Exhibit 99.1

These materials are important and require your immediate attention. The shareholders of Central Fund of Canada Limited are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. CFCL Shareholders that require further assistance, please contact the proxy solicitation agent, Innisfree M&A Incorporated, (i) toll-free in the United States and Canada at (877) 750-5837; (ii) from outside the United States and Canada at +1-412-232-3651; or (iii) e-mail to info@innisfreema.com

CENTRAL FUND OF CANADA LIMITED

NOTICE OF SPECIAL MEETING
to be held on November 30, 2017

AND

NOTICE OF ORIGINATING APPLICATION
TO THE COURT OF QUEEN’S BENCH OF ALBERTA

AND

MANAGEMENT INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF
THE SHAREHOLDERS OF
CENTRAL FUND OF CANADA LIMITED
CONCERNING THE PLAN OF ARRANGEMENT INVOLVING
CENTRAL FUND OF CANADA LIMITED AND ITS SHAREHOLDERS

AND

SPROTT PHYSICAL GOLD AND SILVER TRUST

AND

SPROTT INC.

AND

THE CENTRAL GROUP ALBERTA LTD. AND ITS SHAREHOLDERS

AND

2070140 ALBERTA LTD.

October 26, 2017

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF CENTRAL FUND OF CANADA LIMITED	iii
FREQUENTLY ASKED QUESTIONS	v
A. Questions relating to the Arrangement	v
B. Questions relating to General Proxy Matters	viii
MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information for Non-Registered CFCL Shareholders	2
Information for United States Class A Shareholders	3
Currency Exchange Rates	4
GLOSSARY OF TERMS	5
SUMMARY INFORMATION	19
Central Fund of Canada Limited	19
Sprott Inc.	19
The Meeting	19
Details of the Arrangement	19
Recommendation of the CFCL Special Offer Committee and the CFCL Board of Directors	20
Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement	20
Arrangement Agreement	23
Effect of the Arrangement	23
Effect of the Arrangement on CFCL Shareholder Rights	24
Procedure for the Arrangement to become Effective	24
Approval of the CFCL Shareholders Required for the Arrangement	24
Court Approval	25
Key Regulatory/Stock Exchange Approvals	25
Timing	25
Procedure for Exchange of CFCL Shares	25
Right to Dissent	26
Information Concerning the Trust	26
Certain Canadian Federal Income Tax Considerations	27
Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares	27
Selected Pro Forma Financial Information	28
Risk Factors	31
PART I — THE ARRANGEMENT	34
General	34
Details of the Arrangement	34
Additional Transactions	36
Background to the Arrangement	37
Fairness Opinions	46
Recommendation of the CFCL Special Offer Committee and the CFCL Board of Directors	48

Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement	49
Additional Considerations of the CFCL Board Concerning the Arrangement	52
Arrangement Agreement	54
Risk Factors Related to the Arrangement	64
Effect of the Arrangement	66
Effect of the Arrangement on CFCL Shareholder Rights	66
Procedure for the Arrangement to Become Effective	66
Key Regulatory / Stock Exchange Approvals	68
Timing	69
Procedure for Exchange of CFCL Shares	70
Right to Dissent	71
Interests of Certain Persons or Companies in the Arrangement	73
Insurance Coverage for Directors and Officers of CFCL	74
Expenses of the Arrangement	74
Securities Law Matters	74
Legal Matters	79
Experts	79
Certain Canadian Federal Income Tax Considerations	80
Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares	83
Risk Factors Related to the Trust	90
PART II — INFORMATION CONCERNING THE TRUST	102
History and Development of the Trust	102
Investment Objectives of the Trust	102
Investment Strategies of the Trust	102
Borrowing Arrangements	102
Investment Restrictions and Operating Restrictions	103
Overview of the Gold Sector	104
Overview of the Silver Sector	111
Description of Trust Units	117
Calculation of Net Asset Value	119
Market for the Trust Units	123
Redemption of Trust Units	124
Responsibility for Operation of the Trust	127
Principal Holders of Securities	143
Trust Governance	143
Distribution Policy	146
Material Income Tax Considerations	148
PART III — INFORMATION CONCERNING SPROTT	157
General	157
Description of the Business	158
Investment Management	158
Merchant Banking & Advisory Services	159

Corporate Shared Service & Balance Sheet Management	159
Documents Incorporated by Reference	159
Description of Share Capital	160
Sprott Shares	160
Restriction on Share Ownership and Transfer	160
Market For Securities	160
Auditors, Transfer Agent and Registrar	162
Legal Proceedings and Regulatory Actions	162
PART IV — INFORMATION CONCERNING CFCL	163
General	163
Documents Incorporated by Reference	163
Consolidated Capitalization	164
Description of Share Capital	164
Monthly Price Range and Trading Volumes	165
Auditors, Transfer Agent and Registrar	166
Share Ownership by Officers and Directors of CFCL	166
Administrative Services	166
Interests of Certain Persons in Material Transactions	166
PART V – PRO FORMA INFORMATION OF THE TRUST AFTER GIVING EFFECT TO THE ARRANGEMENT	168
General	168
Selected Pro Forma Financial Information	168
Pro Forma Consolidated Capitalization	170
Principal Holders of the Trust Units	170
PART VI — GENERAL PROXY MATTERS	171
Solicitation of Proxies	171
Appointment and Revocation of Proxies	171
Record Date	171
Signature of Proxy	172
Voting of Proxies	172
Exercise of Discretion of Proxy	172
Voting Securities and Principal Holders Thereof	172
Interest of Informed Persons in Material Transactions	173
Procedure and Votes Required	173
PART VII – APPROVAL	174
CFCL Board of Directors’ Approval	174
PART VIII – CONSENT OF PRICEWATERHOUSECOOPERS LLP	175
Consent of PricewaterhouseCoopers LLP	175

APPENDICES

APPENDIX A-1 –	CLASS A SHAREHOLDER ARRANGEMENT RESOLUTION
APPENDIX A-2 –	COMMON SHAREHOLDER ARRANGEMENT RESOLUTION
APPENDIX A-3 –	NEW ADMINISTRATOR ARRANGEMENT RESOLUTION
APPENDIX A-4 –	ARRANGEMENT AGREEMENT
APPENDIX B –	INTERIM ORDER
APPENDIX C –	NOTICE OF ORIGINATING APPLICATION
APPENDIX D –	PLAN OF ARRANGEMENT
APPENDIX E –	FAIRNESS OPINIONS OF PwC
APPENDIX F –	SPROTT PHYSICAL GOLD AND SILVER TRUST FINANCIAL STATEMENTS
APPENDIX G –	SPROTT PHYSICAL GOLD AND SILVER TRUST UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
APPENDIX H –	SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
APPENDIX I –	DISCLOSURE ABOUT THE ROYAL CANADIAN MINT

SCHEDULES

SCHEDULE A –	COMPARISON OF CANADIAN SECURITIES REGULATORY REGIME FOR INVESTMENT FUNDS AND PUBLIC COMPANIES

SCHEDULE B –	COMPARISON OF RIGHTS AS A UNITHOLDER OF THE TRUST AND AS A SHAREHOLDER OF CFCL

October 26, 2017

Dear CFCL Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the shareholders of Central Fund of Canada Limited (“CFCL”). The Meeting will be held at the offices of Parlee McLaws LLP, Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, on November 30, 2017 at 1:00 p.m. (Calgary time). At the Meeting, holders of Class A shares and holders of the Common shares will each be asked to consider and vote on a special resolution to approve a proposed arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) involving CFCL, a newly formed trust, Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Inc., (“Sprott”), The Central Group Alberta Ltd. (“CGAL”) and its shareholders (Philip M. Spicer and J.C. Stefan Spicer), 2070140 Alberta Ltd. and the shareholders of CFCL.

The Arrangement cannot proceed unless it is approved by both the Class A shareholders and the Common shareholders, each voting separately as a class. If you cannot attend the Meeting in person, please complete the enclosed applicable form of proxy and submit it to AST Trust Company (Canada), as soon as possible but no later than 1:00 p.m. (Calgary Time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the time of any adjournment or postponement of the Meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT ALL CLASS A SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT AND ALL COMMON SHAREHOLDERS (OTHER THAN PHILIP M. SPICER, J.C. STEFAN SPICER AND THEIR FAMILY, IN RESPECT OF WHICH NO RECOMMENDATION IS MADE) VOTE IN FAVOUR OF THE ARRANGEMENT.

I draw your attention to the section of the enclosed Information Circular (the “Circular”) entitled “Part I - The Arrangement – Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement” which describes the history and events leading up to the proposed Arrangement as well as details of the reasons why your Board of Directors and the Special Offer Committee (comprised of Directors who are not conflicted by virtue of the terms of the proposed Arrangement) are recommending that Class A shareholders and Common shareholders vote in favour of the Arrangement.

Pursuant to the Arrangement, the full text of which is set out in Appendix D to the Circular, all or substantially all of the assets and liabilities of CFCL other than the amended restated administrative and consulting agreement (“Administration Agreement”) between CFCL and CGAL, will be transferred to the Trust and the Class A shareholders will receive units of the Trust (the “Trust Units”) in exchange for their Class A shares on the basis of one Trust Unit for each Class A share. Separately, Sprott will acquire all of the Common shares for C$500 in cash for each share. Sprott will also acquire from CGAL all the shares of 2070140 Alberta Ltd., a newly formed entity holding all rights and obligations under the Administration Agreement for an aggregate purchase price consisting of C$85 million in cash and 6,997,387 common shares of Sprott, plus an earnout agreement pursuant to which Sprott will pay CGAL an amount equal to the greater of (1) C$5 million and (2) an amount based on a formula related to the legacy assets of CFCL held by the Trust on the first anniversary of the Arrangement. The ongoing operation of the Trust will be managed by Sprott Asset Management LP, an affiliate of Sprott.

If approved, the Arrangement is currently anticipated to be completed early in the first quarter of 2018. Enclosed with this Circular is a letter of transmittal explaining how registered shareholders may exchange their Class A shares for Trust Units or their Common shares for a cash payment. Shareholders whose Class A shares or Common shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee and provide instructions regarding the exchange or sale of their Class A shares or Common shares respectively.

The special resolution of Class A shareholders, the full text of which is set out in Appendix A-1 to the Circular, must be approved by at least 66⅔% of the votes cast by Class A shareholders and a “majority of the minority” of the votes cast by Class A shareholders, in each case, present in person or represented by proxy at the Meeting. The special resolution of Common shareholders, the full text of which is set out in Appendix A-2 to the Circular, must be approved by at least 66⅔% of the votes cast by the Common shareholders and a “majority of the minority” of the votes cast by Common shareholders, in each case present in person or represented by proxy at the Meeting.

Directors, senior executive officers and certain other shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common shares (including the requisite “majority of the minority”) and 0.04% of the issued and outstanding Class A shares, have entered into voting support agreements with Sprott and agreed to vote their Common shares and Class A shares in favour of the Arrangement at the Meeting. In addition, completion of the Arrangement is subject to, among other things, the approval of the Court, the approval of the listing of the Trust Units on the Toronto Stock Exchange and NYSE Arca and the receipt of all necessary regulatory approvals.

Your vote is important. If you cannot attend the Meeting in person, please complete the enclosed applicable form of proxy and submit it to AST Trust Company (Canada), as soon as possible but no later than 1:00 p.m. (Calgary Time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the time of any adjournment or postponement of the Meeting.

CFCL shareholders that require further assistance, please contact the proxy solicitation agent, Innisfree M&A Incorporated, (i) toll-free in the United States and Canada at (877) 750-5837; (ii) from outside the United States and Canada at +1-412-232-3651; or (iii) e-mail to info@innisfreema.com.

The Circular contains a detailed description of the Arrangement, as well as detailed information regarding the Trust and certain pro forma and other information regarding the Trust after giving effect to the Arrangement. Also contained in the Circular are certain risk factors relating to completion of the Arrangement and certain implications of owning Trust Units instead of Class A shares. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

We look forward to seeing you at the Meeting.

Yours very truly,

(Signed) “J.C. Stefan Spicer”

J.C. Stefan Spicer
Chairman, President & CEO
Central Fund of Canada Limited

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
CENTRAL FUND OF CANADA LIMITED

TO BE HELD NOVEMBER 30, 2017

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated October 26, 2017, a special meeting (the “Meeting”) of the holders (the “Class A Shareholders”) of Class A non-voting shares (the “Class A Shares”) of Central Fund of Canada Limited (“CFCL”) and the holders (the “Common Shareholders” and together with the Class A Shareholders, the “CFCL Shareholders”) of common shares (the “Common Shares”, and together with the Class A Shares, the “CFCL Shares”) of CFCL will be held at the offices of Parlee McLaws llp at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, Canada at 1:00 p.m. (Calgary time) on November 30, 2017 for the following purposes:

(a)	for the Class A Shareholders to consider, and if thought advisable, to approve, with or without variation, a special resolution (the “Class A Shareholder Arrangement Resolution”) of the Class A Shareholders, the full text of which is set forth in Appendix A-1 to the accompanying management information circular dated October 26, 2017 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving CFCL, Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Inc., The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd. and the CFCL Shareholders;

(b)	for the Common Shareholders to consider, and if thought advisable, to approve, with or without variation, a special resolution (the “Common Shareholder Arrangement Resolution”) of the Common Shareholders, the full text of which is set forth in Appendix A-2 to the Circular, to approve the Arrangement; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Specific details of the matter to be put before the Meeting are set forth in the Circular.

If either the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution is not approved by the CFCL Shareholders at the Meeting, the Arrangement cannot be completed. Further details in this regard are provided in the Circular which accompanies this Notice.

The record date (the “Record Date”) for the determination of CFCL Shareholders entitled to receive notice of and to vote at the Meeting is October 27, 2017. Only CFCL Shareholders whose names have been entered in the registers of Class A Shareholders and Common Shareholders, as applicable, at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting; provided that, to the extent a CFCL Shareholder transfers the ownership of any Class A Shares or Common Shares after the Record Date and the transferee of those Class A Shares or Common Shares, as applicable, produces properly endorsed Class A Share or Common Share, as applicable, certificates or otherwise establishes ownership of such Class A Shares or Common Shares, as applicable, and demands, not later than ten days before the Meeting, to be included on the list of CFCL Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Class A Shares or Common Shares, as applicable, at the Meeting.

Each CFCL Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting. The Class A Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Class A Shareholders and a “majority of the minority” of the votes cast by Class A Shareholders (as required by Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions), in each case, present in person or represented by proxy at the Meeting. The Common Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the Common Shareholders and a “majority of the minority” of the votes cast by Common Shareholders, in each case, present in person or represented by proxy at the Meeting.

A CFCL Shareholder may attend the Meeting in person or may be represented by proxy. CFCL Shareholders that are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the applicable form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be received by AST Trust Company (Canada), by mail: at P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or by facsimile: 1-866-781-3111 for Toll Free within North America or 416-368-2502 outside of North America (and may be scanned and emailed to proxyvote@astfinancial.com (English) or votezprocuration@astfinancial.com (French), no later than 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the time of any adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting, subject to the terms and conditions of the Arrangement Agreement, has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice, subject to the terms and conditions of the Arrangement Agreement.

Registered holders of Class A Shares should complete the accompanying white form of proxy and registered holders of Common Shares should complete the accompanying yellow form of proxy.

Beneficial (non-registered) holders of CFCL Shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by their broker, bank, trust company or other intermediary or nominee.

Pursuant to the Interim Order: (a) registered holders of Class A Shares have the right to dissent in respect of the Arrangement Resolutions and to be paid, an amount equal to the fair value of their Class A Shares in respect of which such right to dissent was validly exercised; and (b) registered holders of Common Shares have the right to dissent in respect of the Arrangement Resolutions and to be paid, an amount equal to the fair value of their Common Shares in respect of which such right to dissent was validly exercised. These dissent rights and the dissent procedures are described in the Circular. The dissent procedures require that in order for a Registered CFCL Shareholder (a “Dissenting Shareholder”) to exercise the right to dissent, the Dissenting Shareholder’s written objection to the applicable Arrangement Resolution must be received by CFCL, care of its solicitors, Parlee McLaws llp, 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, AB, T2P 4K9, Attention: Nancy M. Penner, not later than 5:00 p.m. (Calgary time) on November 28, 2017 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures set forth in Section 191 of the ABCA, as modified by the plan of arrangement and the Interim Order, will result in loss of the right to dissent. See the section entitled “Part I – The Arrangement – Right to Dissent” in the Circular.

The proxyholder has discretion under the applicable accompanying form of proxy or voting instruction form with respect to any amendments or variations of the matter of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date hereof, CFCL knows of no amendments, variations or other matters to come before the Meeting other than the matter set forth in this Notice of Meeting. CFCL Shareholders are encouraged to review the Circular carefully before submitting the applicable form of proxy or voting instruction form.

Dated at Ancaster, Ontario, this 26th day of October, 2017.

BY ORDER OF THE BOARD OF CENTRAL FUND OF CANADA LIMITED

(Signed) “J.C. Stefan Spicer”

J.C. Stefan Spicer
Chairman, President & CEO

FREQUENTLY ASKED QUESTIONS

A.	Questions relating to the Arrangement

The following are general questions that you, as a holder (a “Class A Shareholder”) of Class A non-voting shares (the “Class A Shares”) of Central Fund of Canada Limited (“CFCL”) or a holder (a “Common Shareholder” and, collectively with the Class A Shareholders, the “CFCL Shareholders”) of common shares (the “Common Shares”) of CFCL, may have regarding the proposed plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving CFCL, Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Inc. (“Sprott”), The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd. (“New Administrator”), and the CFCL Shareholders, to be considered at the special meeting (the “Meeting”) of CFCL Shareholders. You are urged to carefully read the remainder of the Circular as the information in this section does not provide all the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, the Circular. Capitalized terms used but not otherwise defined in this “Frequently Asked Questions” section have the meanings attributed thereto under “Glossary of Terms” in the Circular.

Q.	What is the proposed transaction as it relates to Class A Shareholders and Common Shareholders?

A.	The proposed transaction is an arrangement under the Business Corporations Act (Alberta). Pursuant to the Plan of Arrangement, the full text of which is set out in Appendix D to the Circular, all of the assets and liabilities of CFCL (other than the Administration Agreement) will be transferred to the Trust and Class A Shareholders will receive units of the Trust (the “Trust Units”) in exchange for their Class A Shares on the basis of one Trust Unit for each one Class A Share. Common Shareholders will receive C$500 cash in exchange for each Common Share held.

Q.	What other transactions take place in accordance with the Arrangement?

A.	Pursuant to the Arrangement, the Administration Agreement will be assigned to the New Administrator. Sprott will acquire all of the shares of the New Administrator in return for a payment to CGAL in the amount of C$85 million in cash, together with the issuance of 6,997,387 common shares of Sprott to CGAL. In addition, Sprott and CGAL will enter into an earnout agreement pursuant to which Sprott will pay CGAL an amount equal to the greater of (i) C$5 million and (ii) an amount based on a formula related to the legacy assets of CFCL held by the Trust on the first anniversary of the Arrangement. The Administration Agreement will be terminated and CFCL will be liquidated and dissolved on the Effective Date of the Arrangement but after the Effective Time.

Q.	Does the CFCL Board recommend that I vote “FOR” the Arrangement Resolution?

A.	Yes. Each of the CFCL Special Offer Committee and the CFCL Board unanimously (subject to abstentions by conflicted directors) determined that the Arrangement is in the best interests of CFCL and recommends that (i) all Class A Shareholders vote “FOR” the Class A Shareholder Arrangement Resolution, the full text of which is set forth in Appendix A-1 to the Circular, at the Meeting, and (ii) all Minority Common Shareholders vote “FOR” the Common Shareholder Arrangement Resolution, the full text of which is set forth in Appendix A-2 to this Circular, at the Meeting.

Q.	What are the reasons the CFCL Board is recommending I vote in favour of the Arrangement?

A.	The reasons for the Arrangement include the following: for Class A Shareholders, they will receive Trust Units of the Trust that will continue to indirectly hold unencumbered and allocated gold and silver bullion; there is a potential for the Trust Units to trade closer to their NAV than Class A Shares have historically traded as a result of the physical bullion redemption features of the Trust, which is expected to unlock value for Class A Shareholders; the holders of Class A Shares should have a tax-deferred rollover on the conversion of the Class A Shares to Trust Units; there will be a simplified governance structure in the Trust and the litigation to which CFCL has been subjected since 2015 has been discontinued; the CFCL Special Offer Committee has unanimously recommended approval of the Arrangement to the CFCL Board; the Arrangement Agreement provides for a competitive custodian selection process intended to promote bullion security at cost-effective rates; the CFCL Board is allowed to respond to any Superior Proposal, as defined in the Arrangement Agreement; Sprott has agreed to make an expense reimbursement fee of C$2.5 million if the Arrangement Agreement is terminated in certain circumstances; and a CFCL Shareholder has the right to dissent and be paid the fair value of their CFCL Shares.

v

Additionally, Common Shareholders will receive a cash payment of C$500 per Common Share, which represents a premium that compares favourably to similar transactions where control rests with a small group of shareholders (as is the case with the Common Shares).

Q.	What is required for the Arrangement to become effective?

A.	Completion of the Arrangement is subject to, among other things, the approval of the Class A Shareholder Arrangement Resolution by 66⅔% of the votes cast by Class A Shareholders and by a “majority of the minority” of the votes cast by Class A Shareholders (as required by MI 61-101) and the approval of the Common Shareholder Arrangement Resolution by 66⅔% of the votes cast by Common Shareholders and by a “majority of the minority” of the votes cast by Common Shareholders (as required by MI 61-101), in each case at the Meeting; the approval of the Court; the approval of the listing of the Trust Units on the TSX and NYSE Arca; and the receipt of all necessary regulatory approvals.

If the Class A Shareholder Arrangement Resolution is not approved by the Class A Shareholders or the Common Shareholder Arrangement Resolution is not approved by the Common Shareholders at the Meeting, the Arrangement will not be completed. Directors, senior executive officers and certain other shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares and 0.04% of the issued and outstanding Class A Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement at the Meeting.

Alternatively, if the Arrangement receives the necessary CFCL Shareholders’ approvals, but does not receive all other necessary Court, stock exchange or regulatory approvals, the Arrangement cannot be completed.

Q.	When do you expect the Arrangement to be completed?

A.	CFCL currently anticipates that the Arrangement will be completed in the first quarter of 2018. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of CFCL could result in the Arrangement being completed at a later time, or not at all.

Q.	What happens if the Arrangement is not completed?

A.	If the Arrangement is not completed for any reason: (i) Class A Shareholders will not receive the Class A Shareholder Consideration; (ii) Common Shareholders will not receive the Common Shareholder Consideration; (iii) the assignment and novation of the Administration Agreement to the New Administrator and the acquisition of the New Administrator by Sprott will not be completed; and (iv) the other transactions contemplated by the Arrangement Agreement will not be completed.

CFCL has also agreed to pay Sprott a termination fee of C$5 million in the event that the Arrangement Agreement is terminated in certain circumstances as described in the Circular. For more information, see “Part I — The Arrangement — The Arrangement Agreement — Agreement as to Termination Fee”.

Q.	What do I do with my CFCL Share certificates?

A.	Registered CFCL Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with any certificate(s) representing their CFCL Shares, will receive the Class A Shareholder Consideration and/or Common Shareholder Consideration, as applicable, to which they are entitled under the Arrangement, with any surrendered certificate(s) being cancelled. As soon as a former Registered CFCL Common Shareholder who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Common Shareholder Consideration in accordance with the Arrangement and after receipt of all required documents, a cheque or a wire transfer representing the Common Shareholder Consideration payable under the Arrangement to such Registered CFCL Common Shareholder will be paid to such Registered CFCL Common Shareholder.

Q.	How will I know when all required approvals have been obtained?

A.	CFCL intends to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

Q.	What are the Canadian federal income tax consequences of the Arrangement to CFCL and the CFCL Shareholders?

A.	Transfer of CFCL’s Assets and Liabilities to the Trust Pursuant to the Arrangement

The Arrangement is expected to include a “qualifying exchange” as defined in section 132.2 of the Tax Act, thereby allowing all of the assets and liabilities of CFCL (other than the Administration Agreement) to be transferred to the Trust for proceeds of disposition equal to the tax cost of such assets. In such circumstances, there should be no taxable income to CFCL arising from the transfer and, as a result, there should be no tax liability to CFCL Shareholders resulting from the transfer.

Disposition of Class A Shares by Class A Shareholders Pursuant to the Arrangement

As noted above, the Arrangement is expected to include a “qualifying exchange” as defined in section 132.2 of the Tax Act. Provided that this is the case, where a Class A Shareholder disposes of Class A Shares to CFCL in exchange for Trust Units on the repurchase of Class A Shares pursuant to the Arrangement, the Class A Shareholder’s proceeds of disposition for the Class A Shares disposed of, and the cost to the Class A Shareholder of the Trust Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Class A Shareholder of the Class A Shares immediately prior to their disposition. For the purpose of determining the adjusted cost base of the Trust Units acquired by a Class A Shareholder on such exchange, the cost of such Trust Units will be averaged with the adjusted cost base of all other Trust Units held as capital property by such Class A Shareholder immediately before the exchange.

Provided that the Arrangement includes a “qualifying exchange” as defined in section 132.2 of the Tax Act, CFCL will not realize a gain or loss on the transfer of the Trust Units to Class A Shareholders on the repurchase of Class A Shares.

Class A Shareholders should review the discussion under “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations” and are urged to consult their tax advisors regarding the tax consequences of the Arrangement.

Q.	What are the United States federal income tax consequences of the Arrangement to the Class A Shareholders?

A.	Disposition of Class A Shares by Class A Shareholders Pursuant to the Arrangement

The exchange of Class A Shares for Trust Units pursuant to the Arrangement should be treated as one step in a series of integrated transactions (referred to herein as the “Reorganization Transactions”) that, considered together, qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes (a “Reorganization”). If the Reorganization Transactions, including the Exchange, were treated as a Reorganization, subject to the PFIC rules discussed below under “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”, a U.S. Holder that exchanged Class A Shares for Trust Units pursuant to the Arrangement generally would not recognize a gain or loss on the Exchange. A U.S. Holder’s initial aggregate tax basis in the Trust Units received would be equal to the U.S. Holder’s aggregate adjusted tax basis in Class A Shares exchanged, and a U.S. Holder’s holding period in the Trust Units received would include the U.S. Holder’s holding period in the Class A Shares exchanged.

Class A Shareholders should review the discussion under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”, which qualifies the information set forth above, and are urged to consult their own tax advisors regarding the tax consequences of the Arrangement.

B.	Questions relating to General Proxy Matters

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of CFCL to be used at the Meeting. CFCL and Sprott have jointly retained Innisfree M&A Incorporated (“Innisfree”) and Shorecrest Group (“Shorecrest”) to assist in connection with communication with the CFCL Shareholders. It is expected that solicitations of proxies will be primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of CFCL or Sprott. Custodians and fiduciaries will be supplied with proxy materials to forward to Non-Registered CFCL Shareholders and normal handling charges will be paid for such forwarding services. The record date to determine CFCL Shareholders entitled to receive notice of and vote at the Meeting is October 27, 2017.

Your vote is very important and you are encouraged to exercise your vote using any of the voting methods described below. If you are a registered holder of CFCL Shares, your form of proxy must be received by AST Trust Company (Canada) by no later than 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the time of any adjournment or postponement of the Meeting. If your CFCL Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee may require that you complete your vote at an earlier date.

Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies.

Q.	Am I entitled to vote?

A.	You are entitled to vote in respect of the Class A Shareholder Arrangement Resolution if you were a Class A Shareholder as of the close of business on October 27, 2017, the record date for the Meeting; provided that, to the extent a Class A Shareholder transfers the ownership of any Class A Shares after such record date and the transferee of those Class A Shares produces properly endorsed Class A Share certificates or otherwise establishes ownership of such Class A Shares and demands, not later than ten days before the Meeting, to be included on the list of Class A Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Class A Shares at the Meeting. A holder of Class A Shares will be entitled to one vote on the Class A Shareholder Arrangement Resolution, for each Class A Share held.

You are entitled to vote in respect of the Common Shareholder Arrangement Resolution if you were a Common Shareholder as of the close of business on October 27, 2017, the record date for the Meeting; provided that, to the extent a Common Shareholder transfers the ownership of any Common Shares after such record date and the transferee of those Common Shares produces properly endorsed Common Share certificates or otherwise establishes ownership of such or Common Shares and demands, not later than ten days before the Meeting, to be included on the list of Common Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. A holder of Common Shares will be entitled to one vote on the Common Shareholder Arrangement Resolution for each Common Share held.

Q.	What am I voting on?

A.	If you are a Class A Shareholder, you will be voting on the Class A Shareholder Arrangement Resolution to approve the Arrangement.

If you are a Common Shareholder, you will be voting on the Common Shareholder Arrangement Resolution to approve the Arrangement.

Q.	When and where is the Meeting?

A.	The Meeting will be held at the offices of Parlee McLaws llp, Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, Calgary, Alberta, on November 30, 2017 at 1:00 p.m. (Calgary time).

Q.	What if amendments are made to this matter or if other matters of business are brought before the Meeting?

A.	If you attend the Meeting in person and are eligible to vote, you may vote on the matters for the Meeting, as amended or varied, as you choose. If you have completed and returned a form of proxy or, in the case of the Non-Registered CFCL Shareholders, a voting instruction form, the persons named in the form of proxy or voting instruction form, as applicable, will have discretionary authority with respect to amendments or variations to the matter identified in the Notice of Special Meeting of CFCL Shareholders and to other matters that may properly come before the Meeting. As of the date of the Circular, CFCL knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy or voting instruction form, as applicable, will vote on them in accordance with their best judgment.

Q.	Who is soliciting my proxy?

A.	CFCL is soliciting your proxy, however CFCL has agreed in the Arrangement Agreement to permit Sprott, on behalf of management of CFCL, directly or indirectly through soliciting dealers, to jointly solicit your proxy. All such solicitations by Sprott shall be at its expense. Sprott and CFCL have jointly engaged Innisfree and Shorecrest to act as the proxy solicitation agents with respect to the matters to be considered at the Meeting.

Solicitation of proxies is done primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of CFCL or Sprott.

Q.	How can I vote?

A.	If you are eligible to vote and your CFCL Shares are registered in your name, you can vote your Class A Shares and/or Common Shares, as applicable, in person at the Meeting or by signing and returning the form of proxy for Class A Shareholders or the form of proxy for Common Shareholders, as applicable, in the postage envelope provided or by faxing it to 1-866-781-3111 for Toll Free within North America or to 416-368-2502 outside North America. The completed proxy may also be scanned and emailed to proxyvote@astfinancial.com (English) or votezprocuration@astfinancial.com (French).

If your CFCL Shares are not registered in your name but are held by a nominee, please see below.

Q.	How can a non-registered holder of CFCL Shares vote?

A.	If your CFCL Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your CFCL Shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Additionally, CFCL may use the Broadridge QuickVote™ service to assist Non-Registered CFCL Shareholders with voting their CFCL Shares. Non-Registered CFCL Shareholders may be contacted by Innisfree or Shorecrest, CFCL’s proxy solicitation agents, to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the CFCL Shares to be represented at the Meeting.

Q.	How can a Non-Registered CFCL Shareholder vote in person at the Meeting?

A.	Only Registered CFCL Shareholders or their proxyholders are entitled to vote at the Meeting. If you wish to vote in person at the Meeting, insert your name in the space provided on the applicable form of proxy, or voting instruction form, sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of AST Trust Company (Canada) upon arrival at the Meeting.

Q.	Which form of proxy should I complete, sign and return?

A.	Accompanying this Circular will be either a white form of proxy for use by Class A Shareholders or a yellow form of proxy for use by Common Shareholders. If you hold Class A Shares only, please complete, sign and return the white form of proxy for Class A Shareholders. If you hold Common Shares only, please complete, sign and return the yellow form of proxy for Common Shareholders. If you hold both Class A Shares and Common Shares, please complete both the white form of proxy for Class A Shareholders, with respect to your Class A Shares, and the yellow form of proxy for Common Shares, with respect to your Common Shares.

Q.	Who votes my CFCL Shares and how will they be voted if I return a form of proxy?

A.	By properly completing and returning the applicable form of proxy or voting instruction form, as applicable, you are authorizing the persons named in the form of proxy or voting instruction form, as applicable, to attend the Meeting and to vote your CFCL Shares. You can use the enclosed form of proxy, or any other proper form of proxy permitted by law, to appoint your proxyholder.

The CFCL Shares represented by your proxy or voting instruction form, as applicable, must be voted according to your instructions in the proxy or voting instruction form, as applicable. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your CFCL Shares as they see fit. Unless you provide contrary instructions, CFCL Shares represented by proxies received by the Transfer Agent will be voted “FOR” the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution, as applicable.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my CFCL Shares?

A.	Yes, you have the right to appoint the person of your choice, who does not need to be a CFCL Shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the form of proxy or voting instruction form and insert the name of your chosen individual in the space provided, or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy or voting instruction form to the offices of AST Trust Company (Canada) before the above-mentioned deadline.

It is important to ensure that any other person you appoint attends the Meeting and is aware that his or her appointment to vote your CFCL Shares has been made. Proxyholders should, on arrival at the Meeting, present themselves to a representative of AST Trust Company (Canada).

Each Non-Registered CFCL Shareholder has the right to direct your broker, trustee or nominee how to vote. However, because a Non-Registered CFCL Shareholder is not the holder of record, a Non-Registered CFCL Shareholder will not be entitled to vote its CFCL Shares in person at the Meeting and must use the voting instruction form it receives to vote its CFCL Shares directly at the Meeting. The voting instruction form must be returned as directed well in advance of the Meeting in order to have the CFCL Shares voted.

If your CFCL Shares are held in “street name” by a U.S. brokerage account, trustee or another nominee, you are considered the “beneficial owner” or “non-registered holder” of those CFCL Shares. As the beneficial owner of those CFCL Shares, you have the right to direct your broker, trustee or nominee how to vote. However, because a beneficial owner is not the shareholder of record, you will not be entitled to vote your beneficially-owned CFCL Shares in person at the Meeting unless you obtain a “legal proxy” from the U.S. broker, trustee or nominee that holds your CFCL Shares, giving you the right to vote the CFCL Shares at the Meeting.

Q.	What if my CFCL Shares are registered in more than one name or in the name of a company?

A.	If your CFCL Shares are registered in more than one name, all registered persons must sign the applicable form of proxy. If your CFCL Shares are registered in a company’s name or any name other than your own, you must provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact AST Trust Company (Canada) by telephone 1-800-387-0825 Toll Free within North America or 416-682-3860 outside Canada and the United States or by email at inquiries@astfinancial.com before submitting your form of proxy.

Q.	Can I revoke a proxy or voting instruction?

A.	Yes. If you are a registered holder of CFCL Shares and have returned a form of proxy, you may revoke it by:

•	completing and signing a proxy bearing a later date, and delivering it to AST Trust Company (Canada) any time up to 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) preceding the time to which the Meeting was adjourned or postponed; or

•	delivering a written statement, signed by you or your authorized attorney: (i) to AST Trust Company (Canada) any time up to 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) preceding the time to which the Meeting was adjourned or postponed; or (ii) at the registered office of CFCL at any time up to and including the last Business Day preceding the Meeting, or an adjournment of the Meeting; or (iii) to the Chair of the Meeting prior to the start of such meeting; or (iii) in any other manner permitted by law.

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If you are a Non-Registered CFCL Shareholder, contact your nominee.

Q.	How many Class A Shares and Common Shares are outstanding?

A.	As of October 26, 2017, there were 252,116,003 Class A Shares and 40,000 Common Shares outstanding. CFCL has no other class or series of voting shares outstanding.

Q.	How do I receive Trust Units in exchange for my Class A Shares and/or cash in exchange for my Common Shares?

A.	If and when the Arrangement is completed, the Letter of Transmittal that accompanies this Circular must be completed and sent to or delivered with the certificate(s) representing your Class A Shares and/or Common Shares to TSX Trust Company, the depositary for the Arrangement, at any of the offices set forth in such Letter of Transmittal. You will receive Trust Unit certificates of the Trust or other evidence of ownership for any of your exchanged Class A Shares and/or a cheque for any of your deposited Common Shares as soon as practicable following completion of the Arrangement, provided you have sent all of the necessary documentation to the Depositary. If you are a Non-Registered CFCL Shareholder, contact your nominee for further instructions.

Q.	What do I need to do now?

A.	Carefully read and consider the information contained in, and incorporated by reference into, the Circular. You are required to make an important decision. If you have any questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote promptly.

Q.	What if I have other questions?

A.	CFCL Shareholders that require further assistance, please contact the proxy solicitation agent, Innisfree, (i) toll-free in the United States and Canada at (877) 750-5837 (ii) from outside the United States and Canada at +1-412-232-3651; or (iii) e-mail to info@innisfreema.com.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management or CFCL Board for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by CFCL.

This Circular does not constitute an offer to sell, offer to acquire or a solicitation of an offer to sell or acquire any securities, or a solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful.

CFCL Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.

The information concerning Sprott and the Trust contained or incorporated by reference in this Circular has been provided by Sprott and the Trust. Although CFCL has no knowledge that would indicate that any of such information is untrue or incomplete, CFCL does not assume any responsibility for the accuracy or completeness of such information or the failure by Sprott to disclose events which may have occurred or may affect Sprott, or the Trust, but which are unknown to CFCL.

This Circular and the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is an offence.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix D to this Circular. You are urged to read carefully the full text of the Plan of Arrangement. Additionally, this Circular contains summaries of certain agreements that CFCL or Sprott (or certain of its affiliates) has entered into or will enter into in connection with the Arrangement and the other transactions contemplated by this Circular. The descriptions contained in this Circular of these agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the definitive agreements. Copies of certain documents referred to herein are attached as Appendices to this Circular. You are urged to read carefully the full text of such documents. In addition, copies of the definitive agreements will be made available without charge to you in response to a written request to CFCL or Sprott, as applicable.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Circular is given as of October 26, 2017 unless otherwise specifically stated.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Circular contains “forward looking statements” and “forward looking information” (collectively, “forward looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this Circular, other than statements of current and historical fact, is forward looking information. Often, but not always, forward looking information can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward looking information in this Circular is qualified by this cautionary note.

Forward looking information in this Circular includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Arrangement, the market for and listing of the Trust Units, the ability of the parties to the Arrangement to complete the transactions contemplated by the Arrangement, anticipated benefits of the Arrangement, the completion of the Arrangement, the Trust’s objectives, intentions, expectations and future performance.

1

Forward looking information is not, and cannot be, a guarantee of future results or events. Forward looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by CFCL at the date the forward looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward looking information.

The material factors or assumptions that CFCL identified and were applied by CFCL in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•	the completion of the Arrangement;

•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets;

•	the timing and receipt of various governmental and stock exchange approvals; and

•	certain tax matters, including, but not limited to current tax laws and regulations.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward looking information may include, but are not limited to, the following: the failure to obtain the required approvals or clearances from government authorities and stock exchanges on a timely basis, as well as certain “Risk Factors” as discussed in the Circular. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward looking information. Accordingly, you should not place undue reliance on forward looking information. CFCL does not assume any obligation to update or revise any forward looking information after the date of the Circular or to explain any material difference between subsequent actual events and any forward looking information, except as required by applicable law.

Information for Non-Registered CFCL Shareholders

The information set forth in this section is of significant importance to many CFCL Shareholders, as a substantial number of such CFCL Shareholders do not hold CFCL Shares in their own name. CFCL Shareholders that do not hold their CFCL Shares in their own name (“Non-Registered CFCL Shareholders”) should note that only proxies deposited by CFCL Shareholders whose names appear on the records of the applicable registrar and transfer agent for CFCL as the Registered CFCL Shareholders can be recognized and acted upon at the Meeting. If CFCL Shares are listed in an account statement provided to a CFCL Shareholder by a broker, then in almost all cases those CFCL Shares will not be registered in a holder’s name on the records of CFCL. Such CFCL Shares will more likely be registered under the name of the holder’s broker or an agent of that broker. In Canada, the vast majority of such CFCL Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). CFCL Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered CFCL Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting CFCL Shares for their clients. The majority of CFCL Shares held in the United States are registered in the name of Cede & Co. (the registration name for the nominee for The Depository Trust Company, which is the United States equivalent of CDS). CFCL would generally not know for whose benefit the CFCL Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy may require intermediaries/brokers to seek voting instructions from Non-Registered CFCL Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered CFCL Shareholders in order to ensure that their CFCL Shares are voted at the Meeting. Often, the form of proxy supplied to a Non-Registered CFCL Shareholder by its broker is identical to the form of proxy provided to Registered CFCL Shareholders; however, its purpose is limited to instructing the Registered CFCL Shareholders on how to vote on behalf of the Non-Registered CFCL Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the applicable form of proxy. The Non-Registered CFCL Shareholder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Non-Registered CFCL Shareholder can call a toll-free telephone number or access the internet to vote the CFCL Shares held by the Non-Registered CFCL Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of CFCL Shares to be represented at the Meeting. A Non-Registered CFCL Shareholder receiving a voting instruction form cannot use that voting instruction form to vote CFCL Shares directly at the Meeting, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the CFCL Shares voted.

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Although a Non-Registered CFCL Shareholder may not be recognized directly at the Meeting for the purpose of voting CFCL Shares registered in the name of its broker or other intermediary, a Non-Registered CFCL Shareholder may vote those CFCL Shares as a proxyholder for the Registered CFCL Shareholders. To do this, a Non-Registered CFCL Shareholder should enter such Non-Registered CFCL Shareholder’s own name in the blank space on the applicable form of proxy or voting instruction form provided to the Non-Registered CFCL Shareholder and return the document to such Non-Registered CFCL Shareholder’s broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

If your CFCL Shares are held in “street name” by a U.S. brokerage account, trustee or another nominee, you are considered the “beneficial owner” or “non-registered holder” of those CFCL Shares. As the beneficial owner of those CFCL Shares, you have the right to direct your broker, trustee or nominee how to vote. However, because a beneficial owner is not the shareholder of record, you will not be entitled to vote your beneficially-owned CFCL Shares in person at the Meeting, unless you obtain a “legal proxy” from the U.S. broker, trustee or nominee that holds your CFCL Shares, giving you the right to vote the CFCL Shares at the Meeting.

Non-Registered CFCL Shareholders should also instruct their broker or other intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to such Non-Registered CFCL Shareholder’s CFCL Shares in order to receive the Trust Units and/or cash, as applicable, issuable pursuant to the Arrangement in exchange for such holder’s CFCL Shares.

See “Frequently Asked Questions – Questions relating to General Proxy Matters” accompanying this Circular and “Part VI – General Proxy Matters”.

Information for United States Class A Shareholders

The Trust Units to be issued under the Arrangement are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from the general requirement of registration the issuance of any securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.

The Trust Units issuable to Class A Shareholders pursuant to the Arrangement will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” of the Trust. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer. Any resale of such Trust Units by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See “Part I – The Arrangement – Securities Law Matters – United States”.

The Class A Shares are registered under Section 12(b) of the U.S. Exchange Act. As a result of the Arrangement, pursuant to Rule 12g-3(a) under the U.S. Exchange Act, the Trust Units will “succeed” to the Section 12(b) U.S. Exchange Act registration of the Class A Shares. As a “foreign private issuer” under the U.S. Exchange Act, the Trust will, upon consummation of the Arrangement, be required to furnish to the SEC, current reports on Form 6-K in accordance with Rules 13a-1 and/or 13a-3 under the U.S. Exchange Act and will file annual reports with the SEC on Form 40-F.

CFCL is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 36-4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. CFCL Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning CFCL and the Trust contained herein, including the pro forma information of the Trust after giving effect to the Arrangement, has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Unless otherwise indicated, the financial statements and other financial information of CFCL and the Trust set forth herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. IFRS differ from United States generally accepted accounting principles, and the financial statements and financial information of CFCL and the Trust may not be comparable with financial statements and financial information of similar United States entities that file reports with the SEC.

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Class A Shareholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. They are advised to consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of the Trust Units acquired pursuant to the Arrangement. See “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that CFCL, Sprott and the Trust and SAM GP are organized or incorporated under the laws of Canada or a jurisdiction thereof, that most of the officers and directors of CFCL, Sprott, SAM GP and the Trust are residents of countries other than the United States and that all or substantial portions of the assets of CFCL, SAM, SAM GP and the Trust are located outside the United States. As a result, it may be difficult or impossible for CFCL Shareholders to effect service of process within the United States upon CFCL, Sprott, SAM GP or the Trust and their respective officers, directors or trustees, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, CFCL Shareholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Currency Exchange Rates

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars”, “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average exchange rates during such periods, and (iii) the high and low exchange rates during each of the years ended December 31, in each case based on the Bank of Canada noon rate, and for the nine months ended September 30, 2017, based on the Bank of Canada’s daily exchange rate, for U.S. dollars published on the Bank of Canada’s website.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014
Rate at end of period	0.8013	0.7448	0.7225	0.8620
Average rate for period	0.7659	0.7548	0.7820	0.9054
High for period	0.8245	0.7972	0.8527	0.9422
Low for period	0.7276	0.6854	0.7148	0.8589

On October 26, 2017, the Bank of Canada daily exchange rate was C$1.00 equals US$0.7794.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including in the section entitled “Summary Information”.

“19b-4 Approval” means the required approvals under Rule 19b-4 under the U.S. Exchange Act in order to effect listing of the Trust Units on NYSE Arca;

“ABCA” means the Business Corporations Act (Alberta) as revised, amended or restated from time to time;

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement having terms that are not less favourable, individually or in the aggregate, to CFCL than those set out in the Confidentiality Agreement and in the Arrangement Agreement, provided that (a) use of confidential information provided thereunder shall be restricted to consideration of a negotiated transaction; and (b) the duration of the required standstill period may be the earlier of 12 months and the occurrence, following the entering into of the Acceptable Confidentiality Agreement, of a “spring event” (which will be defined in a manner no less favourable to CFCL than permitted under the Arrangement Agreement);

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only CFCL and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Sprott (or any affiliate of Sprott or any Person acting in concert with Sprott or any affiliate of Sprott) after the date of the Arrangement Agreement relating to: (a) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the assets or contributing 20% or more of the revenue of CFCL, CGAL or the New Administrator or of 20% or more of any class of the voting or equity securities of CFCL, CGAL or the New Administrator (or rights or interests in such voting or equity securities); (b) any take-over bid, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of CFCL, CGAL or the New Administrator; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization (including conversion into an exchange traded fund or similar entity or other transaction requiring articles of amendment), recapitalization, liquidation, dissolution, winding up or exclusive license involving CFCL, CGAL or the New Administrator; (d) any transaction involving the acquisition of the Administration Agreement; or (e) any other similar transaction or series of transactions involving CFCL, CGAL, the New Administrator or the CGAL Shareholders;

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and CGAL dated as of November 1, 2005;

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“allowable capital loss” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“ARC” has the meaning attributed to it under the heading “Part I – The Arrangement – Arrangement Agreement – Key Regulatory/Stock Exchange Approvals – Other Regulatory Conditions or Approvals – Competition Act Approval”;

“Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement among CFCL and CFCL Shareholders, the Trust, Sprott, CGAL and its shareholders, and the New Administrator, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 among Sprott, CFCL, CGAL, the CGAL Shareholders, 2070140 Alberta Ltd. and the Trust (to become a party on execution of the Joinder Agreement), a copy of which is attached as Appendix A-4 to this Information Circular, as amended or supplemented in accordance with its terms, prior to the Effective Date;

“Arrangement Resolutions” means the special resolutions approving the Plan of Arrangement presented to the Class A Shareholders and Common Shareholders at the Meeting, in substantially the forms set forth in Appendix A-1 and A-2 respectively, to this Circular, and the New Administrator Arrangement Resolution;

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“Articles of Arrangement” means the articles of arrangement of each of CFCL and the New Administrator in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement;

“Bloomberg” means Bloomberg Finance L.P.;

“Bullion Redemption Notice” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemptions for Physical Gold and Silver Bullion”;

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada or Calgary, Alberta, Canada or New York, New York, United States;

“Calgary Time” means Mountain Time;

“Canadian Securities Laws” means the Securities Act (Alberta), Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities Laws;

“Canadian Trust Unitholder” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Material Income Tax Considerations – Canadian Taxation of Trust Unitholders – Unitholders Resident in Canada”;

“Cash Redemption Notice” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemptions for Cash – Procedure to Redeem for Cash”;

“CBGA” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Overview of the Gold Sector – Introduction to the Gold Industry and its Participants”;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement or proofs of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Articles of Arrangement;

“CFCL” means Central Fund of Canada Limited, a corporation existing under the ABCA;

“CFCL AIF” means the Annual Information Form of CFCL dated December 5, 2016 for the fiscal year ended October 31, 2016, filed in Canada and the Annual Information Form incorporated by reference to CFCL’s Annual Report on Form 40-F for the fiscal year ended October 31, 2016, filed with the SEC on December 8, 2016;

“CFCL Arrangement Resolutions” means the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution;

“CFCL Board” means the board of directors of CFCL;

“CFCL Board Recommendation” means a statement that each of the CFCL Special Offer Committee and the CFCL Board has unanimously (with all directors other than Barry Cooper and Glenn Fox abstaining from voting as conflicted directors), after receiving legal and financial advice, determined that the Arrangement is in the best interests of CFCL and recommends that the Class A Shareholders and Minority Common Shareholders vote in favour of the applicable CFCL Arrangement Resolutions;

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the CFCL Articles of Arrangement;

“CFCL Filings” means all documents publicly filed or furnished under the profile of CFCL on SEDAR or EDGAR since October 31, 2016;

“CFCL Shares” means all issued and outstanding Class A Shares and the Common Shares;

“CFCL Shareholders” means, collectively, the Class A Shareholders and the Common Shareholders;

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“CFCL Special Offer Committee” means the special offer committee of CFCL, consisting of Barry Cooper and Glenn Fox;

“CFTC” means the U.S. Commodity Futures Trading Commission;

“CGAL” means The Central Group Alberta Ltd., a corporation existing under the ABCA;

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 Sprott Shares.

“CGAL Parties” means the CGAL Shareholders and their respective family members;

“CGAL Shares” means all of the issued and outstanding shares of CGAL;

“CGAL Shareholders” means all of the holders of CGAL Shares, being Philip M. Spicer and J.C. Stefan Spicer;

“Change in Recommendation” means the CFCL Board, or any committee thereof including the CFCL Special Offer Committee, fails to unanimously recommend (excluding abstentions by conflicted directors) or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the CFCL Board Recommendation within five Business Days after having been requested in writing by Sprott to do so, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days after the public announcement of such Acquisition Proposal, or recommends or endorses an Acquisition Proposal and/or accepts, approves or enters into a Permitted Acquisition Agreement;

“CIBC” means the Canadian Imperial Bank of Commerce;

“Circular” means this information circular dated October 26 2017, together with all appendices hereto, distributed by CFCL in connection with the Meeting;

“Class A Shareholder Arrangement Resolution” means a special resolution approving the Arrangement presented to the Class A Shareholders at the Meeting, in substantially the form set forth in Appendix A-1 to this Circular;

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one Trust Unit;

“Class A Shareholders” means the holders of Class A Shares;

“Class A Shareholders Proceedings” means the litigation and other Court proceedings between SAM Alberta and CFCL, as detailed in “Part I – The Arrangement – Background to the Arrangement”;

“Class A Shares” means the Class A shares in the capital of CFCL;

“Class Net Asset Value” means the net asset value for a particular class or series of a class of Trust Units;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Share Amount” means an amount equal to the number of issued and outstanding Common Shares;

“Common Shareholder Arrangement Resolution” means a special resolution approving the Arrangement presented to the Common Shareholders at the Meeting, in substantially the form set forth in Appendix A-2 to this Circular;

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“Common Shareholder Consideration” means the consideration to be received by the Common Shareholders pursuant to the Plan of Arrangement consisting of, for each Common Share, C$500 in cash;

“Common Shareholders” means the holders of Common Shares;

“Common Shares” means the common shares in the capital of CFCL;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Act Approval” means (a) the issuance to Sprott of an advance ruling certificate by the Commissioner under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (b) both (i) the waiting period, including any extension of such waiting period, under section 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act and (ii) Sprott shall have received a letter from the Commissioner indicating that she or he does not, as of the date of the letter, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement dated September 6, 2017 among Sprott, SAM, CFCL and CGAL, as amended, supplemented or otherwise modified from time to time;

“contango” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Overview of the Gold Sector- Sources of Gold Supply- Net Producer Hedging”;

“Court” means the Court of Queen’s Bench of Alberta;

“Court Proceedings” means the application and legal proceedings filed under Alberta Court of Queen’s Bench File Numbers 1701-03238 and 1501-07012 as discussed under “Part I – The Arrangement – Background to the Arrangement”;

“CRA” means the Canada Revenue Agency;

“Defaulting Party” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – Custodians – Custodians for the Trust’s Physical Gold and Silver”;

“Default PFIC Regime” has the meaning attributed to it under the heading “Part I – The Arrangement - Certain Untied States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement”;

“Depositary” means TSX Trust Company, or such other depositary acceptable to Sprott, CFCL and CGAL, acting reasonably;

“Designated Market” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust - Standard of Care and Indemnification of the Trustee”;

“Dissenting CFCL Shareholder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting CFCL Shareholders”;

“Dissenting Class A Share” has the meaning attributed to it under the heading “Part I – The Arrangement – Details of the Arrangement – Arrangement Steps”;

“Dissenting Class A Shareholder” means any Registered Class A Shareholder who has duly and validly exercised its Dissent Rights pursuant to the terms of the Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Common Share” has the meaning attributed to it under the heading “Part I – The Arrangement – Details of the Arrangement – Arrangement Steps”;

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“Dissenting Common Shareholder” means any Registered Common Shareholder who has duly and validly exercised its Dissent Rights pursuant to the terms of the Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Non-Resident Shareholder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dissenting CFCL Shareholders”;

“Dissenting Resident Shareholder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting CFCL Shareholders”;

“Dissenting Shareholder” means, either the Dissenting Class A Shareholder or the Dissenting Common Shareholder, as applicable;

“Dissenting Shareholders” means, collectively, Dissenting Class A Shareholders and Dissenting Common Shareholders;

“Dissenting Shares” means the CFCL Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

“Dissent Procedures” means the dissent procedures, as set forth in Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, as described under “Part I – The Arrangement – Right to Dissent”;

“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

“DRIP” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Market for Securities - Dividends”;

“DTC” means The Depository Trust Company;

“Earnout Agreement” means the earnout agreement to be entered into on the Effective Date between Sprott and CGAL as described under “Part I – The Arrangement – Additional Transactions – The Earnout Agreement”;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System;

“Effective Date” means the date shown in the Certificates of Arrangement issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties to the Arrangement Agreement agree to in writing before the Effective Date;

“Electing Holder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement – Taxation of U.S. Holders Making a Timely QEF Election”;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Industry Regulation Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States);

“EU Member States” means member states of the European Union;

“Exchange” means the exchange of Class A Shares for Trust Units pursuant to the Plan of Arrangement as discussed in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”.

“Exemptive Relief” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Exemptions and Approvals”;

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“Exclusivity Agreement” means the exclusivity agreement dated August 25, 2017 between CFCL, CGAL, Sprott and SAM;

“Expense Reimbursement Amount” has the meaning attributed to it under the heading “Part I – The Arrangement – Arrangement Agreement – Expenses”;

“Fairness Opinions” means the opinions that PwC has provided to the CFCL Special Offer Committee which state that, as of September 29, 2017, and based upon and subject to the restrictions, limitations and major assumptions set forth therein, the Class A Shareholder Consideration to be received by the Class A Shareholders and the Common Shareholder Consideration to be received by the Minority Common Shareholders, in each case pursuant to the Arrangement, is fair, from a financial point of view, to the Class A Shareholders and Minority Common Shareholders, respectively. The Fairness Opinions are one consideration among others considered by the CFCL Special Offer Committee. The Fairness Opinions were prepared as of September 29, 2017 for the exclusive use of the CFCL Special Offer Committee. The Fairness Opinions may not be used by any other person or relied upon by any other person other than the CFCL Special Offer Committee without the express prior written consent of PwC. References herein to the Fairness Opinions of PwC are qualified in their entirety by the full text of the Fairness Opinions, a copy of which is attached hereto as Appendix E, and which forms part of the Circular;

“Final Order” means the final order of the Court in a form acceptable to the Parties to the Arrangement Agreement, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties to the Arrangement Agreement, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties to the Arrangement Agreement, each acting reasonably) on appeal;

“FSA” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Gold Market- Market Regulation”;

“FSMA” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Silver Market- Market Regulation”;

“FSM Act” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Gold Market- Market Regulation”;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Gowlings” means Gowling WLG (Canada) LLP;

“Interim Order” means the interim order of the Court dated October 26, 2017, attached as Appendix B hereto, providing for, among other things, the calling and holding of the Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court with the consent of the Parties to the Arrangement Agreement, acting reasonably;

“Intermediary” includes a broker, dealer, bank, trust company or other intermediary or nominee;

“IRC” means the independent review committee of the Trust;

“IRS” means the Internal Revenue Service;

“IFRS” means International Financial Reporting Standards;

“Interested Party” has the meaning given to it under the heading ““Part I – The Arrangement – Court Approvals – Final Order”;

“Investment and Operating Restrictions” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust - Investment Restrictions and Operating Restrictions”;

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“Investment Fund Regime” has the meaning attributed to it under the heading “Part I – The Arrangement – Canadian Securities Regulatory Regime for Investment Funds and Public Companies”;

“Joinder Agreement” means the joinder agreement entered into among the Parties to the Arrangement Agreement and the Trust promptly following the organization and setting up of the Trust in the form of Schedule L to the Arrangement Agreement;

“Joint Election” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations”;

“Key Regulatory/Stock Exchange Approvals” means 19b-4 Approval, Competition Act Approval and the Trust Unit Stock Exchange Approvals;

“Laws” means any and all: (a) laws (including common law), constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity; (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgment, orders, decisions, rulings or awards of any Governmental Entity; and (c) policies, guidelines and protocols of any Governmental Entity;

“Lending Fund” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Management- Private Resource Investments”;

“Letter of Transmittal” means the letter of transmittal for use by Class A Shareholders and Common Shareholders with respect to the Arrangement, which accompanies this Circular;

“Locked-Up Shareholders” has the meaning given to it under the heading “Part I – The Arrangement – Effect of the Arrangement – Support Agreements”;

“London Bullion Market Association” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Gold Market”;

“London Good Delivery” means, for gold and silver bars, London Bullion Market Association requirements acceptable for large gold and silver bars;

“Management Agreement” means the management agreement between the Trust and Sprott Asset Management LP dated as of October 26, 2017;

“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust;

“Matching Period” has the meaning attributed to it under the heading “Part I – The Arrangement – Non-Solicitation Provisions”;

“Material Adverse Effect” means, with respect to any Person, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of such Person and its subsidiaries (if applicable), taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any fluctuations or changes in gold or silver prices;

(b)	any change affecting the industries in which the Person operates;

(c)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(d)	any adoption, proposal, implementation or change in Laws or any interpretation of Laws by any Governmental Entity;

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(e)	any change in IFRS;

(f)	any natural disaster;

(g)	any actions taken (or omitted to be taken) upon the written request, or with the prior written consent, of all of the other Parties to the Arrangement Agreement;

(h)	the announcement or performance of the Arrangement Agreement or consummation of the Arrangement;

(i)	any change in the market price or trading volume of any securities of the Person (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Person trade; or

(j)	the failure of the Person in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to clauses (b) through to and including (f), such matter does not have a materially disproportionate effect on the Person and its subsidiaries (if applicable), taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and its subsidiaries (if applicable) operate.

“Meeting” means the special meeting of Class A Shareholders and Common Shareholders, including any adjournment or postponement of such special meeting, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions as it may be amended from time to time;

“MI 61-101 Minority Class A Shareholders” means Class A Shareholders, excluding those shareholders who are (i) an “interested party” or (ii) a “related party” of an interested party, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are not interested parties nor issuer insiders of the issuer, or (iii) a joint actor with a person referred to in (i) or (ii) above in respect of the Arrangement (all such parties being “excluded shareholders”), all as described in MI 61-101;

“MI 61-101 Minority Common Shareholders” means those Common Shareholders who are “excluded shareholders” as described in the definition of MI 61-101 Minority Class A Shareholders above;

“Minority Common Shareholders” means the holders of Common Shares, excluding the CGAL Parties;

“Mint” means The Royal Canadian Mint;

“Mint Bullion Storage Agreement” has the meaning attributed to it in Appendix J;

“Mint Bullion Storage Agreement initial notice” has the meaning attributed to it in Appendix J;

“NAV” means net asset value of the Trust or CFCL, as applicable;

“Net change in non-portfolio assets” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Calculation of Net Asset Value”;

“New Administrator” means 2070140 Alberta Ltd.;

“New Administrator Arrangement Resolution” means the resolution in writing signed by all of the shareholders of New Administrator approving the Plan of Arrangement in the form set forth in Appendix A-3 to this Circular;

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the New Administrator Articles of Arrangement;

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“New Administrator Shares” means common shares of the New Administrator;

“NIPs Code” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Silver Market – Market Regulation”;

“NI 81-102” means National Instrument 81-102 Investment Funds as it may be amended from time to time;

“No Action Letter” has the meaning attributed to it under the heading “Part I – The Arrangement – Key Regulatory/Stock Exchange Approvals – Other Regulatory Conditions or Approvals”;

“Non-Canadian Trust Unitholder” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Material Income Tax Considerations – Canadian Taxation of Trust Unitholders – Trust Unitholders Not Resident in Canada”;

“Non-Corporate Electing Holder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement – Taxation of U.S. Holders Making a Timely QEF Election”;

“Non-Defaulting Party” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – Custodians – Custodians for the Trust’s Physical Gold and Silver”;

“Non-Electing Holder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement – Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”;

“non-PFIC Shares” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations Relating to the Arrangement – PFIC Rules and PFIC Status of CFCL”;

“Non-Registered CFCL Shareholders” means Non-Registered Class A Shareholders and Non-Registered Common Shareholders;

“Non-Registered Class A Shareholders” means Class A Shareholders that do not hold their CFCL Shares in their own name and whose CFCL Shares are held through an Intermediary;

“Non-Registered Common Shareholders” means Common Shareholders that do not hold their CFCL Shares in their own name and whose CFCL Shares are held through an Intermediary;

“Non-Resident CFCL Shareholder” has the meaning attributed to it under the heading “Part I – The Arrangement - Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Notice of Intention to Appear” has the meaning given to it under the heading ““Part I – The Arrangement – Court Approvals – Final Order”;

“NYSE” means the New York Stock Exchange;

“OTC” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Gold Market”;

“Outside Date” means January 2, 2018 or such later date as may be agreed to in writing by the Parties to the Arrangement Agreement, provided that if the Effective Date has not occurred by January 2, 2018 as a result of the failure to obtain all of the Key Regulatory/Stock Exchange Approvals, then Sprott, CFCL or CGAL may elect by notice (any such notice given by Sprott being a “Sprott Outside Date Extension Notice”) in writing to the other Parties to the Arrangement Agreement prior to the original Outside Date (and any subsequent Outside Date) to extend such date in one month increments for up to an additional three months, provided further that if permitted extension of the Outside Date were to cause the Outside Date to not occur on a Business Day, the first Business Day thereafter shall be deemed to be the Outside Date;

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“Parties to the Arrangement Agreement” means Sprott, CFCL, CGAL, the CGAL Shareholders and the New Administrator, and, following execution of the Joinder Agreement, the Trust;

“Permitted Acquisition Agreement” means an agreement, arrangement or understanding entered into by CFCL prior to the approval by the CFCL Shareholders to implement, pursue or support a Superior Proposal, as permitted under the circumstances specified in the Arrangement Agreement;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” means a passive foreign investment company within the meaning of Section 1297 of the Code;

“PIPEDA” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – The Manager – Regulation of the Manager”;

“Plan of Arrangement” means the plan of arrangement attached as Appendix D to this Circular, and any amendments or variations made in accordance with the terms of a plan of arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of Parties to the Arrangement Agreement, each acting reasonably;

“Proportionate share” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Calculation of Net Asset Value and Class Net Asset Value per Trust Unit”;

“Proposed Amendments” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations”

“Proposed Regulations” has the meaning attributed to it under the “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations Relating to the Arrangement – Exchange of CFCL Shares for Trust Units Pursuant to the Arrangement”;

“Public Company Regime” has the meaning attributed to it under the heading “Part I – The Arrangement – Canadian Securities Regulatory Regime for Investment Funds and Public Companies”;

“PwC” means PricewaterhouseCoopers LLP;

“QEF” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the Arrangement – PFIC Rules and PFIC Status of CFCL ”;

“QEF Election” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations Relating to the Arrangement – PFIC Rules and PFIC Status of CFCL ”;

“RCIC” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Management – Private Resource Investments”;

“Record Date” means the close of business on October 27, 2017;

“Redemption Amount” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemption for Physical Gold and Silver Bullion”;

“Registered CFCL Shareholder” means, as applicable, the person whose name appears on the register of CFCL as the owner of either Common Shares or Class A Shares, or both, as the case may be;

“Registered Class A Shareholder” means the person whose name appears on the register of CFCL as the owner of Class A Shares;

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“Registered Common Shareholder” means the person whose name appears on the register of CFCL as the owner of Common Shares;

“Registered Plans” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Material Income Tax Considerations – Taxation of Registered Plans”;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulations” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations”;

“Reorganization” has the meaning attributed to it under the heading, “Frequently Asked Questions”;

“Reorganization Transactions” means: (a) the transfer of the Transferred Assets (as defined in the Plan of Arrangement) by CFCL to the Trust in exchange for Trust Units and the assumption of the Transferred Liabilities (as defined in the Plan of Arrangement) by the Trust pursuant to the Plan of Arrangement; (b) the redemption of the Class A Shares by CFCL in exchange for Trust Units pursuant to the Plan of Arrangement; (c) the redemption of the Common Shares by CFCL in exchange for Trust Units pursuant to the Plan of Arrangement; and (d) the liquidation of CFCL pursuant to the Arrangement Agreement.

“Resident Shareholder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“RRIF” means registered retirement income fund;

“RRSP” means registered retirement savings plan;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“Rule 903” means Rule 903 of Regulation S;

“SAM” means Sprott Asset Management LP;

“SAM Alberta” means 1891868 Alberta Ltd., a corporation existing under the ABCA;

“SAM GP” means Sprott Asset Management GP Inc., the general partner of SAM;

“SAM Proposed Plan of Arrangement” has the meaning attributed to it in “Part I – The Arrangement – Background to the Arrangement”;

“SAM Sale Transaction” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Documents Incorporated by Reference”;

“SAM USA” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Management – Private Resource Investments”;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Settlor Unit” means the Trust Unit of the Trust held by SAM, as settlor of the Trust;

“SGRIL” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Management – Private Resource Investments”;

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“SIFT” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Restrictions and Operating Restrictions”;

“SIFT Rules” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Investment Restrictions and Operating Restrictions”;

“Special Resolution” means a resolution approved by 66⅔ of the votes cast by holders of a class of shares present in person or represented by proxy at the Meeting;

“Sprott” means Sprott Inc., a corporation incorporated pursuant to the laws of the Province of Ontario;

“Sprott AIF” means the annual information form of Sprott dated March 1, 2017 for the fiscal year ended December 31, 2016;

“Sprott Board” means the board of directors of Sprott;

“Sprott 2016 MD&A” means the management’s discussion and analysis of Sprott for the fiscal year ended December 31, 2016;

“Sprott-Held Common Share Consideration” means the consideration to be received by Sprott, as a holder of Common Shares, pursuant to the Plan of Arrangement consisting of, for each Common Share, one Trust Unit;

“Sprott Shares” means common shares of Sprott;

“SPW” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – General”;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to acquire not less than all of the outstanding Class A Shares and Common Shares or all or substantially all of the assets and liabilities of CFCL that: (a) did not result from or involve a breach of the non-solicitation provisions of the Arrangement Agreement; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) is not subject to any due diligence or access condition; and (e) that the CFCL Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction that is (i) more favourable, from a financial point of view, to the Class A Shareholders than the Arrangement and (ii) no less favourable, from a financial point of view, to the Common Shareholders than the Arrangement (in each case, including any amendments to the terms and conditions of the Arrangement proposed by Sprott in accordance with its right to match the Acquisition Proposal as described under the heading Part I – The Arrangement – Arrangement Agreement – Non-Solicitation Provisions; Right to Accept a Superior Proposal;

“Superior Proposal Notice” has the meaning attributed to it under the heading “Part I – The Arrangement – Arrangement Agreement –Non-Solicitation Provisions”;

“Supplementary Information Request” has the meaning attributed to it under the heading “Part I – The Arrangement – Other Regulatory Conditions or Approvals”;

“Support Agreements” means the agreements dated October 1, 2017 between Sprott and certain directors and senior officers of CFCL and certain other CFCL Shareholders who have agreed to vote their Common Shares and Class A Shares, as applicable, in favour of the applicable CFCL Arrangement Resolutions. See “Part I – The Arrangement – Support Agreements”;

“Tax Act” means the Income Tax Act (Canada);

“Tax Proposals” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

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“taxable capital gain” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Termination Exception” has the meaning given to it under the heading “Part I – The Arrangement – The Arrangement Agreement –Expenses”;

“Termination Fee” means C$5 million, or where the Expense Reimbursement Amount has been paid, C$7.5 million;

“Termination Fee Event” has the meaning given to it under the heading “The Arrangement – The Arrangement Agreement – Agreement as to Termination Fee”;

“TFSA” means tax free savings account;

“TOCOM” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Operation of the Gold Market – Future Exchanges”;

“Toscana Companies” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust –Responsibility for the Operation of the Trust”;

“Transfer Agent” means AST Trust Company (Canada), at its offices in Calgary, Montreal, Toronto and Vancouver;

“Treaty” has the meaning attributed to it under the heading “Part II – Information Concerning the Trust – Material Income Tax Considerations – Trust Unitholders not Resident in Canada”;

“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario under the trust agreement dated October 26, 2017 between the Manager and RBC Investor Services Trust, as trustee;

“Trust Agreement” means the trust agreement between the Manager and the Trustee, as trustee, dated October 26, 2017;

“Trustee” or “RBC Investor Services” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada;

“Trust Units” means the trust units of the Trust;

“Trust Unitholder” means the holder of a Trust Unit;

“Trust Unit Stock Exchange Approvals” means the conditional approval to the listing of the Trust Units issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Trust Units issuable pursuant to the Arrangement on NYSE Arca;

“TSX” means the Toronto Stock Exchange;

“UCITS” means the Undertakings for Collective Investment in Transferable Securities;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”;

“U.S. Individual Holder” has the meaning attributed to it under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

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“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“U.S. Treasury regulations” means existing and proposed regulations issued by the U.S. Department of the Treasury.

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular or in the Appendices hereto. Capitalized terms used but not otherwise defined herein have the meanings attributed thereto in the “Glossary of Terms”.

Central Fund of Canada Limited

CFCL is a passive, non-operating, specialized investment holding company continued under the laws of the Province of Alberta which buys and holds almost entirely pure refined gold and silver bullion, primarily in international bar form. CFCL’s head office is located at 1323 – 15th Avenue S.W., Suite 805, Calgary, Alberta T3C 0X8 and its registered office is located at 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, Alberta, T2P 4K9.

CFCL’s Class A Shares are traded on the TSX under the symbols ’‘CEF.A’’ (C$) and ’‘CEF.U’’ (U.S.$) and on the NYSE American under the symbol ’‘CEF’’.

Sprott Inc.

Sprott is an alternative asset manager and a global leader in precious metal and real asset investments. Through its subsidiaries in Canada, the U.S. and Asia, Sprott provides investors with best-in-class investment strategies that include exchange listed products, alternative asset management and private resource investments. Sprott also operates merchant banking and brokerage businesses in both Canada and the U.S. Sprott’s registered and head office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

The Sprott Shares are traded on the TSX under the symbol “SII”.

The Meeting

The Meeting will be held on November 30, 2017 at 1:00 p.m. (Calgary time) at the offices of Parlee McLaws llp, 3300 TD Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, Alberta T2P 4K9 for the purposes set forth in the accompanying Notice of Meeting. At the Meeting: (i) the Class A Shareholders will be asked to consider and vote on the Class A Shareholder Arrangement Resolution; and (ii) the Common Shareholders will be asked to consider and vote on the Common Shareholder Arrangement Resolution.

The quorum for the Meeting shall be met if the following two requirements are satisfied: (a) two persons are present in person or represented by proxy, who, in the aggregate, hold at least 10% of the CFCL Shares; and (b) the holders of not less than 20% of the Class A Shares then outstanding are present in person or represented by proxy. See “Part I – The Arrangement”.

Details of the Arrangement

General

The Arrangement Agreement was executed on October 1, 2017. A copy of the Arrangement Agreement is attached as Appendix A-4 to this Circular.

The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix D to this Circular) pursuant to which, among others, the following transactions will occur:

1)	Sprott will:

(a)	acquire each outstanding Common Share at a price of C$500 per share payable in cash; and

(b)	indirectly acquire the Administration Agreement from CGAL for an aggregate purchase price of C$85 million in cash and 6,997,378 Sprott Shares.

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2)	All the assets and liabilities of CFCL, other than the Administration Agreement, will be transferred to the Trust in exchange for 252,156,003 Trust Units.

3)	All Class A Shares and Common Shares (then held by Sprott) will be redeemed and cancelled by CFCL in exchange for Trust Units on the basis of one Trust Unit for each Class A Share and for each Common Share.

On the Effective Date, but after the Arrangement has become effective, the Administration Agreement will be terminated and CFCL will be liquidated and dissolved.

Sprott and CGAL will enter into the Earnout Agreement pursuant to which Sprott will pay CGAL an amount equal to the greater of (1) C$5million and (2) an amount based on a formula related to the legacy assets of CFCL held by the Trust on the first anniversary of the Arrangement. See “Part I – The Arrangement – Additional Transactions”.

Following the completion of the Arrangement, there will be 252,156,003 Trust Units outstanding.

See “Part I – The Arrangement – Details of the Arrangement – General”.

Recommendation of the CFCL Special Offer Committee and the CFCL Board of Directors

Each of the CFCL Special Offer Committee and the CFCL Board has unanimously (with all directors other than Barry Cooper and Glenn Fox abstaining as conflicted directors), after receiving legal and financial advice, determined that the Arrangement is in the best interests of CFCL and recommends that the Class A Shareholders and Minority Common Shareholders vote FOR the applicable CFCL Arrangement Resolutions.

See “Part I – The Arrangement – Recommendation of the CFCL Special Offer Committee and the CFCL Board of Directors” and “Part I – The Arrangement – Fairness Opinions”.

Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement

The CFCL Board, along with their respective legal and financial advisors, reviewed, and considered a number of factors relating to the Arrangement.

Recommendations to Class A Shareholders and Common Shareholders

A.          The following is a summary of certain reasons for the unanimous recommendation of the CFCL Board (with conflicted directors abstaining from voting) that Class A Shareholders and Minority Common Shareholders vote FOR the applicable CFCL Arrangement Resolution.

Report and Recommendation of the CFCL Special Offer Committee

The Arrangement is the result of an arm’s length negotiation process, which has been led by the CFCL Special Offer Committee, consisting entirely of independent directors of the CFCL Board. The CFCL Special Offer Committee has provided its report to the CFCL Board and has unanimously recommended that the CFCL Board approve entering into the Arrangement Agreement and that it recommend that Class A Shareholders and Common Shareholders approve the Arrangement.

Fairness Opinions

PwC has provided the CFCL Special Offer Committee with the Fairness Opinions which state that, as of September 29, 2017, and based upon and subject to the restrictions, limitations and major assumptions set forth therein, the Class A Shareholder Consideration to be received by the Class A Shareholders and the Common Shareholder Consideration to be received by the Minority Common Shareholders, in each case pursuant to the Arrangement, is fair, from a financial point of view, to the Class A Shareholders and Minority Common Shareholders, respectively. The Fairness Opinions are one consideration among others considered by the CFCL Special Offer Committee. See “Part I – The Arrangement – Background to the Arrangement – Considerations of the Special Offer Committee”.

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Ability to Respond to Superior Proposals

The Arrangement Agreement, subject to certain terms and conditions, allows the CFCL Board, in the exercise of its fiduciary duties, to respond to any unsolicited bona fide written proposal that, having regard for all of the terms and conditions of such proposal, if consummated in accordance with its terms, would lead to a Superior Proposal.

Expense Reimbursement Fee

Sprott has agreed to pay to CFCL and CGAL an aggregate expense reimbursement fee of C$2.5 million if the Arrangement Agreement is terminated, other than as a result of a specified breach by CFCL, CGAL, the New Administrator or a CGAL Shareholder.

Dissent Rights

The Arrangement provides that a Class A Shareholder or Common Shareholder may, upon strict compliance with certain conditions, exercise Dissent Rights and be entitled to receive the fair value of their CFCL Shares in accordance with the Arrangement.

Eliminates Long-Standing Litigation Risk and Costs to CFCL Shareholders

•	The Arrangement Agreement provides for the discontinuance of all of the Court Proceedings, and stops the significant outflow of cash from CFCL to defend against such proceedings.

•	The Arrangement Agreement provides that Sprott, on its own behalf and on behalf of SAM and SAM Alberta, releases CFCL and CGAL and their present and former directors from claims, including claims in respect of the Court Proceedings but excluding claims arising from specified breaches. See “Part I – The Arrangement – Arrangement Agreement – Releases”. Sprott has also agreed in the Arrangement Agreement to certain standstill provisions which are in effect for a three year period, except in the event Sprott terminates the Arrangement Agreement as a result of specified breaches or if there is a Material Adverse Effect in respect of CFCL, with certain exceptions. See “Part I – The Arrangement – The Arrangement – Standstill”.

•	The Court Proceedings and all Court actions as discussed in “Part I – The Arrangement – Background to the Arrangement” have resulted in legal and other expenses totalling approximately US$6.6 million being borne by CFCL since 2015. These ongoing legal costs have reduced CFCL’s NAV, negatively impacted CFCL’s expense ratio and forced CFCL to sell bullion to fund these expenses.

Recommendation to Class A Shareholders

B.          The following is a summary of the principal reasons for the unanimous recommendation of the CFCL Board (with conflicted directors abstaining from voting) that Class A Shareholders vote FOR the Class A Shareholder Arrangement Resolution.

Continued Ownership of Gold and Silver Bullion

After giving effect to the Arrangement and the exchange of Class A Shares for Trust Units of the Trust, Class A Shareholders will indirectly own the same amount of gold and silver bullion as they currently do and will maintain their exposure to long-term gold and silver prices.

Potential to Unlock Value by Trading Closer to NAV

•	In recent years, the Class A Shares have consistently traded at a discount to their NAV. Over the past three years, the Class A Shares have traded at an average discount of approximately 7.1% to their NAV. While there are a number of possible reasons for this trading discount, there is also no apparent reason to expect this discount to narrow in the near term under the current structure of CFCL and anticipated prices for gold and silver.

•	Physical gold and silver bullion trusts currently managed by Sprott have generally traded at or near their NAV, due in part to their having redemption features that are considered more favourable to their unitholders, including a physical redemption feature which allows unitholders, subject to certain restrictions, to redeem their units for physical bullion at NAV, less applicable costs.

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•	Given the Trust will have redemption features similar to those of Sprott’s current physical bullion trusts, including a physical redemption feature, it is expected that the Trust Units should trade closer to their underlying NAV than has been the case with the Class A Shares.

•	If, after giving effect to the Arrangement, Trust Units in the Trust were to trade at their NAV, it would represent an aggregate increase in the trading value of the Trust Units of approximately C$313 million, or C$1.24 per equivalent Class A Share.

•	Since the announcement of the Arrangement on October 2, 2017, the trading discount to NAV of the Class A Shares has been reduced from 6.9% to approximately 3.3%, suggesting that investors expect the Arrangement to be completed and that the Trust Units will trade closer to NAV than the Class A Shares.

Tax-Deferred Rollover and Reorganization Treatment

The transactions contemplated in the Arrangement should result in a tax-deferred rollover for holders of Class A Shares for Canadian federal income tax purposes and a Reorganization for United States federal income tax purposes when the Class A Shares are converted to Trust Units of the Trust. See “Part I – The Arrangement - Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement - Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” for further details.

Class Voting

The SAM Proposed Plan of Arrangement did not provide for class voting but instead grouped the Common Shares with the Class A Shares. The Plan of Arrangement requires approval by Class A Shareholders and Common Shareholders each voting separately as a class.

Provision for Continued Leading Bullion Security

As of the date of this Circular, the custodian for the gold and silver bullion owned by CFCL is CIBC and the bullion is located in CIBC’s Class 3 vaults on an unencumbered, allocated and physically segregated basis. The Arrangement Agreement provides that the Trust shall permit CIBC to make a formal bid to act as bullion custodian for the Trust and shall give reasonable consideration to that bid (including, as reasonable consideration of such bid, taking into account any anticipated costs associated with bullion movement and the security and safeguards surrounding the vaults). This selection process is intended to promote the highest level of bullion security at cost-effective rates.

Recommendation to Common Shareholders

C.          The following is a summary of the principal reasons for the unanimous recommendation of the Board (with conflicted directors abstaining from voting) that Common Shareholders vote FOR the Arrangement Resolution.

Premium Offered for Common Shares

Unlike the Class A Shares, the CFCL Common Shares have voting rights in all circumstances, including the right to elect the CFCL Board, and therefore collectively control CFCL. The Common Shares are also not listed for trading on any stock exchange. The cash offer price payable under the Arrangement is C$500 per Common Share, which represents a premium that compares favourably to similar transactions where control rests with a small group of shareholders.

A Majority of Common Shareholders have Executed Support Agreements

Directors, senior executive officers and certain other Common Shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement. The voting commitments of holders of Common Shares subject to voting support agreements with Sprott assure that the Common Shareholder Arrangement Resolution will be approved by the requisite voting thresholds, including the “majority of the minority”.

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See also “Part I – The Arrangement – Considerations of the CFCL Board”.

Arrangement Agreement

The obligations of the Parties to the Arrangement Agreement to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include, among others, approval of the Class A Shareholder Arrangement Resolution by the Class A Shareholders; approval of the Common Shareholder Arrangement Resolution by the Common Shareholders; Court approval; receipt of the Key Regulatory/Stock Exchange Approvals; and holders of not more than 7.5% of the Class A Shares having validly exercised Dissent Rights that have not been withdrawn as of the Effective Date. Upon all the conditions being fully satisfied or waived, CFCL and the New Administrator are required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

In addition to certain covenants, representations and warranties made by each of the Parties to the Arrangement Agreement in the Arrangement Agreement, CFCL has provided certain non-solicitation covenants, subject to the right of the CFCL Board to, prior to the approval of the CFCL Arrangement Resolutions, respond to an Acquisition Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal, and the right of Sprott to match any such Superior Proposal within five Business Days.

In the event of the termination of the Arrangement Agreement as a result of a Termination Fee Event, as described in “Part I – Arrangement Agreement – Agreement as to Termination Fee”, CFCL has agreed to pay to Sprott a termination fee in the amount of C$5 million, or where the Expense Reimbursement Amount has been paid, C$7.5 million.

The Expense Reimbursement Amount is described in “Part I – The Arrangement – Arrangement Agreement – Expenses”.

The Arrangement Agreement may be terminated by mutual written consent of the Parties to the Arrangement Agreement or by one or more of such parties in certain circumstances as more particularly set forth in the Arrangement Agreement. See “Part I – The Arrangement – Arrangement Agreement – Termination”.

The above is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix A-4 to this Circular, and to the more detailed summary contained elsewhere in this Circular.

See “Part I – The Arrangement” – The Arrangement Agreement”.

Effect of the Arrangement

Effect on Class A Shares and Common Shares

The Arrangement will result in the issuance of one Trust Unit in exchange for each Class A Share to the Class A Shareholders and cash payment of C$500 for each Common Share to the Common Shareholders, in each case excluding the Dissenting Shareholders.

As at October 26, 2017 there are 252,116,003 Class A Shares and 40,000 Common Shares outstanding.

If the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution are approved, assuming that there are no Dissenting Shareholders, there will be, immediately following the completion of the Arrangement, approximately 252,156,003 Trust Units issued and outstanding. Immediately following completion of the Arrangement, former Class A Shareholders are expected to hold approximately 252,116,003 Trust Units, representing 99.984% of the issued and outstanding Trust Units and Sprott is expected to hold approximately 40,000 Trust Units, representing 0.016% of the issued and outstanding Trust Units.

See “Part I – The Arrangement – Effect of the Arrangement – Effect on Common Shares and Class A Shares”, “Part I – The Arrangement – Details of the Arrangement – Arrangement Steps”, “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”.

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Effect of the Arrangement on CFCL Shareholder Rights

Upon the successful completion of the Arrangement, the Class A Shareholders will hold Trust Units and the Common Shareholders will receive cash for their Common Shares. The Trust is a trust and the rights of Trust Unitholders are established by the Trust Agreement, unlike CFCL, which is a corporation existing under the laws of Alberta, where the rights of CFCL Shareholders are governed by the ABCA and by the articles and by-laws of CFCL.

Although the Trust Agreement confers upon a Trust Unitholder many of the same protections, rights and remedies a CFCL Shareholder would have as a shareholder of a corporation governed by the ABCA, significant differences exist. The Trust will be governed by the terms of the Trust Agreement and CFCL Shareholder’s rights and responsibilities as a Trust Unitholder will be different than they were as a CFCL Shareholder. See “Part II – Information Concerning the Trust”, “Part IV – Information Concerning CFCL” and “Schedule B – Comparison of Rights as a Unitholder of the Trust and as a Shareholder of CFCL”.

Procedure for the Arrangement to become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	both of the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution must be approved by the Class A Shareholders and Common Shareholders, respectively, at the Meeting either in person or by proxy in the manner required by the Interim Order;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including Key Regulatory/Stock Exchange Approvals must be satisfied or waived by the appropriate Party to the Arrangement Agreement; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Approval of the CFCL Shareholders Required for the Arrangement

Pursuant to the Interim Order: (i) the Class A Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Class A Shareholders and by a majority of the votes cast by MI 61-101 Minority Class A Shareholders, in each case present in person or represented by proxy at the Meeting; and (ii) the Common Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the Common Shareholders and by a majority of the votes cast by MI 61-101 Minority Common Shareholders, in each case present in person or represented by proxy at the Meeting. If either of the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution is not approved by the applicable CFCL Shareholders at the Meeting by the specified voting thresholds, the Arrangement cannot be completed. Directors, senior executive officers and certain other Common Shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement. The voting commitments of holders of Common Shares subject to voting support agreements with Sprott assure that the Common Shareholder Arrangement Resolution will be approved by the requisite voting thresholds.

Notwithstanding the foregoing, each of the CFCL Arrangement Resolutions authorizes the CFCL Board, without further notice to or approval of the CFCL Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A-1 to this Circular for the full text of the Class A Shareholder Arrangement Resolution and Appendix A-2 to this Circular for the full text of the Common Shareholder Arrangement Resolution.

See “Part I – The Arrangement – Approval of the CFCL Shareholders Required for the Arrangement” and “Part VI – General Proxy Matters” and “Part I – The Arrangement – Securities Laws Requirements for Business Combinations – Discussion and Analysis of Multilateral Instrument 61-101”.

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Court Approval

Completion of the Arrangement requires the satisfaction of several conditions and the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on December 5, 2017 at 11:00 a.m. (Calgary time) at the Court. On the application, the Court will consider, among other things, the fairness of the Arrangement.

See “Part I – The Arrangement – Procedure for the Arrangement to Become Effective.

Key Regulatory/Stock Exchange Approvals

It is a condition to completion of the Arrangement that the Competition Act Approval be obtained, that the TSX shall have conditionally approved the listing of the Trust Units issuable pursuant to the Arrangement on the TSX, and that there is approval, subject to official notice of issuance, of the listing of the Trust Units issuable pursuant to the Arrangement on NYSE Arca. Listing will be subject to the Trust fulfilling all of the listing requirements of each of the TSX and NYSE Arca.

Since the Trust is a commodity-based trust holding gold and silver bullion, Sprott will be required to file with the SEC a notice pursuant to Rule 19b-4 under the U.S. Exchange Act in order to effect a listing of the Trust Units on NYSE Arca.

See “Part I – The Arrangement – Key Regulatory/Stock Exchange Approvals”.

Timing

If the Meeting is held as scheduled and is not adjourned and/or postponed and the CFCL Arrangement Resolutions are approved at the Meeting, CFCL and the New Administrator will apply for the Final Order approving the Arrangement on or about December 5, 2017. If the Final Order is obtained in a form and substance satisfactory to the Parties to the Arrangement Agreement (in each case, acting reasonably) and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party to the Arrangement Agreement, CFCL expects the Effective Date to occur early in the first quarter of 2018 following the receipt of all requisite regulatory and stock exchange approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur.

See “Part I – The Arrangement – Timing”.

Procedure for Exchange of CFCL Shares

In order to receive the Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, on the completion of the Arrangement, Registered CFCL Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the validly completed and duly signed Letter of Transmittal together with the certificates representing the Registered CFCL Shareholder’s CFCL Shares and such other documents and instruments as the Depositary may reasonably require. Registered CFCL Shareholders who do not have their share certificates should refer to “Part I – The Arrangement – Procedure for Exchange of CFCL Shares – Lost Certificates”.

CFCL currently anticipates that the Arrangement will be completed early in the first quarter of 2018.

The exchange of CFCL Shares for the Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, in respect of any Non-Registered CFCL Shareholder is expected to be made with the Non-Registered CFCL Shareholder’s Intermediary account through the procedures in place for such purposes between CDS & Co. or Cede & Co and such Intermediary. Non-Registered CFCL Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, in respect of their CFCL Shares.

The use of the mail to transmit certificates representing the CFCL Shares and the Letter of Transmittal will be at the risk of the Registered CFCL Shareholder. CFCL recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal, and (ii) certificates representing the CFCL Shares, must be guaranteed by an Eligible Institution.

See “Part I – The Arrangement – Procedure for Exchange of CFCL Shares”.

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Right to Dissent

Section 191 of the ABCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. Pursuant to the Interim Order: (i) Registered Class A Shareholders have Dissent Rights in respect of the Class A Shareholder Arrangement Resolution and the right to be paid fair value for their Class A Shares by the Trust in respect of which such right to dissent was validly exercised and (ii) Registered Common Shareholders have Dissent Rights in respect of the Common Shareholder Arrangement Resolution and the right to be paid the fair value of their Common Shares by Sprott in respect of which such right to dissent was validly exercised, in each case, pursuant to Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order. The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day in the Province of Alberta before the day on which the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution, as applicable, is adopted and shall be paid to the Dissenting Shareholders by the Trust or Sprott, as applicable, as contemplated by the Plan of Arrangement and the Interim Order. CFCL Shareholders are cautioned that fair value could be determined to be less than the value of the Trust Units or the cash consideration, as applicable, payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such CFCL Shareholder exchanged his or her CFCL Shares for Trust Units or the cash consideration, as applicable, pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s CFCL Shares.

In order for a Dissenting Shareholder to exercise its Dissent Right, the Dissenting Shareholder’s written objection to the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution, as applicable, must be received by CFCL, care of its solicitors, Parlee McLaws llp, 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, AB, T2P 4K9, Attention: Nancy M. Penner, not later than 5:00 p.m. (Calgary time) on November 28, 2017 (or the second last day (excluding Saturdays, Sundays and any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York) prior to the date of the Meeting if the Meeting is not held on November 30, 2017). Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right.

Notwithstanding subsection 191(6) of the ABCA, an application may be made to the Court after the adoption of the Arrangement Resolutions or by a CFCL Shareholder if the CFCL Shareholder has sent an objection to CFCL, via the process described above, to fix the fair value of the Class A Shares or Common Shares, as applicable, of a CFCL Shareholder who exercises Dissent Rights. Non-Registered CFCL Shareholders who wish to dissent should be aware that only Registered CFCL Shareholders are entitled to dissent. A Non-Registered CFCL Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered CFCL Shareholder deals in respect of its CFCL Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered CFCL Shareholder’s behalf (which, if the CFCL Shares are registered in the name of CDS or other clearing agency, may require that such CFCL Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register such CFCL Shares in the name of the Non-Registered CFCL Shareholder, in which case the Non-Registered CFCL Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to the Interim Order: (i) a Dissenting Class A Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Class A Shareholder’s Class A Shares but may dissent only with respect to all Class A Shares held by such Dissenting Class A Shareholder; and (ii) a Dissenting Common Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Common Shareholder’s Common Shares but may dissent only with respect to all Common Shares held by such Dissenting Common Shareholder. However, a CFCL Shareholder who holds both Class A Shares and Common Shares may elect to exercise Dissent Rights in relation to only one or both classes of their CFCL Shares.

It is a condition precedent to the obligations of Sprott and the Trust under the Arrangement Agreement that Dissent Rights shall not have been exercised with respect to more than 7.5% of the Class A Shares in connection with the Class A Shareholder Arrangement Resolution.

See “Part I – The Arrangement – Right to Dissent”, “Appendix B - Interim Order”, “Appendix D - Plan of Arrangement” and “Appendix H - Section 191 of the Business Corporations Act (Alberta)”

Information Concerning the Trust

Sprott Physical Gold and Silver Trust (the “Trust”) was established on October 26, 2017 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement between the Trust’s settlor, Sprott Asset Management LP (the “Manager”) and RBC Investor Services Trust (“RBC Investor Services” or the “Trustee”), as trustee, dated as of October 26, 2017.

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The Trust’s office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. The Manager’s office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 362-7172. The Trustee, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3. The initial custodian for the Trust’s physical gold bullion and silver bullion, CIBC, is located at Commerce Court West, 199 Bay St., Toronto, Ontario M5L 1A2, and the custodian for the Trust’s assets other than physical gold bullion and silver bullion, RBC Investor Services, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in physical gold and silver bullion. Many investors are unwilling or unable to invest directly in physical gold bullion and silver bullion due to inconveniences such as transaction, handling, storage, insurance and other costs that are typical of a direct investment in physical gold or silver bullion. The Trust will seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion and silver bullion without the inconvenience that is typical of a direct investment in physical gold bullion and silver bullion. The Trust will invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and silver bullion and will not speculate with regard to short-term changes in gold and silver prices. The Trust does not anticipate making regular cash distributions to Trust Unitholders. The Trust will hold no assets that are subject to special arrangements arising from their illiquid nature (to the extent that any such assets are held, in compliance at all times with the Investment and Operating Restrictions).

See “Part II – Information Concerning the Trust”.

Certain Canadian Federal Income Tax Considerations

Transfer of CFCL’s Assets and Liabilities to the Trust Pursuant to the Arrangement

The Arrangement is expected to include a “qualifying exchange” as defined in section 132.2 of the Tax Act. Provided that this is the case, all of the assets of CFCL being transferred to the Trust will be deemed to be transferred for proceeds of disposition that will generally be equal to the “cost amount” (within the meaning of the Tax Act) of such assets. In such circumstances, there should be no taxable income to CFCL arising from the transfer and, as a result, there should be no tax liability to CFCL Shareholders resulting from the transfer of the assets from CFCL to the Trust.

Disposition of Class A Shares by Class A Shareholders Pursuant to the Arrangement

As noted above, the Arrangement is expected to include a “qualifying exchange” as defined in section 132.2 of the Tax Act. Provided that this is the case, where a Class A Shareholder disposes of Class A Shares to CFCL in exchange for Trust Units on the repurchase of Class A Shares pursuant to the Arrangement, the CFCL Shareholder’s proceeds of disposition for the Class A Shares disposed of, and the cost to the Class A Shareholder of the Trust Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Class A Shareholder of the Class A Shares immediately prior to their disposition. For the purpose of determining the adjusted cost base of the Trust Units acquired by a Class A Shareholder on such exchange, the cost of such Trust Units will be averaged with the adjusted cost base of all other Trust Units held as capital property by such CFCL Shareholder immediately before the exchange.

Provided that the Arrangement includes a “qualifying exchange” as defined in section 132.2 of the Tax Act, CFCL will not generally realize a gain or loss on the transfer of the Trust Units to Class A Shareholders on the repurchase of Class A Shares.

See “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares

Disposition of Class A Shares by Class A Shareholders Pursuant to the Arrangement

The exchange of Class A Shares for Trust Units pursuant to the Arrangement should be treated as one step in a series of integrated transactions (referred to herein as the Reorganization Transactions) that, considered together, qualify as a Reorganization for U.S. federal income tax purposes. If the Reorganization Transactions, including the Exchange were treated as a Reorganization, subject to the PFIC rules discussed below under “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”, a U.S. Holder that exchanged Class A Shares for Trust Units pursuant to the Arrangement generally would not recognize gain or loss on the exchange. A U.S. Holder’s initial aggregate tax basis in the Trust Units received would be equal to the U.S. Holder’s aggregate adjusted tax basis in the Class A Shares exchanged, and a U.S. Holder’s holding period in the Trust Units received would include the U.S. Holder’s holding period in the Class A Shares exchanged.

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See “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”.

Selected Pro Forma Financial Information

Certain selected pro forma condensed financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma condensed financial information of the Trust after giving effect to the Arrangement for the year ended October 31, 2016 and the nine month period ended July 31, 2017, included in Appendix G to this Circular. Adjustments have been made to prepare the unaudited pro forma condensed financial information of the Trust, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the Unaudited Pro Forma Condensed Financial Information set forth in Appendix G to this Circular.

The unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Unaudited Pro Forma Condensed Financial Information set forth in Appendix G to this Circular, or of the results expected in future periods.

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Sprott Physical Gold and Silver Trust

Pro forma condensed statement of comprehensive income (unaudited)

(in U.S. dollars)

For the year ended October 31, 2016	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income

Interest	119,828	-	-	119,828
	119,828	-	-	119,828

Expenses
Administrative fees	6,244,779	-	7,066,980	13,311,759

Bullion storage fees	3,776,593	-	-	3,776,593

Operating expenses	1,799,690	-	-	1,799,690
	11,821,062	-	7,066,980	18,888,042

Net income for the year	(11,701,234)	-	(7,066,980)	(18,768,214)

Net realized gains on redemptions/sales of bullion	15,758,511	-	-	15,758,511

Change in unrealized gains/losses on bullion	366,315,552	-	-	366,315,552
Net income for the year inclusive of realized/unrealized gains/losses on bullion	370,372,829		(7,066,980)	363,305,849
Weighted average number of Trust Units	254,406,117	1	-	254,406,118
Increase in total equity from operations
per Trust Unit	1.46	-		1.43

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Sprott Physical Gold and Silver Trust

Pro forma condensed statement of comprehensive income (loss) (unaudited)

(in U.S. dollars, except unit numbers)

For the 9 months ended July 31, 2017	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income

Interest	42,522	-	-	42,522
	42,522	-	-	42,522

Expenses
Administrative fees	4,683,616	-	5,663,765	10,347,381

Bullion storage fees	2,849,660	-	-	2,849,660

Operating expenses	2,636,470	-	-	2,636,470
	10,169,746	-	5,663,765	15,833,511

Net income/(loss) for the year	(10,127,224)	-	(5,663,765)	(15,790,989)

Net realized gains on redemptions/sales of bullion	-	-	-	-

Change in unrealized gains/losses on bullion	(83,049,589)	-	-	(83,049,589)
Net income/ (loss) for the year inclusive of realized/unrealized gains/losses on bullion	(93,176,813)		(5,663,765)	(98,840,578)
Weighted average number of Trust Units	252,299,679	1	-	252,299,680

(Decrease) in total equity from operations per Trust Unit	(0.37)	-		(0.39)

See “Part V – Pro Forma Information of the Trust After Giving Effect to the Arrangement – Selected Pro Forma Financial Information”

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Risk Factors

The completion of the Arrangement and an investment in the Trust Units involves risks. Following is a summary of certain risks related to the Arrangement and certain risks related to Sprott and the Trust.

Risk Factors Related to the Arrangement

•	Payments in connection with the exercise of Dissent Rights may impair the Trust’s financial resources;

•	If the Arrangement does not receive all required approvals, or the Arrangement is otherwise not completed, the market price for the CFCL shares may be affected;

•	The Arrangement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on CFCL or at the discretion of Sprott in certain circumstances;

•	CFCL will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee to Sprott;

•	The Arrangement is conditional upon, among other things, the receipt of certain stock exchange and regulatory approvals as well as the satisfaction of certain other customary closing conditions that could delay completion of the Arrangement.

Risk Factors Related to the Trust

•	There can be no assurance that the trading price of the Trust Units will increase as a result of the Arrangement or that such increase will be sufficient to offset the decrease in Trust Unitholder value attributable to transaction fees and increased management fees that will result from the Arrangement;

•	The value of the Trust Units issued in exchange for Class A Shares will relate directly to the value of the physical gold and silver bullion held by the Trust, and fluctuations in the price of physical gold and silver bullion could materially adversely affect the value of an investment in the Trust Units;

•	There is currently no market for the Trust Units and a market for the Trust Units may not develop, which would adversely affect the liquidity and price of the Trust Units;

•	The trading price of Trust Units on NYSE Arca and the TSX is not predictable and may be affected by factors beyond the control of the Trust;

•	There can be no assurance that the Trust Units will trade at, or near, their underlying NAV;

•	Because the Trust will primarily invest in physical gold and silver bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio;

•	Redemption of Trust Units for cash or physical bullion may have adverse tax consequences to Trust Unitholders, including possibly U.S. non-redeeming Trust Unitholders;

•	The Trust may conduct further offerings of Trust Units from time to time, at which time it will offer Trust Units at a price that will be at or above NAV at the time of the offering but that may be below the trading price of Trust Units on NYSE Arca or TSX at that time;

•	Significant redemptions of Trust Units may affect the liquidity and trading price of Trust Units and increase the pro rata expenses per Trust Unit;

•	Any sale of physical gold and silver bullion by the Trust to pay expenses will reduce the amount of physical gold and silver bullion represented by each Trust Unit on an ongoing basis irrespective of whether the trading price of the Trust Units rises or falls in response to changes in the price of physical gold or silver bullion;

•	Trust Unitholders are not entitled to participate in management of the Trust;

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•	The rights of Trust Unitholders differ from those of shareholders of a corporation;

•	A redemption of Trust Units for cash will likely yield a lesser amount than selling the Trust Units on NYSE Arca or the TSX, if such a sale is possible;

•	Trust Unitholders who wish to exercise redemption privileges for physical gold and silver bullion may not receive the entire amount of their redemption proceeds in physical gold and silver bullion;

•	If a Trust Unitholder redeems Trust Units for physical gold and silver bullion and requests to have the physical gold and silver bullion delivered to a destination other than an institution authorized to accept and hold London Good Delivery gold and silver bars, the physical gold and silver bullion will no longer be deemed London Good Delivery once it has been delivered;

•	All redemptions will be determined using United States dollars, which will expose redeeming non-United States Trust Unitholders to currency risk;

•	A notice of redemption is irrevocable;

•	A redeeming Trust Unitholder that suffers loss of, or damage to, its physical gold and silver bullion during delivery from the Trust’s custodian will not be able to claim damages from the Trust or the custodian;

•	The Trust will not insure its assets and there may not be adequate sources of recovery if its gold or silver is lost, damaged, stolen or destroyed;

•	RBC Investor Services and other service providers engaged by the Trust, including the Trust’s custodian, may not carry adequate insurance to cover claims against them by the Trust;

•	The Trust may terminate and liquidate at a time that is disadvantageous to Trust Unitholders;

•	The Trust may suspend redemptions, which may affect the trading price of the Trust Units;

•	The market for Trust Units and the liquidity of Trust Units may be adversely affected by competition from other vehicles or methods for investing in physical gold and silver bullion;

•	Trust Unitholders do not have the protections associated with ownership of Trust Units in an investment company registered under the U.S. Investment Company Act of 1940, as amended or the protections afforded by the Commodity Exchange Act;

•	The Manager and its affiliates also manage other funds that invest in physical gold and silver bullion and other assets that may be held by the Trust, and conflicts of interest by the Manager or its affiliates may occur;

•	The Trust’s obligation to reimburse the Trustee, the Manager, underwriters or certain parties related to them for certain liabilities could adversely affect an investment in the Trust Units;

•	The investment objectives and restrictions of the Trust and the attributes of a particular class or series of a class of Trust Units may be changed by way of an extraordinary resolution of all Trust Unitholders and Trust Unitholders of such class or series of a class of Trust Units, respectively;

•	Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the Trust Units;

•	The Trust expects to be a PFIC, which may have adverse U.S. federal income tax consequences to U.S. Holders who do not make certain elections;

•	A U.S. Holder that makes a QEF Election with respect to his, her or its Trust Units may be required to include amounts in income for United States federal income tax purposes if any holder redeems Trust Units for cash or physical gold and silver bullion;

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•	Trust Unitholders may be liable for obligations of the Trust to the extent the Trust’s obligations are not satisfied out of the Trust’s assets;

•	Registered Plans that redeem their Trust Units for physical gold and silver bullion may be subject to adverse consequences;

•	Trust Unitholders that are constituted and authorized as UCITS or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving physical gold and silver bullion may only redeem their Trust Units for cash. Accordingly, a redemption of Trust Units by such a Trust Unitholder could result in less redemption value than that received by a Trust Unitholder that redeems its Trust Units for physical gold bullion;

•	If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the Trust Unitholders could become subject to material adverse consequences;

•	If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were “non portfolio properties”, it could become subject to tax at full corporate tax rates on some or all of its income for that year;

•	If the Trust treats distributed gains as being on capital account and the CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident Trust Unitholders and Canadian resident Trust Unitholders could be reassessed to increase their taxable income. Any taxes borne by the Trust itself would reduce the NAV and the trading prices of the Trust Units;

•	If the Trust experiences a “loss restriction event” it could result in unintended tax consequences for Trust Unitholders;

•	A Trust Unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, SAM GP or any of their officers and directors under U.S. federal securities or other laws in Canada or to serve process on any of them in the United States or in EU Member States;

•	Enhanced corporate governance and disclosure regulations may increase compliance costs and risk of noncompliance;

•	Regulatory changes may adversely affect the Trust and its Trust Unitholders;

•	Conflict of interest among directors and officers of Sprott and SAM; and

•	Risks related to legal actions and enforceability.

The risk factors listed above are an abbreviated statement of risk factors summarized elsewhere in this Circular. See “Part I – The Arrangement – Risk Factors Related to the Arrangement” and “Part I – The Arrangement – Risk Factors Related to the Trust”.

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PART I — THE ARRANGEMENT

General

CFCL entered into the Arrangement Agreement on October 1, 2017. A copy of the Arrangement Agreement is attached as Appendix A-4 to this Circular.

Details of the Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix D to this Circular) pursuant to which, among others, the following transactions will occur:

1)	Sprott will:

(a)	acquire each outstanding Common Share at a price of C$500 per share payable in cash; and

(b)	indirectly acquire the Administration Agreement from CGAL for an aggregate purchase price of C$85 million in cash and 6,997,378 Sprott Shares.

2)	All the assets and liabilities of CFCL, other than the Administration Agreement, will be transferred to the Trust in exchange for 252,156,003 Trust Units.

3)	All Class A Shares and Common Shares (then held by Sprott) will be redeemed and cancelled by CFCL in exchange for Trust Units on the basis of one Trust Unit for each Class A Share and for each Common Share.

On the Effective Date, but after the Arrangement has become effective, the Administration Agreement will be terminated and CFCL will be liquidated and dissolved.

Sprott and CGAL will enter into the Earnout Agreement, pursuant to which CGAL will earn an amount equal to the greater of (1) C$5 million and (2) an amount based on a formula related to the legacy assets of CFCL held by the Trust on the first anniversary of the Arrangement. See “Part I – The Arrangement – Additional Transactions”.

For further information in respect of the Trust following the completion of the Arrangement, see “Part II – Information Concerning the Trust”, “Part V – Pro Forma Information of the Trust After Giving Effect to the Arrangement” and Appendix G, “Sprott Physical Gold and Silver Trust Unaudited Pro Forma Condensed Financial Information”.

Arrangement Steps

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in the following sequence:

(a)	all rights as of and after the Effective Time and all obligations arising on or after the Effective Time of CGAL under the Administration Agreement shall be, and shall be deemed to be, assigned to, assumed by and novated to the New Administrator and the New Administrator shall not assume any liabilities of CGAL of any nature whatsoever in consideration of the issuance by the New Administrator of common shares of the New Administrator;

(b)	CFCL’s indemnification obligations pursuant to the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter or thing which CGAL may have properly done or caused to be done pursuant to the Administration Agreement, shall be, and shall be deemed to be, assigned to, assumed by and novated to the Trust;

(c)	the common shares in the capital of the New Administrator (“New Administrator Shares”) shall, and shall be deemed to, be assigned and transferred by CGAL to Sprott, without any further act or formality, in exchange for the CGAL Aggregate Consideration, and

(i)	CGAL shall cease to be the holder of the New Administrator Shares and to have any rights as a holder of New Administrator Shares other than the right to be paid the CGAL Aggregate Consideration in accordance with the Plan of Arrangement; and

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(ii)	CGAL’s name shall be removed from the register of holders of New Administrator Shares and Sprott shall be recorded as the registered holder of the New Administrator Shares and shall be deemed the legal and beneficial owner thereof;

(d)	subject to the specific terms of the Plan of Arrangement:

(i)	each of the Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Class A Shareholders (each a “Dissenting Class A Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to the Trust, without any further act or formality, in exchange for a debt claim against the Trust in the amount equal to the fair value for such Class A Shares as set out in Section 3.1, and (A) such Dissenting Class A Shareholders shall cease to be the holders of such Class A Shares and to have any rights as holders of such Class A Shares other than the right to be paid by the Trust the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Class A Shareholder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so assigned and transferred and the Trust shall be recorded as the registered holder of such Class A Shares and shall be deemed the legal and beneficial owner thereof; and

(ii)	each of the Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Common Shareholders (each a “Dissenting Common Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to Sprott, without any further act or formality, in exchange for a debt claim against Sprott in the amount equal to the fair value for such Common Shares as set out in Section 3.1, and (A) such Dissenting Common Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid by Sprott the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Common Shareholder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and Sprott shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(e)	each Common Share (other than any Dissenting Common Shares) shall be, and shall be deemed to be, assigned and transferred by the holder thereof to Sprott, without any further act or formality, in exchange for the Common Shareholder Consideration, and

(i)	the holder of each Common Share so assigned and transferred shall cease to be the holder of the Common Share so assigned and transferred and to have any rights as holder of such Common Share other than the right to be paid such Common Shareholder’s Common Shareholder Consideration in accordance with the Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and Sprott shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(f)	subject to the specific terms of the Plan of Arrangement:

(i)	CFCL shall sell, assign, transfer, convey and deliver to the Trust the Transferred Assets (as defined in the Plan of Arrangement) and all of CFCL’s right and title to the Transferred Assets;

(ii)	in consideration for, and concurrently with the sale, assignment, transfer, conveyance and delivery of the Transferred Assets, the Trust:

(A)	shall assume, and agree to discharge, perform and fulfill, the Transferred Liabilities (as defined in the Plan of Arrangement); and

(B)	concurrently with the assumption and agreement to discharge, perform and fulfill the Transferred Liabilities, shall issue to CFCL that number of fully-paid non-assessable Trust Units as is equal to the aggregate number of Class A Shares and Common Shares issued and outstanding immediately prior to the Effective Time;

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(g)	concurrently with the issuance of Trust Units by the Trust to CFCL, the Settlor Unit shall be cancelled without any payment in respect thereof, and

(i)	the settlor of the Trust shall cease to be the holder of the Settlor Unit and to have any rights as holder of the Settlor Unit; and

(ii)	the name of the settlor of the Trust shall be removed from the register of holders of Trust Units as it relates to the Settlor Unit;

(h)	each Class A Share shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the Class A Shareholder Consideration, and

(i)	the holder of each Class A Share so redeemed and cancelled shall cease to be the holder of the Class A Share so redeemed and cancelled and to have any rights as holder of such Class A Share other than the right to be paid such Class A Shareholder’s Class A Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so redeemed and cancelled;

(i)	concurrently with the redemption and cancellation of the Class A Shares as provided above, each Common Share (all of which are now held by Sprott) shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the Sprott-Held Common Share Consideration, and

(i)	Sprott shall cease to be the holder of such Common Shares and to have any rights as holder of such Common Shares other than the right to be paid the Sprott-Held Common Share Consideration (being the consideration to be received by Sprott, as a holder of Common Shares, consisting of, for each Common Share, one Trust Unit) in accordance with this Plan of Arrangement; and

(ii)	the name of Sprott shall be removed from the register of holders of Common Shares as it relates to such Common Shares.

Additional Transactions

The Earnout Agreement

Sprott and CGAL have agreed to enter into the Earnout Agreement on the Effective Date. In addition to the C$85 million in cash to be paid by Sprott to CGAL and the 6,997,387 Sprott Shares to be issued by Sprott to CGAL as consideration for the sale of all of the outstanding shares of the New Administrator pursuant to the Plan of Arrangement, Sprott will also pay CGAL an earnout amount, being the greater of: (a) C$5 million; and (b) an amount based on a formula related to the legacy assets of CFCL held by the Trust on the first anniversary of the Arrangement.

The formula for the earnout amount is as follows: Earnout Amount = 0.4% * ((0.9 * X * Y) – (0.8 * W * X * 0.9)) * 5

Where:

W = Class A Share Amount, meaning the number of Class A Shares issued and outstanding as at the close of business on the Business Day immediately preceding the Effective Date.

X = Closing NAV per Class A Share, meaning: (a) the Closing NAV; divided by (b) the Class A Share Amount; and where “Closing NAV” means (a)(i) the value of the total assets of CFCL as at the close of business on the Business Day immediately preceding the Effective Date, valuing investments at market value and cash, short term government securities, short-term deposits with financial institutions and prime commercial paper at cost, including for the purposes of valuing gold bullion, the daily London P.M. gold fix on the Business Day prior to the Effective Date and for the purposes of valuing silver bullion, the daily London silver fix on the Business Day prior to the Effective Date; less (ii) any liabilities of CFCL of any nature, including current or long term, absolute or contingent, accrued or otherwise as at immediately prior to the Effective Time; multiplied by (b) (i) Class A Share Amount divided by (ii) the sum of the Class A Share Amount and the Common Share Amount.

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Y = Trust Unit Amount, meaning (a) the number of Trust Units issued and outstanding as at the close of business on the Business Day prior to the first anniversary of the Effective Date; plus (b) the number of Trust Units (if any) purchased by the Trust pursuant to a normal course issuer bid, issuer bid or otherwise (but not including the number of Trust Units redeemed by the Trust at the option of the holder of such Trust Units).

For full particulars in respect of the Earnout Agreement, see the full text of the form of Earnout Agreement, a copy of which is attached as Schedule I to the Arrangement Agreement, attached as Appendix A-4 to this Circular.

Background to the Arrangement

Historical Background

CFCL was incorporated under the laws of the Province of Ontario on November 15, 1961, as a specialized investment holding company, investing primarily in shares and other securities of Canadian issuers. In 1983, CFCL refocused its business to that of a passive investment holding company, investing almost exclusively in pure gold and silver bullion. In 1990, CFCL was continued under the laws of the Province of Alberta.

The authorized share capital of CFCL consists of 50,000 Common Shares carrying one vote each and an unlimited number of Class A Shares, with a US$0.01 per annum dividend, a US$3.00 liquidation preference and a vote in connection with the approval of certain prescribed actions by CFCL.

The dual class share structure of the CFCL has been in place since 1961. The Class A Shares have been listed on the TSX since 1965. In accordance with TSX rules, the articles of CFCL do not contain any takeover protective provisions or “coattails” for the benefit of holders of Class A Shares which would require an acquirer to pay the same price for the Common Shares and Class A Shares in the event of a change of control transaction involving the purchase of the Common Shares, and do not contain any “sunset” provision pursuant to which the Common Shares would terminate or convert into another class of shares as of a specified date.

In addition to being listed on the TSX, the Class A Shares are listed on the NYSE American, while the Common Shares are not listed on any exchange and there is no public market for the Common Shares. As of the date of this Circular, there are 252,116,003 Class A Shares and 40,000 Common Shares issued and outstanding. There are no restrictions on transfer of the Common Shares in CFCL’s articles.

The CGAL Parties currently have legal and effective control of CFCL through their ownership of all of the issued and outstanding shares of CGAL and 49.5% of CFCL’s issued and outstanding Common Shares. As a result, the CGAL Parties have effective control of, and a veto over any change of control transaction involving, CFCL. As there are no legal restrictions on the transfer of Common Shares in CFCL’s articles of incorporation, the CGAL Parties have the right to sell CGAL and their Common Shares without obtaining the consent of CFCL or the other CFCL Shareholders and without payment of any consideration whatsoever to CFCL or the other CFCL Shareholders.

From June 2015 through to March 6 2017, Sprott (through SAM Alberta, a Class A Shareholder) engaged in a series of steps and legal proceedings before the Alberta courts, including in respect of a proposed meeting requisition submitted by SAM Alberta, an oppression action filed by SAM Alberta and an application by SAM Alberta to pursue a derivative action on behalf of CFCL, in order to obtain control of CFCL or to assume management of its assets. These actions and steps were, after due consideration, rejected by the Corporation and the Board. Although ultimately unsuccessful, these actions resulted in litigation for CFCL which was distracting for management and which resulted in uncertainty regarding the future direction of the Corporation. Such litigation continued until it was released upon the execution and delivery of the Arrangement Agreement.

Consideration of SAM Proposed Plan of Arrangement

On March 6, 2017, on the eve of a hearing in connection with the litigation actions described above, SAM Alberta filed with the Court and served an application for an order approving a proposed arrangement (the “SAM Proposed Plan of Arrangement”) pursuant to section 193 of the ABCA involving CFCL, CFCL Shareholders and, a trust (the “Proposed Trust”) to be newly formed and managed by a Sprott affiliate (the “SAM Arrangement Application”). The SAM Proposed Plan of Arrangement provided that (i) all of the assets of CFCL would be transferred to the Proposed Trust; (ii) each issued and outstanding CFCL Share would be acquired for consideration consisting of one Trust Unit for each CFCL Share; and (iii) the transaction would be approved by the CFCL Shareholders voting as a single class. As a result of the SAM Arrangement Application, the ongoing litigation between Sprott and CFCL was adjourned without a specified date for resumption.

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In light of the SAM Proposed Plan of Arrangement, on March 13, 2017, the Special Advisory Committee, previously established on February 22, 2016 in connection with historical Sprott litigation matters and consisting of independent directors including Barry R. Cooper, Glenn C. Fox and Jason Schwandt, was given a broadened mandate directing it to analyze, consider and make recommendations to the CFCL Board with respect of the SAM Arrangement Application. The CFCL Board identified that certain directors had conflicts of interest with respect to the SAM Proposed Plan of Arrangement because of various shareholdings or positions with CFCL or CGAL. At the meeting, each of Barry R. Cooper, Glenn C. Fox and Jason A. Schwandt were confirmed to be independent directors of CFCL for the purpose of considering the SAM Proposed Plan of Arrangement and agreed to continue to serve as members of the Special Advisory Committee with its expanded mandate.

On March 15, 2017, the Special Advisory Committee first met to consider various procedural matters and to consider the appointment of independent financial and legal advisors to assist the committee in connection with its evaluation of the SAM Proposed Plan of Arrangement. In order to retain independent legal counsel, the Special Advisory Committee reviewed the qualifications of counsel who had previously assisted other committees of the CFCL Board and also reviewed various proposals that were submitted to the Special Advisory Committee by other legal firms. Upon confirming the credentials of various legal advisors, including with respect to those advisors’ respective litigation and M&A expertise, the previous experience of committee members with various firms and the independence of the firms under consideration, the Special Advisory Committee determined to retain Gowlings and entered into a retainer agreement with Gowlings.

On April 4, 2017, counsel for CFCL and Sprott met with Justice Horner of the Court to discuss scheduling with respect to the SAM Arrangement Application. Hearing dates in early September 2017 were discussed but no dates were set. Counsel agreed to appear again before Justice Horner on April 24, 2017, in part to permit the Special Advisory Committee to advance its selection of a financial advisor and determine a timetable within which to provide its recommendation to the CFCL Board.

The Special Advisory Committee, in conjunction with its legal counsel, then considered various financial advisors and developed a short list, including both investment banking and accounting firms. Proposals were sent to four candidate firms on April 13, 2017, which resulted in one firm both submitting a written proposal and making an oral presentation to Special Advisory Committee and its legal counsel. In order to have comparative proposals, the Special Advisory Committee solicited six additional firms, four of whom submitted written proposals and two of whom were invited to make presentations to the Special Advisory Committee and counsel. Following these presentations, the Special Advisory Committee determined that PwC was independent and had the necessary corporate finance and valuation expertise to complete the mandate required. Upon successful negotiation of commercial terms, PwC was retained by Gowlings pursuant to a retainer agreement dated May 4, 2017.

On April 24, 2017, Justice Horner of the Court provided directions in connection with the SAM Arrangement Application, including that: (i) all affidavits on behalf of CFCL, the Special Advisory Committee or Philip and Stefan Spicer were required to be filed and served by June 9, 2017; (ii) cross-examinations were to be conducted during the week of June 19 to June 23, 2017, in Calgary; and (iii) legal briefs would be required to be filed and served by SAM Alberta on or before August 16, 2017 and by the other parties on or before August 23, 2017. With this deadline in mind, the Special Advisory Committee in conjunction with its advisors established a timetable to consider the SAM Arrangement Application.

During the period from April 26 to May 29, 2017, the Special Advisory Committee received extensive financial analysis from PwC regarding the transaction as well as advice from Gowlings regarding the approach adopted by Canadian courts for approval of plans of arrangement and legal considerations properly applicable to the consideration of a plan of arrangement by a special committee of independent directors. In this regard, the Special Advisory Committee received legal commentary on a wide range of issues, including the following:

(a)	the determination of “fair and reasonable” from a legal perspective in the context of various stakeholders in corporate arrangements;

(b)	the determination of fairness to CFCL Shareholders from a financial point of view;

(c)	factors a special committee might consider when considering if a plan of arrangement proposed is in the best interests of CFCL; and

(d)	whether the terms of the proposed plan of arrangement were consistent with commercial norms and acceptable.

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Gowlings also provided an assessment of litigation risk to the Special Advisory Committee, where it was noted that there was a reasonable expectation that if the SAM Arrangement Application was defeated, there was a possibility for litigation to continue in some form, including the existing action against certain members of the CFCL Board, which would cause both a financial drain and a drain on the administrative resources of CFCL.

On May 29, 2017, a meeting of the Special Advisory Committee was convened to review the terms of the SAM Proposed Plan of Arrangement and to receive presentations from its financial and legal advisors in connection therewith. Mr. Cooper, as Chairman of the Special Advisory Committee, provided to the committee members a summary of the terms of SAM Proposed Plan of Arrangement and process followed by the Special Advisory Committee to date. Thereafter, the Special Advisory Committee received presentations from Gowlings and PwC, which included the delivery of signed fairness opinions by PwC dated May 26, 2017. Such fairness opinions stated that, as of May 26, 2017 and based upon and subject to the restrictions, limitations and major assumptions set forth therein the SAM Proposed Plan of Arrangement was (i) unfair from a financial point of view to the Common Shareholders and (ii) fair, from a financial point of view, to the Class A Shareholders. It further stated that the fairness opinions are not valuations, nor are they a precise science and are based on a range of assumptions. Such fairness opinions were prepared for the Special Advisory Committee as one consideration among others as to whether to approve the SAM Proposed Plan of Arrangement and should not be relied upon by any other party.

Following the presentations by Gowlings and PwC on May 29, 2017, the Special Advisory Committee held in camera deliberations on May 29, 2017 and May 30, 2017. Upon the conclusion of the in camera sessions, after carefully considering the issues associated with the SAM Proposed Plan of Arrangement, the Special Advisory Committee unanimously recommended that the CFCL Board should reject the SAM Proposed Plan of Arrangement and instruct CFCL’s counsel to take appropriate steps to oppose the SAM Arrangement Application.

The Special Advisory Committee, in reaching their recommendation considered: (i) whether the SAM Proposed Plan of Arrangement was proposed in good faith to benefit stakeholders of CFCL; (ii) the determination that there would be only a nominal material economic benefit, if any, to the Class A Shareholders; (iii) the adverse impacts on the rights of the Common Shareholders; (iv) the potential for harm to remaining creditors through the bifurcated treatment of contractual counterparties under the SAM Proposed Plan of Arrangement; (v) the substantial risk post-SAM Proposed Plan of Arrangement that CFCL may be insolvent and the potential harm to creditors as well as directors who authorized the distribution of Trust Units in the SAM Proposed Plan of Arrangement transaction; (vi) the absence of class voting in the SAM Proposed Plan of Arrangement; (vii) whether the proposed voting rights of unitholders in the Proposed Trust entity were likely to be effective in creating “shareholder democracy”; (viii) the equity of the different treatment of physical redemption rights for large and small security holders in the Proposed Trust; and (ix) the absence of various customary provisions in the SAM Proposed Plan of Arrangement such as indemnification for various liabilities, run off insurance, compensation in the event of unilateral termination by SAM Alberta as well as the unilateral right of SAM Alberta to amend the terms of the SAM Proposed Plan of Arrangement at any time prior to the meeting of CFCL Shareholders to be held to consider the SAM Proposed Plan of Arrangement.

On June 1, 2017, on the basis of all information and advice received, including the recommendation of the Special Advisory Committee, the CFCL Board unanimously resolved to reject the SAM Proposed Plan of Arrangement and take appropriate steps to oppose the SAM Arrangement Application.

Thereafter, counsel to CFCL and the Special Advisory Committee continued to contest the SAM Arrangement Application, including by filing evidence, conducting and participating in cross-examinations, reviewing the legal brief of SAM Alberta and preparing legal briefs for filing with the Court before the Court’s extended deadline of August 25, 2017. These efforts continued without interruption up to and throughout the period ending upon the execution and delivery by CFCL of the Exclusivity Agreement on August 25, 2017, as more particularly described below, at which time counsel was instructed to temporarily suspend its litigation efforts while the litigation standstill, included in the Exclusivity Agreement, remained in effect.

During the period from its formation on March 13, 2017 until May 31, 2017, the Special Advisory Committee held twelve meetings at which at least two committee members were present in person or by telephone and numerous additional teleconferences occurred between committee members and its advisors for the purpose of providing direction as well as receiving updates on the status of work undertaken by the advisors. The Special Advisory Committee also received and reviewed various written documents and reports provided by its advisors in connection with their consideration of the SAM Proposed Plan of Arrangement. To ensure the Special Advisory Committee conducted an independent process, other directors of CFCL were not invited to, and did not attend, any meetings of the Special Advisory Committee.

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Consideration of the Offer and Negotiation of the Arrangement Agreement

On July 26, 2017, the Special Advisory Committee received a letter from Sprott proposing a transaction involving (i) the acquisition of all of the Common Shares of CFCL for specified aggregate consideration consisting of cash and Sprott Shares which was to be allocated among the CGAL Shareholders and Common Shareholders as determined by CFCL; and (ii) the conversion of CFCL into a trust managed by SAM, with Class A Shareholders receiving units of the Trust in exchange for their shares on a one for one basis (the “Offer”). Completion of the transaction outlined in the Offer was cross-conditional, meaning that Sprott’s acquisition of CGAL and the Common Shares and the conversion of CFCL into a trust were required to occur at the same time in order for the proposed transaction to be completed. In addition, the Offer provided for releases in respect of the ongoing litigation matters upon completion of the transaction outlined in the Offer.

Upon receipt, the Offer was provided to the CFCL Board for its consideration and a meeting of the CFCL Board was called on August 4, 2017 to duly consider the Offer. Prior to the CFCL Board meeting, CFCL was informed that the CGAL Shareholders had retained independent legal counsel to assist in the consideration of the Offer.

The structure of the Offer was discussed at the August 4, 2017 CFCL Board meeting and was determined to be substantially similar in structure to the SAM Proposed Plan of Arrangement, with some of the prior concerns still present. However, the CFCL Board concluded that the Offer was an improvement over the SAM Proposed Plan of Arrangement in that the Offer addressed certain procedural deficiencies associated with the SAM Proposed Plan of Arrangement, contemplated improved consideration for Common Shareholders, reduced risks for creditors and contractual counterparties, and contemplated the termination of all litigation such that the attendant litigation costs would cease. Based on the foregoing, the CFCL Board determined the Offer merited further consideration and discussion. Based on an initial indication of value proposed by J.C. Stefan Spicer, it was also determined at the meeting that (i) the allocation of the proposed consideration between the CGAL Shareholders and the Common Shareholders would be determined by Mr. Spicer in consultation with Common Shareholders and (ii) that such allocation would be subsequently considered and, if determined to be acceptable, approved by the CFCL Board.

Mindful of the various conflicts of interest that existed among the CGAL Shareholders, the directors who owned Common Shares as well as Class A Shares, and the directors who were also employees of CGAL, the CFCL Board determined that it was appropriate to establish an independent special committee to consider the Offer. Given their familiarity with the circumstances surrounding the SAM Proposed Plan of Arrangement, the CFCL Board considered that directors who had served on the Special Advisory Committee were best suited to serve on this new independent committee, should they be independent and free of conflicts for these purposes. Consequently, the CFCL Board resolved to form the Special Offer Committee at the August 4, 2017 CFCL Board meeting consisting of independent directors Barry Cooper and Glenn Fox. In the circumstances, the CFCL Board was aware that the dual class share structure of CFCL heightened the governance issues associated with the consideration of the Offer and that it would be appropriate for the CFCL Special Offer Committee to lead and oversee the negotiations with Sprott on behalf of CFCL. Accordingly, the CFCL Special Offer Committee was provided with a broad mandate to analyze and consider whether the Offer would be in the best interests of CFCL, and to advise and make recommendations to the CFCL Board in connection with the proposed transaction. Among other things, the CFCL Special Offer Committee’s mandate authorized it to:

(a)	if the CFCL Special Offer Committee deemed negotiations to be in the best interests of CFCL, negotiate the terms of the Offer, for and on behalf of CFCL, with the CGAL Parties and Sprott;

(b)	elect on behalf of CFCL not to proceed with the Offer;

(c)	make such investigations in respect of the Offer or alternatives to the proposed transaction as it deemed necessary or desirable;

(d)	coordinate the responses of interested persons to Sprott in connection with the Offer and to enter into such process letters and arrangements and understandings with the CGAL Parties, Sprott and others as the CFCL Special Offer Committee may consider necessary or desirable in order to conduct an orderly negotiation process that would be in the best interests of CFCL; and

(e)	consider and advise on any impact the proposed transaction may have on the legal proceedings currently underway relating to the SAM Proposed Plan of Arrangement involving, among others, CFCL, the Trust and the CFCL Shareholders.

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Given the similar nature of the work contemplated by the CFCL Special Offer Committee as compared to the Special Advisory Committee and the familiarity of Gowlings and PwC with the issues and the prior history of the parties, the CFCL Special Offer Committee determined to continue the mandate of Gowlings and PwC with the understanding that Gowlings would now report directly to the CFCL Special Offer Committee and its Chairman, Barry Cooper and that the mandate of PwC would be arranged pursuant to a retainer with Gowlings.

Based on the CGAL Shareholders’ ability to control CFCL, the Special Advisory Committee was also aware of the need to coordinate any position with the CGAL Shareholders to ensure they were supportive of the transaction. Accordingly, counsel for the CFCL Special Offer Committee was instructed to work closely with counsel for the CGAL Shareholders to ensure an orderly and coherent negotiating process coordinated by the Special Advisory Committee was maintained.

On August 10, 2017, the CGAL Shareholders provided the CFCL Special Offer Committee with a revised draft of the Offer, which reflected the terms on which the CGAL Shareholders would be prepared to complete a transaction with Sprott. The revised proposal contained new terms and conditions which were beneficial to CFCL, including improved litigation releases for CFCL and its directors and officers, a customary “fiduciary-out” provision and a standstill provision which would require Sprott to cease its attempts to acquire control of CFCL for a period of three years, and also provided that the acquisition of CGAL and the Common Shares from the CGAL Shareholders could proceed independently of, and prior to, the conversion of CFCL into the Trust.

During the following days, the CFCL Special Offer Committee considered the Offer and the revised proposal provided by the CGAL Shareholders from a legal and financial perspective with counsel and its financial advisor. Among other things, the CFCL Special Offer Committee considered if the proposed transaction would be in the best interests of CFCL, the likely approval requirements for the proposed transaction pursuant to Canadian securities laws, its negotiating strengths and tactics, and the implications for CFCL and its stakeholders if the CGAL Shareholders were to agree to an independent transaction that did not involve CFCL or the other CFCL Shareholders. Based on the foregoing, the CFCL Special Offer Committee determined that it was in the best interests of CFCL to participate in further negotiations to seek certain improvements to the terms of the proposed transaction for the benefit of CFCL and the CFCL Shareholders, which might not otherwise be available in the event the CGAL Shareholders and Sprott were to agree to a separate transaction. To seek appropriate guidance as to how to respond to the Offer, the CFCL Special Offer Committee requested and scheduled a CFCL Board meeting for August 14, 2017. Prior to the meeting, the CFCL Board was provided with a draft counter offer to the Offer (the “Draft Counter Offer”), which included the CFCL Special Offer Committee’s further proposed changes for the benefit of CFCL, with the intent that the Draft Counter Offer would, with the assent of the CFCL Board, then be provided to counsel to the other parties for discussion.

At the August 14, 2017 CFCL Board meeting, recommendations were made by the CFCL Board in relation to finalizing the Draft Counter Offer. PwC was engaged to provide its updated advice on the fairness of the Offer from a financial point of view to the CFCL Class A and Minority Common Shareholders. PwC provided preliminary draft analysis to the Special Offer Committee on August 14, 2017. The CFCL Board further discussed the importance of letting the CFCL Special Offer Committee operate with a robust mandate, engage independent legal and financial advisors, be central in negotiations and take into account the interests of stakeholders. It was confirmed that any further changes to the Draft Counter Offer were at the discretion of the CFCL Special Offer Committee, who were empowered to provide the same to the CGAL Shareholders and Sprott with such changes as the Special Advisory Committee considered desirable.

From August 15 to August 24, 2017, counsel to the CFCL Special Offer Committee (in conjunction with the CGAL Shareholders) and Sprott exchanged several revised versions of the Draft Counter Offer in order to settle the terms pursuant to which the parties might be willing to complete a transaction. Such negotiations involved numerous calls and exchanges of draft documents among the parties and their respective advisors. There were a number of changes to the Draft Counter Offer proposed by the CFCL Special Offer Committee and the CGAL Shareholders as a result of these negotiations, including with respect to commercial matters, non-solicitation and expense reimbursement provisions and corporate governance matters. In addition, while the allocation of the consideration for the proposed transaction among the CGAL Shareholders and the Common Shareholders was still to be determined, there was ongoing consultation by the CFCL Special Offer Committee with PwC regarding the fairness of the Offer from a financial point of view.

On August 18, 2017, SAM Alberta served its brief on the Court, CFCL and the other relevant parties in connection with the ongoing litigation associated with the SAM Arrangement Application.

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On August 24, 2017, Sprott delivered a revised offer to the CFCL Special Offer Committee and the CGAL Shareholders (the “Revised Offer”). The CFCL Special Offer Committee reviewed the Revised Offer with counsel that afternoon and, after determining that there had been resolution of certain points such that a transaction was possible, calls were held among counsel throughout the morning of August 25, 2017 to further negotiate the transaction. Additional discussions were held throughout that afternoon involving legal counsel, J.C. Stefan Spicer and representatives of the CFCL Special Offer Committee and Sprott which resulted in the parties settling a non-binding term sheet regarding the proposed transaction.

Upon finalizing the term sheet, the parties immediately advised the Court that the SAM Arrangement Application was being adjourned by consent and entered into the Exclusivity Agreement. The Exclusivity Agreement generally provided for an exclusivity period extending to September 24, 2017. It further provided that all ongoing litigation among the parties would be suspended during the exclusivity period and that due diligence would commence after a confidentiality agreement was negotiated.

Shortly thereafter, Sprott commenced due diligence and provided a draft arrangement agreement to CFCL and the CGAL Shareholders for their consideration. Negotiations between the parties with respect to the Arrangement Agreement and ancillary documentation commenced on September 9, 2017 and continued until the evening of October 1, 2017. Such negotiations involved numerous calls and exchanges of draft documents among the parties. During that period, members of the CFCL Special Offer Committee had frequent discussions with the CFCL Special Offer Committee’s legal and financial advisors to discuss and consider the terms of the Arrangement Agreement and counsel to the CFCL Special Offer Committee held numerous calls with counsel to the CGAL Shareholders, Sprott and CFCL in order to negotiate the terms and conditions of the Arrangement Agreement in accordance with the CFCL Special Offer Committee’s instructions.

In mid-September, Mr. Spicer confirmed that an agreement had been reached with the Common Shareholders holding the majority of the Common Shares that Common Shareholders would receive C$500 cash per share in relation to the Arrangement. Mr. Spicer further confirmed that Common Shareholders, which together held or controlled an aggregate of approximately 85% of the issued and outstanding Common Shares, including a majority of the minority, would, on the basis of such consideration, be willing to sign voting support agreements with Sprott and agree to vote their Common Shares in favour of the Arrangement at the Meeting.

On September 23, 2017, the CFCL Special Offer Committee met with its advisors to discuss and consider the proposed Arrangement. During the meeting, PwC provided a formal presentation with respect to its Fairness Opinions based on the allocation of consideration proposed by J.C. Stefan Spicer, including considerations for the fairness of the transaction to the Class A Shareholders and the Minority Common Shareholders, from a financial point of view. Discussion between PwC and the CFCL Special Offer Committee ensued regarding these and other financial aspects of the proposed Arrangement Agreement. Following its presentation, PwC left the meeting and Gowlings subsequently provided the CFCL Special Offer Committee with a presentation regarding legal issues and the current status of negotiations. Thereafter, the CFCL Special Offer Committee provided instructions to counsel regarding required amendments to the Arrangement Agreement and other transaction documents and authorized an extension of the exclusivity period for 72 hours.

On September 24, 2017, the exclusivity period under the Exclusivity Agreement was extended to September 27, 2017 to allow for additional negotiations among the parties.

The CFCL Board held a meeting on September 27, 2017, at which the CFCL Board was apprised of the ongoing negotiation and document drafting efforts by the CFCL Special Offer Committee. Certain ancillary matters remained under consideration and the subject of negotiations. Further, in order to provide the directors of CFCL and Sprott with two days to carefully review the proposed final Arrangement Agreement and related transaction documents prior to providing their approval and to permit Sprott to complete due diligence, the exclusivity period under the Exclusivity Agreement was extended to October 1, 2017.

On September 29, 2017, the CFCL Special Offer Committee held a meeting with its legal and financial advisors where it received updates from each advisor regarding the Arrangement and Arrangement Agreement and the work performed by those advisors to that time. Following the presentations of its advisors, the CFCL Special Offer Committee determined to adjourn the meeting until that evening pending resolution of any outstanding issues, at which time the CFCL Special Offer Committee would reconvene with counsel to formally consider the proposed transaction.

Following adjournment, J.C. Stefan Spicer and Barry R. Cooper held direct discussions with representatives from Sprott to resolve certain outstanding matters relating to the proposed transaction which were not financial in nature. Upon the resolution of those issues, counsel commenced to finalize the Arrangement Agreement and related transaction documents and Gowlings delivered proposed final drafts of the Arrangement Agreement and related transaction documents and the final, signed Fairness Opinions of PwC to the CFCL Special Offer Committee.

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After receiving and considering the documents provided by Gowlings, the CFCL Special Offer Committee reconvened its meeting during the evening of September 29, 2017 for the purposes of formally considering and making a recommendation with respect to the proposed Arrangement. At that meeting, the CFCL Special Offer Committee, following an update from counsel and having taken into account the Fairness Opinions, the advice of its legal and financial advisors, and such other matters as it considered relevant, including the considerations set forth under the heading “Part I – The Arrangement – Considerations of the CFCL Special Offer Committee”, unanimously: (i) determined that the consideration to be received by Class A Shareholders pursuant to the Arrangement was fair to the Class A Shareholders from a financial point of view, the consideration to be received by the Minority Common Shareholders pursuant to the Arrangement was fair to the Minority Common Shareholders from a financial point of view, and that the Arrangement was in the best interests of CFCL; and (ii) resolved to unanimously recommend that the Class A Shareholders and the Minority Common Shareholders vote in favour of the applicable CFCL Arrangement Resolutions. Accordingly, the CFCL Special Offer Committee unanimously recommended to the CFCL Board that the CFCL Board ACCEPT, APPROVE and RECOMMEND the Arrangement Agreement.

Immediately following the CFCL Special Offer Committee meeting, the CFCL Board was provided with the proposed final version of the Arrangement Agreement and the related transaction documents, as well as the CFCL Special Offer Committee’s determinations and recommendation for consideration at a meeting of the CFCL Board scheduled for the evening of October 1, 2017.

The CFCL Board met again on October 1, 2017, when it was confirmed that CIBC World Markets Inc. had been engaged to assist CFCL in respect of various aspects of the Arrangement. At the meeting, a detailed report on the negotiation of the Arrangement Agreement was provided by the CFCL Special Offer Committee. The CFCL Special Offer Committee also provided a full summary of the Fairness Opinions, including the assumptions made and the conclusions that the Arrangement Agreement would be fair from a financial perspective to both the Minority Common Shareholders and the Class A Shareholders. The CFCL Special Offer Committee then discussed their rationale and conclusions in relation to the Arrangement Agreement, and advised that it was their unanimous recommendation that the CFCL Board accept, approve and recommend the Arrangement Agreement. Each member of the CFCL Board then declared their personal interests and conflicts in relation to the Arrangement Agreement, which resulted in Bruce D. Heagle, Michael A. Parente, Jason A. Schwandt, Dale R. Spackman and J.C. Stefan Spicer all indicating their support of the Arrangement Agreement, but abstaining from voting because of existing or potential conflicts of interest. The un-conflicted members of the CFCL Board then unanimously resolved that the CFCL Board Recommendation be approved.

Following approval by the CFCL Board, representatives of the parties finalized the Arrangement Agreement. The Arrangement Agreement and the Voting Support Agreements were executed and delivered late in the evening of October 1, 2017. In the morning of October 2, 2017, following agreement on the form of its press release during the night, CFCL issued an announcement regarding the execution of the Arrangement Agreement.

Between its formation on August 4, 2017 and October 1, 2017, the CFCL Special Offer Committee met either by teleconference or in person on 17 occasions. Members of the CFCL Special Offer Committee also had numerous additional calls with their advisors to discuss and consider the Arrangement during this period. To ensure the CFCL Special Offer Committee conducted an independent process, other directors of CFCL were not invited to, and did not attend, any meetings of the CFCL Special Offer Committee.

Considerations of the CFCL Special Offer Committee

In the course of their evaluation of the Arrangement, the CFCL Special Offer Committee carefully considered numerous factors, including the potential benefits identified under the heading “Part I – The Arrangement – Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement”. Based on those benefits and other considerations, including those described below, the Special Offer Committee determined to recommend to the CFCL Board that the CFCL Board accept, approve and recommend the Arrangement Agreement as more particularly described elsewhere in this Circular.

As part of its deliberations, the Special Offer Committee carefully considered the concerns the CFCL Special Advisory Committee previously identified with respect to the SAM Proposed Plan of Arrangement. The Special Offer Committee ultimately determined it would be appropriate to recommend the Arrangement as compared to the SAM Proposed Plan of Arrangement based on the following considerations:

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(a)	Fairness to Common Shareholders – A critical concern regarding the SAM Proposed Plan of Arrangement was that PwC concluded that as at May 26, 2017 based upon and subject to certain restrictions, limitations and major assumptions, the consideration to be received by the Common Shareholders pursuant to the SAM Proposed Plan of Arrangement was unfair, from a financial point of view, to the Common Shareholders. In the CFCL Special Offer Committee’s view, this concern was addressed in the Arrangement through (i) the payment of increased consideration to the Common Shareholders under the Arrangement; (ii) the delivery by PwC of the Fairness Opinion dated September 29, 2017 in respect of the Common Shares stating that as at September 29, 2017 based upon and subject to certain restrictions, limitations and major assumptions, the consideration to be received by the Minority Common Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Minority Common Shareholders; (iii) the strong support for the Arrangement among Minority Common Shareholders as evidenced by the large number of Common Shares subject to Support Agreements, including a majority of the MI 61-101 Minority Common Shareholders; and (iv) the procedural and other improvements described below.

(b)	Fairness to Class A Shareholders – PwC provided the Fairness Opinions to CFCL Board committees that based upon and subject to certain restrictions, limitations and major assumptions, the consideration to be received by the Class A Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Class A Shareholders (See section “Part I – The Arrangement – Fairness Opinions” for a summary of the Fairness Opinions. The Fairness Opinions are based upon and subject to the restrictions, limitations and major assumptions as set out in the full text included in Appendix E). Ultimately, the applicable CFCL Board committees in each case concluded that the primary benefit for Class A Shareholders would be a potential increase in trading price for Class A Shares that could result from the resulting entity’s more permissive redemption features, provided such potential increase was greater than the decrease in value attributable to transaction costs and increased management fees that would result from the transaction. Among other things, the CFCL Special Offer Committee considered the following in connection with its deliberations of the Arrangement in this regard:

•	In recent years, the Class A Shares have consistently traded at a discount to their NAV. Over the past three years, the Class A Shares have traded at an average discount of approximately 7.1% to their NAV. While there are a number of possible reasons for this trading discount, there is also no apparent reason to expect this discount to narrow in the near term under the current structure of CFCL and anticipated prices for gold and silver.

•	Physical gold and silver bullion trusts currently managed by Sprott have generally traded at or near their NAV, due in part to their having redemption features that are considered more favourable to their unitholders, including a physical redemption feature which allows unitholders, subject to certain restrictions, to redeem their units for physical bullion at NAV, less applicable costs.

•	Given the Trust will have redemption features similar to those of Sprott’s current physical bullion trusts, including a physical redemption feature, it is expected that the Trust Units should trade closer to their underlying NAV than has been the case with the Class A Shares.

•	If, after giving effect to the Arrangement, Trust Units in the Trust were to trade at their NAV, it would represent an aggregate increase in the trading value of the Trust Units of approximately C$313 million, or C$1.24 per equivalent Class A Share.

In addition, the CFCL Special Offer Committee was cognizant that the Trust’s more permissive redemption features would replace CFCL’s long-term investment philosophy (which contemplates the possibility of positive and negative trading price variations in relation to NAV) with an investment strategy that would result in a trading price more closely aligned with NAV, albeit with certain arbitrage opportunities for institutional investors. The CFCL Special Offer Committee was unable to ascribe a value to the change in philosophy or loss of associated opportunity costs.

Although it is not possible to determine if the increase is attributable to the potential consummation of a plan of arrangement with Sprott, since the announcement of the SAM Proposed Plan of Arrangement on March 9, 2017 to the date of this Circular, the trading price of the Class A Shares has increased from US$12.60 to US$13.07 and the discount to NAV at which those shares trade has been reduced from 6.0% to 3.31%, which may suggest that investors expect the Arrangement to be completed and that the Trust Units will trade closer to NAV than the Class A Shares.

(c)	Procedural Fairness – The CFCL Special Offer Committee had a number of concerns with the procedural aspects of the SAM Proposed Plan of Arrangement, including the absence of class votes for the Class A Shareholders and Common Shareholders, and the absence of meaningful dissent rights for Common Shareholders. These concerns have been addressed in the Arrangement Agreement, which provides for class votes and customary dissent rights for CFCL Shareholders, as well as the requirement to obtain Court approval and other customary protections associated with a plan of arrangement.

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(d)	Lack of Alternatives – It is not reasonably possible for CFCL to complete a change of control transaction without the support of the CGAL Shareholders given their effective veto over change of control transactions involving CFCL. In addition, CFCL would not have the right prevent the CGAL Shareholders from completing an independent transaction in the absence of the CGAL Shareholders’ voluntary undertaking to refrain from doing so, which was not available in the circumstances. Therefore, the CFCL Special Offer Committee recognized that, by refusing to consider a negotiated transaction in conjunction with the CGAL Shareholders, CFCL would be exposed to the risk that an independent transaction would be completed without any ability for CFCL to negotiate improvements the benefit of itself or its other stakeholders. The CFCL Special Offer Committee also recognized that a prior, informal market canvass undertaken by the Corporation had been unsuccessful and that the uncertainty associated with the ongoing litigation with Sprott could make it difficult to locate a willing counterparty for a transaction. Based on the foregoing factors, the CFCL Special Offer Committee concluded that a superior alternative was unlikely to be available and that it would be in the best interests of CFCL for the committee to participate in the negotiation process to obtain the best terms available in the circumstances.

(e)	Treatment of Creditors and Counterparties – A significant concern with the SAM Proposed Plan of Arrangement was the potential for creditors to receive unequal treatment depending on whether contracts were assumed by the Trust or left stranded within CFCL following the transaction. The Arrangement has, essentially, allowed CFCL to structure the transaction so that all remaining liabilities of CFCL are assumed by the Trust. The Arrangement Agreement also provided for an opportunity for CIBC to make a formal bid to act as physical gold and silver bullion custodian for the Trust to give reasonable consideration to that bid, taking into account any anticipated costs associated with physical gold and silver bullion movement and the security and safeguards surrounding the vaults.

(f)	Impact of Arrangement on CFCL – There were concerns that CFCL would be insolvent or lack the resources required to wind-up its affairs in an orderly fashion following the SAM Proposed Plan of Arrangement. These concerns were addressed in the Arrangement Agreement, which provides essentially that (i) all obligations and liabilities of CFCL will be assumed by the Trust pursuant to the Arrangement and (ii) Sprott and the Trust shall cause CFCL to be liquidated and dissolved following the Effective Time on the Effective Date.

(g)	Expertise of Sprott – Sprott has extensive experience operating publicly listed physical gold and silver bullion funds and the expertise to operate CFCL’s business model in accordance with and as modified by the terms and conditions of the Trust Agreement.

(h)	Corporate Governance – The Trust will be regulated pursuant to applicable Canadian securities laws which govern publicly traded investment funds. As such, the Trust will be subject to well understood rules and principles which are generally applicable to those investment products, as more particularly described under the heading “Part II – Information Concerning the Trust – Investment Restrictions and Operating Restrictions”. In addition, the Arrangement Agreement contains representations and warranties from Sprott that additional classes of Trust Units may not be approved without the approval of Trust Unitholders and, in addition to the restrictions prescribed by NI 81-102, provide that Trust Unitholders must consent to certain fee increases.

(i)	Litigation Releases and Standstill – The SAM Proposed Plan of Arrangement did not provide for any releases or standstill provisions with respect to any litigation or future conduct by Sprott in relation to CFCL. Under the Arrangement Agreement CFCL will receive the benefit of the litigation release and standstill provisions set forth in the Arrangement Agreement if the Arrangement is not completed, except in limited circumstances. Therefore, the execution and delivery of the Arrangement Agreement conveyed an immediate positive benefit to CFCL by ending the continued litigation with Sprott and ensuring that Class A Shareholders will not face the continued diminution of their assets as a result of significant ongoing litigation expenses. See “Part I – The Arrangement – Arrangement Agreement”.

(j)	Transaction Provisions – The SAM Proposed Plan of Arrangement lacked a number of customary provisions which would have been included in a negotiated transaction. The absence of these provisions would have resulted in unacceptable transactional tax and transitional risk for CFCL and its directors under the SAM Proposed Plan of Arrangement but were addressed in the Arrangement Agreement.

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The CFCL Special Offer Committee did not consider the fairness of the transaction to CGAL or to any Common Shareholders other than the Minority Common Shareholders on the basis that the other CFCL Shareholders would receive, directly or indirectly, additional compensation associated with the sale of the Administration Agreement and pursuant to the Earnout Agreement and that their interests may not otherwise be aligned in all cases with the interests of the wider body of CFCL Shareholders. In this regard, the CFCL Special Offer Committee recognized that the CGAL Parties were highly supportive of the transaction and had retained their own independent counsel. The CFCL Special Offer Committee also obtained comfort through its coordination of the negotiations among the CGAL Parties, Sprott and the CFCL Special Offer Committee to ensure that the interests of CFCL and relevant stakeholders were properly represented in the negotiation process.

In the course of its deliberations, the CFCL Special Offer Committee also identified and considered a variety of issues and risks (as described in greater detail under “Part I – The Arrangement – Risk Factors Related to the Trust”), including, but not limited to:

(a)	there can be no assurance that the trading price of the Trust Units will increase as a result of the Arrangement or that such increase will be sufficient to offset the decrease in Trust Unitholder value attributable to transaction fees and increased management fees that must result from the Arrangement;

(b)	there are limitations contained in the Arrangement Agreement on CFCL’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement was terminated in certain circumstances, CFCL may be required to pay a termination fee in the amount of C$5 million (or C$7.5 million if the Expense Reimbursement Amount has been paid);

(c)	if the Arrangement was successfully completed, Class A Shareholders will become security holders in an investment fund with a different governance structure and investment philosophy;

(d)	Sprott has the right to terminate the Arrangement Agreement and to refuse to complete the Arrangement in certain circumstances; and

(e)	the perceived lack of alternatives and the realization that, if the Arrangement Agreement is terminated and the CFCL Board decides to seek another transaction or business combination, there is no assurance that the Corporation will be able to find a party willing to pay greater or equivalent value compared to the value available under the Arrangement.

The CFCL Special Offer Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Forward-Looking Information” and “Part I – The Arrangement – Risk Factors Related to the Arrangement”.

The foregoing discussion of certain of the factors considered by the CFCL Special Offer Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement, the CFCL Special Offer Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its determination. In addition, individual members of the CFCL Special Offer Committee may have given different weight to different factors.

Fairness Opinions

In determining whether to approve the Arrangement Agreement, the CFCL Special Offer Committee and the CFCL Board considered, among other things, the Fairness Opinions of PwC that, as of September 29, 2017 and based upon and subject to the restrictions, limitations and major assumptions set forth therein, the consideration to be received by the Class A Shareholders and Minority Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Class A Shareholders and Minority Common Shareholders, respectively.

The following is only a summary of the Fairness Opinions of PwC and is qualified in its entirety by the full text of the Fairness Opinions, a copy of which is attached hereto as Appendix E, and which forms part of the Circular. The Fairness Opinions were prepared as of September 29, 2017 for the exclusive use of the CFCL Special Offer Committee. The Fairness Opinions may not be used by any other person or relied upon by any other person other than the CFCL Special Offer Committee without the express prior written consent of PwC. The Fairness Opinions do not constitute a calculation, estimate or comprehensive valuation as defined by the Canadian Institute of Chartered Business Valuations (also known as a valuation opinion) of the Arrangement or of the Class A Shares or Common Shares. The Fairness Opinions are not a recommendation as to how any CFCL Shareholder should vote with respect to the Arrangement or any other matter. Shareholders are urged to read the full text of the Fairness Opinions and should consider it in its entirety. The Fairness Opinions are based upon and subject to the restrictions, limitations and major assumptions as set out in the full text included in Appendix E.

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Engagement of PwC

The terms of the Engagement Agreement provide that PwC is to be paid a fee for its services. The fees payable for delivery of the Fairness Opinions are not contingent, in whole or in part, on the completion of the Arrangement or on the conclusions reached in the Fairness Opinions. In addition, PwC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by CFCL in certain circumstances.

Independence of PwC

PwC has confirmed that it is independent of CFCL for the purposes of providing the Fairness Opinions. PwC has also confirmed that it is not the current auditor of CFCL, CGAL, Sprott or SAM, nor is it an associated or affiliated entity or issuer insider of CFCL, CGAL, Sprott or SAM, and has no material ownership position in CFCL, CGAL, Sprott or SAM. From time to time, PwC may have in the past undertaken, and may in the future undertake, accounting, tax and/or advisory assignments for CFCL, CGAL, Sprott or SAM. PwC has advised that to the best of its knowledge and other than disclosed herein, it is not aware of any material relationships with CFCL, CGAL, Sprott or SAM or the CGAL Shareholders.

PwC has disclosed to CFCL that PwC is the auditor of certain corporations in which Sprott has an ownership interest, however, the audits of such corporations are unrelated to the work performed for the Fairness Opinions and the work performed on such audits is done by a separate team.

PwC has confirmed that, to the best of its knowledge, after all due and reasonable inquiry, PwC has disclosed to CFCL all material facts that could reasonably be considered to be relevant to its qualifications and independence for the purposes of the engagement in respect of the Fairness Opinions.

Limitations and General Assumptions

The Fairness Opinions are subject to certain limitations and assumptions including:

PwC has relied, without independent verification, upon the accuracy, completeness and fair presentation of all financial and other information that was obtained by PwC from public sources or that was provided to PwC by the CFCL Special Offer Committee or management of CFCL (“Management”) and any of its affiliates, associates, advisors or otherwise (collectively the “Information”). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than CFCL and its directors, officers and employees). PwC has assumed that the Information is complete, accurate, and not misleading and does not omit any material facts. The Fairness Opinions are conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

The Fairness Opinions are based on the securities markets, economic, general business and financial conditions prevailing as of the Opinion Date and the conditions and prospects, financial or otherwise, of CFCL as they were reflected in the Information reviewed by PwC. In preparing the Fairness Opinions, PwC made numerous assumptions with respect to financial performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PwC, CFCL or any party involved with CFCL in connection with the proposed Arrangement.

The Fairness Opinions are limited to the fairness of the proposed Arrangement, from a financial point of view, to each of the Minority Common Shareholders and Class A Shareholders and not the strategic or legal merits of the proposed Arrangement. The Fairness Opinions do not provide assurance that the best possible price or transaction was or would be obtained. They represent impartial expert judgments, not a statement of facts.

The Fairness Opinions are in regard to the Class A Shareholders and Minority Common Shareholders each as a group, and do not conclude on the fairness to each individual shareholder as the tax attributes to each individual shareholder are expected to be diverse and the information cannot be known to PwC for the purpose of their analysis. Other than as described in the Fairness Opinions, PwC is not aware of the financial or tax circumstances of the Class A Shareholders or Minority Common Shareholders and consideration of such is beyond the scope of PwC’s review.

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Fairness Opinion Criteria

For the purposes of the Class A Shareholder Fairness Opinion PwC considered that the proposed Arrangement would be fair, from a financial point of view, to the Class A Shareholders if the proposed Arrangement results in the relative value for Class A Shareholders post the proposed Arrangement being greater than or equal to the relative value for Class A Shareholders pre the proposed Arrangement, among other financial considerations.

For the purposes of the Minority Common Shareholders’ Fairness Opinion PwC considered that the proposed Arrangement would be fair, from a financial point of view, to Minority Common Shareholders if the proposed Arrangement consideration of C$500 per share is greater than or equal to the value for Minority Common Shareholders pre the proposed Arrangement, among other financial considerations.

While PwC’s Fairness Opinions are not a valuation, they are based on an assessment of the underlying relative value impacts of the proposed Arrangement, among other considerations. PwC’s analysis is based on a range of assumptions and any valuation assessment is not a precise science and the conclusions arrived at, in many cases, will of necessity be subjective and dependent on the exercise of individual judgment.

Class A Shareholders Fairness Opinion

Based upon and subject to the limitations and assumptions therein and such other matters as PwC considered relevant, it is PwC’s opinion as of September 29, 2017 that the proposed Arrangement is fair, from a financial point of view, to the Class A Shareholders.

Minority Common Shareholders Fairness Opinion

Based upon and subject to the limitations and assumptions therein and such other matters as PwC considered relevant, it is PwC’s opinion as of September 29, 2017, that the proposed Arrangement is fair, from a financial point of view, to the Minority Common Shareholders.

Recommendation of the CFCL Special Offer Committee and the CFCL Board of Directors

Although the Special Advisory Committee of CFCL had identified a number of concerns with the SAM Proposed Plan of Arrangement, the CFCL Special Offer Committee was satisfied that the Offer, as amended, had addressed the deficiencies of the SAM Proposed Plan of Arrangement. In addition, PwC provided the CFCL Special Offer Committee with Fairness Opinions to the effect that, as of September 29, 2017, and subject to the assumptions, exceptions and limitations set forth in the Fairness Opinions, the Arrangement is fair, from a financial point of view, to both the Minority Common Shareholders and the Class A Shareholders.

Therefore, the CFCL Special Offer Committee, after consultation with its legal and financial advisors and after having taken into account such other matters as it considered relevant, including the reasons set forth under the heading “Part I – The Arrangement – Considerations of the CFCL Special Offer Committee”, unanimously: (i) determined that the consideration to be received by Class A Shareholders pursuant to the Arrangement is fair to the Class A Shareholders from a financial point of view, the consideration to be received by the Minority Common Shareholders pursuant to the Arrangement is fair to the Minority Common Shareholders from a financial point of view, and that the Arrangement is in the best interests of CFCL; and (ii) resolved to unanimously recommend that the Class A Shareholders and the Minority Common Shareholders vote in favour of the applicable CFCL Arrangement Resolutions. Accordingly, the CFCL Special Offer Committee unanimously recommended to the CFCL Board that the CFCL Board ACCEPT, APPROVE and RECOMMEND the Arrangement Agreement.

At a meeting of the CFCL Board held on October 1, 2017 prior to CFCL entering into the Arrangement Agreement, the CFCL Board considered the Arrangement on the terms and conditions as provided in the Arrangement Agreement, and the Fairness Opinions that the consideration to be received by the Class A Shareholders and by the Minority Common Shareholders pursuant to the Arrangement is fair, from a financial point of view to such Class A Shareholders and the Minority Common Shareholders, respectively.

Each of the CFCL Special Offer Committee and the CFCL Board received the Fairness Opinions, and each unanimously (with all directors other than Barry R. Cooper and Glenn C. Fox abstaining as conflicted directors), after receiving legal and financial advice, determined that the Arrangement is in the best interests of CFCL and recommends that the Class A Shareholders and Minority Common Shareholders vote FOR the applicable CFCL Arrangement Resolutions.

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In coming to its conclusion and recommendations the CFCL Board also considered, among others, the following factors:

(a)	the reasons for the Arrangement as set out under “Part I - The Arrangement – Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement”;

(b)	aspects of the Trust structure which are different than CFCL’s existing structure as set out under “Part I – The Arrangement – Considerations of the CFCL Board”;

(c)	the alternatives available to CFCL, including maintaining the status quo; and

(d)	the advantages and disadvantages of the Arrangement to CFCL and the CFCL Shareholders; and

(e)	the advice and assistance of PwC in evaluating the Arrangement. See “Fairness Opinions of PricewaterhouseCoopers LLP” at Appendix E to this Circular.

The foregoing discussion of the information and factors considered and given weight by the CFCL Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the CFCL Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The CFCL Board realized that there are risks associated with the Arrangement, including that some of the reasons for entering into the Arrangement set forth above may not be realized or that there may be significant costs associated with those reasons. The CFCL Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Part I – The Arrangement – Risk Factors Related to the Arrangement” and “Part I – The Arrangement – Risk Factors Related to the Trust”.

Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement

The CFCL Special Offer Committee and CFCL Board, along with their respective legal and financial advisors, reviewed, considered and relied upon a number of factors relating to the Arrangement, including the Fairness Opinions.

Recommendations to Class A Shareholders and Common Shareholders

A.  The following is a summary of certain reasons for the unanimous recommendation of the CFCL Board (with conflicted directors abstaining from voting) that Class A Shareholders and Minority Common Shareholders vote FOR the applicable CFCL Arrangement Resolution.

Report and Recommendation of the CFCL Special Offer Committee

The Arrangement is the result of an arm’s length negotiation process, which has been led by the CFCL Special Offer Committee, consisting entirely of independent directors of the CFCL Board. The CFCL Special Offer Committee has provided its report to the CFCL Board and has unanimously recommended that the CFCL Board approve entering into the Arrangement Agreement and that it recommend that Class A Shareholders and Common Shareholders approve the Arrangement.

Ability to Respond to Superior Proposals

The Arrangement Agreement, subject to certain terms and conditions, allows the CFCL Board, in the exercise of its fiduciary duties, to respond to any unsolicited bona fide written proposal that, having regard for all of the terms and conditions of such proposal, if consummated in accordance with its terms, would lead to a Superior Proposal.

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Expense Reimbursement Fee

Sprott has agreed to pay to CFCL and CGAL an aggregate expense reimbursement fee of C$2.5 million if the Arrangement Agreement is terminated, other than as a result of a specified breach by CFCL, CGAL, the New Administrator or a CGAL Shareholder.

Dissent Rights

The Arrangement provides that a Class A Shareholder or Common Shareholder may, upon strict compliance with certain conditions, exercise Dissent Rights and be entitled to receive the fair value of their CFCL Shares in accordance with the Arrangement.

Eliminates Long-Standing Litigation Risk and Costs to CFCL Shareholders

•	The Arrangement Agreement provides for the discontinuance of all of the Court Proceedings, and stops the significant outflow of cash from CFCL to defend against such proceedings.

•	The Arrangement Agreement provides that Sprott, on its own behalf and on behalf of SAM and SAM Alberta, releases CFCL and CGAL and their present and former directors from claims, including claims in respect of the Court Proceedings but excluding claims arising from specified breaches. See “Part I – The Arrangement – Arrangement Agreement – Releases”. Sprott has also agreed in the Arrangement Agreement to certain standstill provisions which are in effect for a three year period, except in the event Sprott terminates the Arrangement Agreement as a result of specified breaches or if there is a Material Adverse Effect in respect of CFCL, with certain exceptions. See “Part I – The Arrangement – The Arrangement – Standstill”.

•	The Court Proceedings and all Court actions as discussed in “Part I – The Arrangement – Background to the Arrangement” have resulted in legal and other expenses totalling approximately US$6.6 million being borne by CFCL since 2015. These ongoing legal costs have reduced CFCL’s NAV, negatively impacted CFCL’s expense ratio and forced CFCL to sell bullion to fund these expenses.

Recommendation to Class A Shareholders

B.  The following is a summary of the principal reasons for the unanimous recommendation of the CFCL Board (with conflicted directors abstaining from voting) that Class A Shareholders vote FOR the Class A Shareholder Arrangement Resolution.

Continued Ownership of Gold and Silver Bullion

After giving effect to the Arrangement and the exchange of Class A Shares for Trust Units of the Trust, Class A Shareholders will indirectly own the same amount of gold and silver bullion as they currently do and will maintain their exposure to long-term gold and silver prices.

Potential to Unlock Value by Trading Closer to NAV

•	In recent years, the Class A Shares have consistently traded at a discount to their NAV. Over the past three years, the Class A Shares have traded at an average discount of approximately 7.1% to their NAV. While there are a number of possible reasons for this trading discount, there is also no apparent reason to expect this discount to narrow in the near term under the current structure of CFCL and anticipated prices for gold and silver.

•	Physical gold and silver bullion trusts currently managed by Sprott have generally traded at or near their NAV, due in part to their having redemption features that are considered more favourable to their unitholders, including a physical redemption feature which allows unitholders, subject to certain restrictions, to redeem their units for physical bullion at NAV, less applicable costs.

•	Given the Trust will have redemption features similar to those of Sprott’s current physical bullion trusts, including a physical redemption feature, it is expected that the Trust Units should trade closer to their underlying NAV than has been the case with the Class A Shares.

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•	If, after giving effect to the Arrangement, Trust Units in the Trust were to trade at their NAV, it would represent an aggregate increase in the trading value of the Trust Units of approximately C$313 million, or C$1.24 per equivalent Class A Share.

•	Since the announcement of the Arrangement on October 2, 2017, the trading discount to NAV of the Class A Shares has been reduced from 6.9% to approximately 3.3%, suggesting that investors expect the Arrangement to be completed and that the Trust Units will trade closer to NAV than the Class A Shares.

Tax-Deferred Rollover and Reorganization Treatment

The transactions contemplated in the Arrangement should result in a tax-deferred rollover for holders of Class A Shares for Canadian federal income tax purposes and a Reorganization for United States federal income tax purposes when the Class A Shares are converted to Trust Units of the Trust. See “Part I – The Arrangement - Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement - Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” for further details.

Class Voting

The SAM Proposed Plan of Arrangement did not provide for class voting but instead grouped the Common Shares with the Class A Shares. The Plan of Arrangement requires approval by Class A Shareholders and Common Shareholders each voting separately as a class.

Provision for Continued Leading Bullion Security

As of the date of this Circular, the custodian for the gold and silver bullion owned by CFCL is CIBC and the bullion is located in CIBC’s Class 3 vaults on an unencumbered, allocated and physically segregated basis. The Arrangement Agreement provides that the Trust shall permit CIBC to make a formal bid to act as bullion custodian for the Trust and shall give reasonable consideration to that bid (including, as reasonable consideration of such bid, taking into account any anticipated costs associated with bullion movement and the security and safeguards surrounding the vaults). This selection process is intended to promote the highest level of bullion security at cost-effective rates.

Recommendation to Common Shareholders

C.  The following is a summary of the principal reasons for the unanimous recommendation of the Board (with conflicted directors abstaining from voting) that Common Shareholders vote FOR the Arrangement Resolution.

Premium Offered for Common Shares

Unlike the Class A Shares, the CFCL Common Shares have voting rights in all circumstances, including the right to elect the CFCL Board, and therefore collectively control CFCL. The Common Shares are also not listed for trading on any stock exchange. The cash offer price payable under the Arrangement is C$500 per Common Share, which represents a premium that compares favourably to similar transactions where control rests with a small group of shareholders.

A Majority of Common Shareholders have Executed Support Agreements

Directors, senior executive officers and certain other Common Shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement. The voting commitments of holders of Common Shares subject to voting support agreements with Sprott assure that the Common Shareholder Arrangement Resolution will be approved by the requisite voting thresholds, including the “majority of the minority”.

The voting commitments of holders of Common Shares subject to voting support agreements with Sprott assure both the support of two-thirds of Common Shareholders, as well as a majority of the MI 61-101 Minority Common Shareholders.

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Additional Considerations of the CFCL Board Concerning the Arrangement

In considering whether to enter into the Arrangement, the CFCL Board took into account certain aspects of the transactions which will occur in connection with the Arrangement and which will result in Class A Shareholders having an interest in the Trust, which will be different than CFCL’s existing structure and could potentially be less favourable to Class A Shareholders, including:

Fees and Expense Structure

•	The fee and expense structure for the Trust differs from the fee and expense structure for CFCL. Currently, CGAL charges CFCL an administration fee based on a sliding scale structure, which (in percentage terms) declines as the NAV of CFCL increases. CFCL’s current administration fee is approximately 0.17% of NAV whereas the Manager of the Trust will charge a fixed management fee of 0.40% of NAV. However, the Trust has advised that the Manager will reinvest a portion of such management fees into marketing the Trust to assist it to trade at or near NAV.

•	Management fees (and other expenses of the Trust) will reduce the NAV of the Trust over time, and could result in the Trust being required to sell physical gold or silver bullion if the Trust does not have sufficient cash on hand to fund these fees and expenses. The sale of bullion could potentially have negative tax consequences for the Trust, as described below, which would be passed on to Trust Unitholders.

•	In addition, the Trust is responsible for the fees of the Trustee and operating expenses of the Trust. See “Part II – Information Concerning the Trust – Fees and Expenses”. Currently, CFCL’s total expense ratio is 0.33% for the twelve months ended July 31, 2017 (excluding the non-recurring costs in relation to the Class A Shareholders Proceedings).

Different Governance and Trust Unitholder Rights

•	Class A Shareholders of CFCL have the right to receive notice of and attend all annual and special meetings of CFCL Shareholders, but are not generally entitled to vote on matters brought before the meeting. CFCL has held annual meetings each year since 1976.

•	Sprott, as the Manager of the Trust, is not required under the Trust Agreement to hold annual or other periodic meetings of Trust Unitholders and is not expected to do so.

•	However, Trust Unitholders representing in aggregate more than 50% of the value of the net assets of the Trust can request that the Trustee or the Manager call a meeting of Trust Unitholders, provided that such Trust Unitholders indemnify the Trustee for all costs associated with calling and holding the meeting.

•	If the Manager or Trustee were to call a meeting of Trust Unitholders, the quorum for transacting business will be at least two Trust Unitholders together holding not less than 5% of the outstanding Trust Units.

•	Currently, Class A Shareholders must approve any change in the investment guidelines of CFCL. Similarly, the investment and operating restrictions set out in the Trust Agreement may not be changed without the prior approval of Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust. See “Part II – Information Concerning the Trust.”

Tax Implications of the Trust’s Enhanced Redemption Feature

•	CFCL became a passive investment holding company for long-term investment in gold and silver bullion in 1983 and completed a number of subsequent treasury offerings of Class A Shares up until April 2011 which generated cash proceeds that were used to acquire additional gold and silver bullion, mostly at prices well below current market prices.

•	Accordingly, the average cost base for tax purposes of the bullion held by CFCL is considerably below its current market value resulting in a significant unrealized capital gain and, in the event of the sale of bullion for cash or the delivery of physical bullion to Trust Unitholders who exercise the enhanced redemption provision, a potential tax on such gain. The aggregate unrealized gain is currently estimated at approximately C$1.7 billion.

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•	The Canadian dollar cost base of CFCL’s bullion, and the associated unrealized capital gain, will be assumed by the Trust as part of the Arrangement.

•	Although the Manager anticipates that the Trust will treat gains (or losses) realized by the Trust as a result of the disposition of physical gold and silver bullion as capital gains (or capital losses), the Trust may, in certain circumstances, include (or deduct) the full amount of such gains or losses in computing its income. This may result in additional income being allocated to Trust Unitholders. Further, if the CRA were to assess or reassess the Trust on the basis that gains realized on dispositions of physical gold and silver bullion were not on capital account, then (i) the Trust could be required to pay Canadian income tax on such gains which could reduce the NAV for all Trust Unitholders or (ii) the Trust Unitholder could be subject to additional Canadian taxes.

•	A redemption by any Trust Unitholder that requires the sale and/or delivery of physical bullion by the Trust will result in a taxable event for certain non-redeeming U.S. Holders due to the deemed disposition (sale) by the Trust as it exchanges physical bullion for Trust Units redeemed and/or when it is required to sell its bullion to satisfy a cash redemption. A deemed disposition or disposition for cash by the Trust will give rise to a taxable gain dependent on the amount of realized proceeds (in Canadian dollars) from the sale and/or delivery of bullion and the adjusted Canadian dollar cost base that the Trust has recorded for its bullion. Any gains generated as a result of Trust Units being redeemed at bullion prices above the Trust’s Canadian dollar cost base would be subject to taxation and the resultant negative tax consequences would be borne by certain non-redeeming U.S. Holders based on their pro-rata ownership of the Trust, even though they took no action themselves. Non-redeeming U.S. Holders that recognize a gain as a result of a redemption or sale will be able to increase the basis in their Trust Units by the amount of gain taken into income.

Readers are cautioned that this is not a summary of United States tax implications for Unitholders. Please refer to “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” for further details.

•	The Trust will have the authority to distribute, allocate and designate any income or taxable capital gains of the Trust for the purposes of the Tax Act to the Trust Unitholder who has redeemed Trust Units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of distributing physical bullion to such Trust Unitholder, and any taxable capital gain or income realized by it before, at or after the redemption by virtue of the Trust being required to sell bullion in order to fund the payment of the cash redemption proceeds to such Trust Unitholder, or such other amount that is determined by the Trust to be reasonable. Although the Manager anticipates that the Trust will treat a gain realized by the Trust as a result of the distribution of physical gold and silver bullion to a Trust Unitholder as a capital gain, the Trust may, in certain circumstances, allocate the full amount of such gains or losses to such Trust Unitholder.

Readers are cautioned that this is not a summary of Canadian tax implications for Trust Unitholders. Please refer to “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations”.

•	Similarly, any sales of bullion to pay for fees or other expenses incurred by the Trust could result in capital gains taxes being payable by the Trust which would be passed on to Trust Unitholders.

Possible Changes in Bullion Custody and Security

•	Currently, and over the past 40 years, CFCL’s gold and silver bullion has been stored by CIBC, on an unencumbered, fully allocated and physically segregated basis in Class 3 vaults (the highest security rating for vaults).

•	Sprott, as the parent of the Manager of the Trust, may decide to change CFCL’s current custodian, which could result in a different level of vault security and costs to move the bullion, and different fees and expenses that will be charged to the Trust.

•	Pursuant to the Trust Agreement, the Trust has the ability to use sub-custodians and to store bullion on a non-segregated basis.

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Arrangement Agreement

The Arrangement will be effected in accordance with the Plan of Arrangement appended as Schedule A to the Arrangement Agreement, a copy of which is attached as Appendix A-4 to this Information Circular.

The Arrangement Agreement contains covenants, representations and warranties of the Parties to the Arrangement Agreement and various conditions precedent, both mutual and with respect to certain of such parties.

The following is a summary of certain material provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement set forth in Appendix A-4 to this Circular and reference is made thereto for the full text thereof. CFCL Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties to the Arrangement Agreement

The Arrangement Agreement contains certain customary representations and warranties made by each of CFCL and the CGAL and the CGAL Shareholders to Sprott, and of Sprott to each of CFCL and to CGAL, including representations and warranties of such parties in respect of organization, corporate power and authority to enter into the Arrangement Agreement and to consummate the Arrangement, financial position, business, assets and operations and compliance with Laws and regulations. For the complete text of the applicable provisions, see Section 3.1, Schedule E, Section 3.2, Schedule F and Section 3.3 and Schedule G of the Arrangement Agreement. In addition, each of CFCL, CGAL and the New Administrator has covenanted, among other things, until the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms, to maintain and preserve their respective businesses as currently conducted and refrain from taking certain actions outside the ordinary course, except in connection with the transactions contemplated by the Arrangement Agreement or with the prior written consent of Sprott. In addition, the Trust has covenanted that, after the Effective Date it will manage its business and affairs in a manner consistent with the treatment of the Reorganization Transactions as a tax-deferred Reorganization under Section 368(a) of the U.S. Tax Code. For the complete text of the applicable provisions, see Section 4.1, Section 4.2 and Section 4.3 of the Arrangement Agreement.

Regulatory Approvals

Under the Arrangement Agreement, as soon as reasonably practicable after the date of the Arrangement Agreement, each Party to the Arrangement Agreement, or where appropriate, all such parties jointly, shall make (or cause to be made) all notifications, filings, applications and submissions with Governmental Entities required or in the opinion of Sprott, acting reasonably, advisable in connection with the Arrangement, and shall use their commercially reasonable efforts to obtain and maintain all Key Regulatory/Stock Exchange Approvals, provided that Sprott shall use its reasonable best efforts to obtain and maintain the 19b-4 Approval. The Parties further covenant to cooperate with one another in connection with obtaining the Key Regulatory/Stock Exchange Approvals and resolving any objections to the Arrangement raised by any Governmental Entity.

Conditions Precedent

The Arrangement Agreement contains a number of conditions precedent to the obligations of the Parties to the Arrangement Agreement to complete the Arrangement. All of such conditions must be satisfied or waived, to the extent they may be capable of waiver, by the party or parties for whose benefit such conditions exist, for the Arrangement to proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Upon the conditions precedent set out in the Arrangement Agreement being fully satisfied or waived, the Final Order and the Articles of Arrangement in the form prescribed by the ABCA are required to be filed with the Registrar under the ABCA to give effect to the Arrangement.

The conditions to closing the Arrangement are described below and set forth in Article 6 of the Arrangement Agreement, a copy of which is attached as Appendix A-4 to this Information Circular.

Mutual Conditions Precedent

The Parties to the Arrangement Agreement are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties to the Arrangement Agreement.

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1.	The CFCL Arrangement Resolutions have been approved and adopted by the CFCL Shareholders at the Meeting in accordance with the Interim Order;

2.	The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and has not been set aside or modified in a manner unacceptable to any of the Parties to the Arrangement Agreement, each acting reasonably, on appeal or otherwise;

3.	Each of the Key Regulatory/Stock Exchange Approvals has been made, given or obtained on terms acceptable to the Parties to the Arrangement Agreement, each acting reasonably, and each such Key Regulatory/Stock Exchange Approval is in force and has not been modified;

4.	The conditional approval to the listing of the Sprott Shares issuable pursuant to the Arrangement on the TSX shall have been made, given or obtained and is in force and has not been modified;

5.	The Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement Agreement shall be in form and substance satisfactory to each of the Parties to the Arrangement Agreement, acting reasonably;

6.	No Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties to the Arrangement Agreement from consummating the Arrangement;

7.	There shall be no action or proceeding pending by a Governmental Entity that is seeking to:

(a)	enjoin or prohibit the ownership or operation by the Trust and the Manager of the business or assets of CFCL; or

(b)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of CFCL or the Trust; and

8.	Sprott Shares and Trust Units to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

Additional Conditions Precedent to the Obligations of Sprott and the Trust

Sprott and the Trust are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Sprott and the Trust and may only be waived, in whole or in part, by Sprott, in its sole discretion, on behalf of itself and the Trust.

1.	The representations and warranties of CFCL:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule E to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	that are set forth in paragraph (6) of Schedule E to the Arrangement Agreement were true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at such time;

(c)	other than the representations in (a) and (b) above, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of the Arrangement Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (c), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of CFCL;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CFCL has delivered a certificate confirming same to Sprott, executed by two senior officers of CFCL (in each case without personal liability) addressed to Sprott and dated the Effective Time;

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2.	The representations and warranties of CGAL and the CGAL Shareholders:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6) and (8) of Schedule F to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which (a) above applies, were true and correct in all material respects as of the date of the Arrangement Agreement and are true and correct in all material respects as of the Effective Time as if made at such time;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CGAL and each CGAL Shareholder has delivered a certificate confirming same to Sprott, executed by, in the case of CGAL, two senior officers of CGAL (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to Sprott and dated the Effective Time;

3.	CFCL has fulfilled or complied in all material respects with each of the covenants of CFCL contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Date; and has delivered a certificate confirming same to Sprott, executed by two senior officers of CFCL (in each case without personal liability) addressed to Sprott and dated the Effective Date;

4.	Each of CGAL, the New Administrator and the CGAL Shareholders has fulfilled or complied in all material respects with each of its or his covenants contained in the Arrangement Agreement to be fulfilled or complied with by it or him on or prior to the Effective Time, and each of CGAL, the New Administrator and each CGAL Shareholder has delivered a certificate confirming same to Sprott, executed by, in the case of the New Administrator, two senior officers of the New Administrator (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to Sprott and dated the Effective Date;

5.	The aggregate number of Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as of the Effective Date shall not exceed 7.5% of the issued and outstanding Class A Shares;

6.	CGAL shall have delivered to Sprott the Earnout Agreement duly executed by CGAL; and

7.	Since the date of the Arrangement there shall not have occurred any Material Adverse Effect in respect of CFCL.

Additional Conditions Precedent to the Obligations of CFCL

CFCL is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of CFCL and may only be waived, in whole or in part, by CFCL in its sole discretion.

1.	The representations and warranties of Sprott:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6), (7), (14) and (20) of Schedule G to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which (a) above applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of the Arrangement Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of Sprott;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Sprott has delivered a certificate confirming same to CFCL, executed by two senior officers of Sprott (in each case without personal liability), addressed to CFCL and dated the Effective Time;

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2.	Each of Sprott and the Trust has fulfilled or complied in all material respects with each of the covenants of it contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, provided that the covenants of Sprott and the Trust in respect of the organization of the Trust, its classification as an association taxable for U.S. federal income tax purposes and its entry into the Management Agreement, among others, must be fulfilled and complied with in all respects at the Effective Time; and Sprott and the Trust shall have delivered a certificate confirming same to CFCL, executed, in the case of Sprott, by two senior officers of Sprott, and in the case of the Trust by two senior officers of the Manager (in each case without personal liability), addressed to CFCL and dated the Effective Date;

3.	The Trust shall have delivered to the Parties to the Arrangement Agreement the Joinder Agreement, duly executed by the Trust;

4.	Evidence satisfactory to CFCL, acting reasonably, that the Administration Agreement shall be terminated in its entirety and CFCL shall be dissolved and liquidated effective on the Effective Date but after the Effective Time;

5.	Since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect in respect of Sprott or the Trust.

Additional Conditions Precedent to the Obligations of CGAL, the New Administrator and the CGAL Shareholders

CGAL, the New Administrator and the CGAL Shareholders are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the CGAL Shareholders and may only be waived, in whole or in part, by the CGAL Shareholders in their sole discretion.

1.	The representations and warranties of Sprott:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule H to the Arrangement Agreement were true and correct in all respects as of the date of the Arrangement Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which (a) above applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of the Arrangement Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of Sprott;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Sprott has delivered a certificate confirming same to CGAL, the New Administrator and the CGAL Shareholders executed by two senior officers of Sprott (in each case without personal liability), addressed to CGAL, the New Administrator and the CGAL Shareholders and dated the Effective Date;

2.	Sprott has fulfilled or complied in all material respects with each of the covenants of Sprott contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to CGAL, the New Administrator and the CGAL Shareholders, executed by two senior officers of Sprott (in each case without personal liability) addressed to CGAL, the New Administrator and the CGAL Shareholders and dated the Effective Date;

3.	Sprott shall have delivered to CGAL the Earnout Agreement duly executed by Sprott; and

4.	Since the date of the Arrangement Agreement there shall not have occurred any Material Adverse Effect in respect of Sprott.

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Standstill

Sprott has agreed in the Arrangement Agreement that, during the “Standstill Period” it shall not, and shall cause its affiliates to not, without the consent of CFCL, directly or indirectly or jointly or in concert with any other person: (a) offer to acquire or agree to acquire, by purchase or otherwise, any securities of CFCL or securities convertible into or exchangeable for securities of CFCL, or direct or indirect rights or options to acquire any securities, of CFCL; (b) enter into, offer or agree to enter into or engage in any discussions or negotiations with respect to any acquisition or other business combination transaction relating to CFCL, or any acquisition transaction relating to all or part of CFCL’s assets, or propose any of the foregoing; (c) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any securities of CFCL; (d) otherwise seek to control or influence the management, directors or corporate policies of CFCL or to obtain representation on the CFCL Board; (e) advise, assist or encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing financing source for or otherwise invest in any other person in connection with any of the foregoing activities; or (f) enter into any discussions or arrangements with any third party with respect to, or make any public announcement of any intention to do or take, any of the foregoing; provided that Sprott and its affiliates shall be permitted to make a confidential proposal to the CFCL Board regarding a potential negotiated acquisition or other business combination transaction relating to CFCL and enter into confidential discussions or negotiations with the CFCL Board (or with any individuals designated by the CFCL Board for such purpose) with respect to the terms of any such proposal, and enter into any agreement with CFCL providing for the consummation of such proposal, provided that Sprott and its affiliates shall cease to do any of the foregoing during the Standstill Period if instructed to cease doing so by CFCL.

For the purpose of the standstill provisions:

A “Spring Event” shall mean (i) when CFCL approves, agrees to, or announces that it has approved or agreed to, a definitive agreement (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive agreement) in connection with an Acquisition Proposal; or (ii) when CFCL files for court protection from its creditors, provided that for purposes of determining if a Spring Event has occurred, the term “Acquisition Proposal” shall have the meaning attributed to such term in the Glossary of Terms in this Circular, except that a reference to “20% therein” shall be deemed to be a reference to “50%”; and

The “Standstill Period” means the period commencing on the date of the Arrangement Agreement and ending on the earlier of (i) the third anniversary of the date of the Arrangement Agreement; (ii) the Effective Date; (iii) the termination of the Arrangement Agreement by Sprott as a result of (A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CFCL, CGAL, the New Administrator or a CGAL Shareholder under the Arrangement Agreement that would cause any of specified conditions of the Arrangement Agreement not to be satisfied, in specified circumstances; or (B) a Change in Recommendation with respect to the CFCL Board Recommendation; (C) CFCL, CGAL, the New Administrator or a CGAL Shareholder breaches its covenants regarding non-solicitation in any material respect; or (D) there is a Material Adverse Effect in respect of CFCL, (other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into a Permitted Acquisition Agreement, in each case as contemplated in the Arrangement Agreement; and (iv) the occurrence of a “Spring Event”.

Non-Solicitation Provisions; Right to Accept a Superior Proposal

Under the Arrangement Agreement, CFCL has agreed to certain non-solicitation covenants which provide that it shall not, until the earlier of the Effective Time or the date upon which the Arrangement Agreement is terminated pursuant to its terms, directly or indirectly, through any representatives, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Sprott or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, if CFCL is then in compliance with its obligations respecting non-solicitation, CFCL may advise a Person who has submitted a written Acquisition Proposal that their Acquisition Proposal is not a Superior Proposal;

(c)	make a Change in Recommendation;

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(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the public announcement of such Acquisition Proposal will not be considered to be a violation of the Arrangement Agreement provided the CFCL Board has rejected such Acquisition Proposal and affirmed the CFCL Board Recommendation by press release before the end of such five Business Day period, or in the event that the Meeting is scheduled to occur within such five Business Day period prior to the Meeting, as soon as practicable); or

(e)	enter into or publicly propose to enter into any contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

From and after the date of the Arrangement Agreement, CFCL shall, and shall cause its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than Sprott and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall (a) discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of CFCL; and (b) request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding CFCL provided to any Person other than Sprott, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CFCL using its reasonable best efforts to ensure that such requests are fully complied with the extent CFCL is entitled.

From and after the date of the Arrangement Agreement, if CFCL or any of its representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to CFCL, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of CFCL, CFCL shall: immediately notify Sprott, at first orally, and then promptly and in any event within 24 hours in writing, of: (i) such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and (ii) at Sprott’s request, the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to the terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the Arrangement Agreement or any other agreement between the Parties to the Arrangement or between CFCL and any other Person, (including without limitation the Confidentiality Agreement), if at any time, prior to obtaining the approval by the CFCL Shareholders of the CFCL Arrangement Resolutions, CFCL receives a written Acquisition Proposal, CFCL may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of CFCL, if and only if:

(a)	the CFCL Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence access condition to which such Acquisition Proposal is subject);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with CFCL;

(c)	such inquiry, proposal or offer did not result from a breach by CFCL of its standstill obligations in the Arrangement Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Sprott; and

(d)	prior to providing any such copies, access, or disclosure, CFCL enters into an Acceptable Confidentiality Agreement (as defined in the Arrangement Agreement) with such Person and provides a copy of such Acceptable Confidentiality Agreement to Sprott.

If CFCL receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the CFCL Arrangement Resolutions by the CFCL Shareholders, the CFCL Board may, subject to payment of a Termination Fee, as required, recommend such Acquisition Proposal and/or accept, approve or enter into a Permitted Acquisition Agreement with respect to such Acquisition Proposal, if and only if:

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(a)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	such Acquisition Proposal did not result from a breach by CFCL of its standstill obligations;

(c)	CFCL has delivered to Sprott a written notice of the determination of the CFCL Board that such Acquisition Proposal constitutes a Superior Proposal and, as applicable, of the intention of the CFCL Board to enter into a Permitted Acquisition Agreement, together with a written notice from the CFCL Board regarding the value and financial terms that the CFCL Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	CFCL has provided Sprott a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal;

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Sprott received the Superior Proposal Notice and a copy of the proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL;

(f)	during any Matching Period, Sprott has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if Sprott has offered to amend the Arrangement Agreement and the Arrangement in accordance with the Arrangement Agreement, the CFCL Board has determined in good faith, after consultation with CFCL’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Sprott in accordance with the Arrangement Agreement; and

(h)	the CFCL Meeting has not been cancelled, postponed or adjourned (except as required or permitted in the Arrangement Agreement) and CFCL irrevocably undertakes to Sprott to (i) not cancel, postpone or adjourn the Meeting (except as required or permitted in the Arrangement Agreement; and (ii) not call any other meeting in respect of any Acquisition Proposal until the Meeting has taken place; (iii) if the Meeting has not been called, call the Meeting as contemplated in this Agreement; and (iv) hold the Meeting in accordance with the Arrangement Agreement.

During the Matching Period, or such longer period as CFCL may approve in writing for such purpose: (i) the CFCL Board shall review any offer made by Sprott under the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) CFCL shall negotiate in good faith with Sprott to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Sprott to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the CFCL Board determines that such Acquisition Proposal would cease to be a Superior Proposal, CFCL shall promptly so advise Sprott and CFCL and Sprott shall amend the Arrangement Agreement to reflect such offer made by Sprott, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing;

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal and Sprott shall be afforded a new five Business Day Matching Period from the later of the date on which Sprott received the Superior Proposal Notice and a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL;

The CFCL Board shall promptly reaffirm the CFCL Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the CFCL Board determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated in the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. CFCL shall provide Sprott and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and make any amendments to such press release as requested by Sprott and its counsel; and

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If CFCL provides a Superior Proposal to Sprott within five Business Days before the Meeting, CFCL shall proceed with or shall postpone the Meeting, as directed by Sprott in its sole discretion, to a date that is not more than seven Business Days after the scheduled date of the Meeting, but not later than the seventh Business Day prior to the Outside Date.

Under the Arrangement Agreement, CGAL, New Administrator and the CGAL Shareholders have also agreed to be bound by certain non-solicitation covenants, as specified therein.

Termination

The Arrangement Agreement may, prior to the Effective Time, be terminated by:

(a)	the mutual agreement of the Parties to the Arrangement Agreement;

(b)	either CFCL or Sprott if the CFCL Arrangement Resolutions are not approved at the Meeting in accordance with the Interim Order, provided that if CFCL or the CFCL Board has accepted, approved or entered into a Permitted Acquisition Agreement, CFCL pays the Termination Fee concurrently with such termination;

(c)	any of the Parties if:

(i)	after the date of the Arrangement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Parties to the Arrangement Agreement from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party to the Arrangement Agreement seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(ii)	the Effective Time does not occur on or prior to the Outside Date, provided that

(A)	none of CFCL, CGAL, the New Administrator or a CGAL Shareholder may terminate the Arrangement Agreement

(1)	if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by any of CFCL, CGAL, the New Administrator or a CGAL Shareholder of any of their respective representations or warranties or the failure of any of CFCL, CGAL, the New Administrator or a CGAL Shareholder under the Arrangement Agreement, or

(2)	if CFCL or the CFCL Board has accepted, approved or entered into a Permitted Acquisition Agreement, unless prior to or concurrently with such termination CFCL pays the Termination Fee in accordance with the Arrangement Agreement; and

(B)	Sprott may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by Sprott or the Trust of any of its respective representations or warranties or the failure of Sprott or the Trust to perform any of its respective covenants or agreements under the Arrangement Agreement.

(d)         CFCL if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sprott or the Trust under the Arrangement Agreement occurs that would cause specified conditions precedent to the obligations of CFCL not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that none of CFCL, CGAL, the New Administrator or a CGAL Shareholder is then in breach of the Arrangement Agreement so as to cause specified conditions precedent to the obligations of Sprott and the Trust not to be satisfied;

(e)         CGAL, the New Administrator or a CGAL Shareholder if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sprott under the Arrangement Agreement occurs that would cause any specified conditions precedent to the obligations of CGAL, the New Administrator and the CGAL Shareholders not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that none of CFCL, CGAL, the New Administrator or a CGAL Shareholder is then in breach of the Arrangement Agreement so as to cause any specified conditions precedent to the obligations of Sprott and the Trust not to be satisfied;

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(f)	Sprott if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CFCL, CGAL, the New Administrator or a CGAL Shareholder under the Arrangement Agreement occurs that would cause any specified conditions precedent to the obligations of Sprott and the Trust not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date; provided that neither Sprott nor the Trust is then in breach of the Arrangement Agreement so as to cause any conditions precedent to the obligation of CFCL or of CGAL, the New Administrator and the CGAL Shareholders not to be satisfied;

(ii)	there is a Change in Recommendation; or

(iii)	CFCL, CGAL, the New Administrator or a CGAL Shareholder breaches the non-solicitation provisions in the Arrangement Agreement in any material respect; or

(v)	there is a Material Adverse Effect in respect of CFCL; and

(g)	by CFCL, CGAL, the New Administrator or the CGAL Shareholders if there is a Material Adverse Effect in respect of Sprott.

Agreement as to Termination Fee

For the purposes of the Arrangement Agreement, a “Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by CFCL or Sprott in the circumstances where either the CFCL Arrangement Resolutions are not approved at the Meeting in accordance with the Interim Order; or by any of the Parties to the Arrangement Agreement if the Effective Time does not occur on or prior to the Outside Date (provided that CFCL, CGAL, the New Administrator or a CGAL Shareholder may not terminate the Arrangement Agreement in such circumstance if the failure of the Effective Time to so occur has been caused by or is a result of a breach by such party of its respective representations or warranties or failure of its covenants or agreements under the Arrangement Agreement) if:

(i)	both (A) prior to such termination, an Acquisition Proposal is made or publicly announced (or, in the case of termination by Sprott pursuant to certain provisions of the Arrangement Agreement otherwise communicated to CFCL or any of its representatives) by any Person other than Sprott or any of its affiliates or any Person (other than Sprott or any of its affiliates) shall have publicly announced an intention to do so, and (B) within 12 months following the date of such termination, (1) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive contract) in respect of such Acquisition Proposal, (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (3) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive contract) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) which is subsequently completed at any time (provided that for purposes hereof, the term “Acquisition Proposal” shall have the meaning attributed to such term in the Arrangement Agreement except that a reference to “20%” therein shall be deemed to be a reference to “50%”), or

(ii)	prior to such termination, there has been a Change in Recommendation or CFCL, CGAL, the New Administrator or a CGAL Shareholder has breached the non-solicitation provisions applicable to it in the Arrangement Agreement in any material respect; or

(b)	by Sprott if there is a Change in Recommendation or CFCL, CGAL, the New Administrator or a CGAL Shareholder breaches the non-solicitation provisions in the Arrangement Agreement in any material respect.

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CFCL acknowledges that the amount of the Termination Fee represents liquidated damages that are a genuine pre-estimate of the damages, including opportunity costs, which Sprott will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement, and is not a penalty. CFCL irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Each Party to the Arrangement Agreement agrees that if the payment of the Termination Fee is made to Sprott pursuant to the Arrangement Agreement, such payment is the sole remedy of Sprott, provided however, that this limitation shall not apply in respect of a willful or intentional breach of the Arrangement Agreement by a party prior to its termination.

Expenses

The Arrangement Agreement provides that, except for the Termination Fee and the filing fees for Competition Act Approval, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party to the Arrangement Agreement incurring such expenses, whether or not the Arrangement is consummated, provided that:

(a)	If the Arrangement Agreement is terminated prior to the completion of the Arrangement other than if terminated by Sprott as a result of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CFCL, CGAL, the New Administrator or a CGAL Shareholder under the Arrangement Agreement that would cause any of the specified conditions of the Arrangement Agreement not to be satisfied, in specified circumstances (the “Termination Exception”) and provided that no Termination Fee is payable within two Business Days of such termination, then Sprott shall pay CFCL and CGAL, by wire transfer of immediately available funds, an aggregate amount of C$2.5 million (the “Expense Reimbursement Amount”) with such Expense Reimbursement Amount being allocated in accordance with joint instructions provided by CFCL and CGAL. Sprott shall pay any Expense Reimbursement Amount payable hereunder concurrently with any such termination of this Agreement by Sprott (other than pursuant to the Termination Exception above or where a Termination Fee is payable within two Business Days of such termination) and within two Business Days of the termination of the Arrangement Agreement by any other Party to the Arrangement Agreement and, notwithstanding any other provision of the Arrangement Agreement, no termination by Sprott of the Arrangement Agreement shall be effective if Sprott fails to pay the Expense Reimbursement Amount as provided.

(b)	Sprott will pay for the services of the proxy solicitation firms pursuant to joint retainers thereof by Sprott and CFCL to solicit proxies in favour of the approval of the CFCL Arrangement Resolutions.

(c)	Sprott will, on or prior to the delivery of each Sprott Outside Date Extension Notice, pay CGAL, by wire transfer of immediately available funds, an aggregate amount of C$150,000.

Litigation Discontinuance

In accordance with the Arrangement Agreement, Sprott has caused SAM Alberta and SAM to discontinue the Court Proceedings.

Releases

The Parties to the Arrangement Agreement have made the following agreements.

On the execution of the Arrangement Agreement, Sprott, on its own behalf and on behalf of SAM and SAM Alberta releases CFCL and CGAL and their respective present and former directors (“Central Released Persons”) from all claims (“Central Pre-Signing Released Claims”) arising prior to the execution of the Arrangement Agreement, including claims in respect of the Court Proceedings, but excluding claims (“Central Excluded Claims”) arising out of breach by CFCL, CGAL, the New Administrator or a CGAL Shareholder of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement. CFCL, CGAL, the New Administrator and the CGAL Shareholders also release Sprott, SAM Alberta and SAM and their respective present and former directors, officers and partners (“Sprott Released Persons”) from all claims arising prior to the execution of the Arrangement Agreement (“Sprott Pre-Signing Released Claims”), except for claims (“Sprott Excluded Claims”) arising out of the breach by Sprott of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement.

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The releases in favour of the Central Released Persons, on the one hand, and the Sprott Released Persons on the other hand, cease to have effect if Sprott terminates the Arrangement Agreement as a result of a breach of any representation or warranty or any failure to perform any covenant or agreement on the part of CFCL, CGAL, the New Administrator or a CGAL Shareholder under the Arrangement Agreement that would cause any of the specified conditions of the Arrangement Agreement not to be satisfied, in specified circumstances; or if CFCL, CGAL, the New Administrator or a CGAL Shareholder breaches the non-solicitation provisions of the Arrangement Agreement in any material respect.

Sprott, on its own behalf and on behalf of SAM Alberta and SAM, agrees effective on the closing of the Arrangement, to release the Central Released Persons from all claims except for Central Excluded Claims against any Central Released Persons arising out of any matter relating to CFCL, CGAL, or any Central Released Person in respect of any derivative action, oppression action or any other claim or proceeding brought against such person in his or her capacity as a current or former director or officer of CFCL or CGAL, in each case existing prior to the Effective Time.

Each of CFCL, CGAL, the New Administrator and the CGAL Shareholders agree, effective on the closing of the Arrangement to release the Sprott Released Persons from all claims excluding Sprott Excluded Claims, that CFCL, CGAL, the New Administrator or the CGAL Shareholders have against any Sprott Released Person other than Sprott Pre-Signing Released Claims, respecting any matter relating to CFCL or CGAL existing prior to the Effective Time.

Effective upon the closing of the Arrangement, CGAL and the CGAL Shareholders, on behalf of themselves and all then current and former directors, officers or employees of CGAL or the New Administrator, release, remise and forever discharge the New Administrator from any and all claims which CGAL, the CGAL Shareholders or the then current and former directors, officers or employees of CGAL or the New Administrator have then or may have in the future arising against the New Administrator existing up to and including the Effective Date.

Non-Compete

It is a provision of the Arrangement Agreement that during the period lasting three years from the Effective Date, neither CGAL Shareholder shall, on his own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever, carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in the provision of general administration, management or consulting services to publicly traded entities that invest their assets primarily in physical gold and/or silver bullion, provided however that the CGAL Shareholders shall be permitted to provide specified bullion management and related services and to own up to 5% of the shares of a listed physical gold and/or silver bullion entity on a recognized stock exchange.

Bullion Custodian

The Arrangement Agreement provides that, prior to the appointment of any other bullion custodian, the Trust shall permit CIBC, the current custodian for CFCL, to make a formal bid to act as bullion custodian for the Trust and shall give reasonable consideration to that bid. As part of the Trust’s reasonable consideration of that bid, any anticipated costs associated with bullion movement and the security and safeguards surrounding the vaults will be taken into account.

Trust Tax Matters

The Trust covenants and agrees in the Arrangement Agreement to: (a) elect to be a mutual fund trust for purposes of the Tax Act and the regulations thereto in the prescribed form and within the prescribed time; (b) following the Effective Time, meet all requirements in the Tax Act and the regulations thereto to be a mutual fund trust; and (c) be deemed to be a mutual fund trust for purposes of the Tax Act and the regulations thereto at all times since the Trust’s date of formation.

Risk Factors Related to the Arrangement

The completion of the Arrangement involves risks. The following are certain risk factors which the CFCL Shareholders should carefully consider before making a decision regarding approving the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to CFCL or the Trust, may also adversely affect the CFCL Shares before the Arrangement, and the Trust Units following the Arrangement, and/or the business of CFCL before the Arrangement and of the Trust following the Arrangement.

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Payments in connection with the exercise of Dissent Rights may impair the Trust’s financial resources or result in adverse tax consequences.

Pursuant to the Arrangement: (i) if the Class A Shareholder Arrangement Resolution is approved, registered Class A Shareholders have Dissent Rights in respect of the Class A Shareholder Arrangement Resolution and the right to be paid fair value for their Class A Shares by the Trust in respect of which such right to dissent was validly exercised and (ii) if the Common Shareholder Arrangement Resolution is approved, Registered Common Shareholders have Dissent Rights in respect of the Common Shareholder Arrangement Resolution and the right to be paid the fair value of their Common Shares by Sprott in respect of which such Common Shareholder Arrangement Resolution was validly exercised, in each case, pursuant to section 191 of the ABCA, as modified by the Arrangement. If there is a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on the Trust’s financial condition and cash resources if the Arrangement is completed and could result in adverse tax consequences. The Arrangement provides that it is a condition precedent to the implementation of the Arrangement that Dissent Rights shall not have been exercised with respect to more than 7.5% of the Class A Shares in connection with the Arrangement Resolutions.

If the Arrangement does not receive all required approvals, or the Arrangement is otherwise not completed, the market price for the CFCL shares may be affected

If the Arrangement does not receive all required approvals, including the approval of CFCL Shareholders and Court approvals, or the Arrangement is otherwise not completed, then the market price of the CFCL Shares may decline to the extent that the current market price of the CFCL Shares reflects a market assumption that the Arrangement will be completed.

The Arrangement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on CFCL

Each of CFCL and Sprott has the right to terminate the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can CFCL provide any assurance, that the Arrangement will not be terminated by either CFCL or Sprott before the completion of the Arrangement. For example, Sprott has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, individually and in the aggregate, have a Material Adverse Effect on CFCL. Although a CFCL Material Adverse Effect excludes certain events that are beyond the control of CFCL (such as general changes in the global economy or fluctuations or changes in gold or silver prices), there is no assurance that a change having a Material Adverse Effect on CFCL will not occur before the Effective Date, in which case Sprott could elect to terminate the Arrangement. See “Part I – The Arrangement – The Arrangement Agreement – Termination”.

CFCL will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee to Sprott.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by CFCL and Sprott even if the Arrangement is not completed. CFCL and Sprott are each liable for their own costs incurred in connection with the Arrangement, subject to the Expense Reimbursement Amount of C$2.5 million payable by Sprott to CFCL and CGAL if the Arrangement is terminated other than as a result of a specified breach by CFCL, CGAL, the New Administrator or a CGAL Shareholder.

If the Arrangement is not completed, CFCL will, in certain circumstances, be required to pay Sprott the Termination Fee of C$5 million (C$7.5 million if the Expense Reimbursement Amount has been paid). The payment by CFCL of the Termination Fee could result in CFCL being forced to sell gold or silver bullion. See “Part I – The Arrangement – The Arrangement Agreement – Termination”.

The Arrangement is conditional upon, among other things, the receipt of certain stock exchange and regulatory approvals as well as the satisfaction of certain other customary closing conditions that could delay completion of the Arrangement.

The Arrangement is conditional upon, among other things, CFCL, Sprott and the Trust, as applicable, having obtained all Key Regulatory/Stock Exchange Approvals that are necessary to complete the Arrangement and to issue and list the Trust Units on the TSX and NYSE Arca pursuant to the Arrangement. A substantial delay in obtaining such approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Trust.

See also “Part I – The Arrangement – Risk Factors Related to the Trust.”

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Effect of the Arrangement

Effect on Class A Shares and Common Shares

The Arrangement will result in the issuance of one Trust Unit in exchange for each case Class A Share to the Class A Shareholders and the payment of C$500 cash for each Common Share, in each case, excluding Dissenting Shareholders.

As at October 26, 2017 there are 252,116,003 Class A Shares and 40,000 Common Shares outstanding.

If the CFCL Arrangement Resolutions are approved, assuming that there are no Dissenting Shareholders, there will be, immediately following the completion of the Arrangement, approximately 252,156,003 Trust Units issued and outstanding. Immediately following the exchange of the 40,000 Common Shares acquired by Sprott pursuant to the Arrangement for an equivalent number of Trust Units, former Class A Shareholders are expected to hold approximately 252,116,003 Trust Units, representing approximately 99.98% of the issued and outstanding Trust Units and Sprott is expected to hold 40,000 Trust Units, representing approximately 0.02% of the issued and outstanding Trust Units.

If either of the CFCL Arrangement Resolutions is not approved, the Arrangement will not proceed.

Effect of the Arrangement on CFCL Shareholder Rights

Upon the successful completion of the Arrangement, the Class A Shareholders will hold Trust Units. The Trust is a trust and the rights of Trust Unitholders are established by the Trust Agreement unlike CFCL, which is a corporation existing under the laws of Alberta, where the rights of CFCL Shareholders are governed by the ABCA and by the articles and by-laws of CFCL.

Although the Trust Agreement confers upon a Trust Unitholder many of the same protections, rights and remedies a CFCL Shareholder would have as a shareholder of a corporation governed by the ABCA, significant differences exist. The Trust will be governed by the terms of the Trust Agreement and CFCL Shareholder’s rights and responsibilities as a Trust Unitholder will be different than they were as a CFCL Shareholder. See “Part II – Information Concerning the Trust”, “Part IV – Information Concerning CFCL” and “Schedule B – Comparisons of Rights as a Unitholder of the Trust and a Shareholder of CFCL”.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the CFCL Arrangement Resolutions must be approved by the CFCL Shareholders at the Meeting either in person or by proxy in the manner required by the Interim Order;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement including Key Regulatory/Stock Exchange Approvals must be satisfied or waived by the appropriate Party to the Arrangement Agreement; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Approval of the CFCL Shareholders Required for the Arrangement

Pursuant to the Interim Order: (i) the Class A Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Class A Shareholders and by a majority of the votes cast by MI 61-101 Minority Class A Shareholders, in each case present in person or represented by proxy at the Meeting; and (ii) the Common Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the Common Shareholders, and by a majority of the votes cast by MI 61-101 Minority Common Shareholders, in each case present in person or represented by proxy at the Meeting. If either of the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution is not approved by the applicable CFCL Shareholders at the Meeting by the specified voting thresholds, the Arrangement cannot be completed. Directors, senior executive officers and certain other Common Shareholders of CFCL, who together hold or control an aggregate of approximately 85% of the issued and outstanding Common Shares, have entered into voting support agreements with Sprott and agreed to vote their Common Shares and Class A Shares in favour of the Arrangement. The voting commitments of holders of Common Shares subject to voting support agreements with Sprott assure that the Common Shareholder Arrangement Resolution will be approved by the requisite voting thresholds.

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Notwithstanding the foregoing, each of the CFCL Arrangement Resolutions authorizes the CFCL Board, without further notice to, or approval of, the CFCL Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A-1 to this Circular for the full text of the Class A Shareholder Arrangement Resolution and Appendix A-2 to this Circular for the full text of the Common Shareholder Arrangement Resolution.

See also “Part I – The Arrangement – Securities Laws Requirements for Business Combinations – Discussion and Analysis of Multilateral Instrument 61-101” and “Part VI – General Proxy Matters – Procedure and Votes Required”.

Court Approvals

Interim Order

On October 26, 2017 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Circular.

Final Order

Provided that the CFCL Shareholders have approved the CFCL Arrangement Resolutions in the manner directed by the Court, CFCL will proceed with an application for the Final Order on December 5, 2017 at 11:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, CFCL, the Trust, Sprott, CGAL and its shareholders, the New Administrator, all CFCL Shareholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

At the hearing, any CFCL Shareholder or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with the Court and serve upon CFCL and the New Administrator, on or before 4:00 p.m. (Calgary time) on November 23, 2017 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on November 30, 2017), a notice of intention to appear (“Notice of Intention to Appear”) including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice shall be effected by service upon the solicitors for CFCL, Parlee McLaws llp, 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, AB, T2P 4K9, Attention: G. Scott Watson; and upon the New Administrator by service upon the solicitors for the New Administrator, 2500, 450 – 1st Street SW, Calgary, Alberta T2P 5H1, Attention: Tristram Mallett. If the application for the Final Order is adjourned, only those parties appearing before the Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with the Interim Order, shall have notice of the adjourned date.

The Trust Units to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof, which exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court as fair to the Class A Shareholders, the Trust intend to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Trust Units to be issued pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement, the Trust Units issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

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CFCL has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Parties to the Arrangement, each acting reasonably, may determine not to proceed with the Arrangement.

Key Regulatory / Stock Exchange Approvals

Stock Exchange and 19b-4 Approvals

CFCL is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada and is a foreign private issuer under U.S. Securities Laws. The Class A Shares are listed and posted for trading on the TSX under the symbols “CEF.A” and “CEF.U” and on the NYSE American under the symbol “CEF”. On September 29, 2017, the last trading day on which the Class A Shares traded prior to the public announcement of execution of the Arrangement Agreement, the closing price of the Class A Shares on the TSX was C$15.81 and on the NYSE American was US$12.67. On October 26, 2017, the closing price of Class A Shares on the TSX was C$16.84 and on the NYSE American was US$13.07. The Common Shares are not listed or posted for trading on any stock exchange. For information with respect to the trading history of the Class A Shares, see “Part IV – Information Concerning CFCL – Monthly Price Range and Trading Volumes”.

Upon the completion of the Arrangement, the Trust will become a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada and will be a foreign private issuer under U.S. Securities Laws. The Trust Units will also become registered under the U.S. Exchange Act as a result of the Arrangement. It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Trust Units issuable pursuant to the Arrangement on the TSX, and that NYSE Arca, subject to official notice of issuance, shall have approved the listing of the Trust Units issuable pursuant to the Arrangement on NYSE Arca. Sprott has applied to list the Trust Units on the TSX and will apply to list the Trust Units on NYSE Arca in the near future. Listing will be subject to the Trust fulfilling all of the listing requirements of each of the TSX and NYSE Arca.

Since the Trust is a commodity-based trust holding gold and silver bullion, the NYSE will be required to file with the SEC a notice of proposed rule change pursuant to Rule 19b-4 under the U.S. Exchange Act in order to effect such a listing. NYSE Arca is expected to submit its proposed rule change pursuant to SEC Rule 19b-4 shortly after the mailing of this Circular. The SEC will publish the proposed rule change in the Federal Register, the daily journal of the United States government. The public will then have an opportunity to review and comment on NYSE Arca’s proposed rule change for a period of 21 days from the date of publication in the Federal Register. The SEC will also review the proposed rule change and indicate within 45 days from publication in the Federal Register whether the rule change has been approved or disapproved or requires further consideration by extending the original 45-day period.

Other Regulatory Conditions or Approvals

In addition to the approval of the CFCL Arrangement Resolutions by CFCL Shareholders, the Interim Order and Final Order, the 19b-4 Approval and the Trust Unit Stock Exchange Approvals, it is a condition precedent to the implementation of the Arrangement that all necessary regulatory approvals be obtained, including Competition Act Approval as set out below.

Competition Act (Canada)

Part IX of the Competition Act requires that certain classes of transactions that exceed the thresholds set out at Sections 109 and 110 of the Competition Act be notified to the Commissioner by the parties to the transaction, unless an exemption applies.

The Arrangement is a notifiable transaction. Sprott has applied for an advance ruling certificate (an “ARC”) and/or a “no action” letter (as described below) in connection therewith on October 11, 2017.

Subject to certain limited exceptions, or where, as is the case here, the parties request that the Commissioner waive the requirement, the parties to a transaction covered under Part IX of the Competition Act cannot complete their transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the transaction submit the prescribed information, provided that, prior to the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 days after compliance with such a request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

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A transaction may be completed prior to the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act (a “No Action Letter”) (and, as necessary, that he agrees to waive the requirement to file a pre-merger notification pursuant to subsection 114(1) of the Competition Act). In such a case, the Commissioner will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed. Where the Commissioner is satisfied that there are not sufficient grounds on which to apply to the “Competition Tribunal”, which is a specialized tribunal empowered to deal with certain matters under the Competition Act, including mergers, for an order challenging the merger under section 92 of the Competition Act, he will issue an ARC. Upon the issuance of an ARC, provided the transaction is substantially completed within one year after the certificate is issued and no material facts have changed, the Commissioner may not challenge the transaction under section 92 of the Competition Act and the parties are legally entitled to complete their transaction.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where it has been notified to the Commissioner under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing that it appears to the Competition Tribunal may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where: (i) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger and, where the Commissioner has issued an ARC in respect of the merger: (i) the merger was completed within one year from when the ARC was issued; or (ii) the grounds upon which the Commissioner intends to apply to the Competition Tribunal under section 92 of the Competition Act are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may order that a merger not proceed or, if completed, order its dissolution or the disposition of some or all of the assets or shares acquired. In addition to, or in lieu of, such remedies, on consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal can issue an order under section 92 of the Competition Act where it finds that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a market, provided that the Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought about or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

Timing

If the Meeting is held as scheduled and is not adjourned and/or postponed and the CFCL Arrangement Resolutions are approved at the Meeting, CFCL and the New Administrator will apply for the Final Order approving the Arrangement on or about December 5, 2017. If the Final Order is obtained in a form and substance satisfactory to the Parties to the Arrangement Agreement (in each case, acting reasonably) and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party to the Arrangement Agreement, CFCL expects the Effective Date to occur early in the first quarter of 2018 following the receipt of all requisite regulatory and stock exchange approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur.

The Arrangement will become effective as of the Effective Time on the Effective Date, which is expected to be the date of the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

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The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory approvals on acceptable terms and conditions in a timely manner.

Subject to certain limitations, certain Parties to the Arrangement Agreement may terminate the Arrangement Agreement if the Arrangement is not consummated by January 2, 2018, which date can be extended upon the agreement in writing between the Parties, provided that if the Effective Date has not occurred by such date as a result of the failure to obtain all of the Key Regulatory/Stock Exchange Approvals, then the Arrangement Agreement may be extended for an additional three months in one month increments.

Procedure for Exchange of CFCL Shares

In order to receive the Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, on the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement, Registered CFCL Shareholders must deposit with the Depositary (at the address which will be specified on the last page of the Letter of Transmittal) the validly completed and duly signed Letter of Transmittal together with the certificates representing the Registered CFCL Shareholder’s CFCL Shares and such other documents and instruments as the Depositary reasonably requires. Additional copies of the Letter of Transmittal are also available by contacting a proxy solicitation agent by using the contact details listed on the back page of this Circular. Registered CFCL Shareholders who do not have their share certificates should refer to “Part I – The Arrangement – Lost Certificates”.

The exchange of CFCL Shares for Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, in respect of any Non-Registered CFCL Shareholder is expected to be made with the Non-Registered CFCL Shareholder’s nominee account through the procedures in place for such purposes between CDS & Co. or Cede & Co and such nominee. Non-Registered CFCL Shareholder should contact their nominee if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive the Class A Shareholder Consideration or the Common Shareholder Consideration, as applicable, in respect of their CFCL Shares.

The use of the mail to transmit certificates representing the CFCL Shares and the Letter of Transmittal will be at the risk of the Registered CFCL Shareholder. CFCL recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal, and (ii) certificates representing the CFCL Shares, must be guaranteed by an Eligible Institution.

From and after the Effective Time, each certificate that immediately prior to the Effective Time represented the Class A Shares or the Common Shares shall be deemed to represent only the right to receive the consideration in respect of such CFCL Shares required under the Plan of Arrangement. All dividends or other payments, if any, made with respect to any Trust Units for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary as agent for the Registered CFCL Shareholders to which such unissued certificate relates. The Depositary shall pay and deliver to any such Registered CFCL Shareholder, as soon as reasonably practicable after delivery of the applicable share certificate is made to the Depositary, such dividends or other payments to which such Registered CFCL Shareholder is entitled, without interest and net of applicable withholding and other taxes.

Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing the CFCL Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of the Trust, Sprott or CFCL. In such case and on such date, any and all consideration to which such former holder was entitled shall be deemed to have been surrendered to Sprott.

Return of CFCL Shares

If the Arrangement is not completed, any deposited CFCL Shares will be returned to the depositing CFCL Shareholder at CFCL’s expense upon written notice to the Depositary from CFCL, by returning the deposited CFCL Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the CFCL Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by CFCL’s transfer agent.

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Mail Service Interruption

Notwithstanding the provisions of this Circular, the Letter of Transmittal or Plan of Arrangement, certificates representing the Trust Units, and certificates representing the CFCL Shares to be returned if applicable, will not be mailed if CFCL or the Trust, as applicable, determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing the CFCL Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary, until such time as CFCL or the Trust, as applicable, has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the CFCL Shares were deposited.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Class A Shares or Common Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause the issuance of, in exchange for such lost, stolen or destroyed certificate, the Trust Units or cheque for cash consideration, as applicable, to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom such Trust Units or cheque for cash consideration, as applicable, are to be delivered shall as a condition precedent to the delivery of such consideration, give a surety bond satisfactory to the Trust, Sprott and the Depositary (acting reasonably) in such sum as the Trust or Sprott may direct, and indemnify the Trust, the Depositary, Sprott and CFCL (as applicable) in a manner satisfactory to the Trust, Depositary, Sprott or CFCL (as applicable) acting reasonably, against any claim that may be made against the Trust, Depositary, Sprott and CFCL (as applicable) with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

Sprott, the Trust, CFCL or the Depositary or any of their respective affiliates shall be entitled to deduct and withhold from any consideration payable to any person under the Plan of Arrangement, such amounts as Sprott, the Trust, CFCL or the Depositary or any of their respective affiliates determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Each of Sprott, the Trust, CFCL and the Depositary or any of their respective affiliates shall be authorized to sell or otherwise dispose of such portion of the Trust Units payable under the Arrangement as is necessary to provide sufficient funds to Sprott, the Trust, CFCL and the Depositary or any of their respective affiliates, as the case may be, to enable it to implement such deduction or withholding.

Right to Dissent

Section 191 of the ABCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. Pursuant to the Interim Order: (i) Registered Class A Shareholders have Dissent Rights in respect of the Class A Shareholder Arrangement Resolution and the right to be paid fair value for their Class A Shares by the Trust in respect of which such right to dissent was validly exercised and (ii) Registered Common Shareholders have Dissent Rights in respect of the Common Shareholder Arrangement Resolution and the right to be paid the fair value of their Common Shares by Sprott in respect of which such right to dissent was validly exercised, in each case, pursuant to Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order. The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the Effective Date and shall be paid to the Dissenting Shareholders by the Trust or Sprott, as applicable, as contemplated by the Plan of Arrangement and the Interim Order. CFCL Shareholders are cautioned that fair value could be determined to be less than the value of the Trust Units or the cash consideration, as applicable, payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such CFCL Shareholder exchanged his or her CFCL Shares for Trust Units or the cash consideration, as applicable, pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s CFCL Shares.

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The following is only a summary of the Dissent Rights and provisions of the ABCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 191 of the ABCA is attached as Appendix H to this Circular. It is recommended that any Registered CFCL Shareholder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the ABCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Section 191(4) of the ABCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Class A Shareholder may exercise the Dissent Rights in respect of the Class A Shares that are registered in that Registered Class A Shareholder’s name and only a Registered Common Shareholder may exercise the Dissent Rights in respect of the Common Shares that are registered in that Registered Common Shareholder’s name. In many cases, CFCL Shares beneficially owned by a Non-Registered CFCL Shareholder are registered either: (a) in the name of an Intermediary that the Non-Registered CFCL Shareholder deals with in respect of the CFCL Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered CFCL Shareholder will not be entitled to exercise its Dissent Rights directly (unless the CFCL Shares are re-registered in the Non-Registered CFCL Shareholder’s name). A Non-Registered CFCL Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered CFCL Shareholder deals in respect of its CFCL Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered CFCL Shareholder’s behalf (which, if the CFCL Shares are registered in the name of CDS or other clearing agency, may require that such CFCL Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such CFCL Shares in the name of the Non-Registered CFCL Shareholder, in which case the Non-Registered CFCL Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to Section 191(4) of the ABCA: (i) a Dissenting Class A Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Class A Shareholder’s Class A Shares but may dissent only with respect to all Class A Shares held by such Dissenting Class A Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Class A Shareholder’s name; and (ii) a Dissenting Common Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Common Shareholder’s Common Shares but may dissent only with respect to all Common Shares held by such Dissenting Common Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Common Shareholder’s name.

In order for a Dissenting Shareholder to exercise its Dissent Right, the Dissenting Shareholder’s written objection to the Arrangement Resolutions must be received by CFCL, care of its solicitors, Parlee McLaws llp, 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, AB, T2P 4K9, Attention: Nancy M. Penner, not later than 5:00 p.m. (Calgary time) on November 28, 2017 (or the second last day excluding Saturdays, Sundays and any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York prior to the date of the Meeting if the Meeting is not held on November 30, 2017). Failure to strictly comply with the Dissent Procedures will result in loss of the Dissent Right.

A vote against the Class A Shareholder Arrangement Resolution or the Common Shareholder Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to such CFCL Arrangement Resolutions.

A Dissenting Shareholder may not vote his, her or its Class A Shares or Common Shares, as applicable, at the Meeting, either by proxy or in person, in favour of the CFCL Arrangement Resolutions.

Notwithstanding subsection 191(6) of the ABCA, an application may be made to the Court after the adoption of the CFCL Arrangement Resolutions by the Trust or by a CFCL Shareholder if the CFCL Shareholder has sent an objection to CFCL, via the process described above, to fix the fair value of the Class A Shares or Common Shares, as applicable, of a CFCL Shareholder who exercises Dissent Rights. If such an application is made, notwithstanding subsections 191(7) and (8) of the ABCA, the Trust shall, unless the Court otherwise orders, send to each Dissenting Shareholder of the applicable class a written offer to pay the Dissenting Shareholder an amount considered by the directors of the Manager of the Trust to be the fair value of the Class A Shares or Common Shares, as applicable, and such offer shall be sent to each Dissenting Shareholder of the applicable class at least 10 days before the date on which the application is returnable, if the Trust is the applicant, or within 10 days after the Trust is served with a copy of the application, if a Dissenting Shareholder is the applicant. A Dissenting Shareholder may make an agreement with the Trust for the purchase of the Dissenting Shareholder’s Class A Shares or Common Shares, as applicable, by the Trust in the amount of the Trust offer above or otherwise, at any time before the Court pronounces an order fixing the fair value of the Class A Shares or Common Shares, as applicable.

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Dissenting Shareholders who validly exercise their Dissent Rights in compliance with Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, and who: (i) are determined to be entitled to be paid the fair value of their Class A Shares or Common Shares, as applicable, shall be deemed to have transferred such Class A Shares or Common Shares, as applicable, as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances to the Trust or Sprott, as applicable; and (ii) are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Class A Shares or Common Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting CFCL Shareholder and such Common Shares or Class A Shares, as applicable, will be deemed to be exchanged for the consideration under the Arrangement, as applicable, but in no event shall CFCL, the Trust or any other person be required to recognize such CFCL Shareholders as holders of Class A Shares of Common Shares, as applicable, after the Effective Time, and the names of such CFCL Shareholders shall be removed from the registers of Class A Shares and Common Shares, as applicable.

On the Arrangement becoming effective, or upon the making of an agreement between the Trust and the Dissenting Shareholder as to the payment to be made by the Trust to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Class A Shareholder and/or Common Shareholder, as applicable, other than the right to be paid the fair value of such holder’s Class A Shares and/or Common Shares in the amount agreed to between the Trust or Sprott and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder’s dissent, or if the Arrangement has not yet become effective, the Parties to the Arrangement Agreement may rescind the CFCL Arrangement Resolutions, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The Trust shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that the Trust is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Trust would thereby be less than the aggregate of its liabilities. In such event, the Trust shall notify each Dissenting Shareholder that it is unable lawfully to pay a Dissenting Shareholder for their Class A Shares and/or Common Shares, as applicable, in which case the Dissenting Shareholder may, by written notice to the Trust within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the holder shall be deemed to have participated in the Arrangement as a non-dissenting CFCL Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against the Trust to be paid as soon as the Trust is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Trust but in priority to Trust Unitholders.

CFCL Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors.

It is a condition precedent to the obligations of Sprott and the Trust to complete the Arrangement under the Arrangement Agreement that Dissent Rights shall not have been exercised with respect to more than 7.5% of the Class A Shares in connection with the Class A Shareholder Arrangement Resolution.

The foregoing description of the right of dissent is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder in respect of the CFCL Arrangement Resolutions who seeks payment of the fair value of such Dissenting Shareholder’s CFCL Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA which is attached to this Circular as Appendix H. A Dissenting Shareholder who intends to exercise the right of dissent in respect of the applicable CFCL Arrangement Resolutions should carefully consider and comply with the provisions of that section. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Interests of Certain Persons or Companies in the Arrangement

The directors and officers of CFCL have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the CFCL Shareholders. These interests include those described under “Part I – The Arrangement – Additional Disclosure Regarding the Arrangement”, “Part I – The Arrangement – Securities Law Matters – Securities Law Requirements for Business Combinations – Discussion and Analysis of Multilateral Instrument 61-101, “Part IV – Information Concerning CFCL – Share Ownership of Directors and Officers of CFCL”, “Part IV – Information Concerning CFCL – Administrative Contracts” and “Part IV – Information Concerning CFCL – Interests of Certain Persons in Material Transactions”.

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Insurance Coverage for Directors and Officers of CFCL

CFCL shall purchase tail policies of directors and officers liability insurance providing protection comparable to the current protection provided by the policies maintained by CFCL as are in effect immediately prior to the Effective Time and providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of CFCL with respect to claims arising from facts or events which occurred prior to the Effective Time.

Pursuant to the Arrangement Agreement, neither the Trust nor Sprott shall take any steps to terminate such insurance policies or to reduce the scope of such policies.

Expenses of the Arrangement

The estimated costs to be incurred by CFCL with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately C$3.5 million. All costs and expenses incurred in connection with the Arrangement are to be paid by the party incurring such costs, other than the costs of services of any applicable proxy solicitation firms, which will be paid for by Sprott.

Sprott has agreed to pay to CFCL and CGAL an aggregate expense reimbursement fee of C$2.5 million if the Arrangement Agreement is terminated, other than as a result of a specified breach by CFCL, CGAL, the New Administrator or a CGAL Shareholder.

Securities Law Matters

Canada

The Trust Units to be issued under the Arrangement to CFCL Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian Securities Laws and, following completion of the Arrangement, the Trust Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

Canadian Securities Regulatory Regime for Investment Funds and Public Companies

Under applicable Canadian securities legislation, the Trust is considered an investment fund and is subject to the Canadian securities regulatory regime for investment funds (the “Investment Fund Regime”). Investment funds are not required to have a governing board and instead must have a manager and an independent review committee, which are subject to prescribed criteria and disclosure obligations under applicable Canadian Securities Laws. Under such Canadian Securities Laws, a manager, in exercising its powers and discharging its duties related to the management of the investment fund, must (a) act honestly and in good faith, and in the best interests of the investment fund, and (b) exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, an investment fund’s independent review committee (“IRC”) must consist of at least three members and all members of the IRC must be independent, meaning that, among other things, such member has no material relationship with the manager, the investment fund, or an entity related to the manager. An investment fund’s IRC is required to review certain matters, including any situation where a reasonable person would consider a manager, or an entity related to the manager, to have an interest that may conflict with the manager’s ability to act in good faith and in the best interests of the investment fund. See “Part II – Information Concerning the Trust – Trust Governance – IRC”.

If the Arrangement is successful, the Class A Shareholders will receive Trust Units and therefore will hold securities of an issuer, the Trust, that complies with the Investment Fund Regime, as opposed to the Canadian securities regulatory regime for issuers that are not investment funds (the “Public Company Regime”). For a summary comparison of the differences between the Investment Fund Regime and the Public Company Regime, see “Schedule A – Comparison of Canadian Securities Regulatory Regime for Investment Funds and Public Companies”.

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Securities Law Requirements for Business Combinations – Discussion and Analysis of Multilateral Instrument 61-101

CFCL is a reporting issuer (or its equivalent) in each of the provinces and territories of Canada and is accordingly subject to applicable securities laws of such jurisdictions. In addition, the securities regulatory authorities in the Provinces of Ontario, Quebec, Alberta, Manitoba and New Brunswick have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

MI 61-101 establishes a securities regulatory framework that is designed to ensure that all security holders be treated in a manner that is fair and that is perceived to be fair. The MI 61-101 protections of minority security holders operate when certain parties that may have superior access to information or advantages by virtue of voting power, board representation or another source of significant influence, are involved in a material conflict of interest transaction.

The Arrangement is a “business combination” for purposes of MI 61-101 as (1) it is an arrangement as a consequence of which the interest of Class A Shareholders and Common Shareholders may be terminated without such holder’s consent, and (2) the Arrangement does not constitute a transaction that is specifically excluded from the definition of “business combination” in MI 61-101, as there are related parties (which includes directors and senior officers) who are parties to a connected transaction and who would, as a result of the Arrangement, receive on closing either a “collateral benefit” or consideration for a class of their securities (being Common Shares) which may be considered to be greater than the entitlement of the holders of Class A Shares. As a result, MI 61-101 applies to the Arrangement and suggests, or requires, various safeguards in an effort to ensure all security holders will be treated in a manner that is fair and removes the potential for abuse in relation to the Arrangement.

The manner in which MI 61-101 provides protection for minority security holders is through requiring some or all of formal valuations, enhanced disclosure and approval by a majority of the minority security holders.

Formal Valuation:

MI 61-101 provides that in certain circumstances, unless exempted, an issuer proposing to carry out a business combination is required to obtain a formal valuation and to provide security holders with a summary of such valuation. After careful consideration of the two instances where a formal valuation is required under section 4.3(1) of MI 61-101, CFCL has determined that it is not subject to the requirement to obtain a formal valuation in connection with the Arrangement. First, no “interested party” is, as a result of the Arrangement, directly or indirectly acquiring CFCL or its business, or combining with CFCL. This is so because the acquiring parties under the Arrangement do not meet the definition of “interested party” as they were not a “related party” of CFCL at the time the Arrangement was agreed to, as being a “related party” requires, among other things, that they either hold a position of control or direct 10% of the voting rights attached to CFCL Shares at that time, neither of which was the case. The second instance where a formal valuation is required for business combinations is when an “interested party” is a party to any connected transaction to the business combination, if the connected transaction is a related party transaction for which the issuer is required to obtain a formal valuation. The sale of New Administrator to Sprott is not a related party transaction, as CFCL is not directly or indirectly engaging in any of the transactions enumerated in the definition of “related party transaction”.

Given the determination that the Arrangement does not trigger the formal valuation requirements, no formal valuation has been obtained.

Enhanced Disclosure:

Enhanced disclosure requirements constitute one of the fundamental minority security holder protections prescribed by MI 61-101. These requirements are intended to address the asymmetry of the information that may exist between minority security holders and others, such as directors and officers or other insiders of an issuer, when minority security holders are asked to consider and approve, or tender into, a material conflict of interest transaction. The purpose of the enhanced disclosure is to provide minority security holders the factual and neutral disclosure necessary to make an informed decision.

See “Part I – The Arrangement – Fairness Opinion”, “Part I – The Arrangement – Recommendations of the CFCL Special Offer Committee and the CFCL Board of Directors”, “Part I – The Arrangement – Reasons the CFCL Board is Recommending that CFCL Shareholders Vote in Favour of the Arrangement”, “Part I – The Arrangement – Additional Considerations of the CFCL Board”, and “Part I – The Arrangement – Risk Factors Related to the Arrangement”.

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Majority of Minority Approval:

MI 61-101 also requires that, in addition to any other necessary security holder approval, unless exempted, a business combination must be approved by at least a simple majority of the votes cast by the “minority” shareholders of each class of affected securities, voting separately as a class.

In the circumstances of the Arrangement, which would impact the Class A Shares and Common Shares, the “minority” shareholders of CFCL are both the “minority” Class A Shareholders and the “minority” Common Shareholders, each voting separately as a class. To determine the minority of each of the share classes, the voting rights attached to the CFCL Shares beneficially owned, or over which control or direction is exercised by, the following parties will be considered for exclusion: (a) CFCL; (b) any interested party to the Arrangement within the meaning of MI 61-101; (c) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein); and (d) any person that is a joint actor with a person referred to in the foregoing clauses (b) or (c) for the purposes of MI 61-101. Under MI 61-101, an interested party includes, but is not limited to: (i) a related party of CFCL if such related party would, as a consequence of the transaction, acquire the issuer or the business of the issuer; and (ii) a related party of CFCL if such person is entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit” (as such term is defined in MI 61-101).

The majority of the minority approvals are in addition to the requirement that the Arrangement Resolutions be approved by not less than 66⅔% of the votes cast by the Class A Shareholders and the Common Shareholders, each voting separately as a class.

Based on the foregoing and the specifics of the Arrangement, the first reason for exclusion of securities from the minority approval votes, is ownership of Common Shares. If the Arrangement is approved, ownership of Common Shares would entitle the holder to consideration for their securities that is arguably greater than the consideration provided to another class of securities, being the Class A Shares.

The next basis for exclusion of securities from the minority approval votes is the potential collateral benefit of the discontinuance of litigation. Specifically, if the Arrangement is approved, certain CFCL Shareholders will receive the collateral benefit of the proposed derivative claims against them, in Court of Queen’s Bench action number 1501-07012, being discontinued.

A final basis for exclusion of securities from the minority approval votes on the Arrangement is the collateral benefit of fees. Specifically, the payment of legal fees to a law firm of which a director of CFCL is a partner, arising from services provided by them in relation to various matters arising from and attendant to the Arrangement, is a collateral benefit and grounds for exclusion of the CFCL Shares held by the director from the minority votes.

In addition, J.C. Stefan Spicer has an understanding (1) with Sprott that, following completion of the Arrangement, Sprott will sell the name “Central Fund of Canada” and associated trademarks to Mr. Spicer for $1, and (2) the condominium in Calgary, Alberta owned by CFCL will be sold to CGAL prior to the Effective Time at fair market value (as determined by an arm’s length real estate appraiser).

The following table demonstrates the CFCL Shareholders who have securities which are excluded from voting on the minority approval and the basis, or bases, for the exclusion:

Subject Party	Ownership of Common Shares	Discharge of Derivative Claims	Payment of Legal Fees to a Firm of which Related Party is a Partner	Directed or Controlled by an excluded subject party
Glenn C. Fox		X
Jason A. Schwandt	X	X
Bruce D. Heagle Silver Eagle Holdings Limited	X	X		X (Bruce D. Heagle)
Michael A. Parente	X	X
Dale R. Spackman	X	X	X
Catherine Spackman				X (Dale Spackman)
Teresa Poper				X (CFCL)

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Subject Party	Ownership of Common Shares	Discharge of Derivative Claims	Payment of Legal Fees to a Firm of which Related Party is a Partner	Directed or Controlled by an excluded subject party

J.C. Stefan Spicer	X	X
J.L. Michele Spicer	X			X (J.C. Stefan Spicer and/or Philip Spicer)
John S. Elder	X
Philip M. Spicer	X
Joanne Spicer				X (J.C. Stefan Spicer and/or Philip Spicer)
Accrete Corporation Limited	X			X (J.L. Michele Spicer)
FutureFunds Inc.	X			X (J.C. Stefan Spicer)

As a result of the foregoing, and after reasonable inquiry, there will be 108,499 Class A shares and 24,938 Common Shares excluded when a vote is taken to determine whether minority approval for the Arrangement is obtained.  The CFCL shareholders, and their individual holdings, that will be excluded from the minority votes are as follows:

Subject Party	Common Shares Excluded	Class A Shares Excluded
Glenn C. Fox	-	2,000
Jason A. Schwandt	450	1,550
Bruce D. Heagle	-	-
Michael A. Parente	1,700	1,000
Dale R. Spackman	100	2,000
Catherine Spackman	-	1,000
Teresa Poper	900	5,700
J.C. Stefan Spicer	4,200	40,000
J.L. Michele Spicer	2,000	18,824
John S. Elder	100	-
Philip M. Spicer	7,588	9,800
Joanne Spicer	2,000	7,200
Silver Eagle Holdings Limited	1,900	7,200
Accrete Corporation Limited	2,000	12,225
FutureFunds Inc.	2,000	-
TOTAL	24,938	108,499

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 193 of the ABCA, which provides that, an application may be made to the Court by a security holder of a corporation for an order approving an arrangement in respect of the corporation. Pursuant to this section of the ABCA, such an application will be made by CFCL for approval of the Arrangement. See “Part I – The Arrangement – Court Approvals – Final Order” above.

United States

Issuance and Resale of the Trust Units under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Class A Shareholders and holders of the Trust Units in the United States. All Class A Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Trust Units issued to them under the Arrangement complies with applicable securities legislation.

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The Trust Units issuable to Class A Shareholders in exchange for their Class A Shares and the Sprott Shares being issued to CGAL pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and, in the case of the Trust Units, will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts from the general requirement of registration the issuance of any securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the Trust and Sprott intend to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Trust Units to be issued pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement, the Trust Units issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act. The Court granted the Interim Order on October 26, 2017 and, subject to the approval of the Arrangement by the CFCL Shareholders and satisfaction of certain other conditions, a hearing in respect of the Final Order will be held on or about December 5, 2017 by the Court. See “Part I – The Arrangement – Court Approvals”.

The Trust Units issuable to the CFCL Shareholders pursuant to the Arrangement will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” of the Trust. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer.

Any resale of Trust Units by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, affiliates may immediately resell the Trust Units outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such affiliates may also resell such Trust Units pursuant to Rule 144 under the U.S. Securities Act.

Affiliates – Rule 144

In general, under Rule 144, persons who are affiliates of the Trust after the Effective Date will be entitled to sell, during any three-month period, the Trust Units that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then-outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as NYSE Arca, as is the expected case of the Trust Units) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about the Trust. Persons who are affiliates of the Trust after the Effective Date (or were affiliates of CFCL or the Trust within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of the Trust.

Affiliates – Regulation S

In general, under Regulation S, persons who are affiliates of the Trust following the Effective Date solely by virtue of their status as an officer or director of the Manager or SAM GP may sell their the Trust Units or Sprott Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, subject to certain exceptions contained in Regulation S, an “offshore transaction” is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to “U.S. persons” (as such term is defined in Regulation S) by a holder of the Trust Units who is an affiliate of the Trust upon completion of the Arrangement other than by virtue of his or her status as an officer or director of the Manager or SAM GP.

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Registration and Reporting under the U.S. Exchange Act and Listing of Trust Units on NYSE Arca

The Class A Shares are registered under Section 12(b) of the U.S. Exchange Act. At the time of issuance of the Trust Units to shareholders of CFCL, the Trust Units will not be registered under the U.S. Exchange Act. However, Rule 12g-3(a) under the U.S. Exchange Act provides that in connection with an exchange of securities where securities of an issuer that are not registered under the U.S. Exchange Act are issued to the holders of a class of securities of another issuer that is registered pursuant to either section 12 (b) or (g) of the U.S. Exchange Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the U.S. Exchange Act. As a result, the Trust Units will “succeed” to the Section 12(b) U.S. Exchange Act registration of the Class A Shares. As a “foreign private issuer” under the U.S. Exchange Act, the Trust will, upon consummation of the Arrangement, be required to furnish to the SEC, a current report on Form 6-K describing the results of the transaction and the fact that the Trust Units are registered under Section 12(b) of the U.S. Exchange Act. The Trust would continue to furnish current reports on Form 6-K in accordance with Rules 13a-1 and/or 13a-3 under the U.S. Exchange Act. After the end of the fiscal year in which the Arrangement closes, the Trust will file annual reports with the SEC on Form 40-F.

The Trust will apply to list the Trust Units issuable pursuant to the Arrangement on NYSE Arca, as well as the TSX. Listing on NYSE Arca will be subject to the Trust fulfilling all of the listing conditions of NYSE Arca. However, no assurance can be made that listing of the Trust Units on NYSE Arca will occur in a timely manner. Since the Trust is a commodity-based trust holding gold and silver bullion, the NYSE will be required to file with the SEC a notice of proposed rule change pursuant to Rule 19b-4 under the U.S. Exchange Act in order to effect such a listing. NYSE Arca is expected to submit its proposed rule change pursuant to SEC Rule 19b-4 shortly after the mailing of this Circular. The SEC will publish the proposed rule change in the Federal Register, the daily journal of the United States government. The public will then have an opportunity to review and comment on NYSE Arca’s proposed rule change for a period of 21 days from the date of publication in the Federal Register. The SEC will also review the proposed rule change and indicate within 45 days from publication in the Federal Register whether the rule change has been approved or disapproved or requires further consideration by extending the original 45-day period.

The Sprott Shares are listed on the TSX, but are not listed on any stock exchange in the United States, and Sprott is not required to file reports with the SEC

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of the Trust Units received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Although there have been a number of judicial decisions considering this section of the ABCA and applications to various arrangements, there have not been, to the knowledge of CFCL, any recent significant decisions which would apply in this instance. CFCL Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Legal Matters

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Parlee McLaws LLP and Dentons Canada LLP on behalf of CFCL and by Gowlings on behalf of the CFCL Special Offer Committee, by Stikeman Elliott LLP on behalf of Sprott and the Trust and by Osler, Hoskin & Harcourt LLP on behalf of CGAL, the CGAL Shareholders and the New Administrator. Certain United States legal matters relating to the Arrangement are to be passed on by Dorsey & Whitney LLP on behalf of CFCL and Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Sprott and the Trust. As at October 26, 2017, we are advised that the partners and associates of each of Parlee McLaws LLP, Dentons Canada LLP and Gowlings beneficially owned, directly or indirectly, less than 1% of the outstanding Class A Shares, less than 1% of the outstanding Common Shares, and nil Trust Units.

Experts

The Statements of Financial Position of CFCL as at October 31, 2016 and 2015 and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2016 are incorporated in the Circular in reliance on the report dated December 5, 2016 of Ernst & Young LLP, Ernst & Young LLP has advised that it is independent with respect to CFCL within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario and the rules of the SEC and the Public Accounting Board (U.S.).

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Certain Canadian Federal Income Tax Considerations

In the opinion of Dentons Canada LLP, counsel to CFCL, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable in respect of the Arrangement to a CFCL Shareholder who deals at arm’s length with CFCL and the Trust, is not affiliated with CFCL or the Trust, and holds CFCL Shares and will hold Trust Units received in exchange therefor as capital property. CFCL Shares and Trust Units generally will be considered capital property to a CFCL Shareholder unless the CFCL Shareholder holds such securities in the course of carrying on a business, or the CFCL Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary assumes that CFCL qualifies as a “mutual fund corporation” and the Trust qualifies as a “mutual fund trust” each as defined in the Tax Act, on the date hereof, and will continue to so qualify throughout the period during which CFCL Shareholders hold any CFCL Shares or Trust Units, and that the Arrangement will include a “qualifying exchange” under the Tax Act (which requires, among other things, that CFCL and the Trust jointly elect in the manner and time prescribed under section 132.2 of the Tax Act in respect of the transactions contemplated by the Arrangement (the “Joint Election”)).

This summary is not applicable to a CFCL Shareholder that is a “financial institution”, that is a “specified financial institution”, that has elected to determine its “Canadian tax results” in a currency other than Canadian currency, or to a CFCL Shareholder an interest in which is a “tax shelter investment” (as all such terms are defined in the Tax Act). Moreover, this summary does not apply to a CFCL Shareholder who has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (as such terms are defined in the Tax Act) with respect to the CFCL Shares or Trust Units. All such CFCL Shareholders should consult with their own tax advisors with respect to the tax consequences of the Arrangement.

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act or the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

The Canadian federal income tax consequences discussed herein are for general information only. CFCL Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the Arrangement in their particular circumstances.

Transfer of CFCL’s Assets and Liabilities to the Trust Pursuant to the Arrangement

The properties transferred by CFCL to the Trust pursuant to the Arrangement will be deemed to be transferred to the Trust for proceeds of disposition that will be generally equal to the “cost amount” of such properties for the purposes of the Tax Act (assuming that CFCL and the Trust do not designate an amount other than the cost amount of each such property in connection with the Joint Election). In such circumstances, there should be no taxable income to CFCL arising from the transfer of such properties to the Trust.

Residents of Canada

This portion of the summary applies to a CFCL Shareholder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Shareholder”). A Resident Shareholder whose CFCL Shares or Trust Units might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the CFCL Shares, Trust Units and every other “Canadian security” (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year of the election and all subsequent taxation years. Any person contemplating making such an election should consult their own tax advisor for advice as to whether the election is available or advisable in their own particular circumstances.

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Disposition of Class A Shares by Resident Shareholders for Trust Units pursuant to the Arrangement

Where a Resident Shareholder disposes of Class A Shares to CFCL in exchange for Trust Units pursuant to the Arrangement, the Resident Shareholder’s proceeds of disposition for the Class A Shares disposed of, and the cost to the Resident Shareholder of the Trust Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Resident Shareholder of the Class A Shares immediately prior to their disposition. As a result, Resident Shareholders will not realize a capital gain (or capital loss) in respect of the disposition of their Class A Shares as a result of the Arrangement. For the purpose of determining the adjusted cost base of the Trust Units acquired by a Resident Shareholder on such exchange, the cost of such Trust Units will be averaged with the adjusted cost base of all other Trust Units held as capital property by such Resident Shareholder immediately before the time of the exchange.

CFCL will not realize a gain or loss on the distribution of the Trust Units to the Resident Shareholders on the repurchase of Class A Shares.

Holding and Disposing of Trust Units Received for CFCL Shares for Common Share Consideration pursuant to the Arrangement

A summary of certain Canadian federal income tax considerations with respect to holding and disposing of Trust Units received by a Resident Shareholder pursuant to the Arrangement is provided in this Circular under “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

Disposition of Common Shares by Common Shareholders for Common Share Consideration Pursuant to the Arrangement

A Resident Shareholder who disposes of Common Shares to Sprott in exchange for the Common Shareholder Consideration pursuant to the Arrangement will generally realize a capital gain (or loss) to the extent that the aggregate amount of the Common Shareholder Consideration received by the Resident Shareholder exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition.

Dissenting CFCL Shareholders

A Resident Shareholder of CFCL Shares who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Shareholder”) will be considered to receive proceeds of disposition in the amount of the cash payment received (excluding interest) from the Trust or Sprott in consideration for the holder’s CFCL Shares. A Dissenting Resident Shareholder will generally realize a capital gain (or loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the CFCL Shares to the Dissenting Resident Shareholder and any reasonable costs of disposition. Any interest awarded by a court to a Dissenting Resident Shareholder will be included in such Dissenting Resident Shareholder’s income for the purposes of the Tax Act.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year will be included in the Resident Shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year generally must be deducted against taxable capital gains realized by such Resident Shareholder in that taxation year. Any excess of allowable capital losses over taxable capital gains realized in a particular taxation year may be carried back to any of the preceding three taxation years or carried forward indefinitely and deducted against net taxable capital gains realized by the Resident Shareholder in any such other years to the extent and under the circumstances described in the Tax Act.

If a Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a CFCL Share may be reduced by the amount of dividends received or deemed to be received by the corporation on such CFCL Share, to the extent and in the circumstances specified in the Tax Act. Analogous rules apply where the CFCL Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital gains realized by individuals may give rise to alternative minimum tax. A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax of 10⅔% on its “aggregate investment income” which is defined in the Tax Act to include taxable capital gains.

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Non-Residents of Canada

This portion of the summary applies to a CFCL Shareholder who, for purposes of the Tax Act and at all relevant times, is not and is not deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, its CFCL Shares or Trust Units acquired pursuant to the Arrangement in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). This summary does not apply to a Non-Resident Shareholder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Class A Shares by Non-Resident Shareholders for Trust Units pursuant to the Arrangement

Where a Non-Resident Shareholder disposes of Class A Shares to CFCL in exchange for Trust Units on the repurchase of Class A Shares pursuant to the Arrangement, the Non-Resident Shareholder’s proceeds of disposition for the Class A Shares disposed of, and the cost to the Non-Resident Shareholder of the Trust Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Non-Resident Shareholder of the Class A Shares immediately prior to their disposition. Therefore, Non-Resident Shareholders will not realize a capital gain (or capital loss) in respect of the disposition of their Class A Shares as a result of the Arrangement. For the purpose of determining the adjusted cost base of the Trust Units acquired by a Non-Resident Shareholder on such exchange, the cost of such Trust Units will be averaged with the adjusted cost base of all other Trust Units held as capital property by such Non-Resident Shareholder immediately before the time of the exchange.

CFCL will not realize a gain or a loss and will not be required to withhold any amounts in respect of the transfer of Trust Units to a Non-Resident Shareholder by CFCL in exchange for Class A Shares pursuant to the Arrangement.

Holding and Disposing of Trust Units Received for CFCL Shares

A summary of certain Canadian federal income tax considerations with respect to holding and disposing of Trust Units received by a Non-Resident Shareholder pursuant to the Arrangement is provided in this Circular under “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

Disposition of Common Shares by Non-Resident Shareholders for Common Shareholder Consideration pursuant to the Arrangement

Generally, a Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares to Sprott in exchange for the Common Shareholder Consideration unless such Common Shares constitute, or are deemed to constitute “taxable Canadian property” to the Non-Resident Shareholder for the purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Non-Resident Shareholder for the purposes of the Tax Act.

Generally, Common Shares will not constitute “taxable Canadian property” of a Non-Resident Shareholder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Common Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act. Non-Resident Shareholders should consult their own tax advisors with respect to whether their Common Shares constitute “taxable Canadian property”.

Even if Common Shares do constitute taxable Canadian property to a Non-Resident Shareholder, the Non-Resident Shareholder will not be subject to tax under Tax Act in respect of a capital gain realized on the disposition of the CFCL Shares, if at the time of disposition, the Common Shares constitute “treaty-protected property” of the Non-Resident Shareholder for the purposes of the Tax Act. Common Shares will generally be considered “treaty-protected property” of a Non-Resident Shareholder for the purposes of the Tax Act at the time of disposition if the gain from their disposition would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act.

A Non-Resident Shareholder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute “taxable Canadian property” to the Non-Resident Shareholder (and are not “treaty-protected property” of the Non-Resident Shareholder) at the time of disposition will generally be computed in the manner described above under “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations-Residents of Canada – Taxation of Capital Gains and Losses”. Non-Resident Shareholders whose Common Shares are taxable Canadian property should consult their own tax advisors in this regard.

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Dissenting CFCL Shareholders

A Non-Resident Shareholder who, as a result of the exercise of Dissent Rights in respect of the Arrangement, is entitled to be paid the fair value of its CFCL Shares by the Trust or Sprott (a “Dissenting Non-Resident Shareholder”) will not be subject to tax under the Tax Act on any capital gain realized on the disposition of its CFCL Shares unless such shares constitute, or are deemed to constitute “taxable Canadian property” to the Dissenting Non-Resident Shareholder for the purposes of the Tax Act and are not “treaty-protected property” of the Dissenting Non-Resident Shareholder for the purposes of the Tax Act. Any interest awarded by a court and paid or credited to the Dissenting Non-Resident Shareholder should not be subject to Canadian withholding tax under the Tax Act.

A Dissenting Non-Resident Shareholder’s capital gain (or capital loss) in respect of CFCL Shares that constitute or are deemed to constitute “taxable Canadian property” to the Dissenting Non-Resident Shareholder (and are not “treaty-protected property” of the Dissenting Non-Resident Shareholder) at the time of disposition will generally be computed in the manner described above under “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Losses”. Dissenting Non-Resident Shareholders whose CFCL Shares are taxable Canadian property should consult their own tax advisors in this regard.

Generally, the Class A Shares will not constitute “taxable Canadian property” of a Non-Resident Shareholder at the time of disposition provided that such shares are listed at that time on “designated stock exchange” (which currently includes the TSX and NYSE American unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder does not deal at arm’s length, holds a membership interest directly, or indirectly, through one or more partnerships or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of CFCL, and (ii) more than 50% of the fair market value of the Class A Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Generally, the Common Shares will not constitute “taxable Canadian property” of a Non-Resident Shareholder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

CFCL Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act. Non-Resident Shareholder should consult their own tax advisors with respect to whether their shares constitute “taxable Canadian property”.

Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares

The following is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) that exchange Class A Shares for Trust Units pursuant to the Arrangement (the “Exchange”), and to the ownership and disposition of the Trust Units received pursuant to the Arrangement. This summary addresses only U.S. Holders that hold Class A Shares as “capital assets” (generally, assets held for investment purposes). This summary does not discuss tax considerations applicable to holders of Common Shares.

The following summary does not purport to address all U.S. federal income tax considerations that may be relevant to a U.S. Holder as a result of the exchange of Class A Shares for Trust Units pursuant to the Arrangement or as a result of the ownership or disposition of Trust Units received pursuant to the Arrangement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 5% or more of CFCL’s shares or the Trust’s Trust Units, controlled foreign corporations, persons that hold Class A Shares or Trust Units as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, U.S. Holders that acquired their Class A Shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan, and U.S. Holders whose functional currency is not the U.S. dollar).

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This summary is based on the final, temporary and proposed U.S. Treasury regulations promulgated under the Code, administrative pronouncements and rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax). U.S. Holders are urged to consult their own tax advisors regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of the Trust Units received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Class A Shares (or, following the completion of the Arrangement, a beneficial owner of Trust Units) that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity classified as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Class A Shares or Trust Units, and their partners and other owners, are urged to consult their own tax advisors regarding the tax consequences of the Arrangement and the ownership and disposition of Trust Units received pursuant to the Arrangement.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. No opinion or representation with respect to the U.S. federal income tax consequences to any U.S. Holder is made. U.S. Holders are urged to consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Class A Shares for Trust Units Pursuant to the Arrangement

The Reorganization Transactions, including the Exchange, should constitute a single integrated transaction which qualifies as a tax-deferred Reorganization. Assuming the Exchange is treated as part of a Reorganization, subject to the PFIC rules discussed below, a U.S. Holder that exchanged Class A Shares for Trust Units pursuant to the Arrangement would not recognize gain or loss on such exchange. A U.S. Holder’s initial aggregate tax basis in the Trust Units received would be equal to the U.S. Holder’s aggregate adjusted tax basis in the Class A Shares exchanged, and a U.S. Holder’s holding period in the Trust Units received would include the U.S. Holder’s holding period in the Class A Shares exchanged.

None of CFCL, Sprott or the Trust has sought or obtained either an opinion from legal counsel or a ruling from the IRS regarding any of the tax consequences of the Reorganization Transactions. There can be no assurance that the IRS will not challenge the treatment of the Reorganization Transactions as a Reorganization or that a U.S. court would uphold the status of the Reorganization Transactions as a Reorganization in the event of an IRS challenge. The tax consequences of the Reorganization Transactions qualifying as a Reorganization or as taxable transactions are discussed herein.

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If, however, the Reorganization Transactions do not qualify as a single integrated transaction which qualifies as a Reorganization, subject to the PFIC rules discussed below, a U.S. Holder that, pursuant to the Arrangement, exchanged Class A Shares for Trust Units generally would recognize gain or loss on the Exchange equal to the difference, if any, between: (i) the fair market value of the Trust Units (determined as of the Effective Date) received in exchange for Class A Shares pursuant to the Arrangement; and (ii) the U.S. Holder’s adjusted tax basis in the Class A Shares exchanged therefor. In such event, a U.S. Holder’s initial tax basis in its Trust Units received would be equal to the fair market value of the Trust Units (determined as of the Effective Date), and the U.S Holder’s holding period in the Trust Units received would begin on the day after the Effective Date.

As discussed below in “PFIC Rules and PFIC Status of CFCL”, CFCL believes that it has been a PFIC in prior taxable years and that it will be a PFIC for the current taxable year. Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of law. As a result, pursuant to proposed U.S. Treasury regulations promulgated under Section 1291(f) (the “Proposed Regulations”), and subject to the discussion in the next paragraph, U.S. Holders may be required to recognize gain, if any, on the exchange, even if the exchange pursuant to the Arrangement otherwise qualifies as a Reorganization. If gain is required to be recognized as a result of Section 1291(f) of the Code and the Proposed Regulations, Class A Shareholders that are U.S. Holders that exchange their Class A Shares for Trust Units would generally recognize gain on such exchange equal to the difference, if any, between (i) the fair market value of the Trust Units (determined as of the Effective Date) received in exchange for Class A Shares pursuant to the Arrangement, and (ii) the U.S. Holder’s adjusted tax basis in the Class A Shares exchanged therefor. Any gain realized on the exchange would be subject to the excess distribution rules discussed below under “PFIC Rules and PFIC Status of CFCL”, unless a U.S. Holder has made a mark-to-market election, also discussed below under “PFIC Rules and PFIC Status of CFCL”. A U.S. Holder’s initial aggregate tax basis in the Trust Units received would be equal to the fair market value of the Trust Units (determined as of the Effective Date), and the U.S. Holder’s holding period in the Trust Units received would begin on the day after the Effective Date.

A U.S. Holder that has made a timely QEF Election, also discussed below under “PFIC Rules and PFIC Status of CFCL”, would not be subject to these gain recognition rules. A QEF Election is considered timely if such election is timely and effectively made by a U.S. Holder for the first taxable year in which it held Class A Shares. CFCL has provided U.S. Holders with a PFIC Annual Information Statement for certain prior taxable years and will provide U.S. Holders with a PFIC Annual Information Statement for its current taxable year if the Effective Date occurs on or after December 31, 2017 and for any stub period which ends on the Effective Date. Such statements are made available by CFCL on its website. If a U.S. Holder has not made a timely QEF Election, such holder should consult with its own tax advisor regarding “purging” and “retroactive” elections which may be available to such U.S. Holder.

The Proposed Regulations also provide that gain would not be recognized on a disposition of stock in a PFIC for which no election has been made, if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, these Proposed Regulations are proposed to be effective for transactions occurring on or after April 1, 1992. As discussed below under “PFIC Status of the Trust”, the Trust has advised CFCL that the Trust expects to be classified as a PFIC for its taxable year that includes the day after the Effective Date. Accordingly, if the Proposed Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date), the exchange of Class A Shares for Trust Units pursuant to the Arrangement likely would not be treated as a taxable transaction pursuant to Section 1291(f) of the Code and the U.S. Treasury regulations promulgated thereunder. Because the Proposed Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the Proposed Regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement.

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PFIC Rules and PFIC Status of CFCL

Certain adverse U.S. federal income tax rules could apply to U.S. Holders owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of certain subsidiaries, either at least 75 percent of its gross income is “passive income,” or at least 50 percent of the average quarterly gross value (or, if elected, the adjusted tax basis) of its assets is attributable to assets that produce or are held for the production of “passive income”. For this purpose, “passive income” generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. Based on past and current assets and operations and on assumptions about activities during the balance of the current taxable year, CFCL has been a PFIC in prior taxable years and CFCL believes that it will be a PFIC for the current taxable year. However, the determination of whether or not CFCL is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurances regarding the PFIC status of CFCL for its current taxable year.

If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, such corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made. Accordingly, the PFIC rules would apply to a U.S. Holder that held Class A Shares during any year in which CFCL was a PFIC, even if CFCL is not a PFIC in the year in which the U.S. Holder disposed of its Class A Shares pursuant to the Arrangement. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences that would arise if CFCL were treated as a PFIC for any year.

Generally, if CFCL were treated as a PFIC for any taxable year during which a U.S. Holder held or holds Class A Shares, unless the U.S. Holder has made a mark-to-market election or a qualified electing fund election (a “QEF Election”) (as described below), any gain recognized by a U.S. Holder on the exchange of Class A Shares pursuant to the Arrangement would be allocated ratably over the U.S. Holder’s holding period for the Class A Shares. The amounts allocated to the taxable year of the gain or “excess distribution” and to any year before CFCL was a PFIC would be taxed as ordinary income in the current year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. These rules would apply to a U.S. Holder that held Class A Shares during any year in which CFCL was a PFIC, even if CFCL is not a PFIC in the year in which the U.S. Holder disposed of the Class A Shares pursuant to the Arrangement.

Rather than being subject to the PFIC rules discussed above, a U.S. Holder of stock in a PFIC generally may make, either:

1.	a QEF Election to be taxed currently on its pro rata portion of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise; or

2.	a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. If such an election is made, a U.S. Holder’s tax basis in its PFIC stock would be adjusted to reflect any such income or loss amounts recognized by that U.S. Holder.

In order for a U.S. Holder to have made a QEF Election, CFCL would have had to provide certain information regarding its ordinary earnings and net capital gain. CFCL has made this information available to U.S. Holders on its website. In order for U.S. Holders to have been able to make a mark-to-market election, the Class A Shares must be treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. CFCL believes that the Class A Shares are regularly traded on a qualified exchange.

If, contrary to its expectations, CFCL were not treated as a PFIC for one or more of its taxable years, and if a U.S. Holder exchanges Class A Shares pursuant to the Arrangement that were held by such U.S. Holder only during any such time that CFCL was not a PFIC (“non-PFIC Shares”), any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the non-PFIC Shares exchanged was more than 12 months at the completion of the Arrangement, in which case any gain or loss recognized would be long-term capital gain or loss. Preferential tax rates for long-term capital gains are generally applicable to certain non-corporate U.S. Holders. The deduction of capital losses is subject to limitations.

U.S. Holders are urged to consult their own tax advisors with respect to CFCL’s status under the PFIC rules and the potential application of the PFIC rules to their particular situation, including the availability of any elections that may mitigate the application of the PFIC rules.

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U.S. Federal Income Tax Considerations of the Ownership and Disposition of Trust Units Received Pursuant to the Arrangement

U.S. Federal Income Tax Classification of the Trust

The Trust has advised CFCL that the Trust has filed an affirmative election with the IRS to be classified as an association taxable as a corporation for U.S. federal income tax purposes. In addition, the Trust advised CFCL that the Trust will classify itself as an association taxable as a corporation for U.S. federal income tax purposes.

Distributions on Trust Units

The Trust has advised CFCL that the Trust does not anticipate making regular cash distributions to Trust Unitholders. Subject to the PFIC discussion below, any distributions made by the Trust with respect to the Trust Units will be included in the gross income of U.S. Holders as a dividend to the extent attributable to the Trust’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Trust Units and thereafter as gain from the disposition of Trust Units. Since the Trust will be a PFIC, as described below, dividends paid on the Trust Units to a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) will generally not be treated as “qualified dividend income” that is taxable to U.S. Individual Holders at preferential tax rates. Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Trust Units

Pursuant to the Trust Agreement, a U.S. Holder may have Trust Units redeemed for cash or physical gold and silver bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold Trust Units (rather than having received a distribution on Trust Units) upon the redemption of Trust Units if the redemption completely terminates or significantly reduces the U.S. Holder’s interest in the Trust. In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a QEF Election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

PFIC Status of the Trust

Certain adverse consequences could apply to a U.S. Holder if the Trust is treated as a PFIC under the rules described above in “PFIC Rules and PFIC Status of CFCL” for any taxable year during which the U.S. Holder holds Trust Units. The Trust has advised CFCL that the Trust expects to be classified as a PFIC for the taxable year which includes the completion of the Arrangement and the Trust believes that it will continue to be classified as a PFIC in subsequent tax years. The determination of whether or not the Trust is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurances regarding the PFIC status of the Trust for its current or any future taxable year.

The implications to a U.S. Holder if the Trust is treated as a PFIC and the applicable elections are discussed in greater detail below. The Trust Agreement requires that the Trust provide the information necessary for U.S. Holders to make a QEF Election with respect to Trust Units in the event that the Trust is classified as a PFIC. U.S. Holders are urged to consult their own tax advisors with respect to the Trust’s status under the PFIC rules and the potential application of the PFIC rules to their particular situation, including the availability of any elections (including a mark-to-market election) that may mitigate the application of the PFIC rules.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election. A U.S. Holder would make a QEF Election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. As required by the Trust Agreement, the Trust will annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF Election. A U.S. Holder that makes a QEF Election for the first taxable year in which it owns Trust Units (an “Electing Holder” and, if also a U.S. Individual Holder, a “Non-Corporate Electing Holder”) will not be subject to the Default PFIC Regime for any taxable year. A U.S. Holder that does not make a timely QEF Election or a mark-to-market election would be subject to the Default PFIC Regime for taxable years during its holding period in which a QEF Election was not in effect, unless such U.S. Holder makes a special “purging” election. U.S. Holders are urged to consult their own tax advisors regarding the possibility of making a QEF Election.

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Current Taxation and Dividends. An Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of the Trust’s ordinary earnings and net capital gain, if any, for the Trust’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder’s pro rata share of the Trust’s net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical gold and silver bullion by the Trust if the Trust has held the applicable gold or silver bullion for more than one year. Otherwise, such gain generally will be treated as ordinary income.

If any holder redeems its Trust Units for physical gold and silver bullion (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical gold and silver bullion for its fair market value in order to redeem the holder’s Trust Units. As a result, any Electing Holder will be required to include currently in income its pro rata share of the Trust’s gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold and silver bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder’s part. If any holder redeems Trust Units for cash and the Trust sells physical gold and/or silver bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income its pro rata share of the Trust’s gain from the sale of the physical gold and/or silver bullion, which will be taxable as described above even though the Trust’s sale of physical gold and/or silver bullion is not attributable to any action on the Electing Holder’s part. An Electing Holder’s adjusted tax basis in the Trust Units will be increased to reflect any amounts included currently in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the Trust Units and will not be taxed again once distributed. Any other distributions generally will be treated as discussed above under “Distributions on Trust Units”.

Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes. Electing Holders are urged to consult their own tax advisors regarding a QEF Election and its consequences for U.S. foreign tax credit limitation purposes.

Sale, Exchange or Other Disposition. An Electing Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of the Trust Units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder’s adjusted tax basis in the Trust Units. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder’s holding period in the Trust Units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15%, or 20% in the case of certain high income Non-Corporate Electing Holders. An Electing Holder’s ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

An Electing Holder that redeems its Trust Units will be required to include currently in income its pro rata share of the Trust’s gain from the deemed or actual disposition of physical gold or silver bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold or silver bullion for more than one year. The Electing Holder’s adjusted tax basis in the Trust Units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical gold or silver bullion or cash received upon redemption over the Electing Holder’s adjusted tax basis in the Trust Units. Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

Making the Election. Alternatively, if, as is anticipated, the Trust Units are treated as “marketable stock”, a U.S. Holder would be allowed to make a mark-to-market election with respect to the Trust Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury regulations. The Trust Units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The Trust Units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both the TSX and NYSE Arca should be treated as a qualified exchange or other market for this purpose.

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Current Taxation and Dividends. If a mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Trust Units at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the Trust Units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Trust Units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of Trust Units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in its Trust Units would be adjusted to reflect any such income or loss amount. Distributions by the Trust to a U.S. Holder that has made a mark-to-market election generally will be treated as discussed above under “Distributions on Trust Units”.

Sale, Exchange or Other Disposition. Gain realized on the sale, exchange or other disposition of the Trust Units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Trust Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder that does not make either a QEF Election or a mark-to-market election (a “Non-Electing Holder”) would be subject to special rules (the “Default PFIC Regime”) with respect to: (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Trust Units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Trust Units), and (2) any gain realized on the sale, exchange or other disposition of the Trust Units.

Under the Default PFIC Regime: (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Trust Units; (ii) the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the previous taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by the Trust to a Non-Electing Holder will be treated as discussed above under “Distributions on Trust Units”.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts, whose income exceeds certain thresholds, generally will be subject to an additional 3.8% tax on net investment income, including dividends on and capital gains from a sale or other taxable disposition of Trust Units, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the applicability to them of this tax on net investment income.

Foreign Currency Considerations

If any dividends paid to U.S. Holders of Trust Units are paid in Canadian currency, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. Canadian currency received by a U.S. Holder will have a tax basis equal to its U.S. dollar value at the time such currency is received. If such Canadian currency is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss. The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian currency will equal the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (ii) the U.S. Holder’s tax basis in such Canadian currency. Any such gain or loss generally will be treated as U.S.-source ordinary income or loss.

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Foreign Tax Credit Considerations

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Trust Units may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on an annual basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during that taxable year.

The rules governing the foreign tax credit are complex and subject to a number of significant limitations. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Trust Units, subject to certain exceptions (including an exception for Trust Units held in accounts maintained by financial institutions). U.S. Holders are urged to consult their own tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Trust Units received pursuant to the Arrangement.

Backup Withholding

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Trust Units generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Risk Factors Related to the Trust

The completion of the Arrangement involves risks. The following are certain risk factors which the CFCL Shareholders should carefully consider before making a decision regarding approving the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to CFCL or the Trust, may also adversely affect the CFCL Shares before the Arrangement, the Trust Units following the Arrangement, and/or the business of CFCL before the Arrangement and of the Trust following the Arrangement. See “Part I – The Arrangement – Risk Factors Related to the Arrangement”. CFCL Shareholders should carefully consider all such risk factors. The risk factors are as follows:

There can be no assurance that the trading price of the Trust Units will increase enough as a result of the Arrangement to offset the resulting management fee increases and transaction costs.

There can be no assurance that the trading price of the Trust Units will increase as a result of the Arrangement or that such increase will be sufficient to offset the decrease in Trust Unitholder value attributable to transaction fees and increased management fees that will result from the arrangement. Any increase in trading price is uncertain while such fees and costs will necessarily be incurred following the Effective Time. The financial value of the Class A Shareholders may be reduced or eliminated if the trading price in the Trust Units does not increase sufficiently following the Arrangement. However, CFCL understands that the Manager reinvests a portion of such management fees into marketing the Trust to assist it to trade at or near NAV. The increase in management fees will reduce the NAV of the Trust over time, and could result in the Trust being required to sell physical gold or silver bullion if the Trust does not have sufficient cash on hand to pay such fees. The sale of bullion could potentially have negative tax consequences for the Trust, which would then be passed on to Unitholders. See “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” for further details.

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The value of the Trust Units issued in exchange for Class A Shares will relate directly to the value of the gold and silver held by the Trust, and fluctuations in the price of gold and silver could materially adversely affect an investment in the Trust Units.

The value of the Trust’s gold and silver assets is based on the spot price reported for gold and silver bullion, respectively. The price of gold and silver may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation:

(a)	global gold and silver supply and demand, which is influenced by such factors as:

i.	forward selling by gold and silver producers;

ii.	purchases made by gold and silver producers to unwind hedge positions;

iii.	central bank purchases and sales;

iv.	production and cost levels in major gold and silver producing countries; and

v.	new production projects;

(b)	investors’ expectations for future inflation rates;

(c)	exchange rate volatility of the U.S. dollar, the principal currency in which the prices of gold and silver are generally quoted;

(d)	interest rate volatility; and

(e)	unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations in gold producing countries can also have an impact on market functions and expectations for future gold and silver supply. This can affect share prices of gold and silver mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in gold and silver.

The Trust will not actively trade gold and silver to take advantage of short term market fluctuations in the price of gold and silver or generate other income. Accordingly, the Trust’s long term performance will be dependent on the long-term performance of the price of gold or silver. As a result, an investment in the Trust will yield long term gains only if the value of gold and silver increases in an amount in excess of the Trust’s expenses.

There is currently no market for the Trust Units and a market for the Trust Units may not develop, which would adversely affect the liquidity and price of the Trust Units.

There is currently no market for the Trust Units. Prospective investors therefore have no access to information about prior market history on which to base their investment decision. Following the offering of the Trust Units, the price of the units may vary significantly due to general market or economic conditions. Furthermore, an active trading market for the Trust Units may never develop or, if developed, may not be sustained. Investors may be unable to sell their Trust Units unless a market can be established and sustained.

The trading price of Trust Units on NYSE Arca and the TSX is not predictable and may be affected by factors beyond the control of the Trust.

In addition to changes in the price of gold and silver bullion, the trading price of Trust Units may be affected by other factors beyond the control of the Trust, which may include the following: macroeconomic developments in North America and globally; market perceptions of attractiveness of physical gold and silver bullion as an investment; the lessening in trading volume and general market interest in the Trust Units which may affect a Trust Unitholder’s ability to trade significant numbers of Trust Units; and the size of the Trust’s public float which may limit the ability of some institutions to invest in the Trust Units.

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There can be no assurance that the Trust Units will trade at, or near, their underlying net asset value.

The Trust cannot predict whether the Trust Units will trade above, at or below NAV. The trading price of Trust Units may not closely track the price of physical gold and silver bullion, and Trust Units may trade at a significant premium or discount from time to time. While it is expected that the ability to redeem Trust Units for physical bullion at 100% of NAV (less certain costs) should result in the market price of the Trust Units trading close to NAV of the Trust, there can be no assurance that this will occur as the market price of the Trust Units will be influenced by a number of factors.

Because the Trust will primarily invest in physical gold and silver bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust will primarily invest at all times in physical gold and silver bullion. As a result, the Trust’s holdings are not diversified. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in Trust Units should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust. Investors should review closely the objectives and strategy, the Investment and Operating Restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

The Trust may conduct further offerings of Trust Units from time to time, at which time it will offer Trust Units at a price that will be at or above NAV at the time of the offering but that may be below the trading price of Trust Units on NYSE Arca or TSX at that time.

The Trust may conduct further offerings of Trust Units from time to time. The Trust Agreement provides that the net proceeds to the Trust of any offering must be at or above NAV prior to, or upon determining the pricing of, the offering. Follow on offerings of securities of issuers that are traded on an exchange usually are priced below the trading price of such securities at the time of an offering to induce investors to purchase securities in the follow on offering rather than through the exchange on which such securities are traded. Consequently, the price to the public at which such Trust Units are offered likely will be below the trading price of Trust Units of the Trust on NYSE Arca or TSX at the time of the offering, which may have the effect of lowering the trading price of Trust Units immediately after the pricing of such follow on offering. In addition, if and as long as the trading price of the Trust Units is below NAV, it is unlikely that the Trust will be able to conduct a further offering of Trust Units, because the Trust Agreement governing the Trust provides such Trust Units would have to be offered at a price above the trading price of Trust Units. The Manager may, from time to time and in its sole discretion, pay some or all of the expenses associated with an offering of Trust Units.

Significant redemptions of Trust Units may affect the liquidity and trading price of Trust Units and increase the pro rata expenses per Trust Unit.

Redemptions of Trust Units in significant amounts could result in a decrease in the trading liquidity of the Trust Units and increase the amount of Trust expenses allocated to each remaining Trust Unit. Such increased expenses may reduce the NAV and the trading price of the Trust Units.

Any sale of gold and silver by the Trust to pay expenses will reduce the amount of gold and silver represented by each Trust Unit on an ongoing basis irrespective of whether the trading price of the Trust Units rises or falls in response to changes in the price of gold or silver.

Each outstanding Trust Unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the Trust Units. As the Trust does not expect to generate any net income and will sell physical gold and silver bullion over time on an as needed basis to pay for its ongoing expenses and to cover certain redemptions, the amount of gold and silver represented by each Trust Unit will, and the NAV may, gradually decline over time. This is true even if additional Trust Units are issued in future offerings of Trust Units by the Trust from time to time, as the amount of gold and silver acquired by the proceeds of any such future offering of Trust Units will proportionately reflect the amount of gold and silver represented by such Trust Units. Assuming a constant gold and silver price, the trading price of the Trust Units is expected to gradually decline relative to the price of gold and silver as the amount of gold and silver represented by the Trust Units gradually declines. The Trust Units will only maintain their original value if the price of gold or silver increases enough to offset the Trust’s expenses.

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Class A Shareholders should be aware that, assuming no purchases of physical gold and silver bullion are made by the Trust as a result of further offerings of Trust Units by the Trust, the gradual decline in the amount of physical gold and silver bullion held by the Trust will occur regardless of whether the trading price of the Trust Units rises or falls in response to changes in the price of gold and silver.

Trust Unitholders are not entitled to participate in management of the Trust.

Trust Unitholders will not be entitled to participate in the management or control of the Trust or its operations, except to the extent of exercising their right to vote their Trust Units in certain circumstances. Trust Unitholders will not have any input into the Trust’s daily activities.

The rights of Trust Unitholders differ from those of shareholders of a corporation.

Because the Trust is organized as a trust rather than a corporation, the rights of Trust Unitholders will be set forth in the Trust Agreement rather than the Articles of CFCL and the ABCA. This means that Trust Unitholders will not have the statutory rights normally associated with the ownership of shares in an Alberta corporation nor any special rights conferred by the articles of the corporation, as in the case of CFCL (See “Schedule B – Comparison of Rights as a Unitholder of the Trust and as a Shareholder of CFCL). For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors. Trust Unitholders will have the right to vote on matters brought before Trust Unitholders in accordance with the Trust Agreement but will not have a right to elect the Manager, although Trust Unitholders must approve a change in the Manager, except in specified circumstances. In addition, Trust Unitholders will not have the right to bring oppression actions or derivative actions in the name of a corporation, as permitted in accordance with corporate law.

A change in bullion custodian may impact bullion security.

Currently, and over the past 40 years, CFCL’s gold and silver bullion has been stored by CIBC, a Canadian Chartered Bank on a unencumbered, fully allocated and physically segregated and fully allocated basis in Class 3 vaults (the highest security rating for vaults). As Manager of the Trust, Sprott may decide to change CFCL’s current custodian, which could result in a different level of vault security, costs to move the bullion and different fees and expenses that will be charged to the Trust. Pursuant to the Trust Agreement, the Trust has the ability to use sub-custodians and to store bullion on a non-segregated basis.

A redemption of Trust Units for cash will likely yield a lesser amount than selling the Trust Units on NYSE Arca or the TSX, if such a sale is possible.

Because the cash redemption value of the Trust Units is based on 95% of the lesser of: (i) the volume weighted average trading price of the Trust Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume weighted average trading price of the Trust Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed Trust Units as of 4:00 p.m. (Toronto time) on the last day of the month on which NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the Trust Units for cash will generally yield a lesser amount than selling the Trust Units on NYSE Arca or the TSX, assuming such a sale is possible. You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your Trust Units for cash.

Redemption of Units for physical bullion will not be available to all Trust Unitholders .

A Trust Unitholder may only redeem Trust Units for physical gold and silver bullion, provided the redemption request is for at least the Minimum Bullion Redemption Amount.

Trust Unitholders who wish to exercise redemption privileges for physical gold and silver bullion will not receive the NAV of the Trust Units redeemed in physical gold and silver bullion.

Trust Unitholders wishing to redeem Trust Units for physical gold and silver bullion may not receive bullion in proportion to the value of the physical gold and silver bullion held by the Trust or at all. The amount of physical gold and silver bullion a redeeming Trust Unitholder is entitled to receive is determined by the Manager by allocating the Redemption Amount between the applicable bullion Redemption Amounts and the makeup of the Trust’s inventory of physical gold and silver bullion. Any portion of gold or silver bullion not available at the time of redemption will be paid in cash at a rate equal to 100% of aggregate value of the NAV per Trust Unit of such unavailable amount. In addition, Trust Units redeemed for physical gold and silver bullion will have a redemption value equal to the aggregate value of the NAV per Trust Unit of the redeemed Trust Units on the last day of the month on which NYSE Arca is open for trading in the month during which the redemption request is processed. Certain expenses will be subtracted from the value of the redeemed Trust Units and the resulting amount the Trust Unitholder will receive. See “Part II – Information Concerning the Trust – Redemption of Trust Units - Redemptions for Gold and Silver Bullion”.

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Trust Unitholders who wish to exercise redemption privileges for physical gold and silver bullion may not receive the entire amount of their redemption proceeds in physical gold and silver bullion.

Trust Unitholders wishing to redeem Trust Units for physical gold and silver bullion may not receive bullion in proportion to the value of the physical gold and silver bullion held by the Trust or at all. The amount of physical gold and silver bullion a redeeming Trust Unitholder is entitled to receive is determined by the Manager by allocating the Redemption Amount between the applicable bullion Redemption Amounts and the makeup of the Trust’s inventory of physical gold and silver bullion. Any portion of gold or silver bullion not available at the time of redemption will be paid in cash at a rate equal to 100% of aggregate value of the NAV per Trust Unit of such unavailable amount.

If a Trust Unitholder redeems Trust Units for physical gold and silver bullion and requests to have the gold and silver delivered to a destination other than an institution authorized to accept and hold London Good Delivery gold and silver bars, the physical gold and silver bullion will no longer be deemed London Good Delivery once it has been delivered.

London Good Delivery bars have the advantage that a purchaser generally will accept such bars as consisting of the indicated number of troy ounces of at least .995 fine gold or fine silver, as applicable, without assaying or otherwise testing them. This provides London Good Delivery bars with added liquidity as a sale of such bars can be completed more easily than the sale of physical gold and silver bullion that is not London Good Delivery. The Trust will only purchase London Good Delivery bars, and the physical gold and silver bullion owned by the Trust will retain its status as London Good Delivery bars while it is stored at a qualified institution. If a Trust Unitholder redeems Trust Units for physical gold and silver bullion and has the gold and silver delivered to an institution authorized to accept and hold London Good Delivery gold bars through an armored transportation service carrier that is eligible to transport London Good Delivery gold and silver bars, it is likely that the gold and silver will retain their London Good Delivery status while in the custody of that institution. However, if the redeeming Trust Unitholder instructs that gold and silver be delivered to a destination other than such an institution, the physical gold and silver bullion delivered to the Trust Unitholder will no longer be deemed London Good Delivery once it has been delivered pursuant to the redeeming Trust Unitholder’s delivery instructions, which may make a future sale of such gold and silver more difficult.

All redemptions will be determined using United States dollars, which will expose redeeming non-United States Trust Unitholders to currency risk.

All redemptions will be determined using United States dollars. All redeeming Trust Unitholders will receive any cash amount to which the Trust Unitholder is entitled in connection with the redemption in United States dollars, and will be exposed to the risk that the exchange rate between the United States dollar and the other currency in which the Trust Unitholder generally operates will result in a lesser redemption amount than the Trust Unitholder would have received if the redemption amount had been calculated and delivered in such other currency. In addition, because any cash as a result of the redemption will be delivered in United States dollars, the redeeming Trust Unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

A notice of redemption is irrevocable.

In order to redeem Trust Units for cash or gold and silver, a Trust Unitholder must provide a notice of redemption to the Transfer Agent. Except when redemptions have been suspended by the Manager, once a notice of redemption has been received by the transfer agent, it can no longer be revoked by the Trust Unitholder under any circumstances, though it may be rejected by the transfer agent if it does not comply with the requirements for a notice of redemption. See “Part II – Information Concerning the Trust – Redemption of Trust Units”.

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A redeeming Trust Unitholder that suffers loss of, or damage to, its physical gold and silver bullion during delivery from the Trust’s custodian will not be able to claim damages from the Trust or the custodian.

If a Trust Unitholder exercises its option to redeem Trust Units for physical gold and silver bullion, the Trust Unitholder’s physical gold and silver bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming Trust Unitholder. Because ownership of the physical gold and silver bullion will transfer to such Trust Unitholder at the time the Trust’s custodian surrenders the physical gold and silver bullion to the armored transportation service carrier, the redeeming Trust Unitholder will bear the risk of loss from the moment the armored transportation service carrier takes possession of the physical gold and silver bullion on behalf of such Trust Unitholder. In the event of any loss or damage in connection with the delivery of the physical gold and silver bullion after such time, such Trust Unitholder will not be able to claim damages from the Trust or the Trust’s custodian but will need to bring a claim against the armored transportation service carrier.

The Trust will not insure its assets and there may not be adequate sources of recovery if its gold or silver is lost, damaged, stolen or destroyed.

The Trust will not insure its assets, including the physical gold and silver bullion stored at the Trust’s custodian. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and Trust Unitholders will need to rely on the obligations of the custodian and insurance carried by applicable third parties, if any, or on the custodian’s or such third party’s ability to satisfy any claims against it. The amount of insurance available or the financial resources of the custodian or a responsible third party may not be sufficient to satisfy the Trust’s claim against such party. Also, Trust Unitholders are unlikely to have any right to assert a claim directly against the custodian or such third party; such claims may only be asserted by the Trustee on behalf of the Trust. In addition, if a loss is covered by insurance carried by the custodian or a third party, the Trust, which is not a beneficiary of such insurance, may have to rely on the efforts of the custodian or third party to recover its loss. This may delay or hinder the Trust’s ability to recover its loss in a timely manner or otherwise.

A loss with respect to the Trust’s gold or silver that is not covered by third-party insurance and for which compensatory damages cannot be recovered would have a negative impact on the NAV and would adversely affect an investment in the Trust Units. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the Trust Units.

RBC Investor Services and other service providers engaged by the Trust, including the Trust’s custodian, may not carry adequate insurance to cover claims against them by the Trust.

Trust Unitholders cannot be assured that the Trust’s custodian or other service providers engaged by the Trust will maintain any insurance with respect to the Trust’s assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. In addition, none of the Trust’s service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

The Trust may terminate and liquidate at a time that is disadvantageous to Trust Unitholders.

If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time which is disadvantageous to Trust Unitholders, such as when gold and silver prices are lower than the gold and silver prices at the time when Trust Unitholders purchased their Trust Units. In such a case, when the Trust’s physical gold and silver bullion is sold as part of the Trust’s liquidation, the resulting proceeds distributed to Trust Unitholders will be less than if gold and silver prices were higher at the time of sale. In certain circumstances, the Manager will have the ability to terminate the Trust without the consent of Trust Unitholders. The Manager’s interests may differ from those of the Trust Unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the Trust Unitholder. See “Part II – Information Concerning the Trust – Termination of the Trust” for more information about the termination of the Trust, including when the termination of the Trust may be triggered by events outside the direct control of the Manager, the Trustee or the Trust Unitholders.

The termination and liquidation of the Trust may result in taxable income or gain for Trust Unitholders. For a discussion of the tax treatment of any such income or gain, see “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations” and “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”.

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The Trust may suspend redemptions, which may affect the trading price of the Trust Units.

In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of Trust Unitholders to request a redemption of their Trust Units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether physical gold bullion and/or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required. Such circumstances include any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the Trust Units. See “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemptions for Physical Gold and Silver Bullion” and “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemptions for Cash”. This may affect the trading price of the Trust Units at a time when an investor wishes to sell its Trust Units on NYSE Arca or the TSX. Accordingly, Trust Units may not be an appropriate investment for investors who seek immediate liquidity.

The market for Trust Units and the liquidity of Trust Units may be adversely affected by competition from other vehicles or methods for investing in gold and silver.

The Trust will compete with other financial vehicles, including traditional debt and equity securities issued by companies in the gold and silver industry and other securities backed by or linked to gold and silver such as bullion exchange-traded funds (ETFs), direct investments in gold and silver and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Manager’s control, may make it more attractive to invest in other financial vehicles or to invest in gold and silver directly, which could limit the market for the Trust Units and reduce the liquidity of the Trust Units and, accordingly, the price received for sales of Trust Units on NYSE Arca or the TSX.

Trust Unitholders do not have the protections associated with ownership of Trust Units in an investment company registered under the U.S. Investment Company Act of 1940, as amended or the protections afforded by the Commodity Exchange Act.

The Trust will not be registered as an investment company under the United States Investment Company Act of 1940, as amended, and will not be required to register under such act. Consequently, Trust Unitholders will not have the regulatory protections provided to investors in investment companies. The Trust does not and will not hold or trade in commodity futures contracts regulated by the United States Commodity Exchange Act of 1936, as administered by the U.S. Commodity Futures Trading Commission (the “CFTC”). Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and neither the Manager nor the Trustee is, nor will any underwriters be, subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the Trust Units. Consequently, Trust Unitholders do not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.

The Manager and its affiliates also manage other funds that invest in physical gold and silver bullion and other assets that may be held by the Trust, and conflicts of interest by the Manager or its affiliates may occur.

The Manager is responsible for the day to day business and operation of the Trust and, therefore, exercises significant control over the Trust. The Manager may have different interests than the Trust Unitholders and consequently may act in a manner that is not advantageous to Trust Unitholders at any particular time. The Manager and SAM GP, SAM GP’s directors and officers, and their respective affiliates and associates may engage in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical gold and silver bullion. The Manager currently manages other physical bullion funds, mutual funds and hedge funds that may also include physical gold and silver bullion as part of their portfolios. These funds include Sprott Physical Gold Trust, Sprott Silver Trust, United States and Canadian public physical bullion funds, Sprott Gold Bullion Fund and Sprott Silver Bullion Fund, Canadian public mutual funds, all of which have an investment objective and strategy to hold physical gold or silver bullion, similar to the Trust. Although officers, directors and professional staff of the Manager may devote as much time to the Trust as is deemed appropriate to perform their duties, the staff of the Manager may have conflicts in allocating their time and services among the Trust and the other accounts, funds or trusts managed by the Manager.

The Trust’s obligation to reimburse the Trustee, the Manager, underwriters or certain parties related to them for certain liabilities could adversely affect an investment in the Trust Units.

Under certain circumstances, the Trust might be subject to significant indemnification obligations in favor of the Trustee, the Manager, an underwriter as a result of an offering or certain parties related to them. The Trust does not carry any insurance to cover such potential obligations and, to the Manager’s knowledge, none of the foregoing parties are insured for losses for which the Trust will agree to indemnify them. Any indemnification paid by the Trust would reduce the value of net assets of the Trust and, accordingly, the NAV.

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The investment objectives and restrictions of the Trust and the attributes of a particular class or series of a class of Trust Units may be changed by way of an extraordinary resolution of all Trust Unitholders and Trust Unitholders of such class or series of a class of Trust Units, respectively.

The investment objectives and restrictions of the Trust and the attributes of a particular class or series of a class of Trust Units may be changed with the approval, in person or by proxy, of all Trust Unitholders and Trust Unitholders holding Trust Units of that class or series of a class, as the case may be, representing in aggregate not less than 66⅔% of the value of the net assets of the Trust or that class or series of a class of the Trust, respectively, as determined in accordance with the Trust Agreement, at a duly constituted meeting of Trust Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust or of that class or series of a class of the Trust, as determined in accordance with the Trust Agreement. Such changes to the investment objective or restrictions of the Trust or the attributes of the Trust Units may be more favorable or less favorable to Trust Unitholders than the investment objective or restrictions of the Trust or the attributes of the Trust Units, as the case may be, as described in this Circular. The value of the Trust Units sold in a future offering of the Trust may decrease as a result of such changes.

Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the Trust Units.

The Trust maintains its accounting records, purchases gold and silver and reports its financial position and results in United States dollars. Because certain of the Trust’s expenses are paid in Canadian dollars, an increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more physical gold and silver bullion to pay its expenses. Further, such appreciation could adversely affect the Trust’s reported financial results, which may have an adverse effect on the trading price of the Trust Units.

The Trust expects to be a PFIC, which may have adverse U.S. federal income tax consequences to U.S. Holders who do not make certain elections.

A summary of certain United States federal income tax considerations generally applicable to the ownership and disposition of the Trust Units including the PFIC rules can be found under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares” – U.S. Federal Income Tax Considerations of The Ownership and Disposition of Trust Units Received Pursuant to the Arrangement”.

United States Holders are urged to consult their own tax advisors regarding the ownership and disposition of the Trust Units.

A U.S. Holder that makes a QEF Election with respect to his, her or its Trust Units may be required to include amounts in income for United States federal income tax purposes if any holder redeems Trust Units for cash or physical gold and silver bullion.

As noted above and described in detail under “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares – U.S. Federal Income Tax Considerations of the Ownership and Disposition of the Trust Units Received Pursuant to the Arrangement – Taxation of U.S. Holders Making a Timely QEF Election”, a U.S. Holder generally may mitigate the United States federal income tax consequences under the PFIC rules of holding Trust Units of the Trust by making a QEF Election. A U.S. Holder that makes a QEF Election must report each year for United States federal income tax purposes his, her or its pro rata share of the Trust’s ordinary earnings and the Trust’s net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder. If any holder redeems Trust Units for physical gold and silver bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF Election), the Trust will be treated as if it sold the physical gold and silver bullion for its fair market value. As a result, all the U.S. Holders who have made a QEF Election will be required to currently include in their income their pro rata share of the Trust’s gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical gold and silver bullion for more than one year), even though such deemed disposition is not attributable to any action on their part. If any holder redeems Trust Units for cash and the Trust sells physical gold and silver bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF Election), all the U.S. Holders who have made a QEF Election similarly will include in their income their pro rata share of the Trust’s gain from the sale of the physical gold and silver bullion, which will be taxable as described above, even though the Trust’s sale of physical gold and silver bullion is not attributable to any action on their part.

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Trust Unitholders may be liable for obligations of the Trust to the extent the Trust’s obligations are not satisfied out of the Trust’s assets.

The Trust Agreement will provide that no Trust Unitholder will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the investment obligations, affairs or assets of the Trust and all such persons will look solely to the Trust’s assets for satisfaction of claims of any nature arising out of or in connection therewith. Also, under the Trust Beneficiaries’ Liability Act, 2004 (Ontario), holders of Trust Units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) (as the Trust is) are not, as beneficiaries, liable for any act, default, obligation or liability of the trust. Notwithstanding the above, there is a risk that a Trust Unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds: (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a trust and that the applicable governing law permits such a claim; or (ii) that the Trust Unitholder was acting in a capacity other than as a beneficiary of the trust. In the event that a Trust Unitholder should be required to satisfy any obligation of the Trust, under the Trust Agreement, such Trust Unitholder will be entitled to reimbursement from any available assets of the Trust.

Registered Plans that redeem their Trust Units for physical gold and silver bullion may be subject to adverse consequences.

Physical gold and silver bullion received by a Registered Plan, such as an RRSP, on a redemption of Trust Units for physical gold and silver bullion will not be a qualified investment for such plan. Accordingly, Registered Plans, and the annuitants or beneficiaries thereunder or holders thereof, may be subject to adverse Canadian tax consequences including, in the case of Registered Education Savings Plans, revocation of such plans.

Trust Unitholders that are constituted and authorized as UCITS or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving physical gold and silver bullion may only redeem their Trust Units for cash. Accordingly, a redemption of Trust Units by such a Trust Unitholder could result in less redemption value than that received by a Trust Unitholder that redeems its Trust Units for physical gold and silver bullion.

Trust Unitholders that are constituted and authorized as UCITS or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving physical gold and silver bullion may only redeem their Trust Units for cash, not physical gold and silver bullion. Trust Unitholders that redeem their Trust Units for cash are entitled to receive a redemption price per Trust Unit equal to 95% of the lesser of (i) the volume weighted average trading price of the Trust Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume weighted average trading price of the Trust Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and (ii) the NAV of the redeemed Trust Units as of 4:00 p.m. (Toronto time) on the last day of such month on which NYSE Arca is open for trading. See “Part II – Information Concerning the Trust – Redemptions of Units — Redemptions for Cash”. Because Trust Units that are redeemed for physical gold and silver bullion receive a redemption price equal to 100% of the NAV of the redeemed Trust Units on the last day of the month on which NYSE Arca is open for trading for the month in respect of which the redemption request is processed, a Trust Unitholder that is constituted and authorized as UCITS or is otherwise prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion and that redeems its Trust Units for cash may receive less in redemption value than that received by a Trust Unitholder that redeems its Trust Units for physical gold and silver bullion.

If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the Trust Unitholders could become subject to material adverse consequences.

In order to qualify as a mutual fund trust under the Tax Act, the Trust must comply with various requirements contained in the Tax Act. See “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Qualification as a Mutual Fund Trust”. If the Trust were to cease to qualify as a mutual fund trust (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including becoming subject to a requirement to withhold tax on distributions made to non-resident Trust Unitholders of any capital gains realized from the dispositions of physical gold and silver bullion and the Trust Units not qualifying for investment by Registered Plans and Trust Units of the Trust ceasing to qualify as “Canadian securities” for the purposes of the election provided in subsection 39(4) of the Tax Act.

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If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were “non portfolio properties”, it could become subject to tax at full corporate tax rates on some or all of its income for that year.

The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. Such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a SIFT trust, even if distributed in full. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were “non portfolio properties”, it could become a SIFT trust. The anticipated activities of the Trust, as described in this Circular, are intended to avoid having the Trust characterized as a SIFT trust. The CRA may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Trust Unitholders would be treated as dividends from a taxable Canadian corporation. See “Part II – Information Concerning the Trust – Material Income Tax Considerations – SIFT Trust Rules”.

If the Trust treats distributed gains as being on capital account and the CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident Trust Unitholders and Canadian resident Trust Unitholders could be reassessed to increase their taxable income. Any taxes borne by the Trust itself would reduce the NAV and the trading prices of the Trust Units.

The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold and silver bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains (or losses) in computing its income. See “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Trust Unitholders, with the result that Canadian resident Trust Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident Trust Unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them. Furthermore, any gains that had already accrued to the Trust on its holdings of gold and silver bullion prior to an acquisition of Trust Units by a particular Trust Unitholder would generally have the effect of increasing such taxable component of redemption proceeds, on a subsequent redemption by that Trust Unitholder. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident Trust Unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident Trust Unitholders directly. Accordingly, any such redetermination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to Trust Unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution. As the Trust may not be able to recover such withholding taxes from the non-resident Trust Unitholders whose Trust Units were redeemed, payment of any such amounts by the Trust would reduce the NAV and the trading prices of the Trust Units. See “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of Trust Unitholders – Trust Unitholders Not Resident in Canada”.

If the Trust experiences a “loss restriction event” it could result in unintended tax consequences for Trust Unitholders.

The Tax Act contains loss restriction rules that could result in unintended tax consequences for Trust Unitholders, including an unscheduled allocation of income or capital gains that must be included in a Trust Unitholder’s income for Canadian income tax purposes. If the Trust experiences a “loss restriction event”, it will: (i) be deemed to have a year end for Canadian tax purposes whether or not the Trust has losses (which would trigger an allocation of the Trust’s net income and net realized capital gains to Trust Unitholders to ensure that the Trust itself is not subject to tax on such amounts); and (ii) the Trust will become subject to the Canadian loss restriction rules that generally apply to corporations, including a deemed realization of any unrealized capital losses and disallowance of its ability to carry forward capital losses. Generally, the Trust will be subject to a loss restriction event if a person becomes a “majority interest beneficiary”, or a group of persons becomes a “majority interest group of beneficiaries”, of the Trust, as those terms are defined in the affiliated persons rules contained in the Tax Act, with certain modifications. Generally, a majority interest beneficiary of a Trust is a beneficiary in the income or capital, as the case may be, of the Trust who, together with the beneficial interests of persons and partnerships with whom the beneficiary is affiliated, has a fair market value that is greater than 50% of the fair market value of all the interests in the income or capital, as the case may be, of the Trust. A loss restriction event could occur because a particular Trust Unitholder or an affiliate acquires Trust Units of the Trust or because another person redeems Trust Units of the Trust. Please see “Part II – Information Concerning the Trust – Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of Trust Unitholders – Trust Unitholders Resident in Canada” for the tax consequences of a distribution to Trust Unitholders.

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Pursuant to paragraph 251.2(3)(f) of the Tax Act, the Trust will not be subject to the loss restriction event rules where a person becomes a “majority interest beneficiary” or group of persons becomes a “majority interest group of beneficiaries” from the acquisition or disposition of the Trust Units at any time if (i) the Trust is an “investment fund” immediately before that time, and (ii) the acquisition or disposition, as the case may be, is not part of a series of transactions or events that includes the Trust ceasing to be an “investment fund”. An “investment fund” generally includes a trust that is at a particular time (i) a “mutual fund trust” throughout the period that begins at the end of the calendar year in which the trust was created, and ends at the particular time, and (ii) at all times throughout the period that begins at the time of its creation, and ends at the particular time, the trust: (A) is resident in Canada, (B), has no beneficiaries who may for any reason receive directly from the trust any of the income or capital of the trust, other than beneficiaries whose interests as beneficiaries under the trust are fixed interests described by reference to units of the trust, (C) follows a reasonable policy of investment diversification, (D) limits its undertaking to the investing of its funds in property, (E) does not alone, or as a member of a group of persons, control a corporation, and (F) does not hold certain property (as detailed in the Tax Act) which the Trust is unlikely to hold. It is uncertain as to whether the Trust would be able to satisfy the requirements of being an investment fund at any particular time.

A Trust Unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, SAM GP or any of their officers and directors under U.S. federal securities or other laws in Canada or to serve process on any of them in the United States or in EU Member States.

Each of the Trust, the Trustee, the Manager, and SAM GP is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States or EU Member States. In addition, the directors and officers of the Trustee and SAM GP are residents of jurisdictions other than the United States or EU Member States and all or a substantial portion of the assets of those persons are or may be located outside such jurisdictions.

As a result, a Trust Unitholder may be unable to serve legal process within his, her or its jurisdiction upon any of the Trust, the Trustee, the Manager or SAM GP or any of their directors or officers, as applicable, or enforcing judgments obtained in courts in a Trust Unitholder’s jurisdiction against any of them or the assets of any of them located outside a Trust Unitholder’s jurisdiction, or enforcing in the appropriate Canadian court judgments obtained in courts of a Trust Unitholder’s jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States or an EU Member State, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, SAM GP or any of their directors or officers, as applicable, based upon the United States federal securities laws, or securities laws of an EU Member State.

While a Trust Unitholder, whether or not a resident of the United Kingdom, may be able to commence an action in Canada relating to the Trust and may also be able to petition Canadian courts to enforce judgments obtained in the courts of any part of the United Kingdom against any of the Trust, the Trustee, the Manager or SAM GP or any of their directors or officers, in accordance with the Convention between the Government of Canada and the Government of the United Kingdom of Great Britain and Northern Ireland providing for the Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters dated January 1, 1987, a Trust Unitholder may face additional requirements serving legal process within the United Kingdom upon or enforcing judgments obtained in the United Kingdom courts against any of them or the assets of any of them located outside the United Kingdom, or enforcing against any of them in the appropriate Canadian court judgments obtained in the courts of any part of the United Kingdom, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, SAM GP or any of their directors or officers, as applicable.

Enhanced corporate governance and disclosure regulations may increase compliance costs and risk of noncompliance.

The Trust’s business is subject to evolving corporate governance and public disclosure regulations that would increase both the Trust’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Trust’s unit price.

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The Trust is subject to changing rules and regulations, primarily those promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 10, 2010 (“Dodd-Frank Act”) which resulted in increased reporting and disclosure. The Trust’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated and to be promulgated thereunder, and other new rules and regulations are likely to result in increased general and administrative effort and expenses.

Regulatory changes may adversely affect the Trust and its Trust Unitholders.

The Trust may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect the Trust and its Trust Unitholders.

Conflict of interest among directors and officers of Sprott and SAM.

The directors and officers of Sprott and SAM may serve as directors or officers and provide advisory, administration, investment management and other services to other entities and parties which also acquire and hold bullion. The directors and officers of Sprott and SAM have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect of the affairs of the Trust, as they arise from time to time.

Risks related to legal actions and enforceability.

SAM and the Trust are organized under the laws of Ontario, Canada, their respective head offices and administrative activities are carried out in Canada and their directors and officers are residents of jurisdictions outside the United States as are a substantial portion of the assets of such individuals. All of the assets of the Trust, principally gold and silver bullion, are located in Canada. As a result, a Trust Unitholder may be unable to serve legal process within the United States other than upon the Trust or enforce against any of the above entities or individuals in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal or state securities laws of the United States, or bring an original action in the Canadian courts to enforce liabilities against any of such entities or individuals based on the United States federal or state securities laws.

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PART II — INFORMATION CONCERNING THE TRUST

The following information about the Trust should be read in conjunction with the information concerning the Trust appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Part IV shall have the meaning ascribed to them in this Circular.

The information concerning the Trust contained in this Circular has been provided by Sprott and the Trust. Although CFCL has no knowledge that would indicate that any of such information is untrue or incomplete, CFCL does not assume any responsibility for the accuracy or completeness of such information or the failure by CFCL to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to CFCL.

History and Development of the Trust

Sprott Physical Gold and Silver Trust (the “Trust”) was established on October 26, 2017 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement between the Trust’s settlor, Sprott Asset Management LP (the “Manager”) and RBC Investor Services Trust (“RBC Investor Services” or the “Trustee”), as trustee, dated as of October  26, 2017.

The Trust’s office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. The Manager’s office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 362-7172. The Trustee is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3. The initial custodian for the Trust’s physical gold bullion and silver bullion, Canadian Imperial Bank of Commerce, is located at Commerce Court West, 199 Bay St., Toronto, Ontario M5L 1A2, and the custodian for the Trust’s assets other than physical gold bullion and silver bullion, RBC Investor Services, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

The Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust and appoint the Royal Canadian Mint as the bullion custodian of the Trust. Please see Appendix J to this Circular for disclosure about the Royal Canadian Mint and its custodial services

Investment Objectives of the Trust

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in physical gold bullion and silver bullion. Many investors are unwilling to invest directly in physical gold bullion and silver bullion due to inconveniences such as transaction, handling, storage, insurance and other costs that are typical of a direct investment in physical gold bullion. The Trust will seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion and silver bullion without the inconvenience that is typical of a direct investment in physical gold bullion and silver bullion. The Trust will invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and silver bullion and will not speculate with regard to short-term changes in gold and silver prices. The Trust does not anticipate making regular cash distributions to Trust Unitholders. The Trust will hold no assets that are subject to special arrangements arising from their illiquid nature (to the extent that any such assets are held, in compliance at all times with the Investment and Operating Restrictions (as defined below).

Investment Strategies of the Trust

The Trust is expressly prohibited from investing in Trust Units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in National Instrument 81-102 – Investment Funds (“NI 81-102”) and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

The Trust has no borrowing arrangements in place and is unleveraged. The Manager has no intention of using leverage in the future (save for the short term borrowings to settle trades). Trust Unitholders will be notified of any changes to the Trust’s use of leverage.

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Investment Restrictions and Operating Restrictions

Mutual funds are subject to certain restrictions and practices contained in securities legislation, including NI 81-102, which are designed in part to ensure that investments of the mutual fund are diversified and relatively liquid and to ensure the proper administration of the mutual fund. Subject to the specific exceptions from NI 81-102 set out under “Part II – Information Concerning the Trust” in the section entitled “Exemptions and Approvals” of this Circular, the Trust will be managed in accordance with these restrictions and practices.

In making investments on behalf of the Trust, the Manager will be subject to certain investment and operating restrictions (the “Investment and Operating Restrictions”), which will be set out in the Trust Agreement. The Investment and Operating Restrictions may not be changed without the prior approval of Trust Unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of Trust Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the Trust Units are listed. See “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – The Trustee – Trust Unitholder Approval”.

The Investment and Operating Restrictions provide that, following the consummation and settlement of the transactions contemplated as part of the Arrangement, the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1(or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust. If the Exemptive Relief is granted, the Trust will be permitted to invest up to 100% of its net assets, taken at market value of the time of purchase, in physical gold or silver bullion. See “Part II – Information Concerning the Trust – Exemptions and Approvals”;

(b)	will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)	will store all physical gold and silver bullion owned by the Trust at the Mint (including at a facility located in Canada leased by the Mint for this purpose) or in the treasury vaults of a Schedule I Canadian chartered bank or an affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold or silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)	will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

(e)	will not purchase, sell or hold derivatives;

(f)	will not issue Trust Units following the Effective Date except: (i) if the net proceeds per Trust Unit to be received by the Trust are not less than 100% of the most recently calculated NAV per Trust Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Trust Unit distribution in connection with an income distribution;

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(g)	will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Mint or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Mint or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Mint or, if the physical gold or silver bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical gold and silver bullion remains unencumbered;

(j)	will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Trust’s duly appointed firm of external auditors, physically audit each bar annually to confirm the bar number;

(k)	will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for specified investment flow-through (“SIFT”) trusts as provided for in section 122 of the Tax Act (the “SIFT Rules”).

Overview of the Gold Sector

Introduction to the Gold Industry and its Participants

The participants in the world gold market may be classified in the following sectors: the mining and producer sector, the banking sector, the official sector, the investment sector and the manufacturing sector.

The mining and producer sector includes mining companies that specialize in gold production, mining companies that produce gold as a by-product of other production (such as copper or silver producers), scrap merchants and recyclers. The banking sector is composed of bullion banks that provide a variety of services to the gold market and its participants, thereby facilitating interactions between other parties. Services provided by bullion banks include traditional banking products as well as physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, mine financing, and gold deposit and loan instruments. The official sector includes the activities of the various central banking operations of gold-holding countries. According to statistics released by the World Gold Council, central banks are estimated to have held approximately 33,259 tonnes of gold reserves as of December 2016. Under the current Central Bank Gold Agreement (the “CBGA”), which was renewed by 19 central banks on August 7, 2009 and took effect on September 26, 2009, 19 central banks have agreed to sell, in total, not more than 400 tonnes per year in the aggregate, and not more than 2,000 tonnes over the life of the five-year agreement. The investment sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge funds and mutual funds to day-traders on futures exchanges and retail level coin collectors. Finally, the manufacturing sector represents all the commercial and industrial users of gold for whom gold is a daily part of their business. The jewellery industry is a large industrial user of gold. Other industrial users of gold include the electronics and dental industries.

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Sources of Gold Supply

Sources of gold supply include both mine production and recycling or mobilizing of existing above-ground stocks. The largest portion of gold supplied into the market annually is from gold mine production. The second largest source of annual gold supply is from gold scrap, which is gold that has been recovered from jewellery and other fabricated products and converted back into marketable gold. From 2000 to 2009, sales by the official sector, which includes central banks, outstripped official sector purchases, creating additional supply of gold into the marketplace. However, since 2010, the official sector has been a net buyer of gold and has thus contributed to the net demand for gold. Net producer hedging accelerates the sale of physical gold and can therefore impact, positively or negatively, supply in a given year.

Mine production

Mine production includes gold produced from both primary deposits and secondary deposits, where the gold is recovered as a by-product metal from other mining activities. Since 2010, the amount of new gold that is mined each year has been substantially lower than the level of physical demand. For example, from 2010 to 2016, new mine production was approximately 78% of the total demand for fabrication and retail investment. The shortfall in total supply has been met by additional supplies from existing above ground stocks, predominantly coming from the recycling of fabricated gold products, official sector sales and net producer hedging.

Gold scrap

Gold scrap is gold that has been recovered from fabricated products, melted, refined and cast into bullion bars for subsequent resale into the gold market. The predominant source of gold scrap is recycled jewellery, the supply of which is largely a function of price and economic circumstances. Other sources of gold scrap include electrical wiring and dental implants.

Official sector sales

Historically, central banks, other governmental agencies and multi-lateral institutions have retained gold as a strategic reserve asset. However, over the past two decades, the official sector has been a net seller of gold to the private sector. According to Gold Fields Mineral Services Ltd. (“GFMS”), the official sector has supplied an average of 442 tonnes of gold per year from 2000 to 2009, inclusive. In 2010, however, the official sector once again became a net purchaser of gold for the first time since 1988. Official sector net purchases of gold have continued in 2011, 2012, 2013, 2014 and 2015. In keeping up with the trend, in 2016, Central Bank net purchases of gold amounted to 383.6 tonnes. Gold’s price performance, safe haven characteristics and concerns over the safety of the major reserve currencies (the dollar, euro and yen) are the primary reasons for this shift. The official sector is expected to continue to play an important role in the dynamics of the gold market.

Net producer hedging

Net producer hedging creates incremental supply in the market by accelerating the timing of the sale of unmined gold. A mining company wishing to protect itself from the risk of a decline in the gold price may elect to sell some or all of its anticipated production for delivery at a future date. A bullion dealer accepting such a transaction will finance it by borrowing an equivalent quantity of gold (typically from a central bank), which is immediately sold into the market. The bullion dealer then invests the cash proceeds from that sale of gold and uses the yield on these investments to pay the gold mining company the premium available on gold for future delivery (the “contango”). When the mining company delivers the gold it has contracted to sell to the bullion dealer, the dealer returns the gold to the lender or rolls the loan forward in order to finance similar transactions in the future. While over time the hedging transactions involve no net increase in the supply of gold to the market, they do accelerate the timing of the sale of gold sold prior to production, which has an impact on the balance between supply and demand at any given time.

Sources of Gold Demand

Demand for gold is driven primarily by demand for jewellery, which is used for adornment and, in much of the developing world, as an investment. Retail investment and industrial applications represent increasingly important, though relatively small, components of overall demand. Retail investment is measured as customer purchases of bars and coins. Gold bonding wire and gold plated contacts and connectors are the two most frequent uses of gold in industrial applications. Gold demand is widely dispersed throughout virtually all countries in the world. While there are seasonal fluctuations in the levels of demand for gold (especially jewellery) in many countries, variations in the timing of such fluctuations in different countries mean that seasonal changes in demand do not have a significant impact on the global gold price.

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Jewellery

The primary source of gold demand is gold jewellery. The motivation for jewellery purchases differs in various regions of the world. In the industrialized world, gold jewellery tends to be purchased purely for adornment purposes, while gold’s attributes as a store of value and a means of saving provide an additional motivation for jewellery purchases in much of the developing world. Price and economic factors, such as available wealth and disposable income, are the primary factors in jewellery demand. Jewellery purchased purely for adornment purposes is generally of lower caratage or purity, but with greater added value in terms of design input and improved finishes. In those parts of the world where the additional motivation of savings or investment applies to the purchase of jewellery (such as Asia, the Indian subcontinent and the Middle East), gold jewellery is generally of higher caratage, and the purchase price more closely reflects the value of the gold contained in each item.

Retail and institutional investment

Retail and institutional investment demand covers coins and bars meeting the standards for investment gold adopted by the European Union, extended to include medallions of no less than 99% purity, and bars or coins which are likely to be worn as jewellery in certain countries. Retail investment is measured as net purchases by the ultimate customer.

Electronics, dentistry and other industrial and decorative applications

Gold bonding wire and gold plated contacts and connectors are the two most frequent uses of gold in electronics. Other uses include high-melting point gold alloy solders and gold thick film pastes for hybrid circuits. In conservative and restorative dentistry, gold is generally alloyed with other noble metals and with base metals for inlay and onlay fillings, crown and bridgework and porcelain veneered restorations. Increasingly, pure gold electroforming is being used for dental repairs. Other industrial applications of gold include the use of thin gold coatings on table and enamel ware for decorative purposes and on glasses used in the construction and aerospace industries to reflect infrared rays. Small quantities are also used in various pharmaceutical applications, including the treatment of arthritis, and in medical implants. Future applications for gold catalysts are in pollution control, clean energy generation and fuel cell technology. In addition, work is under way on the use of gold in cancer treatment.

World Gold Supply and Demand and End-Use Consumption

Gold is a physical asset that is primarily accumulated, rather than consumed. As a result, virtually all the gold that has ever been mined still exists today in one form or another.

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The following table summarizes the historical supply and demand for gold:

World Gold Supply and Demand (January 1, 2015 – December 31, 2016)

			2015				2016				Q4’16 vs Q4’15
	2015	2016	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% chg
Jewellery	2,388.6	2,041.6	598.5	516.0	621.4	652.7	477.9	449.1	492.5	622.0	-5
Technology	332.0	322.5	83.7	83.7	82.9	81.6	76.3	80.0	82.4	83.8	3
Electronics	262.2	254.5	66.3	65.8	65.5	64.6	59.7	62.8	65.1	66.9	4
Other Industrial	50.9	50.0	12.7	13.2	12.8	12.3	12.0	12.7	12.9	12.5	1
Dentistry	18.9	18.0	4.8	4.8	4.7	4.6	4.6	4.6	4.5	4.4	-5
Investment	918.7	1,561.1	283.1	187.4	228.6	219.7	602.2	449.7	335.3	173.9	-21
Total bar and coin demand	1,047.0	1,029.2	257.5	210.4	292.0	287.2	259.9	212.5	189.8	367.0	28
Physical Bar demand	756.7	764.3	191.8	150.8	197.4	216.7	199.9	153.3	138.9	272.2	26
Official Coin	220.2	205.0	51.1	46.0	73.5	49.7	48.7	46.9	34.7	74.8	50
Medals/Imitation Coin	70.1	59.9	14.6	13.6	21.1	20.8	11.3	12.3	16.3	20.0	-4
ETFs & similar products*	-128.3	531.9	25.6	-23.0	-63.4	-67.6	342.3	237.1	145.5	-193.1	—
Central banks & other inst.	576.5	383.6	112.4	127.3	168.0	168.9	105.1	78.7	85.4	114.4	-32
Gold demand	4,215.8	4,308.7	1,077.7	914.4	1,100.9	1,122.8	1,261.5	1,057.5	995.6	994.1	-11
London PM fix, US$/oz	1,160.1	1,250.8	1,218.5	1,192.4	1,124.3	1,106.5	1,182.6	1,259.6	1,334.8	1,221.6	10

Source: World Gold Council.

Operation of the Gold Market

The global trade in gold consists of over-the-counter (“OTC”) transactions in spot, forwards, and options and other derivatives, together with exchange traded futures and options.

Over-the-Counter Market

The OTC gold market includes spot, forward and option and other derivative transactions conducted on a principal-to-principal basis. While this is a global 24-hour per day market, its main centers are London, New York and Zurich. Thirteen members of the London Bullion Market Association (the “LBMA”), the London based trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market, act as OTC market makers, and most OTC market trades are cleared through London. The LBMA plays an important role in setting OTC gold trading industry standards. The LBMA’s “London Good Delivery Lists” identify approved refiners of gold. In the OTC market, gold that meets the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA-acceptable refiner) and appearance set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA are “London Good Delivery Bars”. A London Good Delivery Bar (typically called a “400 ounce bar”) must contain between 350 and 430 fine troy ounces of gold (1 troy ounce = 31.1034768 grams), be of a minimum fineness (or purity) of 995 parts per 1000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar by the fineness of the bar.

London Bullion Market

Although the market for physical gold is distributed globally, most OTC market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists”, which are the lists of LBMA accredited smelters and assayers of gold. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

Twice daily during London trading hours there is a “fix” which provides reference gold prices for that day’s trading. These are referred to as the morning (A.M.) London fix and afternoon (P.M.) London fix. Many long-term contracts will be priced on the basis of either the morning (A.M.) or afternoon (P.M.) London fix, and market participants will usually refer to one or the other of these prices when looking for a basis for valuations. The London fix was replaced with a new system operated by ICE Benchmark Administration on April 1, 2015.

Futures Exchanges

The most significant gold futures exchanges are the COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and the Tokyo Commodity Exchange (“TOCOM”). The COMEX is the largest exchange in the world for trading metals futures and options and has been trading gold since 1974, while the TOCOM has been trading gold since 1982.

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Market Regulation

The global gold markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants. In the United Kingdom, responsibility for the regulation of the financial market participants, including the major participating members of the LBMA, falls under the authority of the United Kingdom’s Financial Services Authority (“FSA”), as provided by the Financial Services and Markets Act 2000 (the “FSM Act”). Under the FSM Act, all U.K.-based banks, together with other investment firms, are subject to a range of requirements, including fitness and properness, capital adequacy, liquidity, and systems and controls. The FSA is responsible for regulating investment products, including derivatives, and those who deal in investment products. Regulation of spot, commercial forwards, and deposits of gold and silver not covered by the FSM Act is provided for by The London Code of Conduct for Non-Investment Products, which was established by market participants in conjunction with the Bank of England.

Participants in the U.S. OTC market for gold are generally regulated by their existing market regulators. For example, participating banks are regulated by the banking authorities. In the United States, Congress created the Commodity Futures Trading Commission (the “CFTC”) in 1974 as an independent agency with the mandate to regulate commodity futures and option markets in the United States. The CFTC regulates market participants and has established rules designed to prevent market manipulation, abusive trade practices and fraud. The CFTC requires that any trader holding an open position of more than 100 lots (i.e., 10,000 ounces) in any one contract month on COMEX must declare his or her identity, the nature of his or her business (hedging, speculative, etc.) and the existence and size of his or her positions.

Market integrity on the TOCOM is preserved by the TOCOM’s authority to perform financial and operational surveillance on its members’ trading activities, scrutinize positions held by members and large scale customers, and monitor the price movements of futures markets by comparing them with cash and other derivative markets’ prices. To act as a Futures Commission Merchant Broker, which is a required certification for a broker that intends to trade in commodities and commodity futures, a broker must obtain a license from Japan’s Ministry of Economy, Trade and Industry METI. METI establishes the rules for operation of TOCOM and administers the exchange and its members through legal requirements and various supervisory functions.

Historical Price Movement and Analysis

Fluctuations in the price of gold are expected to influence the price of the Trust Units. Trust Unitholders should be aware of the historical movements in gold prices and understand what events and forces may have caused these movements to occur. The following chart displays the historical performance of gold.

Source: Bloomberg, December 31, 2016.

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An investment in the Trust will not replicate the performance of spot gold prices, due to the fees and expenses associated with the Trust.

From March 2001 to August 2011, the price of gold had an upward trend. A rapid economic slowdown occurred in the world economy, while stock markets in the United States and other key countries were falling. In addition, the rapid sequence of interest rate cuts in the United States reduced the risk/reward ratio that had previously been experienced by speculators who had been trading in the gold market from the short side. Lower interest rates reduced the available contango, and this reduction, combined with steady prices, meant that such trades became increasingly unattractive. After the first quarter of 2001, some mining companies started to reduce their hedge books, reducing the amount of gold coming onto the market. Political uncertainties and the continuing economic downturn after the attacks of September 11, 2001 added to demand for gold investments.

After a period of consolidation in the latter half of 2011 and first half of 2012, gold prices suffered a period of drastic decline. The Manager believes that the significant decline in gold prices from Q2 2012 to Q4 2015 was unwarranted. Unusually large daily price movements in futures markets, coupled with strong physical demand from customers in Asia and tight mine supply are suggestive of abnormal activity in the gold markets. Indeed, recent investigations by financial regulators into the LBMA gold fixing prices and related price movements in the futures markets give support to that thesis. Generally, risk-averse investors have remained in the gold market. In 2016, the price of gold rebounded as investors returned to the safe-haven metal in response to growing concerns about the consequences of “experimental” central bank policy, excessive global debt levels and currency devaluation.

The Rationale for Investing in Gold

Gold ownership may help to protect a portfolio from inflation, deflation, stagflation, systemic failure, financial collapse and currency devaluation. Investors may purchase gold because of the view that, unlike other investments, gold’s tangible physical properties, negative correlation to other asset classes and use as an inflation hedge provide a way to reduce the risk of a portfolio.

Unlike traditional stocks, bonds and money market instruments, gold is an asset whose price generally is independent of earnings, future growth or promised payments due to its certain physical and tangible properties. These properties allow gold to be converted into other goods and investments, which may provide investors with more immediate liquidity than alternative investments. Unlike paper-backed assets, gold cannot be created at will. Many investors also see gold as a store of value in times of uncertainty and market duress because it generally is independent of country, industry and company specific issues.

Low correlation with other asset classes

Gold’s low historical correlation with other major asset classes has been held to offer an investor the opportunity to diversify across a portfolio’s risk spectrum. Over the long-term, gold has historically retained value more effectively than other asset categories because gold is typically a stronger inflationary hedge. Although gold is a commodity and an investment asset, it tends to move independently of other key asset classes and commodities, especially during times of crisis.

Gold as an investment has demonstrated a sustained, long-term low correlation to the S&P 500 index, widely regarded as the standard for measuring the performance of large-cap U.S. companies. The following table displays gold’s correlation with various equity indices (a value of 1 would indicate a perfect correlation and a value of −1 would indicate a perfect inverse correlation):

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Correlation of Gold Relative to(1)

	1-Year	3-Year	5-Year	10-Year
S&P 500 Index(2)	-0.17	-0.06	-0.85	0.10
S&P/TSX Composite Index(2)	-0.21	0.38	-0.65	0.05
MSCI EAFE Index(2)	0.08	0.16	-0.60	-0.36
US 10yr Treasury	-0.83	-0.18	-0.44	-0.73

Source: Bloomberg, December 31, 2016.

Notes:

(1)	1 indicates a perfect correlation; −1 indicates a perfect inverse correlation. Correlations are calculated using monthly returns.

(2)	The total return numbers for the indices are represented by the following: for the S&P 500, the S&P 500 Total Return Index; for the S&P/TSX Composite Index, the S&P/TSX Composite Total Return Index; for the MSCI EAFE Index, the MSCI EAFE Gross Daily Total Return Index; and for the S&P/TSX Global Gold Index, the S&P/TSX Global Gold Total Return Index.

Use as an inflation and U.S. dollar hedge

Historically, gold has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation. Gold has maintained its long-term value, as measured by purchasing power, more effectively than most currencies and fixed assets. In 1971, the U.S. moved away from the gold standard. As gold prices have generally increased during times of U.S. dollar decline and during inflationary periods, gold may provide a hedge against money creation and purchasing power erosion.

Historically, there is an approximate one-for-one relationship between the price of gold and the general price level in the United States, where a 1% rise in U.S. inflation has resulted in a corresponding 1% rise in the long-term price of gold. However, short-run gold prices have demonstrated much more volatility, and tend to fluctuate in response to any number of changes in the supply and demand forces, along with a number of other factors. These factors include political and financial shocks, as well as short-run changes in the U.S. inflation rate, inflation volatility, credit risk, the U.S. dollar trade weighted exchange rate, the gold lease rate and the relative beta for gold.

Quantitative Easing

Quantitative easing describes monetary policy used to stimulate an economy where interest rates are either at or close to zero. Normally, a central bank stimulates the economy indirectly by lowering interest rates. When it cannot lower interest rates any further, it can attempt to seed the financial system with new money through quantitative easing.

In practical terms, the central bank purchases financial assets, including treasuries and corporate bonds, from financial institutions (such as banks) using money it has created. The creation of this new money is intended to seed the increase in the overall money supply through deposit multiplication by encouraging lending by these institutions and reducing the cost of borrowing, thereby stimulating the economy.

Quantitative easing results in the creation of additional money by the central bank through an increase of the credit in the central bank’s own bank account. Many economists believe that quantitative easing strategies could trigger higher inflation than desired, or even hyperinflation, if improperly used and if too much money is created. As noted above, gold represents an inflationary hedge that investors may seek as a protection against such inflation or hyperinflation.

Since the global financial crisis of 2008-2009, various central banks around the world, notably the U.S. Federal Reserve, the Bank of England, the Bank of Japan, and the European Central Bank, have announced policies that represent forms of “quantitative easing” in order to counter the ongoing effects of the crisis.

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More recently, several central banks around the world have transitioned from ZIRP (zero interest rate policy) to NIRP (negative interest rate policy). This shift has caused several government bond yields to enter the negative territory. This has significantly benefited gold. One of the arguments against owning gold has been its inability to pay an interest and the cost associated with storage and security. However with several major currencies around the world now earning negative interest rates, the argument against gold has started to shift. The Manager has noticed a renewed interest towards gold from a wider audience in recent months as a result.

Overview of the Silver Sector

Introduction to the Silver Industry and its Participants

The participants in the world silver industry may be classified by the following sectors: the mining and producer sector; the banking sector; the investment sector; the fabrication and manufacturing sector; and the official sector.

The mining and producer sector includes mining companies that specialize in silver production, mining companies that produce silver as a by-product of other production (such as lead, zinc, copper or gold), and scrap merchants and recyclers.

The banking sector is composed of bullion banks that provide a variety of services to the silver market and its participants, thereby facilitating interactions between other parties. Services provided by bullion banks include providing traditional banking products as well as mine financing, silver purchases and sales, hedging and risk management, inventory management for both industrial users and consumers and silver leasing.

The investment sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge funds and mutual funds to day traders, as well as retail level coin collectors.

The fabrication and manufacturing sector represents all the commercial and industrial users of silver for which silver is a daily part of their businesses. Industrial applications comprise the largest use of silver.

The jewellery and silverware sector is the second largest, followed by the photographic industry (although the latter has been declining over the past several years as a result of the widespread adoption of digital photography).

Finally, the official sector includes the activities of the various central banking operations of silver holding countries. Unlike gold, there are no official statistics published by the International Monetary Fund, Bank of International Settlements, or national banks on silver holdings by national governments. The main reason for this is that, unlike gold, silver is generally not recognized as a core reserve asset. According to the World Silver Survey 2016, Gold Fields Mineral Services Ltd. (“GFMS”) estimates that, based on proprietary information collected through its research, at the end of 2015 governments held silver bullion stocks totalling 89 million ounces.

Sources of Silver Supply

Sources of silver supply include both mine production and recycling or mobilizing of existing aboveground stocks. The largest portion of silver supplied into the market annually is from mine production. The second largest source of annual silver supply is from silver scrap, which is silver that has been recovered from jewellery, photography and other fabricated products and converted back into marketable silver. Net sales by the official sector were non-existent in 2015. Finally, net producer hedging accelerates the sale of silver and can therefore impact, positively or negatively, supply in a given year.

Mine production

Mine production includes silver produced from both primary deposits and secondary deposits. Secondary deposits refer to mining operations where the silver is recovered as a by-product metal from other mining activities. Since 2000, the amount of new silver mined each year has been substantially lower than the level of physical demand for silver. For example, during the five years from 2011 to 2015 (inclusive), mine production met only 74% of the total demand. The shortfall in total supply has been met by supplies from existing above-ground stocks, predominantly coming from the recycling of fabricated silver products.

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Silver is different from gold in that more than two-thirds of silver mine supply is a by-product of other metal mining (lead, zinc, copper or gold) with primary silver production comprising 30% of global mine output. Thus, a significant portion of annual silver supply can be said to be relatively independent of the price of silver.

The following pie chart depicts silver output by source metal for 2015.

Silver scrap

Silver scrap refers to silver that has been recovered from fabricated products, melted, refined and cast into bullion bars for subsequent resale into the silver market. Silver scrap supply has been decreasing from 261 million ounces in 2011 to 146.1 million ounces in 2015, its lowest level in over a decade. According to the 2016 World Silver Survey, the decrease was due to the impact of thrifting and depleted near to market stockpiles due to low prices.

Official sector sales

Historically, central banks, other governmental agencies and multi-lateral institutions have retained gold and, to a lesser extent, silver strategic reserve assets. While the official sector has been a net seller of silver for several years, from 2006 to 2013 net annual official sector sales declined by 90% to 7.9 million ounces of silver per year and it is estimated that there were no government sales in 2014 and 2015.

Sources of Silver Demand

Silver has significant demand rooted in diverse sectors with traditional, industrial and emerging applications. Silver was one of the earliest metals to be used as a medium of exchange and is one of the world’s most broadly used metals with many practical applications. Silver has a number of unique properties that make it an essential component in several industrial applications. These unique properties restrict silver’s substitution in most applications.

Demand for silver is driven primarily by three uses: (i) industrial; (ii) consumer; and (iii) investment. In addition, net producer hedging can periodically contribute to demand.

Industrial

Silver is used in industrial and manufacturing application due to its strength, malleability and ductility, electrical and thermal conductivity, sensitivity to and high reflectance of light and its ability to endure extreme temperature ranges. Industrial uses of silver can range from high tech applications, including medical equipment, to plumbing hardware. Silver is also used as a catalyst for the manufacture of commonly used chemicals such as ethylene oxide and formaldehyde. Many batteries are also manufactured with silver alloys, due to silver’s superior power-weight characteristics. Recently, however, silver-oxide batteries are being replaced with lithium-ion batteries in cellular phones and lap-top computers, due to environmental and safety concerns. Silver is also used in the manufacturing of mirrors and lenses. Silver’s light reflective ability allows it to be used as an energy efficient glaze and for ultraviolet filtering in eye glasses. Silver paints and coatings are used in circuit boards to utilize silver’s conductive properties and in medical applications due to silver’s anti-bacterial qualities.

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Consumer

Consumer uses of silver, such as the fabrication of jewellery and silverware, use silver’s lustre, resistance to tarnishing and malleability. Silver is a visibly clean, attractive and strong metal ideal for contact with food and mouth. It is one of the most chemically inert of metals and does not react with acids present in fruit, fish and sauces, etc. Hence, it is a popular choice for making tableware (cutlery, flatware and hollowware) for daily use such as dinner knives, forks and spoons, serving dishes, drinking vessels and tea and coffee services.

Investment

Investment demand for silver has increased steadily from 2003, with the most significant investment demand coming from silver exchange traded funds (“ETFs”) and bullion funds. The emergence of these investment vehicles has made it easier to purchase bullion for investors, who traditionally had to rely on purchasing coins and silver bullion directly. The Manager believes that the appeal of silver as a store of value in times of uncertainty and inflation has served as a catalyst for investment demand and growth of these relatively new investment vehicles.

Net producer hedging

Net producer hedging can create incremental supply in the market by accelerating the timing of the sale of un-mined silver. A mining company wishing to protect itself from the risk of a decline in the price of silver may elect to sell some or all of its anticipated production for delivery at a future date. A bullion dealer accepting such a transaction will finance it by borrowing an equivalent quantity of silver, which is immediately sold into the market. The bullion dealer then invests the cash proceeds from that sale of silver and uses the yield on these investments to pay the mining company the premium available on silver for future delivery. When the mining company delivers the silver it has contracted to sell to the bullion dealer, the dealer returns the silver to the lender or rolls the loan forward in order to finance similar transactions in the future. While over time hedging transactions involve no net increase in the supply of silver to the market, they do accelerate the timing of the sale of silver sold prior to production, which has an impact on the balance between supply and demand at any time in the paper marketplace. 2012 saw a shift to producer de-hedging.

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The following table sets forth a summary of the world silver supply and demand from 2006 to 2015:

World Silver Supply and Demand

(million ounces)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Supply
Mine Production	643.4	667.7	684.7	717.3	753.0	757.6	790.8	823.7	868.3	886.7
Net Government Sales	78.5	42.5	30.5	15.6	44.2	12.0	7.4	7.9	—	—
Scrap	207.1	204.2	202.0	201.2	227.5	261.5	255.5	192.1	168.3	146.1
Net Hedging Supply	-11.6	-24.1	-8.7	-17.4	50.4	12.2	-47.1	-34.8	16.8	7.8
Total Supply	917.3	890.3	908.6	916.7	1,075.2	1,043.3	1,006.6	988.9	1,053.3	1,040.6
Demand
Jewelry	174.5	182.3	177.6	176.9	190.0	187.9	185.4	217.8	224.0	226.5
Coins & Bars	50.7	56.1	192.3	91.6	144.4	210.4	160.5	242.1	236.1	292.3
Silverware	62.1	60.2	58.4	53.2	51.6	47.2	43.7	58.8	60.7	62.9
Industrial Fabrication	648.9	661.0	656.8	542.6	650.3	676.3	615.0	619.1	611.2	588.7
of which Electrical & Electronics	242.3	262.5	271.7	227.4	301.2	290.8	266.7	266.0	263.4	246.7
of which Brazing Alloys & Solders	54.7	58.3	61.6	53.6	60.9	62.7	60.6	63.2	66.1	61.1
of which Photography	142.2	117.0	98.2	76.4	67.5	61.2	54.2	50.5	48.5	46.7
of which Photovoltaic*	—	—	—	—	—	75.8	62.9	62.5	63.2	77.6
of which Ethylene Oxide	6.6	7.9	7.4	4.8	8.7	6.2	4.7	7.7	5.0	10.2
of which Other Industrial*	203.1	215.3	217.9	180.4	212.1	179.4	165.8	169.3	165.1	146.4
Physical Demand	936.3	959.6	1,085.1	864.2	1,036.4	1,121.8	1,004.6	1,137.9	1,131.9	1,170.5
Physical Surplus/Deficit	-19.0	-69.3	-176.6	52.5	38.8	-78.5	2.0	-149.0	-78.6	-129.8
ETP Inventory Build	126.8	54.8	101.3	156.9	129.5	-24.0	55.3	2.5	1.5	-17.7
Exchange Inventory Build	-9.0	21.5	-7.1	-15.3	-7.4	12.2	62.2	8.8	-8.8	0.3
Net Balance	-136.8	-145.5	-270.7	-89.2	-83.3	-66.7	-115.5	-160.2	-71.3	-112.5
Silver Price, $ per oz.	11.55	13.38	14.99	14.67	20.19	35.12	31.15	23.79	19.08	15.68

*	Photovoltaic demand included in “Other Industrial” prior to 2011

Source: World Silver Survey 2016.

Operation of the Silver Market

The global trade in silver consists of OTC transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options.

Over-the-Counter Market

The OTC silver market includes spot, forward, and option and other derivative transactions conducted on a principal-to-principal basis. While this is a global, nearly 24-hour per day market, its main centres are London (the biggest venue), New York and Zurich.

Thirteen members of the LBMA, the London-based trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market, act as OTC market-makers, and most OTC market trades are cleared through London. The LBMA plays an important role in setting OTC silver trading industry standards. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction. This is known as an OTC market, as opposed to an exchange-traded environment. Unlike a futures exchange, where trading is based around standard contract units, settlement dates and delivery specifications, the OTC market allows flexibility. It also provides confidentiality, since transactions are conducted solely between the two principals involved.

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In the OTC market, silver that meets the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA-acceptable refiner) and appearance set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA are “London Good Delivery Bars”. A London Good Delivery Bar must contain between 750 ounces and 1,100 ounces of silver with a minimum fineness (or purity) of 999.0 parts per 1,000. A London Good Delivery Bar must also bear the stamp of one of the refiners listed on the LBMA-approved list.

London Bullion Market

Although the market for silver is distributed globally, as noted above most OTC market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists”, which are the lists of LBMA accredited smelters and assayers of silver. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

The London fix for the price of silver ceased to exist after August 14, 2014, as one of the three member banks terminated its participation in the fixing of the silver spot price after that day. The London fix was replaced by the LBMA Silver Price, which is set each day at noon London time through an electronic, auction-based mechanism operated by CME Group Inc. and administered and governed by Thompson Reuters Corp. Currently, five price participants have been accredited by the LBMA to contribute to the LBMA Silver Price through participation in auctions.

Futures Exchanges

The most significant silver futures exchanges are the COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and the TOCOM. Futures exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities. Futures contracts are defined by the exchange for each commodity. For each commodity traded, this contract specifies the precise quality and quantity standards. The contract’s terms and conditions also define the location and timing of physical delivery. An exchange does not buy or sell those contracts, but seeks to offer a transparent forum where members, on their own behalf or on the behalf of customers, can trade the contracts in a safe, efficient and orderly manner. During regular trading hours at COMEX, the commodity contracts are traded through open outcry; a verbal auction in which all bids, offers and trades must be publicly announced to all members. Electronic trading is offered by the exchange after regular market hours. Except for brief breaks to switch between open outcry and electronic trading in the evening and the morning, silver futures trade 24 hours a day, five business days a week.

Market Regulation

The global silver markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants. The major participants in the London bullion market are supervised by the FSA. Under the FSMA and associated rules and regulations, all banks and investment firms in the United Kingdom are subject to a range of requirements relating to capital adequacy, liquidity and systems and controls. Conduct of business in the London bullion market may fall under one of two regimes, depending upon the type of business. The FSA is responsible for (among other things) the conduct of “regulated activities” as defined under the FSMA. For the bullion market, this covers trading in derivatives for investment purposes. The rules applicable to investment firms conducting regulated activities are set out in the FSA’s Handbook of Rules and Guidance—particularly, in the Principles for Business, Market Conduct, Conduct of Business Sourcebook, Senior Management Arrangements, Systems and Controls and Client Assets modules. For derivatives trading in circumstances that are not covered by FSMA, guidelines for the conduct of business are set out in the United Kingdom’s Non-Investment Products Code (“NIPs Code”). Market practitioners representing the foreign exchange, money and bullion markets in conjunction with the Bank of England have drawn up the NIPs Code. The NIPs Code has no statutory underpinning (except where it refers to existing legal requirements), but non-compliance (depending on the circumstances, seriousness, frequency and duration of the incidents) may raise issues such as the integrity or competence of a market participant, which are relevant to the FSA’s authorization requirements (this could be pertinent if the market participant in question is regulated by the FSA).

Participants in the US OTC market for silver are generally regulated by their existing market regulators. For example, participating banks are regulated by the banking authorities. In the United States, Congress created the CFTC in 1974 as an independent agency with the mandate to regulate commodity futures and option markets in the United States. The CFTC regulates market participants and has established rules designed to prevent market manipulation, abusive trade practices and fraud. The CFTC requires that any trader holding an open position that meets the deemed reporting level must declare his or her identity, the nature of his or her business (hedging, speculative, etc.) and the existence and size of his or her positions.

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Market integrity on the TOCOM is preserved by the TOCOM’s authority to perform financial and operational surveillance on its members’ trading activities, scrutinize positions held by members and large scale customers, and monitor the price movements of futures markets by comparing them with cash and other derivative markets’ prices. To act as a Futures Commission Merchant Broker, which is a required certification for a broker that intends to trade in commodities and commodity futures, a broker must obtain a license from Japan’s Ministry of Economy, Trade and Industry, or METI. METI establishes the rules for operation of TOCOM and administers the exchange and its members through requirements of law and various supervisory functions.

In September 2008, the CFTC confirmed that its Division of Enforcement has been investigating complaints of misconduct in the silver market. This investigation is ongoing and the specifics of ongoing investigations remain confidential. All CFTC enforcement inquiries are focused on ensuring that the markets are monitored for manipulation and abusive practices.

Rationale for an Investment in Silver

Fluctuations in the price of silver are expected to influence the price of the units. Investors should be aware of the historical movements in silver prices and understand what events and forces may have caused these movements to occur. The following chart illustrates the changes in spot silver prices from December 31, 2003 through December 31, 2016:

Source: Bloomberg, December 31, 2016.

(1)	The information provided in this chart is historical and should not be taken as an indication of the future price of silver.

From 2002 to 2011, the price of silver generally followed an upward trend due to a number of factors. Among such factors were the decline in the US dollar against other currencies, the poor performance of major equity markets, including in the United States, a surge in investment demand in commodities as an asset class generally, ongoing strength in fabrication demand and the low level of forward selling by mining companies. Looking ahead the Manager believes that ineffective monetary policy, combined with low to negative interest rates will drive continued demand into safe haven assets such as silver resulting in the appreciation of silver prices. From 2011 to 2015, the price of silver was in a general downtrend despite being in a physical supply deficit. Since early 2016, the price of silver has improved in response to renewed investor demand.

Emerging markets

Silver’s numerous industrial uses differentiate it from gold in that it is strongly correlated to global economic growth. Emerging markets growth in recent years has spurred investment for commodities including gold and silver.

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Use as an inflation and U.S. dollar hedge

Historically, silver has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation. Silver, as with gold, has maintained its long-term value, as measured by purchasing power, more effectively than most currencies and fixed assets. As silver prices have generally increased during times of U.S. dollar decline and during inflationary periods, silver may provide a hedge against money creation and purchasing power erosion.

Disconnect between paper and silver bullion markets

The silver spot price is dictated by paper contracts that trade on the COMEX and other major international OTC and futures exchanges. Paper contracts can be purchased “long” or sold “short”. If more participants wish to sell “short” than purchase “long” at a given price, the paper market price for silver will generally decline. These contracts may have little or no relationship with actual silver bullion inventories.

Description of Trust Units

General

The Trust is authorized to issue an unlimited number of Trust Units in an unlimited number of classes and series of a class. Currently, the Trust has issued only one class and series of Trust Units. Each Trust Unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of Trust Units. Trust Units are transferable and redeemable at the option of the Trust Unitholder in accordance with the provisions set forth in the Trust Agreement. All Trust Units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust Units and fractions thereof are issued only as fully paid and non-assessable. Trust Units have no preference, conversion, exchange or pre-emptive rights. Each whole Trust Unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust will not issue additional Trust Units of the class except: (i) if the net proceeds per Trust Unit to be received by the Trust are not less than 100% of the most recently calculated NAV per Trust Unit immediately prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of distribution of Trust Units in connection with an income distribution.

Meetings of Trust Unitholders

At meetings of Trust Unitholders, each Trust Unitholder is entitled to one vote for each whole Trust Unit held by the Trust Unitholder. Meetings of Trust Unitholders will be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the Trust Agreement or applicable laws and for the transaction of such other related matters as the Manager or the Trustee determines. Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement may requisition a meeting of Trust Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee shall, upon the written request of the Manager or the Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, requisition a meeting of Trust Unitholders, provided that in the event of a request to call a meeting of Trust Unitholders made by such Trust Unitholders, the Trustee shall not be obligated to call any such meeting until it has been satisfactorily indemnified by such Trust Unitholders against all costs of calling and holding such meeting. Unless otherwise required by applicable securities, tax or other applicable statutes, regulations, laws or stock exchange rules, the Trust need only hold meetings of Trust Unitholders as described above and is not required to hold annual or other periodic meetings.

Meetings of Trust Unitholders will be held at the principal office of the Trust or elsewhere in the municipality in which its office is located or, if the Manager so determines, at any other place in Canada. Notice of the time and place of each meeting of Trust Unitholders will be given not less than 21 days before the day on which the meeting is to be held to each Trust Unitholder of record at 4:00 p.m. (Toronto time) on the day on which the notice is given. Notice of a meeting of Trust Unitholders will state the general nature of the matters to be considered by the meeting. A meeting of Trust Unitholders may be held at any time and place without notice if all the Trust Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

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A quorum for the transaction of business at any meeting of Trust Unitholders will be at least two Trust Unitholders holding not less than 5% of the outstanding Trust Units on such date present in person or represented by proxy and entitled to vote thereat. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened on the requisition of Trust Unitholders, shall be cancelled but in any other case shall be adjourned to such place and time on a date fixed by the chairman of the meeting not later than 14 days thereafter (which for greater certainty can be at a later time on the date of the originally scheduled meeting) at which adjourned meeting the Trust Unitholders present in person or represented by proxy shall be deemed to constitute a quorum. The chairman at a meeting of Trust Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

At any meeting of Trust Unitholders every person will be entitled to vote who, as of the end of the business day immediately preceding the date of the meeting, is entered in the register of the Trust, unless in the notice of meeting and accompanying materials sent to Trust Unitholders in respect of the meeting a record date is established for persons entitled to vote thereat. If the Exemptive Relief is granted, the Trust is permitted to establish a record date for distributions in accordance with the policies of the TSX and NYSE Arca. See “Part II – Information Concerning the Trust – Exemptions and Approvals”.

Other than as set out above in respect of meetings of Trust Unitholders, for the purpose of determining the Trust Unitholders for the purpose of any action other than as will be provided in the Trust Agreement for valuation, computation and distribution of net income and net realized capital gains, any other additional distributions, and taxes, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of Trust Unitholders or other action, as a record date for the determination of Trust Unitholders entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to receive such distributions or to be treated as Trust Unitholders of record for purposes of such other action, and any Trust Unitholder who was a Trust Unitholder at the time so fixed will be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a Trust Unitholder of record for purposes of such other action, even though the Trust Unitholder has since that date disposed of the Trust Unitholder’s Trust Units and no Trust Unitholder becoming such after that date shall be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a Trust Unitholder of record for purposes of such other action.

At any meeting of Trust Unitholders, any Trust Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Trust Unitholder, provided that no proxy shall be voted at any meeting unless it has been placed on file with the Manager, or with such other agent of the Trust, as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation shall be paid out of the property of the Trust. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them is present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Trust Unit. The instrument appointing any proxy shall be in such form and executed in such manner as the Manager may from time to time determine.

At any meeting of Trust Unitholders every question shall, unless otherwise required by the Trust Agreement or applicable laws, be determined by an ordinary resolution on the question which must be approved by the vote, in person or by proxy, of Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement. See “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – The Trustee – Trust Unitholder Approval”.

Subject to the provisions of the Trust Agreement or applicable laws, any question at a meeting of Trust Unitholders shall be decided by a show of hands unless a poll thereon is required or demanded. Upon a show of hands every person who is present and entitled to vote shall have one vote. If demanded by any Trust Unitholder at a meeting of Trust Unitholders or required by applicable laws, any question at such meeting will be decided by a poll. Upon a poll each person present will be entitled, in respect of the Trust Units which the Trust Unitholder is entitled to vote at the meeting upon the question, to one vote for each Trust Unit held and the result of the poll so taken will be the decision of the Trust Unitholders upon the said question.

A resolution in writing forwarded to all Trust Unitholders entitled to vote on such resolution at a meeting of Trust Unitholders and signed by the requisite number of Trust Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Trust Unitholders in accordance with the Trust Agreement.

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Any resolution passed in accordance with the Trust Agreement will be binding on all Trust Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Trust Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Trust Unitholder voted against such resolution.

Trust Unitholder Liability

The Trust Agreement provides that no Trust Unitholder shall be held to have any personal liability as a Trust Unitholder and no resort shall be had to the Trust Unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation which a Trust Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust’s property and assets are intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, shall use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the Trust Agreement provides that the Manager shall cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Trust Unitholders of claims against the Trust and shall, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Trust Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

Trust Unitholder Reporting

The Manager will forward to Trust Unitholders a copy of the audited annual financial statements of the Trust within 90 days of each fiscal year-end as well as unaudited interim financial statements of the Trust, which will be reviewed by the Trust’s auditors, within 60 days of the end of each six-month interim period. Within 45 days of the end of each fiscal quarter, the Manager will make also available to Trust Unitholders an unaudited quarterly summary of the assets of the Trust and the value of net assets of the Trust as of the end of such quarter.

Calculation of Net Asset Value

The calculation of the value of net assets of the Trust shall be the responsibility of the Manager, who may consult with the Trust’s valuation agent, any investment manager appointed by the Manager, the Trust’s custodians and/or the auditors. Pursuant to a valuation services agreement, the Manager will appoint RBC Investor Services as valuation agent to calculate the value of the net assets of the Trust and the Class Net Asset Value (as hereinafter defined) for each class or series of a class of Trust Units as of 4:00 p.m. (Toronto time) on each Business Day. In addition, the Manager may calculate the value of the net assets of the Trust, the Class Net Asset Value and the NAV per Trust Unit at such other times as the Manager deems appropriate.

Pursuant to the Trust Agreement, the value of the net assets of the Trust will be determined for the purposes of subscriptions and redemptions as of 4:00 p.m. (Toronto time) on each Business Day in U.S. dollars. The value of the net assets of the Trust determined on the last day of each year that is also a valuation date of the Trust will include all income, expenses of the Trust or any other items to be accrued to December 31 of such year and since the last calculation of the NAV or the Class Net Asset Value per Trust Unit, for the purpose of the distribution of net income and net realized capital gains of the Trust to Trust Unitholders.

The value of the net assets of the Trust as of 4:00 p.m. (Toronto time) on each Business Day is the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such date an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Trust Units, if any) as of such date. The value of net assets per Trust Unit is determined by dividing the value of the net assets of the Trust on a date by the total number of Trust Units then outstanding on such date. Subject to directions from the Manager as required, the value of the net assets of the Trust as of the valuation time on a date is determined by the Trust’s valuation agent in accordance with the following:

(a)	The assets of the Trust are deemed to include the following property:

•	all physical gold and silver bullion owned by or contracted for the Trust;

•	all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;

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•	all bills, notes and accounts receivable;

•	all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default; and

•	prepaid expenses.

(b)	The market value of the assets of the Trust shall be determined as follows:

•	the value of physical gold and silver bullion shall be its market value based on the price provided by a widely recognized pricing service as directed by the Manager (as described below) and, if such service is not available, such physical gold and silver bullion shall be valued at prices provided by another pricing service as determined by the Manager in consultation with the valuation agent;

•	the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, is deemed to be the full amount thereof unless the Manager determines that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof is deemed to be such value as the Manager determines to be the fair value thereof;

•	short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

•	the value of any security or other property for which no price quotations are available or, in the opinion of the Manager (which may delegate such responsibility to the Trust’s valuation agent under the valuation services agreement), to which the above valuation principles cannot or should not be applied, will be the fair value thereof determined from time to time in such manner as the Manager (or the Trust’s valuation agent, as the case may be) will from time to time provide; and

•	the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the value of the net assets of the Trust shall be converted to the currency used to calculate the value of the net assets of the Trust by applying the rate of exchange obtained from the best available sources to the Trust’s valuation agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its affiliates.

The Trust expects to use the gold and silver spot price provided by Bloomberg Finance L.P. (“Bloomberg”) under the symbol “XAU CMPN” (USD) and “XAG CMPN” (USD), respectively. According to information received from Bloomberg, “XAU CMPN” (USD) and “XAG CMPN” (USD) are composite prices for gold and silver that are calculated according to a set algorithm by Bloomberg from data provided to Bloomberg by third party contributors. If the Manager deems it necessary, the Manager may determine, without prior notice, that a different widely recognized pricing service should be used to calculate the value of gold and silver bullion set forth in (b)(i) above.

(c)	The liabilities of the Trust shall be calculated on a fair value basis and deemed to include the following:

•	all bills, notes and accounts payable;

•	all fees (including management fees) and administrative and operating expenses and applicable taxes payable and/or accrued by the Trust;

•	all contractual obligations for the payment of money or property, including distributions of net income and net realized capital gains of the Trust, if any, declared, accrued or credited to the Trust Unitholders but not yet paid on the day before the valuation date as of which the value of the net assets of the Trust is being determined;

•	all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and

•	all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding Trust Units.

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For the purposes of determining the market value of any security or property pursuant to paragraph (b) above to which, in the opinion of the Trust’s valuation agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), shall be the fair value as determined in such manner by the Trust’s valuation agent in consultation with the Manager and generally adopted by the marketplace from time to time, provided that any change to the standard pricing principles as set out above shall require prior consultation and written agreement with the Manager. For greater certainty, fair valuing an investment comprising the property of the Trust may be appropriate if:

•	market quotations do not accurately reflect the fair value of an investment;

•	an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded;

•	a trading halt closes an exchange or market early; or

•	other events result in an exchange or market delaying its normal close.

For the purposes of determining the value of physical gold and silver bullion, the Manager relies solely on weights provided to the Manager by third parties. The Manager, the Trustee or the Trust’s valuation agent are not required to make any investigation or inquiry as to the accuracy or validity of such weights.

Portfolio transactions (investment purchases and sales) will be reflected in the first computation of the value of the net assets of the Trust made after the date on which the transaction becomes binding.

The value of the net assets of the Trust and NAV per Trust Unit on any day are deemed to be equal to value of the net assets of the Trust (or per Trust Unit, as the case may be) on such date after accrual of all fees and applicable terms, including management fees, and after processing of all subscriptions and redemptions of Trust Units in respect of such date.

The value of the net assets of the Trust and the NAV per Trust Unit determined by the Manager (or, if so delegated under the valuation services agreement, the Trust’s valuation agent) in accordance with the provisions of the Trust Agreement shall be conclusive and binding on all Trust Unitholders.

The Manager and any investment manager retained by the Manager may determine such other rules regarding the calculation of the value of the net assets of the Trust and the NAV per Trust Unit which they deem necessary from time to time, which rules may deviate from IFRS.

Calculation of Class Net Asset Value and Class Net Asset Value per Trust Unit

(a)	The net asset value for a particular class or series of a class of Trust Units (the “Class Net Asset Value”), as of 4:00 p.m. (Toronto time) on each business day will be determined for the purposes of subscriptions and redemptions in accordance with the following calculation:

•	the Class Net Asset Value last calculated for that class or series of a class; plus

•	the increase in the assets attributable to that class or series of a class as a result of the issue of Trust Units of that class or series of a class or the redesignation of Trust Units into that class or series of a class since the last calculation; minus

•	the decrease in the assets attributable to that class or series of a class as a result of the redemption of Trust Units of that class or series of a class or the redesignation of Trust Units out of that class or series of a class since the last calculation; plus or minus

•	the proportionate share of the net change in non-portfolio assets attributable to that class or series of a class since the last calculation; plus or minus

•	the proportionate share of market appreciation or depreciation of the portfolio assets attributable to that class or series of a class since the last calculation; minus

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•	the proportionate share of the common expenses and applicable taxes of the Trust (other than expenses that are specifically chargeable to a particular class) allocated to that class or series of a class since the last calculation; minus

•	any expenses of the Trust (including management fees) that are specifically chargeable to a particular class or series of a class allocated to that class or series of a class since the last calculation.

(b)	A Trust Unit of a class or series of a class of the Trust being issued or a Trust Unit that has been redesignated as a part of that class or series of a class shall be deemed to become outstanding as of the next calculation of the applicable Class Net Asset Value immediately following the date at which the applicable Class Net Asset Value per Trust Unit that is the issue price or redesignation basis of such Trust Unit is determined and the issue price received or receivable for the issuance of the Trust Unit shall then be deemed to be an asset of the Trust attributable to the applicable class or series of a class.

(c)	A Trust Unit of a class or series of a class of the Trust being redeemed or a Trust Unit that has been redesignated as no longer being a part of that class or series of a class shall be deemed to remain outstanding as part of that class or series of a class until immediately following the valuation date as of which the applicable Class Net Asset Value per Trust Unit that is the redemption price or redesignation basis of such Trust Unit is determined; thereafter, the redemption price of the Trust Unit being redeemed, until paid, shall be deemed to be a liability of the Trust attributable to the applicable class or series of a class and the Trust Unit which has been redesignated shall be deemed to be outstanding as a part of the class or series of a class into which it has been redesignated.

(d)	On any valuation date that a distribution is paid to Trust Unitholders of a class or series of a class of Trust Units, a second Class Net Asset Value will be calculated for that class or series of a class, which will be equal to the first Class Net Asset Value calculated on that valuation date minus the amount of the distribution. The second Class Net Asset Value will be used for determining the Class Net Asset Value per Trust Unit on such valuation date for purposes of determining the issue price and redemption price for Trust Units on such valuation date, as well as the redesignation basis for Trust Units being redesignated into or out of such class or series of a class, and Trust Units redeemed or redesignated out of that class or series of a class as at such valuation date shall participate in such distribution while Trust Units subscribed for or redesignated into such class or series of a class as of such valuation date shall not.

(e)	The Class Net Asset Value per Trust Unit of a particular class or series of a class of Trust Units as at any date is the quotient obtained by dividing the applicable Class Net Asset Value as of such date by the total number of Trust Units of that class or series of a class outstanding at such valuation date. This calculation shall be made without taking into account any issuance, redesignation or redemption of Trust Units of that class or series of a class to be processed by the Trust immediately after the valuation time of such calculation on that valuation date. The Class Net Asset Value per Trust Unit for each class or series of a class of Trust Units for the purpose of the issue of Trust Units or the redemption of Trust Units shall be calculated on each valuation date by or under the authority of the Manager (which may delegate such responsibility to the Trust’s valuation agent under the valuation services agreement) as of the valuation time on every valuation date as fixed from time to time by the Manager, and the Class Net Asset Value per Trust Unit so determined for each class or series of a class will remain in effect until the valuation time as of which the Class Net Asset Value per Trust Unit for that class or series of a class is next determined.

For the purposes of the foregoing disclosure the following capitalized terms have the meanings set forth below:

“Net change in non-portfolio assets” on a date means:

•	the aggregate of all income accrued by the Trust as of that date, including cash dividends and distributions, interest and compensation since the last calculation of Class Net Asset Value or Class Net Asset Value per Trust Unit, as the case may be; minus

•	the common expenses of the Trust (other than expenses that are specifically chargeable to a particular class or series of a class) to be accrued by the Trust as of that date which have been accrued since the last calculation of Class Net Asset Value or Class Net Asset Value per Trust Unit, as the case may be; plus or minus

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•	any change in the value of any non-portfolio assets or liabilities stated in any foreign currency accrued on that date since the last calculation of Class Net Asset Value or Class Net Asset Value per Trust Unit, as the case may be, including, without limitation, cash, accrued dividends or interest and any receivables or payables; plus or minus

•	any other item accrued on that date determined by the Manager to be relevant in determining the net change in non-portfolio assets.

“Proportionate share”, when used to describe (i) an amount to be allocated to any one class or series of a class of the Trust, means the total amount to be allocated to all classes or series of classes of the Trust multiplied by a fraction, the numerator of which is the Class Net Asset Value of such class or series of a class and the denominator of which is the value of the net assets of the Trust at such time, and (ii) a Trust Unitholder’s interest in or share of any amount, means, after an allocation has been made to each class or series of a class as provided in clause (i), that allocated amount multiplied by a fraction, the numerator of which is the number of Trust Units of that class or series of a class registered in the name of that Trust Unitholder and the denominator of which is the total number of Trust Units of that class or series of a class then outstanding (if such Trust Unitholder holds Trust Units of more than one class or series of a class, then such calculation is made in respect of each class or series of a class and aggregated).

The calculation of the value of the net assets of the Trust and the NAV for each class or series of a class of Trust Units as of the valuation time on each valuation date is for the purposes of determining subscription prices and redemption values of Trust Units and not for the purposes of accounting in accordance with IFRS. The value of the net assets of the Trust calculated in this manner will be used for the purpose of calculating the Manager’s and other service providers’ fees and will be published net of all paid and payable fees.

Suspension of Calculation of Net Asset Value Per Unit

During any period in which the right of Trust Unitholders to request a redemption of their units for physical gold and silver bullion and/or cash is suspended, the Manager, on behalf of the Trust, shall direct the Trust’s valuation agent to suspend the calculation of the value of the net assets of the Trust, the NAV, the Class Net Asset Value and the net asset value per unit for each class or series of a class of units. During any such period of suspension, the Trust will not issue or redeem any units. As noted in “Part II – Information Concerning the Trust – Redemption of Units – Suspension of Redemptions”, in the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

Reporting of Net Asset Value

The value of the net assets of the Trust and the NAV will be updated on a daily basis or as determined by the Manager in accordance with the Trust Agreement and will be made available as soon as practicable at no cost on the Trust’s website (www.sprottphysicalgoldandsilvertrust.com) or by calling the Manager at (416) 943-6707 or toll free at 1-866-299-9906 (9:00 a.m. to 5:00 p.m., Toronto time). Information contained in, or connected to, the Manager’s website is not incorporated into, and does not form part of, this Circular.

Market for the Trust Units

The Trust has filed an application to list its Trust Units on the TSX and on NYSE Arca under the symbols “CEF.U” and “CEF”, respectively. Listing on the TSX and NYSE Arca is subject to the Trust fulfilling all of the requirements of the TSX and NYSE Arca, respectively. Since the Trust is a commodity-based trust holding gold and silver bullion, NYSE Arca will be required to file with the SEC a notice of proposed rule change pursuant to Rule 19b-4 under the U.S. Exchange Act in order to effect such a listing. NYSE Arca is expected to submit its proposed rule change pursuant to SEC Rule 19b-4 shortly after the mailing of this Circular. The SEC will publish the proposed rule change in the Federal Register, the daily journal of the United States government. The public will then have an opportunity to review and comment on NYSE Arca’s proposed rule change for a period of 21 days from the date of publication in the Federal Register. The SEC will also review the proposed rule change and indicate within 45 days from publication in the Federal Register whether the rule change has been approved or disapproved or requires further consideration by extending the original 45-day period.

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Redemption of Trust Units

Subject to the terms of the Trust Agreement and the Manager’s right to suspend redemptions in the circumstances described below, Trust Units may be redeemed at the option of a Trust Unitholder in any month for physical gold and silver bullion or cash. All redemptions will be determined using U.S. dollars, regardless of whether the redeemed Trust Units were acquired on NYSE Arca or the TSX. Redemption requests will be processed on the last Business Day of the applicable month.

Redemptions for Physical Gold and Silver Bullion

Subject to the terms of the Trust Agreement, a Trust Unitholder may redeem Trust Units for physical gold and silver bullion, provided the redemption request is for the Minimum Bullion Redemption Amount. Trust Units redeemed for physical gold and silver bullion will have a redemption value equal to the aggregate value of the NAV per Trust Unit of the redeemed Trust Units on the last day of the month on which NYSE Arca is open for trading in the month during which the redemption request is processed. Certain expenses described below will be subtracted from the value of the redeemed Trust Units and the resulting amount the Trust Unitholder will receive (the “Redemption Amount”). The amount of physical gold and silver bullion a redeeming Trust Unitholder is entitled to receive will be determined by the Manager, who will allocate the Redemption Amount to physical gold and silver bullion in direct proportion to the value of physical gold and silver bullion held by the Trust at the time of redemption (each, a “Bullion Redemption Amount”). The quantity of each particular metal delivered to a redeeming Trust Unitholder will be dependent on the applicable Bullion Redemption Amount and the number and individual weight of London Good Delivery bars of that metal that are held by the Trust on the redemption date. A “London Good Delivery bar” of gold weighs between 350 and 430 troy ounces (generally, most bars weigh between 390 and 410 troy ounces). A “London Good Delivery bar” of silver weighs between 750 and 1,000 troy ounces (approximately 23 to 34 kilograms) and usually are approximately 1,000 troy ounces. A redeeming Trust Unitholder may not receive physical gold and silver bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Trust Unitholder will not receive any of that metal. The ability of a Trust Unitholder to redeem Trust Units for physical gold and silver bullion may be limited by the number of London Good Delivery bars held by the Trust at the time of redemption.

Any Bullion Redemption Amount in excess of the value of the London Good Delivery bar or an integral multiple thereof of the particular metal to be delivered to the redeeming Trust Unitholder will be paid in cash, as such excess amount will not be combined with any excess amounts in respect of the other metal for the purpose of delivering additional physical gold and silver bullion.

A Trust Unitholder redeeming Trust Units for gold and silver will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold and silver bullion for Trust Units that are being redeemed and the applicable fees charged by the custodian in connection with such redemption, including but not limited to gold and silver storage in-and-out fees, transfer fees, pallet repackaging fees and pallet banding fees. For delivery in the continental U.S. and Canada, delivery expenses are currently estimated to be $5 per troy ounce of gold and $0.50 per troy ounce of silver at current rates. Current gold storage in-and-out fees are approximately $4 per bar with a minimum charge of $50, transfer fees are approximately $50, repackaging fees are approximately $50 and banding fees (steel) are approximately $2.50 per strap (with banding fees (poly) being approximately $2.00 per strap). Current silver storage in-and-out fees are approximately $5 per bar and transfer fees are approximately $50. All of any such portion of such fees may be subject to applicable sales taxes, such as GST/HST, and the redeeming Trust Unitholder will be solely responsible for the payment of any such applicable sales taxes charged by the custodian in connection with the redemption.

Notwithstanding the foregoing, Trust Unitholders that are constituted and authorized as UCITS or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving physical gold and silver bullion may only redeem Trust Units for cash.

Procedure to Redeem for Physical Gold and Silver Bullion

A Trust Unitholder that owns a sufficient number of Trust Units who desires to exercise redemption privileges for physical gold and silver bullion must do so by instructing his, her or its broker, who must be a direct or indirect participant of CDS or DTC, to deliver to the registrar and transfer agent of the Trust, TSX Trust Company, on behalf of the Trust Unitholder a written notice (the “Bullion Redemption Notice”), of the Trust Unitholder’s intention to redeem Trust Units for physical gold and silver bullion (if the Exemptive Relief is granted, the transfer agent will be permitted to directly accept redemption requests. See “Part II – Information Concerning the Trust – Exemptions and Approvals”). A Bullion Redemption Notice must be received by the transfer agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any Bullion Redemption Notice received after such time will be processed in the next month. Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

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Except as provided under “Part II – Information Concerning the Trust – Redemption of Trust Units – Suspension of Redemptions” below, by instructing a broker to deliver to the transfer agent a Bullion Redemption Notice, the Trust Unitholder will be deemed to have irrevocably surrendered the Trust Unitholder’s Trust Units for redemption and appointed such broker to act as the Trust Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Once a Bullion Redemption Notice is received by the transfer agent, the transfer agent, together with the Manager, will determine whether such Bullion Redemption Notice complies with the applicable requirements including a Minimum Bullion Redemption Amount and contains delivery instructions that are acceptable to the armored service transportation carrier. If the transfer agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, it will provide a notice to such redeeming Trust Unitholder’s broker confirming that the Bullion Redemption Notice was received and determined to be complete.

Any Bullion Redemption Notice delivered to the transfer agent regarding a Trust Unitholder’s intent to redeem Trust Units that the transfer agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or not for a Minimum Bullion Redemption Amount, or in an amount that cannot be satisfied based on the bar sizes of physical gold and silver bullion owned by the Trust shall for all purposes be void and of no effect, and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. If the transfer agent and the Manager determine that the Bullion Redemption Notice does not comply with the applicable requirements, the transfer agent will provide a notice explaining the deficiency to the Trust Unitholder’s broker.

If the Bullion Redemption Notice is determined to have complied with the applicable requirements as set out above, the transfer agent and the Manager will determine on the last Business Day of the applicable month the amount of physical gold and silver bullion and the amount of cash that will be delivered to the redeeming Trust Unitholder. Also on the last Business Day of the applicable month, the redeeming Trust Unitholder’s broker will deliver the redeemed Trust Units to CDS or DTC, as the case may be, for cancellation.

Because London Good Delivery bars vary in weight, the transfer agent and the Manager have some discretion on the amount of physical gold and silver bullion the redeeming Trust Unitholder will receive based on the weight of gold and silver bars owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Trust Unitholder. The amount of physical gold and silver bullion a redeeming Trust Unitholder may be entitled to receive will be determined by the Manager by allocating the Redemption Amount between the applicable Bullion Redemption Amounts in addition to meeting the requirement for a minimum aggregate redemption amount. Once such determination has been made, the transfer agent will inform the broker through which the Trust Unitholder has delivered its Bullion Redemption Notice of the amount of physical gold and silver bullion and cash that the redeeming Trust Unitholder will receive.

Based on instructions from the Manager, the Trust’s bullion custodian will release the requisite amount of physical gold and silver bullion from its custody to the armored transportation service carrier. See “Part II – Information Concerning the Trust – Redemption of Trust Units – Transporting the Gold and Silver from the Bullion Custodian to the Redeeming Trust Unitholder”. If the Exemptive Relief is granted, the Trust will be permitted to pay the redemption price later than three business days after calculating the NAV per Trust Unit. See “Part II – Information Concerning the Trust – Exemptions and Approvals”. Accordingly, and as directed by the Manager, any cash to be received by a redeeming Trust Unitholder in connection with a redemption of Trust Units for physical gold and silver bullion will be delivered or caused to be delivered by the Manager to the Trust Unitholder’s brokerage account within 10 business days after the month in which the redemption is processed.

Transporting the Gold and Silver from the Bullion Custodian to the Redeeming Trust Unitholder

A Trust Unitholder redeeming Trust Units for physical gold and silver bullion will receive the physical gold and silver bullion from the custodian. Physical gold and silver bullion received by a Trust Unitholder as a result of a redemption of Trust Units will be delivered by armored transportation service carrier pursuant to delivery instructions provided by the Trust Unitholder to the Manager, provided that the delivery instructions are acceptable to the armoured transportation service carrier. The armored transportation service carrier will be engaged by or on behalf of, and the costs in connection therewith, will be borne by the redeeming Trust Unitholder. Such physical gold and silver bullion can be delivered: (i) to an account established by the Trust Unitholder at an institution located in North America authorized to accept and hold London Good Delivery bars; (ii) in the United States, to any physical address (subject to approval by the armored transportation service carrier); (iii) in Canada, to any business address (subject to approval by the armored transportation service carrier); and (iv) outside of the United States and Canada, to any address approved by the armored transportation service carrier. Physical gold and silver bullion delivered to an institution located in North America authorized to accept and hold London Good Delivery bars will likely retain its London Good Delivery status while in the custody of such institution; physical gold and silver bullion delivered pursuant to a Trust Unitholder’s delivery instruction to a destination other an institution located in North America authorized to accept and hold London Good Delivery bars will no longer be deemed London Good Delivery once received by the Trust Unitholder.

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Costs associated with the redemption of Trust Units and the delivery of physical gold and silver bullion will be borne by the redeeming Trust Unitholder, and current rates are estimated to be approximately C$5 per troy ounce of gold and C$0.50 per troy ounce of silver for delivery to addresses in the continental United States and Canada. The fee per troy ounce could differ depending on the delivery location. Also, the redeeming Trust Unitholder will be responsible for reimbursing the Trust for fees charged to the Trust by the bullion custodian of the Trust, including but not limited to in-and-out fees and administrative fees. Trust Unitholders interested in redeeming Trust Units for physical gold and silver bullion should contact the Manager for current costs associated with the delivery of such bullion pursuant to the Trust Unitholder’s delivery instructions.

The armored transportation service carrier will receive physical gold and silver bullion in connection with a redemption of Trust Units approximately 10 Business Days after the end of the month in which the redemption notice is processed. Once the physical gold and silver bullion representing the redeemed Trust Units has been placed with the armored transportation service carrier, the bullion custodian of the Trust will no longer bear the risk of loss of, and damage to, such physical gold and silver bullion. In the event of a loss after the physical gold and silver bullion has been placed with the armored transportation service carrier, the Trust Unitholder will not have recourse against the Trust or the bullion custodian of the Trust.

Redemptions for Cash

Trust Unitholders whose Trust Units are redeemed for cash are entitled to receive a redemption price per Trust Unit equal to 95% of the lesser of: (i) the volume-weighted average trading price of the Trust Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the trading price of the Trust Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and (ii) the NAV of the redeemed Trust Units as of 4:00 p.m. (Toronto time) on the last day of such month on which NYSE Arca is open for trading. If the Exemptive Relief is granted, the redemption price will be permitted to be less than 100% of the NAV per Trust Unit. See “Part II – Information Concerning the Trust – Exemptions and Approvals”. Cash redemption proceeds will be transferred to a redeeming Trust Unitholder approximately three Business Days after the end of the month in which such redemption request is processed by the Trust.

Procedure to Redeem for Cash

To redeem Trust Units for cash, a Trust Unitholder must instruct the Trust Unitholder’s broker to deliver a notice to redeem Trust Units for cash (the “Cash Redemption Notice”) to the transfer agent (if the Exemptive Relief is granted, the transfer agent will be permitted to accept redemption requests. See “Part II – Information Concerning the Trust – Exemptions and Approvals”). A Cash Redemption Notice must be received by the transfer agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Cash Redemption Notice received after such time will be processed in the next month. Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

Except as provided under “Part II – Information Concerning the Trust – Redemption of Trust Units – Suspension of Redemptions” below, by instructing a broker to deliver to the transfer agent a Cash Redemption Notice, the Trust Unitholder will be deemed to have irrevocably surrendered the Trust Unitholder’s Trust Units for redemption and appointed such broker to act as the Trust Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Cash Redemption Notice delivered to the transfer agent regarding a Trust Unitholder’s intent to redeem Trust Units that the transfer agent or the Manager determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. For each Cash Redemption Notice, the transfer agent will notify the redeeming Trust Unitholder’s broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

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Upon receipt of the Cash Redemption Notice, the transfer agent and the Manager will determine on the last business day of the applicable month the amount of cash that will be delivered to the redeeming Trust Unitholder. Also on the last business day of the applicable month, the redeeming Trust Unitholder’s broker will deliver the redeemed Trust Units to CDS or DTC, as the case may be, for cancellation.

Canadian Tax Implications of Redemption

Pursuant to the Trust Agreement, the Manager, in its sole discretion, may allocate and, where applicable, designate to a Trust Unitholder who has redeemed Trust Units during a year an amount equal to any net income or net realized capital gains realized by the Trust for the year as a result of the disposition of any of the Trust’s property to satisfy the Bullion Redemption Notice or the Cash Redemption Notice, as the case may be, given by such Trust Unitholder or such other amount that is determined by the Manager to be reasonable. See “Part II – Information Concerning the Trust – Material Income Tax Considerations”.

Suspension of Redemptions

The Manager, on behalf of the Trust, may suspend the right of Trust Unitholders to request a redemption of their Trust Units or postpone the date of delivery or payment of the redemption proceeds (whether physical gold and silver bullion and/or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the Trust Units.

In the event of any such suspension, the Manager will issue a press release announcing the suspension and will advise the Trustee, the Trust’s valuation agent and any other agents appointed by the Manager, as applicable. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Trust Unitholders making such requests will be advised by the Manager of the suspension and that the redemption will be effected at a price determined on the first valuation date that the net asset value per Trust Unit is calculated following the termination of the suspension. All such Trust Unitholders will have, and will be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption. The suspension will terminate in any event on the first business day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager will issue a press release announcing the termination of the suspension and will advise the Trustee, the Trust’s valuation agent and any other agents appointed by the Manager, as applicable. Subject to applicable Canadian and U.S. securities laws, any declaration of suspension made by the Manager, on behalf of the Trust, will be conclusive.

Suspension of Calculation of Net Asset Value Per Unit

During any period in which the right of Trust Unitholders to request a redemption of their Trust Units for physical gold and silver bullion and/or cash is suspended, the Manager, on behalf of the Trust, will direct the Trust’s valuation agent to suspend the calculation of the value of the net assets of the Trust, the NAV, the Class Net Asset Value and the net asset value per Trust Unit for each class or series of a class of Trust Units. During any such period of suspension, the Trust will not issue or redeem any Trust Units. In the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

Responsibility for Operation of the Trust

The Manager

Pursuant to the Trust Agreement and the management agreement between the Trust and the Manager dated as of October 26, 2017 (the “Management Agreement”), the Manager acts as the manager of the Trust. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The general partner is a wholly-owned subsidiary of Sprott, which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott is also the sole limited partner of the Manager. Pursuant to an internal corporate reorganization of Sprott completed on June 1, 2009, the Manager acquired the assets related to Sprott Asset Management Inc.’s portfolio management business. On February 4, 2011 Sprott completed its acquisition of Sprott Global Resource Investments Ltd., Terra Resource Investment Management Inc., and Resource Capital Investments Corp. through its wholly-owned subsidiary Sprott US Holdings Inc. On July 3, 2012, Sprott Inc. completed its acquisition of Toscana Capital Corporation and Toscana Energy Corporation (collectively, the “Toscana Companies”). The Toscana Companies are based in Calgary and provide services and/or capital to oil and gas companies. On July 23, 2013, Sprott completed its acquisition of Sprott Resource Lending Corp.

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As of June 30, 2017, the Manager, together with its affiliates and related entities, had assets under management totalling approximately C$9.3 billion, and provided management and investment advisory services to many entities, including private investment funds, the Sprott mutual funds, the Sprott discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The Manager also acts as manager for the Sprott Gold Bullion Fund, a Canadian public mutual fund that invests in physical gold bullion; Sprott Physical Gold Trust, a public mutual fund that invests in physical gold bullion; Sprott Silver Bullion Fund, a Canadian public mutual fund that invests in physical silver bullion; Sprott Physical Silver Trust, a public mutual fund that invests in physical silver bullion; and Sprott Physical Platinum and Palladium Trust, a public mutual fund that invests in physical platinum and palladium bullion. On August 1, 2017, Sprott announced that it had sold its Canadian diversified asset management contracts to a management-led group, with the second phase of the transaction, being the sale of certain accounts managed by Sprott Private Wealth, expected to closed in the fourth quarter of 2017.

Notes:

(1)	Sprott Asia GP Inc. is the general partner of Sprott Asia LP, which exists under the laws of the Province of Ontario.
(2)	Sprott Korea Corporation exists under the laws of South Korea.
(3)	Sprott Private Wealth GP Inc. is the general partner of Sprott Private Wealth LP (“SPW”), which exists under the laws of the Province of Ontario.
(4)	Sprott Resource Lending is the general partner of the Lending Fund (as defined below) and exists under the federal laws of Canada.
(5)	Sprott Asset Management GP Inc. is the general partner of SAM (as defined below), which exists under the laws of the Province of Ontario.
(6)	Sprott GenPar Ltd. is the general partner of Sprott Opportunities Hedge Fund L.P. and Sprott Resource Credit Strategies Fund. Sprott GenPar Ltd. exists under the laws of the Province of Ontario.
(7)	Toscana Energy Corporation (“TEC”) exists under the laws of the Province of Alberta.
(8)	Sprott Energy Holdco Ltd. exists under the laws of the Province of Alberta.
(9)	SAMGENPAR, Ltd. is the general partner of Sprott Global Resources L.P. and Sprott Privet Fund. SAMGENPAR, Ltd. exists under the laws of the Province of Ontario.
(10)	Sprott U.S. Holdings Inc. was formed to acquire Rule Investment, Inc. (which in turn owns SGRIL (as defined below)), SAM USA (as defined below) and RCIC (as defined below). Sprott U.S. Holdings Inc. exists under the laws of the State of Delaware. RII, SGRIL and SAM USA exist under the laws of the State of California. RCIC exists under the laws of the State of Nevada.
(11)	Sprott Consulting GP Inc. is the general partner of Sprott Consulting LP, which exists under the laws of the Province of Ontario.

The registered office of the Manager is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. Further contact information of the Manager is as follows:

Tel: (416) 943 6707
Fax: (416 943 6497
Email: invest@sprott.com
Website: www.sprott.com
Toll free number: 1-866-299-9906

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The names, places of residence and present positions held by the directors and officers of the Manager and/or of the SAM GP are listed below.

Name and Municipality of Residence	Position with the Manager	Position with SAM GP	Principal Occupation
Peter Grosskopf Toronto, Ontario, Canada	—	Director	Chief Executive Officer and Director of Sprott
Kevin Hibbert Toronto, Ontario, Canada	Chief Financial Officer	Director	Chief Financial Officer and Corporate Secretary of Sprott
John Ciampaglia Toronto, Ontario, Canada	—	President and Director	Chief Executive Officer of the Manager

Mr. Grosskopf has served as the Chief Executive Officer and a director of Sprott since September 7, 2010.

Mr. Hibbert served as the Vice-President, Finance of Sprott from January 2014 to December 4, 2015. Prior thereto, he served as the Director, Finance of the Royal Bank of Canada.

Mr. Ciampaglia has served as the Chief Executive Officer of the Manager since August 1, 2017.

Duties and Services Provided by the Manager

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the Trust Units. The internet address of the website is www.sprottphysicalgoldandsilvertrust.com. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this Circular.

The long-time experience in the gold and silver industries of the Manager, its predecessor, Sprott Asset Management Inc., and its affiliates has permitted them to gain an extensive knowledge base in the business of gold and silver, including buying, selling, valuing, pricing, securing or storing gold, silver or gold or silver-related assets. All physical gold and silver bullion purchased by the Trust is or will be London Good Delivery bars. Based on compliance procedures established by the Manager over time, once the Trust has agreed to purchase gold and silver bars and the order is executed, on delivery each bar is individually checked against its serial number.

Powers and Duties of the Manager

Pursuant to the Trust Agreement and Management Agreement, the Manager will have the full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all clerical, administrative and operational services.

In particular, the Manager has the following responsibilities with respect to the Trust:

(a)	to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such investment objective, strategy and restrictions, provided that the investment objective, strategy and restrictions applicable to the Trust must concur with those set forth in the Trust Agreement or any current disclosure document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such investment objective, strategy and restrictions will be subject to the consent or approval of the Trust Unitholders in the manner provided for in the Trust Agreement;

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(b)	to ensure that the Trust complies with applicable laws, including those relating to the investment of the property of the Trust, the distribution of the Trust Units and applicable stock exchange listing requirements;

(c)	to monitor the performance of the physical gold and silver bullion and other property of the Trust;

(d)	to provide services in respect of the Trust’s daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of Trust Units (including the acceptance and rejection of subscriptions, Bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Bullion Redemption Notices and Cash Redemption Notices to the transfer agent for processing, and any other services not otherwise specifically contemplated by the Trust Agreement;

(e)	to offer Trust Units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of Trust Units, and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of Trust Units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a Trust Unitholder;

(f)	to determine from time to time the form of certificates that will represent the Trust Units;

(g)	to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

(h)	to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in the Trust Agreement and the Management Agreement;

(i)	to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the Trust Unitholders and be responsible for all aspects of the Trust’s relationship with Trust Unitholders, including the preparation for and holding of meetings of Trust Unitholders, and other services for the provision of information to Trust Unitholders;

(j)	to establish general matters of policy and governance of the Trust subject, where specifically provided in the Trust Agreement, to the approval of the Trustee;

(k)	to establish the Trust’s operating expense budgets and to authorize the payment of actual operating expenses incurred;

(l)	to appoint the auditors and to change the auditors of the Trust (with prior consent of the Trustee and IRC and after providing notice to the Trust Unitholders);

(m)	to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each fiscal year;

(n)	to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

(o)	to appoint the custodian to hold the physical gold and silver bullion and RBC Investor Services to hold property of the Trust other than the physical gold and silver bullion, all of which appointments will be subject to the approval of the Trustee and any applicable securities authorities having jurisdiction over the Trust;

(p)	to calculate the value of net assets of the Trust, the NAV, the value of the net assets of a class and the net asset value per Trust Unit of such class in accordance with the Trust Agreement, to appoint the Trust’s valuation agent and to review the valuation of the property of the Trust as calculated by such valuation agent on each business day and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

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(q)	to appoint a transfer agent and distribution disbursing agent (which may be the transfer agent or an affiliate thereof) to make distributions of net income and net realized capital gains and other distributions in accordance with the Trust Agreement and to pay cash redemption proceeds in accordance with the Trust Agreement on behalf of the Trust;

(r)	to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(s)	to apply for listing of the Trust Units on NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate securities regulatory authorities or stock exchanges any other documents that are required or appropriate under relevant securities legislation or stock exchange rules and regulations in respect of the Trust;

(t)	to prepare, execute and file with the appropriate securities regulatory authorities the prospectus or similar offering document, circular, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable securities legislation;

(u)	to prepare, certify, execute and distribute to Trust Unitholders and file with the securities regulatory authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of Trust Units, including such interim financial statements, audited annual financial statements, reports to Trust Unitholders and other disclosure as may be required under applicable securities legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(v)	to determine and compute for distribution purposes the net income and net realized capital gains of the Trust and determine when, to what extent, and in what manner distributions shall be made payable to Trust Unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(w)	to authorize the issuance of additional Trust Units pursuant to the Trust Agreement and the consolidation of the Trust Units outstanding after such a distribution;

(x)	to direct the transfer agent regarding the allotment and issue of Trust Units in accordance with the Trust Agreement;

(y)	to accept or reject any Trust Units tendered for redemption in accordance with the Trust Agreement;

(z)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to Trust Unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit Trust Unitholders to complete their individual tax returns for the preceding year;

(aa)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by applicable laws;

(bb)	as will be set forth in full in the Trust Agreement, within 45 days from the end of each taxable year of the Trust, to provide Trust Unitholders with all information necessary to enable Trust Unitholders or beneficial owners of Trust Units, as applicable, to make a QEF Election, including a completed “PFIC Annual Information Statement”;

(cc)	to use its best efforts to ensure that the Trust qualifies at all times as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;

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(dd)	to keep proper records relating to the performance of its duties as Manager, which records shall be accessible for inspection by the Trustee, its agents, or the Manager’s agents, including any appointed investment managers and the auditors of the Trust, at any time, upon reasonable notice, during ordinary business hours;

(ee)	on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance as will be described in the Trust Agreement;

(ff)	on or before 90 days following December 31 of each year, to provide the Trustee with a certificate of compliance as will be described in the Trust Agreement, and a copy of the audited annual financial statements of the Trust, together with the report of the auditors thereon;

(gg)	to delegate any or all of the powers and duties of the Manager contained in the Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Manager except as will be specifically provided in the Trust Agreement; and

(hh)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Agreement.

The Trust may immediately terminate the Management Agreement if the Manager is, in the opinion of the Trustee, in material default of its obligations under Management Agreement or the Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the Trust Unitholders of the Trust pursuant to the Trust Agreement. In addition, the Trust may immediately terminate the Management Agreement where: (i) the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction); (ii) the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or (iii) the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

The Manager has the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the Trust Unitholders not less than 90 days prior to the date on which such resignation is to take effect. Such resignation will take effect on the date specified in such notice. Notwithstanding the foregoing, no approval of, or notice to, Trust Unitholders is required to be provided by the Manager if a change in manager is the result of a reorganization of the current Manager which does not result in a change of control of the then current Manager. The Manager shall appoint a successor manager of the Trust, and, unless the successor manager is an affiliate of the Manager, such appointment must be approved by Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement. If, prior to the effective date of the Manager’s resignation, a successor manager is not appointed or the Trust Unitholders do not approve of the appointment of the successor manager as will be required under the Trust Agreement, the Trust shall be terminated and dissolved upon the effective date of resignation of the Manager and, after providing for the liabilities of the Trust, the property of the Trust shall be distributed to the Trust Unitholders in accordance with the provisions of the Trust Agreement and the Trustee and the Manager shall continue to act as trustee and manager, respectively, of the Trust until such property of the Trust has been so distributed. See “Part II – Information Concerning the Trust – Termination of the Trust”.

Standard of Care and Indemnification of the Manager

The Manager shall exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

The Manager may employ or engage, and rely and act on information or advice received from auditors, underwriters, other distributors, brokers, depositories, the Mint, custodians, electronic data processors, advisors, lawyers and others and will not be responsible or liable for the acts or omissions of such persons or for any other matter, including any loss or depreciation in the value of the net assets of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care as will be set out in the Trust Agreement in relying on such information or advice. All information provided by the Manager to the Trust or the Trustee will be complete, accurate, and contain no misrepresentations; however, the Manager shall be entitled to assume that any information received from the Trustee, the Mint, the custodian, or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability shall be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to the Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager’s failure to comply with the terms of the Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

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The Manager shall not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust. In the event that the Manager, its partners, employees, associates and affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them shall be under any liability to the Trust or to the Trust Unitholders for so acting.

The Manager, its affiliates and agents, and their respective directors, partners, officers and employees shall at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager’s services provided to the Trust pursuant to the Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such person(s) or entities shall not be indemnified by the Trust where: (i) there has been negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Manager or such person or entity; (ii) a claim is made as a result of a misrepresentation contained in this or in any prospectus or like offering or disclosure document of the Trust or any document filed in connection with the Trust’s periodic filing requirements distributed or filed in connection with the issue of the Trust Units or applicable securities laws; or (iii) the Manager has failed to fulfill its standard of care or its other obligations in accordance with applicable laws or the provisions as will be set forth in the Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such persons or entities they have achieved complete or substantial success as a defendant.

Conflicts of Interest of the Manager

The Manager is responsible for the management, administration and investment management of the portfolio held by the Trust. The Manager provides, and may in the future provide, management and/or investment advisory services to other corporations, limited partnerships or other investment funds or managed accounts in addition to the Trust including, without limitation, the Sprott Gold Bullion Fund and the Sprott Silver Bullion Fund. In the event that the Manager elects to undertake such activities and other business activities in the future, the Manager and its principals may be subject to conflicting demands in respect of allocating management time, services and other functions. The Manager and its principals and affiliates endeavor to treat each client, investment pool and managed account fairly and not to favor one client, investment pool or managed account over another.

To avoid any conflict of interest, or the appearance of a conflict of interest, the Manager has adopted a policy pursuant to which any entity or account that is: (a) managed; or (b) for whom investment decisions are made, directly or indirectly, by a person that is involved in the decision-making process of, or has non-public information about, follow-on offerings of the Trust is prohibited from investing in the Trust, and no such decision-making person is permitted to invest in the Trust for that decision-making person’s benefit, directly or indirectly. In addition, the policy requires that any sales of Trust Units of the Trust owned by such persons must be precleared by the IRC.

In executing its duties on behalf of the Trust, the Manager is subject to the provisions of the Trust Agreement, the Management Agreement and the Manager’s Code of Ethics (a copy of which is available for review upon request at the offices of the Manager), which provide that the Manager will execute its duties in good faith and with a view to the best interests of the Trust and its Trust Unitholders.

Regulation of the Manager

The Manager is registered with the Ontario Securities Commission as an investment fund manager, a portfolio manager, an exempt market dealer and a commodity trading manager. It is also registered as am investment fund manager, portfolio manager and/or exempt market dealer in certain other provinces. The Manager’s operations are subject to the rules, regulations and policies of the Canadian Securities Administrators. The distribution of the securities of the various investment funds managed by the Manager is also subject to regulation under the securities legislation of those jurisdictions where such funds are sold.

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The Manager is subject to regulations that cover all aspects of the securities business, including sales methods, trading practices, use and safekeeping of funds and securities, capital structure, record keeping, conflicts of interest and the conduct of directors, officers and employees. The Ontario Securities Commission, as the Manager’s principal regulator, has jurisdiction over the Manager and its activities and is empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension of registration of the Manager or its directors, officers or employees. The Manager is also subject to rules respecting the maintenance of minimum regulatory working capital and insurance. The Manager regularly reviews its policies, practices and procedures to ensure that they comply with current regulatory requirements and employees are routinely updated on all relevant legal requirements.

The Manager is also subject to Canadian federal and provincial privacy laws regarding the collection, use, disclosure and protection of client information. The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), which is the Canadian federal privacy legislation governing the private sector, requires that organizations only use personal information for purposes that a reasonable person would consider appropriate in the circumstances and for the purposes for which it is collected. The Trust complies with the applicable requirements of PIPEDA and all applicable provincial personal information laws. The Manager, on behalf of the Trust, collects personal information directly from the investors or through their financial advisor and/or dealer in order to provide such investor with services in connection with their investment, to meet legal and regulatory requirements and for any other purposes to which such investor may consent.

The Manager does not sell, lease, barter or otherwise deal with personal information collected by it with third parties. The Manager carefully safeguards all personal information collected and retained by it and, to that end, restricts access to personal information to those employees and other persons who need to know the information to enable the Manager to provide its services. Employees are responsible for ensuring the confidentiality of all personal information they may access. Annually, each of the Manager’s employees is required to sign a code of conduct, which contains policies on the protection of personal information.

The Trustee

RBC Investor Services is the trustee of the Trust pursuant to the Trust Agreement. The Trustee is a trust company existing under the laws of Canada. The Trustee has authority to delegate the performance of custody functions to sub-custodians who are members of its international custody network or, with the consent of the Manager, to other persons.

In general, the Trustee, subject only to the specific limitations contained in the Trust Agreement, has the full, absolute, and exclusive power, control and authority over the Trust’s property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the investment objectives, strategies or restrictions of the Trust.

Specifically, the Trustee has and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)	to hold the property of the Trust other than the physical gold and silver bullion that it may acquire exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b)	to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, physical gold and silver bullion and to retain the same in trust in its capacity as Trustee; provided, however, that the Trustee shall have no responsibility for the custody, authenticity or validity of title of any property of the Trust consisting of such physical gold and silver bullion held by the Mint including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c)	with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other property of the Trust (other than the Trust’s physical gold and silver bullion) of a kind permitted pursuant to the Trust’s investment objective, strategy and restrictions and to hold and retain the same in trust in its capacity as Trustee;

(d)	to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of property of the Trust held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its affiliates;

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(e)	to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any property of the Trust held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f)	to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee shall not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

(g)	subject to applicable securities legislation, to lend money whether secured or unsecured;

(h)	to exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any property of the Trust at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any property of the Trust which it may so acquire and generally to exercise any of the powers of any owner with respect to property of the Trust, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with the Trust Agreement, the Trustee shall take no action;

(i)	to vote personally, or by general or by limited proxy, any property of the Trust which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any property of the Trust held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the voting materials forwarded to it in accordance with the Trust Agreement, the Trustee shall take no action;

(j)	to incur and pay out of the property of the Trust held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the management fee, fees payable to the custodians, the valuation agent, and the registrar and transfer agent, custodian settlement fees, any expenses related to the implementation and ongoing operation of an IRC under applicable Canadian securities legislation, brokerage fees and commissions, applicable taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes under the Trust Agreement;

(k)	to renew or extend or participate in the renewal or extension of any property of the Trust held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any property of the trust or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any property of the Trust, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefor and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l)	to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers granted under the Trust Agreement, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

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(m)	in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against the property of the Trust held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing will be paid out of the property of the Trust and shall constitute a charge against the property of the Trust until paid;

(n)	to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit property of the Trust held by it at any time with the counterparty as margin and to grant security interest therein;

(o)	to deposit any property of the Trust, including securities and documents of title held by it under the Trust Agreement, with the custodian, including the Trustee, any of its affiliates, a sub-custodian appointed by the Trustee or a depository;

(p)	to employ in respect of the Trust such lawyers, auditors, advisors, agents or other person as the Trustee may deem necessary from time to time for the purpose of discharging its duties under the Trust Agreement and to pay out of the Trust their reasonable expenses and compensation;

(q)	to issue Trust Units for consideration and redeem Trust Units as will be set forth in the Trust Agreement;

(r)	to dispose of any property of the Trust for the purpose of paying obligations of the Trust or for repaying any loan authorized under the Trust Agreement, and the Trustee shall give prompt notice to the Manager of any such disposition;

(s)	to hold such portion of the property of the Trust held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its affiliates or with a chartered bank or other depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(t)	to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as specifically provided in the Trust Agreement; and

(u)	to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned under the Trust Agreement, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust established under the Trust Agreement.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

The following powers set forth above shall only be exercised by the Trustee on the direction of the Manager: subsections (b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n), and (q), and with respect to subsection (n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible under the Trust Agreement, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

The Trustee may, in its sole discretion, appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, the Trustee may:

(a)	purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise);

(b)	use in other capacities, knowledge gained in its capacity as Trustee, provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the property of the Trust or the Trust Units;

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(c)	retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

(i)	hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

(ii)	hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and

(d)	provide financial, investment or brokerage services related to any securities which form part of the property of the Trust or to the issuer of any securities forming part of the property of the Trust, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed above, all without being liable to account therefor and without being in breach of the trust established under the Trust Agreement.

Standard of Care and Indemnification of the Trustee

Pursuant to the Trust Agreement, the Trustee is required to exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

The Trust Agreement provides that the Trustee shall:

(a)	be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper person or persons;

(b)	be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(c)	not be responsible or liable except as provided in accordance with the Trust Agreement for:

(i)	the proper application by any Trust Unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such Trust Unitholder as provided in the Trust Agreement;

(ii)	the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a Trust Unitholder;

(iii)	the compliance by any Trust Unitholder with the rules under the Tax Act or any applicable laws including limits on investments in non-Canadian securities;

(iv)	the validity of title to any Trust, property or assets which the Trustee did not arrange itself to have registered;

(v)	any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or any part of the Trust property or assets are held or which has jurisdiction over the Trustee, the Manager or the Trust;

(vi)	any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for in the Trust Agreement, in whole or in part;

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(vii)	any ongoing monitoring of the investment objectives, strategies or restrictions of the Trust as set out in the Trust Agreement or any risk factor whatsoever related thereto;

(viii)	any property of the Trust which it does not hold or which is not directly controlled by it, its affiliates or its appointed agents (including any sub- custodians), including any assets pledged or loaned to a third party or any gold or silver bullion of the Trust held by the bullion custodian of the Trust; or

(ix)	any compliance, reporting or filings in accordance with applicable securities legislation or U.S. tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the additional trustee duties.

The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust’s auditors, lawyers or other professional advisors of the Trust and shall not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as Trustee of the Trust and the Trustee acted in good faith in relying thereon.

In addition, the Trustee shall in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any appointed instrument manager, any custodian of the physical gold and silver bullion (if not the Trustee), any custodian of the other assets of the Trust (if not the Trustee), the Trust’s valuation agent (if not the Trustee), the Trust’s transfer agent (if not the Trustee), or any person or organization to whom its responsibilities are delegated pursuant to the Trust Agreement.

The Trustee shall not be liable to the Trust or to any Trust Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above. In no event shall the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

Except to the extent that any such claim has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set forth above, the Trustee, its affiliates, nominees and agents and each of their respective directors, officers and employees shall at all times be indemnified and held harmless by the Trust and to the extent that the property of the Trust is insufficient for such purpose, by the Manager, from and against:

(a)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee’s duties as Trustee, and

(b)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

The commencement of formal legal proceedings will not be a precondition for indemnification under the Trust Agreement.

Except to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set forth above, with respect to any references in the Trust Agreement to: (i) distributions being at the discretion of the Trustee acting on the direction of the Manager; or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Trust’s investment objective, strategy, and investment and operating restrictions, together with any duties, obligations or responsibilities related thereto, referred to herein as the additional trustee duties, the Manager agrees that:

(a)	the Trustee will not have any liability with respect to such additional trustee duties; and

(b)	in addition to the foregoing indemnity provided to the Trustee under the Trust Agreement, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for:

(i)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the additional trustee duties; and

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(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such additional trustee duties, that arise or result from any conflict between such additional trustee duties and the Trustee’s defined duties, obligations and responsibilities as will be set out in the Trust Agreement (excluding such additional trustee duties) and agreed upon by the Manager.

From time to time, in order to provide services to the Manager pursuant to the Trust Agreement, the Trustee may be required to engage sub-custodians in certain markets that the Trustee has identified as being high risk and designated as “Designated Markets” in the Trust Agreement. The Trust Agreement will contain a list of such Designated Markets, which the Trustee may amend from time to time, subject to the Manager’s ability to raise any concerns about markets to be added to such list. Currently, the list contains the following ten Designated Markets: Argentina, Bosnia and Herzegovina, Lebanon, Nigeria, Pakistan, Russia, Serbia, Ukraine, Uruguay, and Vietnam. Pursuant to the Trust Agreement, a Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of the Trust Agreement. Notwithstanding the aforementioned, the Trustee will continue to accept responsibility for the selection and ongoing monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. The Manager and any investment manager the Manager engages for the Trust will be responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of the Trust’s property in all markets in which such property is located from time to time. The Trustee currently does not intend to engage sub-custodians in these markets.

Resignation or Removal of the Trustee and Successor Trustees

The Trustee or any successor trustee may resign as Trustee of the Trust created by the Trust Agreement by giving notice to the Trust Unitholders and to the Manager not less than ninety days prior to the date when such resignation shall take effect. Such resignation shall take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation will take effect immediately upon the appointment of such successor trustee.

The Trustee may be removed by the Manager at any time by notice to the Trustee and the Trust Unitholders not less than ninety days prior to the date that such removal is to take effect; provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with the Trust Agreement.

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy occurs in the office of Trustee, a successor trustee shall forthwith be appointed by the Manager to fill such vacancy. Following such appointment of a successor trustee, the Trustee shall execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust property and assets (other than the Trust’s physical gold or silver bullion) held in the Trustee’s name to the successor trustee, and shall account to the Manager for all of the Trust property and assets which the Trustee retains as trustee and shall thereupon be discharged as trustee.

In the event that the Manager fails to appoint a successor to the Trustee, the Trust shall be terminated and dissolved upon the effective date of the resignation or removal of the Trustee and, after providing for liabilities of the Trust, the Trust’s property and assets shall be distributed to the Trust Unitholders in accordance with the Trust Agreement. The Trustee shall continue to act as trustee of the Trust until such Trust, property and assets have been so distributed. Fees and expenses of the Trustee will be a charge, to the extent permitted by applicable law, on the Trust property and assets or the interests of the Trust Unitholders to secure payment thereof. See “Part II – Information Concerning the Trust – Termination of the Trust”.

Amendments to the Trust Agreement

Any provision of the Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to Trust Unitholders, if the amendment, in the opinion of counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified below under “Trust Unitholder Approval”. Notwithstanding the foregoing, no amendment may be made which adversely affects the pecuniary value of the interest of any Trust Unitholder or restricts any protection provided to the Trustee or increases the responsibilities of the Trustee under the Trust Agreement.

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The Trust Agreement may also be amended by the Manager without the approval of, or notice to, Trust Unitholders for the following purposes:

(a)	to remove any conflicts or other inconsistencies which may exist between any terms of the Trust Agreement and any provisions of any applicable law affecting the Trust;

(b)	to make any change or correction in the Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(c)	to bring the Trust Agreement into conformity with applicable laws, rules and policies of securities regulatory authorities, stock exchanges on which the Trust Units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any Trust Unitholder;

(d)	to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain the status of the Trust as a “mutual fund trust” for the purposes of the Tax Act; or

(e)	to provide added protection or benefit to Trust Unitholders.

Trust Unitholder Approval

Certain matters relating to the Trust require approval by the Trust Unitholders. Such approval may be given at a meeting duly called for that purpose or by written resolution pursuant to the Trust Agreement in either instance. Any provision of the Trust Agreement may be amended, deleted, expanded or varied with the approval of the Trust Unitholders for the following purposes by resolution passed by an ordinary resolution, which must be approved by the vote, in person or by proxy, of Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of Trust Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, other than items (a), and (b), which require approval of Trust Unitholders by an extraordinary resolution, which must be approved by the vote, in person or by proxy, of Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of Trust Unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement:

(a)	a change in the fundamental investment objective of the Trust;

(b)	a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with applicable laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the Trust Units are listed;

(c)	any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Trust Unitholders by the Trust or the Manager in connection with the holding of Trust Units which could result in an increase in charges to the Trust or to its Trust Unitholders other than a fee or expense charged by a person that is at arm’s length to the Trust and the Trust has provided written notice to Trust Unitholders no later than 60 days before the effective date of such change;

(d)	the introduction of a fee or expense to be charged to the Trust or directly to its Trust Unitholders by the Trust or the Manager in connection with the holding of Trust Units which could result in an increase in charges to the Trust or to its Trust Unitholders;

(e)	a reduction in the frequency of calculating the value of net assets of the Trust, the NAV, the value of the net assets of a class or the net asset value per Trust Unit of a class;

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(f)	a change in the Manager, unless the successor manager is an affiliate of the current Manager or the successor manager occurs primarily as a result of a reorganization of the current Manager;

(g)	the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if (A) the Trust ceases to continue after the reorganization or transfer of assets, and (B) the transaction results in the unitholders becoming Trust Unitholders in the other investment fund, unless (i) the IRC has approved the change in accordance with NI 81-107, (ii) the Trust is being reorganized with, or its assets are being transferred to, another investment fund to which NI 81-102 and NI 81-107 apply and that is managed by the Manager or its affiliate, (iii) the reorganization or transfer of assets of the Trust complies with the criteria set forth in NI 81-102, and (iv) the disclosure documents disclose that, although the approval of Trust Unitholders will not be obtained before making the change, Trust Unitholders will be sent a written notice at least 60 days before the effective date of the change;

(h)	the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if (A) the Trust continues after the reorganization or acquisition of assets, (B) the transaction results in the Trust Unitholders of the other investment fund becoming Trust Unitholders in the Trust, (C) the transaction would be a material change to the Trust; or

(i)	to create one or more new classes or series of Trust Units and make consequential amendments to the Trust Agreement.

Any reorganization or transfer of assets pursuant to clause (g) or (h) above, including a transaction approved by the IRC pursuant to clause (g)(B), must satisfy the following criteria:

(a)	the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for Trust Unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. Trust Unitholders and for unitholders of the other investment fund;

(b)	the investment fund with which the Trust is reorganized or which receives the Trust’s assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(c)	the investment fund surviving the reorganization or transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year; (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to make a QEF Election and to comply with any reporting or other requirements incident to such election; and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury regulations.

In addition, any material amendment, modification or variation in the provisions of, or rights attaching to, a particular class or series of a class of Trust Units must be approved by an extraordinary resolution, being approval of Trust Unitholders holding Trust Units representing in aggregate not less than 66⅔% of the value of the net assets of that class or series of class of Trust Units, as the case may be.

The approval of the Trustee is required for any amendment to the Trust Agreement if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the Trust Agreement.

The auditors of the Trust may not be changed by the Manager unless the IRC has approved the change of auditors in accordance with applicable Canadian securities legislation, and written notice will be sent to Trust Unitholders and the Trustee no later than 60 days before the effective date of the change of auditors.

Notice of any amendment to the Trust Agreement will be given in writing to Trust Unitholders, and any such amendment shall take effect on a date specified therein and not less than 60 days after notice of the amendment is given to Trust Unitholders, except that the Manager and the Trustee may agree that any amendment will become effective at an earlier date if in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Trust Unitholder.

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Custodians

Custodian for the Trust’s Physical Gold and Silver Bullion

The initial custodian for the Trust’s physical gold bullion and silver bullion is CIBC located at Commerce Court West, 199 Bay St., Toronto, Ontario M5L 1A2. The Trust’s physical gold and silver bullion will initially be stored with CIBC unencumbered, fully allocated and physically separated in its Class 3 vaults. The bullion custodian will be responsible for and will bear all risk of the loss of, and damage to, the Trust’s physical gold and silver bullion that is in its or its sub-custodian’s custody, subject to certain limitations based on events beyond the bullion custodian’s control. Please see the CFCL AIF for additional information about the custodian services that will be provided to the Trust by CIBC upon the completion of the Arrangement.

The Manager, with the consent of the Trustee and subject to Sprott’s obligations under the Arrangement Agreement, may determine to change the custodial arrangements of the Trust and appoint the Mint as the bullion custodian of the Trust. Please see Appendix J to this Circular for disclosure about the Mint and its custodial services.

Custodian for the Trust’s Assets Other Than Physical Gold and Silver Bullion

RBC Investor Services acts as the custodian of the Trust’s assets other than physical gold and silver bullion pursuant to the Trust Agreement. As compensation for the custodial services rendered to the Trust, RBC Investor Services receives such fees as mutually agreed upon with the Manager from time to time, currently approximately $2,500 per year. These fees are paid by the Trust out of the cash reserve held for ongoing expenses and cash redemptions. RBC Investor Services is responsible for the safekeeping of all of the assets of the Trust delivered to it and acts as the custodian of such assets. The Manager, in accordance with applicable law and with the consent of the Trustee, will have the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians. RBC Investor Services carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust’s assets. The Trust Agreement does not require RBC Investor Services to carry insurance in connection with any claims the Trust or Trust Unitholders may have against RBC Investor Services in its capacity as custodian of the Trust’s assets.

Pursuant to the Trust Agreement, the Trustee is granted a security interest over the Trust’s assets (other than physical gold and silver) in the Trustee’s custody, as collateral for payment and performance of the Trust’s obligations under the Trust Agreement.

Auditors

KPMG LLP was appointed as the Trust’s auditors effective as of October 26, 2017 in respect of the financial year of the Trust commencing on such date. KPMG LLP’s principal office is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5.

The auditors will annually audit the financial statements of the Trust to determine whether they fairly represent, in all material respects, the Trust’s financial position, results of operations and changes in equity and cash flows in accordance with IFRS. The auditors will also attend a count of the physical gold and silver bullion owned by the Trust on an annual basis.

Transfer Agent and Registrar

Pursuant to a transfer agent, registrar and disbursing agent agreement to be entered into between TSX Trust Company and the Manager, TSX Trust Company will be appointed as the transfer agent and registrar for the Trust Units. TSX Trust Company’s principal office is located at 301-100 Adelaide St. W, Toronto, Ontario, Canada M5H 4H1, and the register of Trust Units will be kept at such address.

The transfer agent, registrar and disbursing agent agreement to be entered into may be terminated by either party to such agreement on 60 days’ notice in writing being given to the other at the address set out in such agreement or at such other subsequent address of which notice has been subsequently given. Notwithstanding the foregoing, the transfer agent, registrar and disbursing agent agreement may be terminated by TSX Trust Company on 30 days’ notice in writing to the Trust in the event the Trust refuses or fails to pay an invoice for fees and expenses, or other demand for payment issued or made pursuant to such agreement by TSX Trust Company, within 60 days of the original invoice or demand.

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TSX Trust Company will receive fees for the transfer agent and registrar-related services provided to the Trust.

Valuation Agent

RBC Investor Services Trust was appointed as valuation agent of the Trust pursuant to a valuation services agreement between the Manager and RBC Investor Services as valuation agent dated as of October 26, 2017. The valuation agent is responsible for providing valuation services to the Trust and calculates the value of the net assets of the Trust and NAV pursuant to the terms of the valuation services agreement. See “Part II – Information Concerning the Trust – Calculation of Net Asset Value”.

In carrying out its duties as valuation agent, the valuation agent is required to exercise the powers and discharge the duties of its office honestly and in good faith and, in connection therewith, must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Except to the extent any liability arises directly out of the negligence, willful misconduct or lack of good faith of the valuation agent, the valuation agent is not be liable for any act or omission in the course of, or connected with, rendering the services under the valuation services agreement or for loss to, or diminution of, the Trust’s property. In no event will the valuation agent be liable for any consequential or special damages including, but not limited to, loss of reputation, goodwill or business. The Manager will indemnify and hold harmless the valuation agent, its affiliates and agents, and their respective directors, officers, and employees from and against all taxes, duties, charges, costs, expenses, damages, claims, actions, demands and any other liability whatsoever to which any such persons or entities may become subject, including legal fees, judgments and amounts paid in settlement in respect of anything done or omitted to be done in connection with the valuation services provided under the valuation services agreement, except to the extent incurred as a result of the negligence, willful misconduct or lack of good faith of the indemnified party. Notwithstanding the foregoing, the liability of the valuation agent under the valuation services agreement will in no event exceed the aggregate amount of fees received by the valuation agent from the Manager with respect to the services provided during the immediately preceding twelve months.

The valuation services agreement provides that it may be terminated by either party without penalty at any time by providing to the other party 60 days’ prior written notice of such termination unless the parties mutually agree in writing to a different period. Either party may terminate the valuation services agreement immediately upon notice in the event that either party is declared bankrupt or will be insolvent, the assets or the business of either party become liable to seizure or confiscation by a public or governmental authority, or the Manager’s power and authority to act on behalf of, or to represent, the Trust has been revoked, terminated or is otherwise no longer in full force and effect.

The valuation agent receives fees for the valuation services provided to the Trust.

Principal Holders of Securities

Prior to the completion of the Arrangement, the Trust has issued on October 26, 2017 one Trust Unit in connection with the formation of the Trust. This Trust Unit is owned by the settlor of the Trust, Ahsan Ahmed, and will be presented for cancellation upon the completion of the Arrangement. No other Trust Units have been issued by the Trust.

Trust Governance

The Manager has established appropriate policies, procedures and guidelines to ensure the proper management of the Trust. The systems implemented monitor and manage the business and sales practices, risks and internal conflicts of interest relating to the Trust while ensuring compliance with regulatory and corporate requirements.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, the Trust is permitted to follow certain corporate governance rules of its home country in lieu of the corporate governance rules of NYSE Arca. The Trust complies with the applicable corporate governance rules of NYSE Arca except that the Trust’s corporate governance practices deviate with respect to its quorum and annual Trust Unitholder meeting requirements, which comply with the applicable trust laws of the Province of Ontario, Canada.

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IRC

In accordance with applicable Canadian securities legislation, the Manager has established an IRC for all mutual funds and non-redeemable investment funds managed by the Manager or any of its affiliates, which includes the Trust. The IRC is composed of three members, each of whom is independent of the Manager and its affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an IRC member’s judgment.

The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager may be subject when managing the mutual funds and non-redeemable investment funds managed by the Manager. The Manager will refer all conflict of interest matters to the IRC for its review and/or approval. The Manager will establish a written charter for the IRC, which includes its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager will maintain records in respect of these matters and will provide assistance to the IRC in carrying out its functions. The IRC will conduct regular assessments and will provide reports, at least annually, to the Trust and to Trust Unitholders in respect of its functions. The report prepared by the IRC will be made available on the Trust’s website (www.sprottphysicalgoldandsilvertrust.com) or, at a Trust Unitholder’s request, sent to the Trust Unitholder at no cost.

The IRC:

(a)	will review and provide input on the Manager’s written policies and procedures that deal with conflict of interest matters;

(b)	will review conflict of interest matters referred to it by the Manager and will make recommendations to the Manager regarding whether the Manager’s proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(c)	will consider and, if deemed appropriate, approve the Manager’s decision on a conflict of interest matter that the Manager refers to the IRC for approval; and

(d)	will perform such other duties as may be required of the IRC under applicable Canadian securities legislation.

All fees and expenses of the IRC incurred in connection with its duties with respect to the Trust will be paid by the Trust and the IRC will have the authority to retain, at the expense of the Trust, independent counsel or other advisors if the IRC deems it appropriate to do so. The members of the IRC are indemnified by the Trust, except in cases of willful misconduct, bad faith, negligence or breach of their standard of care.

The current members of the IRC and their principal occupations are as follows:

Name and Municipality of Residence	Principal Occupation
Lawrence A. Ward Toronto, Ontario, Canada	Consultant

W. William Woods Toronto, Ontario, Canada	Consultant

Eamonn McConnell Toronto, Ontario, Canada	Consultant

Fees and Expenses

This table lists the fees and expenses that the Trust will pay for the continued operation of its business and that Trust Unitholders may have to pay if they invest in the Trust. Payment of these fees and expenses will reduce the value of the Trust Unitholders’ investment in the Trust. The Trust Unitholders will have to pay fees and expenses directly if they redeem their units for physical gold bullion.

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Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fee:	The Trust shall pay the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust Agreement), plus any applicable Canadian taxes (such as GST/HST). The management fee will be calculated and accrued daily and will be payable monthly in arrears on the last day of each month.

Operating Expenses:

The Trust will be responsible for paying the filing and listing fees of the applicable securities authorities and stock exchanges, the fees and expenses payable to the transfer agent.

Except as otherwise described in this Circular and subject to the expense cap described below, the Trust will be responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any investment manager, the custodian, RBC Investor Services as custodian, any sub-custodians, the transfer agent and the valuation agent of the Trust; transaction and handling costs for the physical gold and silver bullion; storage fees for the physical gold and silver bullion; custodian settlement fees; counterparty fees; legal, audit, accounting, bookkeeping and record keeping fees and expenses; costs and expenses of reporting to Trust Unitholders and conducting Trust Unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of Trust Units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and ongoing operation of the IRC of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust.

Other Fees and Expenses:	The Trust will be responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the bullion custodian, RBC Investor Services as non-bullion custodian, any sub-custodians, the transfer agent or the valuation agent and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

Expense Cap:

The Manager will contractually agree that, if the expenses of the Trust, including the management fee, at the end of any month, exceed an amount equal to 1/12 of 0.65% of the value of net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or payable to the Manager in future months.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, any applicable sales taxes, such as GST/HST, and withholding taxes, and any extraordinary expenses of the Trust.

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Fees and Expenses Payable Directly by Trust Unitholders

Type of Fee	Amount and Description
Redemption and Delivery	Except as set forth below, there are no redemption fees payable upon the redemption of Trust Units for cash. However, if a Trust Unitholder chooses to receive physical gold and silver bullion upon redemption of Trust Units, the Trust Unitholder will be responsible for expenses, including for greater certainty all applicable sales taxes such as GST/HST thereon, in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold and silver bullion for Trust Units that are being redeemed and the applicable gold and silver storage in-and-out fees. See “Part II – Information Concerning the Trust – Redemption of Trust Units – Redemptions for Physical Gold and Silver Bullion”.

Other Fees and Expenses:	No other charges will apply. If applicable, the Trust Unitholder may be subject to brokerage commissions or other fees associated with trading the Trust Units.

Distribution Policy

Distribution of Net Income and Net Realized Capital Gains to Trust Unitholders

As of the last Business Day of each fiscal year or such other time as the Manager otherwise determines, the Manager will determine the net income and net realized capital gains in accordance with the Trust Agreement. The initial distribution policy of the Trust will be to make an annual distribution of such net income and net realized capital gains, if any, to Trust Unitholders through a distribution of additional Trust Units to the extent that such income or gains is not being allocated to Trust Unitholders whose Trust Units were redeemed in the year. The Trust does not anticipate making regular cash distributions to Trust Unitholders. All distributions, including the amount of net income and net realized capital gains, as applicable, allocated to each Trust Unitholder, will be at the discretion of the Trustee, acting on the direction of the Manager.

Distributions, if any, of net income or net realized capital gains will generally be made to Trust Unitholders who were Trust Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to any relevant distribution date. The amounts to be paid to a Trust Unitholder shall be the amount of net income or net realized capital gains determined pursuant to the Trust Agreement divided by the total number of Trust Units outstanding at 5:00 p.m. (Toronto time) on the distribution date multiplied by the number of Trust Units held by such Trust Unitholder as of 5:00 p.m. (Toronto time) on the applicable distribution date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of net income and net realized capital gains to Trust Unitholders that redeemed Trust Units during the year. All distributions, if declared and paid, will be calculated and, if a cash distribution, paid in U.S. currency.

It is the intention that the total amount due and payable in any year will not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust’s entitlement to a capital gains refund, if any, and amounts of realized capital gains or net income that are being allocated to Trust Unitholders whose Trust Units were redeemed in the year. The Manager may direct that such distribution or payment will be due and payable by the Trust in cash or in additional Trust Units. Where distributions are payable in additional Trust Units, the Trust’s registrar or transfer agent, acting on the direction of the Manager, may round up or round down the number of Trust Units in order to avoid the Trust issuing fractional Trust Units. Any additional Trust Units that are issued in this manner will be of the same class or series of a class at a price equal to the NAV as of the valuation time on the applicable distribution date, and the Trust Units will be immediately consolidated so that the number of outstanding Trust Units following the distribution shall equal the number of Trust Units outstanding prior to the distribution.

Notwithstanding the foregoing paragraph, where Canadian tax is required to be withheld in respect of a Trust Unitholder’s share of a distribution paid in Trust Units, the consolidation will result in such Trust Unitholder holding that number of Trust Units equal to the product of: (i) the sum of the number of Trust Units held by such Trust Unitholder prior to the distribution and the number of Trust Units received by such Trust Unitholder in connection with the distribution (net of the total of the number of whole or fractional Trust Units withheld by the Trust to satisfy the Trust’s withholding obligations and the number of whole or fractional Trust Units withheld pursuant to the Trust Agreement on account of the reasonable expenses incurred in respect of the sale of such Trust Units withheld on account of withholding taxes); and (ii) a quotient, the numerator of which is the aggregate number of Trust Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Trust Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Trust Unitholders. Such Trust Unitholder will be required to surrender the certificates, if any, representing such Trust Unitholder’s original Trust Units in exchange for a certificate representing such Trust Unitholder’s post-consolidation Trust Units.

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Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to Trust Unitholders as described above, on the direction of the Manager, the Trust shall at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Trust Unit, payable at such time or times and to Trust Unitholders of record on such distribution date, as from time to time may be determined by the Manager, and also make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Trust Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

Withholding Taxes

The Manager shall deduct or withhold from distributions payable to any Trust Unitholder all amounts required by applicable law to be withheld from such distributions, whether such distributions are in the form of cash, additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, subject to applicable securities laws, the Manager may sell Trust Units of such Trust Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager shall have the power of attorney of such Trust Unitholder to do so. Any such sale shall be made in compliance with applicable law on any stock exchange on which the Trust Units are then listed and upon such sale, the affected Trust Unitholder shall cease to be the holder of such Trust Units. In the event that the net proceeds of any such sale of a Trust Unitholder’s Trust Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager shall remit such excess to the Trust Unitholder.

Income Tax Statements

On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required by the Tax Act, the Manager shall prepare and deliver or make available electronically, or cause to be prepared and delivered or be made available electronically, to Trust Unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required or permitted by the Tax Act or which is necessary to permit Trust Unitholders to complete their individual income tax returns for the preceding year.

In the event that amounts that were allocated, distributed or paid to Trust Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant fiscal year, then the Manager shall have the discretion to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Trust Unitholders out of the income of the Trust, and the Manager may issue new or amended tax reporting slips to the relevant Trust Unitholders or former Trust Unitholders to report any such distributions to them.

Within 45 days from the end of each taxable year of the Trust, the Manager shall provide or cause to be provided to Trust Unitholders all information necessary to enable Trust Unitholders or beneficial owners of Trust Units, as applicable, to make a QEF Election and to comply with any reporting or other requirements incident to such election, including, but not limited to, providing or causing to be provided to Trust Unitholders or beneficial owners of Trust Units, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury regulations Section 1.1295-1(g). The Manager will comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury regulations necessary to enable Trust Unitholders or beneficial owners of Trust Units, as applicable, to make a QEF Election.

Unclaimed Interest, Dividends or Distributions

In the event that the Trust’s registrar or transfer agent holds interest, dividends or other distributions which are unclaimed or which cannot be paid for any reason, the Trust’s registrar or transfer agent will not be under any obligation to invest or reinvest the same but will administer such unclaimed amounts as directed by the Manager in accordance with applicable laws. Any Trust Unitholder making a claim in respect of any amount payable pursuant to the Trust Agreement is required to give notice in writing of such claim to the Trust’s registrar or transfer agent and/or the Manager no later than the second anniversary of the date on which the amount was payable. Such notice must set out the basis for the claim, the amount claimed and the specific grounds for the claim. The Trust’s registrar or transfer agent will, unless otherwise required by applicable law, pay over to the Trust any such amounts which have been held for more than six years. The Trust will indemnify and save harmless the Trust’s registrar or transfer agent, as applicable, in respect of any claim made for such amounts.

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Material Income Tax Considerations

Certain U.S. Federal Income Tax Considerations

A summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of the Trust Units can be found under the heading “Part I – The Arrangement – Certain United States Federal Income Tax Considerations for U.S. Holders of Class A Shares”.

U.S. Holders are urged to consult their own tax advisors regarding the ownership and disposition of the Trust Units.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Trust Units by a Trust Unitholder. This description is generally applicable to a Trust Unitholder who deals at arm’s length and is not affiliated with the Trust and holds Trust Units as capital property. Units will generally be considered capital property to a Trust Unitholder unless the Trust Unitholder holds the Trust Units in the course of carrying on a business of trading or dealing in securities or has acquired the Trust Units in a transaction or transactions considered to be an adventure in the nature of trade. Canadian resident Trust Unitholders who are not traders or dealers in securities and who might not otherwise be considered to hold their Trust Units as capital property may be entitled to have their Trust Units (and every other “Canadian security” owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Trust Unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances and the anticipated commodity holdings of the Trust.

This description is not applicable to a Trust Unitholder that is a “financial institution”, that is a “specified financial institution” or that has elected to determine its Canadian tax results in a currency other than Canadian currency, or an interest in which is a “tax shelter investment” (as all such terms are defined in the Tax Act). Moreover, this summary does not apply to a Trust Unitholder who has or will enter into a “derivative forward agreement” as that term is defined in the Tax Act with respect to the Trust Units. This description assumes that the Trust is not subject to a “loss restriction event”, as defined in the Tax Act. In addition, this description does not address the deductibility of interest by a Trust Unitholder who has borrowed to acquire Trust Units. All such Trust Unitholders should consult with their own tax advisors.

This description is also based on the assumption (discussed below under “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – SIFT Trust Rules”) that the Trust will at no time be a “SIFT trust” as defined in the Tax Act.

This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Trust Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Trust Units will vary depending on a taxpayer’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to constitute legal or tax advice to any Trust Unitholder or investors who acquire Trust Units pursuant to the Arrangement. You should consult with your own tax advisors about tax consequences of holding Trust Units based on your particular circumstances.

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For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Trust Units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the relevant exchange rate as determined in accordance with the rules in the Tax Act.

Qualification as a Mutual Fund Trust

This description is based on the assumptions that the Trust will qualify at all times as a “unit trust” and a “mutual fund trust” within the meaning of the Tax Act and that the Trust will validly elect under the Tax Act to be a mutual fund trust from the date it was established. The Manager expects that the Trust will meet the requirements necessary for it to qualify as a mutual fund trust no later than the closing of the Arrangement and at all times thereafter.

One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust’s property consists of property other than “taxable Canadian property” (other than property described in paragraph (b) of that definition). Physical gold and silver bullion is not “taxable Canadian property”. Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident “unit trust” for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of Trust Units (the “minimum distribution requirements”). In this connection, the Manager intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust’s undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

Canadian Taxation of the Trust

Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Trust Unitholders. An amount will be considered to be payable to a Trust Unitholder in a taxation year if it is paid to the Trust Unitholder in the year by the Trust or if the Trust Unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains – although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical gold and silver bullion with no intention of disposing of such bullion except in specie on a redemption of Trust Units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of Trust Units, of physical gold and silver bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. As the Manager intends for the Trust to be a long-term holder of physical gold and silver bullion and does not anticipate that the Trust will sell its physical gold and silver bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold and silver bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income. If the CRA were to assess or re-assess the Trust on the basis that gains realized on dispositions of physical gold and silver bullion were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to Trust Unitholders, which could reduce the NAV for all Trust Unitholders.

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The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust’s income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

Under the current provisions of the Tax Act, the Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue Trust Units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro-rated where the Trust’s taxation year is less than 365 days.

Losses incurred by the Trust in a taxation year cannot be allocated to Trust Unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

The Trust will be a “SIFT trust” as defined in the Tax Act for a taxation year of the Trust if in that year the Trust Units are listed or traded on a stock exchange or other public market and the Trust holds one or more “non-portfolio properties”, as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Trust Unitholders would be treated as dividends from a taxable Canadian corporation.

Physical gold and silver bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm’s length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of “securities” (the term “security” is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. The mere holding by the Trust of physical gold and silver bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Trust Unitholders

Unitholders Resident in Canada

This part of the general description of the principal Canadian federal income tax considerations is applicable to a Trust Unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a “Canadian Trust Unitholder”). This portion of the description is primarily directed at Trust Unitholders who are individuals. Trust Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian Trust Unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian Trust Unitholder in the particular taxation year, whether such amount is received in additional Trust Units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian Trust Unitholder will effectively retain its character and be treated as such in the hands of the Trust Unitholder for purposes of the Tax Act.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian Trust Unitholder in a taxation year will not be included in computing the Canadian Trust Unitholder’s income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian Trust Unitholder in such year also will not generally be included in the Canadian Trust Unitholder’s income for the year. However, where such other amount is paid or payable to a Canadian Trust Unitholder (other than as proceeds of disposition of Trust Units), the Canadian Trust Unitholder generally will be required to reduce the adjusted cost base of a Trust Unit to the Canadian Trust Unitholder by such amount. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian Trust Unitholder from the disposition of the Trust Unit and the Canadian Trust Unitholder’s adjusted cost base in respect of the Trust Unit will be increased by the amount of such deemed capital gain to zero.

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Upon the actual or deemed disposition of a Trust Unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Trust Unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Unit to the Canadian Trust Unitholder and any reasonable costs of disposition. For the purpose of determining the adjusted cost base to a Canadian Trust Unitholder of a Trust Unit, when a Trust Unit is acquired, the cost of the newly acquired Trust Unit will be averaged with the adjusted cost base of all Trust Units owned by the Canadian Trust Unitholder as capital property that were acquired before that time. For this purpose, the cost of Trust Units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian Trust Unitholder in Trust Units. A consolidation of Trust Units following a distribution paid in the form of additional Trust Units will not be regarded as a disposition of Trust Units and will not affect the aggregate adjusted cost base to a Canadian Trust Unitholder of Trust Units.

Under the Tax Act, one-half of capital gains (“taxable capital gains”) are included in an individual’s income and one-half of capital losses (“allowable capital losses”) are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Trust Unitholders, with the result that Canadian resident Trust Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

If, at any time, the Trust delivers physical gold and silver bullion to any Canadian Trust Unitholder upon a redemption of a Canadian Trust Unitholder’s Trust Units, the Canadian Trust Unitholder’s proceeds of disposition of the Trust Units will generally be equal to the aggregate of the fair market value of the distributed physical gold and silver bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical gold and silver bullion and allocated to the Canadian Trust Unitholder. The cost of any physical gold and silver bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical gold and silver bullion at the time of the distribution. Pursuant to the Trust Agreement, the Trust will have the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian Trust Unitholder who has redeemed Trust Units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical gold and silver bullion to a Trust Unitholder who has redeemed Trust Units for such physical gold and silver bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical gold and silver bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. The Manager anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”). Any such allocations will reduce the redeeming Canadian Trust Unitholder’s proceeds of disposition for the purposes of the Tax Act.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical gold and silver bullion as capital gains (see above under “Part II – Information Concerning the Trust - Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”) and that when the Trust distributes physical gold and silver bullion on the redemption of Trust Units by Canadian Trust Unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such Trust Unitholders. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Trust Unitholders, with the result that Canadian Trust Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

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Trust Unitholders Not Resident in Canada

This portion of the description is applicable to a Trust Unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its Trust Units in connection with a business that the Trust Unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere (a “Non-Canadian Trust Unitholder”). Prospective non-resident purchasers of Trust Units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian Trust Unitholder as income of or from the Trust, whether such amount is received in additional Trust Units or cash (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain, and including an amount paid on a redemption of Trust Units to a Non-Canadian Trust Unitholder that is designated as a distribution of income in accordance with the Trust Agreement) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian Trust Unitholder’s jurisdiction of residence. Pursuant to the Canada-United States Income Tax Convention, as amended (the “Treaty”), a Non-Canadian Trust Unitholder who is a resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian Trust Unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such Trust Unitholder.

Any amount paid or credited by the Trust to a Non-Canadian Trust Unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of Trust Units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

The Trust does not presently own any “taxable Canadian property” (as defined in the Tax Act) and does not intend to own any taxable Canadian property. However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian Trust Unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian Trust Unitholder (including the non-taxable portion of capital gains realized by the Trust) otherwise generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian Trust Unitholder, otherwise than as proceeds of disposition or deemed disposition of Trust Units or any part thereof, the amount generally will reduce the adjusted cost base of the Trust Units held by such Non-Canadian Trust Unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian Trust Unitholder will not reduce the adjusted cost base of the Trust Units held by the Non-Canadian Trust Unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian Trust Unitholder in any taxation year of Trust Units would otherwise be a negative amount, the Non- Canadian Trust Unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of Trust Units. Such capital gain will not be subject to tax under the Tax Act, unless the Trust Units represent “taxable Canadian property” to such Non-Canadian Trust Unitholder. The Non-Canadian Trust Unitholder’s adjusted cost base in respect of Trust Units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a Trust Unit by a Non-Canadian Trust Unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the Trust Unit does not constitute “taxable Canadian property” of the Non-Canadian Trust Unitholder for purposes of the Tax Act. Units will not be “taxable Canadian property” of a Non-Canadian Trust Unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian Trust Unitholder, (i) 25% or more of the issued Trust Units were owned by or belonged to any combination of: (A) the Non-Canadian Trust Unitholder, (B) persons not dealing at arm’s length with the Non-Canadian Trust Unitholder, and (C) partnerships in which the Non-Canadian Trust Unitholder or a person not dealing at arm’s length with the Non-Canadian Trust Unitholder holds a membership interest directly or indirectly through one or more partnerships, and (ii) the Trust Units derived directly or indirectly more than 50% of their fair market value from any combination of “Canadian resource properties” (which definition in the Tax Act does not include gold bullion or silver bullion), real or immovable property situated in Canada, timber resource properties (as defined in the Tax Act) or options or interests in such properties or the Trust Units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical gold bullion and silver bullion, the Trust Units should not be taxable Canadian property.

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Even if Trust Units held by a Non-Canadian Trust Unitholder were “taxable Canadian property”, a capital gain from the disposition of Trust Units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of Trust Units by a Non-Canadian Trust Unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian Trust Unitholders whose Trust Units constitute “taxable Canadian property” and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under “Part II – Information Concerning the Trust –Material Income Tax Considerations – Canadian Taxation of Trust Unitholders – Trust Unitholders Resident in Canada” relating to the Canadian tax consequences in respect of a disposition of a Trust Unit.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical gold and silver bullion as capital gains (see above under “Part II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”) and that when the Trust distributes physical gold and silver bullion on the redemption of Trust Units by Non-Canadian Trust Unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Pat II – Information Concerning the Trust – Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such Trust Unitholders. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian Trust Unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical gold and silver bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of a Non-Canadian Trust Unitholder who had redeemed Trust Units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

Taxation of Registered Plans

Provided that either (i) the Trust qualifies as a “mutual fund trust” within the meaning of the Tax Act or (ii) the Trust Units are listed on a “designated stock exchange” for purposes of the Tax Act, the Trust Units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), tax-free savings accounts (“TFSAs”), registered education savings plans (“RESPs”), deferred profit sharing plans or registered disability savings plans (“RDSPs” and collectively, “Registered Plans”).

Notwithstanding that the Trust Units may be qualified investments for TFSAs, RRSPs and RRIFs, the holder of a TFSA or the annuitant under an RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the Trust Units if such properties are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as applicable. Units will not generally be a prohibited investment provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Trust. In addition, Trust Units will generally not be a “prohibited investment” if the Trust Units are “excluded property” (as defined in the Tax Act) for TFSAs, RRSPs or RRIFs. Tax Proposals released on September 8, 2017 expand the prohibited investment rules to RESPs and RDSPs. Holders of TFSAs, RESPs, RDSPs and annuitants under RRSPs or RRIFs should consult their own tax advisors in this regard.

Amounts of income and capital gains included in a Registered Plan’s income are generally not taxable under Part I of the Tax Act, provided that the Trust Units are qualified investments for the Registered Plan. Trust Unitholders should consult their own advisors regarding the tax implications of establishing, amending, terminating or withdrawing amounts from a Registered Plan.

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Exchange of Information

The Trust is required to comply with due diligence and reporting obligations imposed under amendments to the Tax Act that implemented the Canada-United States Enhanced Tax Information Exchange Agreement. As long as Trust Units continue to be listed on the TSX or registered in the name of CDS, the Trust should not have any U.S. reportable accounts and, as a result, it should not be required to provide information to the CRA in respect of Unitholders. However, dealers through which Trust Unitholders hold their Trust Units are subject to due diligence and reporting obligations with respect to financial accounts that they maintain for their clients. Trust Unitholders may be requested to provide information to their dealer in order to allow the dealer to identify U.S. persons holding Units. If a Trust Unitholder is a U.S. person (including a U.S. citizen or green card holder who is resident in Canada) or if the Trust Unitholder does not provide the requested information, the Trust Unitholder’s dealer will be required by the Tax Act to report certain information about the Trust Unitholder’s investment in the Fund to the CRA, unless the Trust Units are held by a registered plan. The CRA is expected to provide that information to the IRS.

Canada has signed the OECD Multilateral Competent Authority Agreement and Common Reporting Standard (“CRS”) which provides for the implementation of the automatic exchange of tax information applicable to residents of jurisdictions other than Canada or the United States. The CRS was effective in Canada as of July 1, 2017 with the first exchanges of financial account information beginning in 2018. As long as Trust Units are registered in the name of CDS, the Trust should not have any reportable accounts and, as a result, should not be required to provide information to the CRA in respect of its Trust Unitholders. However, under the CRS, Trust Unitholders will be required to provide certain information including their tax identification numbers to their dealer for the purpose of such information exchange unless their investment is held within a plan trust. The CRA is expected to provide that information to the taxing authority of the relevant participating jurisdiction, if any, in CRS.

Remuneration of Directors, Officers, Trustee and the IRC

No payment or reimbursement has been made to the directors and officers of the Manager by the Trust to date. The Trustee will be entitled to receive from the Trust, pursuant to the Trust Agreement, trustee fees, custody, administration and security holder reporting fees. For the financial year ended December 31, 2016, the aggregate compensation paid to the IRC by all the investment funds managed by the Manager was C$208,000 (including GST/HST). None of such compensation has been allocated to the Trust to date.

Material Contracts

Copies of the material contracts of the Trust, listed below, will be made available for inspection during normal business hours following completion of the Arrangement at the offices of the Manager at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1:

(a)	the Trust Agreement;

(b)	the Management Agreement;

(c)	the valuation services agreement referred to under “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – Valuation Agent”; and

(d)	the transfer agent, registrar and disbursing agent agreement referred to under “Part II – Information Concerning the Trust – Responsibility for Operation of the Trust – Transfer Agent and Registrar”.

Copies of these material contracts have been or will be filed under the Trust’s SEDAR profile as “Other Documents”. You may also obtain copies of these material contracts following completion of the Arrangement by requesting them in writing or by telephone at the following address and phone number: Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and (416) 943-4394.

Legal and Administrative Proceedings

There are currently no ongoing legal or administrative proceedings involving the Manager which may be material to the Trust, nor are there any such proceedings known to be contemplated as of the date of this Circular.

Termination of the Trust

The Trust will be terminated and dissolved in the event any of the following occurs:

(a)	there are no outstanding Trust Units;

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(b)	the Trustee resigns or is removed and no successor trustee is appointed by the Manager by the time the resignation or removal becomes effective;

(c)	the Manager resigns and no successor manager is appointed by the Manager and approved by Trust Unitholders by the time the resignation becomes effective;

(d)	the Manager is, in the opinion of the Trustee, in material default of its obligations under the Trust Agreement and such default continues for 120 days from the date the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the Trust Unitholders;

(e)	the Manager has been declared bankrupt or insolvent or has entered into a liquidation or winding- up, whether compulsory or voluntary (and not merely voluntary liquidation for the purposes of amalgamation or reconstruction);

(f)	the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or

(g)	the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

In addition, the Manager may, in its discretion, terminate the Trust, without Trust Unitholder approval, if, in the opinion of the Manager, after consulting with the IRC, the value of the net assets of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the unitholders to terminate the Trust, by giving the Trustee and each holder of Trust Units at the time at least 90 days’ notice. To the extent such termination in the discretion of the Manager may involve a matter that would be a “conflict of interest matter” as set forth in applicable Canadian regulations, the matter will be referred by the Manager to the IRC for its recommendation.

In the event of the winding-up of the Trust, the rights of Trust Unitholders to require redemption of any or all of their Trust Units will be suspended, and the Manager or, in the event of (4), (5), (6) or (7) above, such other person appointed by the Trustee, the Trust Unitholders of the Trust or a court of competent jurisdiction, as the case may be, will make appropriate arrangements for converting the investments of the Trust into cash and the Trustee will proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate. The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust will be distributed among the Trust Unitholders registered as of 4:00 p.m., Toronto time, on the date on which the Trust is terminated in accordance with the Trust Agreement. Distributions of net income and net realized capital gains will, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with the Trust Agreement until the Trust has been wound up.

Notwithstanding the foregoing, if a notice of termination has been given by the Manager and if authorized by the vote of Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, the assets of the Trust may be, in the event of the winding-up of the Trust, distributed to the Trust Unitholders on the termination of the Trust in specie in whole or in part, and the Trustee will have complete discretion to determine the assets to be distributed to any Trust Unitholder and their values for distribution purposes.

If, after a period of six (6) months from the effective date on which the Trust was terminated, the Trust’s registrar and transfer agent is unable to locate the owner of any Trust Units as shown on the Trust’s register, such amount as would be distributed to such Trust Unitholder will be deposited by the Trust’s registrar and transfer agent in an account in a chartered bank or trust company (including the Trustee) in Canada in the name and to the order of such Trust Unitholder upon presentation by such Trust Unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such Trust Unitholder’s entitlement to such amount. Upon such deposit being made, the Trust Units represented thereby will be cancelled and the Trust’s registrar and transfer agent, the Manager, and the Trustee will be released from any and all further liability with respect to such moneys. Thereafter, the Trust Unitholder will have no rights against the Trust’s registrar and transfer agent, the Trustee or the Manager to such moneys or an accounting therefor.

Exemptions and Approvals

The Trust will seek to obtain exemptive relief from the Canadian securities regulatory authorities for relief from NI 81-102 (the “Exemptive Relief”) to permit (i) the Trust to invest up to 100% of its assets in physical gold or silver bullion; (ii) the appointment of the Mint as custodian of the Trust’s physical gold or silver bullion assets, if required; (iii) purchases of Trust Units on NYSE Arca and the TSX and redemption requests to be submitted directly to the registrar and transfer agent of the Trust; (iv) the redemption of Trust Units and payment upon redemption of Trust Units all as described under “Redemption of Trust Units”; and (v) the Trust to establish a record date for distributions in accordance with the policies of the TSX and NYSE Arca. The Trust will also seek to obtain exemptive relief from the requirement to file compliance reports or audit reports in accordance with Appendix B-1 of NI 81-102.

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Experts

The auditors of the Trust are KPMG LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated October 26, 2017 in respect of the Trust’s statement of financial position as at October 26, 2017. KPMG LLP has advised that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

See Appendix F to this Circular for the Trust’s statement of financial position as at October 26, 2017, and independent auditor’s report thereon.

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PART III — INFORMATION CONCERNING SPROTT

The following information about Sprott should be read in conjunction with the documents incorporated by reference into this Part III and the information concerning Sprott appearing elsewhere in this Circular.

The information concerning Sprott contained or incorporated by reference in this Circular has been provided or publicly filed by Sprott. Although CFCL has no knowledge that would indicate that any of such information is untrue or incomplete, CFCL does not assume any responsibility for the accuracy or completeness of such information or the failure by CFCL to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to CFCL.

General

Sprott was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated February 13, 2008. Sprott’s registered and head office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1. The corporate structure of Sprott and its material subsidiaries are as indicated in the following chart:

Notes:

(1)	Sprott Asia GP Inc. is the general partner of Sprott Asia LP, which exists under the laws of the Province of Ontario.
(2)	Sprott Korea Corporation exists under the laws of South Korea.
(3)	Sprott Private Wealth GP Inc. is the general partner of SPW, which exists under the laws of the Province of Ontario.
(4)	Sprott Resource Lending is the general partner of the Lending Fund (as defined below) and exists under the federal laws of Canada.
(5)	Sprott Asset Management GP Inc. is the general partner of SAM (as defined below), which exists under the laws of the Province of Ontario.
(6)	Sprott GenPar Ltd. is the general partner of Sprott Opportunities Hedge Fund L.P. and Sprott Resource Credit Strategies Fund. Sprott GenPar Ltd. exists under the laws of the Province of Ontario.
(7)	TEC exists under the laws of the Province of Alberta.
(8)	Sprott Energy Holdco Ltd. exists under the laws of the Province of Alberta.
(9)	SAMGENPAR, Ltd. is the general partner of Sprott Global Resources L.P. and Sprott Privet Fund. SAMGENPAR, Ltd. exists under the laws of the Province of Ontario.
(10)	Sprott U.S. Holdings Inc. was formed to acquire Rule Investment, Inc. (which in turn owns SGRIL (as defined below)), SAM USA (as defined below) and RCIC (as defined below). Sprott U.S. Holdings Inc. exists under the laws of the State of Delaware. RII, SGRIL and SAM USA exist under the laws of the State of California. RCIC exists under the laws of the State of Nevada.
(11)	Sprott Consulting GP Inc. is the general partner of Sprott Consulting LP, which exists under the laws of the Province of Ontario.

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Description of the Business

Sprott’s business is organized as follows:

In addition, Sprott distributes its investment funds, discretionary managed accounts, fixed term limited partnerships, Toscana Energy Income Corporation and Sprott Resource Holdings Inc., through multiple channels, including SPW, SGRIL (defined below) and third-party advisors.

As at September 30, 2017, Sprott and its affiliates had 125 employees.

Investment Management

Exchange Listed Products

•	This business platform houses Sprott closed-end physical trusts and exchange traded funds both of which are actively traded on public securities exchanges. SAM is both the principal subsidiary and reportable segment through which these products are managed and distributed.

Alternative Asset Management

•	This business platform houses Sprott’s full suite of public mutual funds and managed accounts.

Private Resource Investments

•	This business platform houses Sprott’s private resource-focused asset management activities. Primary activities include the management of: (1) U.S.-based fixed-term limited partnership vehicles, discretionary managed accounts and private placement activities; (2) direct and indirect resource lending activities via Sprott’s balance sheet and through Sprott Private Resource Lending Fund (the “Lending Fund”); and (3) private equity style and direct asset investments through managed companies. Specific reportable segments and principal subsidiaries in this line of business are highlighted below:

Global:

o	Resource Capital Investment Corp. (“RCIC”)
o	Sprott Asset Management USA Inc. (“SAM USA”)
o	Sprott Global Resource Investments, Ltd. (“SGRIL”)

Lending:

o	Sprott Resource Lending Corp.

Consulting:

o	Sprott Consulting, manager of Sprott Resource Holdings Inc.
o	Toscana Energy Corporation
o	Sprott Korea Corporation

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Merchant Banking & Advisory Services

This business platform houses Sprott’s Canadian merchant banking and advisory services activities through Sprott Capital Partners (“SCP”) and SPW.

Corporate Shared Service & Balance Sheet Management

As Sprott has grown, it has developed a core team of professionals who provide services to some or all of the operating entities within the Sprott group of companies. These “shared services” include accounting, marketing and administrative services and are reimbursed on an “as used” basis. The Corporate segment provides capital, balance sheet management and shared services to Sprott’s subsidiaries.

Documents Incorporated by Reference

Information in respect of Sprott has been incorporated by reference in this Circular from documents filed with the Canadian securities regulators. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sprott at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1. In addition, copies of the documents incorporated herein by reference may be obtained electronically on the SEDAR website at www.sedar.com.

The following documents of Sprott, filed with the Canadian securities regulators, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the Sprott AIF;

(b)	the audited comparative consolidated financial statements of Sprott and the notes thereto as at and for its fiscal year ended December 31, 2016, together with the auditors’ report thereon;

(c)	the Sprott 2016 MD&A;

(d)	the unaudited comparative interim condensed consolidated financial statements of Sprott and the notes thereto as at and for the three month period ended June 30 2017;

(e)	the management’s discussion and analysis of Sprott for the three month period ended June 30, 2017;

(f)	the management information circular dated March 23, 2017 relating to the annual and special meeting of shareholders of Sprott held on May 10, 2017;

(g)	the material change report of SAM dated April 13, 2017 with respect to the announcement of the Sprott’s wholly-owned subsidiaries entering into an agreement to sell Sprott’s Canadian diversified assets to a management group led by John Wilson, CEO of SAM and James Fox, President of SAM for $46 million (the “SAM Sale Transaction”);

(h)	the material change report of Sprott dated April 13, 2017 with respect to the SAM Sale Transaction;

(i)	the material change report of Sprott dated August 11, 2017 with respect to the SAM Sale Transaction; and

(j)	the material change report of Sprott dated October 5, 2017 with respect to the announcement of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 filed by Sprott with the Canadian securities regulators subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Sprott since June 30, 2017. At the close of business on October 26, 2017, there were 243,775,228 Sprott Shares issued and outstanding. Upon the completion of the Arrangement there will be 250,772,615 Sprott Shares issued and outstanding.

Description of Share Capital

The authorized share capital of Sprott consists of an unlimited number of shares designated as common shares.

Sprott Shares

Each Sprott Share entitles the holder thereof to receive notice of any meetings of shareholders of Sprott, to attend and to cast one vote per Sprott Share at all such meetings. Holders of Sprott Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Sprott Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Sprott Shares are entitled to receive on a pro rata basis (i) such dividends, if any, as and when declared by the board of directors of Sprott (the “Sprott Board”) at its discretion from funds legally available therefor; and (ii) upon the liquidation, dissolution or winding up of Sprott, the net assets of Sprott after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on a pro rata basis with, the holders of Sprott Shares with respect to dividends or liquidation. The Sprott Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Restriction on Share Ownership and Transfer

Sprott may not, without regulatory approval, permit an investor, alone or together with its associates and affiliates, to own voting securities carrying 10% or more of the votes carried by all voting securities in SAM, SPW or Sprott, 10% or more of the outstanding participating securities of SAM, SPW or Sprott, or an interest of 10% or more in the total equity of Sprott.

Market For Securities

Prior Sales

The following table sets forth the details regarding all issuances of Sprott Shares, including issuances of all securities convertible or exchangeable into common shares, during the 12 months prior to the date hereof:

Date of Issue	Type of Security Issued	Number of Securities Issued		Issuance/Exercise Price Per Security
December 6, 2016	Sprott Shares	10,262	(1)	C$	2.50
January 11, 2017	Sprott Shares	61,729	(2)	C$	2.16
January 16, 2017	Sprott Shares	24,401	(2)	C$	2.55
March 27, 2017	Sprott Shares	10,896	(1)	C$	2.32
June 2, 2017	Sprott Shares	187,804	(1)	C$	2.36
June 21, 2017	Sprott Shares	18,700,000		C$	2.20
September 5, 2017	Sprott Shares	12,353	(1)	C$	2.14

Notes:

(1)	Sprott Shares issued under Sprott’s dividend reinvestment plan.
(2)	Sprott Shares issued under the equity incentive plan for U.S. service providers of Sprott and its affiliated entities..

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Trading Price and Volume

The Sprott Shares are listed and posted for trading on the TSX under the symbol “SII”. The following table sets forth the high and low prices and the monthly aggregate trading volume of the Sprott Shares, as recorded by the TSX, for the periods indicated.

Month	High	Low	Aggregate Trading Volume
October 2016	C$2.43	C$2.10	4,697,603
November 2016	C$2.65	C$1.97	9,946,941
December 2016	C$2.63	C$2.25	3,905,581
January 2017	C$2.69	C$2.28	3,080,342
February 2017	C$2.44	C$2.26	3,983,221
March 2017	C$2.43	C$2.20	3,977,038
April 2017	C$2.36	C$2.12	12,440,537
May 2017	C$2.54	C$2.23	3,563,582
June 2017	C$2.43	C$1.99	6,977,893
July 2017	C$2.31	C$2.25	1,259,226
August 2017	C$2.30	C$2.10	1,837,216
September 2017	C$2.21	C$2.09	6,801,053
October 1 – 26, 2017	C$2.26	C$2.09	1,909,445

Dividends

All dividends are subject to declaration by the Sprott Board. Whether to declare any dividends and the amount of any such dividends are determined by the Sprott Board, in its sole discretion, after considering general business conditions, Sprott’s financial results, including the level of performance fees paid to Sprott, Sprott’s solvency position and working capital requirements, and other factors it determines to be relevant at the time. Sprott’s dividend policy currently provides that the Sprott Board will declare, and Sprott will pay, quarterly dividends on the Sprott Shares in the amount of C$0.03 per Sprott share. In addition, the Sprott Board may annually declare a special dividend on each of the Sprott Shares following receipt of performance fees, if any. The amount and timing of such special dividend, if any, will be determined by the Sprott Board in its sole discretion. There is no certainty that any such dividends will be declared or paid. Any dividend policy established by the Sprott Board can be changed at any time and such policy is not binding on Sprott.

Approximately C$352 million in capital has been returned to Sprott’s shareholders since Sprott’s initial public offering, of which approximately C$136.5 million has been in the form of special dividends and approximately C$215.5 million has been in the form of regular dividends. The following table sets forth the per share amount of cash dividends paid by Sprott since the beginning of its most recently completed financial year.

Quarter Ended	Record Date	Payment Date	Dividend per Common Share
June 30, 2017	August 21, 2017	September 5, 2017	C$ 0.03
March 31, 2017	May 18, 2017	June 2, 2017	C$ 0.03
December 31, 2016	March 10, 2017	March 27, 2017	C$ 0.03
September 30, 2016	November 21, 2016	December 6, 2016	C$ 0.03
June 30, 2016	August 23, 2016	September 6, 2016	C$ 0.03
March 31, 2016	May 25, 2016	June 8, 2016	C$ 0.03
December 31, 2015	March 22, 2016	April 5, 2016	C$ 0.03

In November 2016, Sprott instituted a dividend reinvestment plan (the “DRIP”) for Canadian shareholders. The DRIP provides a convenient and cost-effective method for eligible shareholders in Canada to maximize their investment in Sprott by reinvesting their cash dividends to acquire additional Sprott Shares. Under the DRIP, Sprott has the discretion to issue Sprott Shares from treasury at a discount of up to 5% in the Average Market Price (as defined in the DRIP). Any applicable discounts on dividend reinvestment Sprott Share purchases are announced at the time Sprott declares a dividend. The DRIP is administered by the Plan Agent, TSX Trust Company.

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Auditors, Transfer Agent and Registrar

The auditors of Sprott are KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, Toronto Ontario, who are independent with respect to Sprott within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario). The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

Legal Proceedings and Regulatory Actions

From time to time Sprott becomes involved in legal or administrative proceedings and regulatory actions in the normal conduct of its business. Sprott’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. Sprott does not believe that these matters in aggregate will have a material effect on its consolidated financial position or results of operations.

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PART IV — INFORMATION CONCERNING CFCL

The following information about CFCL should be read in conjunction with the documents incorporated by reference into this Part IV and the information concerning CFCL appearing elsewhere in this Circular.

General

CFCL was incorporated under the laws of the Province of Ontario on November 15, 1961. On April 5, 1990, CFCL was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario. The head office of CFCL is located at Suite 805, 1323 – 15th Avenue S.W., Calgary, Alberta T3C 0X8 and its registered office is at Parlee McLaws LLP, 3300 TD Canada Trust Tower, Calgary, Alberta T2P 4K9.

CFCL is a passive, non-operating, specialized investment holding company which buys and holds almost entirely pure refined gold and silver bullion, primarily in international bar form. CFCL’s Class A Shares are traded on the TSX under the symbols ’‘CEF.A’’ (C$) and ’‘CEF.U’’ (U.S.$) and on the NYSE American under the symbol “CEF’’.

For further information regarding CFCL and its business activities, see the CFCL AIF which is incorporated by reference in this Circular.

Documents Incorporated by Reference

Information in respect of CFCL has been incorporated by reference in this Circular from documents filed with the Canadian securities regulators. Copies of the documents incorporated herein by reference may be obtained from CGAL’s Shareholder and Investor Inquiries Office at P.O. Box 10050, Ancaster, Ontario L9K 1P2 or by email at info@centralfund.com. In addition, copies of the documents incorporated herein by reference may be obtained electronically on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

The following documents of CFCL, filed with the Canadian securities regulators, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the CFCL AIF;

(b)	the audited annual financial statements of CFCL as at October 31, 2016 and 2015 and for each of the years in the two-year period ended October 31, 2016, together with the Auditor’s Report thereon to Shareholders dated December 5, 2016 and consisting of the Statements of Financial Position as at October 31, 2016 and 2015 and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity and Statement of Cash Flow for each of the years in the two-year period ended October 31, 2016;

(c)	the management’s discussion and analysis dated December 5, 2016 for the fiscal year ended October 31, 2016;

(d)	the unaudited financial statements of CFCL for the three and nine months ended July 31, 2017, together with the notes thereto;

(e)	the management’s discussion and analysis of CFCL for the three and nine months ended July 31, 2017;

(f)	the management information circular of CFCL dated January 9, 2017 in connection with CFCL’s annual meeting of shareholders held on February 21, 2017; and

(g)	the material change report of CFCL dated October 6, 2017 with respect to announcement of the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 filed by CFCL with the Canadian securities regulators subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

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Consolidated Capitalization

As of October 26, 2017, there were 252,116,003 Class A Shares and 40,000 Common Shares outstanding. CFCL has no other class or series of voting shares outstanding.

Description of Share Capital

The authorized share capital of CFCL consists of: (i) an unlimited number of Class A Shares; and (ii) 50,000 Common Shares.

Class A Shares

Notice of Meetings

Class A Shareholders are entitled to notice of and to attend all meetings of CFCL Shareholders. Class A Shareholders are not entitled to vote at any meetings of CFCL Shareholders except as provided for by Law and with respect to those matters set out in the articles of incorporation of CFCL, the majority of which are described below.

Certain Voting Rights

So long as any Class A Shares are outstanding, CFCL shall not, without the prior approval of the Class A Shareholders given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of Class A Shareholders duly called for that purpose:

(a)	approve any change in the minimum amount of CFCL’s assets which must be invested in gold and silver related investments as required by its articles of incorporation. This minimum amount is currently set at 75% of the market value of the non-cash net assets of CFCL;

(b)	approve any change in the restrictions on the investments which CFCL is permitted to make;

(c)	issue more than an additional 10,000 Common Shares;

(d)	create any class of shares ranking in preference or priority to the Class A Shares;

(e)	create any class of shares ranking as to dividends in preference to or on a parity with the Common Shares;

(f)	consolidate or subdivide the Common Shares, except where the Class A Shares are consolidated or subdivided on the same basis;

(g)	reclassify any shares into Class A Shares or Common Shares; or

provide to the holders of any other class of shares the right to convert into Class A Shares or Common Shares.

In addition, so long as any of the Class A Shares are outstanding, CFCL shall not, without the prior approval of the Class A Shareholders given by the affirmative vote of a majority of the votes cast at a meeting of the Class A Shareholders duly called for that purpose, appoint any person, firm or corporation to replace CGAL (or any duly authorized replacement of CGAL) or to perform generally the duties and responsibilities of the CGAL under the Administration Agreement.

Dividends

The Class A Shares are entitled to receive a preferential non-cumulative dividend of US$0.01 per Class A Share per annum and thereafter to participate pro rata in any further dividends with the Common Shares on a share-for-share basis. The dividend amounts paid in respect of the fiscal years ended October 31 in 2016, 2015 and 2014 were US$2,538,034, US$2,544,327, and US$2,544,327 respectively.

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Purchase for Cancellation of Class A Shares

CFCL may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market or by invitation for tenders to all holders all or any part of the Class A Shares then outstanding at the market price or lowest tender price per Class A Share, as the case may be.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of CFCL, the Class A Shareholders are entitled to receive US$3.00 per Class A Share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of CFCL are distributed to the Common Shareholders or any shares ranking junior to the Class A Shares. The Class A Shareholders are entitled to participate pro rata in any further distributions of the assets of CFCL with the Common Shareholders on a share-for-share basis.

Retraction

Any holder of Class A Shares is entitled, upon 90 days’ notice, to require CFCL to redeem on the last day of any of CFCL’s fiscal quarters, all or any of the Class A Shares which that person then owns. The retraction price per Class A Share shall be 80% of the net asset value per Class A Share as of the date on which such Class A Shares are redeemed. The articles of CFCL provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable Laws and regulations.

Common Shares

The Common Shares entitle the holders to one vote per Common Share at all annual and general meetings of the shareholders. The rights of Common Shares in respect of dividends and upon liquidation rank secondary to those of the Class A Shares as described above.

Monthly Price Range and Trading Volumes

Class A Shares are listed on the NYSE American and on the TSX.

The following table sets forth the high and low closing market prices per Class A Share and trading volumes as reported on such exchanges for the 12 months ended October 26, 2017:

		NYSE American (US$)			Toronto Stock Exchange (C$)
Fiscal Month Ended		High	Low	Volume	High	Low	Volume
2016	October 31	13.78	13.00	14,409,778	18.09	17.10	820,270
	November 30	13.96	11.72	29,543,747	18.69	15.68	1,644,698
	December 31	12.07	11.29	24,881,193	16.04	15.09	834,815
2017	January 31	12.38	11.61	16,940,074	16.36	15.54	914,953
	February 28	12.75	12.24	17,401,399	16.79	15.95	764,819
	March 31	13.02	12.20	17,856,144	17.39	16.45	931,145
	April 30	13.24	12.53	12,789,704	17.71	17.06	536,713
	May 31	12.71	12.04	12,622,901	17.28	16.49	459,928
	June 30	13.00	12.28	10,257,784	17.49	15.99	401,917
	July 31	12.48	11.83	10,516,712	15.71	15.21	439,330
	August 31	13.21	12.25	11,695,564	16.49	15.53	508,863
	September 30	13.40	12.67	13,534,736	16.45	15.62	391,134
	October 1 to October 26	13.54	13.04	17,361,308	16.94	16.31	608,625

On September 29, 2017, the last trading day prior to the public announcement of the proposed Arrangement, the closing price of the Class A Shares on the TSX was C$15.81 and on the NYSE American was US$12.67. On October 26, 2017, the closing price of Class A Shares on the TSX was C$16.84 and on the NYSE American was US$13.07.

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CFCL’s 40,000 issued and outstanding Common Shares are closely held and are not listed on any exchange.

Auditors, Transfer Agent and Registrar

The auditors of CFCL are Ernst & Young LLP, Chartered Professional Accountants, Toronto, Canada.

CFCL’s registrar and transfer agent is AST Trust Company (Canada) at Vancouver, Calgary, Montreal and Toronto.

CFCL’s co-registrar and transfer agent for business in the United States is American Stock Transfer & Trust Company LLC in New York.

Share Ownership by Officers and Directors of CFCL

As of October 26, 2017, the directors and executive officers of CFCL and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 24,938 Common Shares and 153,000 Class A Shares, representing approximately 62.3% of the outstanding Common Shares and 0.06% Class A Shares, respectively. All CFCL Shares held by directors and executive officers of CFCL and their associates will be treated in the same fashion under the Arrangement as CFCL Shares held by other CFCL Shareholders.

Administrative Services

CFCL’s administrative services, including the services of the President, Chief Executive Officer and Chief Financial Officer are provided by an external third party, CGAL, through the Administration Agreement. CGAL is controlled by Philip Spicer and J.C. Stefan Spicer and its registered address is Suite 3300 TD Canada Trust Tower, 421-7th Avenue S.W., Calgary, Alberta T2P 4K9.

For a description of the material terms of the Administration Agreement, including fees payable to CGAL thereunder, see “Part IV – Information Concerning CFCL – Interests of Certain Persons in Material Transactions”.

Interests of Certain Persons in Material Transactions

Pursuant to the Administration Agreement, CGAL is responsible for the general administration of the affairs of CFCL under the direction of CFCL Board. This includes the provision of certain consultative services to CFCL which are paid for by CGAL and include the provision of general market and economic advice with respect to the investment of CFCL’s assets in accordance with its investment policies and restrictions. Any utilization of such advice is subject to the ultimate approval of the CFCL Board.

Under the terms of the Administration Agreement, CGAL arranges at its expense for certain services which are delegated to others, currently to Mr. Michael A. Parente, a director of CFCL, who is engaged by CGAL to provide limited services in respect of ongoing analysis and compliance in relation to the financial reporting requirements of International Financial Reporting Standards and internal control related matters for the benefit of CFCL; and Mr. Douglas Heagle, a former director of CFCL, who provides consulting services to the CFCL Board for the benefit of CFCL. In addition, CGAL provides and pays for all office services, supplies and facilities and, through its staff and designated independent contractors, generally oversees the day-to-day administration of CFCL’s affairs.

In addition, J.C. Stefan Spicer has an understanding (1) with Sprott that, following completion of the Arrangement, Sprott will sell the name “Central Fund of Canada” and associated trademarks to Mr. Spicer for $1, and (2) the condominium in Calgary, Alberta owned by CFCL will be sold to CGAL prior to the Effective Time at fair market value (as determined by an arm’s length real estate appraiser).

In consideration for services rendered pursuant to the Administration Agreement, CFCL pays CGAL a monthly fee based on CFCL’s net assets determined for such month. For at least the next two years, the annual fee is computed at:

0.30% on the first US$400 million of the total net assets (or total equity);

0.20% on the next US$600 million of the total net assets; and

0.15% on the total net assets exceeding US$1 billion.

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Fees paid to CGAL in this regard for the fiscal year ended October 31, 2016 were US$6,244,779 compared to US$6,016,915 for the prior fiscal year.

The Administration Agreement continues in force for successive three year terms, unless terminated by CFCL according to the terms of the Administration Agreement with the approval of the Class A Shareholders, and currently is in effect until October 31, 2018. The performance by CGAL of its duties and responsibilities under the Administration Agreement are monitored and reviewed by the Corporate Governance and Audit Committees and the independent members of the CFCL Board on an ongoing basis. In advance of expiry of each three year period, each of the Audit and Corporate Governance Committees conduct a more extensive review of CGAL under the terms of the Administration Agreement. Following that, a determination as to whether to continue the Administration Agreement is made by the independent directors on the CFCL Board.

J.C. Stefan Spicer, Chairman, President, Chief Executive Officer and a director of CFCL, is also Assistant Secretary and a director of CGAL. Catherine A. Spackman, CMA, Treasurer and Chief Financial Officer of CFCL, is also Treasurer and a director of CGAL. Dale R. Spackman, Q.C., Vice-Chairman and a director of CFCL, is also Secretary and a director of CGAL.

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PART V – PRO FORMA INFORMATION OF THE TRUST AFTER GIVING EFFECT
TO THE ARRANGEMENT

General

The Arrangement will result in the issuance of one Trust Unit to the Class A Shareholders in exchange for each Class A Share held and the payment of C$500 cash for each Common Share to the Common Shareholders, in each case, excluding Dissenting Shareholders. Additionally, the Common Shares held by Sprott after their acquisition as part of the Arrangement will be redeemed and cancelled by CFCL in exchange for Trust Units on the basis of one Trust Unit for each Common Share held by Sprott.

The following sets forth certain information relating to the Trust, together with pro forma information of the Trust after giving effect to the Arrangement and certain other adjustments. Additional information concerning the Trust and CFCL is set forth elsewhere in this Circular. See “Part II – Information Concerning the Trust” and “Part IV – Information Concerning CFCL”.

Selected Pro Forma Financial Information

Certain selected pro forma condensed financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma condensed financial information of the Trust after giving effect to the Arrangement for the year ended October 31, 2016 and as at and for the nine months ended July 31, 2017, included in Appendix G to this Circular. Adjustments have been made to prepare the unaudited pro forma condensed financial information of the Trust, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the Unaudited Pro Forma Condensed Financial Information set forth in Appendix G to this Circular.

The unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Unaudited Pro Forma Condensed Financial Information set forth in Appendix G to this Circular, or of the results expected in future periods.

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Sprott Physical Gold and Silver Trust

Pro forma condensed statement of comprehensive income (unaudited)
(in U.S. dollars)

For the year ended October 31, 2016	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income
Interest	119,828	-	-	119,828
	119,828	-	-	119,828

Expenses
Administrative fees	6,244,779	-	7,066,980	13,311,759
Bullion storage fees	3,776,593	-	-	3,776,593

Operating expenses	1,799,690	-	-	1,799,690
	11,821,062	-	7,066,980	18,888,042

Net income for the year	(11,701,234)	-	(7,066,980)	(18,768,214)

Net realized gains on redemptions/sales of bullion	15,758,511	-	-	15,758,511

Change in unrealized gains/losses on bullion	366,315,552	-	-	366,315,552
Net income for the year inclusive of realized/unrealized gains/losses on bullion	370,372,829		(7,066,980)	363,305,849
Weighted average number of Trust Units	254,406,117	1	-	254,406,118
Increase in total equity from operations per Trust Unit	1.46	-		1.43

For the 9 months ended July 31, 2017	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income
Interest	42,522	-	-	42,522
	42,522	-	-	42,522

Expenses
Administrative fees	4,683,616	-	5,663,765	10,347,381
Bullion storage fees	2,849,660	-	-	2,849,660
Operating expenses	2,636,470	-	-	2,636,470
	10,169,746	-	5,663,765	15,833,511

Net income/(loss) for the year	(10,127,224)	-	(5,663,765)	(15,790,989)

Net realized gains on redemptions/sales of bullion	-	-	-	-

Change in unrealized gains/losses on bullion	(83,049,589)	-	-	(83,049,589)
Net income/ (loss) for the year inclusive of realized/unrealized gains/losses on bullion	(93,176,813)		(5,663,765)	(98,840,578)
Weighted average number of Trust Units	252,299,679	1	-	252,299,680

(Decrease) in total equity from operations per Trust Unit	(0.37)	-		(0.39)

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Pro Forma Consolidated Capitalization

If the Arrangement is completed, assuming that there are no Dissenting Shareholders, there will be, immediately following the completion of the Arrangement, approximately 252,156,003 Trust Units issued and outstanding. Immediately following completion of the Arrangement, former Class A Shareholders are expected to hold approximately 252,116,003 Trust Units, representing approximately 99.98% of the issued and outstanding Trust Units.

Principal Holders of the Trust Units

After giving effect to the Arrangement, to the knowledge of CFCL, no person will own, or exercise control or direction over, directly or indirectly, Trust Units carrying 10% or more of the votes attached to all of the issued and outstanding Trust Units.

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PART VI — GENERAL PROXY MATTERS

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CFCL to be used at the Meeting. In accordance with the Arrangement Agreement, CFCL will jointly solicit proxies with Sprott. It is expected that solicitations of proxies will be primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of Sprott or CFCL. CFCL will pay for the delivery of its proxy-related materials indirectly to all non-registered holders of CFCL Shares.

CFCL and Sprott have jointly retained Innisfree and Shorecrest to assist in the solicitation of proxies from CFCL Shareholders. Sprott has agreed to pay Innisfree and Shorecrest an aggregate fee up to approximately US$80,000, plus reasonable out-of-pocket expenses, for these services.

All costs of the solicitation by Sprott for the Meeting, including the cost of any proxy solicitation agents, will be borne by the Sprott.

The information set forth below generally applies to registered holders of CFCL Shares. See “Frequently Asked Questions – Questions relating to General Proxy Matters” accompanying this Circular. If you are a non-registered or beneficial holder of CFCL Shares (i.e., your CFCL Shares are held through a broker, financial institution or other nominee), please see “Information Circular – Information for Non-Registered CFCL Shareholders” at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for Class A Shareholders and a form of proxy for Common Shareholders. The persons named in the enclosed forms of proxy are directors or officers of CFCL. A CFCL Shareholder has the right to appoint a person (who need not be a CFCL Shareholder) other than the persons designated in the form of proxy provided by CFCL to represent the CFCL Shareholder at the Meeting. To exercise this right, the CFCL Shareholder should strike out the names of CFCL designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in such form of proxy or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy to the office of AST Trust Company (Canada) by mail: P.O. Box 721, Agincourt, Ontario M1S 0AL, Attention: Proxy Department, or by facsimile: (416) 368-2502 (within the 416 area code), 1-866-781-3111 for Toll Free within North America or 416-368-2502 outside of North America. The applicable form of proxy must be received by AST Trust Company (Canada) no later than 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding weekends and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Meeting. Failure to deposit a form of proxy shall result in its invalidation.

If your CFCL Shares are held in “street name” by a U.S. brokerage account, trustee or another nominee, you are considered the “beneficial owner” or “non-registered holder” of those CFCL Shares. As the beneficial owner of those CFCL Shares, you have the right to direct your broker, trustee or nominee how to vote. However, because a beneficial owner is not the shareholder of record, you will not be entitled to vote your beneficially-owned CFCL Shares in person at the Meeting unless you obtain a “legal proxy” from the U.S. broker, trustee or nominee that holds your CFCL Shares, giving you the right to vote the CFCL Shares at the Meeting.

A CFCL Shareholder that has given a form of proxy or voting instruction form may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such CFCL Shareholder or by its attorney duly authorized in writing or, if the CFCL Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either (i) at the above mentioned office of AST Trust Company (Canada) no later than 1:00 p.m. (Calgary time) on November 28, 2017 or 48 hours (excluding weekends and statutory holidays in the Province of Alberta) prior to the time of any adjournment(s) or postponement(s) of the Meeting or with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

Record Date

The Record Date for the determination of CFCL Shareholders entitled to receive notice of and to vote at the Meeting is October 27, 2017. Only CFCL Shareholders whose names have been entered in the registers of Class A Shareholders and the Common Shareholders, as applicable, at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a CFCL Shareholder transfers the ownership of any Class A Shares or Common Shares after the Record Date and the transferee of those Class A Shares or Common Shares, as applicable, produces properly endorsed Class A Share or Common Share, as applicable, certificates or otherwise establishes ownership of such Class A Shares or Common Shares, as applicable, and demands, not later than ten days before the Meeting, to be included on the list of CFCL Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Class A Shares or Common Shares, as applicable, at the Meeting.

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Signature of Proxy

The applicable accompanying forms of proxy or voting instruction forms must be executed by the CFCL Shareholder or its attorney authorized in writing, or if the CFCL Shareholder is a corporation, the applicable form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Voting of Proxies

The persons named in the applicable accompanying form of proxy or voting instruction form will vote or withhold from voting the CFCL Shares in respect of which they are appointed in accordance with the direction of the CFCL Shareholder appointing them and if the CFCL Shareholder specifies a choice with respect to any matter to be voted upon, such CFCL Shareholders’ CFCL Shares will be voted accordingly. In the absence of such direction, the Class A Shares will be voted “FOR” the approval of the Class A Shareholder Arrangement Resolution and the Common Shares will be voted “FOR” the approval of the Common Shareholder Arrangement Resolution, in each case, to be considered at the Meeting as described in this Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the applicable accompanying form of proxy or voting instruction form with respect to any amendments or variations of the matter of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment. As of the date of this Circular, CFCL knows of no amendments, variations or other matters to come before the Meeting other than the matter set forth in this Notice of Meeting. CFCL Shareholders that are planning on returning the applicable accompanying form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting the applicable form of proxy or voting instruction form.

If your CFCL Shares are held in “street name” by a U.S. brokerage account, trustee or another nominee, you are considered the “beneficial owner” or “non-registered holder” of those CFCL Shares. As the beneficial owner of those CFCL Shares, you have the right to direct your broker, trustee or nominee how to vote. However, because a beneficial owner is not the shareholder of record, you will not be entitled to vote your beneficially owned CFCL Shares in person at the Meeting unless you obtain a “legal proxy” from the U.S. broker, trustee or nominee that holds your CFL Shares, giving you the right to vote the CFCL Shares at the Meeting.

Voting Securities and Principal Holders Thereof

As of October 26, 2017, there were 252,116,003 Class A Shares and 40,000 Common Shares outstanding. CFCL has no other class or series of shares outstanding. As of October 26, 2017, there is no person who, to the knowledge of CFCL, beneficially owns, or exercises control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding Class A Shares. As of October 26, 2017, there is no person who, to the knowledge of CFCL, beneficially owns, or exercises control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding Common Shares other than:

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Notes:

(1)	Accrete Corporation Limited is owned by J. L. Michele Spicer.
(2)	FutureFunds Inc. is owned by the family of J.C. Stefan Spicer.
(3)	The Central Group Alberta Ltd. is owned 60% by Philip M. Spicer and 40% by J.C. Stefan Spicer.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Circular (including the documents incorporated by reference herein and the Appendices hereto), CFCL is not aware of any material interest, direct or indirect, of any informed person of CFCL, or any associate or affiliate of any informed person, in any transaction since the commencement of CFCL’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect CFCL.

For the purposes of this Circular an “informed person” means a director or executive officer of CFCL, a director or executive officer of a person or company that is itself an “informed person” and any person or company who beneficially owns, directly or indirectly, voting securities of CFCL or who exercises control or direction over voting securities of CFCL or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of CFCL.

Procedure and Votes Required

The Interim Order provides that each holder of Class A Shares and Common Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting in respect of the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution respectively. To the extent a CFCL Shareholder transfers the ownership of any of its CFCL Shares after the Record Date and the transferee of those CFCL Shares establishes that it owns such CFCL Shares and requests, at least 10 days before the Meeting, to be included in the list of CFCL Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those CFCL Shares at the Meeting.

Pursuant to the Interim Order:

•	Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Common Shareholder Arrangement Resolution and all other matters that may be properly brought before the Meeting or any adjournment(s) or postponement(s) thereof. The Common Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Common Shareholders as well as a majority of the votes cast by the MI 61-101 Minority Common Shareholders, voting as a single class, present in person or represented by proxy at the Meeting;

•	Each Class A Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Class A Share Shareholder Arrangement Resolution and all other matters that may be properly brought before the Meeting or any adjournment(s) or postponement(s) thereof. The Class A Share Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Class A Shareholders as well as a majority of the votes cast by the MI 61-101 Minority Class A Shareholders, voting as a single class, present in person or represented by proxy at the Meeting; and

•	the quorum at the Meeting shall be the quorum as set out in the constating documents of CFCL (being (a) two persons present in person or represented by proxy, who, in the aggregate, hold at least 10% of the CFCL Shares; and (b) the holders of not less than 20% of the Class A Shares then outstanding present in person or represented by proxy.

Notwithstanding the foregoing, the Arrangement Resolutions authorize directors of CFCL, without further notice to or approval of the CFCL Shareholders, to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A-1, A-2 and A-3 to this Circular for the full text of the Arrangement Resolutions.

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PART VII – APPROVAL

CFCL Board of Directors’ Approval

The contents and the sending of this Circular have been approved by the CFCL Board.

(Signed) “J.C. Stefan Spicer”

Name: J.C. Stefan Spicer
Title:	Chairman, President & CEO
Central Fund of Canada Limited

October 26, 2017

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PART VIII – CONSENT OF PRICEWATERHOUSECOOPERS LLP

Consent of PricewaterhouseCoopers LLP

We hereby consent to the references to our firm name and our Fairness Opinions dated September 29, 2017 contained in the Circular and to the inclusion of the text of our Fairness Opinions in Appendix E to the Circular. Our Fairness Opinions were given as at September 29, 2017 subject to the assumptions made, procedures followed, matters considered and limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the Special Offer Committee of CFCL shall be entitled to rely upon our opinion.

(signed) PricewaterhouseCoopers LLP

Toronto, Ontario

October 26, 2017

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APPENDIX A-1

CLASS A SHAREHOLDER ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated October 26, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of October 1, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M. Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix D to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the class A shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the class A shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1-1

APPENDIX A-2

COMMON SHAREHOLDER ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated October 26, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of October 1, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M. Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix D to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the common shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the common shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-2-1

APPENDIX A-3

NEW ADMINISTRATOR ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd. (“New Administrator”), Sprott Physical Gold and Silver Trust (the “Trust”) a Sprott Inc., as more particularly described and set forth in the arrangement agreement (the “Arrangement Agreement”) dated October 1, 2017 among Sprott Inc., CFCL, the Trust, The Central Group Alberta Ltd., New Administrator, Philip M. Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, New Administrator, the Trust and Sprott Inc., the full text of which is set out in Schedule A to the Arrangement Agreement, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of New Administrator in approving the Arrangement Agreement, and (iii) actions of the directors and officers of New Administrator in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	New Administrator be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of New Administrator or that the Arrangement has been approved by the Court, the directors of New Administrator are hereby authorized and empowered to, without notice to or approval of the shareholders of New Administrator: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(6)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX A-4

ARRANGEMENT AGREEMENT

A-4-1

SPROTT INC.

and

CENTRAL FUND OF CANADA LIMITED

and

the CENTRAL GROUP ALBERTA ltd.

and

2070140 ALBERTA LTD.

and

philip M. spicer

and

j.c. sTEFAN spicer

ARRANGEMENT AGREEMENT

October 1, 2017

A-4-2

Article 1
INTERPRETATION

Section 1.1	Definitions	A-4-7
Section 1.2	Certain Rules of Interpretation	A-4-19
Section 1.3	Schedules and CFCL Disclosure Letter	A-4-20

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement	A-4-20
Section 2.2	Interim Order	A-4-21
Section 2.3	The CFCL Meeting	A-4-22
Section 2.4	The CFCL Circular	A-4-23
Section 2.5	Final Order	A-4-25
Section 2.6	Court Proceedings	A-4-25
Section 2.7	Articles of Arrangement and Effective Date	A-4-26
Section 2.8	Payment of Consideration	A-4-26
Section 2.9	Withholding Taxes	A-4-26
Section 2.10	U.S. Securities Law Matters	A-4-27
Section 2.11	Trust Matters	A-4-28
Section 2.12	United States Tax Matters	A-4-28
Section 2.13	CGAL Shareholders Pre-Effective Date Guarantee	A-4-29

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of CFCL	A-4-29
Section 3.2	Representations and Warranties of CGAL and the CGAL Shareholders	A-4-29
Section 3.3	Representations and Warranties of SII	A-4-30

Article 4
COVENANTS

Section 4.1	Conduct of Business of CFCL, CGAL and the New Administrator	A-4-30
Section 4.2	CFCL, CGAL and New Administrator Covenants Regarding the Arrangement	A-4-33
Section 4.3	SII and Trust Covenants Regarding Conduct of Business and the Arrangement	A-4-34
Section 4.4	Regulatory/Stock Exchange Approvals	A-4-36
Section 4.5	Access to Information; Confidentiality	A-4-37
Section 4.6	Public Communications	A-4-37
Section 4.7	Notice and Cure Provisions	A-4-37
Section 4.8	CFCL Employee, Director and Officer Insurance and Indemnification	A-4-38
Section 4.9	CGAL Indemnification and Release	A-4-38
Section 4.10	Stock Exchange Delisting	A-4-39
Section 4.11	Standstill	A-4-39
Section 4.12	Litigation and Release Matters	A-4-40
Section 4.13	Corporate Name Matters	A-4-42
Section 4.14	Reconstitution of CFCL Board	A-4-43
Section 4.15	Non-Compete	A-4-43
Section 4.16	CGAL Section 85 Election	A-4-43
Section 4.17	Earnout Agreement Matters	A-4-44
Section 4.18	Bullion Custodian	A-4-44
Section 4.19	Liquidation and Dissolution of CFCL	A-4-44
Section 4.20	Trust Tax Matters	A-4-44

A-4-3

Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1	Non-Solicitation by CFCL	A-4-45
Section 5.2	Notification of Acquisition Proposals - CFCL	A-4-46
Section 5.3	Responding to an Acquisition Proposal re CFCL	A-4-46
Section 5.4	Right to Match re CFCL	A-4-47
Section 5.5	Non-Solicitation by CGAL, New Administrator and the CGAL Shareholders	A-4-49
Section 5.6	Breach by Representatives	A-4-49

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent	A-4-50
Section 6.2	Additional Conditions Precedent to the Obligations of SII and the Trust	A-4-51
Section 6.3	Additional Conditions Precedent to the Obligations of CFCL	A-4-52
Section 6.4	Additional Conditions Precedent to the Obligations of CGAL, New Administrator and the CGAL Shareholders	A-4-53
Section 6.5	Satisfaction of Conditions	A-4-53

Article 7
INDEMNIFICATION

Section 7.1	Liability for Representations and Warranties	A-4-53
Section 7.2	Indemnification in Favour of SII	A-4-55
Section 7.3	Indemnification in Favour of CGAL	A-4-56
Section 7.4	Notification	A-4-56
Section 7.5	Limitations Periods	A-4-57
Section 7.6	Direct Claims	A-4-57
Section 7.7	Procedure for Third Party Claims	A-4-57
Section 7.8	Fraud and Other Remedies	A-4-59
Section 7.9	Adjustment to CGAL Aggregate Consideration	A-4-59
Section 7.10	Reductions and Subrogation	A-4-59
Section 7.11	Duty to Mitigate	A-4-59

Article 8
TERMINATION, termination feeS and expenses

Section 8.1	Termination	A-4-59
Section 8.2	Effect of Termination/Survival	A-4-61
Section 8.3	Termination Fee	A-4-61
Section 8.4	Expenses	A-4-63

Article 9
GENERAL PROVISIONS

Section 9.1	Amendments	A-4-63
Section 9.2	Notices	A-4-64
Section 9.3	Time of the Essence	A-4-65
Section 9.4	Injunctive Relief	A-4-65
Section 9.5	Third Party Beneficiaries	A-4-66
Section 9.6	Waiver	A-4-66
Section 9.7	Entire Agreement	A-4-66
Section 9.8	Further Assurances	A-4-66
Section 9.9	Successors and Assigns	A-4-66
Section 9.10	Severability	A-4-67
Section 9.11	Governing Law	A-4-67

A-4-4

Section 9.12	Rules of Construction	A-4-67
Section 9.13	No Personal Liability	A-4-67
Section 9.14	Several Liability	A-4-67
Section 9.15	Language	A-4-67
Section 9.16	Counterparts	A-4-67

SCHEDULES

Schedule A	Plan of Arrangement
Schedule B	Class A Shareholder Arrangement Resolution
Schedule C	Common Shareholder Arrangement Resolution
Schedule D	New Administrator Arrangement Resolution
Schedule E	Representations and Warranties of CFCL
Schedule F	Representations and Warranties of CGAL and the CGAL Shareholders
Schedule G	Representations and Warranties of SII and the Trust to CFCL
Schedule H	Representations and Warranties of SII to the CGAL Shareholders
Schedule I	Form of Earnout Agreement
Schedule J	Form of Management Agreement
Schedule K	Form of Trust Agreement
Schedule L	Form of Joinder Agreement

A-4-5

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 1, 2017,

A M O N G:

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

CENTRAL FUND OF CANADA LIMITED (“CFCL”), a corporation continued under the laws of the Province of Alberta

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

- and -

2070140 ALBERTA LTD. (“New Administrator”), a corporation incorporated under the laws the Province of Alberta

- and -

PHILIP M. SPICER, an individual residing in the City of Hamilton, Province of Ontario

- and -

J.C. STEFAN SPICER (together with Philip M. Spicer, the “CGAL Shareholders”, and each a “CGAL Shareholder”), an individual residing in the City of Hamilton, Province of Ontario.

WHEREAS, CFCL is a specialized investment holding company that invests its assets primarily in gold and silver related investments and requires the continued services of an administrator to direct the administration of its business;

AND WHEREAS, CGAL provides administrative and consulting services to CFCL (the “CGAL Business”);

AND WHEREAS, there are 252,116,003 Class A Shares and 40,000 Common Shares of CFCL outstanding as at the date of this Agreement;

AND WHEREAS, SII is an an alternative asset manager and a global leader in precious metal and real asset investments;

A-4-6

AND WHEREAS, the Parties wish to effect an arrangement pursuant to which the assets and liabilities of CFCL other than the Administration Agreement are transferred to the Trust, each Class A Share is exchanged for a Trust Unit, each Common Share is acquired for $500 in cash and the CGAL Business is acquired from CGAL for consideration consisting of $85 million in cash, 6,997,387 SII Shares and a cash earnout payment in accordance with the terms of the Earnout Agreement;

AND WHEREAS, the boards of directors of each of CFCL, CGAL and SII have determined that it would be in the best interests of each of them, respectively, to enter into this Agreement and consummate the transactions contemplated herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Definitions

(1)	As used in this Agreement, the following terms have the following meanings:

“19b-4 Application” means the application to the SEC relating to the 19b-4 Approval.

“19b-4 Approval” means the required approvals under Rule 19b-4 under the U.S. Exchange Act in order to effect a listing of the Trust Units on NYSE Arca.

“ABCA” means the Business Corporations Act (Alberta).

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement having terms that are not less favourable, individually or in the aggregate, to CFCL than those set out in the Confidentiality Agreement and Section 4.11(1), provided that (a) use of confidential information provided thereunder shall be restricted to consideration of a negotiated transaction; and (b) the duration of the required standstill period may be the earlier of 12 months and the occurrence, following the entering into of the Acceptable Confidentiality Agreement, of a “spring event” (which will be defined in a manner no less favourable to CFCL than the definition of “Spring Event” in Section 4.11(3)(a)).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only CFCL and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than SII (or any affiliate of SII or any Person acting in concert with SII or any affiliate of SII) after the date of this Agreement relating to: (a) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the assets or contributing 20% or more of the revenue of CFCL, CGAL or the New Administrator or of 20% or more of any class of the voting or equity securities of CFCL, CGAL or the New Administrator (or rights or interests in such voting or equity securities); (b) any take-over bid, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of CFCL, CGAL or the New Administrator; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization (including conversion into an exchange traded fund or similar entity or other transaction requiring articles of amendment), recapitalization, liquidation, dissolution, winding up or exclusive license involving CFCL, CGAL or the New Administrator; (d) any transaction involving the acquisition of the Administration Agreement; or (e) any other similar transaction or series of transactions involving CFCL, CGAL, the New Administrator or the CGAL Shareholders.

A-4-7

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and CGAL dated as of November 1, 2005.

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms thereof and of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“associate” has the meaning given to it in the Securities Act (Alberta).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York.

“Canadian Securities Laws” means: (a) the Securities Act (Alberta), the Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities Laws; and (b) the rules and regulations of the TSX.

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement.

“CFCL Arrangement Resolutions” means, collectively, the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution.

“CFCL Articles of Arrangement” means the articles of arrangement of CFCL in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“CFCL Board” means the board of directors of CFCL.

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193 of the ABCA in respect of the CFCL Articles of Arrangement.

“CFCL Circular” means the notice of the CFCL Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the CFCL Shareholders in connection with the CFCL Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“CFCL Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by CFCL to SII with this Agreement.

A-4-8

“CFCL Filings” means all documents publicly filed or furnished under the profile of CFCL on SEDAR or EDGAR since October 31, 2016.

“CFCL Indemnification Obligations” means CFCL’s obligations pursuant to section 11 of the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter of thing which CGAL may have properly done or caused to be done pursuant to the terms of the Administration Agreement.

“CFCL Meeting” means the special meeting of CFCL Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions and for any other purpose as may be set out in the CFCL Circular and agreed to in writing by CFCL, SII and CGAL, each acting reasonably.

“CFCL Real Property” means the condominium where CFCL’s head office is located having the municipal address Suite 805 Hallmark Estates, 1323 – 15th Avenue, SW, Calgary, Alberta.

“CFCL Shareholders” means the Class A Shareholders and the Common Shareholders.

“CFCL Shares” means, collectively, the Class A Shares and the Common Shares.

“CFCL Special Offer Committee” means the special offer committee of the CFCL Board.

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 SII Shares.

“CGAL Shares” means the common shares in the capital of CGAL.

“Class A Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Class A Shareholders at the CFCL Meeting, substantially in the form of Schedule B.

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one (1) Trust Unit.

“Class A Shareholders” means the registered or beneficial holders of Class A Shares.

“Class A Shares” means the Class A non-voting shares in the capital of CFCL.

“Class A Shares Fairness Opinion” means an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Class A Shareholder Consideration is fair, from a financial point of view, to the Class A Shareholders (excluding the CGAL Shareholders).

“Collective Agreements” means, in respect of a Person, all collective bargaining agreements or union agreements currently applicable to such Person and all related Contracts and other documents, including letters or memorandums of understanding, letters of intent or other written communications with bargaining agents for any Employee of such Person which impose any obligations upon such Person.

A-4-9

“Common Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Common Shareholders at the CFCL Meeting, substantially in the form of Schedule C.

“Common Shareholder Consideration” means $500 in cash for each Common Share.

“Common Shareholders” means the registered or beneficial holders of Common Shares.

“Common Shares” means the common shares in the capital of CFCL.

“Common Shares Fairness Opinion” means an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Common Shareholder Consideration is fair, from a financial point of view, to the Common Shareholders (excluding the CGAL Shareholders and their family members).

“Competition Act Approval” means: (a) the issuance to SII of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement; or (b) both (i) the waiting period, including any extension of such waiting period, under section 123 of the Competition Act (Canada) shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) shall have been waived in accordance with paragraph 113(c) of the Competition Act (Canada) and (ii) SII shall have received a letter from the Commissioner of Competition indicating that she or he does not, as of the date of the letter, intend to make an application under section 92 of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement dated September 6, 2017 between SII, Sprott Asset Management LP, CFCL and CGAL, as amended, supplemented or otherwise modified from time to time.

“Consideration” means, collectively, the Class A Shareholder Consideration, the Common Shareholder Consideration, the CGAL Aggregate Consideration and the SII-Held Common Share Consideration.

“Consideration Securities” means the SII Shares and Trust Units to be issued as Consideration pursuant to the Plan of Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation or undertaking (written or oral) to which a Party is a party or by which it is bound or affected or to which any of its properties or assets is subject.

“Court” means the Court of Queen’s Bench of Alberta (Calgary), or other court as applicable.

“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party, provided that “Damages” do not include any special, consequential, punitive, aggravated or incidental damages or loss of profits except in the case of Third Party Claims.

A-4-10

“Declared CFCL Dividend” means the US$0.01 per Class A Share dividend declared on August 29, 2017.

“Depositary” means TSX Trust Company or such other Person as SII, CFCL and CGAL agree in writing.

“Direct Claim” means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Person to make a claim for indemnification under this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Earnout Agreement” means the earnout agreement to be entered into on the Effective Date between SII and CGAL concurrently with the Closing, in the form of Schedule I, subject to any amendments or variations to such Earnout Agreement as agreed upon by SII and CGAL, each acting reasonably.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date shown on the Certificates of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plan” means, with respect to a Person, a health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other officer or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors, Employees or former Employees, which is maintained by or binding upon such Person or in respect of which such Person has any actual or potential liability.

“Employees” means, with respect to any Person, such Person’s officers, employees and independent contractors.

“Fairness Opinions” means, collectively, the Class A Shares Fairness Opinion and the Common Shares Fairness Opinion.

“Final Order” means the final order of the Court in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Financial Advisor” means PricewaterhouseCoopers LLP.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

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“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnified Person” means a Person with indemnification rights or benefits under Section 7.2 or Section 7.3.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under Section 7.2 or Section 7.3.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the CFCL Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court (which amendment shall be acceptable to the Parties, each acting reasonably).

“Joinder Agreement” means the joinder agreement to be entered into among the Parties and the Trust promptly following the organization and settling of the Trust and in any event prior to the Effective Date, in the form of Schedule L, subject to any amendments or variations to such Joinder Agreement as agreed by the Parties, each acting reasonably.

“Key Regulatory/Stock Exchange Approvals” means 19b-4 Approval, Competition Act Approval and the Trust Unit Stock Exchange Approvals.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, instrument, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind capable of becoming any of the foregoing, in each case, whether contingent or absolute.

“Locked-Up Shareholders” means those CFCL Shareholders specified in the CFCL Disclosure Letter.

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“Management Agreement” means the management agreement to be entered into between the Trust and the Manager prior to the Effective Date, in the form of Schedule J, subject to any amendments or variations to such Management Agreement as agreed upon by the Parties and the Manager, each acting reasonably.

“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust.

“Material Adverse Effect” means, with respect to any Person, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of such Person and its Subsidiaries (if applicable), taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any fluctuations or changes in gold or silver prices;

(b)	any change affecting the industries in which the Person operates;

(c)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(d)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(e)	any change in IFRS;

(f)	any natural disaster;

(g)	any actions taken (or omitted to be taken) upon the written request, or with the prior written consent, of all of the other Parties;

(h)	the announcement or performance of this Agreement or consummation of the Arrangement;

(i)	any change in the market price or trading volume of any securities of the Person (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Person trade; or

(j)	the failure of the Person in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that with respect to clauses (b) through to and including (f), such matter does not have a materially disproportionate effect on the Person and its Subsidiaries (if applicable), taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and its Subsidiaries (if applicable) operate; and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

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“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Common Shareholders” means the Common Shareholders other than the CGAL Shareholders and their family members.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Money Laundering Laws” means financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering.

“New Administrator Arrangement Resolution” means the written resolution of the sole shareholder of New Administrator approving the Plan of Arrangement in the form of Schedule D delivered to CFCL and SII concurrently with the execution of this Agreement.

“New Administrator Articles of Arrangement” means the articles of arrangement of the New Administrator in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193 of the ABCA in respect of the New Administrator Articles of Arrangement.

“New Administrator Shares” means the common shares in the capital of the New Administrator.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“officer” has the meaning specified in the Securities Act (Alberta).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

“Outside Date” means January 2, 2018 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by January 2, 2018 as a result of the failure to obtain all of the Key Regulatory/Stock Exchange Approvals, then SII, CFCL or CGAL may elect by notice (any such notice given by SII being, an “SII Outside Date Extension Notice”) in writing to the other Parties prior to the original Outside Date (and any subsequent Outside Date) to extend such date in one (1) month increments for up to an additional three (3) months, provided further that if permitted extension of the Outside Date were to cause the Outside Date to not occur on a Business Day, the first Business Day thereafter shall be deemed to be the Outside Date).

“Parties” means SII, CFCL, CGAL, New Administrator and the CGAL Shareholders and “Party” means any one of them and, following its execution and delivery of the Joinder Agreement, the Trust.

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“Permitted Acquisition Agreement” means, an agreement, arrangement or understanding entered into by CFCL prior to the approval by the CFCL Shareholders of the CFCL Arrangement Resolutions to implement, pursue or support a Superior Proposal, which:

(a)	provides that all obligations of CFCL (other than confidentiality) contained in the agreement, arrangement or understanding are effective only following the satisfaction of conditions precedent that (i) the Class A Shareholder Arrangement Resolution shall have failed to receive the requisite vote of the Class A Shareholders at the CFCL Meeting in accordance with the Interim Order, (ii) the Termination Fee has been paid by CFCL to SII pursuant to Section 8.3, and (iii) this Agreement has been validly terminated;

(b)	other than any filing or notice as required by applicable Law prior to the satisfaction of the conditions precedent referred to in clause (a) above, does not require CFCL to take any further steps in respect of the Superior Proposal, including any filing or notice to any Governmental Entity, until the conditions precedent referred to in clause (a) above have been satisfied;

(c)	terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of condition precedent referred to in clause (a)(i) above to be satisfied;

(d)	does not contain any provisions providing for the payment of any amount or the taking of any other action by CFCL as a result of the completion of the transactions contemplated by this Agreement or the failure to satisfy the conditions precedent referred to in clause (a) above;

(e)	does not impose or provide for any “hello”, “break”, termination or other fees or expenses payable by CFCL or options or rights to acquire assets of securities of CFCL, other than which are effective only following the satisfaction of the conditions precedent referred to in clause (a) above; and

(f)	such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, CFCL from completing the Arrangement in accordance with the terms of this Agreement unless and until such time as the conditions precedent referred to in clause (a) above are satisfied.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance the terms thereof or with Section 9.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Proxy Solicitation Firms” means such proxy solicitation firm or firms as CFCL, CGAL and SII agree in writing, each acting reasonably.

“Registrar” means the Registrar appointed pursuant to section 263(1) of the ABCA.

“Regulatory/Stock Exchange Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement or the listing of the Trust Units issuable pursuant to the Arrangement on the TSX and NYSE Arca, including the Key Regulatory/Stock Exchange Approvals.

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“Reorganization Transactions” means (a) the transfer of the Transferred Assets (as defined in the Plan of Arrangement) to the Trust in exchange for Trust Units and the assumption of the Transferred Liabilities (as defined in the Plan of Arrangement) pursuant to section 2.3(e) of the Plan of Arrangement; (b) the redemption of the Class A Shares by CFCL in exchange for Trust Units pursuant to section 2.3(g) of the Plan of Arrangement; (c) the redemption of the Common Shares by CFCL in exchange for Trust Units pursuant to section 2.3(h) of the Plan of Arrangement; and (d) the liquidation of CFCL pursuant to section 4.19 of this Agreement.

“Representative” means, with respect to any Party, an officer, director, employee, representative (including any financial or other adviser) or agent of the Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means: (a) in Canada, the Alberta Securities Commission, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada; and (b) in the United States, the SEC and any applicable securities regulatory authority of a U.S. state, possession or territory, or the District of Columbia.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Settlor” means a person to be designated by SII, acting reasonably, that will establish the Trust pursuant to the Trust Agreement.

“SII-Held Common Share Consideration” means the consideration to be received by SII, as a holder of Common Shares, pursuant to Section 2.3(h) of the Plan of Arrangement consisting of, for each Common Share, one (1) Trust Unit.

“SII Filings” means all documents publicly filed under the profile of SII on SEDAR since December 31, 2016.

“SII Outside Date Extension Notice” has the meaning specified in the definition of “Outside Date” in Section 1.1(1).

“SII Permitted Dividends” means, in respect of SII Shares, a dividend not in excess of $0.03 per SII Share per quarter consistent with the current practice (including with respect to timing) of SII.

“SII Shares” means the common shares in the capital of SII.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary.

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“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to acquire not less than all of the outstanding Class A Shares and Common Shares or all or substantially all of the assets and liabilities of CFCL that: (a) did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) is not subject to any due diligence or access condition; and (e) that the CFCL Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction that is (i) more favourable, from a financial point of view, to the Class A Shareholders than the Arrangement and (ii) no less favourable, from a financial point of view, to the Common Shareholders than the Arrangement (in each case, including any amendments to the terms and conditions of the Arrangement proposed by SII pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person.

“Termination Fee” means $5.0 million, or where the Expense Reimbursement Amount has been paid, $7.5 million.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Trust” means the Sprott Physical Gold and Silver Trust, a trust to be established prior to the Effective Date under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement to be entered into among the Settlor, the Manager and the Trustee, as trustee, prior to the Effective Date, in the form of Schedule K, subject to any amendments or variations to such Trust Agreement as agreed by the Parties, each acting reasonably, and the Trustee.

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“Trust Unit Stock Exchange Approvals” means the conditional approval to the listing of the Trust Units issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of the Trust Units issuable pursuant to the Arrangement on NYSE Arca.

“Trust Units” means the units of the Trust.

“Trustee” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada, or such other Person as SII, CFCL and CGAL agree in writing.

“TSX” means the Toronto Stock Exchange.

“United States” means the Unites States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means: (a) federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and (b) the rules and regulations of NYSE American and of the NYSE Arca.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Voting Support Agreements” means each agreement between SII, on the one hand, and the Locked-Up Shareholders, on the other, dated as of the date hereof.

(2)	The following terms are defined elsewhere in this Agreement, as indicated below:

“Administrator Business”	Section 4.15(2)(a)
“Beneficiaries”	Section 9.5(1)
“Central Excluded Claims”	Section 4.12(9)(b)
“Central Post-Signing Released Claims”	Section 4.12(9)(c)
“Central Pre-Signing Released Claims”	Section 4.12(9)(d)
“Central Released Persons”	Section 4.12(9)(e)
“CFCL”	Preamble
“CFCL Board Recommendation”	Section 2.4(2)
“CGAL”	Preamble
“CGAL Deductible”	Section 7.2(4)
“CGAL Fundamental Representations”	Section 7.1(3)(a)
“CGAL Shareholder” or “CGAL Shareholders”	Preamble
“Change in Recommendation”	Section 8.1(1)(f)(ii)
“CIBC”	Section 4.18
“Claims”	Section 4.12(9)(a)
“Closing”	Section 2.7(2)
“Confidential Proposal”	Section 4.11(2)
“Exclusivity Agreement”	Section 4.12(9)(f)
“Expense Reimbursement Amount”	Section 8.4(2)
“HSR Act”	Paragraph (37) of Schedule E
“Matching Period”	Section 5.4(1)(e)
“New Administrator”	Preamble

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“New Administrator Pre-Closing Tax Period”	Section 7.2(1)(b)
“Notice”	Section 9.2
“Section 3(a)(10) Exemption”	Section 2.10(1)
“SII”	Preamble
“SII Deductible”	Section 7.3(3)
“SII Fundamental Representations”	Section 7.3(3)
“Spring Event”	Section 4.11(3)(a)
“Sprott Excluded Claims”	Section 4.12(9)(g)
“Sprott Post-Signing Released Claims”	Section 4.12(9)(h)
“Sprott Pre-Signing Released Claims”	Section 4.12(9)(i)
“Sprott Released Persons”	Section 4.12(9)(j)
“Standstill Period”	Section 4.11(3)(b)
“Superior Proposal Notice”	Section 5.4(1)(c)
“Terminating Party”	Section 4.7(3)
“Termination Fee Event”	Section 8.3(1)
“Termination Notice”	Section 4.7(3)

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to sums of money or to “$” are references to Canadian dollars. All references to “US$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means copies of the subject materials were provided to SII or its Representatives.

(5)	Control. A Person is considered to “control” another Person if: (a) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(6)	Capitalized Terms. All capitalized terms used in any Schedule or the CFCL Disclosure Letter have the meanings ascribed to them in this Agreement.

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(7)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of: (a) CFCL, it is deemed to refer to the actual knowledge of the following directors and officers of CFCL after reasonable inquiry (i) J.C. Stefan Spicer (Chairman, President and Chief Executive Officer and director), (ii) Catherine A. Spackman (Treasurer and Chief Financial Officer), (iii) John S. Elder (Secretary and Counsel), (iv) Barry R. Cooper (director and Chair of the CFCL Special Offer Committee), and (v) Bruce D. Heagle (director and Chair of the audit committee of the CFCL Board); (b) SII, it is deemed to refer to the actual knowledge of the following officers of SII after reasonable inquiry (i) Peter Grosskopf (Chief Executive Officer), (ii) Kevin Hibbert (Chief Financial Officer and Corporate Secretary) and (iii) Arthur Einav (General Counsel); or (c) CGAL, New Administrator or any CGAL Shareholder, it is deemed to refer to the actual knowledge of any of the CGAL Shareholders after reasonable inquiry. Each of CFCL and SII confirms that it and such directors and officers, as applicable, have made due and diligent inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties. Each of the CGAL Shareholders confirms that it has made due and diligence inquiries of such Persons as they consider necessary to the matters that are the subject of the representations and warranties.

(8)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of CFCL required to be made shall be made in a manner consistent with IFRS.

(9)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(11)	Time References. References to time are to local time, Calgary, Alberta.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3	Schedules and CFCL Disclosure Letter

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The CFCL Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the Confidentiality Agreement.

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement

SII, the Trust, CFCL, CGAL, New Administrator and the CGAL Shareholders agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

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Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, CFCL and New Administrator shall jointly apply in a manner reasonably acceptable to SII pursuant to section 193 of the ABCA and prepare, file and diligently pursue a joint application for the Interim Order, which must provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the CFCL Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for:

(i)	the Class A Shareholder Arrangement Resolution shall be:

(A)	66 2/3% of the votes cast on the Class A Shareholder Arrangement Resolution by Class A Shareholders present in person or represented by proxy at the CFCL Meeting voting separately as a single class; and

(B)	a majority of the votes cast on the Class A Shareholder Arrangement Resolution by Class A Shareholders present in person or represented by proxy at the CFCL Meeting, excluding for this purpose votes attached to Class A Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(ii)	the Common Shareholder Arrangement Resolution shall be:

(A)	66 2/3% of the votes cast on the Common Shareholder Arrangement Resolution by Common Shareholders present in person or represented by proxy at the CFCL Meeting voting separately as a single class; and

(B)	a majority of the votes cast on the Common Shareholder Arrangement Resolution by Common Shareholders present in person or represented by proxy at the CFCL Meeting, excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(iii)	the New Administrator Arrangement Resolution shall be a written resolution of the sole shareholder of New Administrator and shall be satisfied by the New Administrator Arrangement Resolution delivered to CFCL and SII concurrently with the execution of this Agreement;

(c)	that, in all other respects, the terms, restrictions and conditions of CFCL’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the CFCL Meeting;

(d)	for the grant of the Dissent Rights to those CFCL Shareholders who are registered Common Shareholders or Class A Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that it is the intention of SII and the Trust to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act in connection with the offer and sale of the applicable Consideration Securities in accordance with the Arrangement, subject to and conditioned upon the Court’s approval, following a hearing, of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness and reasonableness of the terms and conditions of the Arrangement;

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(g)	that the CFCL Meeting may be adjourned or postponed from time to time by CFCL in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the CFCL Shareholders (which record date shall be the same for Class A Shareholders and Common Shareholders) entitled to receive material and vote at the CFCL Meeting;

(i)	that the record date for the CFCL Shareholders entitled to notice of and to vote at the CFCL Meeting will not change in respect of any adjournment(s) or postponement(s) of the CFCL Meeting, unless required by Law;

(j)	that the deadline for the submission of proxies by CFCL Shareholders for the CFCL Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the CFCL Meeting, subject to waiver by CFCL in accordance with the terms of this Agreement; and

(k)	for such other matters as SII may reasonably require, subject to obtaining the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	The CFCL Meeting

CFCL shall:

(a)	convene and conduct the CFCL Meeting in accordance with the Interim Order, CFCL’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before November 30, 2017, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the CFCL Meeting without the prior written consent of SII, except:

(i)	in the case of an adjournment, as required for quorum purposes, by applicable Law or by a Governmental Entity, subject to having first consulted with SII in good faith; or

(ii)	as required under Section 5.4(5);

(b)	other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into of a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1), use commercially reasonable efforts to jointly (subject to the limitations set out in Section 2.3(b) the CFCL Disclosure Letter) solicit proxies with SII in favour of the approval of the CFCL Arrangement Resolutions and against any resolution submitted by any CFCL Shareholder that is inconsistent with the CFCL Arrangement Resolutions and the completion of any of the transactions contemplated by this Agreement, using the Proxy Solicitation Firms at SII’s expense as provided in Section 8.4(3);

(c)	provide SII with copies of or access to information regarding the CFCL Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by SII;

(d)	other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1), permit SII to solicit, on behalf of the management of CFCL, proxies in favour of the CFCL Arrangement Resolutions in compliance with Law, through the Proxy Solicitation Firms at SII’s expense as provided in Section 8.4(3), and disclose in the CFCL Circular that SII may make such solicitations;

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(e)	consult with SII in fixing the date of the CFCL Meeting, give notice to SII of the CFCL Meeting and allow SII’s representatives and legal counsel to attend the CFCL Meeting;

(f)	promptly advise SII, at such times as SII may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the CFCL Meeting, as to the aggregate tally of the proxies received by CFCL in respect of each of the CFCL Arrangement Resolutions;

(g)	promptly advise SII of any written communication delivered to CFCL or any of its Representatives from any CFCL Shareholder opposing the Arrangement, any written notice of dissent, purported exercise or withdrawal of Dissent Rights, and any written communications sent by or on behalf of CFCL to any CFCL Shareholder exercising or purporting to exercise Dissent Rights;

(h)	provide SII with an opportunity to review and comment on any written communication sent by or on behalf of CFCL to any CFCL Shareholder exercising or purporting to exercise Dissent Rights and not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of SII;

(i)	not, without the prior written consent of SII, change the record date for the CFCL Shareholders entitled to vote at the CFCL Meeting in connection with any adjournment or postponement of the CFCL Meeting unless required by Law;

(j)	not without the prior written consent of SII, waive the deadline for the submission of proxies by CFCL Shareholders for the CFCL Meeting;

(k)	at the request of SII from time to time, provide SII with a list (in both written and electronic form) of: (i) the registered CFCL Shareholders, together with their addresses and respective holdings of CFCL Shares; (ii) the names, addresses and holdings of all Persons having rights issued by CFCL to acquire CFCL Shares; and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of CFCL Shares, together with their addresses and respective holdings of CFCL Shares. CFCL shall from time to time require that its registrar and transfer agent furnish SII with such additional information, including updated or additional lists of CFCL Shareholders, and lists of securities positions and other assistance as SII may reasonably request in order to be able to communicate with respect to the Arrangement with the CFCL Shareholders and with such other Persons as are entitled to vote on the CFCL Arrangement Resolutions; and

(l)	notwithstanding the receipt by CFCL of a Superior Proposal in accordance with Article 5, unless otherwise agreed to in writing by SII, continue to take all steps necessary to hold the CFCL Meeting and to cause the Arrangement to be voted on at the CFCL Meeting by both the Class A Shareholders and the Common Shareholders and not propose to adjourn or postpone the CFCL Meeting other than as contemplated by Section 2.3(a).

Section 2.4	The CFCL Circular

(1)	CFCL shall promptly prepare and complete, in consultation with the other Parties, the CFCL Circular together with any other documents required by Law in connection with the CFCL Meeting and the Arrangement, and CFCL shall, promptly after obtaining the Interim Order, cause the CFCL Circular and such other documents to be filed and sent to each CFCL Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the CFCL Meeting to be held by the date specified in Section 2.3(a).

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(2)	CFCL shall ensure that the CFCL Circular complies in material respects with Law, does not contain any Misrepresentation (except that CFCL shall not be responsible for any information included in the CFCL Circular relating to SII and its affiliates that was provided by SII expressly for inclusion in the CFCL Circular pursuant to Section 2.4(4)) and provides the CFCL Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the CFCL Meeting. Without limiting the generality of the foregoing, the CFCL Circular must include: (i) a copy of each of the Fairness Opinions; (ii) a statement that each of the CFCL Special Offer Committee and the CFCL Board has received the Fairness Opinions, and each has unanimously (with all directors other than Barry Cooper and Glenn Fox abstaining as conflicted directors), after receiving legal and financial advice, determined that the Arrangement is in the best interests of CFCL and recommends that the Class A Shareholders and Minority Common Shareholders vote in favour of the applicable CFCL Arrangement Resolutions (the “CFCL Board Recommendation”); and (iii) statements that each Locked-Up Shareholder has signed a Voting Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their CFCL Shares in favour of the applicable CFCL Arrangement Resolution and against any resolution submitted by any CFCL Shareholder that is inconsistent with the Arrangement. The CFCL Circular shall also contain such information as may be required to allow SII and the Trust to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the Consideration Securities pursuant to the Arrangement.

(3)	CFCL shall give SII and its legal counsel a reasonable opportunity to review and comment on drafts of the CFCL Circular and other related documents, and shall give reasonable consideration to any comments made by SII and its counsel, and agrees that all information relating solely to SII or the Trust included in the CFCL Circular must be in a form and content satisfactory to SII, acting reasonably.

(4)	SII shall provide all necessary information concerning SII and the Trust that is required by Law to be included by CFCL in the CFCL Circular or other related documents to CFCL in writing, and shall use its commercially reasonable efforts to ensure that such information does not contain any Misrepresentation. SII and the Trust acknowledge and agree that CFCL and its advisors, in preparing the Circular, will assume that SII and the Trust will comply with all of their covenants and agreements under this Agreement and the Plan of Arrangement, including without limitation, all covenants and agreements which apply to matters occurring after the Effective Date.

(5)	CGAL shall provide all necessary information concerning the CGAL Shareholders and New Administrator that is required by Law to be included by CFCL in the CFCL Circular or other related documents to CFCL in writing, and shall use its commercially reasonable efforts to ensure that such information does not contain any Misrepresentation.

(6)	SII agrees that it shall be liable to and hereby indemnifies and saves harmless CFCL and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which CFCL or its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the CFCL Circular that was provided by SII pursuant to Section 2.4(4), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

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(7)	CGAL agrees that it shall be liable to, and hereby indemnifies and saves harmless CFCL and SII (including their respective affiliates) and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which CFCL or SII (including their respective affiliates) or their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the CFCL Circular that was provided by CGAL concerning the CGAL Shareholders or New Administrator pursuant to Section 2.4(5), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(8)	Each Party shall promptly notify the other Parties if it becomes aware that the CFCL Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and CFCL shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the CFCL Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the CFCL Arrangement Resolutions are passed as provided in the Interim Order at the CFCL Meeting, CFCL and New Administrator shall take all steps necessary or desirable to submit a joint application to the Court in respect of the Arrangement and diligently pursue a joint application for the Final Order pursuant to section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than four (4) Business Days after the CFCL Arrangement Resolutions are passed at the CFCL Meeting as provided for in the Interim Order.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, CFCL and New Administrator shall each:

(a)	diligently pursue, and cooperate with SII in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to SII with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide SII with copies of any notice of appearance, evidence or other documents served on them or their legal counsel in respect of the joint application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with SII’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided SII is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases SII’s obligations, or diminishes or limits SII’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, SII; and

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(g)	not object to legal counsel to SII making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7	Articles of Arrangement and Effective Date

(1)	CFCL and New Administrator shall concurrently file the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement, respectively, with the Registrar no later than the third (3rd) Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement (the “Closing”) will take place at the offices of Stikeman Elliott LLP in Toronto, Ontario, Canada, or at such other location as may be agreed upon by the Parties.

Section 2.8	Payment of Consideration

SII will, and as applicable will cause the Trust to, on the Effective Date (and prior to the Arrangement becoming effective or the making of any filings under the ABCA in order for the Arrangement to become effective) deposit in escrow:

(a)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII, CFCL and CGAL, each acting reasonably) sufficient funds, SII Shares and Trust Units to satisfy the aggregate Consideration payable to CFCL Shareholders pursuant to the Plan of Arrangement; and

(b)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII and CGAL, each acting reasonably) sufficient funds and SII Shares to satisfy the CGAL Aggregate Consideration payable to CGAL pursuant to the Plan of Arrangement.

Section 2.9	Withholding Taxes

(1)	Other than in respect of the CGAL Aggregate Consideration, CFCL, SII, the Trust and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct CFCL, SII, the Trust or the Depositary, to deduct and withhold on their behalf, from any Consideration payable or otherwise deliverable to any CFCL Shareholders under the Plan of Arrangement such amounts as CFCL, SII, the Trust or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such Consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CFCL Shareholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, CFCL and SII presently expect that there will not be withholding in respect of such Consideration payable or otherwise deliverable to J.C. Stefan Spicer or Philip M. Spicer.

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(2)	In respect of the CGAL Aggregate Consideration, SII and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct SII or the Depositary, to deduct and withhold on their behalf, from any CGAL Aggregate Consideration payable or otherwise deliverable to CGAL under the Plan of Arrangement such amounts as SII or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such CGAL Aggregate Consideration under any provision of any Law in respect of Taxes, provided, however, that SII, or the Depositary, as applicable, shall notify CGAL of its intent to withhold not less than ten (10) days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of any tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the CGAL Aggregate Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, SII and CGAL presently expect that there will not be withholding in respect of the CGAL Aggregate Consideration.

Section 2.10	U.S. Securities Law Matters

(1)	The Parties intend that the issuance of the SII Shares and the Trust Units under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). Each Party shall act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.10.

(2)	In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the Arrangement shall be subject to the approval of the Court;

(b)	prior to the issuance of the Interim Order, the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption in connection with the Arrangement;

(c)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person entitled to receive SII Shares or Trust Units on the completion of the Arrangement;

(d)	the Arrangement is approved by the Court as being fair and reasonable in accordance with the requirements of section 193 of the ABCA;

(e)	CFCL shall ensure that each Person entitled to receive SII Shares or Trust Units on completion of the Arrangement shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;

(f)	each Person to whom SII Shares or Trust Units shall be issued pursuant to the Arrangement shall be advised that such SII Shares or Trust Units have not been registered under the U.S. Securities Act and shall be issued by SII or the Trust, as applicable, in reliance upon the Section 3(a)(10) Exemption;

(g)	the Interim Order will specify that each Person to whom SII Shares or Trust Units shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such security holder enters an appearance within a reasonable time;

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(h)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair and reasonable as to its terms and conditions to each Person entitled to receive SII Shares or Trust Units on completion of the Arrangement; and

(i)	the Final Order shall include a statement in the preamble to substantially the following effect:

“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of common shares of Sprott Inc. and trust units of Sprott Physical Gold and Silver Trust pursuant to the Plan of Arrangement.”

(3)	All SII Shares and Trust Units issued to each Person in the United States shall be registered or qualified under the securities laws of each state, territory or possession or district of the United States in which any Person entitled to receive such securities is located, unless an exemption from such state securities law registration or qualification requirements is available.

Section 2.11	Trust Matters

Prior to the Effective Date, SII shall:

(a)	cause the Trust to be organized and settled under the laws of the Province of Ontario pursuant to the Trust Agreement;

(b)	cause the Trust to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

(c)	cause the Manager and the Trust to enter into the Management Agreement;

(d)	do or cause to be done all actions and things as are contemplated to be done by the Trust under this Agreement and, pursuant to the Joinder Agreement, for this Agreement to be the valid and binding obligation of the Trust and enforceable against it in accordance with its terms; and

(e)	do or cause to be done such actions as to make the representations and warranties given by SII herein in respect of the Trust true in all respects as at the Effective Time.

Section 2.12	United States Tax Matters

For United States federal income tax purposes, the Parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization and to treat the Reorganization Transactions as contemplated hereunder and thereunder as a single integrated transaction qualifying as a reorganization in accordance with the provisions of Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code.  Each Party shall use its commercially reasonable efforts to cause the Reorganization Transactions contemplated by this Agreement to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code. No party shall take any action, fail to take any action, cause any action to be taken, or cause any action to fail to be taken that could reasonably be expected to prevent the Reorganization Transactions from qualifying as a reorganization in accordance with Section 368(a)(1)(D) and Section 368(a)(1)(F) of the U.S. Tax Code. Each of the Parties shall report the Reorganization Transactions contemplated by this Agreement as a “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code (to the extent that such transactions are reportable under the U.S. Tax Code) and shall not take any position that is contrary to such treatment, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the U.S. Tax Code.

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Section 2.13	CGAL Shareholders Pre-Effective Date Guarantee

Until the Effective Time, each of the CGAL Shareholders hereby absolutely and unconditionally guarantees, as principal and not as surety, the performance by CGAL and New Administrator (and their respective successors and permitted assigns) of each of their respective obligations, including payment of any liabilities, under this Agreement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time, but subject to the terms hereof, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting CGAL, New Administrator or any of their respective successors or permitted assigns. For greater certainty, such guarantee shall terminate at the Effective Time.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of CFCL

(1)	Except as: (i) set forth in the CFCL Filings (excluding any cautionary language or description of risk factors or similar language contained therein) or (ii) set forth in the CFCL Disclosure Letter, CFCL represents and warrants to SII as set forth in Schedule E and acknowledges and agrees that SII is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Contemporaneously with the execution and delivery of this Agreement, CFCL will deliver to SII the CFCL Disclosure Letter, which will set forth the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of CFCL contained in this Agreement. The disclosure of any item in the CFCL Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the CFCL Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) any representations and warranties is reasonably apparent on its face.

(3)	SII agrees and acknowledges that, except as expressly set forth in this Agreement, neither CFCL nor any other Person on behalf of CFCL has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to CFCL and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, CFCL expressly disclaims any representation or warranty that is not set forth in this Agreement.

Section 3.2	Representations and Warranties of CGAL and the CGAL Shareholders

(1)	CGAL and the CGAL Shareholders jointly and severally represent and warrant to SII as set forth in Schedule F and acknowledge and agree that SII is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	SII agrees and acknowledges that, except as expressly set forth in this Agreement, neither CGAL nor any CGAL Shareholder nor any other Person on behalf of CGAL or any CGAL Shareholder has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to CGAL, New Administrator or the CGAL Shareholders and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, CGAL and the CGAL Shareholders expressly disclaim any representation or warranty that is not set forth in this Agreement.

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Section 3.3	Representations and Warranties of SII

(1)	Except as set forth in the SII Filings (excluding any cautionary language or description of risk factors or similar language contained therein), SII represents and warrant to CFCL as set forth in Schedule G and acknowledge and agree that CFCL is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except as set forth in the SII Filings, SII represents and warrants to CGAL as set forth in Schedule H and acknowledges and agrees that CGAL is relying upon such representations and warranties in connection with the entering into of this Agreement.

(3)	Each of CFCL and CGAL agrees and acknowledges that, except as expressly set forth in this Agreement, neither SII nor any other Person on behalf of SII has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to SII and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, SII expressly disclaims any representation or warranty that is not set forth in this Agreement.

Article 4
COVENANTS

Section 4.1	Conduct of Business of CFCL, CGAL and the New Administrator

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	CFCL and CGAL shall each, except as expressly required under this Agreement, conduct business in the Ordinary Course; and

(b)	New Administrator shall not conduct any transactions or carry on business except in connection with the transactions contemplated in this Agreement.

(2)	Without limiting the generality of Section 4.1(1)(a), and without derogating from the obligations of CFCL in Section 4.2, during the period specified in Section 4.1(1) CFCL shall use its commercially reasonable efforts to preserve intact the current business organization of CFCL, and maintain good relations with, and the goodwill of, investors, creditors, and all other Persons having business relationships with CFCL, and, except with the prior written consent of SII, not to be unreasonably withheld, or as set forth in the corresponding section of the CFCL Disclosure Letter or as expressly contemplated under this Agreement, CFCL shall not during the period specified in Section 4.1(1):

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) other than pay the Declared CFCL Dividend;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock, including pursuant to its normal course issuer bid for Class A Shares;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any CFCL Shares;

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(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or form any Subsidiary thereof;

(f)	sell, lease, transfer or otherwise dispose of any of its assets, other than sales of gold and silver bullion (i) to pay expenses in connection with the transactions contemplated herein, or (ii) in the Ordinary Course to finance ongoing operations;

(g)	prepay any indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(h)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(i)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(j)	make any bonus or profit sharing distribution or similar payment of any kind;

(k)	other than as required under the Administration Agreement, incur any liabilities or obligations which, individually or in the aggregate, exceed $100,000;

(l)	make any change in its methods of accounting, except as required by concurrent changes in IFRS;

(m)	hire any employee(s) or appoint any new directors or officers;

(n)	pay any wages, salaries, bonuses or other remuneration of any director or officer

(o)	(i) adopt, enter into or amend any Employee Plan; (ii) pay any benefit to any director or officer; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer; or (iv) take or propose any action to effect any of the foregoing;

(p)	cancel, waive, release, assign, settle or compromise any claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of CFCL;

(r)	amend or modify, or terminate or waive any right under, any Contract to which CFCL is a party or enter into any Contract;

(s)	amend, modify or terminate any insurance policy of CFCL;

(t)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any Authorizations necessary to conduct its business as now conducted, and use its commercially reasonable efforts to maintain such Authorizations

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(u)	other than the CFCL Meeting, convene any special meeting of Class A Shareholders and/or Common Shareholders;

(v)	make, change or revoke any Tax election or settle or compromise any Tax liability; or

(w)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Without limiting the generality of Section 4.1(1)(a), and without derogating from the obligations of CGAL in Section 4.2, CGAL shall use its commercially reasonable efforts to preserve intact the current business organization of CGAL, and maintain good relations with, and the goodwill of, investors, creditors, and all other Persons having business relationships with CFCL, CGAL and New Administrator, and, except with the prior written consent of SII (with respect to clauses (a) and (b) below, not to be unreasonably withheld, conditioned or delayed), CGAL shall not during the period specified in Section 4.1(1):

(a)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(b)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any CGAL Shares;

(c)	deliver, sell, pledge or otherwise encumber, or authorize the delivery, sale, pledge or other encumbrance of any shares of New Administrator’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any New Administrator Shares;

(d)	amend or modify, or terminate or waive any right under the Administration Agreement;

(e)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any Authorizations necessary to conduct its business as now conducted, and use its commercially reasonable efforts to maintain such Authorizations; or

(f)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(4)	Without derogating from the obligations of New Administrator in Section 4.2, New Administrator, except with the prior written consent of SII, shall not during the period specified in Section 4.1(1):

(a)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(b)	except in connection with the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of any New Administrator Shares; or

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(c)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(5)	Neither CGAL Shareholder, except with the prior written consent of SII, shall during the period specified in Section 4.1(1):

(a)	deliver, sell, pledge or otherwise encumber, or authorize the delivery, sale, pledge or other encumbrance of any shares of CGAL’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests; or

(b)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2	CFCL, CGAL and New Administrator Covenants Regarding the Arrangement

(1)	Subject to Section 4.4 in respect of the Regulatory/Stock Exchange Approvals, CFCL, CGAL and New Administrator shall each use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its influence or control;

(b)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are necessary or advisable in connection with the Arrangement;

(c)	using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(e)	using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities or pursuant to Canadian Securities Laws or U.S. Securities Laws required from CFCL, CGAL or New Administrator relating to the Arrangement; and

(f)	not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

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(2)	CFCL, CGAL and the New Administrator shall each promptly, and in any event within two (2) Business Days (or, in the case of Section 4.2(2)(a), one (1) Business Day) notify SII of:

(a)	to its knowledge any Material Adverse Effect in respect of CFCL;

(b)	any notice or other communication received from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by Law, any notice or other communication received from any Governmental Entity in connection with this Agreement (and CFCL CGAL or New Administrator, as applicable, shall contemporaneously provide a copy of any such written notice or communication to SII); or

(d)	to its knowledge, any filing, actions, suits, claims, investigations or proceedings commenced, threatened against, relating to or involving or otherwise affecting CFCL or New Administrator, or that relate to this Agreement or the Arrangement.

(3)	CFCL shall promptly, and in any event within two (2) Business Days, notify SII of any fact or circumstance within CFCL’s knowledge which reasonably may cause the Reorganization Transactions to fail to qualify as a “reorganization” under Section 368(a)(1) of the U.S. Tax Code.

(4)	Prior to the liquidation of CFCL pursuant to section 4.19, CFCL shall provide its shareholders with a PFIC Annual Information Statement (as described in U.S. Treasury Regulation 1.1295-1(g) for the tax period ending on the Effective Date.

(5)	CGAL shall not pass, authorize or otherwise approve any resolutions that conflict with, or amend, the New Administrator Arrangement Resolution. In connection with both the Interim Order and the Final Order, CGAL and the CGAL Shareholders shall advise the Court that they are supportive of, and have no objections to, the Arrangement.

Section 4.3	SII and Trust Covenants Regarding Conduct of Business and the Arrangement

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, SII shall not, except with the prior written consent of CFCL and CGAL:

(a)	amend its Constating Documents; or

(b)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) other than SII Permitted Dividends.

(2)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Trust shall not, except with the prior written consent of CFCL and CGAL, conduct any transactions or carry on any business except in connection with the transactions contemplated in this Agreement.

(3)	Subject to Section 4.4 in respect of the Regulatory/Stock Exchange Approvals, SII shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its influence or control;

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(b)	using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it, CFCL, the New Administrator or any of their respective directors or officers challenging the Arrangement or this Agreement;

(c)	using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities or pursuant to Canadian Securities Laws or U.S. Securities Laws required from it or its Subsidiaries relating to the Arrangement;

(d)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e)	using its commercially reasonable efforts to ensure that the Consideration Securities to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable SII Shares and Trust Units, as applicable; and (ii) will not be issued in violation of the Constating Documents of SII or the Trust Agreement, or any agreement, contract, covenant, undertaking or commitment to which SII or the Trust is bound; and

(f)	not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement

(4)	SII shall promptly, and in any event within two (2) Business Days (or, in the case of Section 4.3(4)(a), one (1) Business Day) notify CFCL and CGAL of:

(a)	to its knowledge any Material Adverse Effect in respect of SII or the Trust;

(b)	any notice or other communication received from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by Law, any notice or other communication received from any Governmental Entity in connection with this Agreement (and SII shall contemporaneously provide a copy of any such written notice or communication to CFCL and CGAL);

(d)	any fact or circumstance within SII’s knowledge which reasonably may cause the Reorganization Transactions to fail to qualify as a “reorganization” under Section 368(a)(1) of the U.S. Tax Code; or

(e)	to its knowledge, any filing, actions, suits, claims, investigations or proceedings commenced or threatened that relate to this Agreement or the Arrangement.

(5)	After the Effective Date, the Trust will manage its operations and affairs in a manner which is consistent with its anticipated status as a “passive foreign investment company” within the meaning of Section 1297(a) of the U.S. Tax Code.

(6)	From the date of its formation until 2 years after the Effective Date, the Trust will classify itself as an association taxable as a corporation for all U.S. federal income tax purposes.

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(7)	The Trust will manage its business, assets and affairs so that is not an investment company within the meaning of Section 368(a)(2)(F) of the U.S. Tax Code on the Effective Date and immediately after the Arrangement.

(8)	For the two years after the Effective Date, the Trust will continue the historic business of CFCL or use a significant portion of the historic business assets of CFCL in a business in a manner consistent with Treasury Regulation Section 1.368-1(d).

(9)	The Trust will not pay any expenses of CFCL Shareholders incurred in connection with the Arrangement.

(10)	In connection with the Arrangement, no liabilities of CFCL Shareholders will be assumed by the Trust, nor will any of the CFCL Shares that will be exchanged for Trust Units pursuant to the Arrangement be encumbered by any liabilities.

(11)	The Trust and SII shall not take any action within their control which causes the Trust to fail to acquire substantially all of the assets of CFCL within the meaning of Section 354(b)(1)(A).

Section 4.4	Regulatory/Stock Exchange Approvals

(1)	As soon as reasonably practicable after the date hereof, each Party, or where appropriate, all Parties jointly, shall make (or cause to be made) all notifications, filings, applications and submissions with Governmental Entities required or in the opinion of SII, acting reasonably, advisable in connection with the Arrangement, and shall use their commercially reasonable efforts to obtain and maintain all Regulatory/Stock Exchange Approvals, provided that SII shall use its reasonable best efforts to obtain and maintain the 19b-4 Approval. Without limiting the generality of the foregoing, within 15 Business Days following the date hereof, SII shall, with the assistance of CFCL, prepare and file a letter requesting an advance ruling certificate or in the alternative a no-action letter with the Commissioner of Competition, and, if the Parties mutually agree, acting reasonably, that it is advisable to file merger notifications under part IX of the Competition Act (Canada), then the Parties shall each supply the Commissioner of Competition with the prescribed information in accordance with section 114 of the Competition Act (Canada).

(2)	Subject to Law, the Parties shall cooperate with one another in connection with obtaining the Regulatory/Stock Exchange Approvals including by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of SII, advisable, in connection with obtaining the Regulatory/Stock Exchange Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)	Subject to Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory/Stock Exchange Approvals, and shall promptly notify each other of any communication (and provide copies) from any Governmental Entity in respect of the Arrangement, this Agreement, the 19b-4 Application or the listing of the Trust Units issuable pursuant to the Arrangement on the TSX and NYSE Arca. Without limitation to the foregoing SII shall: (i) provide CFCL and CGAL with an opportunity to review and comment on any written communication of which they are aware sent by or on behalf of SII or the Trust to a Governmental Entity in connection with the 19b-4 Application; (ii) provide CFCL and CGAL with all particulars of the status of the 19b-4 Application and all material developments in respect thereof; (iii) notify CFCL and CGAL promptly in the event SII does not believe the 19b-4 Approval will be forthcoming prior to the Outside Date or any extension thereof; and (iv) consult with CFCL and CGAL with respect to the 19b-4 Application and give reasonable consideration to their comments in respect of that application.

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(4)	Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory/Stock Exchange Approval contains a Misrepresentation, or (ii) any Regulatory/Stock Exchange Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties shall co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	SII shall pay all filing fees incurred in connection with the Competition Act Approval.

Section 4.5	Access to Information; Confidentiality

(1)	Subject to Law, CFCL shall give SII and its Representatives: (a) upon reasonable notice, reasonable access during normal business hours to CFCL’s (i) premises; (ii) property and assets (including all books and records, whether retained internally or otherwise); (iii) Contracts; and (iv) personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of CFCL; and (b) such financial and operating data or other information with respect to the assets or business of CFCL as SII from time to time reasonably requests.

(2)	The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) above shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.6	Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to CFCL Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and CFCL must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of SII (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.7	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

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(3)	SII may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(1)(f)(i), CFCL may not elect to exercise its right to terminate this Agreement pursuant to Section 8.1(1)(d) and CGAL, New Administrator and the CGAL Shareholders may not elect to exercise their right to terminate this Agreement pursuant to Section 8.1(1)(e), respectively, unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided that the Party or Parties which the Terminating Party alleges in the Termination Notice is or are in breach is or are proceeding diligently to cure such matter(s) and such matter(s) is or are capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter(s) has or have not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the other Parties, such date.

Section 4.8	CFCL Employee, Director and Officer Insurance and Indemnification

(1)	Prior to the Effective Time, CFCL shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier providing protection no less favourable in the aggregate to the protection provided by the policies maintained by CFCL which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided that the cost of such policies shall not exceed 300% of CFCL’s current annual aggregate premium for policies currently maintained by CFCL and neither the Trust nor SII shall not take any steps to terminate such insurance policies or to reduce the scope or coverage of such policies.

(2)	From and after the Effective Time, the Trust shall assume, pursuant to the Plan of Arrangement, and honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of CFCL under Law, under the articles or other Constating Documents of CFCL and under any agreement or contract of any such indemnified person with CFCL, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	If the Trust or any of its successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that all rights to indemnification or exculpation set forth in this Section 4.8 are honoured by the continuing or surviving entity or the acquirer, as the case may be, and its assigns and successors.

Section 4.9	CGAL Indemnification and Release

(1)	From and after the Effective Time:

(a)	CFCL releases, remises and forever discharges CGAL from any and all Claims except for Claims arising out of or involving fraud, gross negligence or criminal conduct; and

(b)	CGAL releases, remises and forever discharges CFCL from any and all Claims (it being understood that CFCL Indemnification Obligations are being novated to the Trust as contemplated in Section 4.9(2)).

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(2)	Pursuant to section 2.3(b) of the Plan of Arrangement, CFCL shall assign to the Trust, and the Trust shall assume, the CFCL Indemnification Obligations and CGAL consents to and acknowledges such assignment, assumption and novation.

(3)	If the Trust or any of its successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that all rights to indemnification set forth in this Section 4.9 are honoured by the continuing or surviving entity or the acquirer, as the case may be, and its assigns and successors.

Section 4.10	Stock Exchange Delisting

CFCL and SII shall use their commercially reasonable efforts to cause the Class A Shares to be de-listed from each of the TSX and NYSE American promptly following the Effective Time, with effect as soon as practicable following the completion of the Arrangement.

Section 4.11	Standstill

(1)	Subject to Section 4.11(2), during the Standstill Period SII shall not, and shall cause its affiliates to not, without the consent of CFCL, directly or indirectly or jointly or in concert with any other person: (a) offer to acquire or agree to acquire, by purchase or otherwise, any securities of CFCL or securities convertible into or exchangeable for securities of CFCL, or direct or indirect rights or options to acquire any securities, of CFCL; (b) enter into, offer or agree to enter into or engage in any discussions or negotiations with respect to any acquisition or other business combination transaction relating to CFCL, or any acquisition transaction relating to all or part of CFCL’s assets, or propose any of the foregoing (c) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any securities of CFCL; (d) otherwise seek to control or influence the management, directors or corporate policies of CFCL or to obtain representation on the CFCL Board; (e) advise, assist or encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing activities; or (f) enter into any discussions or arrangements with any third party with respect to, or make any public announcement of any intention to do or take, any of the foregoing.

(2)	Notwithstanding Section 4.11(1), SII and its affiliates shall be permitted to (a) make a confidential proposal (a “Confidential Proposal”) to the CFCL Board regarding a potential negotiated acquisition or other business combination transaction relating to CFCL; (b) to enter into confidential discussions or negotiations with the CFCL Board (or with any individuals designated by the CFCL Board of directors for such purpose) with respect to the terms of any such Confidential Proposal; and (c) enter into any agreement with CFCL providing for the consummation of such Confidential Proposal, provided that SII and its affiliates shall cease to do any of the foregoing during the Standstill Period if instructed to cease doing so by CFCL.

(3)	For the purposes of this Agreement:

(a)	“Spring Event” shall mean (i) when CFCL approves, agrees to, or announces that it has approved or agreed to, a definitive agreement (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive agreement) in connection with an Acquisition Proposal; or (ii) when CFCL files for court protection from its creditors, provided that for purposes of this Section 4.11(3)(a), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%; and

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(b)	“Standstill Period” means the period commencing on the date of this Agreement and ending on the earlier of: (i) the third (3rd) anniversary of the date of this Agreement; (ii) the Effective Date; (iii) the termination of this Agreement by SII pursuant to Section 8.1(1)(f) (other than following a permissible recommendation of a Superior Proposal and/or acceptance, approval or entry into a Permitted Acquisition Agreement, in each case as contemplated in Section 5.4(1)); and (iv) the occurrence of a Spring Event.

Section 4.12	Litigation and Release Matters

(1)	Promptly following the entering into of this Agreement, SII shall cause 1891868 Alberta Ltd. and Sprott Asset Management LP to discontinue (a) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238; and (b) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012.

(2)	Subject to Section 4.12(3), SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, releases, remises and forever discharges the Central Released Persons from any and all Central Pre-Signing Released Claims except for the Central Excluded Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Central Pre-Signing Released Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Central Released Persons in connection with the Central Pre-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Central Released Persons in connection with the Central Pre-Signing Released Claims. SII hereby represents, warrants and convenants that it has the requisite authority to enter into the releases, representations, warranties, and covenants set forth in this Section 4.12(2) as agent for and on behalf of 1891868 Alberta Ltd. and Sprott Asset Management LP and that each of those entities has agreed to be bound thereby.

(3)	The releases and discharges referred to in Section 4.12(2) shall cease to have effect upon termination of this Agreement by SII pursuant to Section 8.1(1)(f)(i) or Section 8.1(1)(f)(iii).

(4)	Effective upon the Closing, SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, releases, remises and forever discharges the Central Released Persons from any and all Central Post-Signing Released Claims except for the Central Excluded Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Central Post-Signing Released Claims. SII, on behalf of itself, 1891868 Alberta Ltd. and Sprott Asset Management LP, agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Central Released Persons in connection with the Central Post-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Central Released Persons in connection with the Central Post-Signing Released Claims. SII hereby represents, warrants and covenants that it has the requisite authority to enter into the releases, representations, warranties and covenants set forth in this Section 4.12(4) as agent for and on behalf of 1891868 Alberta Ltd. and Sprott Asset Management LP and that each of those entities has agreed to be bound thereby.

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(5)	Subject to Section 4.12(6), each of CFCL, CGAL, New Administrator and the CGAL Shareholders releases, remises and forever discharges the Sprott Released Persons from any and all Sprott Pre-Signing Released Claims except for the Sprott Excluded Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Sprott Pre-Signing Released Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Sprott Released Persons in connection with the Sprott Pre-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Sprott Released Persons in connection with the Sprott Pre-Signing Released Claims.

(6)	The releases and discharges referred to in Section 4.12(5) shall cease to have effect upon termination of this Agreement by SII pursuant to Section 8.1(1)(f)(i) or Section 8.1(1)(f)(iii).

(7)	Effective upon the Closing, each of CFCL, CGAL, New Administrator and the CGAL Shareholders releases, remises and forever discharges the Sprott Released Persons from any and all Sprott Post-Signing Released Claims except for the Sprott Excluded Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders represents, warrants and covenants that it has not assigned and will not assign to any other Person any of the Sprott Post-Signing Released Claims. Each of CFCL, CGAL, New Administrator and the CGAL Shareholders agrees and undertakes not to (a) encourage or instigate any Claims by other persons or entities against the Sprott Released Persons in connection with the Sprott Post-Signing Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who is or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Sprott Released Persons in connection with the Sprott Post-Signing Released Claims.

(8)	Effective upon the Closing, CGAL and the CGAL Shareholders, on behalf of themselves and all then current and former directors, officers or employees of CGAL or the New Administrator, release, remise and forever discharge New Administrator from any and all Claims which CGAL, the CGAL Shareholders or the then current and former directors, officers or employees of CGAL or the New Administrator have then or may have in the future arising against New Administrator existing up to and including the Effective Date.

(9)	For the purposes of this Agreement:

(a)	“Claims” means all actions, causes of action, suits, proceedings, executions, judgements, duties, debts, accounts, contracts and covenants (whether express or implied), claims and demands whatsoever for losses, liabilities, damages, indemnity, costs, expenses, interest or injury of every nature and kind whether in law or in equity which a Person may have have now, or may have in the future.

(b)	“Central Excluded Claims” means any Claims relating to or arising out of breach by CFCL, CGAL, New Administrator or a CGAL Shareholder of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement.

(c)	“Central Post-Signing Released Claims” means any and all Claims, other than Central Pre-Signing Released Claims, which SII, 1891868 Alberta Ltd. and Sprott Asset Management LP have now, or may have in the future, against any Central Released Person, relating to or arising out of any cause, matter or thing relating to:

(i)	CFCL;

(ii)	CGAL; or

(iii)	any Central Released Person in respect of any derivative action, oppression action, or any other Claim or proceeding of any nature whatsoever brought against such person in his or her capacity as a current or former director or officer of CFCL or CGAL,

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existing prior to the Effective Time.

(d)	“Central Pre-Signing Released Claims” means any and all Claims which SII, 1891868 Alberta Ltd. and Sprott Asset Management LP have now, or may have in the future, against any Central Released Person, relating to or arising out of any cause, matter or thing relating to:

(i)	CFCL;

(ii)	CGAL; or

(iii)	any Central Released Person in respect of any derivative action, oppression action, or any other Claim or proceeding of any nature whatsoever brought against such person in his or her capacity as a current or former director or officer of CFCL or CGAL, existing prior to the entering into of this Agreement, including without limitation any claims arising out of, connected with or related to the allegations made in the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238; and the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012.

(e)	“Central Released Persons” means CFCL and CGAL and their respective present and former directors and officers.

(f)	“Exclusivity Agreement” means the exclusivity agreement among the Parties dated August 25, 2017, as amended.

(g)	“Sprott Excluded Claims” means any Claims relating to or arising out of the breach by SII of the Arrangement Agreement, the Confidentiality Agreement, the Exclusivity Agreement or the Earnout Agreement.

(h)	“Sprott Post-Signing Released Claims” means any and all Claims, other than Sprott Pre-Signing Released Claims, which CFCL, CGAL, New Administrator or the CGAL Shareholders have now, or may have in the future, against any Sprott Released Person, relating to or arising out of any cause, matter or thing relating to CFCL or CGAL existing prior to the Effective Time.

(i)	“Sprott Pre-Signing Released Claims” means any and all Claims which CFCL, CGAL, New Administrator or the CGAL Shareholders have now, or may have in the future, against any Sprott Released Person, relating to or arising out of any cause, matter or thing relating to CFCL or CGAL existing prior to the entering into of this Agreement.

(j)	“Sprott Released Persons” means SII, 1891868 Alberta Ltd. and Sprott Asset Management LP and their respective present and former directors, officers and partners.

Section 4.13	Corporate Name Matters

Following the first anniversary of the Effective Date, SII shall not, and shall cause its affiliates (including, following the Closing, CFCL) not to, use the name or phrase “Central Fund of Canada”, “The Sound Monetary Fund” or any corporate symbols or logos related thereto in connection with the offer or sale of any goods or services or otherwise in the conduct of its or their businesses. Within 30 days following the first anniversary of the Effective Date, SII shall cause CFCL to make all filings with the appropriate Governmental Entities and take such other actions as may be necessary to change the corporate name of CFCL to a name which does not include the phrase “Central Fund of Canada” or any word confusingly similar thereto. For greater certainty, the foregoing shall in no way whatsoever prohibit the use by the Trust of, and CFCL acknowledges that the Trust intends to apply to the TSX and the NYSE Arca to use, the trading symbol “CEF” or a variation thereof.

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Section 4.14	Reconstitution of CFCL Board

At the Effective Time, each director and officer of CFCL shall resign and be replaced with a nominee of SII. Concurrently therewith, CFCL, SII and the Trust shall enter into mutual releases with each of CFCL’s directors and officers in the form attached to the CFCL Disclosure Letter.

Section 4.15	Non-Compete

(1)	During the Restricted Period, neither CGAL Shareholder shall, on his own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever (including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise) carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in the Administrator Business in all or any part of the Restricted Area, provided however that:

(a)	the CGAL Shareholders shall be permitted to:

(i)	continue to provide bullion management and related services to Purpose Investments in respect of Silver Bullion Trust; and

(ii)	subject to the prior written approval of SII, which approval shall not be unreasonably withheld, provide bullion management and related services that are substantially similar to the services currently provided to Purpose Investments in respect of Silver Bullion Trust to other publicly traded entities, and

(b)	the CGAL Shareholders shall be permitted to own up to 5% of the shares of a listed physical gold and/or silver bullion entity on a recognized stock exchange.

(2)	For the purposes of this Agreement:

(a)	“Administrator Business” means the provision of general administration, management or consulting services to publicly traded entities that invest their assets primarily in physical gold and/or silver bullion.

(b)	“Restricted Area” means Canada and the United States of America.

(c)	“Restricted Period” means the period lasting three years from the Effective Date.

Section 4.16	CGAL Section 85 Election

CGAL shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to (i) the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, and (ii) the transfer of its New Administrator Shares to SII, by providing two signed copies of the necessary prescribed election form(s) to SII within 90 days following the Effective Date, duly completed with the details of, in the case of clause (i) above, the property transferred to New Administrator and the New Administrator Shares issued to CGAL as consideration and, in the case of clause (ii) above, the number of New Administrator Shares transferred, the cash and SII Shares received as consideration and, in each case, the applicable agreed amounts for the purposes of such elections. With respect to the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to section 2.3(a) of the Plan of Arrangement, the elected amount shall not be less than the CGAL Aggregate Cash Consideration. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by SII or New Administrator, as applicable, and returned to CGAL within 90 days after the receipt thereof by SII for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by CGAL. SII and New Administrator will not be responsible for the proper completion of any election form and, except for SII’s obligation to sign and return duly completed election form(s) which are received by SII within 90 days of the Effective Date, within 90 days after the receipt thereof by SII, SII and New Administrator will not be responsible for any Taxes, interest or penalties resulting from the failure by CGAL to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, SII and New Administrator may choose to sign and return an election form received by SII more than 90 days following the Effective Date, but SII and New Administrator will have no obligation to do so.

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Section 4.17	Earnout Agreement Matters

Not less than three (3) Business Days before the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), CGAL shall prepare and deliver to SII a draft statement of the estimated Closing NAV and estimated Closing NAV per Class A Share (each as defined in the form of Earnout Agreement attached hereto as Schedule I) prepared on the same basis as the illustrative sample in Schedule B to the form of Earnout Agreement, including reasonable detail of the computation thereof, and prior to the Effective Date, CGAL and SII shall make such revisions to such statement as are mutually agreed between CGAL and SII, acting reasonably.

Section 4.18	Bullion Custodian

Prior to the appointment of any other bullion custodian, the Trust shall permit The Canadian Imperial Bank of Commerce (“CIBC”) to make a formal bid to act as bullion custodian for the Trust and shall give reasonable consideration to that bid. As part of the Trust’s reasonable consideration of that bid, any anticipated costs associated with bullion movement and the security and safeguards surrounding the vaults will be taken into account.

Section 4.19	Liquidation and Dissolution of CFCL

SII and the Trust covenant and agree that the Administration Agreement shall be terminated in its entirety and CFCL shall be dissolved and liquidated having effect on the Effective Date but after the Effective Time.

Section 4.20	Trust Tax Matters

The Trust covenants and agrees to: (i) elect to be a mutual fund trust for purposes of the Tax Act and the regulations thereto in the prescribed form and within the prescribed time; (ii) following the Effective Time, meet all requirements in the Tax Act and the regulations thereto to be a mutual fund trust; and (iii) be deemed to be a mutual fund trust for purposes of the Tax Act and the regulations thereto at all times since the Trust’s date of formation.

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Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1	Non-Solicitation by CFCL

(1)	Except as expressly provided in this Article 5, CFCL shall not, directly or indirectly, through any Representative of CFCL, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than SII or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal it being acknowledged and agreed that, provided CFCL is then in compliance with its obligations under this Section 5.1, CFCL may advise a Person who has submitted a written Acquisition Proposal that their Acquisition Proposal is not a Superior Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1(1)(d) provided the CFCL Board has rejected such Acquisition Proposal and affirmed the CFCL Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the CFCL Meeting, is scheduled to occur within such five (5) Business Day period prior to the CFCL Meeting as soon as practicable; or

(e)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(2)	CFCL shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than SII and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of CFCL; and

(b)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the CFCL provided to any Person other than SII, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CFCL using its reasonable best efforts to ensure that such requests are fully complied with to the extent CFCL is entitled.

(3)	CFCL represents and warrants that it has not waived any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction to which it is a party, and covenants and agrees that (i) it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction to which it is a party, and (ii) neither it nor any of its Representatives have released or will, without the prior written consent of SII (which may be withheld or delayed in SII’s sole discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting CFCL under any confidentiality, standstill or similar agreement or restriction to which CFCL is a party (it being acknowledged by SII that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

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Section 5.2	Notification of Acquisition Proposals - CFCL

(1)	If CFCL or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to CFCL, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of CFCL, CFCL shall immediately notify SII, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)	such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)	at SII’s request, the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal re CFCL

(1)	Notwithstanding this Agreement or any other agreement between the Parties or between CFCL and any other Person, including without limitation the Confidentiality Agreement, if at any time, prior to obtaining the approval by the CFCL Shareholders of the CFCL Arrangement Resolutions, CFCL receives a written Acquisition Proposal, CFCL may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of CFCL, if and only if:

(a)	the CFCL Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence access condition to which such Acquisition Proposal is subject);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with CFCL;

(c)	such inquiry, proposal or offer did not result from a breach by CFCL of its obligations under this Article 5 and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to SII; and

(d)	prior to providing any such copies, access, or disclosure, CFCL enters into an Acceptable Confidentiality Agreement with such Person and provides a copy of such Acceptable Confidentiality Agreement to SII.

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Section 5.4	Right to Match re CFCL

(1)	If CFCL receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the CFCL Arrangement Resolutions by the CFCL Shareholders, the CFCL Board may, subject to compliance with Section 8.3, recommend such Acquisition Proposal and/or accept, approve or enter into a Permitted Acquisition Agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	such Acquisition Proposal did not result from a breach by CFCL of its obligations under this Article 5;

(c)	CFCL has delivered to SII a written notice of the determination of the CFCL Board that such Acquisition Proposal constitutes a Superior Proposal and, as applicable, of the intention of the CFCL Board to enter into a Permitted Acquisition Agreement, together with a written notice from the CFCL Board regarding the value and financial terms that the CFCL Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	CFCL has provided SII a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal;

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which SII received the Superior Proposal Notice and a copy of the proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL;

(f)	during any Matching Period, SII has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if SII has offered to amend this Agreement and the Arrangement under Section 5.4(2), the CFCL Board has determined in good faith, after consultation with CFCL’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by SII under Section 5.4(2); and

(h)	the CFCL Meeting has not been cancelled, postponed or adjourned (except as required under Section 5.4(5) or permitted under Section 2.3(a)(i)) and CFCL irrevocably undertakes to SII to (i) not cancel, postpone or adjourn the CFCL Meeting (except as required under Section 5.4(5) or permitted under Section 2.3(a)(i)) and (ii) not call any other meeting in respect of any Acquisition Proposal until the CFCL Meeting has taken place; (iii) if the CFCL Meeting has not been called, call the CFCL Meeting as contemplated in this Agreement; and (iii) hold the CFCL Meeting in accordance with this Agreement.

(2)	During the Matching Period, or such longer period as CFCL may approve in writing for such purpose: (i) the CFCL Board shall review any offer made by SII under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) CFCL shall negotiate in good faith with SII to make such amendments to the terms of this Agreement and the Arrangement as would enable SII to proceed with the transactions contemplated by this Agreement on such amended terms. If the CFCL Board determines that such Acquisition Proposal would cease to be a Superior Proposal, CFCL shall promptly so advise SII and CFCL and SII shall amend this Agreement to reflect such offer made by SII, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

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(3)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and SII shall be afforded a new five (5) Business Day Matching Period from the later of the date on which SII received the Superior Proposal Notice and a copy of any proposed Permitted Acquisition Agreement with respect to the Acquisition Proposal from CFCL.

(4)	The CFCL Board shall promptly reaffirm the CFCL Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the CFCL Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. CFCL shall provide SII and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by SII and its counsel.

(5)	If CFCL provides a Superior Proposal Notice to SII within five (5) Business Days before the CFCL Meeting, CFCL shall proceed with or shall postpone the CFCL Meeting, as directed by SII in its sole discretion, to a date that is not more than seven (7) Business Days after the scheduled date of the CFCL Meeting, provided, however, that the CFCL Meeting shall not be postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

(6)	Nothing in this Agreement shall prevent the CFCL Board from making any disclosure to the CFCL Shareholders if the CFCL Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the CFCL Board or such disclosure is otherwise required under Law; provided, however, that

(a)	the foregoing will in no way eliminate or modify the effect that the making of such disclosure would otherwise have under this Agreement, including whether such actions constitute a Change in Recommendation;

(b)	prior to making a Change in Recommendation, CFCL shall give to SII not less than 48 hours’ (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) notice of its intention to make such Change in Recommendation; and

(c)	a Change in Recommendation permitted by Section 5.4(1) or other disclosure by the CFCL Board to the CFCL Shareholders where the CFCL Board, acting in good faith and upon the advice of its outside legal and financial advisors, has determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the CFCL Board or such disclosure is otherwise required under Law shall not be a breach of this Agreement and the sole monetary remedy of SII in such circumstances shall be payment of the Termination Fee in accordance with Section 8.3.

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Section 5.5	Non-Solicitation by CGAL, New Administrator and the CGAL Shareholders

(1)	Subject to Section 5.5(3), CGAL, New Administrator and the CGAL Shareholders shall not, directly or indirectly, through any of their Representatives, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CFCL or the Administrator or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than SII and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal; or

(d)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal.

(2)	CGAL, New Administrator and the CGAL Shareholders shall, and shall cause their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than SII and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of CGAL or New Administrator; and

(b)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding CGAL or New Administrator provided to any Person other than SII and its affiliates, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CGAL or New Administrator using its best efforts to ensure that such requests are fully complied with to the extent CGAL, New Administrator or the CGAL Shareholders are entitled.

(3)	Notwithstanding Section 5.5(1) and Section 5.5(2), nothing in Section 5.5(1) or Section 5.5(2) shall restrict J.C. Stefan Spicer from discharging his fiduciary duties as a director or officer of CFCL in accordance with the terms and conditions of this Agreement.

Section 5.6	Breach by Representatives

Without limiting the generality of the foregoing, CFCL, CGAL, New Administrator and the CGAL Shareholders shall advise their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by CFCL, CGAL, New Administrator or the CGAL Shareholders or their respective Representatives is deemed to be a breach of this Article 5 by CFCL, CGAL, New Administrator or the CGAL Shareholders, as applicable.

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Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Shareholder Resolutions. The CFCL Arrangement Resolutions have been approved and adopted by the CFCL Shareholders at the CFCL Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to any of the Parties, each acting reasonably, on appeal or otherwise.

(3)	Key Regulatory/Stock Exchange Approvals. Each of the Key Regulatory/Stock Exchange Approvals has been made, given or obtained on terms acceptable to the Parties, each acting reasonably, and each such Key Regulatory/Stock Exchange Approval is in force and has not been modified.

(4)	Listing of SII Shares. The conditional approval to the listing of the SII Shares issuable pursuant to the Arrangement on the TSX shall have been made, given or obtained and is in force and has not been modified.

(5)	Articles of Arrangement. The CFCL Articles of Arrangement and the New Administrator Articles of Arrangement to be filed with the Registrar in accordance with this Agreement shall be in form and substance satisfactory to each of the Parties, acting reasonably.

(6)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement.

(7)	No Legal Action. There shall be no action or proceeding pending by a Governmental Entity that is seeking to:

(a)	enjoin or prohibit the ownership or operation by the Trust and the Manager of the business or assets of CFCL; or

(b)	prevent or material delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of CFCL or the Trust.

(8)	Section 3(a)(10) Exemption. SII Shares and Trust Units to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

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Section 6.2	Additional Conditions Precedent to the Obligations of SII and the Trust

SII and the Trust are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of SII and the Trust and may only be waived, in whole or in part, by SII, in its sole discretion, on behalf of itself and the Trust:

(1)	Representations and Warranties of CFCL. The representations and warranties of CFCL:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule E were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	that are set forth in paragraph (6) of Schedule E were true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and are true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at such time;

(c)	other than those to which Section 6.2(1)(a) or Section 6.2(1)(b) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (c), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of CFCL;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CFCL has delivered a certificate confirming same to SII, executed by two (2) senior officers of CFCL (in each case without personal liability) addressed to SII and dated the Effective Date;

(2)	Representations and Warranties of CGAL and the CGAL Shareholders. The representations and warranties of CGAL and the CGAL Shareholders:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6) and (8) of Schedule F were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.2(2)(a) applies, were true and correct in all material respects as of the date of this Agreement and are true and correct in all material respects as of the Effective Time as if made at such time;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and CGAL and each CGAL Shareholder has delivered a certificate confirming same to SII, executed by, in the case of CGAL, two (2) senior officers of CGAL (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to SII and dated the Effective Date

(3)	Performance of Covenants of CFCL. CFCL has fulfilled or complied in all material respects with each of the covenants of CFCL contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to SII, executed by two (2) senior officers of CFCL (in each case without personal liability) addressed to SII and dated the Effective Date.

(4)	Performance of Covenants of CGAL, New Administrator and CGAL Shareholders. Each of CGAL, New Administrator and the CGAL Shareholders has fulfilled or complied in all material respects with each of its or his covenants contained in this Agreement to be fulfilled or complied with by it or him on or prior to the Effective Time, and each of CGAL, New Administrator and each CGAL Shareholder has delivered a certificate confirming same to SII, executed by, in the case of CGAL, two (2) senior officers of CGAL (in each case without personal liability), in the case of New Administrator, two (2) senior officers of New Administrator (in each case without personal liability), and, in the case of each CGAL Shareholder, such CGAL Shareholder, addressed to SII and dated the Effective Date.

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(5)	Dissent Rights. The aggregate number of Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as of the Effective Date shall not exceed 7.5% of the issued and outstanding Class A Shares.

(6)	Earnout Agreement. CGAL shall have delivered to SII the Earnout Agreement duly executed by CGAL.

(7)	Material Adverse Effect of CFCL. Since the date of this Agreement there shall not have occurred any Material Adverse Effect in respect of CFCL.

Section 6.3	Additional Conditions Precedent to the Obligations of CFCL

CFCL is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of CFCL and may only be waived, in whole or in part, by CFCL in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of SII:

(a)	that are set forth in paragraphs (1), (2), (3), (4), (5), (6), (7), (14) and (20) of Schedule G were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.3(1)(a) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of SII;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and SII has delivered a certificate confirming same to CFCL, executed by two (2) senior officers of SII (in each case without personal liability) addressed to CFCL and dated the Effective Date;

(2)	Performance of Covenants. Each of SII and the Trust has fulfilled or complied in all material respects with each of the covenants of it contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, provided that the covenants of SII and the Trust set out in Section 2.11 must be fulfilled and complied with in all respects at the Effective Time; and SII and the Trust shall have delivered a certificate confirming same to CFCL, executed, in the case of SII, by two (2) senior officers of SII and, in the case of the Trust, by two senior officers of the Manager, in each case without personal liability addressed to CFCL and dated the Effective Date.

(3)	Joinder Agreement. The Trust shall have delivered to the Parties the Joinder Agreement duly executed by the Trust.

(4)	Dissolution and Wind-up of CFCL. Evidence satisfactory to CFCL, acting reasonably, that the Administration Agreement shall be terminated in its entirety and CFCL shall be dissolved and liquidated effective on the Effective Date but after the Effective Time.

(5)	Material Adverse Effect of SII or Trust. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of SII or the Trust.

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Section 6.4	Additional Conditions Precedent to the Obligations of CGAL, New Administrator and the CGAL Shareholders

CGAL, New Administrator and the CGAL Shareholders are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the CGAL Shareholders and may only be waived, in whole or in part, by the CGAL Shareholders in their sole discretion:

(1)	Representations and Warranties. The representations and warranties of SII:

(a)	that are set forth in paragraphs (1), (2), (3), (4) and (5) of Schedule H were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the Effective Time as if made at such time;

(b)	other than those to which Section 6.4(1)(a) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (b), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect in respect of SII;

except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and SII has delivered a certificate confirming same to CGAL, New Administrator and the CGAL Shareholders executed by two (2) senior officers of SII (in each case without personal liability) addressed to CGAL, New Administrator and the CGAL Shareholders and dated the Effective Date;

(2)	Performance of Covenants. SII has fulfilled or complied in all material respects with each of the covenants of SII contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to CGAL, New Administrator and the CGAL Shareholders, executed by two (2) senior officers of SII (in each case without personal liability) addressed to CGAL, New Administrator and the CGAL Shareholders and dated the Effective Date.

(3)	Earnout Agreement. SII shall have delivered to CGAL the Earnout Agreement duly executed by SII.

(4)	Material Adverse Effect of SII. Since the date of this Agreement there shall not have occurred any Material Adverse Effect in respect of SII.

Section 6.5	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2, Section 6.3 and Section 6.4 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar.

Article 7
INDEMNIFICATION

Section 7.1	Liability for Representations and Warranties

(1)	The representations and warranties of CFCL contained in this Agreement and the certificate to be delivered pursuant to Section 6.2(1) shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, provided however that no termination of this Agreement will relieve CFCL from any liability arising out of CFCL’s willful or intentional breach of any of its representations or warranties prior to the termination of this Agreement.

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(2)	The representations and warranties of SII contained in Schedule G hereto and the certificate to be delivered pursuant to Section 6.3(1) shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, provided however that no termination of this Agreement will relieve SII from any liability arising out of SII’s willful or intentional breach of any of its representations or warranties prior to the termination of this Agreement.

(3)	The representations and warranties of CGAL and the CGAL Shareholders contained in Schedule F and the certificates to be delivered pursuant to Section 6.2(2) shall survive completion of the Arrangement and continue in full force and effect for a period of one (1) year after the Effective Date, except that:

(a)	the representations and warranties set out in paragraphs (1), (2), (4)(i), (4)(iii), (4)(iv), (5), (6) and (15) of Schedule F (the “CGAL Fundamental Representations”) and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.2(2) will survive and continue in full force and effect for the maximum period of time permitted by the Limitations Act (Alberta);

(b)	the representations and warranties set out in paragraph (8) of Schedule F and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.2(2) will survive and continue in full force and effect until six (6) months after the expiration of the period during which a tax assessment with respect to withholding Taxes may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law); and

(c)	there is no limitation as to time for claims relating to representations and warranties that involve fraud or fraudulent misrepresentation.

(4)	The representations and warranties of SII contained in Schedule H and the certificate to be delivered pursuant to Section 6.4(1) shall survive completion of the Arrangement and continue in full force and effect for a period of one (1) year after the Effective Date, except that:

(a)	the representations and warranties set out in paragraphs (1), (2), (3), (5)(i), (5)(iii), (5)(iv), (7)(b) of Schedule H (the “SII Fundamental Representations”) of Schedule H and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.4(1) will survive and continue in full force and effect for the maximum period of time permitted by the Limitations Act (Alberta);

(b)	the representations and warranties set out in paragraph (11) of Schedule H and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 6.4(1) will survive and continue in full force and effect until six (6) months after the expiration of the period during which a tax assessment with respect to withholding Taxes may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law); and

(c)	there is no limitation as to time for claims relating to representations and warranties that involve fraud or fraudulent misrepresentation.

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(5)	No Party has any obligation or liability with respect to any representation or warranty made by such Party in this Agreement or the certificates to be delivered pursuant to this Agreement after the end of the applicable time periods specified in Section 7.1(3) and Section 7.1(4) except for claims relating to the representations and warranties that the Party has been notified of prior to the end of the applicable time period.

Section 7.2	Indemnification in Favour of SII

(1)	From and after the Effective Time, CGAL and the CGAL Shareholders shall jointly and severally indemnify and save each of SII, its affiliates, CFCL, the Trust and New Administrator and their respective Representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of:

(a)	any breach or inaccuracy of any representation or warranty given by CGAL or the CGAL Shareholders contained in Schedule F or the certificates to be delivered pursuant to Section 6.2(2); and

(b)	any liability for Taxes of New Administrator in respect of any taxation period ending on or before the Effective Date or any portion of a taxation period up to and including the Effective Date (a “New Administrator Pre-Closing Tax Period”).

(2)	CGAL and the CGAL Shareholders’ obligations under Section 7.2(1)(a) shall terminate upon the expiration of the survival periods set forth in Section 7.1(3) except with respect to Damages set forth in written notices given by SII to CGAL and the CGAL Shareholders prior to such date and in any event within 30 days of its determination that it has any Damages.

(3)	The right to indemnification under Section 7.2(1)(b) exists notwithstanding any representation or warranty by CGAL or the CGAL Shareholders in this Agreement and shall terminate six (6) months after the expiration of the period during which a tax assessment with respect to Taxes of New Administrator in respect of a New Administrator Pre-Closing Tax Period may be issued by a Governmental Entity (taking into account any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment reassessment or other form of recognized document assessing liability for Taxes under applicable Law), except with respect to Damages set forth in written notices given by SII to CGAL and the CGAL Shareholders prior to such date and in any event within 30 days of its determination that it has any Damages.

(4)	CGAL and the CGAL Shareholders shall not be required to pay any amount under Section 7.2(1)(a) with respect to any Damages that do not, in the aggregate, exceed $500,000 (the “CGAL Deductible”). Once the total of such amounts exceeds the CGAL Deductible, CGAL and the CGAL Shareholders shall indemnify each of SII, its affiliates, CFCL, the Trust and New Administrator and their respective Representatives in respect of all Damages that exceed the CGAL Deductible. The foregoing limitation shall not apply to claims for Damages that relate to a breach of the CGAL Fundamental Representations or the representations and warranties in paragraph (8) of Schedule F or to claims involving fraud or fraudulent misrepresentation.

(5)	CGAL and the CGAL Shareholders’ total liability under Section 7.2(1)(a) shall not exceed $15 million, except where Damages relate to a breach of the CGAL Fundamental Representations or the representations and warranties set out in paragraph (8) of Schedule F or involve fraud or fraudulent misrepresentation, in which case CGAL and the CGAL Shareholders’ total liability shall not exceed $100 million.

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Section 7.3	Indemnification in Favour of CGAL

(1)	From and after the Effective Time, SII shall indemnify and save CGAL and its Representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of any breach or inaccuracy of any representation or warranty given by SII contained Schedule H or the certificate to be delivered pursuant to Section 6.4(1).

(2)	SII’s obligations under Section 7.3(1) shall terminate upon the expiration of the survival periods set forth in Section 7.1(4) except with respect to Damages set forth in written notices given by CGAL to SII prior to such date and in any event within 30 days of its determination that it has any Damages.

(3)	SII shall not be required to pay any amount under Section 7.3(1) with respect to any Damages that do not, in the aggregate, exceed $500,000 (the “SII Deductible”). Once the total of such amounts exceeds the SII Deductible, SII shall indemnify CGAL and its Representatives in respect of all Damages that exceeds the SII Deductible. The foregoing limitation shall not apply to claims for Damages that relate to a breach of the SII Fundamental Representations or the representations and warranties set out in paragraph (11) of Schedule H or to claims involving fraud or fraudulent misrepresentation.

(4)	SII’s total liability under Section 7.3(1) shall not exceed $3 million, except where Damages relate to a breach of the SII Fundamental Representations or involve fraud or fraudulent misrepresentation, in which case SII’s total liability shall not exceed $15 million.

Section 7.4	Notification

(1)	If an Indemnified Person becomes aware of a Direct Claim, the Indemnified Person shall promptly, and in any event within 30 days of becoming aware of such Direct Claim, notify the Indemnifying Party in writing of the Direct Claim. The notice must specify in reasonable detail the nature of the Damages including the sections of this Agreement which form the basis for such Direct Claim and include reasonable supporting documentation therefor.

(2)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly, and in any event within 30 days of becoming aware of such Third Party Claim, notify the Indemnifying Party in writing of the Third Party Claim. The notice must specify in reasonable detail the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages, the sections of this Agreement which form the basis for such Third Party Claim, and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim and include reasonable supporting documentation therefor.

(3)	Notice to an Indemnifying Party under this Section 7.4 of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement. Upon receipt of such notice, the provisions of Section 7.6 will apply to any Direct Claim and the provisions of Section 7.7 will apply to any Third Party Claim.

(4)	The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 7.1 or (and only to the extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in Section 7.7.

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Section 7.5	Limitations Periods

(1)	Notwithstanding the provisions of the Limitations Act (Alberta) or any other statute, a proceeding in respect of a claim for indemnification or otherwise arising from any breach or inaccuracy of any representation or warranty in this Agreement may be commenced on or before the first (1st) anniversary of the date on which the Indemnifying Party was notified of the claim, so long as the Indemnifying Party was notified of the claim prior to the end of the applicable time period specified in Section 7.1(3) and Section 7.1(4). Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 7.5(1).

(2)	Notwithstanding the provisions of the Limitations Act (Alberta) or any other statute, a proceeding in respect of a claim for indemnification under Section 7.2(1)(a) or Section 7.2(1)(b) may be commenced on or before the first (1st) anniversary of the date on which the Indemnifying Party was notified of the claim. Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 7.5(2).

Section 7.6	Direct Claims

(1)	Following receipt of notice of a Direct Claim, the Indemnifying Party has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Person shall make available to the Indemnifying Party the information relied upon by the Indemnified Person to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(2)	If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Person within the 60 day period specified in Section 7.6(1). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the 30 day period immediately following receipt of a dispute notice by the Indemnified Person, the Indemnifying Party and the Indemnified Person shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Person fail to resolve the dispute within that 30 day time period, the Indemnified Person is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60 day period specified in Section 7.6(1), the Indemnifying Party is deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay in full the amount of the Direct Claim to the Indemnified Person.

Section 7.7	Procedure for Third Party Claims

(1)	Subject to the terms of this Section 7.7, upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(2)	The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if the Indemnifying Party is also a party to the Third Party Claim and counsel retained by the Indemnifying Party or the Indemnified Person has advised the Indemnified Person that joint representation would be inappropriate for the reason that:

(a)	there may be legal defences available to the Indemnified Person that are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume the investigation and defence of the Third Party Claim on such Indemnified Person’s behalf); or

(b)	there is a conflict of interest between the Indemnifying Party and the Indemnified Person.

(3)	In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 days of Indemnifying Party’s receipt of notice of the Third Party Claim.

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(4)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)	the Indemnifying Party shall pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(b)	if the Indemnifying Party is obligated to indemnify the Indemnified Person pursuant to Section 7.2 or Section 7.3, the Indemnifying Party shall reimburse the Indemnified Person for all costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(c)	the Indemnified Person shall not contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law; and

(d)	the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld, conditioned or delayed.

(5)	If the Indemnifying Party (a) is not entitled to assume the investigation and defence of a Third Party Claim under Section 7.7(2), (b) does not elect to assume the investigation and defence of a Third Party Claim or (c) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, the Indemnified Person has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defence of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(6)	If, under Section 7.7(5), the Indemnified Person undertakes the investigation and defence of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party Claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld, conditioned or delayed).

(7)	The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable best efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

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Section 7.8	Fraud and Other Remedies

(1)	Except as provided in this Section 7.8, if the Closing occurs the indemnities provided in Section 7.2 and Section 7.3 constitute the only remedy of SII and the Administrator Shareholders, respectively, in the event of a breach of a representation or warranty of such Party contained in this Agreement or in a certificate delivered pursuant to this Agreement.

(2)	Nothing in this Agreement, including this Article 7, limits or restricts in any way any remedies available, or Damages payable, for claims involving fraud or fraudulent misrepresentation.

Section 7.9	Adjustment to CGAL Aggregate Consideration

Any payment made by CGAL or any CGAL Shareholder as an Indemnifying Party pursuant to this Article 7 will constitute a dollar-for-dollar decrease of the CGAL Aggregate Consideration and any payment made by SII as an Indemnifying Party pursuant to this Article 7 will constitute a dollar-for-dollar increase of the CGAL Aggregate Consideration.

Section 7.10	Reductions and Subrogation

(1)	If the amount of any Damages incurred by a Party at any time subsequent to the making of an indemnity payment is reduced by:

(a)	any net Tax benefit to that Party; or

(b)	any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person,

the amount of such reduction (less any costs, expenses (including Taxes) or increase in premiums arising or incurred as a result of such Damages), shall promptly be repaid by that Party to the other Party. Upon making a full indemnity payment, a Party shall, to the extent of such indemnity payment, be subrogated to all rights of the other Party against any third party in respect of the Damages to which the indemnity payment relates.

Section 7.11	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any Damages which it may suffer or incur by reason of the breach by the other Party of any representation, warranty or covenant of that other Party under this Agreement.

Article 8
TERMINATION, termination feeS and expenses

Section 8.1	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either CFCL or SII if the CFCL Arrangement Resolutions are not approved at the CFCL Meeting in accordance with the Interim Order, provided that if CFCL or the CFCL Board has accepted, approved or entered into a Permitted Acquisition Agreement CFCL pays the Termination Fee concurrently with such termination in accordance with Section 8.3(2);

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(c)	any of the Parties if:

(i)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Parties from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.1(1)(c)(i) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(ii)	the Effective Time does not occur on or prior to the Outside Date, provided that

(A)	none of CFCL, CGAL, New Administrator or a CGAL Shareholder may terminate this Agreement pursuant to this Section 8.1(1)(c)(ii)

(1)	if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by any of CFCL, CGAL, New Administrator or a CGAL Shareholder of any of their respective representations or warranties or the failure of any of CFCL, CGAL, New Administrator or an Administrator Shareholder to perform any of their covenants or agreements under this Agreement, or

(2)	if CFCL or the CFCL Board, has accepted, approved or entered into a Permitted Acquisition Agreement, unless prior to or concurrently with such termination CFCL pays the Termination Fee in accordance with Section 8.3(2); and

(B)	SII may not terminate this Agreement pursuant to this Section 8.1(1)(c)(ii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by SII or the Trust of any of its respective representations or warranties or the failure of SII or the Trust to perform any of its respective covenants or agreements under this Agreement;

(d)	CFCL if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SII or the Trust under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that none of CFCL, CGAL, New Administrator or a CGAL Shareholder is then in breach of this Agreement so as to cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied;

(e)	CGAL, New Administrator or a CGAL Shareholder if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SII under this Agreement occurs that would cause any condition in Section 6.4(1) or Section 6.4(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that none of CFCL, CGAL, New Administrator or a CGAL Shareholder is then in breach of this Agreement so as to cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied;

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(f)	SII if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CFCL, CGAL, New Administrator or a CGAL Shareholder under this Agreement occurs that would cause any condition in Section 6.2(1), Section 6.2(2), Section 6.2(3) or Section 6.2(4) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.7(3); provided that neither SII nor the Trust is then in breach of this Agreement so as to cause any condition in Section 6.3(1), Section 6.3(2), Section 6.4(1) or Section 6.4(2) not to be satisfied;

(ii)	the CFCL Board, or any committee thereof including the CFCL Special Offer Committee, fails to unanimously recommend (excluding abstentions by conflicted directors) or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the CFCL Board Recommendation within five (5) Business Days after having been requested in writing by SII to do so, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after the public announcement of such Acquisition Proposal, or recommends or endorses an Acquisition Proposal and/or accepts, approves or enters into a Permitted Acquisition Agreement (collectively, a “Change in Recommendation”), or

(iii)	CFCL, CGAL, New Administrator or a CGAL Shareholder breaches Article 5 in any material respect; or

(iv)	there is a Material Adverse Effect in respect of CFCL; and

(g)	by CFCL, CGAL, New Administrator or the CGAL Shareholders if there is a Material Adverse Effect in respect of SII.

Section 8.2	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party, except that Section 2.4(6) [SII Indemnity re Misrepresentations in CFCL Circular], Section 2.4(7) [CGAL Indemnity re: Misrepresentations in CFCL Circular], Section 2.13 [CGAL Shareholders Pre-Effective Date Guarantee], Section 4.8 [CFCL Employee, Director and Officer Insurance and Indemnification], Section 4.9 [CGAL Indemnification and Release] Section 4.11 [Standstill], Section 4.12 [Litigation and Releases], Article 7 [Indemnification], this Section 8.2, Section 8.3 [Termination Fee], Section 8.4 [Expenses] and Section 9.2 through Section 9.16 [General Provisions], inclusive, shall survive in accordance with their terms and provided that no Party shall be relieved from any liability for any willful or intentional breach by it of any provision of this Agreement prior to the termination of this Agreement.

Section 8.3	Termination Fee

(1)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by CFCL or SII pursuant to Section 8.1(1)(b) [Arrangement Shareholder Resolutions Not Approved], by any Party pursuant to Section 8.1(1)(c)(ii) [Outside Date] or by SII pursuant to Section 8.1(1)(f)(i) if:

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(i)	both (A) prior to such termination, an Acquisition Proposal is made or publicly announced (or, in the case of termination by SII pursuant to Section 8.1(1)(f)(i) only, otherwise communicated to CFCL or any of its Representatives) by any Person other than SII or any of its affiliates or any Person (other than SII or any of its affiliates) shall have publicly announced an intention to do so, and (B) within 12 months following the date of such termination, (1) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive Contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive Contract) in respect of such Acquisition Proposal, (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (3) CFCL, CGAL or a CGAL Shareholder, directly or indirectly, in one or more transactions, enters into a definitive Contract (it being understood that a confidentiality agreement or exclusivity agreement will not be considered a definitive Contract) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) which is subsequently completed at any time (provided that for purposes of this Section 8.3(1)(a)(i), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”), or

(ii)	prior to such termination, there has been a Change in Recommendation or CFCL, CGAL, New Administrator or a CGAL Shareholder has breached Article 5 in any material respect; or

(b)	by SII pursuant to Section 8.1(1)(f)(ii) or Section 8.1(1)(f)(iii),

provided that a Termination Fee Event shall be deemed not to have occurred and under no circumstances shall CFCL be obliged to pay the Termination Fee in the event the Arrangement is completed.

(2)	The Termination Fee shall be paid by CFCL to SII by wire transfer of immediately available funds as promptly as practicable, and in any event within two (2) Business Days of, the occurrence of a Termination Fee Event, provided that if a Termination Fee Event occurs due to a termination of this Agreement as described in:

(a)	clause (B)(2) or (B)(3) of Section 8.3(1)(a)(i), the Termination Fee shall be paid by CFCL to SII concurrently with the consummation of any Acquisition Proposal;

(b)	clause (B)(1) of Section 8.3(1)(a)(i), the Termination Fee shall be paid by CFCL to SII concurrently with the entry into a definitive Contract in respect of such Acquisition Proposal; and

(c)	Section 8.3(1)(a)(ii), the Termination Fee shall be paid by CFCL to SII prior to or concurrently with termination of this Agreement, if terminated by CFCL, CGAL, New Administrator or a CGAL Shareholder.

(3)	CFCL acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements SII would not enter into this Agreement, and that the amounts set out in this Section 8.3 represent liquidated damages that are a genuine pre-estimate of the damages, including opportunity costs, which SII will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. CFCL irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

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(4)	Each Party agrees that upon payment of the Termination Fee to SII pursuant to this Section 8.3, SII shall be precluded from any other remedy against the other Parties at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided however, that this limitation shall not apply in respect of a willful or intentional breach of this Agreement by a Party prior to the termination hereof.

Section 8.4	Expenses

(1)	Except as provided in Section 4.4(5), Section 8.3 and Section 8.4(2) through Section 8.4(4), inclusive, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of CFCL, CGAL, New Administrator and the CGAL Shareholders incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	If this Agreement is terminated prior to the completion of the Arrangement other than pursuant to Section 8.1(1)(f)(i) and provided that no Termination Fee is payable within two (2) Business Days of such termination, then SII shall pay CFCL and CGAL, by wire transfer of immediately available funds, an aggregate amount of $2.5 million (the “Expense Reimbursement Amount”) with such Expense Reimbursement Amount being allocated in accordance with joint instructions provided by CFCL and CGAL. SII shall pay any Expense Reimbursement Amount payable hereunder concurrently with any such termination of this Agreement by SII (other than pursuant to Section 8.1(1)(f)(i) or where a Termination Fee is payable within (2) Business Days of such termination) and within two Business Days of the termination of this Agreement by any other Party and, notwithstanding any other provision of this Agreement, no termination by SII of this Agreement shall be effective if SII fails to pay the Expense Reimbursement Amount as aforesaid.

(3)	SII will pay for the services of the Proxy Solicitation Firms pursuant to joint retainers thereof by SII and CFCL to solicit proxies in favour of the approval of the CFCL Arrangement Resolutions. The activities of the Proxy Solicitation Firms will be directed jointly by CFCL and SII, each acting reasonably.

(4)	SII will, on or prior to the delivery of each SII Outside Date Extension Notice, pay CGAL, by wire transfer of immediately available funds, an aggregate amount of $150,000 with such amount being allocated in accordance with instructions provided by J.C. Stefan Spicer.

Article 9
GENERAL PROVISIONS

Section 9.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the CFCL Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

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(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 9.2	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and is deemed to be given and received:

(a)	on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day;

(b)	if sent by facsimile (with facsimile machine confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(c)	if sent by email, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 9.2(c), in each case to the Parties at the following addresses (or such other address for a party as specified by like Notice):

(i)	to SII at:

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(ii)	to CFCL at:

Special Offer Committee of Central Fund of Canada Limited
Hallmark Estates, Suite 805

1323-15th Avenue S.W.

Calgary, Alberta T3C 0X8

Attention:	Barry Cooper, Chairman of the Special Offer Committee
Telephone:	403-228-5861
Facsimile:	403-228-2222
Email:	highgradegold@gmail.com

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with a copy to:

Gowling WLG (Canada) LLP
421 7 Ave S.W., Suite #1600
Calgary, Alberta T2P 4K9

Attention:	Stuart Olley and Martin Mix
Telephone:	403-298-1000
Facsimile:	403-263-9193
Email:	stuart.olley@gowlingwlg.com and martin.mix@gowlingwlg.com

(iii)	to CGAL, Philip M. Spicer or J.C. Stefan Spicer at:

c/o The Central Group Alberta Ltd.
Investor Inquiries Office
P.O. Box 10050

Ancaster, Ontario L9K 1P2

Telephone:	905-648-7878
Facsimile:	905-648-4196
Email:	spicer@centralfund.com

with a copy to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention:	Jeremy Fraiberg
Telephone:	416-362-2111
Facsimile:	416-862-6666
Email:	jfraiberg@osler.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 9.3	Time of the Essence

Time is of the essence in this Agreement.

Section 9.4	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

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Section 9.5	Third Party Beneficiaries

(1)	Except as provided in Section 2.4(6) [SII Indemnity re Misrepresentations in CFCL Circular], Section 2.4(7) [CGAL Indemnity re Misrepresentations in CFCL Circular], Section 4.8 [CFCL Employee, Director and Officer Insurance and Indemnification], Section 4.12 [Litigation and Releases] and Article 7 [Indemnification], which, without limiting their respective terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.5 as, the “Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Each Party acknowledges to the applicable Beneficiaries their direct rights against such Party under Section 2.4(6), Section 2.4(7), Section 4.9, Section 4.12 and/or Article 7, as applicable, which are intended for the benefit of, and shall be enforceable by, each Beneficiary, his or her heirs and his or her legal representatives. The Parties reserve their right to vary or rescind the rights at any time prior to the Effective Time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 9.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.7	Entire Agreement

This Agreement, together with the Exclusivity Agreement and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Exclusivity Agreement and the Confidentiality Agreement, the provisions of this Agreement shall govern.

Section 9.8	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time, including any specific conveyancing documents required in connection with the CFCL Real Property.

Section 9.9	Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

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(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 9.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.11	Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.12	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.13	No Personal Liability

No director or officer of SII shall have any personal liability whatsoever to CFCL, CGAL, New Administrator or the CGAL Shareholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of SII. No director or officer of CFCL, CGAL or New Administrator shall have in their capacity as a director or officer of CFCL, CGAL or New Administrator any personal liability whatsoever to SII under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of CFCL, CGAL or New Administrator.

Section 9.14	Several Liability

The obligations hereunder of CFCL on the one hand and CGAL, New Administrator and the CGAL Shareholders on the other hand are several and not joint or joint and several.

Section 9.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

SPROTT INC.

By:	(signed) “Arthur Einav”
Name: Arthur Einav
Title: General Counsel

CENTRAL FUND OF CANADA LIMITED

By:	(signed) “Barry Cooper”
Name: Barry R. Cooper
Title: Director

2070140 ALBERTA LTD.

By:	(signed) “Stefan Spicer”
Name: J.C. Stefan Spicer
Title: President & Chief Executive Officer

THE CENTRAL GROUP ALBERTA LTD.

By:	(signed) “Stefan Spicer”
Name: J.C. Stefan Spicer
Title: Director

(signed) “Philip Spicer”	(signed) “Marda Jeffrey”
Name: Philip M. Spicer	Witness

(signed) “Stefan Spicer”	(signed) “Marda Jeffrey”
Name: J.C. Stefan Spicer	Witness

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Schedule A
Plan of Arrangement

(see attached)

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PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta).

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and the Administrator dated as of November 1, 2005.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms thereof and of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 among SII, CFCL, CGAL, New Administrator and the CGAL Shareholders.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York.

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement.

“CFCL” means Central Fund of Canada Limited, a corporation continued under the ABCA.

“CFCL Arrangement Resolutions” means, collectively, the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution.

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the CFCL Articles of Arrangement.

“CFCL Circular” means the notice of the CFCL Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the CFCL Shareholders in connection with the CFCL Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“CFCL Indemnification Obligations” means CFCL’s obligations pursuant to section 11 of the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter or thing which CGAL may have properly done or caused to be done pursuant to the terms of the Administration Agreement.

“CFCL Meeting” means the special meeting of CFCL Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions and for any other purpose as may be set out in the CFCL Circular and agreed to in writing by CFCL, SII and CGAL, each acting reasonably.

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“CFCL Real Property” means the condominium where CFCL’s head office is located having the municipal address Suite 805 Hallmark Estates, 1323 – 15th Avenue, SW., Calgary, Alberta.

“CFCL Shareholders” means, collectively, the Class A Shareholders and the Common Shareholders.

“CFCL Shares” means, collectively, the Class A Shares and the Common Shares.

“CGAL” means The Central Group Alberta Ltd., a corporation incorporated under the ABCA.

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 SII Shares.

“CGAL Shareholders” means Philip M. Spicer and J.C. Stefan Spicer, and each a “CGAL Shareholder”.

“Class A Letter of Transmittal” means the letter of transmittal for use by Class A Shareholders with respect to the Arrangement, which shall be mailed to Class A Shareholders by the Trust.

“Class A Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Class A Shareholders at the CFCL Meeting.

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one (1) Trust Unit.

“Class A Shareholders” means the registered or beneficial holders of Class A Shares.

“Class A Shares” means the class A non-voting shares in the capital of CFCL.

“Common Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Common Shareholders at the CFCL Meeting.

“Common Shareholder Consideration” means the consideration to be received by the Common Shareholders pursuant to this Plan of Arrangement consisting of $500 in cash for each Common Share.

“Common Share Letter of Transmittal” means the letter of transmittal for use by Common Shareholders with respect to the Arrangement, which shall be mailed to Common Shareholders by CFCL together with the CFCL Circular.

“Common Shareholders” means the registered or beneficial holders of Common Shares.

“Common Shares” means the common shares in the capital of CFCL.

“Consideration” means, collectively, the Class A Shareholder Consideration, the Common Shareholder Consideration, the CGAL Aggregate Consideration and the SII-Held Common Share Consideration.

“Court” means the Court of Queen’s Bench of Alberta (Calgary), or other court as applicable.

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“Depositary” means TSX Trust Company or such other Person as SII, CFCL and CGAL agree in writing.

“Dissenting Class A Share” has the meaning specified in Section  2.3(d)(i).

“Dissenting Class A Shareholder” means any registered Class A Shareholder who has duly and validly exercised its Dissent Rights pursuant to this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Common Share” has the meaning specified in Section 2.3(d)(ii).

“Dissenting Common Shareholder” means any registered Common Shareholder who has duly and validly exercised its Dissent Rights pursuant this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Holders” means, collectively, Dissenting Class A Shareholders and Dissenting Common Shareholders.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section  3.1 of this Plan of Arrangement.

“Effective Date” means the date shown on the Certificates of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as SII, CFCL and CGAL agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to SII, CFCL and CGAL, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of SII, CFCL and CGAL, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to SII, CFCL and CGAL, each acting reasonably) on appeal.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to SII, CFCL and CGAL, each acting reasonably, providing for, among other things, the calling and holding of the CFCL Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court (which amendment shall be acceptable to SII, CFCL and CGAL, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, instrument, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind capable of becoming any of the foregoing, in each case, whether contingent or absolute.

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“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust.

“New Administrator” means 2070140 Alberta Ltd., a corporation incorporated under the ABCA.

“New Administrator Arrangement Resolution” means the written resolution of the sole shareholder of New Administrator approving the Plan of Arrangement, executed by CGAL and delivered to CFCL and SII.

“New Administrator Articles of Arrangement” means the articles of arrangement of the New Administrator in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the New Administrator Articles of Arrangement.

“New Administrator Shares” means the common shares in the capital of the New Administrator.

“Parties” means SII, CFCL, CGAL, New Administrator and the CGAL Shareholders and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 193 of the ABCA, and any amendments or variations made in accordance with Section  5.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL and CGAL, each acting reasonably.

“Registrar” means the Registrar appointed pursuant to section 263 of the ABCA.

“Residual Rights” has the meaning specified in Section 2.4(1).

“Settlor” means ●.

“Settlor Unit” means the Trust Unit held prior to the Effective Time by the Settlor, as settlor of the Trust.

“SII” means Sprott Inc., a corporation incorporated under the laws of the Province of Ontario.

“SII-Held Common Share Consideration” means the consideration to be received by SII, as a holder of Common Shares, pursuant to Section 2.3(i) consisting of, for each Common Share, one (1) Trust Unit.

“SII Shares” means the common shares in the capital of SII.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary.

“Tax Act” means the Income Tax Act (Canada).

“Transferred Assets” means all of the assets of CFCL other than the Administration Agreement.

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“Transferred Liabilities” means all of the liabilities of CFCL other than the Administration Agreement.

“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement dated ●, 2017 among the Settlor, the Manager and the Trustee.

“Trustee” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada, or such other Person as SII, CFCL and CGAL agree in writing.

“Trust Units” means the units of the Trust.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation,”; (b) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”; and (c) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Calgary, Alberta, Canada.

(8)	Governing Law. This Plan of Arrangement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings in connection with this Plan of Arrangement will be subject to the exclusive jurisdiction of the Court.

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Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Effect of Arrangement

(1)	This Plan of Arrangement and the Arrangement, upon the filing of each of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement and the issuance of the Certificates of Arrangement, will become effective, and be binding on CFCL, the CFCL Shareholders, including Dissenting Class A Shareholders and Dissenting Common Shareholders, CGAL, New Administrator, the CGAL Shareholders, SII, the Trust, CST Trust Company and American Stock Transfer & Trust Company, LLC, the transfer agents of CFCL, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

(2)	The CFCL Articles of Arrangement, the New Administrator Articles of Arrangement and the Certificates of Arrangement shall be filed and issued, respectively with respect to the Arrangement in its entirety. The Certificates of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 2.3 has become effective in the sequence and at the times set out therein.

2.3	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in the following sequence:

(a)	all rights as of and after the Effective Time and all obligations arising on or after the Effective Time of CGAL under the Administration Agreement shall be, and shall be deemed to be, assigned to, assumed by and novated to New Administrator and New Administrator shall not assume any liabilities of CGAL of any nature whatsoever in consideration of the issuance by New Administrator of ● common shares of New Administrator;

(b)	the CFCL Indemnification Obligations shall be, and shall be deemed to be, assigned to, assumed by and novated to the Trust;

(c)	the New Administrator Shares shall, and shall be deemed to, be assigned and transferred by CGAL to SII, without any further act or formality, in exchange for the CGAL Aggregate Consideration, and

(i)	CGAL shall cease to be the holder of the New Administrator Shares and to have any rights as a holder of New Administrator Shares other than the right to be paid the CGAL Aggregate Consideration in accordance with this Plan of Arrangement; and

(ii)	CGAL’s name shall be removed from the register of holders of New Administrator Shares and SII shall be recorded as the registered holder of the New Administrator Shares and shall be deemed the legal and beneficial owner thereof;

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(d)	subject to Section 3.1:

(i)	each of the Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Class A Shareholders (each a “Dissenting Class A Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to the Trust, without any further act or formality, in exchange for a debt claim against the Trust in the amount equal to the fair value for such Class A Shares as set out in Section 3.1, and (A) such Dissenting Class A Shareholders shall cease to be the holders of such Class A Shares and to have any rights as holders of such Class A Shares other than the right to be paid by the Trust the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Class A Shareholder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so assigned and transferred and the Trust shall be recorded as the registered holder of such Class A Shares and shall be deemed the legal and beneficial owner thereof; and

(ii)	each of the Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Common Shareholders (each a “Dissenting Common Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to SII, without any further act or formality, in exchange for a debt claim against SII in the amount equal to the fair value for such Common Shares as set out in Section 3.1, and (A) such Dissenting Common Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid by SII the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Common Shareholder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(e)	each Common Share (other than any Dissenting Common Shares) shall be, and shall be deemed to be, assigned and transferred by the holder thereof to SII, without any further act or formality, in exchange for the Common Shareholder Consideration, and

(i)	the holder of each Common Share so assigned and transferred shall cease to be the holder of the Common Share so assigned and transferred and to have any rights as holder of such Common Share other than the right to be paid such Common Shareholder’s Common Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(f)	subject to Section 2.4:

(i)	CFCL shall sell, assign, transfer, convey and deliver to the Trust the Transferred Assets and all of CFCL’s right and title to the Transferred Assets;

(ii)	in consideration for, and concurrently with the sale, assignment, transfer, conveyance and delivery in Section 2.3(f)(i), the Trust:

(A)	shall assume, and agree to discharge, perform and fulfill, the Transferred Liabilities; and

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(B)	concurrently with the assumption and agreement in Section 2.3(f)(ii)(A), shall issue to CFCL that number of fully-paid non-assessable Trust Units as is equal to the aggregate number of Class A Shares and Common Shares issued and outstanding immediately prior to the Effective Time;

(g)	concurrently with the issuance of Trust Units in Section 2.3(f)(ii)(B), the Settlor Unit shall be cancelled without any payment in respect thereof, and

(i)	the Settlor shall cease to be the holder of the Settlor Unit and to have any rights as holder of the Settlor Unit; and

(ii)	the name of the Settlor shall be removed from the register of holders of Trust Units as it relates to the Settlor Unit;

(h)	each Class A Share shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the Class A Shareholder Consideration, and

(i)	the holder of each Class A Share so redeemed and cancelled shall cease to be the holder of the Class A Share so redeemed and cancelled and to have any rights as holder of such Class A Share other than the right to be paid such Class A Shareholder’s Class A Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so redeemed and cancelled;

(i)	concurrently with the redemption and cancellation in Section 2.3(h), each Common Share (all of which are now held by SII) shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the SII-Held Common Share Consideration, and

(i)	SII shall cease to be the holder of such Common Shares and to have any rights as holder of such Common Shares other than the right to be paid the SII-Held Common Share Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of SII shall be removed from the register of holders of Common Shares as it relates to such Common Shares.

2.4	Exclusions

(1)	Notwithstanding anything in this Plan of Arrangement, the Trust does not assume and has no obligation to discharge any liability or obligation under or in respect of any Transferred Asset: (i) which is not assignable in whole or in part without the consent, approval or waiver of the other party or parties to it; or (ii) which cannot be performed by the Trust without the consent of the other party or parties to it (collectively, the “Residual Rights”), unless, in either case, such consent, approval or waiver has been obtained on terms satisfactory to the Trust and the value of such Transferred Assets have enured to the Trust.

(2)	The Residual Rights shall be held in trust for the benefit of the Trust by CFCL.

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Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Class A Shareholders may exercise dissent rights in connection with the Class A Shareholder Arrangement Resolution and registered Common Shareholders may exercise dissent rights in connection with the Common Shareholder Arrangement Resolution (collectively, “Dissent Rights”) pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section  3.1; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the applicable CFCL Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by CFCL not later than 5:00 p.m. on the second (2nd) Business Day immediately preceding the date of the CFCL Meeting (as it may be adjourned or postponed from time to time). Dissenting Class A Shareholders and Dissenting Common Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred: (i) in the case of the Dissenting Class A Shareholders, the Dissenting Class A Shares held by them to the Trust as provided in Section  2.3(d)(i); and (ii) in the case of the Dissenting Common Shareholders, the Dissenting Common Shares held by them to SII as provided in Section  2.3(d)(ii), and if they:

(a)	ultimately are entitled to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares, as applicable, will be entitled to be paid the fair value of such Dissenting Class A Shares or Dissenting Common Shares, as applicable, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Class A Shares or Dissenting Common Shares, as applicable; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Class A Shareholder or Common Shareholder, as applicable.

3.2	Recognition of Dissenting Holders

(1)	In no circumstances shall SII, the Trust, CFCL or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Class A Shares or Common Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall SII, the Trust, CFCL or any other Person be required to recognize Dissenting Holders as holders of Dissenting Class A Shares or Dissenting Common Shares after the completion of the transfer under Section 2.3(d), and the names of such Dissenting Holders shall be removed from the registers of holders of Class A Shares or Common Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the applicable event described in Section 2.3(d) occurs. In addition to any other restrictions under section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Class A Shareholders who vote or have instructed a proxyholder to vote any Class A Shares in favour of the Class A Shareholder Arrangement Resolution (but only in respect of such Class A Shares); and (ii) Common Shareholders who vote or have instructed a proxyholder to vote any Common Shares in favour of the Common Shareholder Arrangement Resolution (but only in respect of such Common Shares).

(3)	Dissenting Holders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Class A Shares or Dissenting Common Shares, as applicable, shall be deemed to have participated in the Arrangement pursuant to Section 2.3(h) and Section 2.3(e), respectively, on the same basis as a non-dissenting holder of Class A Shares or Common Shares, as applicable.

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Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(1)	Prior to filing of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement, SII and the Trust shall deposit in escrow:

(a)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII, CFCL and CGAL, each acting reasonably), sufficient funds, SII Shares and Trust Units to satisfy the aggregate Consideration payable to CFCL Shareholders pursuant to the Plan of Arrangement; and

(b)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII and CGAL, each acting reasonably) sufficient funds and SII Shares to satisfy the CGAL Aggregate Consideration payable to CGAL pursuant to the Plan of Arrangement.

(2)	Other than in respect of the Common Shares held by SII following the assignment and transfer in Section 2.3(d)(ii) and Section 2.3(e) and their redemption and cancellation for the SII-Held Common Share Consideration in Section 2.3(i), upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Class A Shares or Common Shares (other than CFCL Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), that were transferred pursuant to Section 2.3, together with a duly completed and executed Class A Letter of Transmittal or Common Share Letter of Transmittal, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of Class A Shares or Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under the Arrangement for such Class A Shares or Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Class A Shares or Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Class A Shares or Common Shares not duly surrendered on or before the day that is one day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Class A Shares or Common Shares of any kind or nature against or in CFCL, SII or the Trust. On such date, any and all Consideration which such former holder was entitled shall be deemed to have been surrendered to SII.

(4)	Any payment made by way of cheque by SII or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to SII or the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to SII, and any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Class A Shares or Common Shares to receive the consideration for such Class A Shares or Common Shares, as applicable, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SII for no consideration.

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4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Class A Shares or Common Shares that were assigned and transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to SII and the Depositary (acting reasonably) in such sum as SII may direct, or otherwise indemnify SII, the Trust and CFCL against any claim that may be made against SII, the Trust or CFCL with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

(1)	Other than in respect of the CGAL Aggregate Consideration, CFCL, SII, the Trust and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct CFCL, SII, the Trust or the Depositary, to deduct and withhold on their behalf, from any Consideration payable or otherwise deliverable to any CFCL Shareholders under the Plan of Arrangement such amounts as CFCL, SII, the Trust or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such Consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CFCL Shareholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

(2)	In respect of the CGAL Aggregate Consideration, SII and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct SII or the Depositary, to deduct and withhold on their behalf, from any CGAL Aggregate Consideration payable or otherwise deliverable to CGAL under the Plan of Arrangement such amounts as SII or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such CGAL Aggregate Consideration under any provision of any Law in respect of Taxes, provided, however, that SII, or the Depositary, as applicable, shall notify CGAL of its intent to withhold not less than ten (10) days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of any tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the CGAL Aggregate Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Class A Shares, Common Shares and New Administrator Shares issued prior to the Effective Time; (b) the rights and obligations of the CFCL Shareholders, CFCL, the CGAL Shareholders, New Administrator, CGAL, SII, the Trust, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Class A Shares, Common Shares and New Administrator Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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4.5	No Liens

Any exchange, assignment, transfer or similar conveyance of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all SII Shares and Trust Units issued on completion of this Plan of Arrangement to the Class A Shareholders, the Common Shareholders and CGAL will be issued by SII and the Trust in reliance on the exemption from registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

Article 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(1)	SII, CFCL, CGAL, New Administrator and the CGAL Shareholders may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by SII, CFCL, CGAL, New Administrator and the CGAL Shareholders; (iii) filed with the Court and, if made following the CFCL Meeting, approved by the Court; and (iv) communicated to CFCL Shareholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by SII, CFCL, CGAL, New Administrator or the CGAL Shareholders at any time prior to the CFCL Meeting (provided that SII, CFCL, CGAL, New Administrator and the CGAL Shareholders shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the CFCL Meeting in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the CFCL Meeting shall be effective only if: (i) it is consented to in writing by each of SII, CFCL, CGAL, New Administrator and the CGAL Shareholders (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the CFCL Shareholders voting in the manner directed by the Court.

(4)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(5)	Notwithstanding any other provision of this Section 5.1, any amendment, modification or supplement to this Plan of Arrangement may be made by CFCL and the New Administrator, with the consent of SII (which consent may be withheld, conditioned or delayed in SII’s sole discretion), provided that it concerns a matter which, in the reasonable opinion of CFCL and New Administrator, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Class A Shareholder, former Common Shareholder or CGAL.

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Article 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SII, the Trust and CFCL shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement, including any specific conveyancing documents required in connection with the CFCL Real Property.

Article 7
Tax Election

7.1	Tax Election

(1)	The Trust and CFCL shall jointly elect using the form prescribed pursuant to paragraph (c) of the “qualifying exchange” definition in subsection 132.2(1) to have section 132.2 of the Tax Act apply with respect to the transactions contemplated herein and shall file such joint election on or before the date described in paragraph 132.2(6)(a) of the Tax Act and the Trust shall determine the elected amount for the Transferred Assets.

(2)	CGAL shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to (i) the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), and (ii) the transfer of its New Administrator Shares to SII, by providing two signed copies of the necessary prescribed election form(s) to SII within 90 days following the Effective Date, duly completed with the details of, in the case of clause (i) above, the property transferred to New Administrator and the New Administrator Shares issued to CGAL as consideration and, in the case of clause (ii) above, the number of New Administrator Shares transferred, the cash and SII Shares received as consideration and, in each case, the applicable agreed amounts for the purposes of such elections. With respect to the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), the elected amount shall not be less than the CGAL Aggregate Cash Consideration. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by SII or New Administrator, as applicable, and returned to CGAL within 90 days after the receipt thereof by SII for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by CGAL. SII and New Administrator will not be responsible for the proper completion of any election form and, except for SII’s obligation to sign and return duly completed election form(s) which are received by SII within 90 days of the Effective Date, within 90 days after the receipt thereof by SII, SII and New Administrator will not be responsible for any Taxes, interest or penalties resulting from the failure by CGAL to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, SII and New Administrator may choose to sign and return an election form received by SII more than 90 days following the Effective Date, but SII and New Administrator will have no obligation to do so.

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Schedule B
Class A Shareholder Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated ●, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of October 1, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix ● to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the class A shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the class A shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Schedule C
Common Shareholder Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd., Sprott Physical Gold and Silver Trust (the “Trust”) and Sprott Inc., as more particularly described and set forth in the information circular of CFCL dated ●, 2017 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of October 1, 2017 among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, 2070140 Alberta Ltd., the Trust and Sprott Inc., the full text of which is set out in Appendix ● to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of CFCL in approving the Arrangement Agreement, and (iii) actions of the directors and officers of CFCL in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	CFCL be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the common shareholders of CFCL or that the Arrangement has been approved by the Court, the directors of CFCL are hereby authorized and empowered to, without notice to or approval of the common shareholders of CFCL: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of CFCL is hereby authorized and directed for and on behalf of CFCL to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Schedule D
New Administrator Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Central Fund of Canada Limited (“CFCL”), 2070140 Alberta Ltd. (“New Administrator”), Sprott Physical Gold and Silver Trust (the “Trust”) a Sprott Inc., as more particularly described and set forth in the arrangement agreement (the “Arrangement Agreement”) dated October 1, 2017 among Sprott Inc., CFCL, the Trust, The Central Group Alberta Ltd., New Administrator, Philip M Spicer and J.C. Stefan Spicer), is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving CFCL, New Administrator, the Trust and Sprott Inc., the full text of which is set out in Schedule A to the Arrangement Agreement, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The: (i) Arrangement Agreement and related transactions; (ii) actions of the directors of New Administrator in approving the Arrangement Agreement, and (iii) actions of the directors and officers of New Administrator in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)	New Administrator be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of New Administrator or that the Arrangement has been approved by the Court, the directors of New Administrator are hereby authorized and empowered to, without notice to or approval of the shareholders of New Administrator: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions

(6)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(7)	Any officer or director of New Administrator is hereby authorized and directed for and on behalf of New Administrator to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Schedule E
Representations and Warranties of CFCL

(1)	Organization and Qualification.

(a)	CFCL is a corporation duly continued and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. CFCL is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted.

(b)	True and complete copies of the Constating Documents of CFCL have been provided to SII and no action has been taken by CFCL to amend or supersede such documents.

(2)	Corporate Authorization. CFCL has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by CFCL of this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of CFCL and no other corporate proceedings on the part of CFCL are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the CFCL Board of the CFCL Circular and related proxy documents and meeting materials, approval by the CFCL Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by CFCL, and constitutes a legal, valid and binding agreement of CFCL enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by CFCL of this Agreement and the consummation by CFCL of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; and (v) compliance with Securities Laws.

(5)	No Conflict/Non-Contravention. The execution, delivery and performance by CFCL of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of CFCL;

(ii)	assuming compliance with the matters referred to in paragraph (4) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	other than as contemplated by this Agreement, allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which CFCL is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or any Authorization to which CFCL is a party or by which CFCL is bound; or

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(iv)	result in the creation or imposition of any Lien upon any of CFCL’s assets.

(6)	Capitalization.

(a)	The authorized capital of CFCL consists of an unlimited number of Class A Shares and 50,000 Common Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 252,116,003 Class A Shares and 40,000 Common Shares. All outstanding CFCL Shares have been duly authorized and validly issued, are fully paid and non-assessable. No CFCL Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)	There are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate CFCL to, directly or indirectly, issue or sell any securities of CFCL, or give any Person a right to subscribe for or acquire, any securities of CFCL, or the value of which is based on the value of the securities of CFCL.

(c)	Other than in connection with the Arrangement and the transactions contemplated by this Agreement, there are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of CFCL or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of CFCL, except as disclosed in Section 3.1(1)(6)(c)(i) of the CFCL Disclosure Letter; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of CFCL Shares on any matter.

(d)	All dividends or distributions on securities of CFCL that have been declared or authorized have been paid in full other than the Declared CFCL Dividend.

(7)	Shareholders’ and Similar Agreements. CFCL has never been subject to, or affected by, any unanimous shareholders agreement and, other than in connection with the Arrangement and the transactions contemplated by this Agreement, is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of CFCL or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in CFCL and CFCL has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries. Except as disclosed in Section 3.1(1)(8) of the CFCL Disclosure Letter, CFCL has no Subsidiaries and does not own any equity interest in any Person. No Subsidiary of CFCL has any assets or any debts, liabilities and obligations, whether accrued or fixed, secured or unsecured, non-recourse or not, absolute or contingent, known or unknown, matured or unmatured or determined or determinable any nature whatsoever. No Subsidiary carries or has carried on any business or employs any persons.

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(9)	Securities Law Matters.

(a)	CFCL is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada. The Class A Shares are registered pursuant to the U.S. Exchange Act. The Class A Shares are listed and posted for trading on the TSX and NYSE American. CFCL is not in default of Securities Laws in any material respect. CFCL is not an investment company registered or required to be registered under the United States Investment Company Act of 1940 and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(b)	CFCL has not taken any action to cease to be a reporting issuer in any province or territory nor has CFCL received notification from any Securities Authority seeking to revoke the reporting issuer status of CFCL. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of CFCL is pending, in effect, has been threatened, or, to the knowledge of CFCL, is expected to be implemented or undertaken, and, to its knowledge, CFCL is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(c)	Since October 31, 2015, CFCL has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by CFCL with any Governmental Entity under Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the CFCL Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(d)	CFCL has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority, the TSX or the NYSE American with respect to any of the CFCL Filings and, to the knowledge of CFCL, neither CFCL nor any of the CFCL Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or the NYSE American.

(10)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of CFCL (including, in each case, of any of the notes or schedules to and the auditor’s report on such financial statements) included in the CFCL Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada and the United States, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position, results of operations or financial performance and cash flows of CFCL as of their respective dates and the financial position, results of operations or financial performance and cash flows of CFCL for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(b)	CFCL does not intend to correct or restate, nor, to the knowledge of CFCL, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (10). The selected financial data and the summary financial information included in the CFCL Filings present fairly the information shown in the CFCL Filings and have been compiled on a basis consistent with that of the audited financial statements included in the CFCL Filings. The other financial and operational information included in the CFCL Filings presents fairly the information included in the CFCL Filings.

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(c)	Except as disclosed in the CFCL Filings, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of CFCL with unconsolidated entities or other Persons.

(d)	The financial books, records and accounts of CFCL: (i) have been maintained, in all respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the transactions, acquisitions and dispositions of CFCL; and (iv) accurately and fairly reflect the basis for CFCL’s financial statements.

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	CFCL has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to CFCL is made known to CFCL’s management, including its chief financial officer and chief executive officer, particularly during the periods in which CFCL’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by CFCL in such annual or interim filings or other reports filed or submitted by it under Canadian Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws.

(b)	CFCL has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of CFCL, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management in the internal control over financial reporting of CFCL.

(d)	None of CFCL or, to CFCL’s knowledge, any director, officer, auditor, accountant or representative of CFCL has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that CFCL has engaged in questionable accounting or auditing practices, or any expression of concern from its management regarding questionable accounting or auditing matters.

(12)	Auditors. The auditors of CFCL are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of CFCL.

(13)	No Undisclosed Liabilities. There are no liabilities or obligations of CFCL of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the CFCL Filings; (ii) incurred in the Ordinary Course since October 31, 2016; or (iii) incurred in connection with this Agreement or either of (A) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1701-03238 or (B) the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012. All liabilities and obligations of CFCL as of August 31, 2017 (other than any liabilities or obligations that are, individually or in the aggregate, de minimis) are set out in Section 3.1(1)(13) of the CFCL Disclosure Letter.

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(14)	Non-Arms-Length Transactions. CFCL is not indebted to any director, officer, employee or agent of, or independent contractor to CFCL. Other than the Administration Agreement, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of CFCL, or any of their respective affiliates or associates.

(15)	Absence of Certain Changes or Events. Since October 31, 2016, except as disclosed in the CFCL Filings or in Section 3.1(1)(15) of the CFCL Disclosure Letter, and other than the transactions contemplated in this Agreement, the business of CFCL has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of CFCL.

(16)	Long-Term and Derivative Transactions. CFCL does not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(17)	No “Collateral Benefit”. Other than the CGAL Shareholders and the other Persons listed in Section 3.1(1)(17) of the CFCL Disclosure Letter, no related party of CFCL (within the meaning of MI 61-101) will, to the knowledge of CFCL, receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(18)	Compliance with Laws. Each of CFCL and its directors and officers is, and since October 31, 2016 has been, in compliance in all material respects with applicable Law and CFCL is not conducting its business so as to violate any such Laws in any material respect. None of CFCL or its officers or directors has been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or, to the knowledge of CFCL, is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(19)	Authorizations and Licenses.

(a)	Section 3.1(1)(19)(a) of the CFCL Disclosure Letter lists and describes all Authorizations that are required by Law in connection with the operation of the business of CFCL as presently or previously conducted, or in connection with the ownership, operation or use of the assets of CFCL.

(b)	CFCL lawfully holds, owns or uses, and has complied with, all such Authorizations. Each Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course of business without the need for CFCL to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(c)	No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of CFCL nor, to the knowledge of CFCL, any of its officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

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(20)	Fairness Opinions. The CFCL Board and the CFCL Special Offer Committee have received the Fairness Opinions.

(21)	Brokers and Finders’ Fees. Except for: (i) the engagement of the Financial Advisor; and (ii) the engagement letter between CFCL and CIBC World Markets Inc. dated September 27, 2017, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the CFCL or any of its officers or directors, or is entitled to any fee, commission or other payment from CFCL or any of its officers or directors, in connection with the Arrangement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letter in (ii) has been provided by CFCL to SII and such engagement letter contains true and complete disclosure of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to CIBC World Markets Inc. in connection the Arrangement or any other transaction contemplated by this Agreement.

(22)	Board and Special Committee Approval.

(a)	The CFCL Special Offer Committee, after consultation with its financial and legal advisors, has unanimously: (i) determined that the Class A Shareholder Consideration to be received by Class A Shareholders pursuant to the Arrangement and this Agreement is fair to the Class A Shareholders, the Common Shareholder Consideration to be received by Common Shareholders is fair to the Common Shareholders and that the Arrangement is in the best interests of CFCL and the CFCL Shareholders; and (ii) resolved to unanimously recommend that CFCL Shareholders vote in favour of the CFCL Arrangement Resolutions.

(b)	The CFCL Board, after consultation with its financial and legal advisors and the recommendation of the CFCL Special Offer Committee, has unanimously (subject to all directors other than Barry Cooper and Glenn Fox abstaining as conflicted directors): (i) determined that the Class A Shareholder Consideration to be received by Class A Shareholders pursuant to the Arrangement and this Agreement is fair to the Class A Shareholders, the Common Shareholder Consideration to be received by Minority Common Shareholders is fair to the Minority Common Shareholders and that the Arrangement is in the best interests of CFCL and the Class A Shareholders and the Minority Common Shareholders; (ii) resolved to recommend that CFCL Shareholders vote in favour of the CFCL Arrangement Resolutions; and (iii) authorized the entering into of this Agreement and the performance by CFCL of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(23)	Contracts. Other than as disclosed in Section 3.1(1)(23) of the CFCL Disclosure Letter, CFCL is not a party to or bound by, and none of CFCL’s properties or assets are subject to any Contract (other than any Contract under which CFCL’s obligations are de minimis). Except as disclosed in Section 3.1(1)(23) of the CFCL Disclosure Letter, true and complete copies of such Contracts have been provided to SII and no such Contract has been modified, rescinded or terminated. Each such Contract is legal, valid, binding and in full force and effect and is enforceable by the CFCL in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).To the knowledge of CFCL, it has performed in all material respects all obligations required to be performed by it to date under such Contracts and it is in not in breach or default under any such Contract, nor does it have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. CFCL does not know of, nor has it received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of CFCL, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Contract by any other party to any such Contract. CFCL has not received any notice (whether written or oral), that any party to any such Contract intends to cancel, terminate or otherwise materially modify or not renew its relationship with CFCL, and, to the knowledge of CFCL no such action has been threatened.

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(24)	Real Property. CFCL does not own or lease any real property other than its ownership of the CFCL Real Property.

(25)	Title to the Assets. CFCL owns (with good title) all of the assets that it purports to own including all the properties and assets reflected as being owned by CFCL in its financial books and records. CFCL has legal and beneficial ownership of such assets free and clear of all Liens.

(26)	Bullion and Custodian. CIBC acts as custodian of CFCL’s gold and silver bullion and holds all of the bullion of CFCL on an allocated and segregated basis in its vaults in Canada.

(27)	Intellectual Property. Other than as disclosed in Section 3.1(1)(27) of the CFCL Disclosure Letter, CFCL does not own any Intellectual Property and has not registered any Intellectual Property in its name.

(28)	No Options, etc. to Purchase Assets. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CFCL of any of CFCL’s assets or any right therein.

(29)	Litigation.

(a)	Other than as disclosed in Section 3.1(1)(29) of the CFCL Disclosure Letter, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of CFCL, pending or threatened against or relating to CFCL or the business of CFCL or affecting any of their respective current or former assets. None of the proceedings disclosed in Section 3.1(1)(29) of the CFCL Disclosure Letter, if determined adverse to the interests of CFCL, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of CFCL; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) affect the Trust’s ability to own or operate the business of CFCL upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of CFCL, threatened against or relating to CFCL before any Governmental Entity.

(c)	CFCL is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of CFCL or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(30)	Employees and Collective Agreements. Except as otherwise disclosed in Section 3.1(1)(30) of the CFCL Disclosure Letter, other than the officers of CFCL (none of whom receive any compensation for serving in such capacity from CFCL), CFCL has no Employees. There is not, nor has there ever been, any Collective Agreement in force with respect to CFCL.

(31)	Employee Plans. CFCL does not have, and has never had, any Employee Plan.

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(32)	Insurance.

(a)	CFCL is insured by reputable third party insurers with reasonable and prudent policies that are appropriate for the size and nature of the business of CFCL and its assets.

(b)	Section 3.1(1)(32) of the CFCL Disclosure Letter contains a correct and complete list of insurance policies which are maintained by CFCL or CGAL setting out, in respect of each policy, the type of policy, the name of insurer, the name of any additional insured, the coverage allowance, the expiration date, the annual premium and any pending claims. CFCL has provided SII with true, correct and complete copies of all such policies, bonds or binders (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder), and the most recent inspection reports received from insurance underwriters.

(c)	The third party insurance policies of CFCL are in full force and effect in accordance with their terms, and CFCL and to its knowledge CGAL is not in default under the terms of any such policy. There has not been any proposed, contemplated or threatened termination of, or premium increase with respect to, any of such policies.

(d)	The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time.

(e)	CFCL has made available a complete and accurate claims history for CFCL during the past three years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending.

(f)	There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(g)	CFCL is not in default with respect to any of the provisions contained in the insurance policies and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(h)	To the knowledge of CFCL, there are no circumstances in respect of which any Person could make a claim under any insurance policy. There has not been any adverse change in the relationship of CFCL with its insurers, the availability of coverage, or in the premiums payable pursuant to the insurance policies.

(33)	Taxes.

(a)	CFCL has paid all Taxes which are due and payable within the time required by Law, and has paid all assessments and reassessments it has received in respect of Taxes. CFCL has made full and adequate provision in the books and records of CFCL and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. CFCL has not received any refund of Taxes to which it is not entitled.

(b)	The liability for Taxes of CFCL has been assessed by all relevant Governmental Entities for all periods up to and including October 31, 2016. The only taxation years of CFCL that remain open for the assessment or reassessment of additional Taxes are those set out in Section 3.1(1)(33)(b) of the CFCL Disclosure Letter. There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, CFCL.

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(c)	There are no claims, actions, suits, audits, proceedings, investigations or other action pending or threatened against CFCL in respect of Taxes and, to the knowledge of CFCL, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against CFCL by a Governmental Entity for any period ending on or prior to the Effective Date. CFCL is not negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and CFCL has not received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Effective Date. CFCL is not aware of any contingent liabilities of CFCL for Taxes or any grounds for an assessment or reassessment of Taxes including, without limitation, the treatment of income, expenses, credits or other claims for deduction under any Tax Return.

(d)	There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to CFCL. CFCL has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of CFCL for any period ending after the Effective Time.

(e)	CFCL has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by Law, all federal, provincial, local and foreign Tax Returns which are required to be filed by or with respect to it. To the knowledge of CFCL, the information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of CFCL for the periods covered thereby.

(f)	No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where CFCL does not file Tax Returns that CFCL is or may be subject to Tax by that jurisdiction.

(g)	CFCL has at all relevant times qualified as a “mutual fund corporation” as defined in the Tax Act and will so qualify at the Effective Time.

(34)	Bank Accounts and Powers of Attorney. Section 3.1(1)(34) of the CFCL Disclosure Letter is a correct and complete list showing: (i) the name of each bank in which CFCL has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and (ii) the names of all Persons holding powers of attorney from CFCL. Copies of the powers of attorney have been provided to SII.

(35)	Money Laundering. The operations of CFCL are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of CFCL, no action, suit or proceeding by or before any court or Governmental Entity involving CFCL with respect to the Money Laundering Laws is pending or threatened.

(36)	Anti-Corruption. Neither CFCL, nor to the knowledge of CFCL, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(37)	Hart-Scott-Rodino Act. CFCL (and all entities “controlled by” CFCL for purposes of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) does not hold assets located in the United States with a fair market value of greater than US$80.8 million and has not made aggregate sales in or into the United States of over US$80.8 million in its most recent fiscal year. If, before the Effective Time, the U.S. Federal Trade Commission changes the current US$80.8 million threshold amount for the exemption provided by Rule 802.51 of the HSR Act (Acquisition of voting securities of a foreign issuer), the new threshold amount shall apply and replace the US$80.8 million referenced above effective as of the date of this Agreement.

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Schedule F
Representations and Warranties of CGAL and the CGAL Shareholders

(1)	Organization, Qualification and Authorization.

(a)	CGAL is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. CGAL is duly qualified, licensed or registered in all material respects to carry on business and is in good standing in each jurisdiction in which the nature of its activities makes such qualification necessary, and has all Authorizations required to carry on its business as now conducted.

(b)	True and complete copies of the Constating Documents of CGAL have been provided to SII and no action has been taken to amend or supersede such documents.

(c)	New Administrator is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted.

(d)	True and complete copies of the Constating Documents of New Administrator have been provided to SII and with the exception of the New Administrator Articles of Arrangement no action has been taken to amend or supersede such documents. The corporate records of New Administrator, including all Constating Documents, minute books, registers, share certificate books and all other similar documents and records are complete and accurate and all corporate proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the such records and have been conducted or taken in compliance with all applicable Laws and with the Constating Documents of New Administrator.

(e)	A true and complete copy of the New Administrator Arrangement Resolution has been provided to SII and no action has been taken to amend or supersede such resolution.

(f)	Each of the CGAL Shareholders has the legal capacity to enter into and perform his obligations under this Agreement.

(2)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of CGAL, New Administrator and the CGAL Shareholders, and constitutes a legal, valid and binding agreement of each of CGAL, New Administrator and the CGAL Shareholders enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(3)	Governmental Authorization. The execution, delivery and performance by each of CGAL, New Administrator and the CGAL Shareholders of this Agreement and the consummation by each of CGAL, New Administrator and the CGAL Shareholders of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; and (v) the filing of an early warning report on SEDAR under Canadian Securities Laws and an equivalent filing under United States Securities Laws.

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(4)	No Conflict/Non-Contravention. The execution, delivery and performance by each of CGAL, New Administrator and the CGAL Shareholders of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of either CGAL or New Administrator;

(ii)	contravene, conflict with or result in a violation or breach of Law, subject to the receipt of the Key Regulatory/Stock Exchange Approvals;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which CGAL or New Administrator is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under the Administration Agreement or any Authorization to which New Administrator is a party or by which New Administrator is bound; or

(iv)	result in the creation or imposition of any Lien upon any of New Administrator’s assets.

(5)	Capitalization and Title to Shares.

(a)	The authorized capital of CGAL consists of an unlimited number of CGAL Shares. There are issued and outstanding 245 CGAL Shares. All outstanding CGAL Shares have been duly authorized and validly issued, are fully paid and non-assessable. No CGAL Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. Philip M. Spicer directly owns 145 CGAL Shares and J.C. Stefan Spicer directly owns 100 CGAL Shares. Each CGAL Shareholder owns such CGAL Shares as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of CGAL.

(b)	The authorized capital of New Administrator consists of an unlimited number of New Administrator Shares. There are issued and outstanding 10 New Administrator Shares. All outstanding New Administrator Shares have been duly authorized and validly issued, are fully paid and non-assessable. No New Administrator Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. CGAL owns all of the New Administrator Shares as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of New Administrator. Upon completion of the Arrangement, CGAL will have transferred to SII good and valid title to such New Administrator Shares, free and clear of all Liens other than: (i) those restrictions on transfer, if any, contained in the articles of New Administrator, and (ii) Liens granted by SII.

(c)	There are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate New Administrator or CGAL to, directly or indirectly, issue or sell any securities of New Administrator, or give any Person a right to subscribe for or acquire, any securities of New Administrator, or the value of which is based on the value of the securities of New Administrator.

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(d)	Other than in connection with the Arrangement and the transactions contemplated by this Agreement, there are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of New Administrator or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of New Administrator; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of New Administrator Shares on any matter.

(e)	No dividends or distributions have been declared or authorized on any securities of New Administrator.

(f)	Neither CGAL nor New Administrator is a reporting issuer in any of the provinces and territories of Canada and there is no published market for the New Administrator Shares. The New Administrator Shares are not required to be registered pursuant to the U.S. Exchange Act.

(6)	No Other Agreements to Purchase. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CGAL of any New Administrator Shares or any right therein.

(7)	Shareholders’ and Similar Agreements. New Administrator has never been subject to, or affected by, any unanimous shareholders agreement and, other than in connection with the Arrangement and the transactions contemplated by this Agreement, neither New Administrator nor CGAL is a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of New Administrator or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in New Administrator and New Administrator has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Residence of CGAL. CGAL is not a non-resident of Canada within the meaning of the Tax Act. The New Administrator Shares owned by CGAL are not “taxable Canadian property” within the meaning of the Tax Act.

(9)	Residence of CGAL Shareholders. Neither CGAL Shareholder is a non-resident of Canada within the meaning of the Tax Act. The CFCL Shares owned by each CGAL Shareholder are not “taxable Canadian property” within the meaning of the Tax Act.

(10)	Solvency. Each of CGAL, New Administrator and the CGAL Shareholders is not (and after giving effect to the Arrangement, including the payment of all related fees and expenses, will not be) insolvent.

(11)	Claims Against New Administrator or CFCL. None of CGAL or the CGAL Shareholders has any present claim against either of CFCL or New Administrator nor knowledge of any facts or circumstances that could constitute the basis for any future claim by CGAL or New Administrator (or any affiliate or associate of a CGAL Shareholder) against CFCL, the Trust or New Administrator under any Contract or on any other legal basis whatsoever other than fees accrued pursuant to the Administration Agreement and payable by CFCL to CGAL as disclosed in Section 3.1(1)(13) of the CFCL Disclosure Letter.

(12)	Brokers and Finders’ Fees. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of CGAL, New Administrator, any CGAL Shareholder or, as applicable any of their respective officers or directors, or is entitled to any fee, commission or other payment from CFCL or any of its officers or directors, in connection with the Arrangement or any other transaction contemplated by this Agreement.

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(13)	Subsidiaries. New Administrator has no Subsidiaries and New Administrator does not own any equity interest in any Person.

(14)	No Options, etc. to Purchase Assets. Other than this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from CGAL, New Administrator or any CGAL Shareholder of any of the Administration Agreement or any of New Administrator’s assets or any right therein.

(15)	No Assets or Liabilities – New Administrator. Other than this Agreement, New Administrator does not have any assets or any debts, liabilities and obligations, whether accrued or fixed, secured or unsecured, non-recourse or not, absolute or contingent, known or unknown, matured or unmatured or determined or determinable any nature whatsoever. New Administrator has not carried on any business except in connection with the transactions contemplated in this Agreement and has no Employees.

(16)	Contracts. New Administrator is not a party to or bound by any Contract other than this Agreement. A true and complete copy of the Administration Agreement has been provided to SII and the Administration Agreement has not been modified, rescinded or terminated. The Administration Agreement is legal, valid, binding and in full force and effect and is enforceable by CGAL and upon completion of the Arrangement will be enforceable by and against New Administrator in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity). CGAL has performed all material obligations required to be performed by it to date under the Administration Agreement and it is in not in breach or default under the Administration Agreement in any material respect, nor does CGAL, New Administrator or any CGAL Shareholder have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. None of CGAL, New Administrator or the CGAL Shareholders knows of, nor have any of them received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under the Administration Agreement by any other party thereto. None of CGAL, New Administrator or any CGAL Shareholder has received any notice (whether written or oral), that any party to the Administration Agreement intends to cancel, terminate or otherwise modify or not renew such Administration Agreement, and, to the knowledge of CGAL, New Administrator or any CGAL Shareholder no such action has been threatened.

(17)	Compliance with Laws. CGAL and its directors and officers are, and since October 31, 2016 have been, in compliance in all material respects with Law in performing their obligations under the Administration Agreement. None of CFCL or New Administrator has been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(18)	Litigation.

(a)	Other than the application and legal proceedings filed under Alberta Court of Queen’s Bench File Number 1501-07012, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of CGAL, New Administrator or the CGAL Shareholders, pending or threatened against or relating to CGAL, New Administrator or any CGAL Shareholder or the business of CGAL or New Administrator or affecting any of their respective current or former assets.

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(b)	There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of CGAL, New Administrator or any CGAL Shareholder, threatened against or relating to CGAL, New Administrator or any CGAL Shareholder before any Governmental Entity.

(c)	None of CGAL, New Administrator or any CGAL Shareholder is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of CGAL or New Administrator or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(19)	Money Laundering. The operations of CGAL and New Administrator are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of CGAL, New Administrator and any CGAL Shareholder, no action, suit or proceeding by or before any court or Governmental Entity involving CGAL, New Administrator or any CGAL Shareholder with respect to the Money Laundering Laws is pending or threatened.

(20)	Anti-Corruption. None of CGAL, New Administrator or any CGAL Shareholder, nor to the knowledge of CGAL, New Administrator or any CGAL Shareholder, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

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Schedule G
Representations and Warranties of SII and the Trust to CFCL

(1)	Organization and Qualification.

(a)	SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. SII is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of SII.

(b)	The Manager is a limited partnership duly formed and validly existing under the laws of the Province of Ontario and has the limited partnership power and authority to own and operate its assets and conduct its business as now owned and conducted. The Manager is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the Manager.

(c)	Sprott Asset Management GP Inc. is the duly appointed general partner of the Manager, is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. Such general partner is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its or the Manager’s assets and properties, owned, leased, licensed or otherwise held, or the nature of its or the Manager’s activities makes such qualification necessary. Such general partner has all Authorizations required to own, lease and operate its properties and to carry on its business and the business of the Manager as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the general partner.

(d)	The Trust will be prior to the Effective Date a trust duly settled and validly existing under the laws of Ontario and have the trust power and authority to own and operate its assets and conduct its business as proposed to be owned and conducted following the completion of the Arrangement. The Trust will be prior to the Effective Date duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and will have all Authorizations required to own, lease and operate its properties and to carry on its business as proposed to be conducted following the completion of the Arrangement, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of the Trust.

(2)	Corporate Authorization. SII has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by SII of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of SII and no other corporate proceedings on the part of SII are necessary to authorize this Agreement.

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(3)	Trust Authorization. The Trust will have prior to the Effective Date the requisite trust power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Trust of this Agreement and the consummation of the Arrangement will have been prior to the Effective Date duly authorized by all necessary trust action on the part of the Trust and no other trust proceedings on the part of the Trust will be necessary to authorize this Agreement.

(4)	Execution and Binding Obligation.

(a)	This Agreement has been duly executed and delivered by SII, and constitutes a legal, valid and binding agreement of SII enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	This Agreement, by virtue of the Joinder Agreement, will have been prior to the Effective Time duly executed and delivered by the Trust, and constitutes a legal, valid and binding agreement of the Trust enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	Each of the Trust Agreement and the Management Agreement will be prior to the Effective Time a duly authorized, executed and delivered by each party thereto, and constitute a legal, valid and binding agreement of each party thereto, enforceable against each such party in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(5)	Governmental Authorization. The execution, delivery and performance by SII of this Agreement, the execution, delivery and performance by the Trust of the Joinder Agreement, the execution, delivery and performance by the Trust and the Manager of the Trust Agreement and the Management Agreement and the consummation by SII and the Trust of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; (v) compliance with Securities Laws; and (vi) such other Authorizations or other actions, filings, recordings, registrations or publications or notifications the failure of which to take or make would not have a Material Adverse Effect in respect of SII or the Trust.

(6)	No Conflict/Non-Contravention. The execution, delivery and performance by SII of this Agreement, the execution, deliver and performance by the Trust of the Joinder Agreement, the execution, delivery and performance of the Trust Agreement and the Management Agreement by the Trust and the Manager, and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of SII, the Trust Agreement or the Management Agreement;

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(ii)	assuming compliance with the matters referred to in paragraph (5) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Trust is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any contract or Authorization to which the Trust is a party or by which the Trust is bound; or

(iv)	result in the creation or imposition of any Lien upon any of the Trust’s assets,

with such exceptions, in the case of clauses (ii) through (iv), as would not be reasonably expected to, individually or in the aggregate, prevent, adversely impair or materially delay the consummation of the Arrangement.

(7)	Capitalization. The authorized capital of the Trust will consist of a single class of Trust Units. Prior to the Effective Time, there will be one (1) Trust Unit issued and outstanding, being the initial Trust Unit issued to the Settlor in accordance with the Trust Agreement, and there will not be issued and outstanding any other securities or rights, options or privileges which would entitle the holder to acquire any Trust Units or other securities of the Trust.

(8)	Canadian Securities Law Matters.

(a)	Since December 31, 2015, SII has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SII with any Governmental Entity under Canadian Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the SII Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(b)	SII has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority in Canada. There are no outstanding or unresolved comments in comment letters from any Securities Authority in Canada with respect to any of the SII Filings and, to the knowledge of SII, neither SII nor any of the SII Filings is the subject of any material ongoing audit, review, comment or investigation by any Securities Authority in Canada or the TSX.

(9)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of SII (including, in each case, any the notes or schedules to and the auditor’s report on such financial statements) included in the SII Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of SII as of their respective dates and the financial position, results of operations or financial performance and cash flows of SII for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

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(b)	SII does not intend to correct or restate, nor, to the knowledge of SII, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (9).

(10)	Absence of Certain Changes or Events. Since December 31, 2016, except as disclosed in the SII Filings and other than the transactions contemplated in this Agreement, the business of SII has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of SII.

(11)	Compliance with Laws. Each of SII and its Subsidiaries and their respective directors and officers is, and since December 31, 2016 has been, in compliance in all material respects with applicable Law and SII and each of its Subsidiaries are not conducting their business so as to violate any such Laws in any material respect.

(12)	Residency. SII is not, and the Trust will not be, a non-resident of Canada within the meaning of the Tax Act.

(13)	Management Agreement. Sprott Asset Management LP has all registrations required under applicable Canadian Securities Laws or other applicable Laws that are necessary to fulfill its duties and obligations under the Management Agreement.

(14)	Trust Matters.

(a)	The Trust has conducted no operations or business since its date of formation, other than to enter into the Trust Agreement, the Joinder Agreement and the Management Agreement and to issue the initial Trust Unit to the Settlor in accordance with the Trust Agreement upon the formation of the Trust and to take such other actions as are necessary in connection with the completion of the Arrangement and the listing of its Trust Units on the TSX and NYSE Arca.

(b)	Other than under this Agreement, the Joinder Agreement, the Trust Agreement or the Management Agreement, the Trust has no assets or liabilities whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than the consideration to be received by the Trust from the Settlor in connection with issue and sale by the Trust to the Settlor of the initial Trust Unit.

(c)	All Trust Units to be issued pursuant to the Arrangement shall be duly and validly issued by the Trust as fully-paid and non-assessable Trust Units.

(d)	In accordance with the terms of the Trust Agreement: (i) the Trust shall not create any new classes or series of Trust Units without the approval of the holders of Trust Units by ordinary resolution; and (ii) subject to the exceptions set out in National Instrument 81-102 – Investment Funds, prior approval of the holders of Trust Units by ordinary resolution shall be required before a fee or expense, to be charged to the Trust or directly to the holders of Trust Units by the Trust or the Manager in connection with the holding of securities of the Trust that could result in an increase in charges to the Trust or its holders of Trust Units, is introduced.

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(15)	Litigation.

(a)	There are no claims, actions, inquiries, proceedings or investigations in effect or ongoing or, to the knowledge of SII or the Trust, pending or threatened against or relating to SII or the Trust or the business of SII or the Trust or affecting any of their respective current or former assets that, if determined adverse to the interests of SII or the Trust, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of the Trust; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) effect the ability of SII or the Trust to own or operate their respective businesses upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	Neither SII nor the Trust is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of SII or the Trust or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(16)	Sufficient Funds. SII has made adequate arrangements to ensure that funds will be available to pay the aggregate cash portion of the Consideration as required by this Agreement.

(17)	Ownership of CFCL Shares. As of the date hereof, SII beneficially owns 1,586,000 Class A Shares and does not beneficially own any Common Shares.

(18)	Money Laundering. The operations of the Trust are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of SII, no action, suit or proceeding by or before any court or Governmental Entity involving the Trust with respect to the Money Laundering Laws is pending or threatened.

(19)	Anti-Corruption. Neither the Trust, nor to the knowledge of SII, any of its respective Employees, representatives, trustees, managers or agents has: (i) used or is using any corporate or trust funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate or trust funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(20)	U.S. Tax Matters.

(a)	After consulting with its U.S. legal counsel, neither SII nor the Trust knows of any fact, circumstance or other reason which may reasonably cause the Arrangement to fail to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Tax Code.

(b)	The aggregate fair market value, as of the completion of the Arrangement, of the Trust Units to be received by each CFCL Shareholder pursuant to the Arrangement will be approximately equal to the aggregate fair market value of the CFCL Shares immediately prior to the Arrangement that are held by such CFCL Shareholder immediately prior to the Arrangement; provided, however, that the Trust expects that the Trust Units will trade at a premium to the CFCL Class A Shares.

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(c)	Immediately after the Arrangement, the Trust will hold all of the Transferred Assets and has no current plan or intention to dispose of any of the Transferred Assets except for assets used to pay expenses incurred in connection with the Arrangement, assets used to pay dissenting CFCL Shareholders, or assets disposed of in the ordinary course of business according to the investment policy set forth in the Trust Agreement.

(d)	Except for the redemption of Trust Units pursuant to any exercise of a redemption right under the Trust Agreement by a Trust Unit holder, neither the Trust nor any person “related” to the Trust (within the meaning of Treasury Regulations section 1.368-1(e)(4)) has any current plan or intention to purchase, redeem, or otherwise acquire, directly or indirectly, any of the Trust Units issued to CFCL Shareholders pursuant to the Arrangement.

(e)	The Trust anticipates that it will be classified as a “passive foreign investment company” within the meaning of Code Section 1297(a) for its tax year which includes the date immediately after the completion of the Arrangement.

(f)	The Trust has no current plan or intention to liquidate, to merge with another entity, to amalgamate with another equity, to sell or otherwise dispose of any of its assets, except for any sales necessary to make any payments to dissenting CFCL Shareholders, any dispositions pursuant to an exercise of a redemption right under the Trust Agreement by a Trust Unit holder, any other sale or disposition in the ordinary course of business and any transfers described in Code Section 368(a)(2)(C) and Treasury Regulations section 1.368-2(k).

(g)	The Trust has no current plan or intention to classify itself other than as an association taxable as a corporation for all U.S. federal income tax purposes.

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Schedule H
Representations and Warranties of SII to CGAL

(1)	Organization and Qualification. SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. SII is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified, licensed, registered, in good standing or to have such Authorizations would not have a Material Adverse Effect in respect of SII.

(2)	Corporate Authorization. SII has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by SII of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of SII and no other corporate proceedings on the part of SII are necessary to authorize this Agreement.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by SII, and constitutes a legal, valid and binding agreement of SII enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by SII of this Agreement and the consummation by SII and the Trust of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the Key Regulatory/Stock Exchange Approvals; (v) compliance with Securities Laws; and (vi) such other Authorizations or other actions, filings, recordings, registrations or publications or notifications the failure of which to take or make would not have a Material Adverse Effect in respect of SII.

(5)	No Conflict/Non-Contravention. The execution, delivery and performance by SII of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of SII;

(ii)	assuming compliance with the matters referred to in paragraph (4) above, and subject to the receipt of the Key Regulatory/Stock Exchange Approvals, contravene, conflict with or result in a violation or breach of Law;

(iii)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which SII is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any contract or Authorization to which SII is a party or by which SII is bound; or

(iv)	result in the creation or imposition of any Lien upon any of SII’s assets,

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with such exceptions, in the case of clauses (ii) through (iv), as would not be reasonably expected to, individually or in the aggregate, prevent, adversely impair or materially delay the consummation of the Arrangement.

(6)	Capitalization. The authorized capital of SII consists of an unlimited number of SII Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 243,775,228 SII Shares. All outstanding SII Shares have been duly authorized and validly issued, are fully paid and non-assessable. No SII Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. An aggregate of 7,932,820 SII Shares are issuable pursuant to outstanding options, warrants or other rights or securities entitling the holders thereof to acquire SII Shares.

(7)	Canadian Securities Law Matters.

(a)	SII is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada. The SII Shares are listed and posted for trading on the TSX. SII is not in default in of Canadian Securities Laws in any material respect.

(b)	All SII Shares to be issued pursuant to the Arrangement shall be duly and validly issued by SII as fully-paid and non-assessable SII Shares.

(c)	SII has not taken any action to cease to be a reporting issuer in any province or territory nor has SII received notification from any Securities Authority in Canada seeking to revoke the reporting issuer status of SII. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of SII is pending, in effect, has been threatened, or, to the knowledge of SII, is expected to be implemented or undertaken, and, to its knowledge, SII is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. CFCL has not taken any action to cease to be a reporting issuer in any province or territory nor has CFCL received notification from any Securities Authority seeking to revoke the reporting issuer status of CFCL.

(d)	Since December 31, 2015, SII has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SII with any Governmental Entity under Canadian Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the SII Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(e)	SII has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority in Canada. There are no outstanding or unresolved comments in comment letters from any Securities Authority in Canada with respect to any of the SII Filings and, to the knowledge of SII, neither SII nor any of the SII Filings is the subject of any material ongoing audit, review, comment or investigation by any Securities Authority in Canada or the TSX.

(8)	Financial Statements.

(a)	The audited financial statements and the interim financial statements of SII (including, in each case, any the notes or schedules to and the auditor’s report on such financial statements) included in the SII Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), financial position, results of operations or financial performance and cash flows of SII as of their respective dates and the financial position, results of operations or financial performance and cash flows of SII for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

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(b)	SII does not intend to correct or restate, nor, to the knowledge of SII, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (8).

(9)	Absence of Certain Changes or Events. Since December 31, 2016, except as disclosed in the SII Filings and other than the transactions contemplated in this Agreement, the business of SII has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect in respect of SII.

(10)	Compliance with Laws. Each of SII and its Subsidiaries and their respective directors and officers is, and since December 31, 2016 has been, in compliance in all material respects with applicable Law and SII and each of its Subsidiaries are not conducting their business so as to violate any such Laws in any material respect.

(11)	Residency. SII is not a non-resident of Canada within the meaning of the Tax Act.

(12)	Litigation.

(a)	There are no claims, actions, inquiries, proceedings or investigations in effect or ongoing or, to the knowledge of SII, pending or threatened against or relating to SII or the business of SII or affecting any of their respective current or former assets that, if determined adverse to the interests of SII, would have, or reasonably could be expected to: (i) have a Material Adverse Effect in respect of SII; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) effect the ability of SII to own or operate its business upon completion of the Arrangement, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)	SII is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect in respect of SII or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(13)	Sufficient Funds. SII has made adequate arrangements to ensure that funds will be available to pay the aggregate cash portion of the Consideration as required by this Agreement.

(14)	Money Laundering. The operations of SII are, and have been conducted at all times, in compliance in all material respects with applicable Money Laundering Laws and, to the knowledge of SII, no action, suit or proceeding by or before any court or Governmental Entity involving SII with respect to the Money Laundering Laws is pending or threatened.

(15)	Anti-Corruption. Neither SII, nor to the knowledge of SII, any of its directors, Employees, representatives or agents has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

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Schedule I
Form of Earnout Agreement

(see attached)

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EARNOUT AGREEMENT

THIS AGREEMENT is made as of •1

A M O N G:

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

RECITALS:

WHEREAS, pursuant to an arrangement agreement dated October 1, 2017 among SII, Central Fund of Canada Limited (“CFCL”), CGAL, 2070140 Alberta Ltd. (“New Administrator”), Sprott Physical Gold and Silver Trust (the “Trust”), Philip Spicer and J.C. Stefan Spicer (the “Arrangement Agreement”), CFCL and New Administrator have effected a statutory plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta) pursuant to which, among other things: (i) SII acquired all of the issued and outstanding shares of New Administrator and all of the issued and outstanding common shares in the capital of CFCL for a combination of cash and common shares in the capital of SII, and (ii) holders of class A shares (“Class A Shares”) in the capital of CFCL received units (“Trust Units”) of the Trust, a physical gold and silver bullion closed-end investment fund formed under the laws of the Province of Ontario and managed by Sprott Asset Management LP, a Subsidiary of SII, in exchange for their Class A Shares;

AND WHEREAS, in connection with the Arrangement and pursuant to the Arrangement Agreement, in addition to the CGAL Shareholder Aggregate Consideration, CGAL will receive the Earnout Amount (as defined below) from SII on the first anniversary of the Effective Date of the Arrangement, being •2 (the “Payment Date”) in accordance with the terms and conditions of this Agreement.

AND WHEREAS, the Parties acknowledge and agree that as a result of the underlying goodwill of the business of New Administrator, the value of which the parties acknowledge and agree cannot reasonably be expected to be agreed upon by them at the Effective Time, the Earnout Amount shall be payable to CGAL in accordance with the terms hereof and shall be paid as additional consideration for the acquisition by SII of the issued and outstanding shares of New Administrator.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings given to them in the Arrangement Agreement. As used in this Agreement (including the Recitals), the following terms have the following meanings:

1 NTD: Effective Date.

2 NTD: Date that is the first anniversary of the Effective Date.

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“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

“Arrangement” has the meaning specified in the Recitals.

“Arrangement Agreement” has the meaning specified in the Recitals.

“Capital Reorganization” has the meaning specified in Section 4.2.

“Capital Reorganization Security Amount” has the meaning specified in Section 4.2.

“CFCL” has the meaning specified in the Recitals.

“CGAL” has the meaning specified in the preamble.

“Class A Share Amount” means the number of Class A Shares issued and outstanding as at the close of business on the Business Day immediately preceding the Effective Date. It is understood that certification by the transfer agent of CFCL, AST Trust Company (Canada), of the number of issued and outstanding Class A Shares as at the close of business on the Business Day immediately preceding the Effective Date shall be conclusive evidence of the Class A Share Amount.

“Class A Shares” has the meaning specified in the Recitals.

“Closing NAV” means (a)(i) the value of the total assets of CFCL as at the close of business on the Business Day immediately preceding the Effective Date, valuing investments at market value and cash, short term government securities, short-term deposits with financial institutions and prime commercial paper at cost, including for the purposes of valuing gold bullion, the daily London P.M. gold fix on the Business Day prior to the Effective Date and for the purposes of valuing silver bullion, the daily London silver fix on the Business Day prior to the Effective Date; less (ii) any liabilities of CFCL of any nature, including current or long term, absolute or contingent, accrued or otherwise as at immediately prior to the Effective Time; multiplied by (b) (i) Class A Share Amount divided by (ii) the sum of the Class A Share Amount and the Common Share Amount.

“Closing NAV per Class A Share” means: (a) the Closing NAV; divided by (b) the Class A Share Amount.

“Closing NAV Statement” has the meaning specified in Section 2.1(e) or in Section 2.1(f), as applicable.

“Common Share Amount” means the number of Common Shares issued and outstanding immediately prior to the Effective Time. It is understood that certification by the transfer agent of CFCL, AST Trust Company (Canada), of the number of issued and outstanding Common Shares as at the close of business on the Business Day immediately preceding the Effective Date shall be conclusive evidence of the Common Share Amount.

“Convertible Securities” means a security of the Trust convertible into, exchangeable for or otherwise carrying the right to acquire Trust Units.

“Draft NAV Statement” has the meaning specified in Section 2.1(b).

“Earnout Amount” means the greater of: (a) $5.0 million; and (b) the amount determined as the Earnout Amount based on the formula set out in Schedule A.

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“Estimated NAV Statement” has the meaning specified in Section 2.1(a).

“New Administrator” has the meaning specified in the Recitals.

“Notice” has the meaning specified in Section 5.1.

“Parties” means CGAL and SII and “Party” means any one of them.

“Payment Date” has the meaning specified in the Recitals.

“Reorganization Date” has the meaning specified in Section 4.2(e).

“SII” has the meaning specified in the preamble.

“Trust” has the meaning specified in the Recitals.

“Trust Unit Amount” means (a) the number of Trust Units issued and outstanding as at the close of business on the Business Day prior to the Payment Date; plus (b) the number of Trust Units (if any) purchased by the Trust pursuant to a normal course issuer bid, issuer bid or otherwise (but not including the number of Trust Units redeemed by the Trust at the option of the holder of such Trust Units). It is understood that the transfer agent of the Trust shall calculate such amount, which shall be conclusive evidence of the Trust Unit Amount.

“Trust Unit Reorganization” has the meaning specified in Section 4.1.

“Trust Units” has the meaning specified in the Recitals.

1.2	Certain Rules of Interpretation

(a)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)	Control. Person is considered to “control” another Person if: (i) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

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(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. Unless stated otherwise, references to time are to local time, Toronto, Ontario.

(h)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.3	Incorporation of Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Article 2

DETERMINATION OF NET ASSET VALUE AND PAYMENT

2.1	Closing NAV Determination

(a)	Pursuant to Section 4.17 of the Arrangement Agreement, not less than three Business Days before the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), CGAL shall have prepared and delivered to SII a draft statement of the estimated Closing NAV and estimated Closing NAV per Class A Share (collectively, the “Estimated NAV Statement”) prepared on the same basis as the illustrative sample in Schedule B, including reasonable detail of the computation thereof, and prior to the Effective Date, CGAL and SII shall have made such revisions to such statement as are mutually agreed between CGAL and SII, acting reasonably.

(b)	Within 45 days following the Effective Date (or such other date as is mutually agreed to by CGAL and SII in writing), SII shall prepare and deliver to CGAL a draft statement of the Closing NAV and Closing NAV per Class A Share (collectively, the “Draft NAV Statement”) prepared on the same basis as the Estimated NAV Statement, including reasonable detail of the computation thereof and setting out any differences from the Estimated NAV Statement.

(c)	CGAL shall have 15 Business Days to review the Draft NAV Statement following receipt of it and CGAL must notify SII in writing if it has any objections to the Draft NAV Statement within such 15 Business Day period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute. SII shall provide access, upon reasonable request, to CGAL and its auditors, to all work papers of CFCL and the Trust, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft NAV Statement, subject to execution and delivery by CGAL and their auditors of any agreement or other document, including any release, waiver or indemnity that CFCL’s or the Trust’s auditors may reasonably require prior to providing such access.

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(d)	If CGAL sends a notice of objection of the Draft NAV Statement in accordance with Section 2.1(c), the Parties shall promptly meet to try to resolve such objections within 20 Business Days following SII’s receipt of the notice. Failing resolution of any objection to the Draft NAV Statement raised by CGAL, only the amount(s) in dispute will be submitted for determination to an independent firm of chartered accountants mutually agreed to by CGAL and SII (and, failing such agreement between CGAL and SII within a further period of five (5) Business Days, such independent firm of chartered accountants will be KPMG LLP). The independent firm of chartered accountants shall identify a member at its Toronto office to act in such mandate and shall determine the procedures applicable to the resolution of the amounts in dispute with the primary purposes of minimizing expenses of the Parties and expediting the accurate resolution of the dispute. The determination of such firm of chartered accountants of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. Such firm of chartered accountants are deemed to be acting as experts and not as arbitrators. Notwithstanding the foregoing, the determination of such firm of chartered accountants of the amount(s) in dispute shall in no event be more favourable to SII than reflected in the Draft NAV Statement delivered by SII or more favourable to CGAL than shown in the proposed changes to the Draft NAV Statement delivered by CGAL under its notice of objection pursuant to Section 2.1(c). During the review by the firm of chartered accountants, SII shall cause CFCL and the Trust, and CGAL shall, make available to such firm of chartered accountants, such individuals and such information, facilities, books, records and work papers as may be reasonably required by the firm of chartered accountants to fulfill their obligations hereunder during normal business hours (such access not to unreasonably disrupt the operations of SII, CFCL, the Trust or CGAL).

(e)	If CGAL does not notify SII of any objection within the 15 Business Day period specified in Section 2.1(c), CGAL shall be deemed to have accepted and approved the Draft NAV Statement and such Draft NAV Statement will be final, conclusive and binding upon the Parties, absent manifest error, and will become the “Closing NAV Statement” on the next Business Day following the end of such 15 Business Day period.

(f)	If CGAL sends a notice of objection in accordance with Section 2.1(c), the Parties shall revise the Draft NAV Statement to reflect the final resolution or final determination of such objections under Section 2.1(d) within five (5) Business Days following such final resolution or determination. Such revised Draft NAV Statement will be final, conclusive and binding upon the Parties, absent manifest error. The Draft NAV Statement will become the “Closing NAV Statement” on the next Business Day following revision of the Draft NAV Statement under this Section 2.1(f).

(g)	CGAL and SII shall each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft NAV Statement. In the case of a dispute and the retention of a firm of chartered accountants to determine such amount(s) in dispute, the costs and expenses of such firm of chartered accountants will be borne by CGAL and SII in such proportions as the positions taken by each of CGAL and SII are successful when compared to the Closing NAV Statement. However, CGAL and SII shall each bear their own costs in presenting their respective cases to such firm of chartered accountants.

(h)	The Parties agree that the procedure set forth in this Section 2.1 for resolving disputes with respect to the Draft NAV Statement is the sole and exclusive method of resolving such disputes, absent manifest error. This Section 2.1(h) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.1 or to enforce the determination of the independent firm of chartered accountants.

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2.2	Earnout Payment

(a)	Promptly following the close of business on the Business Day prior to the Payment Date, SII will deliver to CGAL a statement of the Earnout Amount including a certificate from the transfer agent of the Trust as to the Trust Unit Amount or similar certification.

(b)	SII or its successor or assign shall, on the Payment Date, pay the Earnout Amount to CGAL by wire transfer of immediately available funds as specified in accordance with Section 2.2(c) in each case less any amounts withheld in accordance with Section 2.2(d) or set off in accordance with Section 5.1. For the avoidance of doubt, following any transaction that results in SII or an affiliate thereof no longer being the manager of the Trust on the Payment Date, SII shall remain jointly and severally liable with its successor or assign for the payment of the Earnout Amount on the Payment Date.

(c)	Not less than three (3) Business Days prior to the Payment Date, CGAL shall provide detailed wire transfer instructions to SII with respect to the payment of the Earnout Amount to CGAL as contemplated in Section 2.2(a). If such instructions are provided to SII less than three (3) Business Days prior to the Payment Date, SII will use its commercially reasonable efforts to make the payment of the Earnout Amount to CGAL on, or as soon as practicable following, the Payment Date.

(d)	SII shall be entitled to deduct and withhold from any payment of the Earnout Amount such amounts as SII is required or reasonably believes to be required to deduct and withhold from such amount under any provision of any Law in respect of Taxes, provided however that SII shall notify CGAL of its intent to withhold ten Business Days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the Earnout Amount payable pursuant to Section 2.2(b) and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Without limiting the foregoing, the Parties presently expect that there will not be withholding from any payment of the Earnout Amount.

Article 3

Representations and warranties

3.1	Representations and Warranties of CGAL

CGAL represents and warrants to SII (and acknowledges and agrees that SII is relying upon such representations and warranties in connection with the entering into of this Agreement) the matters set out below:

(a)	CGAL is a corporation duly incorporated and validly existing under the laws of Canada and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by CGAL and constitutes a legal, valid and binding agreement of CGAL, enforceable against CGAL in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

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(c)	None of the execution and delivery by CGAL of this Agreement or the compliance by CGAL with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of CGAL; (ii) any judgment, decree, order or award of any Governmental Entity or (iii) any Law.

3.2	Representations and Warranties of SII

SII represents and warrants to the (and acknowledges and agrees that CGAL is relying upon such representations and warranties in connection with the entering into of this Agreement) the matters set out below:

(a)	SII is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by SII and constitutes a legal, valid and binding agreement of SII, enforceable against SII in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	None of the execution and delivery by SII of this Agreement or the compliance by SII with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of SII; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any Law.

Article 4

Adjustments to Trust Unit Amount

4.1	Trust Unit Reorganization

If, at any time prior to the Payment Date, the Trust shall:

(a)	subdivide, redivide or change its then outstanding Trust Units into a greater number of units;

(b)	consolidate, reduce or combine its then outstanding Trust Units into a lesser number of units; or

(c)	issue Trust Units or Convertible Securities to all or substantially all of the holders of the Trust Units as a dividend or other distribution,

(any such event being, a “Trust Unit Reorganization”), then the Trust Unit Amount shall be adjusted by multiplying the Trust Unit Amount by a fraction of which:

(d)	the numerator shall be the number of Trust Units outstanding immediately before giving effect to such Trust Unit Reorganization; and

(e)	the denominator shall be the number of Trust Units outstanding immediately after giving effect to such Trust Unit Reorganization, including, in the case of a distribution of Convertible Securities, the number of Trust Units that would be outstanding if such Convertible Securities had been converted into, exchanged for or otherwise used to acquire Trust Units,

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provided that, to the extent that any adjustment to the Trust Unit Amount pursuant to this Section 4.1 as a result of the distribution of Convertible Securities, the Trust Unit Amount shall be readjusted after the expiration of any relevant conversion, exchange or acquisition right to the Trust Unit Amount which would have resulted had the numerator referred to in clause (d) excluded any such Convertible Securities that expired prior to their conversion or exchange or the exercise of an acquisition right thereunder.

4.2	Capital Reorganization

Prior to the Payment Date, the Trust shall not consummate:

(a)	a reclassification or redesignation of the Trust Units or any other capital reorganization of the Trust (other than a Trust Unit Reorganization);

(b)	a consolidation or merger of the Trust, sale or conveyance of the property and assets of the Trust, or a similar transaction with or into any other Person which results in the cancellation, reclassification or redesignation of the Trust Units, a change or conversion of the Trust Units into other units or securities, or the transfer of all or substantially all of the property and assets of the Trust to another Person;

(c)	a liquidation, dissolution or winding-up of the Trust,

(any such event being, a “Capital Reorganization”) unless:

(d)	it has obtained the prior written consent of CGAL, not to be unreasonably withheld, conditioned or delayed; or

(e)	the Payment Date is accelerated to the Business Day immediately preceding the date that the Capital Reorganization takes effect (such accelerated Payment Date being the “Reorganization Date”), and SII shall pay CGAL the greater of (i) the Earnout Amount, calculated on the basis that the Payment Date is the Reorganization Date; and (ii) the Earnout Amount, calculated on the basis that the Payment Date is the Reorganization Date and that the Trust Unit Amount is equal to 115% of the Class A Share Amount.

4.3	Adjustment to Closing NAV per Class A Share

If, at any time after the date hereof and prior to the Payment Date, any adjustment in the Trust Unit Amount shall occur as a result of the operation of Section 4.1, then the Closing NAV per Class A Share to be used for the purposes of the calculation of the Earnout Amount shall be adjusted by multiplying the Closing NAV per Class A Share in effect immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Trust Unit Amount in Section 4.1.

4.4	Cumulative Adjustments

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

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Article 5

GENERAL

5.1	Set Off

SII shall be entitled to set off against any payment obligations owing by them to CGAL under this Agreement against any bona fide claims for indemnification that SII may have against CGAL or a CGAL Shareholder under Article 7 of the Arrangement Agreement that:

(a)	have been resolved by SII, CGAL and/or a CGAL Shareholder or finally determined by a court of competent jurisdiction, in which case SII may only set off the amount so resolved or finally determined; or

(b)	have not been resolved by SII, CGAL and/or a CGAL Shareholder or finally determined by a court of competent jurisdiction, in which case SII may only set off the aggregate amount of such bona fide claims for indemnification, and the remaining amount shall be paid to CGAL in accordance with the provisions of this Agreement. Following the resolution or final determination by a court of competent jurisdiction of any claims for indemnification that SII may have against CGAL or a CGAL Shareholder under Article 7 of the Arrangement Agreement, SII shall promptly, and in any event within two (2) Business Days of the date of such resolution or final determination, pay to CGAL any amounts still owing to CGAL pursuant to this Agreement.

5.2	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and is deemed to be given and received:

(a)	on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day;

(b)	if sent by facsimile (with facsimile machine confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(c)	if sent by email, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 5.2(c), in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(i)	to SII at:

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

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with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(ii)	to CGAL at:

The Central Group Alberta Ltd.

Investor Inquiries Office

P.O. Box 10050

Ancaster, Ontario L9K 1P2

Telephone:	905-648-7878
Facsimile:	905-648-4196
Email:	spicer@centralfund.com

with a copy to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto, Ontario M5X 1B8

Attention:	Jeremy Fraiberg
Telephone:	416-362-2111
Facsimile:	416-862-6666
Email:	jfraiberg@osler.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

5.3	Time of the Essence

Time is of the essence in this Agreement.

5.4	Amendment; Waiver

Each Party agrees and confirms that that any provision of this Agreement may be amended if, and only if, such amendment is in writing and executed by all of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right).

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5.5	Entire Agreement

This Agreement, together with the Arrangement Agreement, the Exclusivity Agreement and the Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect thereto.

5.6	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.7	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

5.8	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.9	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.10	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.11	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

5.12	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

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5.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS OF WHICH the Parties have executed this Earnout Agreement.

SPROTT INC.

By:
Name:
Title:

THE CENTRAL GROUP ALBERTA LTD.

By:
Name:
Title:

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Schedule A

Earnout Amount Calculation

Earnout Amount = 0.4% * ((0.9 * X * Y) – (0.8 * W * X * 0.9)) * 5

Where:

W = Class A Share Amount

X = Closing NAV per Class A Share

Y = Trust Unit Amount

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Schedule B

Illustrative Calculation of Closing NAV

The following sample calculation is provided for illustrative purposes only, provided as at September 29, 2017

Assets
Certificates - Gold	$14,912,193.00
Certificates - Silver	$6,462,817.58
Bullion - Gold	$2,663,507,992.78
Bullion - Silver	$1,585,185,916.95
Cash - Bank Account (CAD)	$146,148.27
Cash - GIC (CAD)	$-
Cash - Bank Account (USD)	$80,438.11
Cash - T-Bill (USD)	$-
HardMoney - Bank Account (USD)	$-
Interest Receivable	$-
Taxes Recoverable	$-
Pre-Paid Expenses	$435,111.26
Total Assets (A)	$4,270,730,617.94	(a)(i) of definition of Closing NAV

Liabilities
Accrued Liabilities	$(3,661,218.60)
Administration Fee Accrual	$(1,330,434.34)
Total Liabilities (B)	$(4,991,652.94)	(a)(ii) of definition of Closing NAV

Assets - Liabilities (A-B=C)	$4,265,738,965.00

Number of Class A Shares i/o (D)	252,116,003	(b)(i) of definition of Closing NAV
Number of Class A Shares and Common Shares i/o (E)	252,156,003	(b)(ii) of definition of Closing NAV

Closing NAV (C*(D/E))	$4,265,062,282.48

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Schedule J
Form of Management Agreement

(see attached)

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MANAGEMENT AGREEMENT

THIS AGREEMENT made and entered into as of the ● day of ●, 2017

BETWEEN:

SPROTT PHYSICAL GOLD AND SILVER TRUST,

a trust established under the laws of the Province of Ontario, by its trustee, RBC INVESTOR SERVICES TRUST, a trust company incorporated under the federal laws of Canada

(hereinafter referred to as the “Trust”)

OF THE FIRST PART

- and -

SPROTT ASSET MANAGEMENT LP,

a limited partnership formed under the laws of the Province of Ontario

(hereinafter referred to as the “Manager”)

OF THE SECOND PART

WHEREAS the Trust was established under the laws of the Province of Ontario pursuant to the Trust Agreement (as hereinafter defined);

AND WHEREAS the Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion, which will provide holders of units of the Trust with a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion;

AND WHEREAS pursuant to the Trust Agreement, RBC Investor Services Trust and the Manager were appointed as the trustee and the manager of the Trust, respectively;

AND WHEREAS pursuant to the Trust Agreement, the Manager has the full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all management and administrative services, and to provide such other services and facilities as described in the Trust Agreement;

AND WHEREAS pursuant to the Trust Agreement, the Trustee has no responsibility for the investment management of the Trust Property (as hereinafter defined) or for monitoring the Investment Policy (as hereinafter defined);

AND WHEREAS the Trust and the Manager wish to evidence by this Agreement the manner in which the Manager will provide investment management services to the Trust and such other management and administrative services to the Trust as hereinafter described, subject to the terms and conditions set out herein.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

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1.	Definitions and Interpretations

The terms defined in this Section whenever used in this Agreement shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Agreement” means this management agreement dated as of the day and year first above written as the same may be amended, restated or supplemented from time to time and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and include every instrument supplemental or ancillary to this Agreement and, except where the context otherwise requires, not to any particular article, section or subsection thereof;

(c)	“Applicable Laws” means, unless the context otherwise dictates, any applicable statute of Canada or of a province or territory of Canada or any applicable statute of the United States of America or of a state or territory of the United States of America or any applicable regulations, orders, instruments, policies or other laws made under statutory authority by any governmental or regulatory body or agency having jurisdiction over the Trust including, but not limited to, Securities Legislation and the Tax Act;

(d)	“Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

(e)	“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 by and among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Philip M. Spicer and J.C. Stefan Spicer;

(f)	“Arrangement Effective Date” means the date shown on the certificates of arrangement issued by the registrar pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement of CFCL and the articles of arrangement of 2070140 Alberta Ltd. in respect of the Arrangement;

(g)	“Bullion” means physical gold and silver bullion in London Good Delivery bar form that is unencumbered, fully allocated and stored at the Bullion Custodian by or on behalf of the Trust;

(h)	“Bullion Custodian” means the custodian of the Bullion, and any sub-custodians appointed by it, in accordance with the Storage Agreement, or any successor custodian of the Bullion appointed in accordance with the Trust Agreement or pursuant to a separate written custodial agreement;

(i)	“Business Day” means any day on which the NYSE Arca or the Toronto Stock Exchange is open for trading;

(j)	“Custodian” means the Trustee, acting as the custodian of the Trust Property other than the Bullion, and any sub-custodians appointed by the Trustee, in accordance with the Trust Agreement, or any successor custodian of the Trust Property other than the Bullion appointed in accordance with the Trust Agreement or pursuant to a separate written custodial agreement;

(k)	“Expense Cap” shall have the meaning set forth in Section 8 hereof;

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(l)	“Investment Policy” shall have the meaning set forth in Section 3 hereof;

(m)	“LBMA” means the London Bullion Market Association which is the London-based trade association that represents the wholesale gold and silver bullion market in London and maintains a list of accredited melters and assayers whose gold and silver bars are accepted by members of the London bullion market in settlement against transactions between each other and other acceptable counterparts, which is referred to as the LBMA Good Delivery List;

(n)	“Management Fee” shall have the meaning set forth in Section 8 hereof;

(o)	“Manager” means Sprott Asset Management LP, acting as the manager of the Trust, and appointed in accordance with the Trust Agreement;

(p)	“Net Asset Value of the Trust” shall have the meaning and shall be calculated in accordance with the Trust Agreement;

(q)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(r)	“Securities Authorities” means the Ontario Securities Commission and equivalent securities regulatory authorities in each other province and territory of Canada, and the United States Securities and Exchange Commission;

(s)	“Securities Legislation” means the laws, regulations, rules, requirements and policies of the Securities Authorities which are in effect from time to time and applicable to the Trust including, but not limited to, National Instrument 81-102 Investment Funds, National Instrument 81-106 Investment Fund Continuous Disclosure, National Instrument 81-107 Independent Review Committee for Investment Funds, the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended;

(t)	“Storage Agreement” means the precious metals storage agreement between the Manager, on behalf of the Trust, and the Bullion Custodian dated as of ●, 2017, as the same may be amended, restated or supplemented from time to time;

(u)	“Tax Act” means the Income Tax Act (Canada) and the regulations, rules, requirements and policies promulgated thereunder, as amended from time to time;

(v)	“Trust” means Sprott Physical Gold and Silver Trust, a trust established pursuant to the Trust Agreement;

(w)	“Trust Agreement” means the trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time;

(x)	“Trust Property” at any time, means any and all securities, cash (including free credit balances), property and assets, real and personal, tangible and intangible, transferred, conveyed or paid to the Trust including, without limitation:

(i)	all funds realized from the sale of Units;

(ii)	Bullion from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Bullion Custodian on behalf of the Trust in accordance with the Storage Agreement;

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(iii)	all investments, sums or property of any type or description (other than the Bullion) from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Trustee on behalf of the Trust in accordance with the Trust Agreement;

(iv)	any proceeds of disposition of any of the foregoing property and assets; and

(v)	all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;

(y)	“Trustee” means RBC Investor Services Trust, acting as the trustee of the Trust, or any successor trustee appointed in accordance with the Trust Agreement;

(z)	“Unit” means a unit of beneficial interest, in any class or series of a class of the Trust, as presently constituted pursuant to the Trust Agreement or as the same may from time to time hereinafter be constituted, and collectively referred to as the “Units”; and

(aa)	“Valuation Date” means each Business Day, unless the Manager determines that the assets of the Trust should be valued less frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such Business Day or Business Days as the Manager determines.

In this Agreement, where the context so indicates, the singular shall include the plural and the masculine shall include the feminine and neuter.

2.	Appointment of the Manager

The Manager hereby directs the Trustee to execute this Agreement on behalf of, and in order for, the Trust to appoint the Manager to provide or engage others to provide all necessary or advisable investment management and administrative services and facilities as hereinafter set forth and the Manager hereby accepts such appointment and agrees to act in such capacity and to provide or cause to be provided such investment management and administrative services and facilities upon the terms set forth in this Agreement.

The Trust hereby retains the Manager to manage the Trust Property in the name of the Trust with full discretionary authority as to all trades on a continuing basis until terminated and subject to and in accordance with the provisions of this Agreement.

The Manager may from time to time employ or retain any other person or entity to manage on behalf of the Manager or to assist the Manager in managing or providing investment management and administrative services to all or any portion of the Trust Property, and in performing other duties of the Manager set out in this Agreement. In the event that the Manager engages such other person or entity with respect to providing investment management services to the Trust Property, and such other person or entity is not registered as an adviser (or exempt from such registration requirement) under the Securities Act (Ontario), the Manager shall be responsible under the terms of this Agreement and the Trust Agreement to the Trust for advice received from such other person or entity with respect to the Trust Property as if such advice were given by the Manager.

In accordance with its authority and exclusive powers to manage and direct the investment management and administrative services for the Trust, the Manager, on behalf of the Trust, shall select brokers or dealers to transact trades in respect of the Trust Property. The Manager may execute a portion of such portfolio transactions through an affiliate (as such term is defined in the Securities Act (Ontario)) which is a registered investment dealer. The Manager or its affiliates will offer competitive rates and will only execute trades as an investment dealer for the Trust when the executions obtained would be on terms and conditions no less favourable to the Trust than would otherwise be obtainable if the orders were placed through independent brokers or dealers and at commission rates equal or comparable to rates that would have been charged by independent brokers or dealers.

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Funds of the Manager shall not be commingled with those of the Trust under any circumstances.

3.	Investment Policy

The Trust’s investment objective, strategy and operating restrictions with respect to the Trust Property are set out in Article 23 of the Trust Agreement and Schedule “A” attached hereto (the “Investment Policy”). Subject to applicable Securities Legislation and the terms of the Trust Agreement and this Agreement, the Manager shall advise the Trust in writing promptly of any material change to the Investment Policy, and any such writing shall be annexed hereto as a supplementary schedule.

4.	Investment Management Services

The Manager shall manage the Trust Property by taking such action from time to time in connection therewith as the Manager, in its sole discretion, shall deem necessary or desirable for the proper investment management of the Trust Property at all times in compliance with the Investment Policy. It is expressly understood that the Manager’s investment discretion shall, subject to the Investment Policy, be absolute. Without limiting the generality of the preceding sentence, the Manager shall not be limited to investing the Trust Property in securities of a class authorized for investment by trustees.

The Trust hereby grants to the Manager, subject to the Trust Agreement, all power and authority necessary to give effect to the foregoing including, without limitation, the power to:

(a)	provide or arrange to be provided research, information, data, advice, opportunities and recommendations with respect to the making, acquiring (by purchase, investment, re-investment, exchange or otherwise), holding and disposing (through sale, exchange or otherwise) of Trust Property in the name of, on behalf of, and at the risk of, the Trust;

(b)	obtain for the Trust such services as may be required in acquiring, disposing of and owning Trust Property including, but not limited to, the placing of orders with brokers and investment dealers to purchase, sell and otherwise trade in or deal with any Trust Property in the name of, on behalf of, and at the risk of, the Trust;

(c)	direct the delivery of the Trust Property sold, exchanged or otherwise disposed of from the Trust’s account and to direct the payment for Trust Property acquired for the Trust’s account upon delivery to the Custodian or the Bullion Custodian, as the case may be;

(d)	direct the holding of all or any part of the Trust Property in cash or cash equivalents from time to time available for investment in Bullion, securities and other assets, which cash or cash equivalents shall be invested or held on deposit with a Canadian chartered bank, trust company, custodian or prime broker appointed by the Trust from time to time, and investing all or any part of said cash or cash equivalents from time to time available for investment in short-term debt obligations of or guaranteed by the Government of Canada or a province thereof, or the Government of the United States of America or a state thereof, or such other short-term investment grade corporate debt obligations as the Manager, in its discretion, deems advisable;

(e)	arrange for, and complete, for and on behalf of the Trust, the purchase and sale of Bullion, at the best available prices available over a prudent period of time;

(f)	provide to the Trust and the Bullion Custodian delivery and payment particulars in respect of each purchase and sale of Bullion;

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(g)	arrange or cause to be arranged with the Bullion Custodian, or other custodians possessing industry expertise, for the storage of Bullion which is owned by the Trust, including arrangements regarding indemnities or insurance in favour of the Trust for the loss of such Bullion in accordance with industry practices;

(h)	monitor relationships with gold and silver bullion brokers to ensure trades in Bullion to be held as London Good Delivery bars are effected and executed in accordance with LBMA compliance standards;

(i)	monitor relationships with the Bullion Custodian and any other custodian that has been appointed by the Trust to hold and store the Bullion which is owned by the Trust;

(j)	exercise, or direct the exercise of, any and all rights, powers and discretion in connection with the Trust Property, including the power to vote the securities at meetings of securityholders or executing proxies or other instruments on behalf of the Trust for that purpose, and to consent to any reorganization or similar transaction;

(k)	make any election to be made in connection with any mergers, acquisitions, tender offers, take-over bids, arrangements, bankruptcy proceedings or other similar occurrences which may affect the Trust Property;

(l)	execute any prospectus, registration statement or similar offering document relating to the offering of securities of the Trust filed with the Securities Authorities on behalf of the Trust; and

(m)	generally perform any other act necessary to enable it to carry out its obligations under this Agreement and the Trust Agreement.

The Manager agrees to give notice to the Trust:

(a)	of any legal or contractual restrictions on the ability of the Trust to trade in any specific security or securities generally, including securities deposited in its account by the Manager, on behalf of the Trust, as Trust Property; or

(b)	of any issuer of which the Trust is an insider, unless the Investment Policy precludes transactions in securities of such an issuer.

5.	Records

The Manager shall keep at all times proper books of account and records relating to the services performed hereunder, which books of account and records shall be accessible for inspection by the Trust at any time during normal business hours.

6.	Information, Statements and Reports

The Manager shall provide the Trust with periodic statements describing the Trust Property, and transactions involving the Trust Property, as follows:

(a)	at the end of each month in which a transaction has been effected in respect of the Trust Property; or

(b)	at the end of each calendar quarter if no transaction has been effected with respect to the Trust Property.

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The Manager shall provide the Trust with notice of any change in the primary portfolio manager(s) who are responsible for the day-to-day investment management decisions made on behalf of the Trust Property as set out in Schedule “A” attached hereto. The Manager shall also provide the Trust with notice of any action, inquiry or proceeding involving the Manager which is initiated by a Securities Authority having jurisdiction over the Manager’s investment management operations, unless such action, inquiry or proceeding is initiated in conjunction with correspondence and applications made in the ordinary course of maintaining such registrations in good standing and such action, inquiry or proceeding does not have an adverse material effect on the Trust, including the Manager’s ability to act as discretionary investment manager to the Trust Property.

7.	Custody of Trust Property

It is agreed that the Manager, on behalf of the Trust, shall be entitled to make arrangements for the Trust Property, or any part thereof, to be held by such custodian(s) as the Manager may designate; in such event, the Manager agrees to provide the Trust with a copy of any authorization to such custodian(s) regarding acceptance of instructions from the Manager or the Trust and the Trust agrees not to withdraw any of the Trust Property so held without notice to the Manager.

Subject to the foregoing paragraph, the Trust and the Manager agree that the Bullion will be held by the Bullion Custodian appointed by the Manager, on behalf of the Trust, and the Trust Property other than the Bullion will be held by the Custodian appointed by the Manager, on behalf of the Trust.

8.	Fees and Expenses

In consideration for the management, administrative and investment management services rendered by the Manager pursuant to this Agreement and the Trust Agreement, the Manager shall receive from the Trust a monthly management fee (the “Management Fee”) set out in Schedule “B” attached hereto, as such may be amended from time to time.

In addition to the Management Fee paid to the Manager pursuant to the foregoing paragraph, the Trust shall reimburse the Manager for all expenses incurred by the Manager in connection with the duties set out in Section 4 hereof (including payments to third parties in that regard) to the extent such expenses were incurred for and on behalf of the Trust and do not represent administrative costs of the Manager necessary for it to carry out its functions hereunder. Such expenses shall be reimbursed on each Valuation Date when incurred.

The Management Fee payable to the Manager by the Trust shall be subject to the following:

(a)	If the expenses of the Trust, including the Management Fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the Net Asset Value of the Trust (the “Expense Cap”), the Management Fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the Management Fee earned by the Manager from the Trust for such month. Any such reduction in the Management Fee will not be carried forward or payable to the Manager in future months.

(b)	In calculating the expenses of the Trust for purposes of the Expense Cap, the following items will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, any applicable sales taxes, such as GST/HST, and withholding taxes, and any extraordinary expenses of the Trust.

The expenses incurred in connection with the Arrangement and the on-going operating expenses of the Trust, and the responsibility for the payment thereof, are as set out in the Trust Agreement.

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9.	Compensation for Additional Services

If and to the extent that the Manager shall render services to the Trust other than those required to be rendered pursuant to the provisions of this Agreement, such additional services and activities will be compensated for separately and shall be on such terms that are generally no less favourable to the Trust than those available from arm’s length parties (within the meaning of the Tax Act) for comparable services.

10.	Other Activities of the Manager

The Trust acknowledges that the Manager has investment management responsibilities and contracts with other persons, companies, limited partnerships, investment funds and other entities. The Trust therefore agrees that the Manager may provide investment management and other services to such other persons and entities which are similar or different from the services provided to the Trust by the Manager even though such other persons or entities may be the same or similar to the Trust. The Trust hereby accedes to such advisory arrangement consequences on the understanding that the Manager will act in good faith and follow a policy of allocating over a period of time investment opportunities to the Trust on a basis which is, in the Manager’s reasonable opinion, fair and equitable to the Trust relative to investment opportunities allocated to other persons or entities for which the Manager is responsible, and of which the Manager has knowledge, in which case the Manager shall not be liable to account to the Trust for any profit, commission or remuneration made or received from or by reason of such investment decisions or advice.

The Manager, on behalf of the Trust, may from time to time invest the Trust Property in securities of an issuer in which the Manager or any affiliate, or any director, partner, officer, shareholder and/or employee of either has an interest or is an officer, a partner or a director, as set out under the sub-heading “Conflicts of Interest” in Schedule “C” attached hereto.

11.	Authority to Enter into Agreement

Each of the parties to this Agreement hereby represents and warrants to the other that it is duly authorized and empowered to execute, deliver and perform this Agreement and that such action does not conflict with or violate any provision of law, regulation, policy, contract, deed of trust or other instrument to which it is a party or by which it is bound and that this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms.

The Trust shall provide to the Manager concurrently with the execution and delivery by the Trust of this Agreement all such evidence of authority to act including, without limitation, designations of authorized persons and certified copies of the Trust Agreement and other documents, as the Manager may require. The Manager may continue to rely on all such evidence until notice to the contrary given hereunder has been received by it.

12.	Representations and Warranties of the Manager

The Manager hereby represents and warrants to the Trust that:

(a)	the Manager is registered under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, and Newfoundland and Labrador as an adviser in the registration category of portfolio manager;

(b)	the Manager is registered under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador as a dealer in the registration category of exempt market dealer; and

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(c)	the Manager has obtained, completed, executed, filed, received and passed, as the case may be, all registrations, filings, approvals, authorizations, consents and/or examinations required under applicable Securities Legislation or by any Securities Authority by reason of its activities as Manager hereunder and it shall maintain such registrations, filings, authorizations and consents throughout the term of this Agreement.

13.	Standard of Care

The Manager shall exercise the powers granted and discharge its duties hereunder honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances. However, it is agreed that the Manager does not in any way guarantee the performance of the Trust Property and shall not be responsible for any loss in respect of the Trust Property, except where such loss arises out of acts or omissions of the Manager done or suffered in breach of its standard of care or through the Manager’s own negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

14.	Liability of the Manager

The Manager shall not be liable to the Trust or any unitholder thereof for any loss suffered by the Trust or any unitholder thereof, as the case may be, which arises out of any action or inaction of the Manager if such course of conduct did not constitute a breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement, and if the Manager, in good faith, determined that such course of conduct was in the best interests of the Trust.

The Trust acknowledges and agrees that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the Trust Property could have been increased nor shall it be responsible for any decline in value of any of the Trust Property unless such decline is the result of the Manager’s breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

The Trust acknowledges and agrees that the Manager shall not be responsible for any losses or damages to the Trust arising out of any action or inaction by the Bullion Custodian, the Custodian or any sub-custodian holding the Trust Property, unless such action or inaction arises out of or is the result of the Manager’s breach of its standard of care or negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

The Manager may rely and act upon any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Manager and shall not be responsible or held liable for any loss or damage resulting from relying or acting thereon if the advice was within the area of professional competence of the person from whom it was received and the Manager acted reasonably and in good faith in relying thereon.

The Manager hereby acknowledges and agrees that the obligations of the Trust hereunder are not personally binding upon the unitholders of the Trust, any annuitant under a plan of which a unitholder of the Trust acts as a trustee or carrier, or the agents of the Trust and that the Manager shall not resort to or seek redress, recourse or satisfaction from the private property of any of the foregoing, whether the liability be based on contract, tort or otherwise. The Manager agrees that only the Trust and the Trust Property shall be bound by and subject to the obligations and liabilities arising out of this Agreement.

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15.	Indemnity

The Trust shall indemnify and hold harmless the Manager and its partners, officers, agents and employees from and against any and all expenses, losses, damages, liabilities, demands, charges, costs and claims of any kind or nature whatsoever (including legal fees, judgments and amounts paid in settlement, provided that the Trust has approved such settlement in accordance with the Trust Agreement) in respect of the acts, omissions, transactions, duties, obligations or responsibilities of the Manager as manager of the Trust, save and except where such expenses, losses, damages, liabilities, demands, charges, costs or claims are caused by acts or omissions of the Manager done or suffered in breach of its standard of care or through the Manager’s own negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty or a material failure in complying with Applicable Laws or the provisions set forth in this Agreement or the Trust Agreement.

16.	Not Partners or Joint Venturers

The Trust and the Manager are not partners or joint venturers with each other and nothing herein shall be construed so as to make them partners or joint venturers or impose any liability as such on either of them; provided, however, that nothing herein shall be construed so as to prohibit the Trust and the Manager or its affiliates from embarking upon an investment together as partners, joint venturers or in any other manner whatsoever, subject to Applicable Law.

17.	Term

This Agreement shall become effective on the date hereof and shall be in force until the date that is the five year anniversary of the Arrangement Effective Date and shall be automatically renewed from time to time thereafter for additional terms of one year unless otherwise terminated pursuant to Section 18 hereof.

18.	Termination

This Agreement shall continue in full force and effect until this Agreement is terminated by either party giving at least 90 days’ prior written notice (or such shorter period upon which the parties may mutually agree in writing) to the other party of such termination.

The Trust may terminate immediately this Agreement if the Manager is, in the opinion of the Trustee, in material default of its obligations under this Agreement or the Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders of the Trust pursuant to the Trust Agreement.

In addition, the Trust may terminate immediately this Agreement where: (i) the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction); (ii) the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or (iii) the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

Such termination of the Agreement will be without prejudice to the rights and liabilities created under this Agreement prior to the effective date of the termination. Termination of this Agreement in accordance with the terms hereof shall not result in any penalty or other fee.

The parties acknowledge and agree that any change of the Manager (other than to its affiliate) requires the approval of the unitholders of the Trust and the approval of Securities Authorities in accordance with applicable Securities Legislation.

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Upon termination or assignment of this Agreement, the Manager shall forthwith deliver to the Trust, in the case of termination, or to the assignee, in the case of an assignment:

(a)	all records, documents and books of account of the Trust; and

(b)	all materials and supplies of the Trust,

which are in the possession or control of the Manager and relate directly or indirectly to the performance by the Manager of its obligations under this Agreement; provided, however, that the Manager may retain notarial or other copies of such records, documents and books of account and the Trust or the assignee shall produce at its head office the originals of such records, documents and books of account whenever reasonably required to do so by the Manager for the purpose of legal proceedings or dealings with any governmental authorities.

Notwithstanding the foregoing paragraphs, the Trust reserves the right to make a partial withdrawal from the Trust Property by providing prior written notice to the Manager.

With respect to any transactions entered into by the Manager on behalf of the Trust prior to giving or receiving notice of termination or partial withdrawal, such transactions shall not be affected by such termination or partial withdrawal and adequate provisions will be made for proper settlement of outstanding commitments and the orderly transfer of the Trust Property.

19.	Conflict of Interest Policy

Attached as Schedule “C” hereto is a copy of the Manager’s Statement of Policies, which policies may be amended or restated from time to time.

20.	Confidentiality and Anti-Money Laundering Legislation

The Manager shall treat as confidential all information pertaining to the Trust including, without limitation, the financial affairs of the Trust, and the Manager shall not disclose such confidential information to persons who are not involved in the management and operation of the Trust, except with the Trust’s consent or as may be necessary to comply with Applicable Laws or rules, regulations and policies of Securities Authorities. The Trust will treat all investment advice and information which it receives from the Manager as confidential and for the exclusive use of the Trust.

With respect to any prospective investor or unitholder of the Trust, the Manager shall comply with Applicable Laws aimed at the prevention of money laundering and terrorist financing. If, as a result of any information or other matter coming to the attention of the Manager, or any of its directors, partners, officers, employees, or its professional advisors, the Manager knows or suspects that a prospective investor or unitholder of the Trust is engaged in money laundering or terrorist financing, the Manager shall be required to report such information or other matter to the Financial Transactions and Reports Analysis Centre of Canada and such report or any other report required by Applicable Laws shall not be treated as a breach of any restriction upon the disclosure of information imposed by Canadian law or otherwise.

21.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and if delivered, shall be delivered to a responsible officer of the Trust or to the Manager, as the case may be, and if mailed shall be mailed by prepaid registered mail:

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(a)	in the case of the Trust:

c/o RBC Investor Services Trust

155 Wellington Street West, 5th Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Attention: Head of Funds

Telephone: (416) 974-5273

Facsimile: (416) 955-1240

(b)	in the case of the Manager:

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

Attention: Chief Compliance Officer

Telephone: (416) 943-4065

Facsimile: (416) 943-6497

or at such other address and number as the party to whom such communication is to be given shall have last notified the party giving the same in the manner provided in this section.

Any notice so mailed shall be deemed to have been given and received at the time of delivery. Any notice so mailed shall be deemed to have been given and received if given by the Trust, when received by the Manager, and if given by the Manager, on the third Business Day following such mailing, except in the event of interruption of normal postal service, in which event it shall be deemed given when received by the Trust. Either party may from time to time upon written notice to the other party change their or its address.

22.	Headings

The inclusion of section headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

23.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The parties hereto hereby attorn to the jurisdiction of the courts of Ontario for arbitration of any disputes between them with respect to the subject matter hereof.

24.	Entire Agreement

This Agreement, including the Schedules attached hereto, and the Trust Agreement constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede and replace all prior understandings, agreements, negotiations or discussions, whether written or oral, between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understanding, express or implied, between the parties other than those expressly set forth in this Agreement and the Trust Agreement.

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25.	Further Acts

Each of the Trust and the Manager shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement.

26.	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

27.	Amendment

This Agreement may not be amended, changed, supplemented or otherwise modified in any respect except by written instrument executed by the parties hereto or their respective successors or permitted assigns.

28.	Assignment

This Agreement shall not be assigned by the Trust without the prior written consent of the Manager. Upon notice to the Trust, the Manager may transfer or assign any and all rights granted hereunder to any of its successors or affiliates.

29.	Successors

This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

30.	Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[The remainder of this page has been intentionally left blank.]

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IN WITNESS WHEREOF the Trust and the Manager, by proper officers duly authorized on their behalf, have executed this Agreement as of the date first above written.

SPROTT PHYSICAL GOLD AND SILVER TRUST, by its Trustee, RBC INVESTOR SERVICES TRUST

By:
[Name]
[Title]

By:
[Name]
[Title]

We have the authority to bind the Trustee.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia
Chief Executive Officer

By:
Kevin Hibbert
Chief Financial Officer

We have the authority to bind the Manager.

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SCHEDULE “A”

INVESTMENT POLICY

Investment Objective

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in Bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding Bullion without the inconvenience that is typical of a direct investment in Bullion. The Trust does not anticipate making regular cash distributions to unitholders of the Trust.

Investment Strategy

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, Bullion and will not speculate with regard to short-term changes in gold and silver prices.

Investment and Operating Restrictions

The investment activities of the Trust are intended to be conducted in accordance with, among other things, the following investment and operating restrictions, and they provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

(b)	will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)	will store all physical gold and silver bullion owned by the Trust at the Bullion Custodian or in the treasury vaults of a Schedule I Canadian chartered bank or an affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold and silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)	will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

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(e)	will not purchase, sell or hold derivatives;

(f)	will not issue Units following the Arrangement Effective Date except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value of the Trust per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

(g)	will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Bullion Custodian or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical gold and silver bullion remains unencumbered;

(j)	will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Trust’s external auditor, physically audit each bar annually to confirm the bar number;

(k)	will not guarantee the securities or obligations of any Person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act, provided that notwithstanding the foregoing, the Trust, the Trustee and/or the Manager shall have the power to take such acts as are determined by the Manager to be necessary or appropriate to give effect to the Arrangement and to execute such instruments as may be necessary and desirable to do so.

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Primary Portfolio Manager

● is the primary portfolio manager authorized to trade and carry out the foregoing investment objective and strategy in respect of the Trust Property.

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SCHEDULE “B”

FEES

Management Fee

As compensation for providing management, administrative and investment management services to the Trust pursuant to this Agreement and the Trust Agreement, the Trust shall pay the Manager a monthly Management Fee equal to 1/12 of 0.40% of the Net Asset Value of the Trust (determined in accordance with the Trust Agreement), plus any applicable federal and provincial taxes. The Management Fee shall be calculated and accrued daily and payable monthly in arrears on the last day of each month. The Management Fee payable to the Manager by the Trust shall be subject to the Expense Cap as set forth in Section 8 of this Agreement.

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SCHEDULE “C”

Sprott Asset Management

SPROTT ASSET MANAGEMENT LP
STATEMENT OF POLICIES

IMPORTANT - The securities laws of certain jurisdictions of Canada require securities dealers and advisers, when they trade in or advise with respect to their own securities or securities of certain other issuers to which they, or certain other parties related to them, are related or connected, to do so only in accordance with particular disclosure and other rules. These rules require dealers and advisers, prior to trading with or advising their customers or clients, to inform them of the relevant relationships and connections with the issuer of the securities. Clients and customers should refer to the applicable provisions of these securities laws for the particulars of these rules and their rights or consult with a legal advisor.

General

Sprott Asset Management LP (herein referred to as “SAM”, “we”, “us” or “this firm”) is registered as an investment fund manager in Ontario, Quebec and Newfoundland and Labrador; a portfolio manager and an exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Newfoundland and Labrador; and as a commodity trading manager in Ontario. SAM is also a SEC-registered investment advisor. SAM is an affiliate of: Sprott Private Wealth LP (“SPW”), an investment dealer and member of the Investment Industry Regulatory Organization of Canada (IIROC); Sprott Global Resource Investments Ltd., a US full service broker-dealer and member of the Financial Industry Regulatory Authority (FINRA); Sprott Asset Management USA Inc., a SEC-registered investment advisor; and Resource Capital Investment Corp., a SEC-registered investment advisor. On occasion we will work in a cooperative fashion with our affiliates in providing services to you.

Since these transactions may create a conflict between our interests and yours, we are required by securities laws to disclose to you certain relevant matters relating to these transactions. This statement contains a general description of our policies and the required disclosures.

Compliance with Law and Regulatory Requirements

SAM, its officers and employees are required to fully observe, in letter and spirit, all laws governing their business and securities activities. SAM, its officers and employees must deal fairly, honestly and in good faith with its clients.

SAM will only engage in activities where it is confident that such activities are in compliance with all requirements imposed by applicable law. In particular, it is SAM’s policy to ensure that the engagement of other affiliates on behalf of SAM’s clients would only be done when it has been determined that such other affiliate is an appropriate selection in the circumstances, given the client’s mandate, investment objectives and risk tolerances.

In addition to applicable securities regulatory provisions and contractual provisions respecting any business arrangements that may exist between SAM and other dealers and advisers, the directors, officers and employees of each are subject to guidelines or codes of conduct governing their actions. Our internal compliance process supplements these policies and procedures.

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Related and Connected Issuers

National Instrument 31-103 Registration Requirements and Exemptions requires SAM to disclose to investors whether any securities it recommends to investors to buy, sell or hold are securities issued by SAM, a related issuer or, during the distribution of the securities, a connected issuer of SAM. An issuer is related to SAM if, through the ownership of, or control over, voting securities or otherwise, the issuer is an influential securityholder of SAM, SAM is an influential securityholder of the issuer or if each of them is a related issuer of the same third party. An issuer is connected to SAM if it has a business relationship with SAM that, in connection with a distribution of securities of that issuer, may lead a reasonable prospective purchaser to question if the issuer and SAM are independent of each other.

In addition, SAM must disclose the name of any related issuer that is a reporting issuer in Ontario or that has distributed securities outside Ontario on a basis that, if it had done so in Ontario, would have made such issuer a reporting issuer. Set out below are the names of such related issuers:

•	Sprott Inc. (“SI”), a reporting issuer that is a related issuer of SAM because SI is an indirect 100% shareholder of Sprott Asset Management GP Inc., the general partner of SAM, and is the sole limited partner of SAM.

•	Sprott Resource Holdings Inc. (“SRHI”), a reporting issuer that is a related issuer of SAM because the professional group (as such term is defined under National Instrument 33-105 Underwriting Conflicts) of SAM exercises control or direction over, or beneficially owns, directly or indirectly, 10% or more of the voting securities of SRHI, and SAM has officers, directors or employees who constitute at least 20% of the directors of SRHI. In addition, an affiliate of SAM has entered into an agreement to provide management services to SRHI.

We may, from time to time, be deemed to be related or connected to one or more other issuers for purposes of the disclosure and other rules of the securities laws referred to above. We are prepared to act as an adviser and dealer in the ordinary course of our business to, and in respect of securities of, any such related or connected issuer and, in connection therewith to provide the full range of services customarily provided by us to, and in respect of securities of, other issuers. In any such case, such adviser or dealer and other services shall be carried on by us in the ordinary course of our business as an adviser or dealer in accordance with our usual practices and procedures and in accordance with all applicable disclosure and other regulatory requirements.

SAM, or its directors, officers, partners, salespeople or other employees may, from time to time, recommend that you trade in, or provide to you advice about, a security issued by these listed persons or companies. If you wish further information concerning the relationship between SAM and these listed persons or companies, or if you have any questions, please contact us.

Related Registrants

Where SAM has a principal shareholder, director or officer that is a principal shareholder, director or officer of another registrant, SAM shall adopt policies and procedures to minimize the potential for conflict of interest resulting from such relationship(s). SAM is also required to disclose to clients in writing, initially before making a trade for or providing advice to the client, and in a timely manner thereafter and, if possible, before making the next trade for or providing advice to the client, if there are any significant changes to this disclosure, the details of the relationship(s) and the policies and procedures adopted to minimize the potential for conflicts of interest resulting from such relationships. SPW, a registrant, is related to SAM, by virtue of each of SAM and SPW having SI as a direct or indirect holder of 100% of the voting securities of each general partner of SAM and SPW.

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Conflicts of Interest

SAM as Adviser and Dealer

The principal business activity of SAM is to act as a portfolio manager for separately managed investment accounts of its clients (a “SAM Managed Account”) and investment funds it manages (a “SAM Investment Fund”). SAM’s activities as a dealer are primarily the marketing of SAM Investment Funds to clients of SAM or to investment dealers or mutual fund dealers. In providing trading and advisory services to our clients it is important that our clients understand our interests in the service or transaction.

We must make certain disclosures where we: (a) act as your dealer/broker; (b) advise you; or (c) exercise discretion on your behalf, with respect to securities issued by us, by a related issuer or, in the course of a distribution, by a connected issuer (collectively, “Related Securities”).

In these situations, we must disclose our relationship with the issuer of the securities. We must also make disclosure to you where we know or should know that, as a result of our acting as your dealer/broker or adviser, or of our exercising discretion on your behalf, Related Securities will be purchased or sold by you through us.

The following is a list of the time and manner in which these disclosures must be made:

•	Where we purchase or sell securities for your account, a disclosure will be contained in the confirmation of trade and monthly statement, which we prepare and send to you.

•	Where we advise you with respect to the purchase, sale or holding of securities, the disclosure must be made prior to our giving the advice.

•	If there is a significant change to the information previously disclosed to you, SAM will notify you of the change in a timely manner and, if possible, before making the next purchase or sale of the securities for you or providing advice to you to purchase, sell or hold the securities.

•	Where we use our discretion as an adviser to trade securities in a SAM Managed Account neither we nor another affiliate will charge a trade commission without your consent, or otherwise in compliance with applicable law.

Potential for Conflict

To the extent that one affiliate determines it to be in the interests of its clients to engage the potential conflict of interest, given its indirect relationship with the other affiliates. SAM and its officers and employees must ensure that if they select another affiliate to assist a SAM client it is based on the determination that such other affiliate is an appropriate selection having regard to the client’s circumstances.

Representatives of SAM and other affiliates may from time to time act as officers of SAM and may also be officers of other affiliates. All affiliates have adopted policies and procedures that minimize the potential for conflicts of interest resulting from the relationships of the officers and the affiliates, and all officers are required to observe such policies in carrying out their duties.

Fair Allocation of Investment Opportunities and Fair Treatment of SAM Investment Funds and SAM Managed Accounts

We must ensure the fair treatment of our clients through the highest standards of integrity and ethical business conduct. The principle of fair treatment must be recognized by all employees, officers and directors of SAM in order to provide a true benefit to our clients. Our clients have the right to be assured that their interests will always take precedence over the personal trading activities of SAM portfolio managers and other SAM access persons.

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Fairness Policy

In order to ensure fairness in the allocation of investment opportunities among the SAM Managed Accounts and the SAM Investment Funds (each a “SAM Client”), SAM will allocate investment opportunities with consideration to the suitability of such investments to each SAM Client’s investment objectives and strategies, portfolio composition, restrictions and cash availability (even though the investment objectives and strategies are substantially the same for some of the SAM Clients and cash flows of each SAM Client can be substantially different given daily/monthly subscriptions and redemptions/withdrawals). As well, cash flows (subscription inflows and redemptions/withdrawals) and investment strategies can influence the allocation process in order to maintain property weightings in each SAM Client account. If an investment opportunity is suitable for more than one SAM Client, SAM will allocate such investment opportunities equitably in order to ensure that each SAM Client has equal access to the same quality and quantity of investment opportunities.

To ensure fairness in the allocation of investment opportunities as between each SAM Client, SAM will ensure:

(a)	where orders are entered simultaneously for execution at the same price, fills are allocated on a pro rata basis;

(b)	when transactions are executed at different prices for a group of SAM Clients, fills are allocated on an average price basis;

(c)	in the case of a block trade or anew or secondary securities issue, if all SAM Client orders can be accommodated (demand is smaller than supply), allocation is made on a pro rata basis based on the order size of each SAM Client. Where the allotment received is insufficient to meet the full requirements of all SAM Clients on whose behalf orders have been placed (demand exceeds supply), allocation is made on a pro rata basis based on the size of the SAM Client account or the existing position size in a SAM Client account. However, if such prorating should result in an inappropriately small position for a SAM Client, the allotment would be reallocated to another SAM Client. Depending on the number of block trades or new or secondary issues, over a period of time, every effort will be made to ensure that these prorating and reallocation policies result in fair and equal treatment to all SAM Clients, and

(d)	when orders for more than one SAM Client are bunched or blocked and the transactions are executed at varying prices, an average price will be determined and allocated to each SAM Client on a pro rata basis. As well, all commissions will be totalled and allocated to all SAM Clients on a pro rata basis. If different prices and commissions are executed, then an average price as well as total average commission will be calculated and allocated on a pro rata basis. For a normal secondary purchase order executed through a broker, the average price and commission will be calculated and allocated evenly among our SAM Clients. There will be no differentiation on price towards our SAM Clients.

In addition, SAM will always seek to obtain the best order execution for each SAM Client and to minimize transaction costs. SAM employee trading accounts (i.e. “PRO” accounts), retail and inventory trades are never commingled with trades involving SAM Investment Funds.

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Proxy Voting Guidelines

SAM, in its capacity as portfolio adviser to the SAM Clients, is sometimes responsible for establishing, monitoring and amending (if necessary) the policies and procedures relating to the voting of proxies received in connection with each SAM Client’s investment portfolio.

In certain cases, proxy votes may not be cast when the portfolio adviser determines that it is not in the best interests of the SAM Client to vote such proxies. In the event a proxy raises a potential material conflict of interest between the interests of a SAM Client and SAM, the conflict will be resolved by SAM in favour of that SAM Client.

SAM retains the discretion to depart from these polices on any particular proxy vote depending upon the facts and circumstances.

SAM will maintain and prepare an annual proxy voting record for each SAM Investment Fund. The proxy voting record for the annual period beginning July 1 for each SAM Investment Fund will be available free of charge to any investor upon request at any time after June 30 of the following year.

Misuse of Confidential and Insider Information

The misuse of confidential information or misuse of any insider information not generally disclosed, for personal gain or for the benefit of anyone else, is prohibited and grounds for serious sanction.

Confidentiality and Privacy

In addition, SAM has adopted a privacy policy in accordance with the Personal Information Protection and Electronic Documents Act (Canada) with respect to personal information of SAM Clients. This policy states that SAM will only disclose this information to third parties or its affiliates in limited specific circumstances on a strictly confidential basis.

Money Laundering and Terrorist Financing

As outlined by the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, SAM is obligated to implement specific measures to detect and deter money laundering and the financing of terrorist activity. As such, all investments into our SAM Managed Accounts and SAM Investment Funds require completed documentation to be submitted by investors. It is our duty to report to the Financial Transactions and Reports Analysis Centre of Canada confirmation of any investors engaged in money laundering. This reporting requirement will not be deemed to be a breach of any information disclosure restrictions imposed by applicable law or otherwise.

Please do not hesitate to contact us should you have any questions with regards to SAM’s Statement of Policies or should you require further details on any SAM policies and practices.

A-4-J-C-5

Schedule K
Form of Trust Agreement

(see attached)

A-4-K-1

SPROTT ASSET MANAGEMENT LP

SPROTT PHYSICAL GOLD AND SILVER TRUST

TRUST AGREEMENT

Dated as of ●, 2017

A-4-K-2

Article 1
INTERPRETATION		A-4-K-7
1.1	Definitions	A-4-K-7
1.2	Article and Section Headings	A-4-K-15
1.3	Statute References	A-4-K-15
1.4	Business Day	A-4-K-15
1.5	Number, Gender	A-4-K-15
1.6	References to “Agreement” etc.	A-4-K-15
1.7	Time of Day	A-4-K-15
1.8	Currency	A-4-K-16
1.9	Exercise of Discretion	A-4-K-16

Article 2 ESTABLISHMENT OF THE FUND		A-4-K-16
2.1	Establishment of the Trust	A-4-K-16
2.2	Appointment of the Trustee	A-4-K-16
2.3	Constituency of the Trust	A-4-K-16
2.4	Name of the Trust	A-4-K-16
2.5	Head Office; Situs	A-4-K-16
2.6	Purpose of the Trust	A-4-K-17
2.7	Investment by the Trust	A-4-K-17
2.8	Nature of the Trust	A-4-K-17
2.9	Mutual Fund Trust Election	A-4-K-18
2.10	U.S. Federal Income Tax Classification	A-4-K-18
2.11	Term	A-4-K-18

Article 3 STRUCTURE OF THE FUND		A-4-K-18
3.1	Division of the Trust into Units	A-4-K-18
3.2	Repurchase of Initial Unit	A-4-K-19
3.3	Voting	A-4-K-19
3.4	Consolidation and Subdivision	A-4-K-19
3.5	Calculation of Net Asset Value of the Trust and Net Asset Value per Unit	A-4-K-20
3.6	Calculation of Class Net Asset Value and Class Net Asset Value per Unit	A-4-K-22
3.7	Suspension of Right of Redemption and Calculation of Net Asset Value	A-4-K-23
3.8	Delegation by the Manager	A-4-K-24

Article 4 NET INCOME AND NET REALIZED CAPITAL GAINS		A-4-K-24
4.1	Valuation on Distribution Date	A-4-K-24
4.2	Computation of Net Income and Net Realized Capital Gains	A-4-K-24
4.3	Distribution of Net Income and Net Realized Capital Gains to Unitholders	A-4-K-25
4.4	Additional Distributions, Designations, Determinations, Allocations and Elections	A-4-K-26
4.5	Withholding Taxes	A-4-K-26
4.6	Income Tax Statements	A-4-K-26
4.7	Qualified Electing Trust Election and Reporting	A-4-K-27
4.8	Tax Definitions	A-4-K-27

Article 5 SALE AND TRANSFER OF UNITS		A-4-K-27
5.1	Allotment and Issue	A-4-K-27
5.2	CDS Non-Certificated Inventory System and DTC Book-Entry Only System	A-4-K-28
5.3	Transfer of Units	A-4-K-28
5.4	Successors in Interest of Unitholders	A-4-K-29
5.5	Units held Jointly or in Fiduciary Capacity	A-4-K-29
5.6	Purchases for Cancellation	A-4-K-29
5.7	Death, Bankruptcy, Insolvency or Incompetence of a Unitholder	A-4-K-29

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5.8	Death of a Unitholder	A-4-K-30
5.9	Lost Unit Certificates	A-4-K-30
5.10	Declaration as to Beneficial Owner	A-4-K-30

Article 6 REDEMPTION OF UNITS		A-4-K-30
6.1	Redemption of Units for Bullion	A-4-K-30
6.1.1	Redemption for Bullion - Exception	A-4-K-32
6.2	Manner of Payment - Bullion	A-4-K-32
6.3	Redemption of Units for Cash	A-4-K-33
6.4	Effect of Redemption	A-4-K-34
6.5	Joint Holders	A-4-K-34
6.6	Suspension of Redemption Right	A-4-K-35
6.7	Performance of Trusts	A-4-K-35

Article 7 POWERS AND DUTIES OF THE TRUSTEE		A-4-K-36
7.1	General Powers	A-4-K-36
7.2	Specific Powers	A-4-K-36
7.3	Forwarding Materials	A-4-K-39
7.4	Dealing with Others and Self	A-4-K-39

Article 8 POWERS AND DUTIES OF THE MANAGER		A-4-K-40
8.1	Powers of the Manager	A-4-K-40
8.2	Duties of the Manager	A-4-K-40
8.3	Portfolio Execution	A-4-K-44
8.4	Soft Dollar Transactions	A-4-K-44
8.5	Distributors	A-4-K-44

Article 9 INDEPENDENT REVIEW COMMITTEE		A-4-K-45
9.1	Independent Review Committee	A-4-K-45

Article 10 FEES, COMPENSATION AND EXPENSES		A-4-K-46
10.1	Trustee’s Fee	A-4-K-46
10.2	Manager’s Fee	A-4-K-46
10.3	Investment Manager’s Fee	A-4-K-46
10.4	Bullion Custodian and Custodian’s Fees	A-4-K-46
10.5	Expenses of the Trust	A-4-K-46

Article 11 TRUSTEE LIABILITY AND INDEMNIFICATION		A-4-K-47
11.1	Standard of Care	A-4-K-47
11.2	Reliance	A-4-K-47
11.3	General Disclaimer of Liability	A-4-K-49
11.4	Indemnification of the Trustee	A-4-K-49
11.5	Additional Indemnification of the Trustee	A-4-K-50
11.6	Exception	A-4-K-50

Article 12 MANAGER LIABILITY AND INDEMNIFICATION		A-4-K-50
12.1	Standard of Care	A-4-K-50
12.2	Reliance	A-4-K-51
12.3	Engaging in Competition	A-4-K-51
12.4	Indemnification of the Manager	A-4-K-51
12.5	Liability for Investment Decisions	A-4-K-52

Article 13 CHANGE OF TRUSTEE		A-4-K-52
13.1	Resignation of Trustee	A-4-K-52
13.2	Removal of Trustee	A-4-K-52

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13.3	Appointment of Successor	A-4-K-52
13.4	Termination Upon Failure to Appoint Successor	A-4-K-53

Article 14 TERMINATION OF THE MANAGER		A-4-K-53
14.1	Resignation, Insolvency or Bankruptcy of the Manager	A-4-K-53
14.2	Successor Manager	A-4-K-54

Article 15 CONCERNING THE UNITHOLDERS		A-4-K-54
15.1	Liability of Unitholders	A-4-K-54
15.2	Indemnification of the Trust by the Manager	A-4-K-54

Article 16 MEETINGS OF UNITHOLDERS		A-4-K-54
16.1	Time of Meetings	A-4-K-54
16.2	Place of Meeting	A-4-K-55
16.3	Notice of Meeting	A-4-K-55
16.4	Meetings Without Notice	A-4-K-55
16.5	Quorum	A-4-K-55
16.6	Chairman, Secretary and Scrutineers	A-4-K-55
16.7	Persons Entitled to be Present	A-4-K-55
16.8	Right to Vote	A-4-K-55
16.9	Votes to Govern	A-4-K-56
16.10	Show of Hands	A-4-K-56
16.11	Polls	A-4-K-56
16.12	Adjournment	A-4-K-56
16.13	Resolutions in Writing	A-4-K-56
16.14	Record Dates	A-4-K-56
16.15	Proxies	A-4-K-57
16.16	Validity of Proxies	A-4-K-57
16.17	Revocation of Proxy	A-4-K-57
16.18	Solicitation of Proxies	A-4-K-57
16.19	Form of Proxy Solicitation	A-4-K-57
16.20	Resolutions Binding	A-4-K-58
16.21	Minutes of Meetings	A-4-K-58

Article 17 SPECIAL FUNCTIONS		A-4-K-58
17.1	Registrar and Transfer Agent	A-4-K-58
17.2	Unit Register	A-4-K-59
17.3	Auditors	A-4-K-60
17.4	Valuation Agent	A-4-K-60
17.5	Custodian of Bullion	A-4-K-60
17.6	Custodian of Trust Property Other Than Bullion	A-4-K-61

Article 18 REPORTS AND EXECUTION OF DOCUMENTS		A-4-K-63
18.1	Records	A-4-K-63
18.2	Reports to Unitholders	A-4-K-63
18.3	Material to be Furnished to the Trustee	A-4-K-64
18.4	Documents Requiring Trustee’s Consent	A-4-K-64
18.5	Execution of Documents	A-4-K-65
18.6	Execution of Documents by the Manager	A-4-K-65
18.7	Material to be Furnished to Unitholders	A-4-K-65

Article 19 NOTICE		A-4-K-65
19.1	Notice to Unitholders	A-4-K-65
19.2	Methods of Communication	A-4-K-66
19.3	Deemed Delivery	A-4-K-67

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19.4	Telephone Directions	A-4-K-67
19.5	Telephone Communications	A-4-K-67
19.6	Internet	A-4-K-67
19.7	Verification	A-4-K-67

Article 20 ARRANGEMENT WITH CFCL		A-4-K-68
20.1	Arrangement with CFCL	A-4-K-68

Article 21 AMENDMENTS		A-4-K-68
21.1	Non-Material Amendments	A-4-K-68
21.2	Unitholder Approval	A-4-K-69
21.3	Change of Auditors	A-4-K-71
21.4	Notice to Unitholders	A-4-K-71
21.5	Approval of Trustee	A-4-K-72

Article 22 TERMINATION OF THE TRUST		A-4-K-72
22.1	Termination of the Trust	A-4-K-72
22.2	Notice of Termination	A-4-K-72
22.3	Effect of Termination	A-4-K-72
22.4	Termination of Trust Agreement	A-4-K-73

Article 23 INVESTMENT POLICY		A-4-K-73
23.1	Investment Objective	A-4-K-73
23.2	Investment Strategy	A-4-K-73
23.3	Investment and Operating Restrictions	A-4-K-73
23.4	Investment and Reinvestment by the Trust	A-4-K-75

Article 24 GENERAL		A-4-K-75
24.1	Compliance with Law and Policy	A-4-K-75
24.2	Governing Law	A-4-K-75
24.3	Computation of Time	A-4-K-75
24.4	Omissions and Errors	A-4-K-75
24.5	Time	A-4-K-76
24.6	Counterparts and Facsimile	A-4-K-76
24.7	Complete Agreement	A-4-K-76
24.8	Severability	A-4-K-76
24.9	Inspection of Documents	A-4-K-76

Schedule “A”	ANNUAL CERTIFICATE OF COMPLIANCE
Schedule “B”	INTERIM CERTIFICATE OF COMPLIANCE
Schedule “C”	CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES
Schedule “D”	LIST OF DESIGNATED MARKETS
Schedule “E”	FORM OF BULLION REDEMPTION NOTICE
Schedule “F”	FORM OF CASH REDEMPTION NOTICE

A-4-K-6

THIS TRUST AGREEMENT made and entered into as of the ● day of ●, 2017

BETWEEN:

●, an individual resident in the Province of Ontario

(hereinafter referred to as the “Settlor”)

OF THE FIRST PART

SPROTT ASSET MANAGEMENT LP,

a limited partnership formed under the laws of the Province of Ontario

(hereinafter referred to as the “Manager”)

OF THE SECOND PART

- and -

RBC INVESTOR SERVICES TRUST,

a trust company incorporated under the federal laws of Canada

(hereinafter referred to as the “Trustee”)

OF THE THIRD PART

WHEREAS the Settlor wishes to establish a trust to be known as the “Sprott Physical Gold and Silver Trust” (the “Trust”) as a closed-end mutual fund trust within the meaning of the Income Tax Act (Canada) and to cause the units of the Trust to be listed for trading on the Toronto Stock Exchange and the NYSE Arca;

AND WHEREAS the Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion, which will provide holders of units of the Trust with a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion;

AND WHEREAS the Trustee, the Manager and the Settlor intend that certain of the operations and affairs of the Trust shall be managed by the Manager.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements set forth herein (the receipt and sufficiency of which are hereby acknowledged) the parties agree that the Trust Property (as hereinafter defined) shall be held and administered by the Trustee and the Manager upon the trusts, terms and conditions hereinafter set forth.

Article 1
INTERPRETATION

1.1	Definitions

In this Trust Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings ascribed to them below:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Additional Trustee Duties” has the meaning ascribed thereto in Section 11.5 hereof;

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(c)	“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(d)	“Applicable Laws” means, unless the context otherwise dictates, any applicable statute of Canada or of a province or territory of Canada or any applicable statute of the United States of America or of a state or territory of the United States of America or any applicable regulations, orders, instruments, policies or other laws made under statutory authority by any governmental or regulatory body or agency having jurisdiction over the Trust including, but not limited to, Securities Legislation and the Tax Act;

(e)	“Annual Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxi) hereof and is substantially in the form of Schedule “A” attached hereto;

(f)	“Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

(g)	“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 by and among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Phillip M. Spicer and J.C. Stefan Spicer;

(h)	“Arrangement Effective Date” means the date shown on the certificates of arrangement issued by the registrar pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement of CFCL and the articles of arrangement of 2070140 Alberta Ltd. in respect of the Arrangement;

(i)	“Associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(j)	“Auditors” means a firm of chartered accountants duly licensed and recognized to practice in the Province of Ontario and appointed from time to time by the Manager pursuant to the provisions of Section 17.3 hereof. The initial Auditors shall be Ernst & Young LLP;

(k)	“Business Day” means any day on which the TSX or the NYSE Arca are open for trading;

(l)	“Bullion” means physical gold and silver bullion in London Good Delivery bar form that is unencumbered, fully allocated and stored at the Bullion Custodian by or on behalf of the Trust;

(m)	“Bullion Custodian” means the custodian of the Bullion appointed pursuant to Section 17.5 hereof and shall include any sub-custodians appointed by it which from time to time hold the Bullion pursuant to the Storage Agreement or a separate written custodial agreement;

(n)	“Bullion Redemption Amount” has the meaning ascribed thereto in Subsection 6.1(c) hereof;

(o)	“Bullion Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for Bullion, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, as described in Section 6.1 hereof substantially in the form of Schedule “E” attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

A-4-K-8

(p)	“Broker” means a CDS Participant in Canada or a DTC Participant in the United States;

(q)	“Cash Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for cash, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, in accordance with Section 6.3 hereof substantially in the form of Schedule “F” attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

(r)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended from time to time;

(s)	“CBCA Corporation” means a corporation incorporated under the CBCA, any of the securities of which (i) are or were part of a distribution to the public, (ii) remain outstanding, and (iii) are held by more than one Person;

(t)	“CDS” means CDS Clearing and Depository Services Inc.;

(u)	“CDS Participant” means a registered dealer or other financial institution in Canada that is a direct or indirect participant in the CDS depository service holding securities operated by or on behalf of CDS;

(v)	“CFCL” means Central Fund of Canada Limited, a corporation existing under the ABCA;

(w)	“Certificate of Authorized Signing Authorities” has the meaning ascribed thereto in subsection 11.2(a) hereof and is substantially in the form of Schedule “C” attached hereto;

(x)	“Class Expenses” in respect of any particular class or series of a class of Units means the expenses of the Trust (including Management Fees) that are allocated only to that class or series of a class;

(y)	“Class Net Asset Value” in respect of any particular class or series of a class of Units is the portion of the Net Asset Value of the Trust attributed to such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(z)	“Class Net Asset Value per Unit” in respect of any particular class or series of a class of Units is the portion of the Class Net Asset Value of the Trust attributed to each Unit of such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(aa)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time;

(bb)	“Common Expenses” means those expenses of the Trust other than Class Expenses;

(cc)	“Corporate Action” means any conversion privileges, subscription rights, warrants or other rights or options available in connection with any securities forming part of the Trust Property, including those relating to the reorganization, recapitalization, takeover, consolidation, amalgamation, merger, liquidation, filing for or declaration of bankruptcy or plans of arrangement, of any corporation, association or other entity;

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(dd)	“Counsel” means any Person qualified and engaged in the practice of law in the Province of Ontario;

(ee)	“Court” means any court of competent jurisdiction in the Province of Ontario;

(ff)	“Custodian” means the custodian of the Trust Property, other than the Bullion, appointed pursuant to Section 17.6 hereof and shall include the Trustee and any sub-custodians appointed by the Trustee which from time to time hold the Trust Property other than the Bullion pursuant to this Trust Agreement or a separate written custodial agreement;

(gg)	“Depository” means any authorized domestic or foreign depository or clearing or settlement agency or system, including a transnational book-based system, CDS or DTC;

(hh)	“Designated Market” has the meaning ascribed thereto in Subsection 17.6(k) hereof;

(ii)	“Disclosure Documents” means any (final) prospectus of the Trust filed in all provinces and territories of Canada and any registration statement of the Trust filed with the United States Securities and Exchange Commission, or similar offering documents, including an information circular filed in connection with the Arrangement, as may be used by the Manager or required by applicable Securities Legislation in connection with qualifying the distribution of the Units to the public, including any amendments to such offering documents;

(jj)	“Distribution Date” has the meaning ascribed thereto in Section 4.1 hereof;

(kk)	“DTC” means The Depository Trust Company;

(ll)	“DTC Participant” means a registered broker/dealer or other financial institution in the United States that is a direct or indirect participant in the DTC book-entry only system and a Person through whom the Unitholder deals directly to initiate any transaction in Units;

(mm)	“Extraordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3%of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(nn)	“Fee Agreement” has the meaning ascribed thereto in Section 10.1 hereof;

(oo)	“Fiscal Year” means the fiscal year of the Trust ending on the last day of December in each year or such other date as may be determined from time to time by the Manager;

(pp)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(qq)	“Independent Review Committee” means the independent review committee of the Trust established pursuant to NI 81-107;

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(rr)	“Initial Unit” has the meaning ascribed thereto in Section 2.1 hereof;

(ss)	“Interim Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxii) and is substantially in the form of Schedule “B” attached hereto;

(tt)	“Investment Manager” means the Person(s) appointed by the Manager, on behalf of the Trust, from time to time pursuant to the provisions hereof and any portfolio management agreement, to determine, in its sole discretion, which securities or other assets shall be purchased, held or sold for the Trust and to execute or cause the execution of purchase and sale orders in respect of such determinations;

(uu)	“Investment Policy” means the investment objective, the investment strategy, and the investment and operating restrictions of the Trust, as described in Article 23 hereof;

(vv)	“London Good Delivery status” means in the case of physical gold bullion, 350 to 430 troy ounces, and in the case of physical silver bullion, 750 to 1,000 troy ounces, and in each case with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time;

(ww)	“Manager” means Sprott Asset Management LP, acting as the manager of the Trust, or any successor manager appointed in accordance with this Trust Agreement and subject to the Management Agreement;

(xx)	“Management Agreement” means the management agreement between the Manager and the Trust to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(yy)	“Management Fee” has the meaning ascribed thereto in Section 10.2 hereof;

(zz)	“Manager Reorganization” means any change of the Manager which occurs primarily as a result of restructuring corporations, limited partnerships or other entities under similar control and ownership and which results in no material change to the day-to-day management, administration or operation of the Trust;

(aaa)	“Minimum Bullion Redemption Amount” means 100,000 Units, provided that if 100,000 Units is not at least equivalent to the aggregate value of (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses, the Minimum Bullion Redemption Amount shall be such number of units as are at least equivalent to the aggregate value (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses.

(bbb)	“Monthly Redemption Date” means the last business day of a month when the the NYSE Arca is open for trading;

(ccc)	“Net Asset Value of the Trust” is the amount determined from time to time in accordance with Section 3.5 hereof;

(ddd)	“Net Asset Value per Unit” is the amount determined from time to time in accordance with Section 3.5 hereof;

(eee)	“Net Change in Non-Portfolio Assets” on a Valuation Date means:

(i)	the aggregate of all income accrued by the Trust as of that Valuation Date, including cash dividends and distributions, interest and compensation since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; minus

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(ii)	the Common Expenses to be accrued by the Trust as of that Valuation Date which have been accrued since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; plus or minus

(iii)	any change in the value of any non-portfolio assets or liabilities stated in any foreign currency accrued on that Valuation Date since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be, including, without limitation, cash, accrued dividends or interest and any receivables or payables; plus or minus

(iv)	any other item accrued on that Valuation Date determined by the Manager to be relevant in determining the Net Change in Non-Portfolio Assets;

(fff)	“Net Income” has the meaning ascribed thereto in subsection 4.2(a) hereof;

(ggg)	“Net Realized Capital Gains” has the meaning ascribed thereto in subsection 4.2(b) hereof;

(hhh)	“NI 81-102” means National Instrument 81-102 Investment Funds, as amended from time to time;

(iii)	“NI 81-106” means National Instrument 81-106 Investment Fund Continuous Disclosure, as amended from time to time;

(jjj)	“NI 81-107” means National Instrument 81-107 Independent Review Committee for Investment Funds, as amended from time to time;

(kkk)	“Non-Certificated Inventory System” means the non-certificated inventory system of recording CDS Participants holding securities operated by or on behalf of CDS;

(lll)	“NYSE Arca” means the New York Stock Exchange Arca;

(mmm)	“Ordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value, as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(nnn)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ooo)	“PFIC” means a “passive foreign investment company” within the meaning of Section 1297 of the Code;

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(ppp)	“Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(qqq)	“Proportionate Share”, when used to describe (i) an amount to be allocated to any one class or series of a class of Units, means the total amount to be allocated to all classes or series of classes of Units multiplied by a fraction, the numerator of which is the Class Net Asset Value of such class or series of a class and the denominator of which is the Net Asset Value of the Trust at such time, and (ii) a Unitholder’s interest in or share of any amount, means, after an allocation has been made to each class or series of a class of Units as provided in clause (i), that allocated amount multiplied by a fraction, the numerator of which is the number of Units of that class or series of a class registered in the name of that Unitholder and the denominator of which is the total number of Units of that class or series of a class then outstanding (if such Unitholder holds Units of more than one class or series of a class, then such calculation is made in respect of each class or series of a class of Units and aggregated);

(rrr)	“Proportionate Silver Amount” means such number of London Good Delivery bars of silver with an aggregate value (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed) that is proportionate to the aggregate value of one London Good Delivery bar of gold based on the proportionate value of physical gold and silver bullion held by the Trust (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed).

(sss)	“QEF” has the meaning ascribed thereto in Section 4.7 hereof;

(ttt)	“Redemption Amount” has the meaning ascribed thereto in subsection 6.1(b) hereof;

(uuu)	“Register” means the register or registers of the Trust established and maintained by the Registrar and Transfer Agent pursuant to Section 17.2 hereof;

(vvv)	“Registrar and Transfer Agent” means the registrar and transfer agent of the Units appointed by the Manager in accordance with Section 17.1 hereof. The initial Registrar and Transfer Agent shall be TSX Trust Company;

(www)	“Securities Authorities” means the Ontario Securities Commission and equivalent securities regulatory authorities in each other province and territory of Canada, and the United States Securities and Exchange Commission;

(xxx)	“Securities Legislation” means the laws, regulations, rules, requirements and policies of the Securities Authorities which are in effect from time to time and applicable to the Trust including, but not limited to NI 81-102, NI 81-106, NI 81-107, the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended;

(yyy)	“Settlor” means ●, an individual resident in the Province of Ontario;

(zzz)	“Storage Agreement” means the precious metals storage agreement between the Manager, on behalf of the Trust, and the Bullion Custodian, dated as of ●, 2017, as the same may be amended, restated or supplemented from time to time;

(aaaa)	“Sub-Custodian Guidelines” has the meaning ascribed thereto in subsection 17.6(h) hereof;

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(bbbb)	“Tax Act” means the Income Tax Act (Canada) and the regulations, rules, requirements and policies promulgated thereunder, as amended from time to time;

(cccc)	“Termination Event” has the meaning ascribed thereto in subsection 14.1(c) hereof;

(dddd)	“TSX” means the Toronto Stock Exchange;

(eeee)	“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario and governed by this Trust Agreement;

(ffff)	“Trust Agreement” means this trust agreement among the Settlor, the Manager and the Trustee made and entered into as of the day and year first above written, as the same may be further amended, restated, supplemented or replaced from time to time;

(gggg)	“Trust Property” at any time, means any and all securities, cash (including free credit balances), property and assets, real and personal, tangible and intangible, transferred, conveyed or paid to the Trust including, without limitation:

(i)	all funds realized from the sale of Units;

(ii)	Bullion from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Bullion Custodian on behalf of the Trust in accordance with the Storage Agreement;

(iii)	all investments, sums or property of any type or description (other than the Bullion) from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Trustee on behalf of the Trust in accordance with this Trust Agreement;

(iv)	any proceeds of disposition of any of the foregoing property and assets; and

(v)	all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;

(hhhh)	“Trustee” means RBC Investor Services Trust, acting as the trustee of the Trust, or any successor trustee appointed in accordance with this Trust Agreement;

(iiii)	“Unit” means a unit of beneficial interest, in any class or series of a class of the Trust, as presently constituted pursuant to Section 3.1 hereof as the same may from time to time hereinafter be constituted, and collectively referred to as the “Units”;

(jjjj)	“Unitholders” means Persons whose name appears on the Register as a registered holder of one or more Units or fractions thereof and “Unitholder” means any one of them;

(kkkk)	“Unit Certificate” means a certificate evidencing ownership by a Unitholder in such form as is approved by the Manager;

(llll)	“Valuation Agent” means the service provider to the Trust appointed pursuant to Section 17.4 hereof and the Valuation Services Agreement to provide certain valuation services for the Trust. The initial Valuation Agent shall be RBC Investor Services Trust;

(mmmm)	“Valuation Date” means each Business Day, unless the Manager determines that the assets of the Trust should be valued less frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such Business Day or Business Days as the Manager determines;

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(nnnn)	“Valuation Services Agreement” means the valuation services agreement between the Manager and the Valuation Agent to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(oooo)	“Valuation Time” means 4:00 p.m. (Toronto time) on a Valuation Date or such other time on a Valuation Date as the Manager deems appropriate; and

(pppp)	“Voting Materials” means all proxies, proxy solicitation materials and other communications received by the Manager relating to the securities forming part of the Trust Property that call for voting.

1.2	Article and Section Headings

Article and section headings have been inserted for convenience only and are not to affect the construction or interpretation of this Trust Agreement.

1.3	Statute References

In this Trust Agreement, any reference herein to a statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein shall be deemed to be a reference to such statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein as amended, re-enacted or replaced from time to time and references to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements thereof.

1.4	Business Day

Unless otherwise specified, if under this Trust Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.5	Number, Gender

Unless elsewhere otherwise expressly provided in this Trust Agreement or unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing the masculine gender include the feminine and neuter gender.

1.6	References to “Agreement” etc.

Unless otherwise specified, references in this Trust Agreement to sections and schedules are to sections of, and schedules to, this Trust Agreement. References in this Trust Agreement to “Agreement”, “herein”, “hereafter”, “hereby”, “hereto”, “hereof” and “hereunder” and similar expressions shall be deemed to refer to this Trust Agreement and shall not be limited to the particular article or section in which such words appear.

1.7	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario, Canada.

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1.8	Currency

Unless otherwise specified herein or where required by Applicable Laws, all references herein to currency shall be references to currency of the United States of America.

1.9	Exercise of Discretion

The term “power”, as used in this section, shall be deemed to mean and include those things which a party hereto may or will in the future do or refrain from doing in the management, supervision and carrying out of the Trust created by this Trust Agreement in accordance with the terms hereof and Applicable Laws. Every power in this Trust Agreement or by law conferred on a party hereto shall be an absolute and uncontrolled power and no such party shall be held liable for any loss or damage occurring as a result of such party concurring or failing to concur in the exercise of any such power. The parties hereto shall be entitled to exercise their powers in their sole and absolute discretion, whenever, and as often, from time to time, as they deem advisable without application for approval by any court or governmental official, and as to which their judgment shall be final and binding upon all parties interested or potentially interested in the Trust.

Article 2
ESTABLISHMENT OF THE FUND

2.1	Establishment of the Trust

The Trustee confirms that to constitute and settle the Trust the Settlor has given to the Trustee the sum of Ten Dollars ($10.00) for the Trust and has thereby established for the benefit of the holders of its Units from time to time, a trust for the Trust and has been issued one Unit (the “Initial Unit”).

2.2	Appointment of the Trustee

The Trustee agrees to act as the trustee of the assets, monies and investments from time to time of the Trust and shall hold the same upon and subject to the provisions of this Trust Agreement.

2.3	Constituency of the Trust

The Trust shall, in addition to those assets already under administration, consist of monies from time to time delivered to the Trustee for investment and such investments and other assets as may from time to time be acquired by the Trustee through the application of such monies, together with accretions thereto, less amounts paid out by the Trustee from time to time in accordance herewith.

2.4	Name of the Trust

The Trust hereby created shall be known as the “Sprott Physical Gold and Silver Trust” or such other name as the Manager may from time to time designate and the Trust may at any time adopt a French version of its name at the sole discretion of the Manager. Any mention of the name of the Trust herein shall refer to both the English and French forms of the name of the Trust, and insofar as may be practical, legal and convenient, the affairs of the Trust shall be conducted and transacted under that name, it being the intention that such name shall refer to the Trust and shall not refer to the Trustee or to the Unitholders.

2.5	Head Office; Situs

The head office and the principal office and situs of the administration of the Trust shall be in Toronto, Ontario, Canada at the address of the Manager or at such other location as shall be designated by the Manager, but may only be changed to another location in Ontario designated by the Manager.

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2.6	Purpose of the Trust

The Trust created hereby is a closed-end mutual fund trust. The Trust will, for the benefit of its Unitholders, engage in making investments in accordance with the Investment Policy set out in Article 23 hereof. Some or all of the Trust’s assets may from time to time be invested in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes as the Manager may deem prudent in the circumstances. The business of the Trust shall include all things necessary or advisable to give effect to the Trust’s Investment Policy.

2.7	Investment by the Trust

The Trustee shall from time to time settle any or all of the investments of the Trust (other than the Bullion) and reinvest the proceeds thereof or exchange any or all of such investments of the Trust for other investments, always only in accordance with the direction of the Manager or a duly appointed Investment Manager. The Trust, the Trustee, the Manager or any Investment Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees (and in particular shall not be limited by sections 27 and 27.1 of the Trustee Act (Ontario)), but shall be limited by the Investment Policy contained herein and Applicable Laws to which the Trust is subject. It shall be the responsibility of the Manager to ensure that all investments of the Trust Property held by the Trustee and the Bullion Custodian are made in such a way as to comply with any statement made in any current Disclosure Documents or like offering document of the Trust as to the Investment Policy applicable to the Trust and so as to comply with this Trust Agreement and Applicable Laws.

2.8	Nature of the Trust

(a)	An interest in the Trust is represented by Units. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for unit trusts and for the Trust by Applicable Laws or requirements imposed by applicable Securities Authorities or other regulatory authorities or by the terms, conditions and trusts set forth in this Trust Agreement.

(b)	Except as provided in Section 2.10 hereof with respect to the U.S. federal income tax classification of the Trust, the Trust is not, is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, agency, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them for any purpose be, or be deemed to be, treated in any way whatsoever to be liable or responsible hereunder as partners or joint ventures. The Unitholders shall be beneficiaries and their relationship to the Trustee shall be solely in that capacity in accordance with the rights conferred and obligations imposed upon them hereunder. The Trustee shall not be, or be deemed to be, the agent of the Unitholders.

(c)	The beneficial interest of a Unitholder shall be limited to the right to participate in distributions when and as declared by the Manager as contemplated by Article 4, and distributions upon the termination of the Trust as contemplated in Article 22. The ownership of the Trust Property is vested in the Trustee and the right to conduct the affairs of the Trust is vested in the Trustee and the Manager, subject to the provisions of this Trust Agreement, and the Unitholders shall have no interest in the assets of the Trust or right to intervene in the conduct of the affairs of the Trust except as expressly provided herein. In purchasing Units, a Unitholder assumes no personal liability whatsoever to any Person in connection with the assets or affairs of the Trust. In the event a Unitholder should be required to satisfy any obligation of the Trust, such Unitholder shall be entitled to reimbursement from any available assets of the Trust in accordance with Section 15.1 hereof.

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2.9	Mutual Fund Trust Election

In respect of the first taxation year of the Trust, the Manager, on behalf of the Trust, shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a “mutual fund trust” for the entire year.

2.10	U.S. Federal Income Tax Classification

The Manager, on behalf of the Trust, shall file an affirmative election with the U.S. Internal Revenue Service under U.S. Treasury Regulations Section 301.7701-3 for the Trust to be classified as an association taxable as a corporation for U.S. federal income tax purposes. Such election shall be filed before the Arrangement Effective Date and shall be effective as of the date of establishment of the Trust. The Manager, on behalf of the Trust, shall not take any action inconsistent with the treatment of the Trust as an association taxable as a corporation for U.S. federal income tax purposes and shall not elect to treat the Trust as an entity other than as an association taxable as a corporation for such purposes.

2.11	Term

This Trust Agreement shall continue in full force and effect unless otherwise terminated in accordance with its provisions.

Article 3
STRUCTURE OF THE FUND

3.1	Division of the Trust into Units

Subject to Article 21, the Manager shall have sole discretion in determining whether the capital of the Trust is divided into one or more classes of Units and into one or more series of each such class, the attributes that shall attach to each class or series of Units and whether any class or series of Units should be redesignated as a different class or series of Units from time to time. The class or classes of Units and the series of each such class of Units created and authorized for the Trust, including any redesignation of any class or any series of a class of Units, shall be as shown from time to time in the Register kept for the Trust. Until changed by the Manager, each class or series of a class of Units shall have the following attributes:

(a)	each Unit shall be without nominal or par value;

(b)	each whole Unit of a particular class or a series of a class shall entitle the holder thereof to one vote at all meetings of Unitholders where all classes and series of Units vote together and to one vote at all meetings of Unitholders where that particular class or series of a class of Units votes separately as a class or series;

(c)	each Unit of a particular class or series of a class shall entitle the holder thereof to participate pro rata, in accordance with the provisions hereof, with respect to all distributions made to that class or series of a class and, upon liquidation of the Trust, to participate pro rata with other Unitholders of that same class or series of a class in the Net Asset Value of the Trust remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in Article 22 hereof;

(d)	distributions shall be allocated among the classes or series of a class of Units in such manner as the Manager considers appropriate and equitable;

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(e)	there shall be no pre-emptive rights attaching to the Units;

(f)	there shall be no cancellation or surrender provisions attaching to the Units except as set out herein;

(g)	once the Net Asset Value per Unit for the applicable class or series of a class, determined in accordance with Section 3.6 hereof, at the time of issuance has been paid, Units shall be non-assessable so that there shall be no liability for future calls or assessments with respect to the Units;

(h)	all Units shall be transferable, but only as contemplated herein;

(i)	each Unit shall entitle the holder thereof to require the Trust to redeem the Unit as provided in Article 6;

(j)	subject to limitations and requirements determined from time to time by the Manager and disclosed in the Disclosure Documents, each Unit of a particular class or series of a class of the Trust may be redesignated by the Manager as a Unit of another class or series of the Trust based on the respective Net Asset Value per Unit for each such class or series of Units on the date of the redesignation;

(k)	the number of Units and the classes and series of Units of the Trust that may be issued is unlimited; and

(l)	fractional Units of a class or series of a class may be issued and shall be proportionately entitled to all the same rights as whole Units of that same class or series, except voting rights (however fractional Units held by a single Unitholder may be combined).

Each class and series of a class of Units shall also have the features and characteristics disclosed from time to time in the Disclosure Documents or such other offering documents of the Trust. The Trustee and the Manager may be Unitholders.

3.2	Repurchase of Initial Unit

At the request of the Settlor, the Trust will purchase and the Settlor will sell the Initial Unit for a purchase price of $10.00. Upon completion of such purchase and sale, the Initial Unit will be cancelled and will no longer be outstanding for any of the purposes of this Trust Agreement.

3.3	Voting

Subject to Section 3.1 hereof, each Unitholder shall be entitled to one vote for each whole Unit held by such Unitholder.

3.4	Consolidation and Subdivision

Units may be consolidated or subdivided by the Manager upon the Manager giving at least 21 days’ prior written notice to the Trustee and to each Unitholder of its intention to do so. Notwithstanding the foregoing, Units may be consolidated without notice to Unitholders in connection with a distribution to Unitholders pursuant to Section 4.3 hereof.

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3.5	Calculation of Net Asset Value of the Trust and Net Asset Value per Unit

The calculation of the Net Asset Value of the Trust shall be the responsibility of the Manager, who may consult with the Valuation Agent, any Investment Manager, the Bullion Custodian, the Custodian and/or the Auditors. The Net Asset Value of the Trust shall be determined for the purposes of subscriptions and redemptions as at the Valuation Time on each Valuation Date in United States dollars. The Net Asset Value of the Trust determined on the last Valuation Date of each year shall include all income, Common Expenses, Class Expenses or any other items to be accrued to December 31st of each year and since the last calculation of the Net Asset Value per Unit or the Class Net Asset Value per Unit for the purpose of the distribution of Net Income and Net Realized Capital Gains of the Trust to Unitholders. The “Net Asset Value of the Trust” as at the Valuation Time on each Valuation Date shall be the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such Valuation Date an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Units) as of such Valuation Date. The “Net Asset Value per Unit” shall be determined by dividing the Net Asset Value of the Trust on a Valuation Date by the total number of Units then outstanding on such Valuation Date. The Net Asset Value of the Trust as at the Valuation Time on a Valuation Date shall be determined in accordance with the following:

(a)	The assets of the Trust shall be deemed to include the following property:

(i)	all Bullion owned by or contracted for the Trust;

(ii)	all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;

(iii)	all bills, notes and accounts receivable;

(iv)	all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default; and

(v)	prepaid expenses.

(b)	The market value of the assets of the Trust shall be determined as follows:

(i)	the value of Bullion shall be its market value based on the prices of such Bullion provided by a widely recognized pricing service as directed by the Manager and, if such service is not available, such Bullion shall be valued at prices provided by another pricing service as determined by the Manager in consultation with the Valuation Agent;

(ii)	the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, shall be deemed to be the full amount thereof unless the Manager shall have determined that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof shall be deemed to be such value as the Manager shall determine to be the fair value thereof;

(iii)	short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(iv)	the value of any security or other property for which no price quotations are available or, in the opinion of the Manager, to which the above valuation principles cannot or should not be applied, shall be the fair value thereof determined from time to time in such manner as the Manager shall from time to time provide; and

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(v)	the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the Net Asset Value of the Trust shall be converted to the currency used to calculate the Net Asset Value of the Trust by applying the rate of exchange obtained from the best available sources to the Valuation Agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its Affiliates.

(c)	The liabilities of the Trust shall be calculated on a fair value basis and shall be deemed to include the following:

(i)	all bills, notes and accounts payable;

(ii)	all fees (including Management Fees) and administrative and operating expenses and applicable taxes payable and/or accrued by the Trust;

(iii)	all contractual obligations for the payment of money or property, including distributions of Net Income and Net Realized Capital Gains, if any, declared, accrued or credited to the Unitholders but not yet paid on the day before the Valuation Date as of which the Net Asset Value of the Trust is being determined;

(iv)	all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and

(v)	all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding Units.

(d)	For the purposes of determining the market value of any security or property pursuant to Subsection 3.5(b) to which, in the opinion of the Valuation Agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), shall be the fair value as determined in such manner by the Valuation Agent in consultation with the Manager and generally adopted by the marketplace from time to time, provided that any change to the standard pricing principles as set out above shall require prior consultation and written agreement with the Manager. For greater certainty, fair valuing an investment comprising the Trust Property may be appropriate if: (i) market quotations do not accurately reflect the fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded; (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

(e)	For the purposes of determining the value of Bullion, the Manager relies solely on weights provided to the Manager by third parties. The Manager, the Trustee or the Valuation Agent shall not be required to make any investigation or inquiry as to the accuracy or validity of such weights.

(f)	Portfolio transactions (investment purchases and sales) will be reflected in the first computation of the Net Asset Value of the Trust made after the date on which the transaction becomes binding.

(g)	The Net Asset Value of the Trust and Net Asset Value per Unit on the first Business Day following a Valuation Date shall be deemed to be equal to the Net Asset Value of the Trust (or per Unit, as the case may be) on the such Valuation Date after payment of all fees and applicable taxes, including Management Fees, and after processing of all subscriptions and redemptions of Units in respect of such Valuation Date.

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(h)	The Net Asset Value of the Trust and the Net Asset Value per Unit determined by the Manager in accordance with the provisions of this section shall be conclusive and binding on all Unitholders.

(i)	The Manager and any Investment Manager may determine such other rules regarding the calculation of the Net Asset Value of the Trust and the Net Asset Value per Unit which they deem necessary from time to time, which rules may deviate from IFRS.

3.6	Calculation of Class Net Asset Value and Class Net Asset Value per Unit

(a)	The Net Asset Value for a particular class or series of a class of Units (the “Class Net Asset Value”) as at the Valuation Time on a Valuation Date shall be determined for the purposes of subscriptions and redemptions in accordance with the following calculation:

(i)	the Class Net Asset Value last calculated for that class or series of a class; plus

(ii)	the increase in the assets attributable to that class or series of a class as a result of the issue of Units of that class or series of a class or the redesignation of Units into that class or series of a class since the last calculation; minus

(iii)	the decrease in the assets attributable to that class or series of a class as a result of the redemption of Units of that class or series of a class or the redesignation of Units out of that class or series of a class since the last calculation; plus or minus

(iv)	the Proportionate Share of the Net Change in Non-Portfolio Assets attributable to that class or series of a class since the last calculation; plus or minus

(v)	the Proportionate Share of market appreciation or depreciation of the portfolio assets attributable to that class or series of a class since the last calculation; minus

(vi)	the Proportionate Share of the Common Expenses and applicable taxes allocated to that class or series of a class since the last calculation; minus

(vii)	any Class Expenses and applicable taxes allocated to that class or series of a class since the last calculation.

(b)	A Unit of a class or series of a class of the Trust being issued or a Unit that has been redesignated as a part of that class or series of a class shall be deemed to become outstanding as of the next calculation of the applicable Class Net Asset Value immediately following the Valuation Date at which the applicable Class Net Asset Value per Unit that is the issue price or redesignation basis of such Unit is determined and the issue price received or receivable for the issuance of the Unit shall then be deemed to be an asset of the Trust attributable to the applicable class or series of a class.

(c)	A Unit of a class or series of a class of the Trust being redeemed or a Unit that has been redesignated as no longer being a part of that class or series of a class shall be deemed to remain outstanding as part of that class or series of a class until immediately following the Valuation Date as of which the applicable Class Net Asset Value per Unit that is the redemption price or redesignation basis of such Unit is determined; thereafter, the redemption price of the Unit being redeemed, until paid, shall be deemed to be a liability of the Trust attributable to the applicable class or series of a class and the Unit which has been redesignated will be deemed to be outstanding as a part of the class or series of a class into which it has been redesignated.

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(d)	On any Valuation Date that a distribution is paid to Unitholders of a class or series of a class of Units, a second Class Net Asset Value shall be calculated for that class or series of a class, which shall be equal to the first Class Net Asset Value calculated on that Valuation Date minus the amount of the distribution. For greater certainty, the second Class Net Asset Value shall be used for determining the Class Net Asset Value per Unit on such Valuation Date for purposes of determining the issue price and redemption price for Units on such Valuation Date, as well as the redesignation basis for Units being redesignated into or out of such class or series of a class, and Units redeemed or redesignated out of that class or series of a class as at such Valuation Date shall participate in such distribution while Units subscribed for or redesignated into such class or series of a class as at such Valuation Date shall not.

(e)	The Class Net Asset Value per Unit of a particular class or series of a class of Units as at any Valuation Date is the quotient obtained by dividing the applicable Class Net Asset Value as at such Valuation Date by the total number of Units of that class or series of a class outstanding at such Valuation Date. This calculation shall be made without taking into account any issuance, redesignation or redemption of Units of that class or series of a class to be processed by the Trust immediately after the Valuation Time of such calculation on that Valuation Date. The Class Net Asset Value per Unit for each class or series of a class of Units for the purpose of the issue of Units or the redemption of Units shall be calculated on each Valuation Date by or under the authority of the Manager as at the Valuation Time on every Valuation Date as shall be fixed from time to time by the Manager and the Class Net Asset Value per Unit so determined for each class or series of a class shall remain in effect until the Valuation Time as of which the Class Net Asset Value per Unit for that class or series of a class is next determined.

3.7	Suspension of Right of Redemption and Calculation of Net Asset Value

During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended pursuant to Section 6.6 hereof, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units.

The calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units shall resume in compliance with applicable Securities Legislation or any approval granted by Canadian Securities Authorities having jurisdiction. In the event of such a suspension, (i) a Unitholder who has delivered a Bullion Redemption Notice or a Cash Redemption Notice, as the case may be, for which the redemption amount has not yet been calculated may either withdraw such notice prior to the end of the suspension period or receive delivery of Bullion and/or payment of cash, as the case may be, based on the redemption price of the Units determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension; and (ii) a subscriber who has submitted a purchase order for which the issue price for the Units has not yet been calculated may either withdraw such subscriber’s purchase order prior to the end of such suspension period or receive Units based on the issue price determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension. Subject to Section 6.6 hereof, in the event of any such suspension or the termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

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3.8	Delegation by the Manager

The Manager shall be entitled to delegate any of its powers and obligations with respect to determining the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units to a service provider including, but not limited to, the Valuation Agent or any of its Affiliates, by entering into the Valuation Services Agreement relating to, among other things, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Units for each class or series of a class of Units as at the Valuation Time on each Valuation Date. For greater certainty, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units as at the Valuation Time on each Valuation Date pursuant to this Article 3 is for the purposes of determining subscription prices and redemption values of Units and not for the purposes of accounting in accordance with IFRS.

Article 4
NET INCOME AND NET REALIZED CAPITAL GAINS

4.1	Valuation on Distribution Date

As at the Valuation Time on the last Valuation Date in each Fiscal Year or such other date as the Manager may, in its sole discretion, determine (a “Distribution Date”), the Manager shall, in the manner hereinafter provided, determine the amount of the Net Income and the Net Realized Capital Gains of the Trust for the period since the immediately preceding Distribution Date (or in the case of the first Distribution Date, from the inception date of the Trust).

4.2	Computation of Net Income and Net Realized Capital Gains

The Net Income and the Net Realized Capital Gains of the Trust shall be computed as of the Valuation Time on each Distribution Date in accordance with the following;

(a)	“Net Income” for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof that relate to the calculation of income of a trust, other than subsection 104(6), and taking into account such adjustments thereto as are determined by the Manager; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b)	“Net Realized Capital Gains” of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the taxation year exceeds:

(i)	the aggregate of the capital losses of the Trust in the taxation year; and

(ii)	the amount determined by the Manager in respect of any unapplied net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the applicable taxation year and provided that, in the sole discretion of the Manager, the Net Realized Capital Gains of the Trust for a taxation year may be calculated without subtracting the full amount of the net capital losses of the Trust carried forward from previous taxation years.

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4.3	Distribution of Net Income and Net Realized Capital Gains to Unitholders

(a)	Commencing with the Fiscal Year ending December 31, 2017, the Manager intends to cause the Trust to make annual distributions to Unitholders of Net Income, if any, for each year calculated in accordance with Section 4.2. Commencing with the Fiscal Year ending December 31, 2017, the Manager also intends to cause the Trust to make annual distributions to Unitholders of such portion of Net Realized Capital Gains, if any, for each year as determined in accordance with Section 4.2 hereof. All such distributions to Unitholders, including the amount of Net Income and Net Realized Capital Gains, as applicable, allocated to each Unitholder, are in the discretion of the Trustee, acting on the direction of the Manager.

(b)	Having regard to the present intention of the Manager to allocate, distribute and make payable to Unitholders all Net Income or Net Realized Capital Gains so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, it is the intention of the Manager that the total amount due and payable pursuant to this Section 4.3 on the last Distribution Date in any year shall not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust’s entitlement to a capital gains refund, if any.

(c)	The Manager may direct that such distribution or payment shall be due and payable by the Trust in cash or in additional Units. Where distributions are payable in additional Units, the Registrar and Transfer Agent, acting on the direction of the Manager, may round up or round down the number of Units in order to avoid the Trust issuing fractional Units. Any additional Units that are issued in this manner shall be of the same class or series of a class at a price equal to the Net Asset Value per Unit as at the Valuation Time on the applicable Distribution Date and the Units shall be immediately consolidated so that the number of outstanding Units following the distribution shall equal the number of Units outstanding prior to the distribution, and the Manager is hereby irrevocably constituted attorney for each Unitholder to so apply such distributions on behalf of each Unitholder on the relevant Distribution Date. Notwithstanding the foregoing, where Canadian tax is required to be withheld in respect of a Unitholder’s share of a distribution paid in Units, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of the total of the number of whole or fractional Units withheld by the Trust to satisfy the Trust’s withholding obligations and the number of whole or fractional Units withheld pursuant to Section 4.5 on account of the reasonable expenses incurred in respect of the sale of such Units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder’s original Units in exchange for a Unit Certificate representing such Unitholder’s post-consolidation Units.

(d)	Distributions, if any, of Net Income or Net Realized Capital Gains will generally be made to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to any relevant Distribution Date. The amounts to be paid to a Unitholder shall be the amount of Net Income or Net Realized Capital Gains determined as described in Section 4.2 and Section 4.3 divided by the total number of Units outstanding on the Distribution Date multiplied by the number of Units held by such Unitholder on the applicable Distribution Date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of Net Income and Net Realized Capital Gains to Unitholders that redeemed Units during the year, including as described in Subsection 6.4(b).

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(e)	All distributions, if declared and paid, shall be calculated and, if a cash distribution, paid in United States currency.

4.4	Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to Unitholders as described under Section 4.3 hereof, on the direction of the Manager, the Trust shall at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Unit, payable at such time or times and to Unitholders of record on such Distribution Date, as from time to time may be determined by the Manager, and also make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

4.5	Withholding Taxes

The Manager shall deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distributions, whether such distributions are in the form of cash, additional Units or otherwise. In the event of a distribution in the form of additional Units, subject to applicable Securities Legislation, the Manager may sell Units of such Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager shall have the power of attorney of such Unitholder to do so. Any such sale shall be made in compliance with applicable Securities Legislation on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder shall cease to be the holder of such Units. In the event that the net proceeds of any such sale of a Unitholder’s Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager shall remit such excess to the Unitholder.

4.6	Income Tax Statements

(a)	On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required by the Tax Act, the Manager shall prepare and deliver or make available electronically, or cause to be prepared and delivered or made available electronically, to Unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required or permitted by the Tax Act or which is necessary to permit Unitholders to complete their individual income tax returns for the preceding year. For greater certainty, the Manager may fulfill its obligations under this Section 4.6(a) by making or causing to be made available electronically via CDS all such information to the CDS Participants who hold Units on behalf of Unitholders.

(b)	It is the Manger’s intention to claim the maximum amount of deduction available to the Trust under paragraph 104(6)(b) of the Tax Act for each relevant Fiscal Year of the Trust. In the event that amounts that were allocated, distributed or paid to Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant Fiscal Year, then the Manager shall have the discretion to increase its claim under paragraph 104(6)(b) of the Tax Act for that Fiscal Year, which shall include the discretion to issue new or amended tax reporting slips to the relevant Unitholders or former Unitholders and to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Unitholders out of the income of the Trust.

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4.7	Qualified Electing Trust Election and Reporting

Within 45 days from the end of each taxable year of the Trust, the Manager shall provide or cause to be provided to Unitholders all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a “qualified electing fund” within the meaning of Section 1295 of the Code (a “QEF”) for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election including, but not limited to, providing or causing to be provided to Unitholders or beneficial owners of Units, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager shall comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF.

4.8	Tax Definitions

Unless the context otherwise requires, any term in this Article 4 which is defined for the purposes of the Tax Act shall have for the purposes of this Article 4 the meaning that it has for the purposes of the Tax Act.

Article 5
SALE AND TRANSFER OF UNITS

5.1	Allotment and Issue

(a)	Within the limitations of this Article 5, the Registrar and Transfer Agent, on the direction of the Manager, shall allot and issue Units at such time or times at such price and in such manner, and to such Person or Persons as the Manager in its sole discretion shall determine, having regard to such matters as would be considered by the board of directors of a CBCA Corporation when issuing shares in comparable circumstances.

(b)	Notwithstanding Subsection 5.1(a), the Trust’s initial distribution of Units shall be made on the Arrangement Effective Date in accordance with the terms of the Arrangement. The Manager shall not direct the Registrar and Transfer Agent to allot and issue Units of the same class subsequent to the Arrangement Effective Date, except: (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Unit distribution in connection with an income distribution. Immediately after a pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated as described in Section 4.3 hereof such that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution, subject to any reduction contemplated in Section 4.5 where withholding is required. Subject to the foregoing, the Trust may also allot and issue additional classes of Units or series of Units within each class at such time or times, and in such manner, as the Manager in its sole discretion shall determine.

(c)	Pursuant to Section 2.1, the Initial Unit shall be issued to the Settlor as fully paid in respect of the initial contribution to the Trust by the Settlor in order to settle the Trust as a trust. Subscriptions for Units to be issued in any offering subsequent to the Arrangement Effective Date will be subject to rejection or allotment by the Manager in whole or in part. If the Manager has not approved the subscription, the Manager shall so advise the subscriber within two days of the receipt of the subscription and forthwith return to the subscriber the amount tendered by the subscriber with his, her or its subscription without interest.

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5.2	CDS Non-Certificated Inventory System and DTC Book-Entry Only System

It is anticipated that CDS will record the CDS Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the Non-Certificated Inventory System. The record of CDS will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by CDS in the Non-Certificated Inventory System and the recording of information in the books and records of the Trust. However, the Trustee will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by CDS reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. If CDS notifies CDS Participants that it is unwilling or unable to continue in connection with the Non-Certificated Inventory System in respect of the Trust, or if at any time CDS or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the Non-Certificated Inventory System, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable CDS Participants make alternative arrangements.

It is anticipated that DTC will record the DTC Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the book-entry only system. The record of DTC will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the book-entry only system by DTC Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by DTC in the book-entry only system and the recording of information in the books and records of the Trust. However, the Trustee will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by DTC reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the book-entry only system by DTC Participants. If DTC notifies DTC Participants that it is unwilling or unable to continue in connection with the book-entry only system in respect of the Trust, or if at any time DTC or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the book-entry only system, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable DTC Participants make alternative arrangements.

5.3	Transfer of Units

(a)	Units shall be, for all purposes of the Trust and this Trust Agreement, personal and moveable property, and subject to Section 5.2 and Subsections 5.3(b) and 5.3(c) shall be transferable at any time and from time to time by endorsement and delivery of such evidence or instrument of transfer as the Manager or the Registrar and Transfer Agent may accept. If Unit Certificates are issued to Unitholders, transfers shall be recorded on the Register and shall only become effective when so recorded.

(b)	The Units are freely transferable and the Manager shall not impose any restriction on the transfer of Units unless such restriction is necessary, in the opinion of Counsel to the Trust, as a condition of obtaining or maintaining the status of the Trust as a “mutual fund trust” under the Tax Act or to obtain, maintain or renew any licences, rights, status or powers pursuant to any other Applicable Laws or comply with Securities Legislation. If any such restriction is or becomes necessary, the Manager shall have the power to restrict the transfer of Units on the books of the Trust and shall promptly direct the Registrar and Transfer Agent, with notice to the Trustee.

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(c)	Notwithstanding the foregoing, the Manager may determine not to take any of the actions described above if the Manager has been advised by its Counsel that the failure to take any of such actions would not adversely impact the status of the Trust as a “mutual fund trust” for purposes of the Tax Act or, alternatively, may take such other action or actions as may be necessary to maintain the status of the Trust as a “mutual fund trust” for purposes of the Tax Act.

5.4	Successors in Interest of Unitholders

Any Person becoming entitled to any Units as a consequence of the death, bankruptcy, insolvency or incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units in the Register maintained in accordance with Section 17.2 hereof, upon production of evidence thereof, satisfactory to the Registrar and Transfer Agent in accordance with Section 5.7 hereof, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the legal and beneficial holder of such Units for all purposes whether or not the Trust, the Manager, or the Registrar and Transfer Agent shall have actual or other notice of such death, bankruptcy, insolvency, incompetence or other event.

5.5	Units held Jointly or in Fiduciary Capacity

The Manager or the Registrar and Transfer Agent may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded as a holder of any Unit may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.6	Purchases for Cancellation

The Trust may at any time and from time to time purchase Units for cancellation at prices not exceeding the Net Asset Value per Unit on the Valuation Date immediately prior to such purchase, subject to compliance with applicable Securities Legislation and stock exchange requirements.

5.7	Death, Bankruptcy, Insolvency or Incompetence of a Unitholder

Neither the Trust nor the Manager shall be affected by any notice of death, bankruptcy, insolvency, incompetence or other event affecting a Unitholder but they may, nonetheless, upon becoming aware of any such event, take such action as they may deem appropriate to ensure compliance with Applicable Laws to the extent each is obliged hereunder to ensure such compliance and they shall not become liable to a Unitholder for so doing. Any Person becoming entitled to any Units in consequence of the death, bankruptcy, insolvency, incompetence or other event of any Unitholder, the transfer of Units, or otherwise by operation of law, shall be recorded as the holder of such Units upon production to the Registrar and Transfer Agent of the proper evidence thereof. Until such production is made, the Unitholder of record shall be deemed to be the holder of such Units for all purposes hereof and the Registrar and Transfer Agent, the Manager, the Trustee and the Trust shall not be affected by any notice of such death, bankruptcy, insolvency, incompetence or other event and, in particular, shall not be affected by reason that a transfer of Units is processed, or the Net Asset Value per Unit for the purposes of redemption is calculated, on the day when the actual transfer or redemption of Units occurs and not on the day when notice of death, bankruptcy, insolvency, incompetence or other event is received by the Registrar and Transfer Agent or the Manager. Notwithstanding the foregoing, upon receipt from a Unitholder of notice that his or her Units have been pledged or otherwise encumbered, the Manager or the Registrar and Transfer Agent may, but need not, place such restrictions on transfer of the affected Units as are deemed appropriate by the Manager in its discretion.

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5.8	Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising hereunder nor give such Unitholder’s legal representatives a right to an accounting or to take any action in the Courts or otherwise against other Unitholders or the Manager, or the Trust Property, but shall merely entitle the personal representative of the deceased Unitholder to be registered as the holder of such Units pursuant to the provisions of Sections 5.4 and 5.7 in place of the deceased Unitholder and upon acceptance thereof such personal representative shall succeed to all rights of the deceased Unitholder hereunder.

5.9	Lost Unit Certificates

If Unit Certificates are issued to Unitholders and any Unit Certificate is lost, stolen, destroyed or mutilated, the Manager may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Manager may in its discretion, before the issuance of such new Unit Certificate, require the holder of the lost, stolen, destroyed or mutilated Unit Certificate, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Manager may deem necessary and may require the subscriber to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Manager may direct indemnifying the Manager and the Registrar and Transfer Agent for so doing. The Manager or the Registrar and Transfer Agent shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificate. The Trust shall pay all premiums and other sums of money payable for such purpose out of the Trust Property with such contribution, if any, by those insured as may be determined by the Manager. If such blanket lost security bond is acquired, the Manager may authorize and direct (upon such terms and conditions as the Manager may from time to time impose) the Registrar and Transfer Agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Manager.

5.10	Declaration as to Beneficial Owner

The Manager may require any Unitholder as shown on the Register to provide a declaration, in the form prescribed by the Manager, as to the beneficial owner of Units registered in such Unitholder’s name and as to the jurisdiction in which such beneficial owner is resident.

Article 6
REDEMPTION OF UNITS

6.1	Redemption of Units for Bullion

Subject to Section 6.1.1 and the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for Bullion as follows:

(a)	All redemptions of Units for Bullion shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)	Units redeemed for Bullion shall have a redemption value equal to the aggregate value of the Class Net Asset Value per Unit of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed. Certain expenses described in Subsection 6.1(d) shall be subtracted from the value of the redeemed Units and the resulting amount the Unitholder shall receive shall be referred to herein as the “Redemption Amount”.

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(c)	Redemption requests must be for a Minimum Bullion Redemption Amount. The amount of Bullion a redeeming Unitholder is entitled to receive shall be determined by the Manager, who shall, subject to Subsection (i) below, allocate the Redemption Amount to physical gold and silver bullion in direct proportion to the value of physical gold and silver bullion held by the Trust at the time of redemption (each, a “Bullion Redemption Amount”). The quantity of each particular metal delivered to a redeeming Unitholder shall be dependent on the applicable Bullion Redemption Amount and the number and individual weight of London Good Delivery bars of that metal that are held by the Trust on the redemption date. Any Bullion Redemption Amount in excess of a London Good Delivery bar or an integral multiple thereof of the particular metal to be delivered to the redeeming Unitholder shall be paid in cash.

(d)	A Unitholder redeeming Units for Bullion will be responsible for the expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the Bullion Redemption Notice, the delivery of the Bullion for the Units that are being redeemed and the applicable fees charged by the Bullion Custodian in connection with such redemption, including but not limited to gold and silver storage in-and-out fees, transfer fees, pallet repackaging fees and pallet banding fees.

(e)	A Unitholder that owns a sufficient number of Units who desires to exercise redemption privileges for Bullion must do so by instructing his, her or its Broker, who must be a DTC Participant or a CDS Participant, to deliver to the Registrar and Transfer Agent (at its office in Toronto, Ontario) on behalf of the Unitholder a Bullion Redemption Notice of the Unitholder’s intention to redeem Units for Bullion. A Bullion Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Bullion Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

(f)	Except as provided under Section 6.6 and subject to Subsections (g) and (h) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Bullion Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(g)	Once a Bullion Redemption Notice is received by the Registrar and Transfer Agent, the Registrar and Transfer Agent, together with the Manager, shall determine whether such Bullion Redemption Notice complies with the applicable requirements, is for a minimum of the Minimum Bullion Redemption Amount, and contains delivery instructions that are acceptable to the armoured service transportation carrier. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, the Registrar and Transfer Agent will provide a notice to such redeeming Unitholder’s Broker confirming that the Bullion Redemption Notice was received and determined to be complete.

(h)	Any Bullion Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or for a minimum redemption amount of the Minimum Bullion Redemption Amount, or in an amount that cannot be satisfied based on the bar sizes of Bullion owned by the Trust shall for all purposes be void and of no effect, and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice does not comply with the applicable requirements, the Registrar and Transfer Agent will provide a notice to such Unitholder’s Broker explaining the deficiency.

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(i)	If the Bullion Redemption Notice is determined to have complied with the foregoing requirements in this Section 6.1, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of Bullion and the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation. Due to the fact that London Good Delivery bars of gold vary in weight from 350 to 430 troy ounces and London Good Delivery bars of silver vary in weight from 750 to 1,000 troy ounces, the Registrar and Transfer Agent and the Manager shall have some discretion on the amount of Bullion the redeeming Unitholder will receive based on the weight of London Good Delivery bars of gold and silver owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Unitholder. In addition, the amount of Bullion a redeeming Unitholder may be entitled to receive will be determined by the Manager by allocating the Redemption Amount between the applicable Bullion Redemption Amounts in addition to meeting the requirement for a minimum aggregate redemption amount. Notwithstanding the foregoing, a redeeming Unitholder may not receive Bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Unitholder will not receive any of that metal. Once such determination has been made, the Registrar and Transfer Agent will inform the Broker through which the Unitholder has delivered its Bullion Redemption Notice of the amount of Bullion and cash that the redeeming Unitholder will receive upon the redemption of the Unitholder’s Units.

(j)	Based on instructions received from the Manager, the Bullion Custodian will release the requisite amount of Bullion from its custody to the armoured transportation service carrier pursuant to Section 6.2.

(k)	As directed by the Manager, any cash to be received by a redeeming Unitholder in connection with a redemption of Units for Bullion pursuant to this Section 6.1 will be delivered or caused to be delivered by the Manager to the Unitholder’s brokerage account within 10 Business Days after the month in which the redemption is processed.

6.1.1	Redemption for Bullion - Exception

Unitholders that are constituted and authorised as undertakings for collective investment in transferable securities (UCITS) or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving Bullion may only redeem Units for cash pursuant to Section 6.3 hereof.

6.2	Manner of Payment - Bullion

(a)	A Unitholder redeeming Units for Bullion will receive the Bullion from the Bullion Custodian. Bullion received by a Unitholder as a result of a redemption of Units will be delivered by armoured transportation service carrier pursuant to delivery instructions provided by the Unitholder. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder. Such Bullion can be delivered:

(i)	to an account established by the Unitholder at an institution located in North America authorized to accept and hold London Good Delivery bars;

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(ii)	in the United States, to any physical address (subject to approval by the armoured transportation service carrier);

(iii)	in Canada, to any business address (subject to approval by the armoured transportation service carrier); and

(iv)	outside of the United States and Canada, to any address approved by the armoured transportation service carrier.

(b)	Costs associated with the redemption of Units and the delivery of Bullion will be borne by the redeeming Unitholder. Also, the redeeming Unitholder will be responsible for in-and-out fees charged by the Bullion Custodian. Unitholders interested in redeeming Units for Bullion should contact the Manager for current costs associated with the delivery of Bullion pursuant to the Unitholder’s delivery instructions.

(c)	The armoured transportation service carrier will receive Bullion in connection with a redemption of Units approximately 10 Business Days after the end of the month in which the redemption is processed. Once Bullion representing the redeemed Units has been placed with the armoured transportation service carrier, the Bullion Custodian will no longer bear the risk of loss of, and damage to, such Bullion. In the event of a loss after the Bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust.

6.3	Redemption of Units for Cash

Subject the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for cash as follows:

(a)	All redemptions of Units for cash shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)	Unitholders whose Units are redeemed for cash will be entitled to receive a redemption price per Unit equal to 95% of the lesser of:

(i)	the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and

(ii)	the Class Net Asset Value of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date.

(c)	Cash proceeds from the redemption of Units will be transferred to a redeeming Unitholder approximately three Business Days after the end of the month in which such redemption request is processed by the Trust.

(d)	To redeem Units for cash, a Unitholder must instruct the Unitholder’s Broker to deliver a Cash Redemption Notice to the Registrar and Transfer Agent (at its office in Toronto, Ontario). A Cash Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Cash Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

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(e)	Except as provided under Section 6.6 and Subsection 6.3(f)) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Cash Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(f)	Any Cash Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. For each Cash Redemption Notice, the Registrar and Transfer Agent shall notify the redeeming Unitholder’s Broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

(g)	Upon receipt of the Cash Redemption Notice, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation.

6.4	Effect of Redemption

(a)	Determination of the Class Net Asset Value for the applicable class or series of a class of Units being redeemed under Section 6.1 or Section 6.3, as applicable, shall constitute a redemption of the Units being so redeemed and the Unitholder shall thereafter cease to have any further rights with respect to such Units and, upon payment of the redemption proceeds (plus the amount of any distribution declared but not paid on the Units redeemed as of the effective date of the Bullion Redemption Notice or the Cash Redemption Notice), the Manager, the Trustee and the Trust shall be discharged from all liability to the Unitholder with respect to the Units so redeemed and the amount so paid.

(b)	In accordance with Article 4 where a Unitholder has requested a redemption during the year pursuant to Section 6.1 or Section 6.3 hereof, the Manager, in its sole discretion, may allocate and, where applicable, designate to such Unitholder an amount equal to any Net Income or Net Realized Capital Gains realized by the Trust for the year as a result of the disposition of any Trust Property to satisfy the Bullion Redemption Notice or the Cash Redemption Notice, as the case may be, given by such Unitholder or such other amount that is determined by the Manager to be reasonable. Without limiting the generality of the foregoing, the Manager may also allocate and, where applicable, designate to such Unitholder a portion of any income or capital gains of the Trust for the year that otherwise would only have been allocated under Subsection 4.3(d) to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to a Distribution Date occurring in the year.

6.5	Joint Holders

Where a Unit to be redeemed is registered in more than one name, the redemption proceeds shall be deemed to be owed to the holders of such Unit upon joint account and may be paid to all or any of such registered holders and the payment to and/or receipt by all or any of such registered holders shall constitute a valid discharge of the Trust for the proceeds so paid or delivered.

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6.6	Suspension of Redemption Right

(a)	The Manager, on behalf of the Trust, may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds (whether Bullion and/or cash, as the case may be) with the prior approval of Canadian Securities Authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the Net Asset Value of the Trust and the Net Asset Value per Unit or the redemption amount for the Units.

(b)	In the event of any such suspension, the Manager shall issue a press release announcing the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests shall be advised by the Manager of the suspension and that the redemption shall be effected at a price determined on the first Valuation Date that the Net Asset Value per Unit is calculated following the termination of the suspension. All such Unitholders shall have, and shall be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager shall issue a press release announcing the termination of the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. Subject to applicable Securities Legislation, any declaration of suspension made by the Manager, on behalf of the Trust, shall be conclusive.

(c)	During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units. As noted above, in the event of any such suspension or termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

6.7	Performance of Trusts

The Manager, the Trustee, the Unitholders, the Registrar and Transfer Agent, the Valuation Agent or other agent of the Trust shall not be bound to recognize or see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interests therein by any such Unitholder or his or her personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as a Unitholder on the Register.

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Article 7

POWERS AND DUTIES OF THE TRUSTEE

7.1	General Powers

The Trustee, subject only to the specific limitations contained in this Trust Agreement, shall have full, absolute, and exclusive power, control and authority over the Trust Property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the Investment Policy. In construing the provisions of this Trust Agreement, presumption shall be in favour of the granted powers and authority to the Trustee.

7.2	Specific Powers

The enumeration of specific powers and authorities herein are in addition to the general powers granted in Section 7.1 or by statute and shall not be construed as limiting the general powers or authority or any other specific power or authority conferred herein on the Trustee.

Subject to the specific limitations contained in this Trust Agreement and without any action or consent by the Unitholders, the Trustee shall have and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)	to hold the Trust Property other than the Bullion that it may acquire hereunder exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b)	to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, Bullion and to retain the same in trust hereunder in its capacity as Trustee; provided, however, that the Trustee shall have no responsibility for the custody, authenticity or validity of title of any Trust Property consisting of such Bullion held by the Bullion Custodian including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c)	subject to Subsection 8.1(b) and Subclause 11.2(b)(iii)(G) hereof, with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other such Trust Property (other than the Bullion) of a kind permitted pursuant to the Investment Policy and to hold and retain the same in trust hereunder in its capacity as Trustee;

(d)	to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of such Trust Property held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its Affiliates;

(e)	to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any such Trust Property held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f)	to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee shall not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

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(g)	subject to applicable Securities Legislation, to lend money whether secured or unsecured;

(h)	to exercise any Corporate Action in connection with any such Trust Property at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any such Trust Property which it may so acquire and generally to exercise any of the powers of any owner with respect to such Trust Property, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with Subsection 7.3(a), the Trustee shall take no action;

(i)	to vote personally, or by general or by limited proxy, any such Trust Property which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any Trust Property held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the Voting Materials forwarded to it in accordance with Subsection 7.3(b), the Trustee shall take no action;

(j)	to incur and pay out of such Trust Property held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the Management Fee, fees payable to the Bullion Custodian, the Custodian, the Valuation Agent and the Registrar and Transfer Agent, custodian settlement fees, any expenses related to the implementation and on-going operation of the Independent Review Committee, brokerage fees and commissions, federal and provincial income taxes, goods and services taxes and withholding taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or such Trust Property or upon or against such Trust Property or any part thereof and for any of the purposes herein;

(k)	to renew or extend or participate in the renewal or extension of any such Trust Property held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any such Trust Property or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any such Trust Property, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l)	to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers herein granted, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

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(m)	in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against such Trust Property held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing shall be paid out of the Trust Property and shall constitute a charge against the Trust Property until paid;

(n)	to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit such Trust Property held by it at any time with the counterparty as margin and to grant security interest therein;

(o)	to deposit any such Trust Property, including securities and documents of title held by it hereunder, with the Custodian, including the Trustee, any of its Affiliates, a sub-custodian appointed by the Trustee or a Depository;

(p)	to employ in respect of the Trust such Counsel, auditors, advisors, agents or other Person as the Trustee may deem necessary from time to time for the purpose of discharging its duties hereunder and to pay out of the Trust their reasonable expenses and compensation;

(q)	to issue Units for consideration, and redeem Units, as set forth herein;

(r)	to dispose of any Trust Property for the purpose of paying obligations of the Trust or for repaying any loan authorized hereby and the Trustee shall give prompt notice to the Manager of any such disposition;

(s)	to hold such portion of the such Trust Property held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its Affiliates or with a chartered bank or other Depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(t)	to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Trustee except as specifically provided in this Trust Agreement; and

(u)	to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust established hereunder.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

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The following enumerated powers shall only be exercised by the Trustee on the direction of the Manager or any Investment Manager: Subsections 7.2(b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n) and (q), and with respect to Subsection 7.2(n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible hereunder, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

7.3	Forwarding Materials

(a)	With respect to the Corporate Actions referred to in Subsection 7.2(h), the Trustee shall promptly forward to the Manager (or on direction from the Manager, to an Investment Manager), a notice:

(i)	that contains a summary of any information or materials which are actually received by the Trustee; and

(ii)	which requests directions from the Manager with respect to such Corporate Action, where required.

(b)	With respect to Voting Materials (including all proxies, proxy solicitation materials and other communications received by the Trustee relating to securities forming part of the Trust Property), the Trustee shall promptly forward, or arrange to have promptly forwarded, to the Manager (or to such Investment Manager which the Manager has designated as having responsibility for a security which forms part of the Trust Property) such materials.

(c)	Other than as described in Subsections 7.3(a) and 7.3(b), the Trustee shall not be obligated to forward or summarize any securityholder communications, including securityholder mailings, notices or reports.

(d)	The Trustee shall have no responsibility or liability for ensuring the accuracy or adequacy of such third party information contained in any summary of Corporate Action materials or information described in Subsection 7.3(a) or Voting Materials described in Subsection 7.3(b).

7.4	Dealing with Others and Self

Subject to the foregoing, the Trustee may, and is hereby expressly authorized from time to time, in its sole discretion, to appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, the Trustee may:

(a)	purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise);

(b)	use in other capacities, knowledge gained in its capacity as Trustee hereunder; provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the Trust Property or the Units;

(c)	retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

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(i)	hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

(ii)	hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its Affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and,

(d)	provide financial, investment or brokerage services related to any securities which form part of the Trust Property or to the issuer of any securities forming part of the Trust Property, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed herein, all without being liable to account therefor and without being in breach of the trust established hereunder.

Article 8
POWERS AND DUTIES OF THE MANAGER

8.1	Powers of the Manager

(a)	The Manager hereby reserves and retains full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services to the Trust Property and all clerical, administrative and operational services to the Trust as set forth in this Article 8 or elsewhere in this Trust Agreement or in the Management Agreement.

(b)	For greater certainty, it is hereby confirmed that the Trustee shall have no responsibility for the investment management of the Trust Property or for any investment decisions in respect of the Trust save and except for carrying out the instructions given to it pursuant to this Trust Agreement.

8.2	Duties of the Manager

(a)	Except as otherwise expressly provided herein, the Manager shall have the following duties with respect to the Trust:

(i)	to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such Investment Policy, provided that the Investment Policy applicable to the Trust must concur with those set forth in Article 23 or any current Disclosure Document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such Investment Policy shall be subject to the consent or approval of the Unitholders in the manner provided for in Article 21;

(ii)	to ensure that the Trust complies with Applicable Laws including those relating to the investment of the Trust Property, the distribution of the Units and applicable stock exchange listing requirements;

(iii)	to monitor the performance of the Bullion and other Trust Property;

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(iv)	to provide services in respect of the Trust’s daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of Units (including the acceptance and rejection of subscriptions, Bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Bullion Redemption Notices and Cash Redemption Notices to the Registrar and Transfer Agent for processing, and any other services not otherwise specifically contemplated by this Trust Agreement;

(v)	to offer Units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of Units and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of Units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a Unitholder;

(vi)	to determine from time to time the form of Unit Certificates;

(vii)	to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

(viii)	to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in this Trust Agreement and the Management Agreement;

(ix)	to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the Unitholders and be responsible for all aspects of the Trust’s relationship with Unitholders, including the preparation for and holding of meetings of Unitholders, and other services for the provision of information to Unitholders;

(x)	to establish general matters of policy and governance of the Trust subject, where specifically provided in this Trust Agreement, to the approval of the Trustee;

(xi)	to establish the Trust’s operating expense budgets and to authorize the payment of actual operating expenses incurred;

(xii)	to appoint the Auditors and to change the Auditors (with the prior consent of the Trustee and the Independent Review Committee, and after providing notice to the Unitholders pursuant to Section 17.3);

(xiii)	to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each Fiscal Year;

(xiv)	to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

(xv)	to appoint the Bullion Custodian to hold the Bullion and the Custodian to hold the Trust Property other than the Bullion, all of which appointments shall be subject to the approval of the Trustee and any applicable Securities Authorities having jurisdiction over the Trust;

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(xvi)	to calculate the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit in accordance with Sections 3.5, 3.6, 3.7 and 3.8 hereof, as applicable, to appoint the Valuation Agent and to review the valuation of the Trust Property as calculated by such Valuation Agent on each Valuation Date and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

(xvii)	to appoint a Registrar and Transfer Agent and distribution disbursing agent (which may be the Registrar and Transfer Agent or an Affiliate thereof) to make distributions of Net Income and Net Realized Capital Gains and other distributions in accordance with Article 4 and to pay cash redemption proceeds in accordance with Section 6.1 or Section 6.3 on behalf of the Trust;

(xviii)	to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(xix)	to apply for listing of the Units on the NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate Securities Authorities or stock exchanges any other documents that are required or appropriate under relevant Securities Legislation or stock exchange rules and regulations in respect of the Trust;

(xx)	to prepare, execute and file with the appropriate Securities Authorities the Disclosure Documents, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable Securities Legislation;

(xxi)	to prepare, certify, execute and distribute to Unitholders and file with the Securities Authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of Units, including such interim financial statements, audited annual financial statements, reports to Unitholders and other disclosure as may be required under applicable Securities Legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(xxii)	to determine and compute for distribution purposes the Net Income and Net Realized Capital Gains of the Trust and, subject to Sections 4.3, 4.4 and 4.5, determine when, to what extent, and in what manner distributions shall be made payable to Unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(xxiii)	to authorize the issuance of additional Units pursuant to Section 4.7 and the consolidation of the Units outstanding after such a distribution;

(xxiv)	to direct the Registrar and Transfer Agent regarding the allotment and issue of Units in accordance with Section 5.1;

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(xxv)	to accept or reject any Units tendered for redemption in accordance with Article 6;

(xxvi)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to Unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit Unitholders to complete their individual tax returns for the preceding year;

(xxvii)	on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by Applicable Laws;

(xxviii)	as set forth in full in Section 4.7 hereof, within 45 days from the end of each taxable year of the Trust, to provide Unitholders with all information necessary to enable Unitholders or beneficial owners of Units, as applicable to elect to treat the Trust as a QEF for U.S. federal income tax purposes, including a completed “PFIC Annual Information Statement”;

(xxix)	to use its best efforts to ensure that the Trust qualifies at all times as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;

(xxx)	to keep proper records relating to the performance of its duties as Manager hereunder, which records shall be accessible for inspection by the Trustee, its agents, or the Manager’s agents, including the Investment Manager and the Auditors, at any time, upon reasonable notice, during ordinary business hours;

(xxxi)	on or before 90 days following December 31 in each year, to provide the Trustee with a certificate of compliance (“Annual Certificate of Compliance”) substantially in the form attached as Schedule “A” hereto and a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(xxxii)	on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance (“Interim Certificate of Compliance”) substantially in the form attached as Schedule “B” hereto;

(xxxiii)	to delegate any or all of the powers and duties of the Manager contained in this Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Manager except as specifically provided in this Trust Agreement; and

(xxxiv)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Trust Agreement.

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(b)	The Manager may act as the Investment Manager to the Trust with responsibility for implementing the Investment Policy, including providing investment advisory and portfolio management services to the Trust, or arrange for the implementation of such Investment Policy or portfolio management services by appointing, on behalf of the Trust, one or more Investment Managers, and delegating any of its investment advisory responsibilities to such Investment Managers. The Manager, on behalf of the Trust, shall enter, in its sole discretion, into an investment management agreement with any such Investment Manager to act for all or part of the portfolio investments of the Trust and shall advise the Trustee of such appointment. The appointment of any such Investment Manager shall be deemed to be effective upon the later of the date of receipt by the Trustee of a direction notifying the Trustee of such appointment or the effective date specified therein and such appointment shall continue in force until receipt by the Trustee of a direction containing notice to the contrary. Any instructions from an Investment Manager shall be deemed to be instructions of the Manager pursuant to the provisions hereof. The Trustee shall also be entitled to rely conclusively on and shall be fully protected in acting in accordance with the direction of the Investment Manager in the exercise of powers conferred by this Trust Agreement. The Investment Manager will be a Person or Persons who, if required by Applicable Laws, will be duly registered and qualified as a portfolio manager under applicable Securities Legislation and will determine, in its sole discretion, which portfolio securities and other assets of the Trust shall be purchased, held or sold and shall execute or cause the execution of purchase and sale orders in respect such determinations. The Manager shall ensure that any Investment Manager appointed hereunder shall act in accordance with the Investment Policy and Applicable Laws.

(c)	Any Investment Manager shall have the right to resign as Investment Manager of the Trust by giving notice in writing to the Manager and the Trustee not less than 60 days prior to the date on which such resignation is to take effect. The Manager may at any time terminate the appointment of any Investment Manager of the Trust by giving notice in writing to the Trustee and the Investment Manager not less than 60 days prior to the date on which such resignation is to take effect. The Manager, in its sole discretion, may appoint a successor investment manager of the Trust. If prior to the effective date of the Investment Manager’s resignation, a successor investment manager is not appointed, the Manager shall assume the duties and responsibilities of such investment manager until such time as a successor shall be appointed and/or approved, as the case may be.

8.3	Portfolio Execution

The Manager may open accounts, including margin accounts, for the Trust with any brokerage firms, banks or others and may invest assets of the Trust in, and may conduct, maintain and operate these accounts for, the purchase, sale and exchange of stocks, bonds and other securities, and in connection therewith, may borrow money or securities on behalf of the Trust to complete trades, obtain guarantees, pledge securities and engage in all other activities necessary or incidental to conducting, maintaining and operating such accounts in connection with the performance of investment advisory and portfolio management services for the Trust.

8.4	Soft Dollar Transactions

The Manager may, to the fullest extent now or hereafter permitted by applicable Securities Legislation regarding soft dollar transactions, cause the Trust to enter into soft dollar arrangements and to effect transactions pursuant to such soft dollar arrangements.

8.5	Distributors

The Manager shall make or cause to be made such arrangements as are expedient for the distribution of Units, having regard to the requirements of Applicable Laws and applicable stock exchange rules and regulations respecting such distribution of Units in the jurisdiction or jurisdictions in which they are to be distributed.

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Article 9
INDEPENDENT REVIEW COMMITTEE

9.1	Independent Review Committee

(a)	Pursuant to the requirements contained in NI 81-107, the Manager shall establish an Independent Review Committee for the Trust. The Independent Review Committee shall consist of at least three members, each of whom shall be independent of the Manager and its Affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an Independent Review Committee member’s judgement. The Independent Review Committee for the Trust may also act as the independent review committee for other investment funds managed by the Manager or any of its Affiliates.

(b)	The Manager shall refer all conflict of interest matters to the Independent Review Committee for its review and/or approval. The Manager shall establish a written charter for the Independent Review Committee which shall include its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager shall maintain records in respect of these matters and shall provide assistance to the Independent Review Committee in carrying out its functions. The Independent Review Committee shall conduct regular assessments and provide reports, at least annually, to the Trust and to Unitholders in respect of its functions. The report prepared by the Independent Review Committee shall be made available on the Trust’s website (www.sprottphysicalgoldandsilvertrust.com) or, at a Unitholder’s request, sent to the Unitholder at no cost.

(c)	The Independent Review Committee shall:

(i)	review and provide input on the Manager’s written policies and procedures that deal with conflict of interest matters;

(ii)	review conflict of interest matters referred to it by the Manager and make recommendations to the Manager regarding whether the Manager’s proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(iii)	consider and, if deemed appropriate, approve the Manager’s decision on a conflict of interest matter that the Manager refers to the Independent Review Committee for approval; and

(iv)	perform such other duties as may be required of the Independent Review Committee under applicable Securities Legislation.

(d)	All fees and expenses of the Independent Review Committee incurred in connection with its duties with respect to the Trust shall be paid by the Trust and the Independent Review Committee shall have the authority to retain, at the expense of the Trust, independent counsel or other advisors if the Independent Review Committee deems it appropriate to do so. The members of the Independent Review Committee shall be indemnified by the Trust, except in cases of wilful misconduct, bad faith, negligence or breach of their standard of care.

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Article 10
FEES, COMPENSATION AND EXPENSES

10.1	Trustee’s Fee

The Trustee shall be entitled to such compensation as may be agreed upon, from time to time but not less than annually, by the Trustee and the Manager by written agreement (the “Fee Agreement”). Such compensation, as well as all other disbursements made and expenses incurred (including out-of-pocket expenses) by the Trustee in the performance of its duties and obligations hereunder shall be paid by the Trust out of its Trust Property, unless such compensation, disbursements or expenses have been first paid by the Manager pursuant to the Fee Agreement. Unless other arrangements are agreed upon by the Manager, the Trustee shall receive no other compensation for its services as trustee hereunder but nothing herein shall prevent the Trustee from receiving additional compensation in connection with other services that may be performed by the Trustee for the Trust, including services performed for and dealings with the Trust by the Trustee other than in its capacity as trustee of the Trust including, but not limited to, as the Custodian of the Trust Property other than the Bullion and as the Valuation Agent.

10.2	Manager’s Fee

As compensation for providing management, administrative and investment management services to the Trust pursuant to this Trust Agreement and the Management Agreement, the Manager shall be entitled to receive a monthly management fee (the “Management Fee”) plus any applicable federal and provincial taxes, which shall be paid by the Trust at such times and in the amount specified in the Management Agreement.

10.3	Investment Manager’s Fee

As compensation for providing investment management services to all or any portion of the Trust Property, any Investment Manager appointed by the Manager from time to time shall be entitled to receive management fees in respect of each class or series of a class of Units calculated in such manner and payable at such times as the Manager and the Investment Manager may agree upon from time to time pursuant to a written agreement and subject to the requirements of applicable Securities Legislation. As at the date hereof, the Manager does not intend to appoint an Investment Manager for the Trust.

10.4	Bullion Custodian and Custodian’s Fees

As compensation for custodial services rendered to the Trust with respect to the Bullion and other Trust Property, the Bullion Custodian and the Custodian shall be entitled to receive such fees as the Manager may approve from time to time pursuant to a separate written agreement with each of the Bullion Custodian and the Custodian. If the Trustee also acts as the Custodian of the Trust Property other than the Bullion then the fees of the Custodian shall be set forth in the Fee Agreement between the Manager and the Trustee.

10.5	Expenses of the Trust

(a)	In connection with the Arrangement, the Trust will be responsible for paying the filing and listing fees of the applicable Securities Authorities and stock exchanges, the fees and expenses payable to the Registrar and Transfer Agent. All other costs and expenses in connection with the Arrangement, including the costs of creating and organizing the Trust, the costs of printing and preparing the Disclosure Documents, legal expenses, marketing and advertising expenses and other incidental expenses will be paid by the Manager.

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(b)	Except as otherwise provided herein and subject to the Management Agreement, the Trust shall be responsible for all costs and expenses incurred in connection with the on-going operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent, and the Valuation Agent; transaction and handling costs for the Bullion; storage fees for the Bullion; custodian settlement fees; counterparty fees; legal, audit, accounting, bookkeeping and record-keeping fees and expenses; costs and expenses of reporting to Unitholders and conducting Unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable Securities Authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, goods and services tax, and withholding taxes; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of Units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and on-going operation of the Independent Review Committee; costs and expenses arising as a result of complying with all Applicable Laws; and any expenditures incurred upon the termination of the Trust.

(c)	The Trust will be responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent or the Valuation Agent and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

Article 11
TRUSTEE LIABILITY AND INDEMNIFICATION

11.1	Standard of Care

The Trustee shall exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

11.2	Reliance

(a)	The Manager shall from time to time furnish the Trustee with a certificate of authorized signing authorities (“Certificate of Authorized Signing Authorities”) substantially in the form attached hereto as Schedule “C”, signed by its authorized officers setting out the name(s) and title(s) of the authorized officer(s) of the Manager and of any other Person(s) or representative(s), including any Investment Manager appointed by the Manager, and authorized to act on behalf of the Manager at the time specified in such certificate, together with specimen signatures of all such officers, Persons or representatives, and the Trustee shall be entitled to rely upon the identification of such Persons as specified in such certificate as the Person(s) entitled to act on behalf of the Manager for the purposes of this Trust Agreement until a later certificate respecting the same is delivered to the Trustee.

(b)	The Trustee shall:

(i)	be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper Person or Persons;

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(ii)	be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(iii)	not be responsible for or liable except as provided in accordance with this Trust Agreement for:

(A)	the proper application by any Unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such Unitholder as herein provided;

(B)	the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a Unitholder;

(C)	the compliance by any Unitholder with the rules under the Tax Act or any Applicable Laws including limits on investments in non-Canadian securities;

(D)	the validity of title to any Trust Property which the Trustee did not arrange itself to have registered;

(E)	any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or part of the Trust Property is held or which has jurisdiction over the Trustee, the Manager or the Trust;

(F)	any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for herein, in whole or in part;

(G)	any ongoing monitoring of the Investment Policy of the Trust as set out in Article 23 hereof or any risk factor whatsoever related thereto;

(H)	any Trust Property which it does not hold or which is not directly controlled by it, its Affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or the Bullion held by the Bullion Custodian; or

(I)	any compliance, reporting or filings in accordance with applicable Securities Legislation or United States tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the Additional Trustee Duties.

(c)	The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, Counsel or other professional advisors of the Trust and shall not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the Person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as trustee of the Trust and the Trustee acted in good faith in relying thereon.

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(d)	The Trustee shall in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any Investment Manager, the Bullion Custodian (if not the Trustee), the Custodian (if not the Trustee), the Valuation Agent (if not the Trustee), the Registrar and Transfer Agent (if not the Trustee), or any Person or organization to whom its responsibilities are delegated pursuant to this Trust Agreement.

11.3	General Disclaimer of Liability

(a)	The Trustee shall not be liable to the Trust or to any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the Net Asset Value of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof. In no event shall the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

(b)	The Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by it as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies or Trust Property shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustee, or for any other loss, damage or misfortune which may happen in the execution by the Trustee of its duties hereunder, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof.

(c)	For greater certainty, the Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglect or default of the Bullion Custodian or the Registrar and Transfer Agent (unless the Trustee is the Registrar and Transfer Agent or the Bullion Custodian and it has breached its standard of care set out in Section 11.1 in respect thereof).

(d)	For greater certainty, the Trustee, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Trust is, and will be conclusively deemed to be, acting for and on behalf of the Trust, and not in its own personal capacity.

11.4	Indemnification of the Trustee

(a)	Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Trustee, its Affiliates, nominees and agents and each of their respective directors, officers and employees shall at all times be indemnified and held harmless by the Trust and to the extent that the Trust Property is insufficient for such purpose, by the Manager, from and against:

(i)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee’s duties as Trustee, and

(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

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(b)	For greater certainty, the commencement of formal legal proceedings shall not be a precondition for indemnification hereunder. Further, none of the provisions of this Trust Agreement shall require the Trustee to expend or risk its own funds, appear in, prosecute or defend proceedings, or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder, unless the Trustee is first indemnified to its satisfaction, acting reasonably. This provision shall survive the resignation or removal of the Trustee, or the termination of this Trust Agreement.

11.5	Additional Indemnification of the Trustee

With respect to any references in this Trust Agreement to (i) distributions being at the discretion of the Trustee acting on the direction of the Manager or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Investment Policy together with any duties, obligations or responsibilities related thereto (the “Additional Trustee Duties”), the Manager agrees that:

(a)	the Trustee shall not have any liability with respect to such Additional Trustee Duties; and

(b)	in addition to the indemnity provided to the Trustee under Section 11.4 hereof, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for:

(i)	all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the Additional Trustee Duties; and

(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such Additional Trustee Duties,

that arise or result from any conflict between such Additional Trustee Duties and the Trustee’s defined duties, obligations and responsibilities as set out in this Trust Agreement (excluding such Additional Trustee Duties) and agreed upon by the Manager.

11.6	Exception

Section 11.4 and, subject to Subsection 11.2(b)(iii)(I), Section 11.5 do not apply to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, wilful misconduct or dishonesty on the part of the Trustee, its Affiliates, nominees or agents and any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set out in Section 11.1 hereof.

Article 12
MANAGER LIABILITY AND INDEMNIFICATION

12.1	Standard of Care

(a)	The Manager shall exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

(b)	The Manager agrees that any information supplied to the Trust and/or the Trustee will be accurate and complete and will contain no misrepresentations; provided that, respecting information derived by the Manager from a Person other than the Manager, the Manager’s obligation hereunder shall be subject to its standard of care and no liability shall be incurred by the Trust or the Trustee as a result of any error in such information.

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12.2	Reliance

(a)	The Manager may employ or engage, and rely and act on information or advice received from the Auditors, other distributors, Brokers, Depositories, the Bullion Custodian, the Custodian, electronic data processors, advisers, Counsel and others and shall not be responsible or liable for the acts or omissions of such Persons or for any other matter, including any loss or depreciation in the Net Asset Value of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in Subsection 12.1(a) in relying on such information or advice.

(b)	The Manager shall be entitled to assume that any information received from the Trustee, the Bullion Custodian, the Custodian or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability shall be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to this Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager’s failure to comply with the terms of this Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

12.3	Engaging in Competition

(a)	In the event that the Manager, its partners, employees, associates and Affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them shall be under any liability to the Trust or to the Unitholders for so acting.

(b)	It is agreed and understood that the Manager shall not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust.

12.4	Indemnification of the Manager

(a)	The Manager, its Affiliates and agents, and their respective directors, partners, officers and employees shall at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager’s services provided to the Trust pursuant to this Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such Person(s) shall not be indemnified by the Trust where:

(i)	there has been negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty on the part of the Manager or such other Person;

(ii)	a claim is made as a result of a misrepresentation contained in any current Disclosure Documents or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation; or

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(iii)	the Manager has failed to fulfill its standard of care set out in Section 12.1 or its other obligations in accordance with Applicable Laws or the provisions set forth in this Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such Persons they have achieved complete or substantial success as a defendant.

(b)	In order for the Trust, acting through the Trustee, to satisfy itself as to whether the indemnification provided for in Subsection 12.4(a) is in the best interests of the Trust, before paying out any such indemnity hereunder, the Trust, acting through the Trustee, may obtain a satisfactory legal opinion that the Trust has reasonable grounds to believe that the indemnification is in the best interests of the Trust, and instead of or in addition to the obtainment of such a legal opinion, the Trustee in its sole discretion and at the expense of the Trust, may call a meeting of the Unitholders pursuant to this Trust Agreement to direct the Trustee as to any such payments out of the Trust.

12.5	Liability for Investment Decisions

All investments of the Trust made by or upon the direction of the Manager or any Investment Manager shall be for the benefit of the Unitholders and at the sole risk of the Trust. Notwithstanding any other provision of this Trust Agreement but subject to the Manager’s standard of care set out in Subsection 12.1(a), the Manager may dispose of assets of the Trust or cause such assets to be disposed of in order to discharge any borrowing authorized under this Trust Agreement, any charge against the Trust as set out in this Trust Agreement or any other obligation of the Trust.

Article 13
CHANGE OF TRUSTEE

13.1	Resignation of Trustee

The Trustee or any successor trustee may resign as Trustee of the Trust created by this Trust Agreement by giving notice to the Unitholders and to the Manager not less than 90 days prior to the date when such resignation shall take effect. Such resignation shall take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation shall take effect immediately upon the appointment of such successor trustee.

13.2	Removal of Trustee

The Trustee may be removed by the Manager at any time by notice to the Trustee and the Unitholders not less than 90 days prior to the date that such removal is to take effect; provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with Article 22 hereof.

13.3	Appointment of Successor

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy shall occur in the office of the Trustee, a successor trustee shall forthwith be appointed by the Manager to fill such vacancy. Forthwith following such appointment of a successor trustee, the Trustee shall execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust Property (other than the Bullion) held in the Trustee’s name to the successor trustee and, shall account to the Manager for all of the Trust Property which the Trustee retains as trustee and shall thereupon be discharged as trustee.

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13.4	Termination Upon Failure to Appoint Successor

In the event that the Manager shall fail to appoint a successor to the Trustee, the Trust shall be terminated and dissolved upon the effective date of the resignation or removal of the Trustee (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) under Sections 13.1 and 13.2 hereof, as the case may be, and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the termination provisions set out in Article 22 hereof and the Trustee shall continue to act as trustee of the Trust until such Trust Property has been so distributed. Fees and expenses of the Trustee shall be a charge, to the extent permitted by Applicable Law, on the Trust Property or the interests of the Unitholders to secure payment thereof.

Article 14
TERMINATION OF THE MANAGER

14.1	Resignation, Insolvency or Bankruptcy of the Manager

(a)	The Manager shall have the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the Unitholders not less than 90 days prior to the date on which such resignation is to take effect. Such resignation shall take effect on the date specified in such notice. Notwithstanding the foregoing, no approval of, or notice to, Unitholders is required to effect a Manager Reorganization. The Manager shall appoint a successor manager of the Trust, and, unless the successor manager is an Affiliate of the Manager, such appointment must be approved by the Unitholders by an Ordinary Resolution.

(b)	If, prior to the effective date of the Manager’s resignation, a successor manager is not appointed or the Unitholders do not approve of the appointment of the successor manager as required hereunder, the Trust shall be terminated and dissolved upon the effective date of the resignation of the Manager (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the provisions of Article 22, and the Trustee and the Manager shall continue to act as trustee and manager, respectively, of the Trust until such Trust Property has been so distributed.

(c)	The Trust shall be terminated immediately following the occurrence of a Termination Event. On such termination, the Trust Property shall be distributed to Unitholders in accordance with the provisions of Section 22.3. For the purposes of this Article 14 and Section 22.1 of this Trust Agreement, each of the following events shall be a “Termination Event”:

(i)	the Manager is, in the opinion of the Trustee, in material default of its obligations under this Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the Unitholders;

(ii)	the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction);

(iii)	the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or

(iv)	the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

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14.2	Successor Manager

Any successor manager, by accepting its appointment as such, shall automatically become a party to this Trust Agreement and be bound by the terms hereof as if the successor manager had been an original signatory thereof provided that such successor manager shall not be responsible or liable for any act or omission of the Manager preceding its appointment as successor manager of the Trust.

Article 15
CONCERNING THE UNITHOLDERS

15.1	Liability of Unitholders

No Unitholder shall be held to have any personal liability as such and no resort shall be had to the Unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation which a Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust Property is intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, shall use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the Manager shall cause the operations of the Trust to be conducted, with the advice of Counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders of claims against the Trust and shall, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

15.2	Indemnification of the Trust by the Manager

The Trust shall be indemnified and held harmless by the Manager against any costs, charges, claims, expenses, actions, suits or proceedings arising from a claim made as a result of a misrepresentation contained in any current Disclosure Document or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation.

Article 16
MEETINGS OF UNITHOLDERS

16.1	Time of Meetings

Meetings of the Unitholders shall be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with this Trust Agreement or Applicable Laws and for the transaction of such other related matters as the Manager or the Trustee determines. Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust may requisition a meeting of Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee shall, upon the written request of the Manager or the Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, requisition a meeting of Unitholders, provided that in the event of a request to call a meeting of Unitholders made by such Unitholders, the Trustee shall not be obligated to call any such meeting until it has been satisfactorily indemnified by such Unitholders against all costs of calling and holding such meeting. Unless otherwise required under Applicable Laws or stock exchange rules, the Trust need only to hold meetings of Unitholders as described above and is not required to hold annual or other periodic meetings.

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16.2	Place of Meeting

Subject to Section 16.4 hereof, meetings of Unitholders shall be held at the principal office of the Trust or elsewhere in the municipality in which the office is located or, if the Manager shall so determine, at any other place in Canada.

16.3	Notice of Meeting

Subject to Section 16.4 hereof, notice of the time and place of each meeting of Unitholders shall be given not less than 21 days before the day on which the meeting is to be held to each Unitholder of record at 4:00 p.m. (Toronto time) on the day on which the notice is given. Notice of a meeting of Unitholders shall state the general nature of the matters to be considered by the meeting. The Trustee, the Auditors and any Investment Manager of the Trust are entitled to receive all notices and other communications relating to any meeting of Unitholders that any Unitholder is entitled to receive and shall be entitled to attend at any meeting of Unitholders.

16.4	Meetings Without Notice

A meeting of Unitholders may be held at any time and place without notice if all the Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

16.5	Quorum

A quorum for the transaction of business at any meeting of Unitholders shall be at least two Unitholders holding not less than 5% of the outstanding Units on such date present in person or represented by proxy and entitled to vote thereat. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened on the requisition of Unitholders, shall be cancelled but in any other case shall be adjourned to such place and time on a date fixed by the chairman of the meeting not later than 14 days thereafter (which for greater certainty can be at a later time on the date of the originally scheduled meeting) at which adjourned meeting the Unitholders present in person or represented by proxy shall be deemed to constitute a quorum.

16.6	Chairman, Secretary and Scrutineers

A Person designated by the Manager shall be the chairman of any meeting of Unitholders. If such Person is not present within 15 minutes after the time fixed for holding the meeting or if the Manager has not appointed a chairman, the Persons present and entitled to vote shall choose any of their number to be chairman. The chairman of the meeting shall appoint a Person, who need not be a Unitholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Unitholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

16.7	Persons Entitled to be Present

The only Persons entitled to attend a meeting of Unitholders shall be those entitled to vote thereat, the Trustee, the Manager, any Investment Manager and the Auditors. Any other Person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

16.8	Right to Vote

At any meeting of Unitholders, every Person shall be entitled to vote who, as at the end of the Business Day immediately preceding the date of the meeting, is entered in the Register maintained in accordance with Section 17.2 hereof, unless in the notice of meeting and accompanying materials sent to Unitholders in respect of the meeting a record date is established for Persons entitled to vote thereat.

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16.9	Votes to Govern

At any meeting of Unitholders, every question shall, unless otherwise required by this Trust Agreement or Applicable Laws, be determined by an Ordinary Resolution on the question.

16.10	Show of Hands

Subject to the provisions of this Trust Agreement or Applicable Laws, any question at a meeting of Unitholders shall be decided by a show of hands unless a poll thereon is required or demanded as hereinafter provided. Upon a show of hands every Person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima face evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the Unitholders upon the said question.

16.11	Polls

If demanded by any Unitholder at a meeting of Unitholders or required by Applicable Laws, any question at such meeting shall be decided by a poll. A poll so demanded shall be taken in such manner as the chairman shall direct. Upon a poll each Person present shall be entitled, in respect of the Units which the Unitholder is entitled to vote at the meeting upon the question, to one vote for each Unit held and the result of the poll so taken shall be the decision of the Unitholders upon the said question.

16.12	Adjournment

The chairman at a meeting of Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

16.13	Resolutions in Writing

Notwithstanding Section 16.10 hereof, a resolution in writing forwarded to all Unitholders entitled to vote on such resolution at a meeting of Unitholders and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Unitholders in accordance with this Article 16.

16.14	Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote at any meeting, or any adjournment thereof, or for the purpose of any action other than as provided in Article 4 hereof, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of Unitholders, or other action, as a record date for the determination of Unitholders entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to receive such distributions, or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action, even though the Unitholder has since that date disposed of the Unitholder’s Units and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action.

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16.15	Proxies

At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation shall be paid out of the Trust Property. When any Unit is held jointly by several Persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Unit. The instrument appointing any proxy shall be in such form and executed in such manner as the Manager may from time to time determine.

16.16	Validity of Proxies

An instrument appointing a proxy purporting to be executed by or on behalf of a Unitholder shall be valid unless challenged at the time of, or prior to, its exercise and the person challenging such instrument shall have the burden of proving to the satisfaction of the chair of the meeting of Unitholders at which such instrument is proposed to be used that such instrument is invalid. Any decision of the chair of the meeting in respect of the validity of such instrument shall be final. Proxies shall be valid only at the meeting with respect to which they were solicited, or any adjournment thereof, but in any event shall cease to be valid one year from their date.

16.17	Revocation of Proxy

A vote cast in accordance with the terms of a proxy shall be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of such death, incapacity, insolvency, bankruptcy or revocation shall have been received by the chair of the meeting prior to the time such vote is cast.

16.18	Solicitation of Proxies

No Person shall solicit proxies in respect of a meeting of Unitholders unless the Person making the solicitation, concurrently with or prior thereto, delivers or sends an information circular to each Unitholder whose proxy is solicited. “Solicit” or “solicitation” includes any request for a proxy whether or not accompanied by or included in a form of proxy, any request to execute or not to execute a form of proxy or to revoke a proxy, and the sending or delivery of a form of proxy or other communication to a Unitholder under circumstances reasonably intended or calculated to result in the procurement, withholding or revocation of a proxy but does not include the sending or delivery of a form of proxy to a Unitholder in response to an unsolicited request made by him or her on his or her behalf or the performance by any Person of ministerial acts or professional services on behalf of a person or company soliciting a proxy. Subject to the provisions of this Trust Agreement and to Applicable Laws, the information circular required hereunder shall conform, insofar as is applicable, to the form and content prescribed for information circulars by or pursuant to applicable Securities Legislation; for such purposes; “management” shall mean Sprott Asset Management LP in its capacity as Manager; “company” or “corporation” shall mean the Trust; “director” or “senior officer” shall mean a director or senior officer of the Manager; “equity share”, “voting security” or “share” shall mean a Unit; and “shareholder” shall mean a Unitholder.

16.19	Form of Proxy Solicitation

Where there is a solicitation of proxies (other than with respect to the exception set forth in Section 16.18):

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(a)	the form of proxy sent to a Unitholder by a Person soliciting proxies shall indicate in bold-faced type by whom the proxy is being solicited and the form of proxy or the information circular shall state the name, address and principal occupation or employment within the preceding five years of each Person soliciting proxies and shall disclose the beneficial ownership of Units of each such Person;

(b)	the form of proxy shall provide means whereby the Unitholder whose proxy is solicited is afforded an opportunity to specify that his or her votes shall be cast by the nominees in favour of or against, in accordance with such Unitholder’s choice, each matter or group of related matters identified therein or in the information circular as intended to be acted upon;

(c)	no proxy shall confer authority to vote at any meeting other than the meeting specified in the notice of meeting or any adjournment thereof;

(d)	the information circular or form of proxy shall state that the votes represented by the proxy shall be cast and that, where the Unitholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon pursuant to paragraph (b) above, the votes shall be cast in accordance with the specifications so made; and

(e)	the information circular or form of proxy shall indicate in bold-faced type that the Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act for him or her and on his or her behalf at the meeting other than the person, if any, designated in the form of proxy, and shall contain instructions as to the manner in which the Unitholder may exercise such right.

16.20	Resolutions Binding

Any resolution passed in accordance with the provisions hereof shall be binding on all Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Unitholder voted against such resolution.

16.21	Minutes of Meetings

Minutes of the meeting shall be made by the corporate secretary of the Manager (who shall act as secretary of the meeting) and duly entered in minute books to be kept by the Manager. Any such minutes signed by the chair of the meeting shall be conclusive evidence of the matters therein stated, and until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed thereat to have been duly passed.

Article 17
SPECIAL FUNCTIONS

17.1	Registrar and Transfer Agent

(a)	The Manager shall appoint one or more chartered banks or banking institutions, trust companies, or other Persons, to act as the registrar and transfer agent (the “Registrar and Transfer Agent”) for the Units and may provide for the transfer of Units in one or more places within or outside Canada (provided that if such appointments are made there shall be a Registrar and Transfer Agent within the Province of Ontario). Such Registrar and Transfer Agent shall perform those functions and duties usually performed by a registrar and transfer agent of shares of corporations having share capital, including maintaining the Register as provided for in Section 17.2 and all other necessary or appropriate books (which may be kept on a computer or similar device) for recording original issuances of Units and registering and transferring the Units. In the case of an original issuance of Units, the Registrar and Transfer Agent may rely and act upon the written instruction of the Manager without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issuance of Units.

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(b)	The Manager, on behalf of the Trust, will enter into a written agreement with such Registrar and Transfer Agent which agreement shall provide that any fees required to be paid to the Registrar and Transfer Agent for services rendered, other than in respect of a transfer of Units, shall be the responsibility of the Trust.

17.2	Unit Register

(a)	Subject to the approval or rejection by and direction from the Manager in connection with any purchase, redemption or transfer of Units hereunder, the Registrar and Transfer Agent appointed pursuant to Section 17.1 shall maintain records (the “Register”) for and on behalf of the Trust which shall contain the name and the latest known address of each Unitholder and the number of Units of each class and each series of a class from time to time held by the Unitholder, the certificate numbers of the Unit Certificates, if any, and a record of all transfers thereof, and such Register shall be available at the offices of the Registrar and Transfer Agent in Toronto, Ontario or in such other office in Canada as the Manager deems appropriate and to which the Trustee consents.

(b)	As part of the Register, the Registrar and Transfer Agent shall maintain participation records for the Trust, showing with respect to each Unitholder:

(i)	the date of each issue of Units to such Unitholder, the number of Units issued of each class and each series of a class and the applicable Class Net Asset Value per Unit for which each Unit is issued;

(ii)	the date of each transfer of Units to and from such Unitholder, and the number of Units of each class and each series of a class transferred;

(iii)	the date of each redemption of Units, the number of Units redeemed of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redeemed;

(iv)	the date of each redesignation of Units, the number of Units redesignated of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redesignated;

(v)	the number of Units held immediately after any subdivision or consolidation of Units;

(vi)	the number of Units of each class and each series of a class currently held; and

(vii)	the date and details of each distribution of the Trust to the Unitholder.

(c)	The Registrar and Transfer Agent shall deliver to the Manager within three Business Days following a Valuation Date, and at such other times as the Manager may request, a certified list of the Unitholders which list shall contain the name, the last known address and the number of Units of each class and each series of a class currently held by each Unitholder.

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(d)	The Trust, the Trustee (in its capacity as such, regardless of the fact that the Trustee may be or may have been the Registrar and Transfer Agent) and the Manager shall at all times be entitled to rely entirely upon the Register maintained by the Registrar and Transfer Agent as a record of ownership of the Trust and the registered Unitholders shall be deemed to be the true owners thereof for all purposes hereof.

(e)	Only Unitholders whose Units are so recorded on the Register shall be entitled to receive distributions and to exercise or enjoy the rights of Unitholders hereunder. The Person registered as a Unitholder on the Register shall be treated as the owner of such Unit for all purposes, including payment of any distributions, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. Accordingly, the Manager shall not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trust or the Manager shall have actual or other notice thereof, until such Unit shall have been transferred on the Register as herein provided.

17.3	Auditors

The Manager hereby confirms that a firm of qualified chartered accountants has been appointed as the auditors of the Trust (the “Auditors”). Subject to Section 21.3 hereof, the Manager may from time to time, with the prior consent of the Independent Review Committee, and after providing notice to the Unitholders and the Trustee, appoint another firm of chartered accountants qualified to practice in the Province of Ontario to act as the Auditors. The Auditors shall make a report to the Manager and the Unitholders on the annual financial statements of the Trust and fulfill such other responsibilities as they may properly be called upon to assume. Any such report shall be reviewed by the Manager, and if acceptable to the Manager shall be approved by the Manager (and if required, shall be signed by the Manager to evidence such approval) on behalf of the Trust. The Auditors shall have access to all records relating to the affairs of the Trust including the relevant records of the Manager, the Trustee, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent and the Valuation Agent, subject to any confidentiality and/or privacy requirements that may apply in the circumstances.

17.4	Valuation Agent

The Manager shall appoint a valuation agent for the Trust (the “Valuation Agent”). The Valuation Agent shall act in accordance with the terms and conditions of the Valuation Services Agreement including, but not limited to, that the Valuation Agent, in carrying out its duties and obligations as Valuation Agent, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

17.5	Custodian of Bullion

The Manager shall appoint the Bullion Custodian to hold the Bullion. The Bullion Custodian shall hold the Bullion in accordance with the terms and conditions of the Storage Agreement including, but not limited to, that the Bullion Custodian, in carrying out its duties and obligations as Bullion Custodian, must exercise:

(a)	the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or

(b)	at least the same degree of care as the Bullion Custodian exercises with respect to its own property of a similar kind, if this is a higher standard of care than the degree of care referred to in Subsection 17.5(a).

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17.6	Custodian of Trust Property Other Than Bullion

(a)	The Trustee shall be the Custodian of the Trust Property other than the Bullion. In carrying out its duties and obligations as Custodian, the Trustee shall exercise: (i) the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; or (ii) at least the same degree of care as the Trustee exercises with respect to its own property of a similar kind in the relevant market, if this is a higher degree of care than the degree of care referred to above.

(b)	Notwithstanding any other provision herein, the Trustee shall not be responsible for the holding or control of any Trust Property that is not directly held by the Trustee or its appointed sub-custodians, including any assets pledged or loaned to a third party or the Bullion held with the Bullion Custodian.

(c)	The Manager, in accordance with Applicable Law and with the consent of the Trustee, shall have the authority to appoint a replacement or an additional custodian of the Trust Property other than the Bullion and to make contractual arrangements for that purpose. In the event any Person other than the Trustee is appointed Custodian of such Trust Property, the contract with any such custodian may include provisions whereby the Manager may give instructions directly to that custodian concerning the investment of such Trust Property and that custodian may act thereon without approval by the Trustee. The Trustee shall be under no obligation to supervise and shall have no responsibility or liability for acts of omission or commission of any such custodian under such arrangements where the Trustee is not the custodian.

(d)	On the direction of the Manager, the Trustee shall register such Trust Property held by it at any time in its own name as trustee of the Trust or in the name or names of nominees, including any sub-custodians appointed by the Trustee, CDS, DTC or in bearer form. The Trustee is hereby expressly empowered to keep such Trust Property, wholly or partly, in its principal office or in any one or more of its branches in any province of Canada or at the office of any sub-custodian, including itself or its Affiliates, to hold securities constituting such Trust Property through the facilities of CDS or DTC or any other domestic or foreign depository or clearing agency which is duly authorized to operate a book-based system (including a transnational book-based system) in the country, province, state or political subdivision of any country in which such depository or clearing agency is located (provided that such depositories or clearing agencies shall not be deemed to be agents or sub-custodians of the Trustee), all as the Trustee may determine so long as such Trust Property at all times is kept distinct from the assets of the Trustee and those of its sub-custodians, nominees or any other Person in the registers and other books of account kept by the Trustee or such Persons.

(e)	Where such Trust Property is issued in bearer form, such Trust Property shall be designated or segregated by the Trustee or sub-custodian or their respective nominees so as to establish that the beneficial ownership of such Trust Property is vested in the Trustee. Comparable provisions shall be included in any custodianship or sub-custodianship agreements entered into by or under authority of the Custodian. The Trust Property registered in accordance with Subsection 17.6(d) or issued in accordance with this Subsection 17.6(e) shall be recorded in an account with an account number or other designation in the records of the Trustee or the sub-custodian or their respective nominees sufficient to establish that the beneficial ownership of such Trust Property is vested in the Trust.

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(f)	The Trustee may appoint sub-custodians (who may be affiliated with or otherwise related to the Trustee) and enter into sub-custodianship agreements on terms consistent with this Trust Agreement; provided, however, that written consent to such appointment has been provided by the Manager. For the purposes of this Trust Agreement, such consent is deemed to have been obtained in respect of the appointment of those sub-custodians which are part of the Trustee’s international network of sub-custodians. Further, upon notice to the Manager of the appointment of any additional sub-custodians in the Trustee’s international network, the Manager will be deemed to have consented to such appointment.

(g)	A sub-custodian appointed by the Trustee shall be permitted to appoint a sub-sub-custodian only upon the prior written consent of the Trustee and the Manager, and further provided that adequate provision is made in the sub-custodianship agreement for the Trust, acting directly or through the sub-custodian, to enforce its rights in respect of such Trust Property which is held by the appointed sub-sub-custodian.

(h)	Any sub-custodian appointed by or under the authority of the Trustee shall meet any guideline for acting as a sub-custodian prescribed by Securities Authorities in Canada from time to time (the “Sub-Custodian Guidelines”) and shall execute an agreement in a form that complies with the Sub-Custodian Guidelines. The Trustee shall annually review this Trust Agreement and all sub-custodian agreements to determine if those agreements are in compliance with the Sub-Custodian Guidelines, and shall also make reasonable enquiries as to whether each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines. The Trustee shall make or cause to be made any changes as may be necessary to ensure that this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and that all sub-custodians of the Trust satisfy such applicable requirements.

(i)	Where required under Applicable Laws, the Trustee shall, within 60 days following the end of each Fiscal Year of the Trust, advise the Trust in writing of the names and addresses of all sub-custodians of the Trust, whether this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and whether, to the best of the knowledge and belief of the Trustee, each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines.

(j)	The Trustee, in its capacity as Custodian, shall account for all such Trust Property received and held by it, shall disburse or retain any income received thereon and/or capital pursuant to directions from the Manager and shall provide monthly statements of the account in such format as may be agreed to by the parties. Additional statements which are required to satisfy the requirements of any regulatory or administrative agencies will also be provided as requested by, and at the expense of, the Manager. The Manager will within 30 days following the issue date of any such statement give the Trustee written notice of any alleged omissions from or additions wrongly made to or inaccurate entries in any such statement. The Manager agrees that at the end of the 30-day period, the Trustee shall be fully released and discharged from any liability or accountability to anyone with respect to acts or transactions disclosed in any such statement except as to any alleged errors of which the Manager has identified by giving written notice to the Trustee.

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(k)	If, in order to provide services to the Manager pursuant to this Trust Agreement, the Trustee is required to engage sub-custodians in certain markets which the Trustee has identified as being high risk and has designated as “Designated Markets” by listing them in Schedule “D” attached hereto. A Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Notwithstanding any other provision of this Trust Agreement, in such Designated Markets where the Trustee is providing custodial services (whether directly or through a sub-custodian) in respect of the Trust, the Trustee may not be able to accept some of the liabilities or responsibilities which are contemplated by the Trust Agreement. Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Manager hereby acknowledges and agrees that the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and that such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of this Trust Agreement. Notwithstanding the aforementioned, the Trustee will continue to accept responsibility for the selection and on-going monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. From time to time, the Trustee may add to or delete markets from the list of Designated Markets attached as Schedule “D” hereto, and the Trustee will provide the Manager with written notice of such changes. The Manager agrees that it will have 60 days from the date of any such notice to raise concerns regarding any new Designated Market which is added to the list. After this 60-day period, that added market will be deemed to be a Designated Market for the purposes of the Trust Agreement. The Manager acknowledges and agrees that it and any Investment Manager are responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of such Trust Property in all markets in which such Trust Property is located from time to time.

Article 18
REPORTS AND EXECUTION OF DOCUMENTS

18.1	Records

The Manager shall maintain or cause to be maintained appropriate accounting records for the Trust. The accounting records for the Trust shall be open for examination by the Trustee, by the Auditors and by Unitholders or their authorized representatives during normal business hours on any Business Day at the office of the Manager or such other office as the Manager may determine, provided that reasonable notice has been given to the Manager of any such examination.

18.2	Reports to Unitholders

(a)	At the time of investment in Units, a statement shall be issued by the Registrar and Transfer Agent, in such form and on such terms and conditions as the Manager may, in its sole discretion, determine, and such statement will be forwarded to each Unitholder, which statement will indicate the number of Units held by the Unitholder and such other information as may be required by Applicable Laws; provided, however, that the information disclosed on such statements shall always be in accordance with the number of the Unitholder’s Units reflected on the Register.

(b)	The Manager shall cause an audit of the financial statements of the Trust for each Fiscal Year to be made by the Auditors. The financial statements of the Trust so audited shall include such statements as are required by Applicable Laws. A copy of such statements, together with the Auditors’ report thereon, shall be filed with the appropriate Securities Authorities pursuant to Applicable Laws unless and to the extent an exemption from such filing is available under Applicable Laws.

(c)	The Manager shall approve and forward to Unitholders such audited annual financial statements and unaudited interim financial statements as it is required under Applicable Laws to deliver, within the time limits specified under such laws. The Trustee shall not be required to prepare or approve any audited financial statements of the Trust.

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(d)	In the absence of the filing in writing with the Manager or the Trustee of any objection to the statements or reports supplied in accordance with this Section 18.2 within 90 days of their mailing, Unitholders shall be deemed to have approved such statements or reports and the Trustee and the Manager shall be released, relieved and discharged with respect to all matters and things set forth in the statements and reports (except for such matters or things with reference to which any objection in writing has been filed with the Manager and except for any loss or other diminution of the assets of the Trust resulting from the negligence, wilful misconduct or lack of good faith of the Manager in preparing such statements or reports) as if they had been settled by the decree of a court of competent jurisdiction.

(e)	The Manager shall prepare, file and deliver to Unitholders (if required) all management reports of fund performance and other continuous disclosure documents required by applicable Securities Legislation.

(f)	The Manager will make available to Unitholders as soon as practicable on its website an unaudited schedule of Class Net Asset Value per Unit for each class and series of a class of Units as at the Valuation Time on each Valuation Date.

(g)	No Unitholder shall be entitled to any other accounting with respect to the Trust or the Unitholder’s holding of Units in the Trust, except as may be required by Applicable Laws.

18.3	Material to be Furnished to the Trustee

The Manager will cause to be furnished to the Trustee from time to time, in addition to any other documents required to be furnished hereunder:

(a)	a copy of each of the Disclosure Documents for investment in Units (other than Disclosure Documents filed in connection with the Arrangement);

(b)	a copy of each continuous disclosure document relating to the Trust filed with, furnished or otherwise provided to, any Securities Authority under applicable Securities Legislation;

(c)	on or before 90 days following December 31 of each year, a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(d)	on or before 90 days following December 31 of each year, an Annual Certificate of Compliance, substantially in the form set out in Schedule “A” attached hereto, with respect to the Trust;

(e)	on or before 90 days following June 30 in each year, an Interim Certificate of Compliance, substantially in the form set out in Schedule “B” attached hereto, with respect to the Trust; and

(f)	a Certificate of Authorized Signing Authorities, substantially in the form set out in Schedule “C” attached hereto, specifying the names and titles of those Persons authorized to give approvals, consents or directions on behalf of the Manager including specimen signatures of each such Person.

18.4	Documents Requiring Trustee’s Consent

The Manager will provide to the Trustee for its prior written consent draft copies of all agreements, literature, certificates, Disclosure Documents (other than Disclosure Documents filed in connection with the Arrangement), continuous disclosure documents to be filed with Securities Authorities, advertisements, printed matter and other material which contain any reference to the Trustee or which relate to the functions being performed hereunder or which may affect the Trustee, except material which is circulated among or sent to employees, Unitholders and correspondence in the ordinary course of business and which merely reflects in accurate terms, information contained in the then current Disclosure Documents.

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18.5	Execution of Documents

The Trustee shall have the authority to sign on behalf of the Trust all documents and any documents so signed shall be binding upon the Trust without any further authorization or formality. The Trustee shall have power from time to time to appoint any Person or Persons on behalf of the Trust either to sign documents generally or to sign specific documents.

18.6	Execution of Documents by the Manager

Any approval, consent, direction, order (including, but not limited to, the signing of any Disclosure Documents or Unit Certificate) or request required or permitted by this Trust Agreement to be given or made by the Manager shall (except where otherwise expressly provided herein) be sufficiently given or made if expressed in writing signed in the name of the Manager by its duly authorized representative(s) designated from time to time in writing. If at any time, the Manager shall fail to give or make any such approval, consent, direction, order or request as required by this Trust Agreement and no express provision is made for the action to be taken by the Trustee, the Trustee may act herein without any such approval, consent, direction, order or request, in its sole discretion.

18.7	Material to be Furnished to Unitholders

Subject to Article 21, the Manager will cause to be furnished to the Unitholders and the Trustee any notice of:

(a)	any change to the Investment Policy of the Trust;

(b)	the Manager’s desire to change the Fiscal Year of the Trust;

(c)	any change in the location of the principal office of the Trust;

(d)	any change to the Person designated by the Manager as the Registrar and Transfer Agent or Valuation Agent of the Trust;

(e)	any proposed change to the method of calculation of the Management Fee payable by the Trust;

(f)	any meeting of the Unitholders of the Trust;

(g)	the intention by the Manager to terminate and dissolve or reorganize the Trust; and

(h)	any material amendment to this Trust Agreement, together with a written explanation for the reasons for such amendment.

Article 19
NOTICE

19.1	Notice to Unitholders

Any notice to be given or any document or instrument in writing to be sent to a Unitholder may be effectively given or sent by mailing it to the Unitholder by pre-paid ordinary mail addressed to the address of the Unitholder appearing on the Register referred to in Section 17.2 and shall be conclusively deemed to have been received by the Unitholder on the fifth Business Day after it was so mailed; provided that accidental failure to give notice to any Unitholder shall not affect any action taken pursuant to such notice.

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19.2	Methods of Communication

Any notice to be given or any document or instrument in writing to the Trustee or the Manager (including for greater certainty, all directions and instructions) must be given through one of the following methods of communication:

(a)	personal or courier delivery;

(b)	facsimile (in accordance with the Manager’s guidelines);

(c)	S.W.I.F.T.;

(d)	one of the Trustee’s secured client access channels;

(e)	directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication);

(f)	telephone (subject to Sections 19.4, 19.5 and 19.7); or

(g)	internet (subject to Sections 19.6 and 19.7).

Communications should be addressed, as applicable, as follows:

in the case of the Trustee:

RBC Investor Services Trust

155 Wellington Street West, 2nd Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Attention:	Director or Senior Manager, Client Management – Funds

Telephone:	(416) 974-5273
Facsimile:	(416) 955-1240

in the case of the Manager:

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

Attention:	Chief Compliance Officer

Telephone:	(416) 943-4065
Facsimile:	(416) 943-6497

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or at such other address and number as the party to whom such communication is to be given shall have last notified the party giving the same in the manner provided in this section.

19.3	Deemed Delivery

Pursuant to Section 19.2:

(a)	any communication delivered personally shall be deemed to have been given and received on the day it is so delivered (or if that day is not a Business Day, on the next succeeding Business Day); and

(b)	any communication given by facsimile, S.W.I.F.T., secured client access channels, directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication) or the internet (subject to Sections 19.6 and 19.7) shall be deemed to have been given and received on the Business Day it is transmitted provided that it was received before 3:00 p.m. (Toronto time) and, if received after 3:00 p.m. (Toronto time), it shall be deemed to have been given and received on the Business Day following the day of transmission provided in each case that confirmation of transmission is available from the party giving the communication.

19.4	Telephone Directions

With respect to telephone directions, the Manager shall endeavor to forward directions (other than by telephone) confirming such telephone directions on the same day that such verbal directions are given to the Trustee. The fact that such confirming directions are not received or that contrary directions are received by the Trustee shall in no way affect the validity of transactions effected by the Trustee on the basis of the telephone directions.

19.5	Telephone Communications

The Manager agrees that some or all telephone conversations between the parties, including directions or communication given by telephone, may be recorded by the Trustee and that, in the event of any disagreement as to the content of any directions or communication given by telephone, such recording shall be conclusive and determinative of the contents of the directions or communication.

19.6	Internet

The Manager agrees and confirms, in connection with the services provided by the Trustee to the Trust, that the Trustee may forward reports and information to the Manager and/or to the Manager’s authorized agents, and may receive and act upon communications and instructions (including, without limitation, directions) received from the Manager and/or the Manager’s authorized agents through the use of such form of electronic means of communications (including the internet which is not a secure means of communication) as may be agreed to from time to time in writing. Without limiting the terms of this Trust Agreement, the Manager agrees and acknowledges that the Trustee shall bear no responsibility or liability whatsoever for any errors and omissions, or direct, indirect or consequential losses or damages that are attributable to the use of the internet for the purposes set out herein and resulting or arising from viruses or worms, or the interception, tampering or breach of confidentiality of data or information transmitted which is not encrypted and authenticated in accordance with the Trustee’s encryption standards.

19.7	Verification

(a)	All directions and instructions shall be given in one of the methods authorized by Section 19.2 and shall be given by authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager.

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(b)	Without limiting the provisions of this Trust Agreement and subject to Subsection 11.2(a) and Section 19.6 hereof, the Manager also agrees that the Trustee may rely and act upon any instructions or directions received from authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager without the Trustee having to take any further actions of any kind to verify or otherwise ascertain the validity of such instructions or directions except to verify such personnel is duly authorized by the Manager in accordance with the Certificate of Authorized Signing Authorities then on file with the Trustee, and any such instructions or directions shall be binding on the Manager on whose behalf the instructions or directions shall have been given. The Trustee shall be entitled to rely solely on such certificate then on file without further inquiry for verification purposes.

Article 20
ARRANGEMENT WITH CFCL

20.1	Arrangement with CFCL

Notwithstanding any other provision hereof, the Trust, the Trustee and/or the Manager shall have the power to take such acts as are determined by the Manager to be necessary or appropriate to give effect to the Arrangement and to execute such instruments as may be necessary and desirable to do so, and in this respect the Manager and each director and officer of the Manager are irrevocably approved, constituted, appointed and authorized as the true and lawful agents, attorneys and attorneys-in-fact of the Trust (including the Trustee in its role as trustee of the Trust) with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name and on behalf of the Trust (including the Trustee in its role as trustee of the Trust) in respect of such acts.

Article 21
AMENDMENTS

21.1	Non-Material Amendments

(a)	Any provision of this Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to Unitholders in accordance with Section 21.4, if the amendment, in the opinion of Counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified in Section 21.2, but no amendment under this Section 21.1 shall be made which adversely affects the pecuniary value of the interest of any Unitholder or restricts any protection provided to the Trustee or increases the responsibilities of the Trustee hereunder.

(b)	This Trust Agreement may also be amended by the Manager without the approval of, or notice to, Unitholders for the following purposes:

(i)	to remove any conflicts or other inconsistencies which may exist between any terms of this Trust Agreement and any provisions of any Applicable Law affecting the Trust;

(ii)	to make any change or correction in this Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

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(iii)	to bring this Trust Agreement into conformity with Applicable Laws, rules and policies of Securities Authorities, stock exchanges on which the Units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any Unitholder;

(iv)	to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain, the status of the Trust as a “mutual fund trust” for the purposes of the Tax Act; or

(v)	to provide added protection or benefit to Unitholders.

21.2	Unitholder Approval

(a)	Subject to Subsections 21.2(b), (c) and (d) hereof, certain matters relating to the Trust require approval by the Unitholders. Such approval must be given at a meeting duly called for that purpose or by written resolution pursuant to Article 16. Any provision of this Trust Agreement may be amended, deleted, expanded or varied with the approval of the Unitholders for the following purposes by resolution passed by an Ordinary Resolution, other than Clauses 21.2(a)(i) and (ii) which require approval of Unitholders by an Extraordinary Resolution:

(i)	a change in the fundamental investment objective of the Trust;

(ii)	a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with Applicable Laws or other requirements imposed from time to time by Securities Authorities or stock exchanges on which the Units are listed;

(iii)	any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(iv)	the introduction of a fee or expense to be charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(v)	a reduction in the frequency of calculating the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value or the Class Net Asset Value per Unit;

(vi)	a change in the Manager, unless the successor manager is an Affiliate of the current Manager or the successor manager occurs primarily as a result of a Manager Reorganization;

(vii)	the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if

(A)	the Trust ceases to continue after the reorganization or transfer of assets, and

(B)	the transaction results in the Unitholders becoming unitholders in the other investment fund;

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(viii)	the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if

(A)	the Trust continues after the reorganization or acquisition of assets,

(B)	the transaction results in the unitholders of the other investment fund becoming Unitholders in the Trust, and

(C)	the transaction would be a material change to the Trust; or

(ix)	to create one or more new classes or series of Units and make consequential amendments to the Trust Agreement related thereto.

(b)	Despite Subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in Clause 21.2(a)(iii) if

(i)	the Trust is at arm’s length to the Person charging the fee or expense to the Trust which is changed,

(ii)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change that is to be made which could result in an increase in charges to the Trust, and

(iii)	the notice referred to in Clause 21.2(b)(ii) is sent 60 days before the effective date of the change.

(c)	Despite subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in clause 21.2(a)(vii) if

(i)	the Independent Review Committee has approved the change in accordance with NI 81-107,

(ii)	the Trust is being reorganized with, or its assets are being transferred to, another investment fund to which NI 81-102 and NI 81-107 apply and that is managed by the Manager or its Affiliate,

(iii)	the reorganization or transfer of assets of the Trust complies with the criteria set forth in NI 81-102,

(iv)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change, and

(v)	the notice to Unitholders referred to in Clause 21.2(c)(iv) is sent 60 days before the effective date of the change.

(d)	Any reorganization or transfer of assets pursuant to Clauses 21.2(a)(vii) or (viii) above, including a transaction approved by the Independent Review Committee pursuant to Clause 21.2(c)(i), must satisfy the following criteria:

(i)	the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for Unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. Unitholders and for unitholders of the other investment fund;

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(ii)	the investment fund with which the Trust is reorganized or which receives the Trust’s assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(iii)	the investment fund surviving the reorganization or the transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year, (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

(e)	In addition, any material amendment, modification or variation in the provisions of, or rights attaching to, a particular class or series of a class of Units must be approved by an Extraordinary Resolution of the Unitholders of that class or series of a class of Units, as the case may be.

21.3	Change of Auditors

The Auditors appointed by the Manager pursuant to Section 17.3 may not be changed unless:

(a)	the Independent Review Committee has approved the change of Auditors in accordance with NI 81-107;

(b)	the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change; and

(c)	the notice to Unitholders referred to in Subsection 21.3(b) is sent 60 days before the effective date of the change.

21.4	Notice to Unitholders

Notice of any amendment under Section 21.1 shall be given in writing to Unitholders and any such amendment shall take effect on a date to be specified therein, which date shall be not less than 60 days after notice of the amendment is given to Unitholders, except that the Manager and the Trustee may agree that any amendment pursuant to Section 21.1 shall become effective at an earlier date if, in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Unitholder.

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21.5	Approval of Trustee

In addition, the approval of the Trustee is also required for any amendment to this Trust Agreement if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee hereunder.

Article 22
TERMINATION OF THE TRUST

22.1	Termination of the Trust

The Trust will be terminated and dissolved in the event of any of the following:

(a)	there are no outstanding Units;

(b)	the Trustee resigns or is removed and no successor trustee is appointed by the Manager within the time limit prescribed in Section 13.4 hereof;

(c)	the Manager resigns and no successor manager is appointed by the Manager and approved by Unitholders within the time limit prescribed in Section 14.1 hereof; or

(d)	a Termination Event occurs.

22.2	Notice of Termination

The Manager may at any time terminate and dissolve the Trust if, in the opinion of the Manager, after consulting with the Independent Review Committee, the Net Asset Value of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the Unitholders to terminate the Trust, by giving to the Trustee and each then Unitholder written notice of its intention to terminate at least 90 days before the effective date on which the Trust is to be terminated. To the extent such termination of the Trust in the discretion of the Manager may involve a matter that would be a “conflict of interest” matter as set forth under NI 81-107, the matter will be referred by the Manager to the Independent Review Committee for its recommendation.

22.3	Effect of Termination

(a)	In the event of the winding-up of the Trust, the rights of Unitholders to require redemption of any or all of their Units shall be suspended, and the Manager or, in the event of Subsection 22.1(d), such other Person appointed by the Trustee, the Unitholders or a court of competent jurisdiction, as the case may be, shall make appropriate arrangements for converting the investments of the Trust into cash, and the Trustee shall proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate. The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust shall be distributed among the Unitholders named in the Register as at 4:00 p.m. (Toronto time) on the effective date on which the Trust is to be terminated in accordance with Article 22 hereof. Distributions of Net Income and Net Realized Capital Gains shall, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with this Trust Agreement until the Trust has been wound up.

(b)	Notwithstanding the foregoing, if a notice of termination has been given by the Manager and if authorized by the vote of Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Units as determined in accordance with this Trust Agreement, the assets of the Trust may be, in the event of the winding-up the Trust, distributed to the Unitholders on the termination of the Trust in specie in whole or in part, and the Trustee shall have complete discretion to determine the assets to be distributed to any Unitholder and their values for distribution purposes.

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(c)	If after a period of six months from the effective date on which the Trust was terminated, the Registrar and Transfer Agent is unable to locate the owner of any Units as shown on the Register, such amount as would be distributed to such Unitholder shall be deposited by the Registrar and Transfer Agent in an account in a chartered bank or trust company (including the Trustee) in Canada in the name and to the order of such Unitholder upon presentation by such Unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such Unitholder’s entitlement to such amount. Upon such deposit being made, the Units represented thereby shall be cancelled and the Registrar and Transfer Agent, the Manager and the Trustee shall thereupon be released from any and all further liability with respect to such moneys. Thereafter the Unitholder shall have no rights as against the Registrar and Transfer Agent, the Manager or the Trustee to such moneys or an accounting therefor.

22.4	Termination of Trust Agreement

Upon termination and dissolution of the Trust pursuant to this Article 22, this Trust Agreement shall terminate and all of the assets of the Trust shall be distributed in accordance with Section 22.3 above.

Article 23
INVESTMENT POLICY

23.1	Investment Objective

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in physical gold bullion and physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion and physical silver bullion without the inconvenience that is typical of a direct investment in physical gold bullion and physical silver bullion. The Trust does not anticipate making regular cash distributions to Unitholders.

23.2	Investment Strategy

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and physical silver bullion and will not speculate with regard to short-term changes in gold and silver prices.

23.3	Investment and Operating Restrictions

The investment activities of the Trust are intended to be conducted in accordance with, among other things, the following investment and operating restrictions and they provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery Bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

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(b)	will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)	will store all physical gold and silver bullion owned by the Trust at the Bullion Custodian or in the treasury vaults of a Schedule I Canadian chartered bank or an Affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold and silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)	will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

(e)	will not purchase, sell or hold derivatives;

(f)	will not issue Units following the Effective Date except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

(g)	will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Bullion Custodian or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical gold and silver bullion remains unencumbered;

(j)	will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Auditors, physically audit each bar annually to confirm the bar number;

(k)	will not guarantee the securities or obligations of any Person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

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(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act.

23.4	Investment and Reinvestment by the Trust

The Trust and the Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees, and shall be entitled to vary the investments of the Trust, but shall be limited by any Investment Policy contained herein and the Applicable Laws to which the Trust is subject.

Article 24
GENERAL

24.1	Compliance with Law and Policy

It shall be the responsibility of the Manager to ensure that this Trust Agreement, the Disclosure Documents and all regulatory filings of the Trust and any distribution of Units comply with all Applicable Laws. To this end, the Manager, on behalf of a Trust, shall take such action and execute such deeds and documents as may be necessary or desirable to be filed with appropriate Securities Authorities on behalf of the Trust.

24.2	Governing Law

This Trust Agreement and the trust hereby created shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. The responsibilities of the Trustee shall be principally performed from its office at Toronto, Ontario unless otherwise agreed by the Manager and the Trustee.

24.3	Computation of Time

In computing the date when notice must be given under any provision of this Trust Agreement requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

24.4	Omissions and Errors

The accidental omission to give any notice to any Unitholder, the Trustee, the Manager or the Auditors or the non-receipt of any notice by any such Person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

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24.5	Time

Time shall be of the essence of this Trust Agreement.

24.6	Counterparts and Facsimile

This Trust Agreement may be executed by any party to this Trust Agreement by such party signing a counterpart of this Trust Agreement, and such counterparts together shall constitute a single instrument. This Trust Agreement may be executed for acceptance by facsimile transmission, and the parties agree to exchange original executed copies within five Business Days following such acceptance.

24.7	Complete Agreement

This Trust Agreement and all schedules attached hereto supersede and replace all prior negotiations and agreements made between the parties to this Trust Agreement, whether oral or written and contain the entire understanding between the parties with respect to the subject matter of this Trust Agreement. The parties agree to the correction of any clerical error in this Trust Agreement as clarified by the drafting solicitor acting reasonably.

24.8	Severability

If any provision of this Trust Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (i) the legality, validity or enforceability of the remaining provisions of this Trust Agreement or (ii) the legality, validity or enforceability of that provision in any other jurisdiction.

24.9	Inspection of Documents

This Trust Agreement shall be open to inspection by Unitholders and any agent, consultant or creditor of the Trust on a need to know basis as determined by the Manager, acting reasonably, and, upon written request from any Unitholder, the Manager shall as quickly as reasonably possible furnish such Unitholder with a copy hereof.

IN WITNESS WHEREOF the parties have caused this Trust Agreement to be executed by their respective duly authorized officers effective as of the day and year first above written.

Witness to the signature of:	●, Settlor

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SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

We have the authority to bind the Manager.

RBC INVESTOR SERVICES TRUST, in its capacity as the Trustee of the Trust

By:
[Name] [Title]

By:
[Name] [Title]

We have the authority to bind the Trustee.

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Schedule “A”
ANNUAL CERTIFICATE OF COMPLIANCE

TO:	RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the 12 month period ending December 31, 20___, to the best of its knowledge and belief:

(a)	All investments of the Trust are in compliance with the Investment Policy and other investment-related information disclosed in the Trust Agreement and the Disclosure Documents, and are in compliance with any other regulatory restriction or policy applicable to investments by the Trust.

(b)	The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(c)	The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(d)	In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(e)	The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(f)	All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(g)	The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(h)	The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year at the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

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(i)	There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

(j)	The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(k)	The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

(l)	All confirmations, quarterly statements, tax receipts, and annual and interim financial statements of the Trust have been delivered to Unitholders as required under Applicable Laws.

(m)	All regulatory filings required to be made by the Trust, such as the annual and interim financial statements of the Trust, have been completed.

(n)	All regulatory filings required to be made by the Manager, including annual renewals of its securities registration under Applicable Laws, have been completed. The Manager is not under investigation by any regulatory authority.

(o)	The Manager has complied with all of its obligations under Applicable Laws applicable to it and its duties and responsibilities under the Trust Agreement.

(p)	There is no litigation pending against the Manager or the Trust which has not already been disclosed to the Trustee.

(q)	The distribution of the Units by the Manager or its selling agents is in compliance with Applicable Laws and regulatory requirements.

(r)	All subscriptions, notices of redemption or transfers of Units were accepted by the Manager prior to the Valuation Time.

(s)	The audited annual financial statements and the unaudited interim financial statements of the Trust have been prepared and are complete, accurate and approved as required.

(t)	All documentation required to be forwarded to the Trustee by the Manager has been so forwarded (including, for greater certainty, annual and interim financial statements of the Trust, including auditors report thereon, as applicable, both external and internal, statements of holdings of the Trust and internal control documents).

(u)	The Manager has, on a regular basis, but not less frequently than monthly, reviewed the investments of the Trust to ensure, where applicable, that the Trust continues to qualify as a registered investment under the Tax Act.

(v)	The Manager has, on a regular basis, but not less frequently than monthly, where applicable, reviewed the investments of the Trust to determine if the Trust is subject to penalty taxes imposed by Part X.2 of the Tax Act on certain investments made by a registered investment.

(w)	The Trust qualifies as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act.

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(x)	The Manager has provided to the Trustee all necessary information to enable the Trustee to accurately complete the tax return(s) of the Trust by March 31 (or March 30 in the case of a leap year) of each year or, alternatively, if the Trustee has not itself prepared and filed the tax return(s) of the Trust, the Manager has provided a copy of such tax return(s) of the Trust to the Trustee.

(y)	Current certified copies of the Manager’s signing authorities have been provided to the Trustee and may be relied upon by the Trustee.

(z)	The Manager shall promptly inform the Trustee should the Trust fail to comply with any restrictions and conditions hereto.

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(aa)	DATED this ________ day of __________________________, ______.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

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Schedule “B”
INTERIM CERTIFICATE OF COMPLIANCE

TO:	RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of ●, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the six month period ending June 30, 20___ , to the best of its knowledge and belief:

(a)	The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(b)	The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(c)	In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(d)	The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(e)	All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(f)	The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(g)	The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year and the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

(h)	There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

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(i)	The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(j)	The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

DATED this _____ day of _____________________________ , ______.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia Chief Executive Officer

By:
Kevin Hibbert Chief Financial Officer

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Schedule “C”
CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES

[To be attached hereto]

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Schedule “D”
LIST OF DESIGNATED MARKETS

Argentina

Bosnia and Herzegovina

Lebanon

Nigeria

Pakistan

Russia

Serbia

Ukraine

Uruguay

Vietnam

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Schedule “E”
FORM OF BULLION REDEMPTION NOTICE

DATE:	____________________________

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

Ticker Symbol: _________________ CUSIP number _____________________

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Bullion Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of          units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for physical gold and silver bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on ____________________________. The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS) or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion. All physical gold and silver bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf.

Delivery Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:	The name and address of the Unitholder set forth in this Bullion Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Bullion Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

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Schedule “F”
FORM OF CASH REDEMPTION NOTICE

DATE:	_____________________________

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

Ticker Symbol: _______________CUSIP number __________________________

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Cash Redemption Notice under Section 6.3 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of            units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for cash of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of ●, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on ______________________________________   .

Wiring Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:	The name and address of the Unitholder set forth in this Cash Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Cash Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

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Schedule L
Form of Joinder Agreement

(see attached)

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JOINDER AGREEMENT

THIS AGREEMENT is made as of •, 2017

A M O N G:

SPROTT PHYSICAL GOLD AND SILVER TRUST (the “Trust”), a trust formed under the laws of the Province of Ontario

- and -

SPROTT INC. (“SII”), a corporation incorporated under the laws of the Province of Ontario

- and -

CENTRAL FUND OF CANADA LIMITED (“CFCL”), a corporation continued under the laws of the Province of Alberta

- and -

THE CENTRAL GROUP ALBERTA LTD. (“CGAL”), a corporation incorporated under the laws of Alberta

- and -

2070140 ALBERTA LTD. (“New Administrator”), a corporation incorporated under the laws the Province of Alberta

- and -

PHILIP M. SPICER, an individual residing in the City of Hamilton, Province of Ontario

- and -

J.C. STEFAN SPICER (together with Philip M. Spicer, the “CGAL Shareholders” and, each an “CGAL Shareholder”), an individual residing in the City of Hamilton, Province of Ontario.

RECITALS:

WHEREAS, reference is made to the arrangement agreement among SII, CFCL, CGAL, New Administrator and the CGAL Shareholders dated October 1, 2017 (the "Arrangement Agreement") and the accompanying plan of arrangement (the “Plan or Arrangement”);

WHEREAS, as contemplated in Section 2.11(c) of the Arrangement Agreement, the Trust shall enter into this Joinder Agreement (this “Agreement”) with the Parties to ensure that all actions and things as are contemplated to be done by the Trust, as "the Trust" (as defined in each of the Arrangement Agreement and the Plan of Arrangement), under the Arrangement Agreement and the Plan of Arrangement, and for the Arrangement Agreement to be the valid and binding obligation of the Trust and enforceable in accordance with its terms;

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WHEREAS, the Trust desires to become a party to, and to be bound by the terms of, the Arrangement Agreement and the Plan of Arrangement as “the Trust” thereunder;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Trust to abide, and of SII to cause the Trust to abide, by the covenants and agreements of the “the Trust” in the Arrangement Agreement;

AND WHEREAS the execution and delivery of this Agreement by the Trust and SII is a condition to completion of the Arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions: Capitalized terms used herein and not otherwise defined have the meanings given to them in the Arrangement Agreement.

2.	Joinder: The Trust hereby (a) acknowledges, agrees and confirms that by its execution of this Agreement it is “the Trust” under the Arrangement Agreement as if it was an original signatory thereto, and further acknowledges, agrees and confirms that it is "the Trust" under the Plan of Arrangement; and (b) assumes and agrees to be bound by all of the terms, conditions and covenants applicable to the Trust under the Arrangement Agreement and the Plan of Arrangement; and each of SII, CFCL, CGAL, New Administrator and the CGAL Shareholders hereby accept the addition of the Trust as “the Trust” and as a Party to the Arrangement Agreement.

3.	Covenants by SII: SII hereby covenants and agrees that, until the Effective Time, it shall be jointly and severally liable with the Trust for any breaches by the Trust of the Arrangement Agreement prior to the Effective Time, it being understood that such liabilities are subject to the terms and conditions, including limitations on liability, set forth in the Arrangement Agreement. At and following the Effective Time, SII shall no longer be jointly and severally liable with the Trust for any breaches by the Trust of the Arrangement Agreement prior to the Effective Time and only the Trust shall be liable for any such breaches.

4.	Notices.

(a)	The Trust’s address for Notices hereunder and pursuant to the Arrangement Agreement is:

(i)	to the Trust at:

Sprott Physical Gold and Silver Trust

c/o Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention:	Arthur Einav, General Counsel
Telephone:	416-943-6448
Facsimile:	416-943-6497
Email:	aeinav@sprottconsulting.com

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with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	John Ciardullo and J.R. Laffin
Telephone:	416-869-5500
Facsimile:	416-947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

(b)	The address for Notices for each other Party hereto shall be as contemplated in Section 9.2 of the Arrangement Agreement.

(c)	All Notices delivered hereunder shall be delivered in accordance with the notice provisions specified in the Arrangement Agreement.

5.	Amendment; Waiver. Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and executed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

6.	Further Assurances. The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.	Successors and Assigns. The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

8.	Governing Law. This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

9.	Counterparts: This Agreement may be executed in any number of counterparts (including counterparts by facsimile or similar executed electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of this page has been intentionally left blank.]

A-4-L-4

IN WITNESS OF WHICH the Parties have executed this Joinder Agreement.

SPROTT PHYSICAL GOLD AND SILVER TRUST, by its manager, SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC.

By:
Name:
Title:

SPROTT INC.

By:
Name:
Title:

CENTRAL FUND OF CANADA LIMITED

By:
Name:
Title:

2070140 ALBERTA LTD.

By:
Name:
Title:

THE CENTRAL GROUP ALBERTA LTD.

By:
Name: J.C. Stefan Spicer
Title: Director

A-4-L-5

Name: Philip M. Spicer	Witness

Name: J.C. Stefan Spicer	Witness

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APPENDIX B

INTERIM ORDER

B-1

COURT FILE NUMBER	1701-14449	Clerk’s Stamp

COURT	COURT OF QUEEN'S BENCH OF ALBERTA	Filed on October 26, 2017
JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT BY CENTRAL FUND OF CANADA LIMITED, ALSO INVOLVING ITS SHAREHOLDERS, SPROTT PHYSICAL GOLD AND SILVER TRUST, SPROTT INC., THE CENTRAL GROUP ALBERTA LTD. AND ITS SHAREHOLDERS AND 2070140 ALBERTA LTD.

APPLICANTS	CENTRAL FUND OF CANADA LIMITED and 2070140 ALBERTA LTD.

RESPONDENTS	NOT APPLICABLE

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Parlee McLaws LLP

Barristers & Solicitors

3300 TD Canada Trust Tower

421 – 7th Avenue SW

Calgary, AB T2P 4K9

Attention: G. Scott Watson

Phone: 403.294.7038

Fax: 403.265.8875

Email: swatson@parlee.com

File No.: 581-228290

DATE ON WHICH THE ORDER WAS PRONOUNCED: October 26, 2017

NAME OF JUDGE WHO MADE THE ORDER: Madam Justice Romaine

LOCATION OF HEARING: Calgary Court Centre, 601-5th Street SW, Calgary

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UPON the joint Originating Application (the "Originating Application") of Central Fund of Canada Limited ("CFCL") and 2070140 Alberta Ltd. (the “New Administrator”);

AND UPON reading the Originating Application, the Affidavit of Barry R. Cooper sworn October 25, 2017 (the "Affidavit") and the Affidavit of J.C. Stefan Spicer on behalf of the New Administrator sworn October 25, 2017, and the documents referred to therein;

AND UPON hearing counsel for CFCL, the New Administrator, Sprott Inc. (“Sprott”) and Sprott Physical Gold and Silver Trust;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft management information circular (the "Information Circular") of CFCL which is attached as Exhibit "A" to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement attached as Appendix D to the Information Circular and arrangement agreement which is attached as Appendix A-4 of the Information Circular.

IT IS HEREBY ORDERED AND DECLARED THAT:

General

1.	CFCL shall seek approval of the Arrangement as described in the Information Circular by the holders ("Common Shareholders") of its Common shares ("Common Shares") and the holders ("Class A Shareholders" collectively with the Common Shareholders, the "Shareholders") of its Class A non-voting shares ("Class A Shares" collectively with Common Shares, the "Shares") in the manner set forth below.

The Meeting

2.	CFCL shall call and conduct a special meeting (the "Meeting") of the Shareholders on or about November 30, 2017, for the purposes of considering and, if thought fit, approving and agreeing to the Arrangement under Section 193 of the Business Corporations Act (Alberta) ("ABCA"), as contemplated in the Plan of Arrangement outlined in the Information Circular, and transacting such other business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

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3.	The Class A Shareholders will be asked to consider and vote, as a class, upon a resolution to approve the Arrangement substantially in the form attached as Appendix A-1 of the Information Circular (the "Class A Special Resolution").

4.	The Common Shareholders will be asked to consider and vote, as a class, upon a resolution to approve the Arrangement substantially in the form attached as Appendix A-2 of the Information Circular (the "Common Special Resolution").

5.	The Chairman of the board of CFCL or, failing him, the Vice-Chairman of the board of CFCL, or failing him any other director of CFCL, shall be the Chairman of the Meeting.

6.	A quorum at the Meeting shall be:

(a)	two persons present in person or represented by proxy who, in the aggregate, hold at least 10% of the Shares; and

(b)	the holders of not less than 20% of the Class A Shares then outstanding present in person or represented by proxy.

7.	If within 30 minutes from the time appointed for the Meeting, a quorum is not present, the Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

8.	Each Class A Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Class A Special Resolution and any other matters to be considered at the Meeting.

9.	Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Common Special Resolution and any other matters to be considered at the Meeting.

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10.	The record date for Shareholders entitled to receive notice of and vote at the Meeting shall be October 27, 2017 (the "Record Date"). The Record Date will not change in respect of any adjournments or postponements of the Meeting, unless required by law. Only Shareholders whose names have been entered on the register of CFCL as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided that, to the extent a Shareholder transfers the ownership of any Shares after the Record Date and the transferee of those Shares produces properly endorsed Share certificates or otherwise establishes ownership of such Shares and demands, not later than two business days before the Meeting, to be included on the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

11.	The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of CFCL in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of CFCL, the terms of this Order shall govern.

Conduct of the Meeting

12.	The only persons entitled to attend the Meeting shall be Shareholders or their authorized proxy holders, CFCL's directors and officers and its auditors, CFCL's legal counsel, counsel appointed for the various sub-committees comprised by CFCL, counsel to the New Administrator and such other persons who may be permitted to attend by the Chair of the Meeting.

13.	The number of votes required to pass the Arrangement shall be:

(a)	not less than 66 2/3% of the votes cast, by each of the Class A Shareholders ("Class A Approval") and the Common Shareholders ("Common Approval"), each voting separately as a class, present in person or by proxy, at the Meeting; and

(b)	a simple majority of the minority of the Class A Shareholders ("Minority Class A Approval") and the Common Shareholders ("Minority Common Approval"), each voting separately as a class, determined by excluding those votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions as particularized in the Information Circular, each voting separately as a class, present in person or by proxy, at the Meeting to obtain the requisite Minority Class A Approval and Minority Common Approval.

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14.	To be valid, a proxy must be deposited with CFCL in the manner described in the Information Circular with a deadline of 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the Meeting, subject to a waiver by CFCL in accordance with the Arrangement Agreement.

15.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

16.	CFCL is authorized, to the extent permitted in the Arrangement Agreement, to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as CFCL deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as CFCL determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

17.	CFCL and the New Administrator are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Class A Special Resolution and Common Special Resolution, without need to return to this Court to amend this Order.

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Amendments to Meeting Materials

18.	CFCL is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, form of Class A Shareholder proxy ("Class A Shareholder Proxy"), form of Common Shareholder proxy ("Common Shareholder Proxy"), notice of the Meeting ("Notice of Meeting"), form of Class A Shareholder letter of transmittal ("Class A Letter of Transmittal"), form of Common Shareholder letter of transmittal ("Common Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine, and CFCL may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by CFCL. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	CFCL shall advise the Shareholders of the material change or material fact by disseminating a news release (a "News Release") in accordance with applicable securities laws and the policies of the TSX and NYSE American; and

(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail, CFCL shall not be required to deliver an amendment to the Information Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

19.	The registered Shareholders are accorded the right to dissent with respect to the Class A Special Resolution and/or the Common Special Resolution, relating to the shares they hold, and to receive from the Trust or Sprott, respectively, subject to the provisions of the ABCA, the fair value of their Shares, by way of debt claim, with respect to which such right of dissent is exercised under Section 191 of the ABCA.

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20.	In order for a registered Shareholder (a "Dissenting Shareholder") to exercise such right to dissent under section 191 of the ABCA:

(a)	notwithstanding subsection 191(5) of the ABCA, the written objection required to be sent to CFCL by a Dissenting Shareholder pursuant to Section 191(5) of the ABCA must be received by CFCL c/o Parlee McLaws LLP, at 3300 TD Canada Trust Tower, 421 7 Avenue SW., Calgary, Alberta, T2P 4K9, Attention: Nancy Penner, by 5:00 p.m. (Calgary time) on the second business day (meaning any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York immediately preceding the Meeting or any adjournment or postponement thereof;

(b)	a vote against the Class A Special Resolution or the Common Special Resolution, whether in person or by proxy, shall not constitute a written objection to the Class A Special Resolution or the Common Special Resolution as required under clause 21(a) herein;

(c)	a Shareholder must dissent in respect of all of their shares held in a single class, but if they hold both Class A Shares and Common Shares, they can elect to dissent in relation to one or both classes;

(d)	a Shareholder who has voted their Class A Shares in favour of the Class A Special Resolution approving the Arrangement may not exercise the right to dissent with respect to their Class A Shares;

(e)	a Shareholder who has voted their Common Shares in favour of the Common Special Resolution approving the Arrangement may not exercise the right to dissent with respect to their Common Shares;

(f)	Shareholders that are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary may only dissent through the registered owner of such Shares;

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(g)	a dissenting Shareholder must abstain from voting his or her Shares in respect of which dissent rights have been exercised at the Meeting, either in person or represented by proxy, in favour of approving the Arrangement;

(h)	to the extent the provisions of Section 191 of the ABCA are inconsistent with Article 3 of the Plan of Arrangement, the provisions of Article 3 of the Plan of Arrangement shall apply; and

(i)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

21.	The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Shareholders and shall be paid to the Dissenting Shareholders as contemplated by the Arrangement and this Order.

22.	Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 21 and 22 above, and who:

(a)	are determined to be entitled to be paid the fair value of their Shares, shall be deemed to have transferred such Class A Shares or Common Shares, as applicable, as of the effective time of the Arrangement (the "Effective Time"), to the Trust or Sprott, respectively, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for the fair value of the Shares from the Trust or Sprott, respectively; or

(b)	are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and such Shares will be deemed to be exchanged for the consideration under the Arrangement.

But in no event shall CFCL, the Trust, Sprott or any other person be required to recognize such Shareholders as holders of Shares after the Effective Time, and the names of such Shareholders shall be removed from the register of Shares.

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23.	Subject to further order of this Court, the rights available to Shareholders under the ABCA and the Arrangement to dissent from the Class A Special Resolution or the Common Special Resolution shall constitute full and sufficient dissent rights for the Shareholders with respect to the Class A Special Resolution or the Common Special Resolution.

24.	Notice to Shareholders of the right of dissent with respect to the Class A Special Resolution and the Common Special Resolution, approving the Arrangement, and to receive, subject to the provisions of the ABCA, the fair value of their dissented Shares, shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Shareholders in accordance with paragraph 27 of this Order.

Notice

25.	The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to CFCL may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meeting, the Class A Proxy, the Common Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by CFCL to be necessary or advisable including the Class A Letter of Transmittal and the Common Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to the Shareholders who hold Shares, as of the Record Date, the directors of CFCL, and the auditors of CFCL, by one or more of the following methods:

(a)	in the case of registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of CFCL as of the Record Date not later than 21 days prior to the Meeting;

(b)	in the case of non-registered Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54 -101 - Communication With Beneficial Owners of Securities of a Reporting Issuer; and

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(c)	in the case of the directors and auditors of CFCL, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

26.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the directors and auditors of CFCL:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting and the Information Circular; and

(d)	the Notice of Originating Application.

Final Application

27.	The New Administrator, by written resolution of the sole shareholder of the New Administrator, has passed the New Administrator arrangement resolution (the "New Administrator Arrangement Resolution") and the New Administrator Arrangement Resolution was satisfactorily delivered to CFCL and Sprott concurrently with the execution of the Arrangement Agreement.

28.	Subject to further order of this Court, and provided that the Shareholders have approved the Arrangement in the manner directed by this Court and the directors of CFCL have not revoked their approval, as provided in the Arrangement Agreement, CFCL and the New Administrator may proceed with an application for a final Order of the Court approving the Arrangement (the "Final Order") on December 5, 2017 at 11:00 a.m. or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the certificate of arrangement, CFCL, the New Administrator, all Shareholders, all parties to the Arrangement Agreement and all other persons affected will be bound by the Arrangement in accordance with its terms.

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29.	Any Shareholder or other interested party desiring to support or oppose the Originating Application at the Final Order may appear at the time of the hearing in person or by counsel for that purpose, provided such Shareholder or other interested party files with the Court and serves upon CFCL and the New Administrator on or before 4:00 p.m. (Calgary time) on November 23, 2017 (or the business day that is five business days prior to the date of the Meeting if it is not held on November 30, 2017), a Notice of Intention to Appear, setting out such Shareholder's or other interested party's address for service and indicating whether such Shareholder or other interested party intends to support or oppose the application or make submissions, together with a summary of the position such interested party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on CFCL shall be effected by service upon the solicitors for CFCL, 3300 TD Canada Trust Tower, 421-7 Avenue SW., Calgary, Alberta, T2P 4K9, Attention: G. Scott Watson; and upon the New Administrator by service upon the solicitors for the New Administrator, 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

30.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 30 of this Order, shall have notice of the adjourned date.

31.	Service of notice of this application on any person is hereby dispensed with.

Leave to Vary Interim Order

32.	CFCL is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

"B.E. Romaine"
Justice of the Court of Queen's Bench of Alberta

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APPENDIX C

NOTICE OF ORIGINATING APPLICATION

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COURT FILE NO. 1701-14449

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT BY CENTRAL FUND OF CANADA LIMITED, ALSO INVOLVING ITS SHAREHOLDERS, SPROTT PHYSICAL GOLD AND SILVER TRUST, SPROTT INC., THE CENTRAL GROUP ALBERTA LTD. AND ITS SHAREHOLDERS AND 2070140 ALBERTA LTD.

NOTICE OF JOINT ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that a joint originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Central Fund of Canada Limited and 2070140 Alberta Ltd. (together, the "Applicants") with respect to a proposed plan of arrangement (the "Arrangement") under section 193 of the Business Corporations Act, RSA 2000, c. B-9, as amended (the "ABCA"), involving Central Fund of Canada Limited ("CFCL"), Sprott Physical Gold and Silver Trust (the "Trust"), Sprott Inc. ("Sprott"), The Central Group Alberta Ltd. ("CGAL") and its shareholders (the "CGAL Shareholders"), 2070140 Alberta Ltd., the holders (the "Class A Shareholders") of Class A shares of CFCL (the "Class A Shares") and the holders (the "Common Shareholders" and together with the Class A Shareholders, the "CFCL Shareholders") of common shares of CFCL (the "Common Shares"). The Arrangement is described in greater detail in the Information Circular of CFCL dated October 26, 2017, accompanying this Notice of Originating Application. The Applicants intend to seek:

1.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to CFCL Shareholders, CGAL and other affected parties, both from a substantive and procedural point of view;

2.	an order approving the Arrangement pursuant to Section 193 of the ABCA and the terms and conditions contained in the Arrangement;

3.	an order declaring that the CFCL Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as may be modified by the interim order of the Court dated October 26, 2017 (the "Interim Order");

4.	a declaration that the Arrangement will, upon the filing of articles of arrangement under the ABCA and issuance of a certificate of arrangement by the Registrar of Corporations, be effective under the ABCA in accordance with its terms and will be binding on CFCL, the CFCL Shareholders, the Trust, Sprott, CGAL, CGAL Shareholders, 2070140 Alberta Ltd. and all other persons at and after the effective time of the Arrangement; and

5.	such further and other orders, declarations and directions as the Court may deem just.

(collectively, the "Final Order")

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the trust units of the Trust to Class A Shareholders pursuant to the Arrangement.

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AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court, at 601 – 5th Street S.W., Calgary, Alberta on December 5, 2017 at 11:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any CFCL Shareholder or other interested party (each an "Interested Party") desiring to support or oppose the Application, may appear at the time of the hearing in person or by counsel for that purpose. Any CFCL Shareholder or the Interested Party desiring to appear and make submissions at the application for the Final Order is required to file with the Court and serve upon the Applicants, on or before 4:00 p.m. (Calgary time) on November 23, 2017 (or the business day that is five business days prior to the date of the Meeting if it is not held on November 30, 2017), a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicants shall be effected by service upon the solicitors for CFCL, Parlee McLaws llp, 3300 TD  Canada Trust Tower, 421 – 7 Avenue S.W., Calgary, AB, T2P 4K9, Attention: G. Scott Watson; and upon the New Administrator by service upon the solicitors for the New Administrator, 2500, 450 - 1st Street SW, Calgary, Alberta T2P 5H1, Attention: Tristram Mallett. If any CFCL Shareholder or the Interested Party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Applicants and that in the event the hearing of the Application is adjourned, only those parties who have appeared before the Court for the hearing of the Application, and those Interested Parties who have served a Notice of Intention to Appear in accordance with the Interim Order, shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of CFCL Shareholders for the purposes of voting upon a special resolution of each of the Class A Shareholders and the Common Shareholders to approve the Arrangement and has directed that registered Class A Shareholders and the registered Common Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as may be amended by the terms of the Arrangement and the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any CFCL Shareholder or any Interested Party requesting the same by the under mentioned solicitors for CFCL upon written request delivered to such solicitors as follows:

Parlee McLaws LLP

3300 TD  Canada Trust Tower

421 – 7 Avenue S.W.

Calgary, AB T2P 4K9

Attention: G. Scott Watson

[Signature Page Follows]

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DATED at Ancaster, Ontario, this 26th day of October, 2017.

BY ORDER OF CENTRAL FUND OF CANADA LIMITED

(Signed) "J.C. Stefan Spicer"

J.C. Stefan Spicer
Chairman, President & CEO

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APPENDIX D

PLAN OF ARRANGEMENT

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PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta).

“Administration Agreement” means the amended and restated administrative and consulting agreement between CFCL and the Administrator dated as of November 1, 2005.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms thereof and of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated October 1, 2017 among SII, CFCL, CGAL, New Administrator and the CGAL Shareholders.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta or New York, New York.

“Certificates of Arrangement” means, collectively, the CFCL Certificate of Arrangement and the New Administrator Certificate of Arrangement.

“CFCL” means Central Fund of Canada Limited, a corporation continued under the ABCA.

“CFCL Arrangement Resolutions” means, collectively, the Class A Shareholder Arrangement Resolution and the Common Shareholder Arrangement Resolution.

“CFCL Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the CFCL Articles of Arrangement.

“CFCL Circular” means the notice of the CFCL Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the CFCL Shareholders in connection with the CFCL Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“CFCL Indemnification Obligations” means CFCL’s obligations pursuant to section 11 of the Administration Agreement to indemnify and hold harmless CGAL from and against any and all losses, costs, claims and liabilities which CGAL may suffer or incur by reason of any matter or thing which CGAL may have properly done or caused to be done pursuant to the terms of the Administration Agreement.

“CFCL Meeting” means the special meeting of CFCL Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the CFCL Arrangement Resolutions and for any other purpose as may be set out in the CFCL Circular and agreed to in writing by CFCL, SII and CGAL, each acting reasonably.

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“CFCL Real Property” means the condominium where CFCL’s head office is located having the municipal address Suite 805 Hallmark Estates, 1323 – 15th Avenue, SW., Calgary, Alberta.

“CFCL Shareholders” means, collectively, the Class A Shareholders and the Common Shareholders.

“CFCL Shares” means, collectively, the Class A Shares and the Common Shares.

“CGAL” means The Central Group Alberta Ltd., a corporation incorporated under the ABCA.

“CGAL Aggregate Cash Consideration” means a cash amount equal to (a) $105 million less (b) the aggregate Common Shareholder Consideration.

“CGAL Aggregate Consideration” means the CGAL Aggregate Cash Consideration and the CGAL Aggregate Share Consideration.

“CGAL Aggregate Share Consideration” means 6,997,387 SII Shares.

“CGAL Shareholders” means Philip M. Spicer and J.C. Stefan Spicer, and each a “CGAL Shareholder”.

“Class A Letter of Transmittal” means the letter of transmittal for use by Class A Shareholders with respect to the Arrangement, which shall be mailed to Class A Shareholders by the Trust.

“Class A Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Class A Shareholders at the CFCL Meeting.

“Class A Shareholder Consideration” means the consideration to be received by the Class A Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, one (1) Trust Unit.

“Class A Shareholders” means the registered or beneficial holders of Class A Shares.

“Class A Shares” means the class A non-voting shares in the capital of CFCL.

“Common Shareholder Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered by the Common Shareholders at the CFCL Meeting.

“Common Shareholder Consideration” means the consideration to be received by the Common Shareholders pursuant to this Plan of Arrangement consisting of $500 in cash for each Common Share.

“Common Share Letter of Transmittal” means the letter of transmittal for use by Common Shareholders with respect to the Arrangement, which shall be mailed to Common Shareholders by CFCL together with the CFCL Circular.

“Common Shareholders” means the registered or beneficial holders of Common Shares.

“Common Shares” means the common shares in the capital of CFCL.

“Consideration” means, collectively, the Class A Shareholder Consideration, the Common Shareholder Consideration, the CGAL Aggregate Consideration and the SII-Held Common Share Consideration.

“Court” means the Court of Queen’s Bench of Alberta (Calgary), or other court as applicable.

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“Depositary” means TSX Trust Company or such other Person as SII, CFCL and CGAL agree in writing.

“Dissenting Class A Share” has the meaning specified in Section  2.3(d)(i).

“Dissenting Class A Shareholder” means any registered Class A Shareholder who has duly and validly exercised its Dissent Rights pursuant to this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Common Share” has the meaning specified in Section 2.3(d)(ii).

“Dissenting Common Shareholder” means any registered Common Shareholder who has duly and validly exercised its Dissent Rights pursuant this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Holders” means, collectively, Dissenting Class A Shareholders and Dissenting Common Shareholders.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section  3.1 of this Plan of Arrangement.

“Effective Date” means the date shown on the Certificates of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as SII, CFCL and CGAL agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to SII, CFCL and CGAL, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of SII, CFCL and CGAL, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to SII, CFCL and CGAL, each acting reasonably) on appeal.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to SII, CFCL and CGAL, each acting reasonably, providing for, among other things, the calling and holding of the CFCL Meeting and the approval of matters related to the New Administrator Arrangement Resolution, as such order may be amended by the Court (which amendment shall be acceptable to SII, CFCL and CGAL, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, instrument, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind capable of becoming any of the foregoing, in each case, whether contingent or absolute.

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“Manager” means Sprott Asset Management LP, in its capacity as the manager of the Trust.

“New Administrator” means 2070140 Alberta Ltd., a corporation incorporated under the ABCA.

“New Administrator Arrangement Resolution” means the written resolution of the sole shareholder of New Administrator approving the Plan of Arrangement, executed by CGAL and delivered to CFCL and SII.

“New Administrator Articles of Arrangement” means the articles of arrangement of the New Administrator in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to SII, CFCL, CGAL and the New Administrator, each acting reasonably.

“New Administrator Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the New Administrator Articles of Arrangement.

“New Administrator Shares” means the common shares in the capital of the New Administrator.

“Parties” means SII, CFCL, CGAL, New Administrator and the CGAL Shareholders and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 193 of the ABCA, and any amendments or variations made in accordance with Section  5.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of SII, CFCL and CGAL, each acting reasonably.

“Registrar” means the Registrar appointed pursuant to section 263 of the ABCA.

“Residual Rights” has the meaning specified in Section 2.4(1).

“Settlor” means Ahsan Ahmed, an individual resident in the Province of Ontario.

“Settlor Unit” means the Trust Unit held prior to the Effective Time by the Settlor, as settlor of the Trust.

“SII” means Sprott Inc., a corporation incorporated under the laws of the Province of Ontario.

“SII-Held Common Share Consideration” means the consideration to be received by SII, as a holder of Common Shares, pursuant to Section 2.3(i) consisting of, for each Common Share, one (1) Trust Unit.

“SII Shares” means the common shares in the capital of SII.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary.

“Tax Act” means the Income Tax Act (Canada).

“Transferred Assets” means all of the assets of CFCL other than the Administration Agreement.

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“Transferred Liabilities” means all of the liabilities of CFCL other than the Administration Agreement.

“Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario pursuant to the Trust Agreement.

“Trust Agreement” means the trust agreement dated October 26, 2017 among the Settlor, the Manager and the Trustee.

“Trustee” means RBC Investor Services Trust, a trust company organized under the federal laws of Canada, or such other Person as SII, CFCL and CGAL agree in writing.

“Trust Units” means the units of the Trust.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to sums of money or to “$” are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation,”; (b) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”; and (c) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Calgary, Alberta, Canada.

(8)	Governing Law. This Plan of Arrangement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings in connection with this Plan of Arrangement will be subject to the exclusive jurisdiction of the Court.

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Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Effect of Arrangement

(1)	This Plan of Arrangement and the Arrangement, upon the filing of each of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement and the issuance of the Certificates of Arrangement, will become effective, and be binding on CFCL, the CFCL Shareholders, including Dissenting Class A Shareholders and Dissenting Common Shareholders, CGAL, New Administrator, the CGAL Shareholders, SII, the Trust, CST Trust Company and American Stock Transfer & Trust Company, LLC, the transfer agents of CFCL, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

(2)	The CFCL Articles of Arrangement, the New Administrator Articles of Arrangement and the Certificates of Arrangement shall be filed and issued, respectively with respect to the Arrangement in its entirety. The Certificates of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 2.3 has become effective in the sequence and at the times set out therein.

2.3	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in the following sequence:

(a)	all rights as of and after the Effective Time and all obligations arising on or after the Effective Time of CGAL under the Administration Agreement shall be, and shall be deemed to be, assigned to, assumed by and novated to New Administrator and New Administrator shall not assume any liabilities of CGAL of any nature whatsoever in consideration of the issuance by New Administrator of 10 common shares of New Administrator;

(b)	the CFCL Indemnification Obligations shall be, and shall be deemed to be, assigned to, assumed by and novated to the Trust;

(c)	the New Administrator Shares shall, and shall be deemed to, be assigned and transferred by CGAL to SII, without any further act or formality, in exchange for the CGAL Aggregate Consideration, and

(i)	CGAL shall cease to be the holder of the New Administrator Shares and to have any rights as a holder of New Administrator Shares other than the right to be paid the CGAL Aggregate Consideration in accordance with this Plan of Arrangement; and

(ii)	CGAL’s name shall be removed from the register of holders of New Administrator Shares and SII shall be recorded as the registered holder of the New Administrator Shares and shall be deemed the legal and beneficial owner thereof;

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(d)	subject to Section 3.1:

(i)	each of the Class A Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Class A Shareholders (each a “Dissenting Class A Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to the Trust, without any further act or formality, in exchange for a debt claim against the Trust in the amount equal to the fair value for such Class A Shares as set out in Section 3.1, and (A) such Dissenting Class A Shareholders shall cease to be the holders of such Class A Shares and to have any rights as holders of such Class A Shares other than the right to be paid by the Trust the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Class A Shareholder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so assigned and transferred and the Trust shall be recorded as the registered holder of such Class A Shares and shall be deemed the legal and beneficial owner thereof; and

(ii)	each of the Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn held by Dissenting Common Shareholders (each a “Dissenting Common Share”) shall, and shall be deemed to, be assigned and transferred by the holders thereof to SII, without any further act or formality, in exchange for a debt claim against SII in the amount equal to the fair value for such Common Shares as set out in Section 3.1, and (A) such Dissenting Common Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid by SII the amount determined in accordance with Section 3.1 and (B) the name of each Dissenting Common Shareholder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(e)	each Common Share (other than any Dissenting Common Shares) shall be, and shall be deemed to be, assigned and transferred by the holder thereof to SII, without any further act or formality, in exchange for the Common Shareholder Consideration, and

(i)	the holder of each Common Share so assigned and transferred shall cease to be the holder of the Common Share so assigned and transferred and to have any rights as holder of such Common Share other than the right to be paid such Common Shareholder’s Common Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Share so assigned and transferred and SII shall be recorded as the registered holder of such Common Share and shall be deemed the legal and beneficial owner thereof;

(f)	subject to Section 2.4:

(i)	CFCL shall sell, assign, transfer, convey and deliver to the Trust the Transferred Assets and all of CFCL’s right and title to the Transferred Assets;

(ii)	in consideration for, and concurrently with the sale, assignment, transfer, conveyance and delivery in Section 2.3(f)(i), the Trust:

(A)	shall assume, and agree to discharge, perform and fulfill, the Transferred Liabilities; and

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(B)	concurrently with the assumption and agreement in Section 2.3(f)(ii)(A), shall issue to CFCL that number of fully-paid non-assessable Trust Units as is equal to the aggregate number of Class A Shares and Common Shares issued and outstanding immediately prior to the Effective Time;

(g)	concurrently with the issuance of Trust Units in Section 2.3(f)(ii)(B), the Settlor Unit shall be cancelled without any payment in respect thereof, and

(i)	the Settlor shall cease to be the holder of the Settlor Unit and to have any rights as holder of the Settlor Unit; and

(ii)	the name of the Settlor shall be removed from the register of holders of Trust Units as it relates to the Settlor Unit;

(h)	each Class A Share shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the Class A Shareholder Consideration, and

(i)	the holder of each Class A Share so redeemed and cancelled shall cease to be the holder of the Class A Share so redeemed and cancelled and to have any rights as holder of such Class A Share other than the right to be paid such Class A Shareholder’s Class A Shareholder Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of such holder shall be removed from the register of holders of Class A Shares as it relates to the Class A Share so redeemed and cancelled;

(i)	concurrently with the redemption and cancellation in Section 2.3(h), each Common Share (all of which are now held by SII) shall be, and shall be deemed to be, redeemed and cancelled by CFCL, without any further act or formality, in exchange for the SII-Held Common Share Consideration, and

(i)	SII shall cease to be the holder of such Common Shares and to have any rights as holder of such Common Shares other than the right to be paid the SII-Held Common Share Consideration in accordance with this Plan of Arrangement; and

(ii)	the name of SII shall be removed from the register of holders of Common Shares as it relates to such Common Shares.

2.4	Exclusions

(1)	Notwithstanding anything in this Plan of Arrangement, the Trust does not assume and has no obligation to discharge any liability or obligation under or in respect of any Transferred Asset: (i) which is not assignable in whole or in part without the consent, approval or waiver of the other party or parties to it; or (ii) which cannot be performed by the Trust without the consent of the other party or parties to it (collectively, the “Residual Rights”), unless, in either case, such consent, approval or waiver has been obtained on terms satisfactory to the Trust and the value of such Transferred Assets have enured to the Trust.

(2)	The Residual Rights shall be held in trust for the benefit of the Trust by CFCL.

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Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Class A Shareholders may exercise dissent rights in connection with the Class A Shareholder Arrangement Resolution and registered Common Shareholders may exercise dissent rights in connection with the Common Shareholder Arrangement Resolution (collectively, “Dissent Rights”) pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section  3.1; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the applicable CFCL Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by CFCL not later than 5:00 p.m. on the second (2nd) Business Day immediately preceding the date of the CFCL Meeting (as it may be adjourned or postponed from time to time). Dissenting Class A Shareholders and Dissenting Common Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred: (i) in the case of the Dissenting Class A Shareholders, the Dissenting Class A Shares held by them to the Trust as provided in Section  2.3(d)(i); and (ii) in the case of the Dissenting Common Shareholders, the Dissenting Common Shares held by them to SII as provided in Section  2.3(d)(ii), and if they:

(a)	ultimately are entitled to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares, as applicable, will be entitled to be paid the fair value of such Dissenting Class A Shares or Dissenting Common Shares, as applicable, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Class A Shares or Dissenting Common Shares, as applicable; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Class A Shares or Dissenting Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Class A Shareholder or Common Shareholder, as applicable.

3.2	Recognition of Dissenting Holders

(1)	In no circumstances shall SII, the Trust, CFCL or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Class A Shares or Common Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall SII, the Trust, CFCL or any other Person be required to recognize Dissenting Holders as holders of Dissenting Class A Shares or Dissenting Common Shares after the completion of the transfer under Section 2.3(d), and the names of such Dissenting Holders shall be removed from the registers of holders of Class A Shares or Common Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the applicable event described in Section 2.3(d) occurs. In addition to any other restrictions under section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Class A Shareholders who vote or have instructed a proxyholder to vote any Class A Shares in favour of the Class A Shareholder Arrangement Resolution (but only in respect of such Class A Shares); and (ii) Common Shareholders who vote or have instructed a proxyholder to vote any Common Shares in favour of the Common Shareholder Arrangement Resolution (but only in respect of such Common Shares).

(3)	Dissenting Holders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Class A Shares or Dissenting Common Shares, as applicable, shall be deemed to have participated in the Arrangement pursuant to Section 2.3(h) and Section 2.3(e), respectively, on the same basis as a non-dissenting holder of Class A Shares or Common Shares, as applicable.

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Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(1)	Prior to filing of the CFCL Articles of Arrangement and the New Administrator Articles of Arrangement, SII and the Trust shall deposit in escrow:

(a)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII, CFCL and CGAL, each acting reasonably), sufficient funds, SII Shares and Trust Units to satisfy the aggregate Consideration payable to CFCL Shareholders pursuant to the Plan of Arrangement; and

(b)	with the Depositary (the terms and conditions of such escrow to be satisfactory to SII and CGAL, each acting reasonably) sufficient funds and SII Shares to satisfy the CGAL Aggregate Consideration payable to CGAL pursuant to the Plan of Arrangement.

(2)	Other than in respect of the Common Shares held by SII following the assignment and transfer in Section 2.3(d)(ii) and Section 2.3(e) and their redemption and cancellation for the SII-Held Common Share Consideration in Section 2.3(i), upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Class A Shares or Common Shares (other than CFCL Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), that were transferred pursuant to Section 2.3, together with a duly completed and executed Class A Letter of Transmittal or Common Share Letter of Transmittal, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of Class A Shares or Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under the Arrangement for such Class A Shares or Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Class A Shares or Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Class A Shares or Common Shares not duly surrendered on or before the day that is one day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Class A Shares or Common Shares of any kind or nature against or in CFCL, SII or the Trust. On such date, any and all Consideration which such former holder was entitled shall be deemed to have been surrendered to SII.

(4)	Any payment made by way of cheque by SII or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to SII or the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to SII, and any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Class A Shares or Common Shares to receive the consideration for such Class A Shares or Common Shares, as applicable, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SII for no consideration.

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4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Class A Shares or Common Shares that were assigned and transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to SII and the Depositary (acting reasonably) in such sum as SII may direct, or otherwise indemnify SII, the Trust and CFCL against any claim that may be made against SII, the Trust or CFCL with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

(1)	Other than in respect of the CGAL Aggregate Consideration, CFCL, SII, the Trust and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct CFCL, SII, the Trust or the Depositary, to deduct and withhold on their behalf, from any Consideration payable or otherwise deliverable to any CFCL Shareholders under the Plan of Arrangement such amounts as CFCL, SII, the Trust or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such Consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CFCL Shareholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

(2)	In respect of the CGAL Aggregate Consideration, SII and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct SII or the Depositary, to deduct and withhold on their behalf, from any CGAL Aggregate Consideration payable or otherwise deliverable to CGAL under the Plan of Arrangement such amounts as SII or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such CGAL Aggregate Consideration under any provision of any Law in respect of Taxes, provided, however, that SII, or the Depositary, as applicable, shall notify CGAL of its intent to withhold not less than ten (10) days prior to making such withholding and shall permit CGAL to reduce the amount so withheld, if possible, including through the provision of any tax forms, information, reports or certificates. Any such amounts will be deducted, withheld and remitted from the CGAL Aggregate Consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to CGAL in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Class A Shares, Common Shares and New Administrator Shares issued prior to the Effective Time; (b) the rights and obligations of the CFCL Shareholders, CFCL, the CGAL Shareholders, New Administrator, CGAL, SII, the Trust, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Class A Shares, Common Shares and New Administrator Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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4.5	No Liens

Any exchange, assignment, transfer or similar conveyance of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all SII Shares and Trust Units issued on completion of this Plan of Arrangement to the Class A Shareholders, the Common Shareholders and CGAL will be issued by SII and the Trust in reliance on the exemption from registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

Article 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(1)	SII, CFCL, CGAL, New Administrator and the CGAL Shareholders may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by SII, CFCL, CGAL, New Administrator and the CGAL Shareholders; (iii) filed with the Court and, if made following the CFCL Meeting, approved by the Court; and (iv) communicated to CFCL Shareholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by SII, CFCL, CGAL, New Administrator or the CGAL Shareholders at any time prior to the CFCL Meeting (provided that SII, CFCL, CGAL, New Administrator and the CGAL Shareholders shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the CFCL Meeting in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the CFCL Meeting shall be effective only if: (i) it is consented to in writing by each of SII, CFCL, CGAL, New Administrator and the CGAL Shareholders (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the CFCL Shareholders voting in the manner directed by the Court.

(4)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(5)	Notwithstanding any other provision of this Section 5.1, any amendment, modification or supplement to this Plan of Arrangement may be made by CFCL and the New Administrator, with the consent of SII (which consent may be withheld, conditioned or delayed in SII’s sole discretion), provided that it concerns a matter which, in the reasonable opinion of CFCL and New Administrator, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Class A Shareholder, former Common Shareholder or CGAL.

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Article 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SII, the Trust and CFCL shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement, including any specific conveyancing documents required in connection with the CFCL Real Property.

Article 7
Tax Election

7.1	Tax Election

(1)	The Trust and CFCL shall jointly elect using the form prescribed pursuant to paragraph (c) of the “qualifying exchange” definition in subsection 132.2(1) to have section 132.2 of the Tax Act apply with respect to the transactions contemplated herein and shall file such joint election on or before the date described in paragraph 132.2(6)(a) of the Tax Act and the Trust shall determine the elected amount for the Transferred Assets.

(2)	CGAL shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to (i) the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), and (ii) the transfer of its New Administrator Shares to SII, by providing two signed copies of the necessary prescribed election form(s) to SII within 90 days following the Effective Date, duly completed with the details of, in the case of clause (i) above, the property transferred to New Administrator and the New Administrator Shares issued to CGAL as consideration and, in the case of clause (ii) above, the number of New Administrator Shares transferred, the cash and SII Shares received as consideration and, in each case, the applicable agreed amounts for the purposes of such elections. With respect to the issuance by New Administrator to CGAL of common shares of New Administrator pursuant to Section 2.3(a), the elected amount shall not be less than the CGAL Aggregate Cash Consideration. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the Tax Act (and, where applicable, the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by SII or New Administrator, as applicable, and returned to CGAL within 90 days after the receipt thereof by SII for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by CGAL. SII and New Administrator will not be responsible for the proper completion of any election form and, except for SII’s obligation to sign and return duly completed election form(s) which are received by SII within 90 days of the Effective Date, within 90 days after the receipt thereof by SII, SII and New Administrator will not be responsible for any Taxes, interest or penalties resulting from the failure by CGAL to properly complete or file the election form(s) in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax legislation). In its sole discretion, SII and New Administrator may choose to sign and return an election form received by SII more than 90 days following the Effective Date, but SII and New Administrator will have no obligation to do so.

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APPENDIX E

FAIRNESS OPINIONS OF PwC

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Strictly Privileged and Confidential September 29, 2017	Central Fund of Canada Limited Fairness Opinions in Respect of the Proposed Acquisition of Central Fund of Canada Limited

Mandate Overview	3
Engagement, Credentials and Independence of PwC	4
Limitations and General Assumptions	6
Scope of Our Work	9
Fairness Opinions	11

September 29, 2017

Gowling WLG (Canada) LLP

421 7 Ave SW #1600

Calgary, Alberta

T2P 4K9

Attention: Mr. Stuart Olley

Fairness Opinions in Respect to the Proposed Transaction between Sprott Inc, Sprott Asset Management LP, Central Fund of Canada Limited and Others (as described herein)

Mandate Overview

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers” or “PwC”), has been engaged by Gowling WLG (Canada) LLP (“Gowling”), legal advisor to the Special Offer Committee of the Board of Directors (the “Speeial Offer Committee”) of Central Fund of Canada Limited (“CFCL” or the “Company”), to prepare fairness opinions relating to the Proposed Transaction (the “Proposed Transaction”), proposed by CFCL and pursuant to Section 193 of the Business Corporations Act (Alberta) (the “ABCA”).

The Proposed Transaction has been agreed following Sprott Asset Management LP’s (or “SAM”) application for an unsolicited plan of arrangement (the “Initial Plan of Arrangement”) in respect of CFCL announced on March 8, 2017.

We understand that as a result of the Proposed Transaction, CFCL will seek an interim order of the Court of Queen’s Bench of Alberta (the “Court”) in connection with the plan of arrangement (the “Plan of Arrangement”) providing for the approval of the following three transactions, which are cross-conditional:

(i)	Sprott Inc. (or “SII”) will acquire:

a.	all of the issued and outstanding shares of 2070140 Alberta Ltd. (or “New Administrator”) a newly-incorporated, wholly-owned subsidiary of Central Group Alberta Limited (or “CGAL”) (a corporation owned by Phillip Spicer and J.C. Stefan Spicer (together, the “CGAL Shareholders”), whose sole asset will be the Amended and Restated Administrative and Consulting Agreement dated November 1, 2005 (the “Administration Agreement”), and

b.	all of the issued and outstanding common shares (“Common Shares”) of CFCL.

(ii)	All of the assets and liabilities of CFCL (other than the Administration Agreement) will be transferred to a physical gold and silver bullion investment fund trust to be formed and managed by SAM (the “Trust”); and

(iii)	Class A Shareholders will receive units (or “Trust Units”) of the Trust in exchange for their Class A Shares on a one-for-one basis.

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The Proposed Transaction will affect the following financial securities:

a)	All of the issued and outstanding shares of New Administrator;

b)	All 40,000 issued and outstanding Common Shares (privately held, unlisted securities); and

c)	All 252,116,003 issued and outstanding Class A Shares of CFCL (“Class A Shares”) (TSX:CEF.A) (TSX:CEF.U), (NYSEMKT:CEF).

Consideration for the above mentioned financial securities will be provided as follows, under the Proposed Transaction:

a)	CGAL shall receive, in consideration for the sale to SII of all issued and outstanding shares of New Administrator:

i.	$85 million in cash;

ii.	$15 million in SII stock; and

iii.	Consideration, in the form of an earn-out, to be paid in a lump sum on the first anniversary of the closing date of the Plan of Arrangement of at least $5 million.

b)	The holders of Common Shares shall receive $500 per share (or $20 million in the aggregate) in cash.

c)	The holders of Class A Shares shall receive, in consideration for the exchange of their Class A Shares, Trust Units on a one-for-one basis.

The Proposed Transaction will require the approval in separate class votes of:

a)	66 2/3% and a “majority of the minority” of the Class A Shares, in each ease voted in person or by proxy at a meeting of CFCL shareholders; and

b)	66 2/3% and a “majority of the minority” of the Common Shares, in each ease voted in person or by proxy at a meeting of CFCL shareholders.

All amounts are expressed in Canadian dollars (“$”), unless otherwise stated.

Unless otherwise stated, uppercase terms not defined herein have the meanings ascribed to them in the final draft copy of the arrangement agreement (the “Arrangement Agreement”) dated September 28, 2017 between SII, CFCL, CGAL, New Administrator and the CGAL Shareholders.

Engagement, Credentials and Independence of PwC

Engagement

Pursuant to an agreement entered into between PwC and Gowling (the “Engagement Agreement”), and an amendment to this agreement dated August 12, 2017 (the “Addendum Letter”) PwC was engaged by Gowling at the direction of the Special Offer Committee of the Board of Directors of CFCL, to provide the following services (collectively referred to as the “Fairness Opinions”):

•	An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the holders of Common Shareholders (the “Minority Common Shareholders”) exeluding the CGAL Shareholders and their family (the “Minority Common Shareholders Fairness Opinion”); and

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•	An opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the Class A Shareholders (the “Class A Shareholders Fairness Opinion”).

At the request of the Special Offer Committee, PwC has not provided a Fairness Opinion in relation to (i) CGAL, (ii) the CGAL Shareholders, or (iii) holders of Common Shares who are not Minority Common Shareholders.

PwC is to receive a fee, as stipulated in the Engagement Agreement and Addendum Letter, for completing the engagement. In addition, PwC is entitled to recover reasonable costs and expenses incurred in fulfilling the Engagement Agreement. The fee payable to PwC is not contingent, in whole or in part, on whether the Proposed Transaction is completed, or on the conclusions reached in our Fairness Opinions. In addition, pursuant to the Engagement Agreement, our legal liability to Gowling and CFCL is limited and PwC will be indemnified by CFCL under certain circumstances for liabilities arising in connection with our Fairness Opinions.

PwC understands that our Fairness Opinions will be for the use of the Special Offer Committee and will be one factor, among others, that the Board and/or the Special Offer Committee will consider in determining whether to approve and recommend the Proposed Transaction. Subject to the limitations noted herein, we further understand that the Fairness Opinions, as set out herein, and references thereto or summaries thereof may be included in an information circular related to the Proposed Transaction (the “Information Circular”) which may be filed on SEDAR and EDGAR.

Credentials of PwC

PwC Canada helps organizations and individuals create value for their stakeholders. Our 6,800 partners and staff in offices across the country are committed to delivering quality in assurance, tax, consulting and deals services. PwC Canada is a member of the PwC network of firms (www.pwc.com) with more than 223,000 people in 157 countries. The PwC network of firms is one of the world’s largest professional services networks. Unless otherwise indicated, “PwC” refers to PricewaterhouseCoopers LLP, Canada, an Ontario limited liability partnership.

The Canadian Deals practice helps clients do better deals and create value through mergers, acquisitions, disposals, restructurings and forensics services. We advise our clients in developing the right strategy before the deal, executing their deals seamlessly, identifying issues and points of negotiation and value, and implementing changes to deliver synergies and improvements after the deal. What we call Deals is made up of six core competencies: Transaction Services, Valuations, Modelling & Disputes, Corporate Advisory and Restructuring, Corporate Finance, Forensics Services and Infrastructure & Project Finance.

Our Valuations, Modelling and Disputes group was formed in 1970 and has been at the center of business and security valuation activity since that time. Our Corporate Finance group specializes in providing M&A- related investment banking advisory services to domestic and international clients across the globe. PwC’s Corporate Finance’s global network has been ranked #1 by deal count by MergerMarket in 2016 with over 350 transactions completed globally.

PwC has been a financial advisor in a significant number of transactions worldwide, including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity.

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Independence

While there are no independence requirements governing fairness opinions, we confirm that we are independent of CFCL for the purposes of providing our Fairness Opinions. PwC confirms that we are not the current auditor of CFCL, CGAL, SII or SAM, nor are we an associated or affiliated entity or issuer insider of CFCL, CGAL, SII or SAM, and have no material ownership position in CFCL, CGAL, SII or SAM. From time to time, PwC may have in the past undertaken, and may in the future undertake, accounting, tax and/or advisory assignments for CFCL, CGAL, SII or SAM. Our fee is not contingent and to the best of our knowledge and other than disclosed herein, we are not aware of any material relationships with CFCL, CGAL, SII or SAM or the CGAL shareholders.

As disclosed to you and CFCL PwC is the auditor of Sprott Resource Corp. and Sprott Resource Holdings Inc. which is 8% owned by Sprott Inc. We note that the audits of Sprott Resource Corp. and Sprott Resource Holdings Inc. are unrelated to the work performed for the Fairness Opinions and our work performed herein is done by a separate team.

PwC confirms that, to the best of our knowledge, after all due and reasonable inquiry, PwC has disclosed to you all material facts that could reasonably be considered to be relevant to our qualifications and independence for the purposes of this engagement.

Limitations and General Assumptions

Limitations

PwC has relied, without independent verification, upon the accuracy, completeness and fair presentation of all financial and other information that was obtained by PwC from public sources or that was provided to PwC by the Special Offer Committee or management of CFCL (“Management”) and any of its affiliates, associates, advisors or otherwise (collectively the “Information”). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than CFCL and its directors, officers and employees). PwC has assumed that the Information is complete, accurate, and not misleading and does not omit any material facts. Our Fairness Opinions are conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

In preparing the Fairness Opinions, PwC has relied upon a written letter of representation from Management and the Special Offer Committee stating that, among other things:

(a)	To the best of their knowledge, and without independent inquiry, all of the Information provided, orally or in writing, to PwC, is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of CFCL, its operating assets, or the Proposed Transaction;

(b)	Following the time that Information was provided to PwC, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Proposed Transaction or any part thereof which would have, or other material intervening event which would reasonably be expected to have, a material effect on the conclusions contained herein; and

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(c)	They have reviewed the full text of PwC’s draft Fairness Opinions dated September 29, 2017 (the “Opinion Date”) and, to the best of their knowledge, they are not aware of any errors, omissions or misrepresentations of facts therein which might have a significant impact on the conclusions contained herein.

The Fairness Opinions are based on the securities markets, economic, general business and financial conditions prevailing as of the Opinion Date and the conditions and prospects, financial or otherwise, of CFCL as they were reflected in the Information reviewed by PwC. In preparing the Fairness Opinions, PwC made numerous assumptions with respect to financial performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PwC, CFCL or any party involved with CFCL in connection with the Proposed Transaction.

PwC has not conducted an audit or review of the financial affairs of CFCL, nor has PwC sought external verification, unless otherwise noted herein, of the Information or that which was extracted from public sources. PwC accepts no responsibility or liability for any losses occasioned by any party as a result of our reliance on the financial and non-financial information that was provided to PwC or that PwC has obtained from third parties.

The Fairness Opinions are limited to the fairness of the Proposed Transaction, from a financial point of view, to each of the Minority Common Shareholders and Class A Shareholders and not the strategic or legal merits of the Proposed Transaction. The Fairness Opinions do not provide assurance that the best possible price or transaction was or would be obtained. They represent impartial expert judgments, not a statement of facts.

The Fairness Opinions have been provided for the use of the Special Offer Committee to the Board and should not be construed as a recommendation to vote in favour of the Proposed Transaction. The Fairness Opinions may not be used by any other person or relied upon by any other person without the express prior written consent of PwC. PwC will not be held liable for any losses sustained by any person should the Fairness Opinions be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement, PwC’s liability is limited, and PwC will be indemnified under certain circumstances.

The Fairness Opinions are given as of the Opinion Date only and PwC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinions which may come or be brought to PwC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, PwC reserves the right to change, modify or withdraw the Fairness Opinions.

The Fairness Opinions are rendered as at the Opinion Date. It must be recognized that Fair Market Value (“FMV”), and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in consumer/investor preferences.

Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The reader must consider the Fairness Opinions in their entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the processes underlying the Fairness Opinions. The preparation of the Fairness Opinions is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

7

Our Fairness Opinions do not constitute a calculation, estimate or comprehensive valuation as defined by the Canadian Institute of Chartered Business Valuators (also known as a valuation opinion) of the Proposed Transaction or of the Class A Shares or Common Shares.

Our Fairness Opinions are in regard to the Class A Shareholders and Minority Common Shareholders each as a group, and do not conclude on the fairness to each individual shareholder as the tax attributes to each individual shareholder is expected to be diverse and the information cannot be known to us for the purpose of our analysis. Other than as described herein, we are not aware of the financial or tax circumstances of the Class A Shareholders or Minority Common Shareholders and consideration of such is beyond the scope of our review.

General Assumptions

The Fairness Opinions are based on several assumptions including the following, any changes to which could have a significant impact on our conclusion as stated in these Fairness Opinions:

•	The Proposed Transaction will or would be completed substantially on the terms as described herein, consistent with the documents and agreements, listed as draft where appropriate, as noted in the Scope of Our Work section;

•	All contracts and agreements, including drafts, as outlined in the Scope of Our Work below, will be executed and enforceable in accordance with their terms and that all parties will comply with the provisions of their respective agreements;

•	There have been no material changes in the operations or financial position of CFCL from the audited financial statements as at October 31, 2016, unless otherwise noted herein;

•	PwC’s conclusions are based on the latest financial and operational information available for CFCL (including information on stock prices, number of shares, net asset value, gold and silver bullion held, reported on the CFCL website) at the Opinion Date;

•	Management has made available to PwC all information they believe is relevant to the preparation of the Fairness Opinions;

•	CFCL has no material unrecorded assets or un-accrued liabilities, unless otherwise noted herein;

•	CFCL has no material outstanding litigation or contingencies, positive or negative, unless otherwise noted herein;

•	The draft agreements obtained by PwC, as per the Scope of Our Work section described herein, do not materially or substantially differ from their final executed versions;

•	The Arrangement Agreement provides that 1891868 Alberta Ltd., SII and SAM (collectively, the “Sprott Litigants”) and CFCL and CGAL shall provide each other full and final releases in respect of any matter, cause or thing arising up to the date of the Proposed Transaction, including without limitation any claims arising out of, connected with or related to the allegations made in the existing oppression and derivative claims litigation and the Alberta Court of Queen’s Bench File 1701-03238 (the “Arrangement Proceedings”).

•	All common shares are acting in concert to maximize their value as a group;

•	There are potential tax costs associated with redemptions if related taxes are not attributed to the redeemers. We have assumed these taxes will be allocated to the redeemer, as discussed further in our fairness considerations below.

8

•	U.S. Shareholders will be able to receive a tax-free rollover, due to the execution of specific structural changes to the Proposed Transaction, relative to the Initial Plan of Arrangement.

Scope of Our Work

In preparing the Fairness Opinions, PwC relied upon financial and other information, including prospective financial information, obtained from Management, the Company’s advisors and from various public, financial and industry sources, including but not limited to:

•	Central Fund of Canada Limited Annual Information Form for the year ended October 31, 2016;

•	Central Fund of Canada Limited audited financial statements for the year ended October 31, 2016;

•	Central Fund of Canada Limited 3rd Quarter Interim Report to Shareholders for the three and nine months ended July 31, 2017;

•	Central Fund of Canada Limited press release titled “Central Fund responds to Sprott application to the Alberta Court” dated March 9, 2017;

•	Restated Articles of Incorporation dated March 7, 2005 and associated Share Structure of Central Fund of Canada Limited document;

•	Amended and Restated Administrative and Consulting Agreement, dated as of the 1st day of November, 2005, made between CFCL and The Central Group Alberta Ltd;

•	CST Trust Co Common Shareholder listing as of June 9, 2015 and January 9, 2017;

•	Memorandum dated May 15, 2017 including responses to information request listing provided by PwC;

•	2016 and 2015 Notice of Assessment for Corporate Income Tax dated April 18, 2017 and April 14, 2016, respectively;

•	Central Fund of Canada Limited T2 Corporation Income Tax Return for the year ending October 31, 2016;

•	Draft Central Fund - Sprott U.S. Tax Analysis Memo provided by Dorsey & Whitney LLP (“Dorsey”) on May 25, 2017;

•	Draft Tax Analysis of Plan of Arrangement Memo provided by Gowling on May 24, 2017;

•	Gain calculation relating to approximately $50 million bullion sale as settled on April 25, 2016, summary of estimated cost base of bullion for CFCL and somewhat comparable funds, unrealized gain/loss revaluation calculation support as at April 28, 2017, and unrealized exchange gain/loss calculation as at May 11, 2017;

•	Affidavit of Glen Williams - Sworn on March 6, 2017;

•	Response Affidavit of Glen Williams - Court of Queen’s Bench of Alberta - court file number 1701-03238;

9

•	Various versions of Proposed Transaction Term Sheets (or “Proposals” and/or “Counterproposals”) as prepared by SII and CFCL/CGAL in their negotiation process. Our final fairness opinion has been prepared utilizing the facts and information as presented in the executed Exclusivity Agreement and Term Sheet dated August 25, 2017 and signed by Barry Cooper, Phillip Spicer and Stefan Spicer;

•	Draft copy of the Sprott Physical Gold and Silver Trust - Trust Agreement (the “Trust Agreement”) (File #6668356 v7 dated September 13, 2017);

•	Draft copy of the Management Agreement (the “Management Agreement”), between Sprott Physical Gold and Silver Trust and Sprott Asset Management LP (File #6674996 v6 dated September 13, 2017);

•	Draft copy of the Joinder Agreement (the “Joinder Agreement”) (File #2823264 v5 dated September 24, 2017);

•	Draft copy of the Arrangement Agreement (the “Arrangement Agreement”) (File #2816419 v20 dated September 28, 2017);

•	Draft copy of the Voting Support Agreement (the “Voting Support Agreement”) (File #6773381 v6 dated September 18, 2017);

•	Draft copy of the Plan of Arrangement Under Section 103 of the Business Corporations Act (File #2816415 v5 dated September 26, 2017);

•	Draft copy of the Earnout Agreement (the “Earnout Agreement”) (File #2818875 v3 dated September 26, 2017);

•	Various discussions with and communications from you, Management, tax advisors, financial advisors, legal advisors, the Special Advisory Committee and the Special Offer Committee;

•	Publicly available information on stock prices, number of shares, net asset value, gold and silver bullion held by the Central Fund of Canada Limited reported on the website http://www.centralfund.com;

•	Certain publicly-available financial, stock trading, and transaction information regarding somewhat comparable public companies; and

•	Research and analysis on premium/discount NAV multiples for CFCL, historic gold price movements, expense ratio history, average cost of bullion for funds summary, and voting right premiums, among other research.

Furthermore, PwC met and/or held discussions with the Special Offer Committee regarding the nature of operations, historical operating results and future expectations for CFCL. Over the course of our engagement, PwC also held various discussions with Gowling in their capacity as legal advisors to the Special Offer Committee.

PwC has not, to the best of its knowledge, been denied access by Management to any information requested by PwC.

10

Fairness Opinions

Approach to Fairness

In concluding on the Fairness Opinions, PwC:

•	Reviewed and analyzed the terms and conditions of the Proposed Transaction as set out in various supporting documentation;

•	Gained an understanding of the process followed by CFCL and its advisors in considering the terms of the Proposed Transaction;

•	Performed research on somewhat comparable companies, fund comparison analysis, dual class share premium/discount analysis, control premium analysis, and regression analysis to assess the relative value for Class A Shareholders and Minority Common Shareholders pre and post the Proposed Transaction;

•	Performed a limited assessment of the potential tax implications associated with the Proposed Transaction;

•	Performed additional analysis and research, as necessary;

•	Considered the relative value of the Class A Shares pre and post the Proposed Transaction on an en-bloc basis;

•	Considered the value of the Minority Common Shares pre Proposed Transaction, as compared to the cash consideration of $500 per Common Share as outlined within the Proposed Transaction; and

•	Considered the trading value of Class A Shares as a value indicator of the Class A Shares and the Minority Common Shares, before considering their different attributes.

Our Fairness Opinions are based on our assessment of fair market value which is an intrinsic value concept. It is noted that public market share trading prices may be indicative of intrinsic value, however, may also be impacted by shorter term fluctuations due to market sentiment and speculation among other considerations. We consider that publicly quoted share prices could be used as one indicator of value for the Class A Shares, and the Minority Common Shares, prior to adjustment for underlying differences in attributes.

Fairness Opinion Criteria

For the purposes of the Minority Common Shareholders’ Fairness Opinion we considered that the Proposed Transaction would be fair, from a financial point of view, to Minority Common Shareholders if the Proposed Transaction consideration of $500 per share is greater than or equal to the value for Minority Common Shareholders pre the Proposed Transaction, among other financial considerations.

For the purposes of the Class A Shareholder Fairness Opinion we considered that the Proposed Transaction would be fair, from a financial point of view, to the Class A Shareholders if the Proposed Transaction results in the relative value for Class A Shareholders post the Proposed Transaction being greater than or equal to the relative value for Class A Shareholders pre the Proposed Transaction, among other financial considerations.

While our fairness opinion is not a valuation, it is based on an assessment of the underlying relative value impacts of the Proposed Transaction, among other considerations. Our analysis is based on a range of assumptions and any valuation assessment is not a precise science and the conclusions arrived at, in many cases, will of necessity be subjective and dependent on the exercise of individual judgement.

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Class A Shareholders Fairness Opinion Considerations

In preparing our Fairness Opinions we have considered the following factors that are applicable to the holders of the Class A Shares of CFCL pre and post the Proposed Transaction:

Impact of Change in Redemption Features

•	While empirical evidence would indicate that funds with redemption terms that are for shorter periods (ranging from 0 to 90 day notice and quarterly redemption in CFCL) and provide higher redemption rates (as high as 100% of NAV vs. CFCL rate at 80% of NAV) tend to trade closer to NAV, there are a number of other factors which may influence share value including:

–	Redemption period: Historical trading data indicates that trading values of the CFCL Class A Shares are highly correlated with investor expectations as to the future direction of gold and silver prices. Wider premiums and discounts to NAV seen in the Class A Shares may be due to the existing redemption features, which include a longer redemption notice and lower redemption amount resulting in no redemptions to date in CFCL.

–	Amount of redemptions: To our knowledge, the Class A Shares have never been redeemed. We note that some of the other somewhat comparable funds/ETFs are frequently redeemed.

–	Trading volume: No significant differences in the liquidity of the Class A Shares compared to the other somewhat comparable funds has been noted.

•	As at the Opinion Date, CFCL is trading at a discount to NAV of approximately 6.30% whereas somewhat comparable funds with shorter-term redemption periods and higher redemption percentages of NAV are trading at a lesser discount to NAV. Sprott’s existing physical bullion trusts, i.e. Sprott Physical Gold Trust and Sprott Physical Silver Trust, are trading at a 30-day weighted average discount to NAV of approximately 0.51%. The Revised Redemption Terms in the Proposed Transaction, all other things being equal, may result in the trading value of the Class A Shares post Proposed Transaction to trade at a lesser discount to NAV implying an increase in value to all Class A Shares. The value increase might be in a range that at the high end, would trade similar to other somewhat comparable companies before consideration of other differences discussed herein. This value uplift has also been noted in precedent transaction data, specifically in reference to Sprott’s acquisition of Central Gold Trust and Silver Bullion Trust’s conversion to an ETF. However, there are a number of differences between the Proposed Transaction and these precedent transactions, for instance the latent taxes, which could cause the impact to be less.

Latent Capital Gains Tax in CFCL

•	Based on our research performed and discussions with you and with Management, we understand that CFCL, unlike other somewhat comparable physical commodity funds, carries a significant unrealized capital gains tax liability which may impact the value attributable to CFCL Class A Shares from the view point of a third party acquirer or U.S. shareholders. We also understand that the Proposed Transaction may give rise to increased management fees and custodian fees expensed within CFCL, which could give rise to increased sales of bullion or silver within CFCL to fund these incremental expenses leading to a larger allocation of capital gains taxes to Canadian and U.S. shareholders.

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•	The unrealized capital gains tax liability exists because the aggregate net asset value of the physical holdings in bullion and silver exceeds the aggregate adjusted tax cost base. We understand that this unrealized capital gains tax liability is unique to CFCL as it was restructured in September of 1983 to that of a passive, non-operating, specialized investment holding company investing in gold and silver bullion. Conversely, Sprott Physical Gold Trust, Sprott Physical Silver Trust and Precious Metals Bullion originated in 2009, 2010, and 2009, respectively, when the average cost of gold and silver bullion was similar to or higher than current spot prices. Further, in assessing precedent transaction data we note that Sprott’s acquisition of Central Gold Trust combined the adjusted tax cost base of two separate funds effectively eliminating unrealized capital gains exposure. We also noted that in the conversion transaction of the Silver Bullion Trust to an ETF, there were unrealized tax losses (not gains) as a result of the fund’s origination in 2009. As such, both precedent transactions are not comparable to the Proposed Transaction in this regard.

•	Based on our observations, and as described further below, we note that the redemption features of CFCL are more restrictive than somewhat comparable funds (i.e. no physical redemption feature, cash redemption at 80% of NAV quarterly, after 90 days notice). We understand no shareholders have initiated a redemption since CFCL’s adoption of this redemption feature. On that basis, we understand that the likelihood of triggering capital gains in the current position of the Class A Shareholders of CFCL is low and therefore the negative value impact associated with the payment of capital gains taxes would likely be nominal from the current perspective of a CFCL shareholder.

•	In our assessment of the potential tax implications to shareholders in the Trust under the Proposed Transaction we understand that the revised redemption features (“Revised Redemption Features”) in the Proposed Transaction may result in a greater likelihood of redemptions (physical and/or cash) from the Trust. The Revised Redemption Features include a shorter notice period, more frequent redemptions (monthly vs quarterly), a higher redemption amount (cash redemption at 95% NAV compared to 80% of NAV) and physical redemption at 100% NAV less costs (not currently an option). Increased redemptions may lead to incremental capital gains taxes paid by unitholders, if the Trust allocates capital gains amongst all unitholders, rather than directly to the redeemer.

•	We understand that at the option of CFCL, and as proposed under the Trust, capital gains are allocated to all shareholders of CFCL except the redeemer (current industry practice) or alternatively they can be allocated directly to the redeemer. Based on the disclosure below, and certain representations made by Sprott, it is our assumption that the capital gains in the Trust will be allocated directly to the redeemer.

•	While we understand it is unlikely that CFCL or the Trust will regularly change their distribution policy, the uncertainty associated with the option to change the allocation mechanism could give rise to additional risk in the eyes of investors in the shares or an acquisition of the Company.

•	The Proposed Transaction also calls for an increase in management fees for the Trust and potentially an increase in custodian fees caused by a potential change in the custodian. Both will lead to increased expenses in the Trust that would result in increased sales of bullion to fund these expenses. The result of which would lead to the trigger of incremental capital gains in the Trust that would be allocated out to Canadian and U.S. shareholders. This could lead to potential double tax for certain Class A shareholders.

•	Finally, we understand that a U.S. investor may prefer an investment in CFCL as opposed to the Trust because CFCL rarely disposes of its bullion portfolio - which may be a trigger for a gain recognition and allocation to investors. U.S. unitholders, assuming a qualified electing fund (“QEF”) election is made, are subject to some “tax leakage” due to the different or imperfectly integrated tax systems. As a result, there is a potential latent tax risk associated with the aggregate amount of unrealized capital gains taxes that might be allocated to U.S. unitholders. We understand that U.S. Shareholders may constitute a significant base of the Class A Shareholders. These shareholders may be at risk of paying an additional 8% tax (i.e. tax at 28% in the trust vs. 20% in CFCL realized gains) on gains realized from sales of bullion in the trust. We have considered scenario analysis of the potential impact of these latent taxes on Class A Shareholders that might pay taxes in the US.

13

•	While our Fairness Opinions do not consider the individual tax positions, we considered the potential value impact associated with the unrealized capital gains in CFCL which would be transferred into the Trust as described above. At current prices, a liquidation of the CFCL holdings would generate capital gains of approximately USD $1,133,812,605. After consideration of Canadian and U.S. tax regulations, the potential increases in costs and redemptions as a result of the Proposed Transaction, and the assumption that resultant taxes on redemption would be allocated to the redeemer, and the apparent low percentage of non-resident unitholders we considered the value impact associated with the latent capital gains tax to be lower than the aggregate value impacts of the benefits of the Proposed Transaction.

Proposed Change in Management Expense Ratio

•	The Proposed Transaction will result in higher management fees for all Shareholders. Currently, CFCL has a management expense ratio (“MER”) of approximately 0.171% while the Trust contemplated in the Proposed Transaction, would carry a MER of 0.40%. The increase in management fees is a negative to all Shareholders of the Company, as the annual fees paid to the administrator which are funded by all Shareholders will approximately double as a result of the Proposed Transaction. In order to assess the potential impact of the higher expenses to current shareholders we considered the net present value of the incremental management fees to be absorbed by all shareholders over a time period range of approximately 5 to 20 years which will have a negative impact on value of the Class A Shares. The increased management fee will be funded by selling bullion which will trigger more taxes at the unitholder level to the extent additional gains are allocated thereto.

Incremental Considerations and Costs Associated with the Change in Custodian

•	A change in custodian is considered within the Trust Agreement. This change is seen as a potential negative to Shareholders, as the physical bullion is currently held in multiple Class 3 vaults, which provide the highest level of security available in Canada. Further, we note that a change in the custodian might result in additional costs to transport the physical bullion to its new location. Additionally, we understand from Management that the fees currently paid to CIBC by CFCL are below the market rate for storage and therefore additional expenses may be incurred for storage fees in the event the custodian is changed, or the Trust is unable to maintain current storage rates paid by CFCL. These potential incremental costs are seen as negative considerations to all shareholders post Proposed Transaction. However we note that Sprott has agreed to consider cost and security issues in determining whether to change custodian.

Incremental Taxation Implications for U.S. Shareholders

•	We understand that the parties to the Proposed Transaction are confident that U.S. Shareholders will be able to receive a tax-free rollover, due to the execution of specific structural changes to the Proposed Transaction, relative to the Initial Plan of Arrangement.

14

Potential Loss of the Optionality of CFCL’s Historical Trading at a Premium to NAV

•	Based on our research we have observed that CFCL’s Class A Shares have historically traded at a “wider” premium/diseount range to NAV than the somewhat comparable funds/ETFs. Numerical research performed notes a strong positive correlation between the P/NAV discount and premium movements of CFCL and changes to gold price forwards over time. This correlation is unique to CFCL when compared to somewhat comparable funds observed (whose P/NAV discount and premiums hover around NAV). Based on these findings we have considered whether the existence or loss of any additional option value should be considered in our assessment of the Proposed Transaction. The following is a listing of some of the key considerations that have been made in relation to this point:

–	It is expected that any additional option value associated with the potential for CFCL to trade at a premium to NAV in the future would already be inherently included in the trading price of the Class A Shares under the assumption of an efficient and liquid market for the shares.

–	The current option value, if any, would be expected to be nominal, as our observations of analyst forecasts and forward contract prices for bullion from now until the year 2020 is relatively flat with an overall annual increase in commodity prices of approximately 0.3% to 0.4% per annum over the next four years. On the basis that our research supports a strong correlation to the movement in the P/NAV premium or discount relative to the change in forecast commodity prices, our analysis would suggest that in a market where commodity prices are expected to remain stable a significant change in the current P/NAV premium or discount would not be expected in the near to medium term in its current CFCL form.

–	Finally, we compared the stock price volatility of CFCL to the stock price volatility of somewhat comparable funds over various time horizons. Based on this research, we did not identify any significant differences in the stock price volatility between CFCL and the somewhat comparable funds, which would further support that the potential optionality associated with CFCL would not be expected to be significantly different than other somewhat comparable funds.

•	Based on our consideration of the aforementioned factors, we note that there would not likely be a significant value impact associated with the loss of any potential optionality associated with the fact that the Class A Shares had previously traded at significant premiums to NAV in increasing gold price environments.

Relative Value Enhancements to SAM’s Initial Plan of Arrangement

•	Relative to the Initial Plan of Arrangement, we note that current negotiations between the parties to the Proposed Transaction have led to revised terms and conditions that provide further enhancements to the Class A Shareholders. Some of the revised terms and conditions include, but are not limited to, the following:

–	Litigation fees & risks: It is expected that concurrent with the execution of the Proposed Transaction the Sprott Litigants shall discontinue all pending litigation against CFCL and the Sprott Litigants and CFCL shall provide each other full and final releases in respect of any matter, cause or thing arising up to the date of the Proposed Transaction, including without limitation any claims arising out of, connected with or related to the allegations made in the existing oppression and derivative claims litigation and the Arrangement Proceedings. This will free the Class A Shareholders from further litigation cost and risk.

15

–	Custodian & bullion transportation fees: The Initial Plan of Arrangement contemplated the use of the Royal Canadian Mint as the custodian for the Trust. As a result, incremental transportation fees and custodian fees were anticipated which could have resulted in these expenses being allocated to the Class A Shareholders (either within CFCL or the Trust). Under the Proposed Transaction, while the risk of a change in custodian is still relevant, there are other options available to the Trust which may include retaining CIBC as the custodian. As a result, there is now potential that the Class A Shareholders may avoid these incremental costs.

Class A Shareholders Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to the Class A Shareholders.

Minority Common Shareholders Fairness Opinion Considerations

In addition to the foregoing, in concluding on the fairness, from a financial point of view, to the Minority Common Shareholders, we considered various factors related to or resulting from the Proposed Transaction, including, but not limited to:

Pro-rata Share of NAV

•	As the Common Shareholders have rights to share in the Net Asset Value of CFCL, a portion of the value attributable to the Minority Common Shareholders will be based on their pro-rata share of the NAV.

•	As the issued and outstanding Common Shares total 40,000 units and the issued and outstanding Class A Shares total 252,116,003 units, the pro-rata share of the NAV for Common Shareholders would equate to approximately 0.0158%, or $680,000.

Control Premium Considerations and Group Voting Rights

•	Currently, Minority Common Shareholders have control over CFCL through their voting rights and ability to elect the Board of Directors (assuming the Minority Common Shareholders as a collective act in concert with one another). This results in indirect control to determine the manager for the fund Administration Agreement.

–	Research performed over precedent transaction data indicates that control premiums exist in both strategic and financial transactions. Control premiums (observed based on transactions involving financial buyers and excluding strategic buyers where premiums would be much higher), have a median between 11.5% including negative data points (mean 17.6%) and 18.2% excluding negative data points (mean 28.8%) in the Fund Management sector.

–	Market data observed for the United States supports that group voting rights / control on recapitalizations range from 0.8% to 6.0%.

–	Market data observed for Canada supports that group voting rights / control on recapitalizations range from 0% to 12.9%.

•	Based on our experience control premiums are typically paid for a change of control transaction and this Proposed Transaction results in a change of control. These premiums are expected to pertain to the benefit or added economic value associated with control. As such, a portion of the Common Shares value has been assessed to include a premium of economic interest paid for the Administration Agreement due to their indirect control over the fund administrator.

16

–	For the purposes of computing the value of voting premiums attributable to the Minority Common Shareholders, a mid-point value of 7.5% (from PwC’s selected voting premiums range of 5% to 10% based on observed market data as described above) of the economic interest of the Administration Agreement has been utilized.

–	In our assessment of the value of the Administration Agreement, an income approach was utilized, with further consideration given to a market approach providing secondary / corroborative support for our analysis.

■	A discounted cash flow analysis was performed, utilizing anticipated management fee revenue as a result of Sprott’s proposed 0.4% MER and estimated fluctuations in NAV over the forecast period. After-tax cash flows were inferred after consideration of the estimated cost structure of CGAL and potential market participants involved in a transaction of this nature.

■	Market research performed supported a selected EV/AUM multiple ranges of 2.5% to 3.5%, after consideration of somewhat comparable public company trading multiples and precedent transaction data in the fund management industry.

Minority Common Shareholders Fairness Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the Opinion Date that the Proposed Transaction is fair, from a financial point of view, to the Minority Common Shareholders.

Yours very truly,

Helen Mallovy Hicks, FCPA, FCA, FCBV	Stephen Mullowney, CPA, CA, CFA
Partner	Partner
PricewaterhouseCoopers LLP	PricewaterhouseCoopers LLP

17

APPENDIX F

SPROTT PHYSICAL GOLD AND SILVER TRUST

FINANCIAL STATEMENTS

F-1

kpmg LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone:	(416) 777-8500
333 Bay Street Suite 4600	Fax:	(416) 777-8818
Toronto, ON M5H 2S5	Internet:	www.kpmg.ca
Canada

Independent Auditors’ Report

To Sprott Asset Management LP, the Trustee and the Unitholder of Sprott Physical Gold and Silver Trust

We have audited the accompanying financial statements of Sprott Physical Gold and Silver Trust (the “Trust”), which comprises the statement of financial position as at October 26, 2017, the statement of changes in equity, statement of cash flow and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Trust’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

F-2

Opinion

In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Trust as at October 26, 2017, its financial performance and its cash flows for the one-day period ended October 26, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

October 26, 2017

Toronto, Canada

F-3

SPROTT PHYSICAL GOLD AND SILVER TRUST

FINANCIAL STATEMENTS

Sprott Physical Gold and Silver Trust

Statement of financial position
(in U.S. dollars)

As at October 26, 2017

Assets
Cash	$10

Unitholder's Equity
Unitholder's Equity (Note 1):
Trust Units (1 TrustUnit)	$10

F-4

Sprott Physical Gold and Silver Trust

Statement of Changes in Equity
(in U.S. dollars)

For the one-day period ended October 26, 2017
	Trust Units

	Number	Amount ($)

Unitholder's equity – beginning of period October 26, 2017	-	-

Issuance of Trust Unit	1	$10

Unitholder's equity – end of period October 26, 2017	1	$10

F-5

Sprott Physical Gold and Silver Trust

Statement of Cash Flows
(in U.S. dollars)

For the one-day period ended October 26, 2017
For the one-day period ended October 26, 2017

Financing Activities
Issuance of Trust Unit	$10

Cash generated during the period	$10
Cash, beginning of period	-
Cash, end of period	$10

F-6

SPROTT PHYSICAL GOLD AND SILVER TRUST

NOTES TO STATEMENT OF FINANCIAL POSITION

As at October 26, 2017

1.	Organization of the Trust

Sprott Physical Gold and Silver Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of October 26, 2017. The beneficiaries of the Trust will be holders of Trust Units (as defined below), which are being offered in connection with the arrangement (the "Arrangement") announced on October 2, 2017 involving Central Fund of Canada Limited ("CFCL"), the Trust, Sprott Inc., The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd., the holders (the "Class A Shareholders") of Class A shares (the "Class A Shares") of CFCL and the holders (the "Common Shareholders", and together with the Class A Shareholders, the "CFCL Shareholders") of common shares (the "Common Shares") of CFCL. The Trust is authorized to issue an unlimited number of redeemable, transferable units ("Units"). On October 26, 2017 the Trust issued one Unit for $10.00 cash. For the period from the inception of the Trust to October 26, 2017, the Trust had no operations.

Pursuant to the Arrangement, among other things, all of the Common Shares will be acquired by Sprott Inc. for C$500 in cash per Common Share and all or substantially all of the assets and liabilities of CFCL (other than the amended and restated Administrative and Consulting Agreement dated November 1, 2005 entered into between CFCL and The Central Group Alberta Ltd.) will be transferred to the Trust and the Class A Shareholders and Sprott Inc. (as the then-current holder of all of the Common Shares) , will, effectively, receive Units in exchange for their Class A Shares and Common Shares on the basis of one (1) Unit for each Class A Share, and for each Common Share.

The Arrangement will be completed by way of statutory plan of arrangement under the Business Corporations Act (Alberta). The Arrangement is subject to court approval and must be approved by Class A Shareholders and Common Shareholders voting separately at a special meeting expected to be held on November 30, 2017.

Completion of the Arrangement is subject to, among other things, the approval of the Arrangement by the required vote of the Class A Shareholders and of the Common Shareholders at the Meeting, the approval of the Court, the approval of the listing of the Units on the Toronto Stock Exchange (the "TSX") and the NYSE Arca and the receipt of all necessary regulatory approvals.

Sprott Asset Management LP acts as the manager of the Trust pursuant to the Trust's trust agreement and the management agreement. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services Trust will also act as custodian for the Trust's assets other than physical bullion on behalf of the Trust. The Canadian Imperial Bank of Commerce will act as initial custodian for the physical gold and physical silver bullion owned by the Trust.

Subject to the terms of the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical gold and silver bullion or cash. Units redeemed for physical gold and silver bullion will be entitled to a redemption price equal to 100% of the net asset value of the redeemed units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical gold and silver bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of physical bullion for units that are being redeemed and the applicable gold and silver storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the units traded on the TSX, for the last five business days of the month in which the redemption request is processed and (ii) the net asset value of the redeemed Units as of 4:00 p.m., Toronto time , on the last business day of the month in New York, New York, United States in which the redemption requested is processed.

The Trust plans on filing applications to list the Units on the TSX and the NYSE Arca.

2.	Use of International Financial Reporting Standards

The Trust's financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board.

3.	Management Fees

Subsequent to the closing of the Arrangement, the Trust will pay the Manager a monthly management fees equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

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APPENDIX G

SPROTT PHYSICAL GOLD AND SILVER TRUST

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Sprott Physical Gold and Silver Trust

Pro forma condensed statement of financial position (unaudited)
(in U.S. dollars)

As at July 31, 2017	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Assets

Current assets

Cash and cash equivalents	1,101,568	10	-	1,101,578

Gold bullion	2,120,160,400	-	-	2,120,160,400

Silver bullion	1,267,795,153	-	-	1,267,795,153

Other receivables and prepaid assets	397,658	-	-	397,658

Total assets	3,389,454,779	10	-	3,389,454,789

Liabilities

Current liabilities

Dividends payable	-	-	-	-

Accounts payable and accrued liabilities	1,916,975	-	-	1,916,975

Total liabilities	1,916,975	-	-	1,916,975

Equity

Unitholders' equity	3,387,492,804	10	-	3,387,492,814

Total equity	3,387,492,804	10	-	3,387,492,814

Total liabilities and equity	3,389,454,779	10	-	3,389,454,789

Total equity per Trust Unit	13.43	-	-	13.43

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Sprott Physical Gold and Silver Trust

Pro forma condensed statement of comprehensive income (unaudited)
(in U.S. dollars)

For the year ended October 31, 2016	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income

Interest	119,828	-	-	119,828
	119,828	-	-	119,828

Expenses
Administrative fees	6,244,779	-	7,066,980	13,311,759

Bullion storage fees	3,776,593	-	-	3,776,593

Operating expenses	1,799,690	-	-	1,799,690
	11,821,062	-	7,066,980	18,888,042

Net income for the year	(11,701,234)	-	(7,066,980)	(18,768,214)

Net realized gains on redemptions/sales of bullion	15,758,511	-	-	15,758,511

Change in unrealized gains/losses on bullion	366,315,552	-	-	366,315,552
Net income for the year inclusive of realized/unrealized gains/losses on bullion	370,372,829		(7,066,980)	363,305,849
Weighted average number of Trust Units	254,406,117	1	-	254,406,118
Increase in total equity from operations per Trust Unit	1.46	-		1.43

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Sprott Physical Gold and Silver Trust

Pro forma condensed statement of comprehensive income (loss) (unaudited)
(in U.S. dollars, except unit numbers)

For the 9 months ended July 31, 2017	CFCL	Sprott Physical Gold and Silver Trust	Pro forma adjustments (Note 3)	Pro forma combined
	$	$	$	$
Income

Interest	42,522	-	-	42,522
	42,522	-	-	42,522

Expenses
Administrative fees	4,683,616	-	5,663,765	10,347,381

Bullion storage fees	2,849,660	-	-	2,849,660

Operating expenses	2,636,470	-	-	2,636,470
	10,169,746	-	5,663,765	15,833,511

Net income/(loss) for the year	(10,127,224)	-	(5,663,765)	(15,790,989)

Net realized gains on redemptions/sales of bullion	-	-	-	-

Change in unrealized gains/losses on bullion	(83,049,589)	-	-	(83,049,589)
Net income/ (loss) for the year inclusive of realized/unrealized gains/losses on bullion	(93,176,813)		(5,663,765)	(98,840,578)
Weighted average number of Trust Units	252,299,679	1	-	252,299,680
(Decrease) in total equity from operations per Trust Unit	(0.37)	-		(0.39)

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SPROTT PHYSICAL GOLD AND SILVER TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

(in U.S. dollars, unless otherwise noted) (unaudited)

1.	Basis of presentation

The unaudited pro forma condensed financial statements (the "Pro Forma Financial Statements") have been prepared by management of the Sprott Physical Gold and Silver Trust (the "Trust") for inclusion in the management information circular dated October 26, 2017 (the "Circular"), relating to the arrangement (the "Arrangement") under the Business Corporations Act (Alberta) involving Central Fund of Canada Limited ("CFCL"), the Trust, Sprott Inc., The Central Group Alberta Ltd. and its shareholders, 2070140 Alberta Ltd., the holders (the "Class A Shareholders") of Class A shares (the "Class A Shares") of CFCL and the holders (the "Common Shareholders", and together with the Class A Shareholders, the "CFCL Shareholders") of common shares (the "Common Shares") of CFCL.

The Pro Forma Financial Statements have been compiled based on the recognition and measurement principles of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The Pro Forma Financial Statements have been compiled using audited financial statements of CFCL as at and for the year ended October 31, 2016, audited financial statements of the Trust as at October 26, 2017 as well as the unaudited financial statements of CFCL for the nine months ended July 31, 2017.

The Pro Forma Financial Statements include pro forma adjustments based on the best information available to management and certain assumptions that management believes are reasonable under the circumstances. In preparing the Pro Forma Financial Statements, certain financial statement items have been reclassified or condensed.

The unaudited pro forma condensed statement of financial position as at July 31, 2017 gives effect to the Arrangement as if it had occurred on July 31, 2017. The unaudited pro forma condensed statements of income (loss) for the year ended October 31, 2016 and the nine months ended July 31, 2017 gives effect to the Arrangement as if it had occurred on November 1, 2015.

The Pro Forma Financial Statements are included for information purposes only and are not intended to represent or be indicative of what the result of operations or financial position would have been had the acquisition actually occurred on the dates indicated. The Pro Forma Financial Statements should be read in conjunction with the Circular, the audited financial statements of CFCL as at the year ended October 31, 2016, the unaudited financial statements of CFCL for the nine months ended July 31, 2017 as well as the audited financial statements of the Trust as at October 26, 2017.

2.	Pro Forma Assumption and Arrangement

Pursuant to the Arrangement, among other things, all of the Common Shares will be acquired by Sprott Inc. for $500 in cash per Common Share and all or substantially all of the assets and liabilities of CFCL (other than the amended and restated Administrative and Consulting Agreement dated November 1, 2005 entered into between CFCL and Central Fund Group Alberta Ltd.) will be transferred to the Trust and the Class A Shareholders and Sprott Inc. (as the then-current holder of all of the Common Shares), will, effectively, receive trust units of the Trust (the "Trust Units") in exchange for their Class A Shares, and Common Shares on the basis of one Trust Unit for each Class A Share and each Common Share. The Pro Forma Financial statements have been prepared based on the assumption that no rights of dissent with be exercised in connection with the Arrangement.

3.	Pro Forma Assumptions and Adjustments

The Pro Forma Financial Statements have been adjusted to give effect to the events that are (i) directly attributable to the Arrangement, (ii) those directly attributable to the Arrangement for which there are firm commitments for which the complete effects are objectively determinable and (iii) with respect to the statements of comprehensive income (loss), expect to have a continuing impact on the Trust. The unaudited pro forma condensed statements of comprehensive income (loss) do not reflect any non-recurring charges directly related to the Arrangement that have already been incurred or will be incurred upon closing of the Arrangement.

The Pro Forma Financial Statements reflect the following pro forma adjustments:

(A)	Management fees calculated in accordance with the Trust's management agreement, as described below and;

(B)	To reflect the incremental pro forma weighted average units outstanding resulting from the exchange of CFCL Shares for Trust Units.

The Trust will pay the Manager a monthly management fees equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

The Pro Forma Financial Statements do not include the expected benefits and cost savings related to the synergies arising from the Arrangement.

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APPENDIX H

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholders' Right to Dissent

191(1)    Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b. 1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)           A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)           In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)           A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)           A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

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(7)           If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)         A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

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(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)         The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)         If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)         Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)         A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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APPENDIX I

DISCLOSURE ABOUT THE ROYAL CANADIAN MINT

The principal office of the Royal Canadian Mint (the "Mint") is located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8. If the Exemptive Relief is granted, the Mint would be permitted to act as the custodian of the physical gold and silver bullion owned by the Trust pursuant to a precious metals storage agreement (the "Mint Bullion Storage Agreement"), at the Manager's discretion. See "Part II – Information Concerning the Trust – Exemptions and Approvals". The Mint is a Canadian Crown corporation responsible for the minting and distribution of Canada's circulation coins. An ISO 9001-2000 certified company, the Mint offers a wide range of specialized, high quality coinage products and related services on an international scale. For its services under the Bullion Storage Agreement, which would have a term of five years (unless earlier terminated in accordance with the terms of the Mint Bullion Storage Agreement), the Mint would receive a fee, currently $20.00 per bar of gold per month for 0 to 3,000 bars, $18.00 per bar of gold per month for 3,001 to 5,000 bars, $16.00 per bar of gold per month for 5,001 to 10,000 bars and $15.00 per bar of gold per month for more than 10,001 bars, with a minimum of $75.00 per month. Such fees are progressive, and so if a total of 4,000 bars are stored at the Mint, the base storage fee is calculated as follows: (3,000 * $20.00) + (1,000 * $16.00). The Mint would also receive a fee for storage of silver bars, currently $2.25 per bar of silver per month. The Mint would also receive an in-and-out fee of $5.00 per bar every time a bar is deposited at or withdrawn from the Mint. The storage fees would be subject to increase following a 30 calendar day written notice to that effect in the event of changes in economic conditions beyond the Mint's control that increase the Mint's operating costs.

From time to time, the Manager, on behalf of the Trust, shall provide the Mint with written notice (the "Mint Bullion Storage Agreement initial notice") of its intention to have any of the Trust's physical gold and silver bullion picked up by the Mint's designated carrier, delivered to and stored at the Mint's facility. The Mint Bullion Storage Agreement initial notice shall specify the amount, weight in fine and gross troy ounces, type, assay characteristics, bar numbers and bar brand(s) of the London Good Delivery bars to be picked up by the Mint's designated carrier (as applicable), delivered and stored at the Mint's facility. In addition, where the Manager, on behalf of the Trust, desires (a) that the Mint arrange for the transportation of the London Good Delivery bars to the Mint's facility, the Mint Bullion Storage Agreement initial notice shall specify the point of pickup, the desired date and time of pickup, the number of banded pallets, sealed crates and/or boxes, and the desired date and time of arrival at the Mint's facility; or (b) to arrange for the transportation of the London Good Delivery bars to the Mint's facility itself, the Mint Bullion Storage Agreement initial notice shall specify the number of banded pallets, sealed crates and/or boxes, and the desired date and time of arrival at the Mint's facility. The Mint Bullion Storage Agreement initial notice shall also inform the Mint as to the identity of the armoured carrier company that will transport the London Good Delivery bars to the Mint's facility. After verification, the Mint issues a "Receipt of Deposit" that confirms the bar count and the total weight in fine and gross troy ounces, and, as applicable, the bar numbers. The Mint reserves the right to: (i) suggest an alternative date for pick up or refuse to have physical gold and silver bullion picked up; or (ii) suggest an alternative date for receipt, or refuse receipt of a delivery, in the event of storage capacity limitations. In addition, the Mint may choose not to store physical gold or silver bullion of the Trust if such physical gold or silver bullion arrives at the Mint's facility without the Mint being provided with a Mint Bullion Storage Agreement initial notice in relation thereto. In the event of a discrepancy arising during the verification process, the Mint will promptly notify the Manager. The Mint keeps the Trust's physical gold and silver bullion specifically identified as the Trust's property and keeps it physically segregated at all times from any other property belonging to the Mint or other of its customers. The Mint provides a monthly inventory statement, which the Manager reconciles with the Trust's records of its physical gold and silver bullion holdings. The Manager will have the right to audit the physical storage of the Trust's physical gold and silver bullion at the Mint upon request and following a minimum of five business days' prior written notice on any Mint business day (which means any day other than a Saturday, Sunday or a holiday observed by the Mint) during the Mint's regular business hours, provided that such audit does not interrupt the routine operation of the Mint's facility or any sub- custodian's facility, as the case may be. During any such physical count or audit procedures being undertaken with respect to the Trust's physical gold and silver bullion, the Mint receives a fee of $500 per hour pursuant to the Bullion Storage Agreement.

The Mint has advised the Trust that due to its physical storage capacity constraints in Canada, having regard to the quantity of silver that the Trust anticipates purchasing, the Mint may be required to store and hold a portion of the Trust's silver bullion on a fully allocated basis at vault facilities located in Canada leased by the Mint from a sub-custodian, with the consent of the Manager, for this purpose.

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Except as otherwise provided in the Mint Bullion Storage Agreement, the Mint bears all risk of loss, destruction and/or damages to, physical gold and silver bullion of the Trust delivered to the Mint's facility (or to be delivered to the Mint's facility in the event the Mint arranges for the transportation of same) for storage under the Bullion Storage Agreement from the time the physical gold and silver bullion has been taken into the Mint's possession and control, whether through physical delivery or through a transfer of such physical gold and silver bullion to a different customer's account at the Mint, and if the Mint arranges for the transportation of the physical gold and silver bullion to the Mint's facility, from the time the Mint's designated carrier signs a receipt therefor after the physical gold and silver bullion has been loaded on the collecting vehicle in the Mint's custody. Notwithstanding anything to the contrary in the Mint Bullion Storage Agreement, the Mint would not liable for any damages resulting from any circumstances or causes beyond the Mint's reasonable control (including, without limitation, acts or omissions or the failure to cooperate of the Manager, acts or omissions or the failure to cooperate by any third party, fire or other casualty, act of God, strike or labour dispute, war or other violence, or any law, order or requirement of any governmental agency or authority). The Mint's liability would terminate with respect to any physical gold and silver bullion upon expiration or termination of the Mint Bullion Storage Agreement, whether or not the Trust's physical gold and silver bullion remains in the Mint's facility, upon transfer of such physical gold and silver bullion to a different customer's account at the Mint, as requested by the Manager, or upon remittance to the armored transportation service carrier in the event of the removal of any of the physical gold and silver bullion from the Mint's facility or a return of physical gold and silver bullion in accordance with the terms of the Mint Bullion Storage Agreement.

In the event of physical loss, damage and/or destruction of the Trust's physical gold or silver bullion in the Mint's custody, care and control, the Manager, on behalf of the Trust, must give written notice to the Mint within five Mint business days after the discovery of any such loss, damage and/or destruction, but, in the case of a discrepancy in the quantity of the Trust's physical gold or silver bullion, no later than 60 calendar days after the delivery by the Mint to the Manager, on behalf of the Trust, of an inventory statement in which the discrepancy first appears. The Mint will, at its option, either: (i) replace the Trust's physical gold or silver bullion that was lost and/or destroyed as soon as practicable following receipt of a notice of loss, based on the advised weight and assay characteristics provided in the Mint Bullion Storage Agreement initial notice; (ii) compensate the Trust, through the Manager, for the monetary value of the Trust's physical gold or silver bullion that was lost and/or destroyed, within 15 calendar days from the date the Mint becomes aware of said loss and/or destruction, based on the advised weight and assay characteristics provided in the Mint Bullion Storage Agreement initial notice and the market value of such physical gold or silver bullion that was lost and/or destroyed, using the gold p.m. fixing of the LBMA expressed in U.S. dollars on the first Mint business day following receipt of the notice of loss, in the case of physical gold bullion, and using the first available London fix of the LBMA from the date the Mint becomes aware of said loss or destruction, in the case of silver bullion; or (iii) replace a portion of the Trust's physical gold or silver bullion that was lost and/or destroyed as soon as practicable following receipt of a notice of loss, based on the advised weight and assay characteristics provided in the Mint Bullion Storage Agreement initial notice, and compensate the Trust, through the Manager, for the monetary value of the remaining portion of the Trust's physical gold or silver bullion that was lost and/or destroyed within 15 calendar days following receipt of the notice of loss, based on the advised weight and assay characteristics provided in the Mint Bullion Storage Agreement initial notice and the market value of the physical gold or silver bullion that was lost and/or destroyed, using the gold p.m. fixing of the LBMA expressed in U.S. dollars on the first Mint business day following receipt of the notice of loss, in the case of physical gold bullion and using the first available London fix of the LBMA from the date the Mint becomes aware of said loss or destruction, in the case of silver bullion. The London fix was replaced with a new system operated by ICE Benchmark Administration on April 1, 2015. See "Part II – Information Concerning the Trust – Overview of the Gold Sector – Operation of the Gold Market – London Bullion Market". Conditional upon the Manager, on behalf of the Trust, giving the Mint a notice of loss in accordance with the terms of the Bullion Storage Agreement, where the Mint bears the risks of loss, destruction and/or damage, the Mint will restore the portion of the Trust's damaged physical gold or silver bullion to at least as good a state as it was prior to being so damaged, including its form, purity and weight in fine ounces. If such notice is not given in accordance with the terms of the Mint Bullion Storage Agreement, all claims against the Mint will be deemed to have been waived. In addition, no action, suit and/or other proceeding to recover for any loss, damage and/or destruction may be brought against the Mint unless notice of such loss, damage and/or destruction has been given in accordance with the terms of the Mint Bullion Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to the Mint. Except as otherwise specifically provided under the Mint Bullion Storage Agreement, the Mint will not be responsible for any special, incidental, consequential, indirect and/or punitive losses and/or damages (including lost profits and/or lost savings), except as a result of gross negligence or willful misconduct by the Mint and whether or not the Mint had knowledge that such losses and/or damages might be incurred.

I-2

The Mint operates pursuant to the Royal Canadian Mint Act (Canada) and is a Canadian Crown corporation. Crown corporations are "agents of Her Majesty the Queen" and, as such, their obligations generally constitute unconditional obligations of the Government of Canada. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. Although the Mint will enter into the Mint Bullion Storage Agreement on its own behalf and not on behalf of the Crown, a court may determine that, when acting as custodian of the Trust's physical gold and silver bullion, the Mint acted as agent of the Crown, and that the Mint may be entitled to immunity of the Crown. Consequently, a Trust Unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical gold and silver bullion. The Mint Bullion Storage Agreement does not establish a principal and agent relationship, partnership or joint venture between the Mint and the Manager nor does it establish a contractual relationship between the Mint and the Trust Unitholders.

The Mint reserves the right to reject physical gold or silver bullion delivered to it if, in the Mint's opinion, acting reasonably, the physical gold or silver bullion contains a hazardous substance or if the physical gold or silver bullion is or becomes unsuitable and/or undesirable for metallurgical, environmental or other reasons.

The Manager is not responsible for any losses or damages to the Trust arising out of any action or inaction by the Trust's custodians or any sub-custodian holding the assets of the Trust.

The Manager, with the consent of the Trustee, will have the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians. Either party may terminate the Mint Bullion Storage Agreement for convenience, by giving the other party 30 calendar days written notice to that effect. In addition, either party (the "Non-Defaulting Party") may terminate the Bullion Storage Agreement by giving written notice to the other party (the "Defaulting Party") if: (i) the Defaulting Party has committed a breach of its obligations under the Mint Bullion Storage Agreement that is not cured within 10 Mint business days following the Non-Defaulting Party giving written notice to the Defaulting Party of such breach; (ii) the Defaulting Party is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Defaulting Party or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Defaulting Party is in breach of any of its representations or warranties contained in the Mint Bullion Storage Agreement. The obligations of the Mint include, but are not limited to, maintaining an inventory of the Trust's physical gold and silver bullion stored with the Mint, providing a monthly inventory to the Trust, maintaining the Trust's physical gold and silver bullion physically segregated and specifically identified as the Trust's property, and taking good care, custody and control of the Trust's physical gold and silver bullion. The Trust believes that all of these obligations are material and anticipates that the Manager would terminate the Mint as custodian if the Mint breaches any such obligation and does not cure such breach within 10 Mint business days of the Manager giving written notice to the Mint of such breach.

I-3

SCHEDULE A

COMPARISON OF CANADIAN SECURITIES REGULATORY REGIME
FOR INVESTMENT FUNDS AND PUBLIC COMPANIES

The continuous disclosure obligations for an investment fund are governed primarily by National Instrument 81-106 – Investment Fund Continuous Disclosure ("NI 81-106"), while the continuous disclosure obligations for a public company are governed primarily by National Instrument 51-102 – Continuous Disclosure Requirements ("NI 51-102"). While the two continuous disclosure regimes are similar and both require periodic disclosure to investors on an annual and interim basis, there are a number of specific key differences as outlined in the table below.

	Investment Fund Regime	Public Company Regime (1)
Continuous Disclosure Comparison
1. Key Legislation	NI 81-106	NI 51-102
2. Focus of disclosure	Investor returns and portfolio management; investor focused data (e.g. net asset value ("NAV") and management expense ratio ("MER")).

Financial condition of revenue-generating operations.

Focus is on the operational level.

No prescribed framework for the reporting of investment portfolio performance and NAV, the way that the investment fund regime provides.

3. NAV and Management Expense Ratio calculations

An investment fund must, upon calculating the NAV of the investment fund under this section, make the following information available to the public at no cost:

•      the net asset value of the investment fund; and

•      the net asset value per security of the investment fund unless the investment fund is a scholarship plan.

An investment fund may also disclose its calculation of Management Expense Ratio as set out in NI 81-106.

Reference: Parts 14 and 15 of NI 81-106

The concept of calculating NAV and MER is not found in the Public Company Regime.
4. Corporate Governance Requirements

Investment funds must have a manager and an independent review committee, which are subject to prescribed criteria and disclosure obligations.

Reference: National Instrument 81-107 – Independent Review Committee for Investment Funds and Form 81-101F2 – Contents of Annual Information Form ("NI 81-101F2")

A public company has broad-based corporate governance requirements applicable to all aspects of governance. A public company must, at a minimum, have an independent audit committee.

In addition, a public company should either have a compensation committee and a nominating committee, or describe what steps the board takes to encourage an objective compensation and nomination process if it does not have the relevant committees. A public company must make prescribed disclosure regarding its committees and corporate governance practices in its annual information form.

Reference: National Instrument 52-110 – Audit Committees, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines.

Sch A-1

	Investment Fund Regime	Public Company Regime (1)
5. Changes to the Fund

Investment funds shall be required to provide unitholders with a vote on certain fundamental changes, including:

•      changes to the calculation of certain fees or expenses

•      change of manager

•      change of fundamental investment objectives

•      certain reorganizations or sale of the assets of an investment fund

Reference: National Instrument 81-102 – Investment Funds

There is no corresponding requirement for a public company to provide security holders a vote on fundamental changes, unless required under applicable corporate law or exchange requirements.
6. Audit and Accounting Standards	Acceptable Accounting Principles: IFRS Acceptable Auditing Standards: Canadian Generally Accepted Auditing Standards ("GAAS")	Acceptable Accounting Principles: IFRS. Acceptable Auditing Standards: GAAS.
7. Annual Financial Statements

Filing Deadline: Within 90 days after the investment fund's financial year-end.

The annual financial statements must include:

(a)    an income statement;

(b)   a cash flow statement;

(c)    a balance sheet as at the end of the financial year;

(d)   a statement of investment portfolio as at the end of the financial year;

(e)    notes to the financial statements.

Reference: Section 2.1 of NI 81-106

Filing Deadline: Within 90 days after the public company's financial year-end.

The annual financial statements must include:

(a)    an income statement;

(b)   a statement of retained earnings;

(c)    a cash flow statement;

(d)   a balance sheet as at the end of the financial year; and

(e)    notes to the financial statements.

Reference: NI 51-102 Section 4.1

Sch A-2

	Investment Fund Regime	Public Company Regime (1)
8. Interim Financial Statements

Filing Deadline: Within 60 days of the most recent interim period of financial statements of the investment fund.

Frequency: Once a year.

Information required to be included in the interim financial statements is similar to that required in the annual financial statements.

Reference: Section 2.3 of NI 81-106

Filing Deadline: Within 45 days after the end of each of the first three quarters of each financial year.

Frequency: Three times a year.

Information required to be included in the interim financial statements is similar to that required in the annual financial statements.

Reference: Section 4.3 of NI 51-102

9. Annual Management Report

Filing Deadline: Within 90 days after the investment fund's financial year-end.

An investment fund needs to file, together with the annual financial statements, an annual Management Report of Fund Performance ("MRFP"), setting out high level information about the fund's portfolio and market performance.

Overall focus: The MRFP focuses primarily on an investment fund's market performance and investor return and various risks, and compares trends over the last 10 financial years.

A MRFP includes

•      management discussion of fund performance;

•      financial highlights;

•      past performance;

•      summary of investment portfolio; and

•      other material information.

Reference: Form 81-106F1 – Contents of Annual and Interim Management Report of Fund Performance ("NI 81-106F1") (Part B) and may not incorporate by reference any other document.

Filing Deadline: Within 90 days after the public company's financial year-end.

A public company needs to file, together with the annual financial statements, an annual Management Discussion & Analysis ("MD&A"), setting out a detailed discussion of the company's operational performance.

Overall focus: The MD&A focuses primarily on a public company's operational level results and financial condition and compares trends over the last 8 quarters.

A MD&A requires a disclosure of diversified, specific information about the company's operation and performance, including:

•      prescribed financial data derived from current annual financial statements and quarterly reports for each of the last 8 quarters, discussion of factors that have caused period to period variations;

•      analysis of the company's liquidity;

•      capital resources;

•      discussion of any off-balance sheet arrangement reasonably likely to have a current or future effect on the financial performance;

•      analysis of each of the company's critical accounting estimates;

•      discussion of the nature and extent of company's use of financial instruments and their business purposes; and

•      if applicable, MD&A must include the disclosure required by National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

Reference: Form 51-102F1 – Management 's Discussion and Analysis ("NI 51-102F1").

Sch A-3

	Investment Fund Regime	Public Company Regime (1)
10. Interim Management Report

Filing Deadline: Within 60 days after the end of a period of at least three months that ends six months before the end of a financial year.

An investment fund needs to file, together with the interim financial statements, an interim MRFP. Information required to be included in the interim MRFP is similar to information required in the annual MRFP.

Reference: NI 81-106F1 (Part C)

Filing Deadline: Within 45 days after the end of each of the first three quarters of each financial year.

A public company needs to file, together with the interim financial statements, an interim MD&A.

Information required to be included in the interim MD&A is similar to information required in the annual MD&A.

Reference: NI 51-102F1

11. Quarterly Portfolio Disclosure

Filing Deadline: Must post to the investment fund's website within 60 days of the end of each quarter.

A quarterly portfolio disclosure must include:

•      a summary of investment portfolio prepared in accordance with Item 5 of Part B of Form 81- 106F1; and

•      the total net asset value of the investment portfolio.

Reference: NI 81-106F1 (Part B) Item 5

No corresponding requirements for a public company to prepare separate quarterly disclosure in addition to the interim financial statements and interim MD&A.
12. Annual Information Form

Filing Deadline: Within 90 days of its financial year-end.

The prescribed content for an Annual Information Form of an investment fund requires the following disclosures that are not generally found in the Annual Information Form of a public company:

•      Investment Restrictions

•      Valuation of Portfolio Securities

•      Calculation of Net Asset Value; and

•      Purchases and Switches

Reference: NI 81-101F2

Filing Deadline: Within 90 days of its financial year-end.

The prescribed content for an Annual Information Form of a public company requires the following disclosures that are not generally found in the Annual Information Form of an investment fund:

•      Description of Business

•      Risk Factors

•      Additional Information; and

•      Information Circular Disclosure.

Reference: NI 51-102F2 – Annual Information Form

Disclosure of Executive Compensation pursuant to NI 51-102F6 is required with the AIF or a management information circular prepared in connection with an annual meeting of the shareholders.

Sch A-4

	Investment Fund Regime	Public Company Regime (1)
13. CEO/CFO Certifications	There are no corresponding CEO/CFO certification obligations for an investment fund.

Filing Deadline: Concurrent with the filing of the annual and interim financial statements, as applicable.

Annual and interim financial statements of a public company must be reviewed and approved by the board of directors, and certified by filling a certificate signed by the CEO and the CFO, or the persons acting in those capacities (who may be employees of an outside management company), certifying as to:

•      accuracy and fair representation

•      no misrepresentation

•      disclosure controls and procedures; and

•      internal controls over financial reporting.

Reference: NI 52-109F1 – Certification of Annual Filings Full Certificate and NI 52-109F2 – Certification of Interim Filings Full Certificate.

Prospectus Disclosure Comparison
1. Long Form Prospectus Disclosure

The disclosure required in an investment fund prospectus is set out in NI 41-102F2 and the form and structure is similar to a public company prospectus.

For key differences between the form of an investment fund prospectus and a public company prospectus, please see corresponding section under "Public Company Regime" on the right.

Reference: NI 41-101F2 – Information Required in an Investment Fund Prospectus

Certain additional disclosure required in a public company prospectus includes disclosure of historical, current and prospective information about the general business of the public company;

•      executive compensation, including disclosure of information relating to indebtedness of directors and executive officers in accordance with NI 51-102F5 and NI 51- 102F6, which information is also required annually in either the management information circular provided in respect of an annual meeting, or with the annual information form;

•      disclosure of corporate governance and audit committee information; and

•      incorporation of disclosure prescribed in MD&A and Annual Information Form for public companies.

Reference: NI 41-101F – Information Required in a Prospectus

(1)	Venture issuers (as such term is defined in NI 51-102) are subject to certain disclosure and timing requirements that differ from those that are set out herein.

Sch A-5

SCHEDULE B

COMPARISON OF RIGHTS AS A UNITHOLDER OF THE TRUST
AND AS A SHAREHOLDER OF CFCL

Upon the successful completion of the Arrangement, the Class A Shareholders will hold Trust Units. The Trust is a trust and the rights of Trust Unitholders are established by the Trust Agreement unlike CFCL, which is a corporation existing under the laws of Alberta, where the rights of CFCL Shareholders are governed by the ABCA and by the articles and by-laws of CFCL.

Although the Trust Agreement confers upon a Trust Unitholder many of the same protections, rights and remedies a CFCL Shareholder would have as a shareholder of a corporation governed by the ABCA, significant differences exist and a summary of some of the material differences is provided below. This summary is not an exhaustive review and reference should be made to the full text of the articles and by-laws of CFCL, the Trust Agreement and the ABCA, and any regulations thereunder, for particulars of differences between them. CFCL Shareholders should consult their legal or other professional advisors with respect to the implications of holding Trust Units rather than CFCL Shares. Any capitalized terms used but not defined herein shall have the meaning given to them in the Circular to which this schedule is attached.

Rights	Class A Shares	Common Shares	Trust Units
Authorized Capital	CFCL is authorized to issue an unlimited number of Class A Shares. As of October 26, 2017, there were 252,116,003 Class A shares issued and outstanding.	CFCL is authorized to issue 50,000 Common Shares. As of October 26, 2017, there were 40,000 Common Shares issued and outstanding.	The Trust is authorized to issue an unlimited number of Trust Units in an unlimited number of classes and series of a class. Currently, the Trust has issued only one class and series of Trust Units.[1]
Dividends/Distributions

The Class A Shares are entitled to receive a preferential non-cumulative dividend of US$0.01 per share per annum and thereafter to participate pro rata in any further dividends with the Common Shares on a share-for-share basis.

See adjacent description under the column "Class A Shares".

Commencing with the fiscal year ending December 31, 2017, the Manager intends to cause the Trust to make an annual distribution of its net income and a portion of its net realized capital gains, as determined from the provisions of the Trust Agreement, if any, to Trust Unitholders through a distribution of cash or additional Trust Units as the Manager may direct.

Each Trust Unit of a particular class or series of a class shall entitle the holder thereof to participate pro rata, in accordance with the provisions of the Trust Agreement, with respect to all distributions made to that class of series of a class. Distributions shall be allocated among the classes or series of a class of Trust Units in such manner as the Manager considers appropriate and equitable.[2]

1	The Arrangement Agreement includes a representation and warranty that the authorized capital of the Trust will consist of a single class of Trust Units. Prior to the Effective Time, there will be one (1) Trust Unit issued and outstanding, being the initial Trust Unit issued to the Settlor in accordance with the Trust Agreement, and there will not be issued and outstanding any other securities or rights, options or privileges which would entitle the holder to acquire any Trust Units or other securities of the Trust.

2	See footnote 1.

Sch B-1

Rights	Class A Shares	Common Shares	Trust Units
Voting Rights	Class A Shareholders are not entitled to vote at any meetings of the CFCL Shareholders except as provided for by law and with respect to those matters set out in the articles of CFCL.	Common Shareholders are entitled to one vote per Common Share held at all meetings of the CFCL Shareholders.	The Trust Unitholders are entitled to one vote per Trust Unit at all meetings of Trust Unitholders.
Liquidation/Dissolution	In the event of the liquidation, dissolution or winding-up of CFCL, the Class A Shareholders are entitled to receive US$3.00 per Class A Share together with any declared and unpaid dividends thereon, before any amount is paid or any assets of CFCL are distributed to the Common Shareholders or any shares ranking junior to the Class A Shareholders. Class A Shareholders are entitled to participate pro rata in any further distributions of the assets of CFCL with the holders of the then outstanding Common Shareholders on a share-for-share basis.	See adjacent description under the column "Class A Shares".

All Trust Units of the same class or series of a class, including the Trust Units, have equal rights and privileges with respect to all matters, including receipt of distributions from the Trust, liquidation and other events in connection with the Trust.

Each Trust Unit of a particular class or series of a class shall entitle the holder thereof to participate pro rata, in accordance with the provisions of the Trust Agreement, upon liquidation of the Trust, to participate pro rata with other Trust Unitholders of that same class or series of a class in the NAV of the Trust remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in the Trust Agreement.[3]

3	See footnote 1.

Sch B-2

Rights	Class A Shares	Common Shares	Trust Units
Redemption Rights

Class A Shareholders are entitled, upon 90 days' notice, to require CFCL to redeem on the last day of any of CFCL's fiscal quarters, all or any of the Class A Shares which are registered in the name of such holder on the books of CFCL.

The retraction price per Class A Share shall be 80% of the net asset value per Class A Share as of the date on which such Class A Shares are redeemed.

CFCL does not allow its Class A Shareholders to redeem for physical gold and silver bullion.

None.

Subject to the terms of the Trust Agreement and the Manager's right to suspend redemptions in certain circumstances described in the Circular, the Trust Units may be redeemed at the option of a Trust Unitholder in any month for physical gold and silver bullion or cash.

Redemption requests will be processed on the last business day of the applicable month.

Redemptions for Cash:

Trust Unitholders whose Trust Units are redeemed for cash will be entitled to receive a redemption price per Trust Unit equal to 95% of the lesser of: (i) the volume-weighted average trading price of the Trust Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the trading price of the Trust Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and (ii) the Class NAV of the redeemed Trust Units as of 4:00 p.m. (Toronto time) on the last day of such month on which NYSE Arca is open for trading.

Redemptions for Bullion:

Subject to the terms of the Trust Agreement, a Trust Unitholder may redeem Trust Units for physical gold and silver bullion, provided the redemption request is for a minimum of 100,000 Trust Units. Trust Units redeemed for physical gold and silver bullion will have a redemption value equal to the aggregate value of the Class NAV per Trust Unit of the redeemed Trust Units as of 4:00 pm (Toronto time) on the last day of the month on which NYSE Arca is open for trading in the month during which the redemption request is processed. Certain expenses described in the Circular will be subtracted from the value of the redeemed Trust Units and the resulting amount the Trust Unitholder will receive.

Sch B-3

Rights	Class A Shares	Common Shares	Trust Units
Dissent Rights

The ABCA provides for dissent rights in certain circumstances under which Class A Shareholders are entitled to receive fair value of their shares where certain fundamental changes affecting CFCL are undertaken.

The ABCA provides for dissent rights in certain circumstances under which Common Shareholders are entitled to receive fair value of their shares where certain fundamental changes affecting CFCL are undertaken.

None.
Oppression and Similar Actions	The Class A Shareholders have recourse, among other things, to an oppression remedy that is available to shareholders of an ABCA corporation where the corporation undertakes actions that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, security holders and certain other parties. The ABCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court.

The Common Shareholders have recourse, among other things, to an oppression remedy that is available to shareholders of an ABCA corporation where the corporation undertakes actions that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, security holders and certain other parties. The ABCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court.

The Trust Agreement does not provide the Trust Unitholders with rights comparable to the oppression remedy or the right to bring a derivative action, as provided under the ABCA.

Sch B-4

Rights	Class A Shares	Common Shares	Trust Units
Shareholder or Trust Unitholder Meetings

Class A Shareholders are entitled to notice of and to attend all meetings of CFCL Shareholders.

Class A Shareholders are not entitled to vote at any meetings of CFCL shareholders except as provided for by law and with respect to those matters set out in its articles of CFCL as described in the Circular.

Subject to the provisions of the ABCA, CFCL shall hold an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting for the purpose of considering the financial statements and the auditor's report, electing directors and appointing auditors.

Subject to the provisions of the ABCA, a special meeting of shareholders may be called at any time by CFCL and may be held in conjunction with an annual meeting of shareholders.

A resolution in writing dealing with all matters required by the ABCA to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the ABCA relating to that meeting of shareholders.

Under the ABCA, only the holders of not less than 5% of the voting shares of the corporation may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Meetings of Trust Unitholders will be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the Trust Agreement or applicable laws and for the transaction of such other related matters as the Manager or the Trustee determines.

Trust Unitholders holding Trust Units representing in aggregate not less than 50% of the NAV of the Trust may requisition a meeting of Trust Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. However, the Trustee shall not be obligated to call any such meeting until it has been satisfactorily indemnified by such Trust Unitholders against all costs of calling and holding such meeting.

A resolution in writing forwarded to all Trust Unitholders entitled to vote on such resolution and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Trust Unitholders at a meeting.

Sch B-5

Rights	Class A Shares	Common Shares	Trust Units
Shareholder or Trust Unitholder Proposals	None.

Under the ABCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders' meeting.

Under the ABCA, only the holders of an aggregate of not less than 5% of the voting shares of the corporation may submit a proposal with respect to the election of directors.

None.
Director/Trustee Residency Requirements	Under the ABCA, at least 25% of the directors of a corporation must be resident Canadians.	See adjacent description under the column "Class A Shares".	None.
Quorum for Meetings for Shareholders or Trust Unitholders

For meetings at which approval of Class A Shareholders is sought for any matters outlined in the Articles, a quorum of Class A Shareholders for the meeting is the holders of not less than 20% of Class A Shares then outstanding being present by person or by proxy.

For all other situations, see adjacent description under the column "Common Shares".

A quorum for a meeting of shareholders of CFCL is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the shares entitled to be voted at the meeting.

A quorum for the transaction of business at any meeting of Trust Unitholders will be at least two Trust Unitholders holding not less than 5% of the outstanding Trust Units on such date present in person or represented by proxy and entitled to vote thereat.

Sch B-6

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact the following:

North American Toll-Free Number: (877) 750-5837

Outside North America, Banks, Brokers and Collect Calls: +1-412-232-3561

Email: info@innisfreema.com

Facsimile: 1-212-750-5799